
05005735

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: WorleyParsons Limited

*CURRENT ADDRESS: Level 7, 116 Miller Street
North Sydney, NSW 2060
PO Box 1812 North Sydney
NSW 2059 Australia

**FORMER NAME:

**NEW ADDRESS:


PROCESSED
FEB 11 2005
THOMSON
FINANCIAL

FILE NO. 82- 34858 FISCAL YEAR

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☒
DEF 14A (PROXY)	☐		

OICF/BY: mr

DAT: 2/11/05

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	Grahame Campbell: 11,328 Grandamico Pty Ltd: 437,739
Class	Ordinary
Number acquired	Grahame Campbell: 975
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,984.12
No. of securities held after change	Grahame Campbell : 12,303 Grandamico Pty Ltd : 437,739

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	19 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	Erich Fraunschiel: 12,308 Erich Fraunschiel atf Fraunschiel Family Trust: 30,556 Montrose Investments (WA) Pty Ltd atf Fraunschiel Family Trust: 100,000
Class	Ordinary
Number acquired	Erich Fraunschiel: 1,241
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,344.72
No. of securities held after change	Erich Fraunschiel : 13,549 Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	John Green: 630,971 John M Green & Jennifer A Green: 249,975
Class	Ordinary
Number acquired	John Green: 2,340
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,963.24
No. of securities held after change	John Green: 633,311 John M Green & Jennifer A Green: 249,975

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Beneficial interest in shares acquired in name of related entity. 2. Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	1. 20 November 2004 2. 16 December 2004
No. of securities held prior to change	1. Laargo Investments Pty Ltd: 10,000 2. Ron McNeilly: 321,006
Class	Ordinary
Number acquired	1. Laargo Investments Pty Ltd: 2,222 2. Ron McNeilly: 1,330
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $9,110.20 2. $6,799.62
No. of securities held after change	1. Laargo Investments Pty Ltd: 12,222 2. Ron McNeilly: 322,336

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	1. Shares acquired in the Final Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004. 2. Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the WorleyParsons Limited Non-Executive Director Plan.
Date of change	16 December 2004
No. of securities held prior to change	1,511,301
Class	Ordinary
Number acquired	1,949
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,964.14
No. of securities held after change	1,513,250

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the WorleyParsons Limited Non-Executive Director Plan under which non-executive directors are required to sacrifice at least 25% of their annual Directors' Fees as shares in WorleyParsons Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



WorleyParsons

17 December 2004

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)
PNG Gas Project - FEED Contract

Port Moresby: Esso Highlands Limited, a subsidiary of Exxon Mobil Corporation, today announced that Eos (a joint venture of KBR and WorleyParsons) has been selected to conduct the Front End Engineering and Design (FEED) studies for the PNG Gas Project.

The award of the contract follows an announcement by the Project Owners in October that they would undertake a multi-million dollar FEED program for the Project. An investment decision regarding the Project is to be taken following completion of FEED, contingent upon the necessary gas sales agreements being in place for sufficient volumes of gas to allow the Project Owners to make their decision.

ExxonMobil is currently in the process of mobilizing the FEED team which will comprise around 40 ExxonMobil and other Project Owners' personnel and a further 100-120 personnel from Eos. The FEED team will be based principally in Brisbane and in Port Moresby and is expected to fully mobilize in January 2005.

"We have selected Eos because this group has demonstrated the capability to successfully complete similar FEED work programs. Eos has assembled a solid team with experience on major oil and gas projects internationally, and regionally within Australia and PNG" said Mr Peter Graham, ExxonMobil's PNG Gas Project Manager.

The activities in the FEED program will include preliminary design for the gas field developments in PNG, gas processing and export compression facilities, infrastructure, and the PNG section of the gas pipeline from the Southern Highlands in PNG to the PNG/Australian border. The FEED program is expected to be complete by early 2006.

Project Owners previously signed a binding Letter of Intent with APC (a consortium led by AGL and Petronas) for APC to undertake a separate FEED work program for the gas pipeline from the PNG/Australian border to markets in Australia.

The PNG Gas Project participants are: Esso Highlands Limited, operator (a subsidiary of ExxonMobil), Oil Search, Nippon Oil Exploration, and MRDC (a PNG company representing landowner interests).

 **WorleyParsons**

Mr John Grill, Chief Executive Officer of WorleyParsons, said that "The award of the PNG Gas Project FEED Contract to the WorleyParsons and KBR Eos Joint Venture is the first major contract award for WorleyParsons in the Australasian region. It is an excellent example of the international recognition and capability strength that WorleyParsons now has attained. I believe it positions WorleyParsons very well for any future opportunities in the PNG Gas Project and other similar projects."

For further information please contact:

John Grill
Chief Executive Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au



WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

9 December 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3Y

We attach Appendix 3Y in respect of Performance Rights granted to the Chief Executive Officer and the Chief Financial Officer.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Grill
Date of last notice	6 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	12 October 2004
No. of securities held prior to change	Ordinary shares = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd Performance Rights = 343,011
Class	Performance Rights
Number acquired	2 for 9 entitlement offer = 76,225
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil

+ See chapter 19 for defined terms.

No. of securities held after change	Total Performance Rights held = 419,236 Ordinary shares held = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Effect of entitlement offer (2 for 9) on Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the Worley Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Joseph Housego
Date of last notice	6 December 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	12 October 2004
No. of securities held prior to change	Ordinary shares = 366,667 Performance Rights = 144,416
Class	Performance Rights
Number acquired	2 for 9 entitlement offer = 32,093
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil
No. of securities held after change	Ordinary shares = 366,667 Total Performance Rights held = 176,509
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Effect of entitlement offer (2 for 9) on Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the Worley Performance Rights Plan.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

9 December 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3B

We attach revised Appendix 3B in respect of Performance Rights granted in the years ended 30 June 2003, 2004 and in the current year. This Appendix 3B supercedes the version submitted on 6 December 2004 and reflects the effect of the recent 2 for 9 entitlement offer on Performance Rights granted to date.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1. 2002-03: 555,489 Performance Rights, each over one fully paid ordinary share;** **2. 2003-04: 401,169 Performance Rights, each over one fully paid ordinary share;** **3. 2004-05: 1,456,023 Performance Rights, each over one fully paid ordinary share** **4. 2004-05 [2 for 9] entitlement offer: 528,349 Performance Rights, each over one fully paid ordinary share** **5. Total: 2,905,918 Performance Rights, each over one fully paid ordinary share.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights granted to the Chief Executive Officer, the Chief Financial Officer, and other senior executives pursuant to the Worley Performance Rights Plan. The Performance Rights issued in 2002-03 and 2003-04 were subject to an earnings per share (EPS) hurdle. The Performance Rights issued in 2004-05 are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Shares acquired on vesting of the Performance Rights will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights granted as equity compensation benefits for the Chief Executive Officer, the Chief Financial Officer, and other senior executives.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**N/A**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**204,950,598**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**2,905,918**	**Performance Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A. Until vested, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Company Secretary) Date: 9/12/04

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.



WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

6 December 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3Y

We attach Appendix 3Y in respect of Performance Rights granted to the Chief Executive Officer and the Chief Financial Officer in the years ended 30 June 2003 and 2004 and in the current year. This information was disclosed in the Company's 2002 Prospectus and in the 2003 and 2004 Annual Reports.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Grill
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Dates of change	1. 31 January 2003 2. 31 January 2004 3. 29 October 2004
No. of securities held prior to change	Ordinary shares = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Class	Performance Rights
Number acquired	1. 113,343 Performance Rights 2. 66,117 Performance Rights 3. 163,551 Performance Rights
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. Nil 2. Nil 3. Nil

+ See chapter 19 for defined terms.

No. of securities held after change	Total Performance Rights held = 343,011 Ordinary shares held = 3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Performance Rights granted as equity compensation benefits for the Chief Executive Officer pursuant to the Worley Performance Rights Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Joseph Housego
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Dates of change	4. 31 January 2003 5. 31 January 2004 6. 29 October 2004
No. of securities held prior to change	Ordinary shares = 366,667
Class	Performance Rights
Number acquired	4. 44,515 Performance Rights 5. 29,808 Performance Rights 6. 70,093 Performance Rights
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	4. Nil 5. Nil 6. Nil
No. of securities held after change	Ordinary shares = 366,667 Total Performance Rights held = 144,416

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Performance Rights granted as equity compensation benefits for the Chief Financial Officer pursuant to the Worley Performance Rights Plan.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



WorleyParsons

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

6 December 2004

Manager, Company Announcements Office
Australian Stock Exchange Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WORLEYPARSONS LIMITED (WOR)
APPENDIX 3B

We attach Appendix 3B in respect of Performance Rights granted in the years ended 30 June 2003 and 2004 and in the current year. Details of Performance Rights awarded to executives were disclosed in the Company's 2002 Prospectus and in the 2003 and 2004 Annual Reports.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Performance Rights**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**1. 2002-03: 785,962 Performance Rights, each over one fully paid ordinary share;** **2. 2003-04: 539,690 Performance Rights, each over one fully paid ordinary share;** **3. 2004-05: 1,258,380 Performance Rights, each over one fully paid ordinary share** **4. Total: 2,584,032 Performance Rights, each over one fully paid ordinary share.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights granted to the Chief Executive Officer, the Chief Financial Officer, and other senior executives pursuant to the Worley Performance Rights Plan. The Performance Rights issued in 2002-03 and 2003-04 were subject to an earnings per share (EPS) hurdle. The Performance Rights issued in 2004-05 are subject to combined earnings per share (EPS) hurdle (40%) and total shareholder return (TSR) hurdle (60%). The Performance Rights vest proportionately over a three year period, based on the achievement of the performance criteria. No amount is payable upon the issue or vesting of the Performance Rights.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Shares acquired on vesting of the Performance Rights will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights granted as equity compensation benefits for the Chief Executive Officer, the Chief Financial Officer, and other senior executives.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	N/A

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**204,950,598**	**Ordinary**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**2,584,032**	**Performance Rights**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A. Until vested, Performance Rights do not carry a right to a dividend.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 6/12/04

(Company Secretary)

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WorleyParsons Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	8 November 2004

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1. Shares acquired on market. 2. Beneficial interest as a result of shares acquired in the Final Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.
Date of change	1. 1 November 2004 2. 16 November 2004
No. of securities held prior to change	Erich Fraunschiel : 12,308 Erich Fraunschiel atf The Fraunschiel Family Trust : 25, 000
Class	Ordinary
Number acquired	1. 100,000 On Market 2. 5,556 Entitlement Offer
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	1. $519,557.63 2. $22,779.60
No. of securities held after change	Erich Fraunschiel : 12,308 Erich Fraunschiel atf The Fraunschiel Family Trust : 30,556 Montrose Investments (WA) Pty Ltd atf The Fraunschiel Family Trust : 100,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	As above

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

ASIC registered agent number

lodging party or agent name Sharon Sills

office, level, building name or PO Box no. Level 7

street number & name 116 Miller street NSW 206

suburb/city North Sydney state/territory NSW postcode 2060

telephone (02) 8923 6866

facsimile (02) 8923 6877

DX number suburb/city



ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

Notification of

resolution

form **205**

Corporations Act 2001

Regulation 1.0.12

Company name Worley Group Limited

ACN 001 279 812 096 090 158

18 NOV 2004

Subject(s) of the resolution

(tick boxes which apply)

Section	Subject	Box
157(2)	change of company name	[X] A
162(3)	change from public company to proprietary company	[ ] B
162(3)	change from proprietary company to public company	[ ] C
162(3)	change from no-liability company to company limited by shares	[ ] F
162(3)	change from limited company to unlimited company	[ ] G
162(3)	change from unlimited company to limited company	[ ] H
162(3)	change from company limited by guarantee to company limited by shares	[ ] AA
167AA(1)	change from company limited by both shares & guarantee to company limited by shares	[ ] AB
167AA(1)	change from company limited by both shares & guarantee to company limited by guarantee	[ ] AC
162(3)	change from limited (mining) company to a no-liability company	[ ] X
136(5)	alteration of constitution	[X] J
491(1)	voluntary winding up by members	[ ] L
491(1)	voluntary winding up by creditors	[ ] M
461(2)	company resolved to be wound up by Court	[ ] AD
506(1B)	powers & duties of liquidator (voluntary)	[ ] AF
507(11)	company's arrangement with liquidator	[ ] AG
510(1A)	binding arrangements on company/creditors	[ ] AH
	other	[X] R

section number

brief description Special resolutions

Details of the resolution (tick the appropriate box & provide details)

date of meeting 15 /11/ 2004

The resolution [ ] set out below

[X] in the attached annexure marked "A B" (show mark A B etc), was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

For change of company name

Is the proposed name identical to a registered business name(s)? [ ] yes [X] no

if yes, provide business name(s) registration details

Business Number : State/Territory of Registration

***I DECLARE** that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).*

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs 30 mins

Signature

I certify that the information in this form is true and correct.

print name Sharon Sills capacity Company Secretary

sign here [signature] date 15 /11 /2004

Worley Group Limited ACN 001 279 812

"Annexure A"

This is annexure A of one page referred to in the form 205 Notification of Resolution dated 15 November 2004 and signed by Sharon Sills Company Secretary

Special Resolutions

3 – Renewal of Proportional takeover provision

It was resolved, as a special resolution, that the Company renew the proportional takeover provisions contained in Rule 6 of the Constitution for a period of 3 years.

4 – Amendment of Constitution

It was resolved, as a special resolution, that the Constitution of the Company be amended by deleting the number "30" in current Rules 8.1(l)(3) and (4) of the Constitution and substituting the phrase "35 business".

5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

It was resolved, as a special resolution that the placement issue of 22.4 million ordinary shares at $4.10 per ordinary share on 8 October 2004, is approved for the purposes of Listing Rule 7.4 of the Australian Stock Exchange."

6 – Change of Name

It was resolved, as a special resolution that the name of the Company be changed from Worley Group Limited to WorleyParsons Limited, effective from the date the Australian Securities and Investments Commission alters the details of the Company's registration.



Sharon Sills
Company Secretary
15 November 2004

Worley Group Limited ACN 001 279 812

"Annexure B"

This is annexure B of four pages referred to in the form 205 Notification of Resolution dated 15 November 2004 and signed by Sharon Sills Company Secretary



Sharon Sills
Company Secretary
15 November 2004

which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under rule 7.9(i).

(l) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

(m) A proxy form issued by the company must provide for the appointer to appoint a proxy of the appointer's choice and may specify who is to be appointed as proxy if the appointer does not make a choice.

8 Directors

8.1 Appointment and removal of directors

(a) The minimum number of directors is 3. The maximum number of directors is to be fixed by the directors, but must not be more than 12 unless the company in general meeting determines otherwise. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

(b) The directors in office on the date that this constitution was adopted by the company continue in office but on the terms and conditions set out in this constitution.

(c) Subject to rules 8.1(a) and (l), the company may by resolution elect any natural person to be a director, either as an addition to the existing directors or as otherwise provided in this constitution.

(d) Subject to rules 8.1(a) and (e) the directors may appoint any natural person to be a director, either as an addition to the existing directors or to fill a casual vacancy (including any casual vacancy arising where a director is removed from office under rule 8.1(j)(1) and no person is appointed in place of that director under rule 8.1(j)(2)).

(e) At each AGM of the company:

(1) each director, other than a managing director, appointed under rule 8.1(d) since the last AGM; and

(2) excluding any director referred to in rule 8.1(e)(1) and any managing director (or the first appointed managing director if there is more than one):

(A) one-third of the remaining directors (rounded down, if necessary, to the nearest whole number); and

(B) any other director who, if he does not retire, will at the conclusion of the meeting have been in office for 3 or more years and for 3 or more AGMs since he or she was last elected to office,

must retire from office as directors; and

(3) if no director is required to retire from office under rule 8.1(e)(2), at least 1 director, excluding a managing director (or the first appointed managing director if there is more than one) who is

required to retire at that meeting under rule 8.1(e)(1), must retire from office as director.

(f) The director or directors who must retire at an AGM in accordance with rules 8.1(e)(2)(A) or 8.1(e)(3) (as the case may be) are those who have been longest in office since their last election but, as between persons who were last elected as directors on the same day, those to retire must be determined by agreement among themselves or, in the absence of agreement, by lot.

(g) Subject to rule 8.1(l), the company may by resolution fill the office vacated by a director under rule 8.1(e) by electing a person to that office.

(h) A director retiring from office under rule 8.1(e) is eligible for re-election and if the office vacated by that director is not filled by a resolution of the company under rule 8.1(g), that director (if offering himself or herself for re-election) is to be taken as having been re-elected to that office unless:

(1) it is expressly resolved not to fill the vacated office; or

(2) a resolution for the re-election of that director is put and lost.

(i) The retirement of a director from office under rule 8.1(e) and the re-election of the director or the election of another person to that office (as the case may be) takes effect at the later of:

(1) the conclusion of the meeting at which the retirement and re-election or election occur; and

(2) a time specified by the company by resolution.

(j) The company may:

(1) by resolution in accordance with section 203D of the Corporations Act 2001 remove a director from office; and

(2) subject to rule 8.1(l), by resolution fill the office vacated by a director who is removed under rule 8.1(j)(1) by electing another person to that office.

(k) A person elected as a director under rule 8.1(j)(2) must retire under rule 8.1(e) on the same day that the director in whose place he or she was appointed would have had to retire under rule 8.1(e) if that director had not been removed from office under rule 8.1(j)(1).

(l) A person may only be elected to the office of a director at a general meeting if:

(1) he or she is a director retiring from office under rule 8.1(e) and standing for re-election at that meeting;

(2) he or she has been nominated by the directors for election at that meeting;

(3) if the person is a member, he or she has at least 35 business days before the meeting served on the company a notice signed by him or her signifying his or her desire to be a candidate for election at that meeting; or

(4) whether or not the person is a member, some member intending to nominate him or her for election at that meeting has at least 35

5

business days before the meeting served on the company a notice signed by the member and signifying the member's intention to nominate the person for election, which is accompanied by a notice signed by the person and signifying his or her consent to the nomination.

8.2 Vacation of office

(a) In addition to the circumstances prescribed by the Corporations Act 2001, the office of a director becomes vacant if the director:

(1) becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(2) becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(3) is convicted on indictment of an offence and the directors do not within 1 month after that conviction resolve to confirm the director's appointment or election (as the case may be) to the office of director;

(4) fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors; or

(5) resigns by notice in writing to the company.

(b) A director who vacates office under rule 8.2(a) is not to be taken into account in determining the number of directors who are to retire by rotation at the next AGM.

8.3 Directors who are employees of the company

The office of a director who is an employee of the company or any of its subsidiaries becomes vacant on the director ceasing to be employed but the person is eligible for reappointment or re-election as a director of the company.

8.4 Remuneration of directors

(a) Each director is entitled to such remuneration out of the funds of the company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate $600,000 in any financial year or such other amount as may be fixed by the company in general meeting for that purpose.

(b) The remuneration of a director:

(1) may be a stated salary or a fixed sum for attendance at each meeting of directors or both; or

(2) may be a share of a fixed sum determined by the company in general meeting to be the remuneration payable to all directors, which is to be divided between the directors in the proportions agreed between them or, failing agreement, equally,

and if it is a stated salary under rule 8.4(b)(1) or a share of a fixed sum under rule 8.4(b)(2), will be taken to accrue from day to day.

6

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name – officeholders or members
A3 Change – ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Worley Group Limited

ACN/ABN
096 090 158

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Freehills

Ref
JBW

ASIC registered agent number (if applicable)
1652

Telephone number
+61 2 9225 5000

Postal address
Level 38, MLC Centre
Martin Place
Sydney NSW 2000 **DX 361 Sydney**

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Sharon Sills

Capacity
☐ Director
☑ Company secretary

Signature
[signature]

Date signed
16 / 11 / 04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ... etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 – Cancellation of shares	C2 – Issue of shares	C3 – Change to share structure table	C4 – Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☑ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes

Share buy-back. – **ss.257H(3)**
- ☐ Minimum holding buy-back by listed company
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares. – **S.258D**

Shares returned to a public company– **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

/ /
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	55,593,887	$4.10	Nil

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

29 / 10 / 04
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☑ **No**

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

/ /
[D D] [M M] [Y Y]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☐ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode   Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change

/ /
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date

/ /
[D D] [M M] [Y Y]

C4 Continued... **Further changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name   Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode   Country (if not Australia)

Earliest date of change
Please indicate the earliest date that any of the following changes occurred

Date of change

/ /
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date

/ /
[D D] [M M] [Y Y]

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William E. Hall
Date of appointment	15 November 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
68,524 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
William E. Hall	**68,524 ordinary shares**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	William Eivand Hall
Date of appointment	15 November 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
67,957 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	N/A

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A



Worley

Tuesday 16 November 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX:WOR)
FINAL ALLOTMENT

Worley is pleased to announce the allotment and issue of the remaining 5,497,709 New Shares to applicants under the Entitlement Offer.

A strong response from shareholders saw the Entitlement Offer close oversubscribed.

Entitlement shares have been allocated in full. As a result of the number of applications received, it has not been possible to allocate in full the additional New Shares applied for by Qualifying Retail Shareholders above their entitlement. However, all existing shareholders who applied for additional New Shares have been allocated up to a maximum of 750 additional New Shares per applicant. No New Shares have been allocated to general public applicants.

The New Shares are expected to commence trading on a normal settlement basis on ASX on Wednesday 17 November 2004 under the code "WOR."

A total of 55,593,887 New Shares have been issued to participants in the Institutional Placement and Entitlement Offer.

Following this allotment, the total issued capital of Worley is 204,950,598 ordinary shares.

Worley confirms that the information contained in the Appendix 3B released on 11 October 2004 remains correct and up to date.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au

ASIC registered agent number	1652
lodging party or agent name	Freehills
Office, level, building name or PO Box No.	Level 38, MLC Centre
street number & name	Martin Place
suburb/city	Sydney — state/territory NSW — postcode 2000
telephone	+61 2 9225 5000
facsimile	+61 2 9322 4000
DX Number	361 Sydney — suburb/city Sydney
Reference	JBW

ASS. ☐ REQ-A ☐ CASH. ☐ REQ-P ☐ PROC. ☐

Australian Securities & Investments Commission

form **205**

Notification of
resolution

Corporations Act 2001
Regulation 1.0.12

Company name **Worley Group Limited**
ACN **096 090 158**

Subject(s) of the resolution
(tick boxes which apply)

157(2)	change of company name	☑	A
162(3)	change from public company to proprietary company	☐	B
162(3)	change from proprietary company to public company	☐	C
162(3)	change from no-liability company to company limited by shares	☐	F
162(3)	change from limited company to unlimited company	☐	G
162(3)	change from unlimited company to limited company	☐	H
162(3)	change from company limited by guarantee to company limited by shares	☐	AA
1416	change from company limited by both shares & guarantee to company limited by shares	☐	AB
1416	change from company limited by both shares & guarantee to company limited by guarantee	☐	AC
162(3)	change from limited (mining) company to a no-liability company	☐	X
136(5)	alteration of constitution	☐	J
491(1)	voluntary winding up by members	☐	L
491(1)	voluntary winding up by creditors	☐	M
461(2)	company resolved to be wound up by Court	☐	AD
506(1B)	powers & duties of liquidator (voluntary)	☐	AF
507(11)	company's arrangement with liquidator	☐	AG
510(1A)	binding arrangements on company/ creditors	☐	AH
	other section number brief description	☐	R

Details of the resolution (tick the appropriate box & provide details)

date of meeting **15/11/2004**

The resolution ☑ set out below
☐ in the attached annexure marked " " *(show mark A, B etc)* was passed or agreed to (as required) as a special or ordinary resolution (as applicable) in accordance with the Corporations Act 2001.

The Resolution

That, conditional on completion of the acquisition of 100% of the share capital of Parsons E&C Corporation, the name of the company be changed from Worley Group Limited to WorleyParsons Limited, effective from the date the Australian Securities and Investments Commission alters the details of the Company's registration.

RECEIVED 18 NOV 2004 ASIC SSC

For change of company name

Is the proposed name identical to a registered business name(s)? ☐ yes ☑ no

If yes, provide business name(s) registration details

Business Number : State/Territory of Registration

I DECLARE that I make this application for the company name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Signature

I certify that the information in this form is true and correct.

print name **Sharon Sills** capacity **Secretary**

sign here [signature] date 16 November 2004

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Freehills Sydney\004749371



Worley

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

NEW CONSTITUTION

In accordance with Listing Rule 15.4.2, Worley attaches a copy of the amended Constitution as approved by shareholders at today's Annual General Meeting.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

WorleyParsons Limited

Constitution

As last amended on 15 November 2004

Table of contents

Rule *Page*

Worley Group Limited

A company limited by shares

Constitution

1 Preliminary

1.1 Definitions and interpretation

(a) In this constitution:

ASX means Australian Stock Exchange Limited;

business day has the meaning given to that term in the Listing Rules;

Commonwealth means the Commonwealth of Australia and its external territories;

listed company means a company which is admitted to the official list of ASX;

Listing Rules means the Listing Rules of ASX and any other rules of ASX which apply while the company is a listed company, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX;

Representative, in relation to a body corporate, means a representative of the body corporate appointed under section 250D of the Corporations Act 2001 or a corresponding previous law;

SCH Business Rules means the SCH Business Rules and any other rules of ASX Settlement and Transfer Corporation Pty Limited which apply while the company is an issuer of CHESS Approved Securities, each as amended or replaced from time to time;

seal means any common seal, duplicate seal, share seal or certificate seal of the company; and

transmission event means:

(1) in respect of a member who is an individual:

(A) the death of the member;

(B) the bankruptcy of the member; or

(C) the member becoming of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health; and

(2) in respect of a member who is a body corporate, the dissolution of the member or the succession by another body corporate to the assets and liabilities of the member.

(b) A reference in a rule to a partly paid share is a reference to a share on which there is an amount unpaid.

(c) A reference in a rule relating to partly paid shares to a call or an amount called in respect of a share includes a reference to a sum that, by the terms of issue of a share, becomes payable on issue or at a fixed date.

(d) A member is to be taken to be present at a general meeting if the member is present in person or by proxy, attorney or Representative.

(e) A director is to be taken to be present at a meeting of directors if the director is present in person or by alternate director.

(f) Where a rule establishes an office of chairperson, the chairperson may be referred to as chair or as chairman or chairwoman, as the case requires.

(g) Where a rule establishes an office of deputy chairperson, the deputy chairperson may be referred to as deputy chair or as deputy chairman or deputy chairwoman, as the case requires.

(h) A reference in a rule in general terms to a person holding or occupying a particular office or position includes a reference to any person who occupies or performs the duties of that office or position for the time being.

(i) Unless the contrary intention appears in this constitution,

    (1) words importing the singular include the plural and words importing the plural include the singular;

    (2) words importing a gender include every other gender;

    (3) words used to denote persons generally or importing a natural person include any company, corporation, body corporate, body politic, partnership, joint venture, association, board, group or other body (whether or not the body is incorporated);

    (4) a reference to a person includes that person's successors and legal personal representatives;

    (5) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws varying, consolidating or replacing them and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

    (6) a reference to the Listing Rules or the SCH Business Rules includes any variation, consolidation or replacement of those rules and is to be taken to be subject to any waiver or exemption granted to the company from compliance with those rules; and

    (7) where a word or phrase is given a particular meaning, other parts of speech and grammatical forms of that word or phrase have corresponding meanings.

(j) In this constitution headings and boldings are for convenience only and do not affect its interpretation.

1.2 Application of the Corporations Act 2001, Listing Rules and SCH Business Rules

(a) This constitution is to be interpreted subject to:

    (1) the Corporations Act 2001;

(2) the Listing Rules, while the company is a listed company; and

(3) the SCH Business Rules, while the company is an issuer of CHESS Approved Securities.

(b) The rules that apply as replaceable rules to companies under the Corporations Act 2001 do not apply to the company.

(c) While the company is a listed company, the following provisions apply:

(1) despite anything contained in this constitution, if the Listing Rules prohibit an act being done, the act must not be done;

(2) nothing contained in this constitution prevents an act being done that the Listing Rules require to be done;

(3) if the Listing Rules require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(4) if the Listing Rules require this constitution to contain a provision and it does not contain such a provision, this constitution is deemed to contain that provision;

(5) if the Listing Rules require this constitution not to contain a provision and it contains such a provision, this constitution is taken not to contain that provision; and

(6) if any provision of this constitution is or becomes inconsistent with the Listing Rules, this constitution is taken not to contain that provision to the extent of the inconsistency.

(d) While the company is a listed company, the company and the directors must comply with the obligations respectively imposed on them under the Listing Rules and the SCH Business Rules. This obligation does not detract from or alter the power of the company and the directors to cause the company to cease to be a listed company.

(e) Unless the contrary intention appears, an expression in a rule that deals with a matter dealt with by a provision of the Corporations Act 2001, the Listing Rules or the SCH Business Rules has the same meaning as in that provision.

(f) Subject to rule 1.2(e), unless the contrary intention appears, an expression in a rule that is defined in section 9 of the Corporations Act 2001 has the same meaning as in that section.

1.3 Exercise of powers

(a) The company may, in any manner permitted by the Corporations Act 2001:

(1) exercise any power;

(2) take any action; or

(3) engage in any conduct or procedure,

which under the Corporations Act 2001 a company limited by shares may exercise, take or engage in if authorised by its constitution.

(b) While the company is a listed company, the company and the directors must exercise their powers to ensure that the Listing Rules and the SCH Business Rules are complied with, unless to do so would be unlawful or a breach of duty. This obligation does not detract from or alter the power of the company and the directors to cause the company to cease to be a listed company.

(c) Where this constitution provides that a person or body may do a particular act or thing and the word "may" is used, the act or thing may be done at the discretion of the person or body.

(d) Where this constitution confers a power to do a particular act or thing, the power is, unless the contrary intention appears, to be taken as including a power exercisable in the like manner and subject to the like conditions (if any) to repeal, rescind, revoke, amend or vary that act or thing.

(e) Where this constitution confers a power to do a particular act or thing with respect to particular matters, the power is, unless the contrary intention appears, to be taken to include a power to do that act or thing with respect to some only of those matters or with respect to a particular class or particular classes of those matters and to make different provision with respect to different matters or different classes of matters.

(f) Where this constitution confers a power to make appointments to any office or position, the power is, unless the contrary intention appears, to be taken to include a power:

(1) to appoint a person to act in the office or position until a person is appointed to the office or position;

(2) subject to any contract between the company and the relevant person, to remove or suspend any person appointed, with or without cause; and

(3) to appoint another person temporarily in the place of any person so removed or suspended or in place of any sick or absent holder of such office or position.

(g) Where this constitution confers a power or imposes a duty then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

(h) Where this constitution confers a power or imposes a duty on the holder of an office as such then, unless the contrary intention appears, the power may be exercised and the duty must be performed by the holder for the time being of the office.

(i) Where this constitution confers power on a person or body to delegate a function or power:

(1) the delegation may be concurrent with, or to the exclusion of, the performance or exercise of that function or power by the person or body;

(2) the delegation may be either general or limited in any manner provided in the terms of delegation;

(3) the delegation need not be to a specified person but may be to any person from time to time holding, occupying or performing the duties of, a specified office or position;

(4) the delegation may include the power to delegate;

(5) where the performance or exercise of that function or power is dependent upon the opinion, belief or state of mind of that person or body in relation to a matter, that function or power may be performed or exercised by the delegate upon the opinion, belief or state of mind of the delegate in relation to that matter; and

(6) the function or power so delegated, when performed or exercised by the delegate, is to be taken to have been performed or exercised by the person or body.

1.4 Currency

An amount payable to the holder of a share, whether by way of or on account of dividend, return of capital, participation in the property of the company on a winding up or otherwise, may be paid, with the agreement of the holder or pursuant to the terms of issue of the share, in the currency of a country other than Australia and the directors may fix a date up to 30 days before the payment date as the date on which any applicable exchange rate will be determined for that purpose.

2 Share capital

2.1 Shares

(a) Without prejudice to any special rights conferred on the holders of any shares or class of shares but subject to this constitution and, while the company is a listed company, the Listing Rules, the directors may issue or grant options in respect of, or otherwise dispose of, shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of the company on a winding up or otherwise, as the directors think fit.

(b) In particular, the directors may differentiate between the holders of partly paid shares as to the amount of calls to be paid and the time for payment.

2.2 Preference shares

(a) In this rule 2.2, in the event that the preference shares in question are quoted on the ASX, a reference to "certificate" shall be deemed to be a reference to the holding statement or terms of issue of the relevant preference share.

(b) The company may issue preference shares including preference shares which are, or at the option of the company are, liable to be redeemed.

(c) The certificate issued by the company for each preference share must specify or provide for the determination of:

(1) the rate of dividend applicable to the share and the times at which dividends are to be paid;

(2) the amount paid or payable on the issue of the share and, if that amount is not payable on issue, the amount unpaid on the share;

(3) the number of votes that may be exercised by the holder in respect of the share on a poll;

(4) in the case of a redeemable preference share, the time and place for redemption of the share; and

(5) any restrictions on the right to transfer the share.

(d) The dividend payable in respect of a preference share:

(1) may be at a fixed or variable rate;

(2) unless otherwise stated in the certificate for the share, will be taken to accrue from day to day; and

(3) unless otherwise stated in the certificate for the share, is payable in respect of the amount for the time being paid on the preference share.

(e) Each preference share confers on its holder:

(1) the right to payment out of the profits of the company of a cumulative preferential dividend at the rate and at the times specified in, or determined in accordance with, the certificate for the share in priority to the payment of any dividend on any other class of shares; and

(2) the right in a winding up or reduction of capital and, in the case of a redeemable preference share, on redemption to payment in cash in priority to any other class of shares of:

(A) the amount of any dividend accrued but unpaid on the share at the date of winding up or reduction of capital or, in the case of a redeemable preference share, the date of redemption; and

(B) any amount paid on the share.

(f) A preference share does not confer on its holder any right to participate in the profits or property of the company, whether on a winding up, reduction of capital or otherwise, except as set out in rule 2.2(e).

(g) The holder of a preference share has the same right as the holder of an ordinary share to receive notice of and to attend a general meeting and to receive a copy of any documents to be laid before that meeting.

(h) A preference share does not entitle its holder to vote at any general meeting of the company except in the following circumstances:

(1) on a proposal:

(A) to reduce the share capital of the company;

(B) that affects rights attached to the share;

(C) to wind up the company; or

(D) for the disposal of the whole of the property, business and undertaking of the company;

(2) on a resolution to approve the terms of a buy-back agreement;

(3) during a period in which a dividend or part of a dividend on the share is in arrears; or

(4) during the winding up of the company.

(i) The holder of a preference share who is entitled to vote in respect of that share under rule 2.2(h) is, on a poll, entitled to the number of votes specified in, or determined in accordance with, the certificate for the share.

(j) In the case of a redeemable preference share, the company must, at the time and place for redemption specified in, or determined in accordance with, the certificate for the share, redeem the share and, on receiving the certificate for the share, pay to or at the direction of the holder the amount payable on redemption of the share.

(k) A holder of a preference share must not transfer or purport to transfer, and the directors must not register a transfer of, the share if the transfer would contravene any restrictions on the right to transfer the share set out in the certificate for the share.

2.3 Power to pay brokerage, commission and interest on share capital

(a) The company may make payments by way of brokerage or commission in the manner provided by the Corporations Act 2001.

(b) Payments by way of brokerage or commission may be satisfied by the payment of cash, by the issue of fully paid shares, by the issue of partly paid shares or by any combination of the above.

(c) The company may pay interest on its share capital in the manner provided by the Corporations Act 2001.

2.4 Variation of Class Rights

(a) The rights attached to any class of shares may, unless their terms of issue state otherwise, be varied:

(1) with the written consent of the holders of 75% of the shares of the class; or

(2) with the sanction of a special resolution passed at a separate meeting of the holders of shares of the class.

(b) The provisions of this constitution relating to general meetings apply, with necessary changes, to separate class meetings as if they were general meetings except that:

(1) a quorum is two persons holding or representing by proxy, attorney or Representative, at least one-third of the issued shares of the class or, if there is one holder of shares in a class, that person; and

(2) any holder of shares of the class present in person or by proxy, attorney or Representative, may demand a poll.

(c) The rights conferred on the holders of shares which are not ordinary shares and which have preferential or other special rights will, unless otherwise expressly provided by their respective terms of issue, be taken to be varied or abrogated by:

(1) the issue of shares; or

(2) the conversion of securities into new shares,

which rank equally with or in priority to those shares.

2.5 Joint holders of shares

Where 2 or more persons are registered as the holders of a share they hold it as joint tenants with rights of survivorship subject to the following provisions:

(a) they and their respective legal personal representatives are liable severally as well as jointly for all payments, including calls, which ought to be made in respect of the share;

(b) subject to rule 2.5(a), on the death of any 1 of them the survivor or survivors are the only person or persons the company will recognise as having any title to the share;

(c) any 1 of them may give effectual receipts for any dividend, interest or other distribution or payment in respect of the share;

(d) except where otherwise required under the SCH Business Rules, the company is not bound to register more than 3 persons as joint holders of the share;

(e) the company is not bound to issue more than 1 certificate in respect of the share; and

(f) delivery of a certificate for the share to any 1 of them is sufficient delivery to all of them.

2.6 Equitable and other claims

(a) Except as otherwise required by law or provided by this constitution, the company is entitled to treat the registered holder of a share as the absolute owner of that share and is not:

(1) compelled in any way to recognise a person as holding a share upon any trust, even if the company has notice of that trust; or

(2) compelled in any way to recognise, or bound by, any equitable, contingent, future or partial claim to or interest in a share on the part of any other person except an absolute right of ownership in the registered holder, even if the company has notice of that claim or interest.

(b) With the consent of the directors, shares held by a trustee may be marked in the register in such a way as to identify them as being held subject to the relevant trust.

(c) Nothing in rule 2.6(b) limits the operation of rule 2.6(a).

2.7 Restricted securities

Despite any other provision of this constitution:

(a) restricted securities cannot be disposed of during the escrow period except as permitted by the Listing Rules or ASX;

(b) the company will refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period except as permitted by the Listing Rules or ASX; and

(c) during a breach of the Listing Rules relating to restricted securities, or a breach of a restriction agreement, the holder of restricted securities is not

entitled to any dividend or distribution, or voting rights, in respect of the restricted securities.

3 Calls, forfeiture, indemnities, lien and surrender

3.1 Calls

(a) Subject to this constitution and to the terms upon which any shares may be issued, the directors may make calls upon the members in respect of any money unpaid on their shares which is not by the terms of issue of those shares made payable at fixed times.

(b) While the company is a listed company, calls must be made in accordance with the Listing Rules and the timetables set out in the Listing Rules.

(c) A call may be required by the directors to be paid by instalments.

(d) Upon receiving at least 30 days' notice specifying the time and place of payment, each member must pay to the company by the time and at the place so specified the amount called on the member's shares.

(e) A call is to be taken as being made when the resolution of the directors authorising the call was passed.

(f) The directors may revoke or postpone a call or extend the time for payment of a call.

(g) The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, any member does not invalidate the call.

(h) If a sum called in respect of a share is not paid in full by the day appointed for payment of the sum, the person from whom the sum is due must pay:

(1) interest on so much of the sum as is unpaid from time to time, from the date appointed for payment of the sum to the date of actual payment, at a rate determined under rule 3.9; and

(2) any costs, expenses or damages incurred by the company in relation to the non-payment or late payment of the sum.

(i) Any sum unpaid on a share that, by the terms of issue of the share, becomes payable on issue or at a fixed date:

(1) is to be treated for the purposes of this constitution as if that sum was payable pursuant to a call duly made and notified; and

(2) must be paid on the date on which it is payable under the terms of issue of the share.

(j) The directors may, to the extent permitted by law, waive or compromise all or any part of any payment due to the company under the terms of issue of a share or under this rule 3.1.

3.2 Proceedings for recovery of calls

(a) In an action or other proceedings for the recovery of a call, or interest or costs or expenses incurred in relation to the non-payment or late payment of a call, proof that:

(1) the name of the defendant is entered in the register as the holder or 1 of the holders of the share in respect of which the call is claimed;

(2) the resolution making the call is recorded in the minute book; and

(3) notice of the call was given to the defendant in accordance with this constitution,

is conclusive evidence of the debt and it is not necessary to prove the appointment of the directors who made the call or any other matter.

(b) In rule 3.2(a), "defendant" includes a person against whom a set-off or counter-claim is alleged by the company and "action or other proceedings for the recovery of a call" is to be construed accordingly.

3.3 Payments in advance of calls

(a) The directors may accept from a member the whole or a part of the amount unpaid on a share although no part of that amount has been called.

(b) The directors may authorise payment by the company of interest upon the whole or any part of an amount accepted under rule 3.3(a), until the amount becomes payable, at a rate agreed between the directors and the member paying the amount.

(c) The directors may repay to a member all or any of the amount accepted under rule 3.3(a).

3.4 Forfeiture of partly paid shares

(a) If a member fails to pay the whole of a call or instalment of a call by the time appointed for payment of the call or instalment, the directors may serve a notice on that member:

(1) requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued and all costs, expenses or damages that may have been incurred by the company by reason of the non-payment or late payment of the call or instalment;

(2) naming a further day (at least 14 days after the date of service of the notice) by which, and a place at which, the amount payable under rule 3.4(a)(1) is to be paid; and

(3) stating that, in the event of non-payment of the whole of the amount payable under rule 3.4(a)(1) by the time and at the place named, the shares in respect of which the call was made will be liable to be forfeited.

(b) If the requirements of a notice served under rule 3.4(a) are not complied with, the directors may by resolution forfeit any share in respect of which the notice was given at any time after the day named in the notice and before the payment required by the notice is made.

(c) A forfeiture under rule 3.4(b) will include all dividends, interest and other money payable by the company in respect of the forfeited share and not actually paid before the forfeiture.

(d) Where a share has been forfeited:

(1) notice of the resolution must be given to the member in whose name the share stood immediately before the forfeiture; and

(2) an entry of the forfeiture, with the date, must be made in the register of members.

(e) Failure to give the notice or to make the entry required under rule 3.4(d) does not invalidate the forfeiture.

(f) A forfeited share becomes the property of the company and the directors may sell, reissue or otherwise dispose of the share in such manner as they think fit and, in the case of reissue or other disposal, with or without any money paid on the share by any former holder being credited as paid up.

(g) A person whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay, and must immediately pay, to the company:

(1) all calls, instalments, interest, costs, expenses and damages owing in respect of the shares at the time of the forfeiture; and

(2) interest on so much of the amount payable under rule 3.4(g)(1) as is unpaid from time to time, from the date of the forfeiture to the date of actual payment, at a rate determined under rule 3.9.

(h) Except as otherwise provided by this constitution or, while the company is a listed company, the Listing Rules, the forfeiture of a share extinguishes all interest in, and all claims and demands against the company in respect of, the forfeited share and all other rights incidental to the share.

(i) The directors may:

(1) exempt a share from all or any part of this rule 3.4;

(2) waive or compromise all or any part of any payment due to the company under this rule 3.4; and

(3) before a forfeited share has been sold, reissued or otherwise disposed of, annul the forfeiture upon such conditions as they think fit.

3.5 Indemnity for payments by the company

If the company becomes liable under any law to make any payment:

(a) in respect of shares held solely or jointly by a member;

(b) in respect of a transfer or transmission of shares by a member;

(c) in respect of dividends, bonuses or other money due or payable or which may become due and payable to a member; or

(d) otherwise for or on account of or in respect of a member,

whether as a consequence of:

(e) the death of that member;

(f) the non-payment of any income tax, capital gains tax, wealth tax or other tax by that member or the legal personal representative of that member;

(g) the non-payment of any estate, probate, succession, death, stamp or other duty by that member or the legal personal representative of that member; or

(h) any other act or thing,

then, in addition to any right or remedy that law may confer on the company:

(i) the member or, if the member is dead, the member's legal personal representative must:

(1) fully indemnify the company against that liability;

(2) reimburse the company for any payment made under or as a consequence of that law immediately on demand by the company; and

(3) pay interest on so much of the amount payable to the company under rule 3.5(i)(2) as is unpaid from time to time, from the date the company makes a payment under that law until the date the company is reimbursed in full for that payment under rule 3.5(i)(2), at a rate determined under rule 3.9;

(j) the directors may:

(1) exempt a share from all or any part of this rule 3.5; and

(2) waive or compromise all or any part of any payment due to the company under this rule 3.5.

3.6 Lien on shares

(a) The company has a first and paramount lien on:

(1) each partly paid share for all calls and instalments which are due but unpaid in respect of that share;

(2) each share acquired under an employee incentive scheme, where an amount is owed to the company for its acquisition; and

(3) each share for all amounts that the company is required by law to pay, and has paid, in respect of that share.

In each case the lien extends to reasonable interest and expenses incurred because the amount is not paid.

(b) The company's lien on a share extends to all dividends payable in respect of the share and to the proceeds of sale of the share.

(c) The directors may sell any share on which the company has a lien in such manner as they think fit where:

(1) an amount in respect of which a lien exists under this rule 3.6 is presently payable; and

(2) the company has, not less than 14 days before the date of the sale, given to the registered holder of the share a notice in writing setting out, and demanding payment of, such amount in respect of which the lien exists as is presently payable.

(d) The directors may do all things necessary or desirable under the SCH Business Rules to protect any lien, charge or other right to which the company may be entitled under any law or under this constitution.

(e) Registration by the company of a transfer of shares on which the company has a lien without giving to the transferee notice of its claim releases the company's lien in so far as it relates to sums owing by the transferor or any predecessor in title.

(f) The directors may:

(1) exempt a share from all or any part of this rule 3.6; and

(2) waive or compromise all or any part of any payment due to the company under this rule 3.6.

3.7 Surrender of shares

(a) The directors may accept a surrender of a share by way of compromise of any claim as to whether or not that share has been validly issued or in any other case where the surrender is within the powers of the company.

(b) Any share so surrendered may be sold, reissued or otherwise disposed in the same manner as a forfeited share.

3.8 General provisions applicable to a disposal of shares under this constitution

(a) A reference in this rule 3.8 to a disposal of shares under this constitution is a reference to:

(1) any sale, reissue or other disposal of a forfeited share under rule 3.4(f) or a surrendered share under rule 3.7; and

(2) any sale of a share on which the company has a lien under rule 3.6(c).

(b) Where any shares are disposed of under this constitution, the directors may:

(1) receive the purchase money or consideration given for the shares on the disposal;

(2) effect a transfer of the shares and execute, or appoint a person to execute, on behalf of the former holder an instrument of transfer of the shares or any other instrument for the purpose of giving effect to the disposal; and

(3) register as the holder of the shares the person to whom the shares have been disposed of.

(c) A person to whom shares are disposed of under this constitution is not bound to see to the regularity or validity of, or to the application of the purchase money or consideration on, the disposal and the title of that person to the shares is not affected by any irregularity or invalidity in the forfeiture or surrender of the shares or the exercise of the company's lien on the shares (as the case may be).

(d) The remedy of any person aggrieved by a disposal of shares under this constitution is limited to damages only and is against the company exclusively.

(e) The proceeds of a disposal of shares under this constitution must be applied in the payment of:

(1) first, the expenses of the disposal;

(2) second, all money presently payable by the former holder whose shares have been disposed of,

and the balance (if any) must be paid (subject to any lien that exists under rule 3.6 in respect of money not presently payable) to the former holder as soon as practicable after the disposal.

(f) A statement in writing signed by a director or secretary of the company to the effect that a share in the company has been:

(1) duly forfeited under rule 3.4(b);

(2) duly sold, reissued or otherwise disposed of under rule 3.4(f) or rule 3.7; or

(3) duly sold under rule 3.6(c),

on a date stated in the statement is conclusive evidence of the facts stated in the statement as against all persons claiming to be entitled to the share and of the right of the company to forfeit, sell, reissue or otherwise dispose of the share.

3.9 Interest payable by member

(a) For the purposes of rules 3.1(h)(1), 3.4(g)(2) and 3.5(i)(3), the rate of interest payable to the company is:

(1) if the directors have fixed a rate, the rate so fixed; or

(2) in any other case, 8% per annum.

(b) Interest payable under rules 3.1(h)(1), 3.4(g)(2) and 3.5(i)(3) accrues daily and may be capitalised monthly or at such other intervals as the directors think fit.

4 Distribution of profits

4.1 Dividends

(a) The directors may pay any interim and final dividends as, in their judgment, the financial position of the company justifies.

(b) The directors may pay any dividend required to be paid under the terms of issue of a share.

(c) The payment of a dividend does not require any confirmation by a general meeting.

(d) Subject to any rights or restrictions attached to any shares or class of shares:

(1) all dividends in respect of shares must be paid to the members in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid (not credited) on the shares;

(2) all dividends must be apportioned and paid proportionately to the amounts so paid (not credited) during any portion or portions of the period in respect of which the dividend is paid;

(3) for the purposes of rules 4.1(d)(1) and (2), an amount paid or credited as paid on a share in advance of a call is to be ignored; and

(4) interest is not payable by the company in respect of any dividend.

(e) The directors may fix a record date in respect of a dividend, with or without suspending the registration of transfers from that date under rule 5.3.

(f) A dividend in respect of a share must be paid to the person who is registered, or entitled under rule 5.1(e) to be registered, as the holder of the share:

  (1) where the directors have fixed a record date in respect of the dividend, on that date; or

  (2) where the directors have not fixed a record date in respect of that dividend, on the date fixed for payment of the dividend,

  and a transfer of a share that is not registered, or left with the company for registration in accordance with rules 5.1(d) and (e), on or before that date is not effective, as against the company, to pass any right to the dividend.

(g) The directors when determining a dividend is payable may:

  (1) direct payment of the dividend wholly or partly by the distribution of specific assets, including paid-up shares or other securities of the company or of another body corporate, either generally or to specific shareholders; and

  (2) direct that the dividend be paid to particular shareholders wholly or partly out of any particular fund or reserve or out of profits derived from any particular source and to the remaining shareholders wholly or partly out of any other particular fund or reserve or out of profits derived from any other particular source or generally.

(h) The company may deduct from any dividend payable to a member all sums of money presently payable by the member to the company for calls due and payable which have not been paid and apply the amount deducted in or towards satisfaction of the money owing.

(i) Where a person is entitled to a share as a result of a transmission event, the directors may, but are not obliged to, retain any dividends payable in respect of that share until that person becomes registered as the holder of the share or transfers it.

(j) Without prejudice to any other method of payment the directors may adopt, any dividend, interest or other money payable in cash in respect of shares may be paid by cheque and sent by post:

  (1) to the address of the holder as shown in the register of members, or in the case of joint holders, to the address shown in the register of members as the address of the joint holder first named in that register; or

  (2) to such other address as the holder or joint holders in writing directs or direct.

(k) A cheque sent under rule 4.1(j) may be made payable to bearer or to the order of the member to whom it is sent or such other person as the member may direct and is sent at the member's risk.

4.2 Capitalisation of profits

(a) Subject to any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among such of the members as would be entitled to receive dividends and in the same proportions, any amount:

(1) forming part of the undivided profits of the company;

(2) representing profits arising from an ascertained accretion to capital or from a revaluation of the assets of the company;

(3) arising from the realisation of any assets of the company; or

(4) otherwise available for distribution as a dividend.

(b) The directors may resolve that all or any part of the capitalised amount is to be applied:

(1) in paying up in full shares in or other securities of the company to be issued to members;

(2) in paying up any amounts unpaid on shares in or other securities of the company held by the members; or

(3) partly as specified in rule 4.2(b)(1) and partly as specified in rule 4.2(b)(2),

and such an application must be accepted by the members entitled to share in the distribution in full satisfaction of their interests in the capitalised amount.

(c) Rules 4.1(d), (e), (f) and (g) apply, so far as they can and with such changes as are necessary, to a capitalisation of an amount under this rule 4.2 as if references in those rules to a dividend and to the date a dividend is fixed for payment were references to a capitalisation of an amount and to the date the directors resolve to capitalise the amount under this rule 4.2 respectively.

4.3 Ancillary powers

(a) For the purpose of giving effect to any resolution for the satisfaction of a dividend in the manner set out in rule 4.1(g)(1) or by the capitalisation of any amount under rule 4.2, the directors may:

(1) settle as they think expedient any difficulty that may arise in making the distribution or capitalisation;

(2) fix the value for distribution of any specific assets;

(3) pay cash or issue shares or other securities to any members in order to adjust the rights of all parties;

(4) vest any such specific assets, cash, shares or other securities in any trustee upon such trusts for the persons entitled to the dividend or capitalised amount as may seem expedient to the directors; and

(5) authorise any person to make, on behalf of all the members entitled to any further shares or other securities as a result of the distribution or capitalisation, an agreement with the company or another body corporate providing, as appropriate:

(A) for the issue to them of such further shares or other securities credited as fully paid up; or

(B) for the payment by the company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares or other securities by the application of their respective proportions of the sum resolved to be capitalised,

and any agreement made under an authority referred to in this rule 4.3(a)(5) is effective and binding on all members concerned.

(b) If the company distributes to members (either generally or to specific members) securities in the company or in another body corporate or trust (whether as a dividend or otherwise and whether or not for value), each of those members appoints the company as his or her agent to do anything needed to give effect to that distribution, including agreeing to become a member of that other body corporate.

4.4 Reserves

(a) Subject to this constitution, the directors may set aside out of the profits of the company such reserves or provisions for such purposes as they think fit.

(b) The directors may appropriate to the profits of the company any amount previously set aside as a reserve or provision.

(c) The setting aside of any amount as a reserve or provision does not require the directors to keep the amount separate from the other assets of the company or prevent the amount being used in the business of the company or being invested in such investments as the directors think fit.

4.5 Carry forward of profits

The directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends or capitalised without transferring those profits to a reserve or provision.

4.6 Dividend reinvestment plans

The directors may:

(a) implement a dividend reinvestment plan on such terms as they think fit under which the whole or any part of any dividend due to members who participate in the plan on their shares or any class of shares may be applied in subscribing for securities of the company or of a related body corporate; and

(b) amend, suspend or terminate any dividend reinvestment plan implemented by them.

4.7 Dividend selection plans

The directors may:

(a) implement a dividend selection plan on such terms as they think fit under which participants may elect:

(1) to receive a dividend from the company paid wholly or partly out of any particular fund or reserve or out of profits derived from any particular source; or

(2) to forego a dividend from the company in place of some other form of distribution from the company or another body corporate or a trust; and

(b) amend, suspend or terminate any dividend selection plan implemented by them.

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5 Transfer and transmission of shares

5.1 Transfer of shares

(a) Subject to this constitution and to the rights or restrictions attached to any shares or class of shares, a member may transfer all or any of the member's shares by:

(1) a proper SCH transfer; or

(2) an instrument in writing in any usual form or in any other form that the directors approve,

provided that, unless the company is a listed company, such transfer may only be made with the prior written consent of the directors.

(b) A transferor of shares remains the holder of the shares transferred until the transfer is:

(1) effected in accordance with the SCH Business Rules; or

(2) registered and the name of the transferee is entered in the register of members in respect of the shares.

(c) The company must not charge a fee for the registration of a transfer of shares.

(d) An instrument of transfer referred to in rule 5.1(a) must:

(1) be signed by or on behalf of both the transferor and the transferee unless:

(A) the instrument of transfer relates only to fully paid shares and signature by the transferee has been dispensed with by the directors; or

(B) the transfer of the shares is effected by a document which is, or documents which together are, a proper transfer of those shares under the Corporations Act 2001;

(2) if required by law to be stamped, be duly stamped;

(3) be left for registration at the registered office of the company, or at such other place as the directors determine, accompanied by such evidence as the directors may require to prove the title of the transferor or the transferor's right to the shares (including, in the case of a certificated holding, the certificate for the shares) and to prove the right of the transferee to be registered as the owner of the shares.

(e) Subject to the powers vested in the directors under rules 5.2 and 5.3, where the company receives an instrument of transfer under rule 5.1(d), the company must register the transferee named in the instrument as the holder of the shares to which it relates.

(f) The company may retain any registered instrument of transfer received by the company under rule 5.1(d) for such period as the directors think fit.

(g) Except in the case of fraud, the company must return any instrument of transfer received under rule 5.1(d) which the directors decline to register to the person who deposited it with the company.

(h) The directors may do anything that is necessary or desirable for the company to participate in any computerised, electronic or other system for facilitating the transfer of shares that may be owned, operated or sponsored by ASX or a related body corporate of ASX.

(i) The directors may, to the extent permitted by law, waive all or any of the requirements of this rule 5.1, whether for the purpose of giving effect to rule 5.1(h) or otherwise.

5.2 Power to decline registration of transfers

(a) The directors may decline to register an instrument of transfer received under rule 5.1(d) where the transfer is not in registrable form or the refusal to register the transfer is permitted under the Listing Rules (whether or not the company is then a listed company).

(b) If the directors decline to register a transfer under rule 5.2(a), the company must give to the party lodging the transfer written notice of the refusal and the precise reasons for the refusal within 5 business days after the date on which the transfer was lodged with the company, but failure to do so will not invalidate the decision of the directors to decline to register the transfer.

5.3 Power to suspend registration of transfers

Subject to the Listing Rules and the SCH Business Rules while the company is a listed company, the directors may suspend the registration of transfers at such times and for such periods, not exceeding in total 30 days in any year, as they think fit.

5.4 Transmission of shares

(a) In the case of the death of a member, the only persons the company will recognise as having any title to the member's shares or any benefits accruing in respect of those shares are:

(1) the legal personal representative of the deceased where the deceased was a sole holder; and

(2) the survivor or survivors where the deceased was a joint holder.

(b) Nothing contained in rule 5.4(a) releases the estate of a deceased member from any liability in respect of a share, whether that share was held by the deceased solely or jointly with other persons.

(c) A person who becomes entitled to a share as a result of a transmission event may, upon producing such evidence as the directors may require to

prove that person's entitlement to the share (including, in the case of a certificated holding, the certificate for the share), elect:

(1) to be registered as the holder of the share by signing and serving on the company a notice in writing stating that election; or

(2) to have some other person nominated by that person registered as the transferee of the share by executing a transfer of the share to that other person.

(d) The provisions of this constitution relating to the right to transfer, and the registration of transfers of, shares apply, so far as they can and with such changes as are necessary, to any transfer under rule 5.4(c)(2) as if the relevant transmission event had not occurred and the transfer were signed by the registered holder of the share.

(e) For the purpose of this constitution, where 2 or more persons are jointly entitled to any share in consequence of a transmission event they will, upon being registered as the holders of the share, be taken to hold the share as joint tenants and rule 2.4 will apply to them.

(f) Despite rule 5.4(a), the directors may register a transfer of shares signed by a member before a transmission event even though the company has notice of the transmission event.

6 Plebiscite to approve proportional takeover bids

6.1 Definitions

In this rule 6:

(a) **approving resolution**, in relation to a proportional takeover bid, means a resolution to approve the proportional takeover bid passed in accordance with rule 6.3;

(b) **proportional takeover bid** means a takeover bid that is made or purports to be made under section 618(1)(b) of the Corporations Act 2001 in respect of securities included in a class of securities in the company;

(c) **relevant class**, in relation to a proportional takeover bid, means the class of securities in the company in respect of which offers are made under the proportional takeover bid; and

(d) **approving resolution deadline**, in relation to a proportional takeover bid, means the day that is 14 days before the last day of the bid period or such lesser period which the Australian Securities and Investments Commission may allow.

6.2 Transfers not to be registered

Despite rules 5.1(e) and 5.2, a transfer giving effect to a contract resulting from the acceptance of an offer made under a proportional takeover bid must not be registered unless and until an approving resolution to approve the proportional takeover bid has been passed or is taken to have been passed in accordance with rule 6.3.

6.3 Resolution

(a) Where offers have been made under a proportional takeover bid, the directors must:

(1) convene a meeting of the persons entitled to vote on the approving resolution for the purpose of considering and, if thought fit, passing a resolution to approve the proportional takeover bid; and

(2) ensure that such a resolution is voted on in accordance with this rule 6.3,

before the approving resolution deadline.

(b) The provisions of this constitution relating to general meetings apply, so far as they can and with such changes as are necessary, to a meeting that is convened pursuant to rule 6.3(a).

(c) The bidder under a proportional takeover bid and any associates of the bidder are not entitled to vote on the approving resolution and if they do vote, their votes must not be counted.

(d) Subject to rule 6.3(c), a person who, as at the end of the day on which the first offer under the proportional takeover bid was made, held securities of the relevant class is entitled to vote on the approving resolution relating to the proportional takeover bid and, for the purposes of so voting, is entitled to 1 vote for each such security held at that time.

(e) An approving resolution is to be taken as passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one half, and otherwise is to be taken to have been rejected.

(f) If an approving resolution has not been voted on in accordance with this rule 6.3 before the approving resolution deadline, an approving resolution will be taken to have been passed in accordance with this rule 6.3 on the approving resolution deadline.

6.4 Sunset

Rules 6.1, 6.2 and 6.3, cease to have effect at the end of 3 years beginning:

(a) where those rules have not been renewed in accordance with the Corporations Act 2001, on the date that those rules were adopted by the company; or

(b) where those rules have been renewed in accordance with the Corporations Act 2001, on the date those rules were last renewed.

7 General meetings

7.1 Calling general meetings

(a) The directors may, whenever they think fit, call and arrange to hold a general meeting.

(b) A general meeting may be called and arranged to be held only as provided by this rule 7.1 or as provided by sections 249D, 249E, 249F and 249G of the Corporations Act 2001.

(c) The directors may, by notice to ASX, while the company is a listed company, change the venue for, postpone or cancel a general meeting unless the meeting is called and arranged to be held by the members or the court under the Corporations Act 2001. If a general meeting is called and arranged to be held under section 249D of the Corporations Act 2001 the directors may not postpone it beyond the date by which section 249D requires it to be held and may not cancel it without the consent of the requisitioning member or members.

7.2 Notice of general meetings

(a) Subject to this constitution and to the rights or restrictions attached to any shares or class of shares, notice of a general meeting must be given within the time limits prescribed by the Corporations Act 2001 and in the manner authorised by rule 14.1 to each person who is at the date of the notice:

(1) a member;

(2) a director; or

(3) an auditor of the company.

and, while the company is a listed company, to ASX.

(b) A notice of a general meeting must;

(1) specify the date, time and place of the meeting;

(2) state the general nature of the business to be transacted at the meeting and any other matter that the Listing Rules require particular notice of; and

(3) specify a place and fax number or electronic address for the receipt of proxy appointments.

(c) It is not necessary for a notice of an AGM to state that the business to be transacted at the meeting includes the consideration of the annual financial report, directors' report and auditor's report, the election of directors, the appointment of the auditor or the fixing of the auditor's remuneration.

(d) A person may waive notice of any general meeting by notice in writing to the company.

(e) The non-receipt of notice of a general meeting or proxy form by, or a failure to give notice of a general meeting or a proxy form to, any person entitled to receive notice of a general meeting under this rule 7.2 does not invalidate any act, matter or thing done or resolution passed at the general meeting if:

(1) the non-receipt or failure occurred by accident or error; or

(2) before or after the meeting, the person:

(A) has waived or waives notice of that meeting under rule 7.2(d); or

(B) has notified or notifies the company of the person's agreement to that act, matter, thing or resolution by notice in writing to the company.

(f) A person's attendance at a general meeting:

(1) waives any objection that person may have to a failure to give notice, or the giving of a defective notice, of the meeting unless the person at the beginning of the meeting objects to the holding of the meeting; and

(2) waives any objection that person may have to the consideration of a particular matter at the meeting which is not within the business referred to in the notice of the meeting or in rule 7.2(c), unless the person objects to considering the matter when it is presented.

7.3 Admission to general meetings

The chairperson of a general meeting may refuse admission to, or require to leave and remain out of, the meeting any person:

(a) in possession of a pictorial-recording or sound-recording device;

(b) in possession of a placard or banner;

(c) in possession of an article considered by the chairperson to be dangerous, offensive or liable to cause disruption;

(d) who refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(e) who behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(f) who is not:

(1) a member or a proxy, attorney or Representative of a member;

(2) a director; or

(3) an auditor of the company.

7.4 Quorum at general meetings

(a) No business may be transacted at any general meeting, except the election of a chairperson and the adjournment of the meeting, unless a quorum of members is present when the meeting proceeds to business.

(b) A quorum consists of:

(1) if the number of members entitled to vote is 2 or more - 2 of those members; or

(2) if only 1 member is entitled to vote - that member,

present at the meeting.

(c) If a quorum is not present within 30 minutes after the time appointed for a general meeting:

(1) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(2) in any other case:

(A) the meeting stands adjourned to such day, and at such time and place, as the directors determine or, if no determination is made by the directors, to the same day in the next week at the same time and place; and

(B) if, at the adjourned meeting, a quorum is not present within 30 minutes after the time appointed for the meeting, the meeting must be dissolved.

7.5 Chairperson of general meetings

(a) The chairperson of directors must (if present within 15 minutes after the time appointed for the meeting and willing to act) preside as chairperson at each general meeting.

(b) If at a general meeting:

(1) there is no chairperson of directors;

(2) the chairperson of directors is not present within 15 minutes after the time appointed for the meeting; or

(3) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then if the directors have elected a deputy chairperson of directors, the deputy chairperson of directors must (if present within 15 minutes after the time appointed for the meeting and willing to act) preside as chairperson at the meeting.

(c) Subject to rule 7.5(a) and 7.5(b), if at a general meeting:

(1) there is no deputy chairperson of directors;

(2) the deputy chairperson of directors is not present within 15 minutes after the time appointed for the meeting; or

(3) the deputy chairperson of directors is present within that time but is not willing to act as chairperson of the meeting;

the members present must elect as chairperson of the meeting:

(4) another director who is present and willing to act; or

(5) if no other director willing to act is present at the meeting, a member who is present and willing to act.

7.6 Conduct of general meetings

(a) The chairperson of a general meeting is responsible for the general conduct of the meeting and for the procedures to be adopted at the meeting and may require the adoption of any procedures which are in his or her opinion necessary or desirable for:

(1) proper and orderly debate or discussion, including limiting the time that a person present may speak on a motion or other item of business before the meeting; and

(2) the proper and orderly casting or recording of votes at the general meeting, whether on a show of hands or on a poll, including the appointment of scrutineers.

(b) The chairperson of a general meeting may at any time he or she considers it necessary or desirable for the proper and orderly conduct of the meeting:

(1) terminate debate or discussion on any business, question, motion or resolution being considered by the meeting and require the

business, question, motion or resolution to be put to a vote of the members present; or

(2) allow debate or discussion on any business, question, motion or resolution being considered by the meeting to continue.

(c) Subject to sections 250S and 250T of the Corporations Act 2001, the chairperson of a general meeting may:

(1) refuse to allow debate or discussion on any business, question, motion or resolution which is not within the business referred to in the notice of meeting or rule 7.2(c); and

(2) refuse to allow any amendment to be moved to a resolution of which notice has been given under rule 7.2(b).

(d) A decision by a chairperson under rule 7.6(a), (b) or (c) is final.

(e) Subject to rule 7.1(c), the chairperson of a general meeting may at any time during the course of the meeting adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting either to a later time at the same meeting or to an adjourned meeting.

(f) If the chairperson exercises his or her right under rule 7.6(e), it is in the chairperson's sole discretion whether to seek the approval of the members present to the adjournment.

(g) The chairperson's rights under rule 7.6(e) are exclusive and, unless otherwise required by the chairperson, no vote may be taken or demanded by the members present in respect of any adjournment.

(h) No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

(i) Where a meeting is adjourned, notice of the adjourned meeting must be given to ASX while the company is a listed company, but need not be given to any other person It is not necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

(j) Where a meeting is adjourned, the directors may, by notice to ASX while the company is a listed company, change the venue of, postpone or cancel the adjourned meeting unless the meeting was called and arranged to be held by the members or the court under the Corporations Act 2001. If a meeting is called and arranged to be held under section 249D of the Corporations Act 2001 the directors may not postpone it beyond the date by which section 249D requires it to be held and may not cancel it without the consent of the requisitioning member or members.

7.7 Decisions at general meetings

(a) Except in the case of any resolution which as a matter of law requires a special majority, questions arising at a general meeting are to be decided by a majority of votes cast by the members present at the meeting and any such decision is for all purposes a decision of the members.

(b) In the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

(c) A resolution put to the vote of a general meeting must be decided on a show of hands unless a poll is demanded before the vote is taken or before or immediately after the declaration of the result of the show of hands:

(1) by the chairperson of the meeting;

(2) by at least 5 members present and having the right to vote on the resolution; or

(3) by a member or members present at the meeting and representing at least 5% of the total voting rights of all the members having the right to vote on the resolution on a poll.

(d) A demand for a poll does not prevent the continuance of a general meeting for the transaction of any business other than the question on which the poll has been demanded.

(e) Unless a poll is duly demanded, a declaration by the chairperson of a general meeting that a resolution has on a show of hands been carried or carried unanimously, or carried by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(f) If a poll is duly demanded at a general meeting, it will be taken in such manner and either at once or after an interval or adjournment or otherwise as the chairperson of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded.

(g) A poll cannot be demanded at a general meeting on the election of a chairperson of the meeting or the adjournment of a meeting.

(h) The demand for a poll may be withdrawn.

7.8 Voting rights

(a) Subject to this constitution and to any rights or restrictions attached to any shares or class of shares, at a general meeting:

(1) on a show of hands, every member present in person or by proxy, attorney or Representative has 1 vote; and

(2) on a poll, every member present has:

(A) 1 vote for each fully paid share held by the member and in respect of which the member is entitled to vote; and

(B) a fraction of a vote for each partly paid share held by the member and in respect of which the member is entitled to vote, equivalent to the proportion which the amount paid up (not credited) on the share bears to the total amounts paid and payable (excluding amounts credited). Amounts paid or credited as paid in advance of a call are ignored when calculating the fraction.

(b) Where a person present at a general meeting represents personally or by proxy, attorney or Representative more than 1 member:

(1) on a show of hands the person is entitled to 1 vote only despite the number of members the person represents;

(2) that vote will be taken as having been cast for all the members the person represents; and

(3) the person must not exercise that vote in a way which would contravene any directions given to the person in accordance with rule 7.9(g) in any instrument appointing the person as a proxy or attorney.

(c) A joint holder may vote at any meeting in person or by proxy, attorney or Representative as if that person was the sole holder. If more than 1 joint holder tenders a vote, the vote of the holder named first in the register must be accepted to the exclusion of the other or others.

(d) The parent or guardian of an infant member may vote at any general meeting upon such evidence being produced of the relationship or of the appointment of the guardian as the directors may require and any vote so tendered by a parent or guardian of an infant member must be accepted to the exclusion of the vote of the infant member.

(e) A person entitled to a share as a result of a transmission event may vote at any general meeting in respect of that share in the same manner as if that person were the registered holder of the share if, not less than 48 hours before the meeting (or such shorter time as the directors determine), the directors have:

(1) admitted that person's right to vote at that meeting in respect of the share; or

(2) been satisfied of that person's right to be registered as the holder of, or to transfer, the share under rule 5.4(c),

and any vote so tendered by such a person must be accepted to the exclusion of the vote of the registered holder of the share.

(f) Where a member holds any share upon which any call or other sum of money payable to the company has not been duly paid:

(1) that member is only entitled to be present at a general meeting and vote if other shares are held by that member upon which no money is then due and payable; and

(2) upon a poll, that member is not entitled to vote in respect of that share but may vote in respect of any other shares held upon which no money is then due and payable.

(g) A member's vote on a resolution must be disregarded where that is required by the Listing Rules or the Corporations Act 2001.

(h) Any vote cast on a resolution by a member who is precluded from voting in favour of that resolution under the Corporations Act 2001 shall be deemed not to have been cast.

(i) An objection to the qualification of a person to vote at a general meeting:

(1) must be raised before or at the meeting at which the vote objected to is given or tendered; and

(2) must be referred to the chairperson of the meeting, whose decision is final.

(j) A vote not disallowed by the chairperson of a meeting under rule 7.8(i) is valid for all purposes.

7.9 Representation at general meetings

(a) Subject to this constitution, each member entitled to vote at a meeting of members may attend and vote:

(1) in person or, where a member is a body corporate, by its Representative;

(2) by proxy; or

(3) by attorney.

If the member may cast 2 or more votes at a meeting the member may vote by 2 proxies or 2 attorneys.

(b) A proxy, attorney or Representative may, but need not, be a member of the company.

(c) A proxy, attorney or Representative may be appointed for all general meetings, or for any number of general meetings, or for a particular general meeting.

(d) Unless otherwise provided in the appointment of a proxy, attorney or Representative or in the Corporations Act 2001, an appointment will be taken to confer authority:

(1) to agree to a meeting being called by shorter notice than is required by the Corporations Act 2001 or by this constitution;

(2) to speak to any proposed resolution on which the proxy, attorney or Representative may vote;

(3) to demand or join in demanding a poll on any resolution on which the proxy, attorney or Representative may vote;

(4) even though the instrument may refer to specific resolutions and may direct the proxy, attorney or Representative how to vote on those resolutions:

(A) to vote on any amendment moved to the proposed resolutions and on any motion that the proposed resolutions not be put or any similar motion;

(B) to vote on any procedural motion, including any motion to elect the chairperson, to vacate the chair or to adjourn the meeting; and

(C) to act generally at the meeting; and

(5) even though the instrument may refer to a specific meeting to be held at a specified time or venue, where the meeting is rescheduled or adjourned to another time or changed to another venue, to attend and vote at the re-scheduled or adjourned meeting or at the new venue.

(e) The chairperson of a meeting may:

(1) permit a person claiming to be a Representative to exercise his or her powers, even if the person is unable to establish to the

chairperson's satisfaction that he or she has been validly appointed; or

(2) permit the person to exercise his or her powers on the condition that, if required by the company, he or she can produce evidence of the appointment within the time set by the chairperson.

(f) Where a member appoints 2 proxies or attorneys, the following rules apply:

(1) each proxy or attorney, as the case may be, may exercise half of the member's voting rights if the appointment does not specify a proportion or number of the member's voting rights the proxy or attorney may exercise;

(2) on a show of hands, neither proxy or attorney may vote; and

(3) on a poll, each proxy or attorney may only exercise the voting rights the proxy or attorney represents.

(g) An instrument appointing a proxy or attorney may direct the manner in which the proxy or attorney is to vote in respect of a particular resolution and, where an instrument so provides, the proxy or attorney is not entitled to vote on the proposed resolution except as directed in the instrument.

(h) An instrument appointing a proxy or attorney need not be in any particular form provided it is in writing, legally valid and signed by the appointer or the appointer's attorney.

(i)

(1) A proxy or attorney may not vote at a general meeting or adjourned meeting or on a poll unless the instrument appointing the proxy or attorney, and the authority under which the instrument is signed or a certified copy of the authority, are received at the place and fax number or electronic address and before the time specified for that purpose in the notice calling the meeting.

(2) The place may be the company's registered office or other place specified in the notice and the fax number may be the fax number at the company's registered office or other fax number specified in the notice.

(3) The time must be a time before the time for holding the meeting and a time before the time for holding an adjourned meeting.

(j) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite:

(1) a transmission event occurring in relation to the appointer; or

(2) the revocation of the instrument or of the authority under which the instrument was executed,

if no notice in writing of the transmission event or revocation has been received by the company by the time and at 1 of the places at which the instrument appointing the proxy or attorney is required to be received under rule 7.9(i).

(k) A vote given in accordance with the terms of an instrument appointing a proxy or attorney is valid despite the transfer of the share in respect of

which the instrument was given if the transfer is not registered by the time at which the instrument appointing the proxy or attorney is required to be received under rule 7.9(i).

(l) The appointment of a proxy or attorney is not revoked by the appointer attending and taking part in the general meeting but, if the appointer votes on any resolution, the proxy or attorney is not entitled to vote, and must not vote, as the appointer's proxy or attorney on the resolution.

(m) A proxy form issued by the company must provide for the appointer to appoint a proxy of the appointer's choice and may specify who is to be appointed as proxy if the appointer does not make a choice.

8 Directors

8.1 Appointment and removal of directors

(a) The minimum number of directors is 3. The maximum number of directors is to be fixed by the directors, but must not be more than 12 unless the company in general meeting determines otherwise. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

(b) The directors in office on the date that this constitution was adopted by the company continue in office but on the terms and conditions set out in this constitution.

(c) Subject to rules 8.1(a) and (l), the company may by resolution elect any natural person to be a director, either as an addition to the existing directors or as otherwise provided in this constitution.

(d) Subject to rules 8.1(a) and (e) the directors may appoint any natural person to be a director, either as an addition to the existing directors or to fill a casual vacancy (including any casual vacancy arising where a director is removed from office under rule 8.1(j)(1) and no person is appointed in place of that director under rule 8.1(j)(2)).

(e) At each AGM of the company:

(1) each director, other than a managing director, appointed under rule 8.1(d) since the last AGM; and

(2) excluding any director referred to in rule 8.1(e)(1) and any managing director (or the first appointed managing director if there is more than one):

(A) one-third of the remaining directors (rounded down, if necessary, to the nearest whole number); and

(B) any other director who, if he does not retire, will at the conclusion of the meeting have been in office for 3 or more years and for 3 or more AGMs since he or she was last elected to office,

must retire from office as directors; and

(3) if no director is required to retire from office under rule 8.1(e)(2), at least 1 director, excluding a managing director (or the first appointed managing director if there is more than one) who is

required to retire at that meeting under rule 8.1(e)(1), must retire from office as director.

(f) The director or directors who must retire at an AGM in accordance with rules 8.1(e)(2)(A) or 8.1(e)(3) (as the case may be) are those who have been longest in office since their last election but, as between persons who were last elected as directors on the same day, those to retire must be determined by agreement among themselves or, in the absence of agreement, by lot.

(g) Subject to rule 8.1(l), the company may by resolution fill the office vacated by a director under rule 8.1(e) by electing a person to that office.

(h) A director retiring from office under rule 8.1(e) is eligible for re-election and if the office vacated by that director is not filled by a resolution of the company under rule 8.1(g), that director (if offering himself or herself for re-election) is to be taken as having been re-elected to that office unless:

(1) it is expressly resolved not to fill the vacated office; or

(2) a resolution for the re-election of that director is put and lost.

(i) The retirement of a director from office under rule 8.1(e) and the re-election of the director or the election of another person to that office (as the case may be) takes effect at the later of:

(1) the conclusion of the meeting at which the retirement and re-election or election occur; and

(2) a time specified by the company by resolution.

(j) The company may:

(1) by resolution in accordance with section 203D of the Corporations Act 2001 remove a director from office; and

(2) subject to rule 8.1(l), by resolution fill the office vacated by a director who is removed under rule 8.1(j)(1) by electing another person to that office.

(k) A person elected as a director under rule 8.1(j)(2) must retire under rule 8.1(e) on the same day that the director in whose place he or she was appointed would have had to retire under rule 8.1(e) if that director had not been removed from office under rule 8.1(j)(1).

(l) A person may only be elected to the office of a director at a general meeting if:

(1) he or she is a director retiring from office under rule 8.1(e) and standing for re-election at that meeting;

(2) he or she has been nominated by the directors for election at that meeting;

(3) if the person is a member, he or she has at least 35 business days before the meeting served on the company a notice signed by him or her signifying his or her desire to be a candidate for election at that meeting; or

(4) whether or not the person is a member, some member intending to nominate him or her for election at that meeting has at least 35

business days before the meeting served on the company a notice signed by the member and signifying the member's intention to nominate the person for election, which is accompanied by a notice signed by the person and signifying his or her consent to the nomination.

8.2 Vacation of office

(a) In addition to the circumstances prescribed by the Corporations Act 2001, the office of a director becomes vacant if the director:

(1) becomes of unsound mind or a person who is, or whose estate is, liable to be dealt with in any way under the law relating to mental health;

(2) becomes bankrupt or insolvent or makes any arrangement or composition with his or her creditors generally;

(3) is convicted on indictment of an offence and the directors do not within 1 month after that conviction resolve to confirm the

director's appointment or election (as the case may be) to the office of director;

(4) fails to attend meetings of the directors for more than 3 consecutive months without leave of absence from the directors; or

(5) resigns by notice in writing to the company.

(b) A director who vacates office under rule 8.2(a) is not to be taken into account in determining the number of directors who are to retire by rotation at the next AGM.

8.3 Directors who are employees of the company

The office of a director who is an employee of the company or any of its subsidiaries becomes vacant on the director ceasing to be employed but the person is eligible for reappointment or re-election as a director of the company.

8.4 Remuneration of directors

(a) Each director is entitled to such remuneration out of the funds of the company as the directors determine, but the remuneration of non-executive directors may not exceed in aggregate $600,000 in any financial year or such other amount as may be fixed by the company in general meeting for that purpose.

(b) The remuneration of a director:

(1) may be a stated salary or a fixed sum for attendance at each meeting of directors or both; or

(2) may be a share of a fixed sum determined by the company in general meeting to be the remuneration payable to all directors, which is to be divided between the directors in the proportions agreed between them or, failing agreement, equally,

and if it is a stated salary under rule 8.4(b)(1) or a share of a fixed sum under rule 8.4(b)(2), will be taken to accrue from day to day.

(c) The remuneration payable by the company to a director (other than a managing director, deputy managing director or executive director) must not include a commission on, or percentage of, profits or operating revenue.

(d) In addition to his or her remuneration under rule 8.4(a), a director is entitled to be paid all travelling and other expenses properly incurred by that director in connection with the affairs of the company, including attending and returning from general meetings of the company or meetings of the directors or of committees of the directors.

(e) If a director renders or is called upon to perform extra services or to make any special exertions in connection with the affairs of the company, the directors may arrange for a special remuneration to be paid to that director, either in addition to or in substitution for that director's remuneration under rule 8.4(a).

(f) Nothing in rule 8.4(a) restricts the remuneration to which a director may be entitled as an officer of the company or of a related body corporate in a capacity other than director, which may be either in addition to or in substitution for that director's remuneration under rule 8.4(a).

(g) The directors may:

(1) at any time after a director dies or otherwise ceases to hold office as a director, pay to the director or a legal personal representative, spouse, relative or dependant of the director, in addition to the remuneration of that director under rule 8.4(a), a pension or lump sum payment in respect of past services rendered by that director; and

(2) cause the company to enter into a contract with the director for the purpose of providing for or giving effect to such a payment.

(h) The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits to or in respect of the directors or former directors.

(i) For the purposes of this constitution the amount fixed by the company as remuneration for a director, will not include any amount paid by the company or related body corporate:

(1) To a superannuation, retirement or pension fund for a director so that the company is not liable to pay the superannuation guarantee charge or similar statutory charge; or

(2) For any insurance premium paid or agreed to be paid for a director under rule 10.4.

8.5 Director need not be a member

(a) A director is not required to hold any shares in the company to qualify for appointment.

(b) A director is entitled to attend and speak at general meetings even though that director is not a member of the company.

8.6 Interested directors

(a) A director may hold any other office or place of profit (other than auditor) in the company or any related body corporate in conjunction with his or her directorship and may be appointed to that office or place upon such terms as to remuneration, tenure of office and otherwise as the directors think fit.

(b) A director of the company may be or become a director or other officer of, or otherwise interested in, any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or otherwise and is not accountable to the company for any remuneration or other benefits received by the director as a director or officer of, or from having an interest in, that body corporate.

(c) The directors may exercise the voting rights conferred by shares in any body corporate held or owned by the company in such manner in all respects as the directors think fit (including voting in favour of any resolution appointing a director as a director or other officer of that body corporate or voting for the payment of remuneration to the directors or other officers of that body corporate) and a director may, if permitted by law, vote in favour of the exercise of those voting rights notwithstanding that he or she is, or may be about to be appointed, a director or other officer of that other body corporate and, as such, interested in the exercise of those voting rights.

(d) A director is not disqualified merely because of being a director from contracting with the company in any respect including, without limitation:

   (1) selling any property to, or purchasing any property from, the company;

   (2) lending any money to, or borrowing any money from, the company with or without interest and with or without security;

   (3) guaranteeing the repayment of any money borrowed by the company for a commission or profit;

   (4) underwriting or guaranteeing the subscription for securities in the company or in any related body corporate or any other body corporate promoted by the company or in which the company may be interested as a shareholder or otherwise, for a commission or profit; or

   (5) being employed by the company or acting in any professional capacity (other than auditor) on behalf of the company.

(e) No contract made by a director with the company and no contract or arrangement entered into by or on behalf of the company in which any director may be in any way interested is avoided or rendered voidable merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(f) No director contracting with or being interested in any arrangement involving the company is liable to account to the company for any profit realised by or under any such contract or arrangement merely because of the director holding office as a director or because of the fiduciary obligations arising out of that office.

(g) Subject to rule 8.6(h), a director who is in any way interested in any contract or arrangement or proposed contract or arrangement may, despite that interest:

(1) be counted in determining whether or not a quorum is present at any meeting of directors considering that contract or arrangement or proposed contract or arrangement;

(2) vote in respect of, or in respect of any matter arising out of, the contract or arrangement or proposed contract or arrangement; and

(3) sign any document relating to that contract or arrangement or proposed contract or arrangement the company may execute.

(h) Rule 8.6(g) does not apply if, and to the extent that, it would be contrary to the Corporations Act 2001 or, while the company is a listed company, the Listing Rules.

(i) The directors may make regulations requiring the disclosure of interests that a director, and any person deemed by the directors to be related to or associated with the director, may have in any matter concerning the company or a related body corporate and any regulations made under this constitution will bind all directors.

8.7 Powers and duties of directors

(a) The directors are responsible for managing the business of the company and may exercise to the exclusion of the company in general meeting all the powers of the company which are not required by the Corporations Act 2001, this constitution or while the company is a listed company, the Listing Rules, to be exercised by the company in general meeting.

(b) Without limiting the generality of rule 8.7(a), the directors may exercise all the powers of the company to borrow or otherwise raise money, to charge any property or business of the company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the company or of any other person.

(c) The directors may determine how cheques, promissory notes, bankers drafts, bills of exchange or other negotiable instruments must be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, by or on behalf of the company.

(d) The directors may pay out of the company's funds all expenses of the promotion, formation and registration of the company and the vesting in it of the assets acquired by it.

(e) The directors may:

(1) appoint or employ any person to be an officer, agent or attorney of the company for such purposes, with such powers, discretions and duties (including powers, discretions and duties vested in or exercisable by the directors), for such period and upon such conditions as they think fit;

(2) authorise an officer, agent or attorney to delegate all or any of the powers, discretions and duties vested in the officer, agent or attorney; and

(3) subject to any contract between the company and the relevant officer, agent or attorney, remove or dismiss any officer, agent or attorney of the company at any time, with or without cause.

(f) A power of attorney may contain such provisions for the protection and convenience of the attorney or persons dealing with the attorney as the directors think fit.

8.8 Proceedings of directors

(a) The directors may meet together for the dispatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by telephone or other electronic means of a number of the directors sufficient to constitute a quorum, constitutes a meeting of the directors and the rules relating to meetings of the directors apply, so far as they can and with such changes as are necessary, to meetings of the directors by telephone or other electronic means.

(c) A director participating in a meeting by telephone or other electronic means is to be taken to be present in person at the meeting.

(d) A meeting by telephone or other electronic means is to be taken to be held at the place determined by the chairperson of the meeting provided that at least 1 of the directors involved was at that place for the duration of the meeting.

8.9 Convening of meetings of directors

(a) A director may, whenever the director thinks fit, convene a meeting of the directors.

(b) A secretary must, on the requisition of a director, convene a meeting of the directors.

8.10 Notice of meetings of directors

(a) Subject to this constitution, notice of a meeting of directors must be given to each person who is at the time of giving the notice:

(1) a director, other than a director on leave of absence approved by the directors; or

(2) an alternate director appointed under rule 8.15 by a director on leave of absence approved by the directors.

(b) A notice of a meeting of directors:

(1) must specify the time and place of the meeting;

(2) need not state the nature of the business to be transacted at the meeting;

(3) may be given immediately before the meeting;

(4) may be given in person or by post or by telephone, fax or other electronic means; and

(5) will be taken to have been given to an alternate director if it is given to the director who appointed that alternate director.

(c) A director or alternate director may waive notice of any meeting of directors by notifying the company to that effect in person or by post or by telephone, fax or other electronic means.

(d) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, a director does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the non-receipt or failure occurred by accident or error;

(2) before or after the meeting, the director or an alternate director appointed by the director:

(A) has waived or waives notice of that meeting under rule 8.10(c); or

(B) has notified or notifies the company of his or her agreement to that act, matter, thing or resolution personally or by post, or by telephone, fax or other electronic means; or

(3) the director or an alternate director appointed by the director attended the meeting.

(e) The non-receipt of notice of a meeting of directors by, or a failure to give notice of a meeting of directors to, an alternate director of a director on leave of absence approved by the directors does not invalidate any act, matter or thing done or resolution passed at the meeting if:

(1) the non-receipt or failure occurred by accident or error;

(2) before or after the meeting, the alternate director or the director who appointed the alternate director:

(A) has waived or waives notice of that meeting under rule 8.10(c); or

(B) has notified or notifies the company of his or her agreement to that act, matter, thing or resolution personally or by post, or by telephone, fax or other electronic means; or

(3) the alternate director or the director who appointed the alternate director attended the meeting.

(f) Attendance by a person at a meeting of directors waives any objection that person and:

(1) if the person is a director, any alternate director appointed by that person; or

(2) if the person is an alternate director, the director who appointed that person as alternate director,

may have to a failure to give notice of the meeting.

8.11 Quorum at meetings of directors

(a) No business may be transacted at a meeting of directors unless a quorum of directors is present at the time the business is dealt with.

(b) A quorum consists of:

(1) if the directors have fixed a number for the quorum, that number of directors; and

(2) in any other case, 2 directors,

present at the meeting of directors.

(c) If there is a vacancy in the office of a director then, subject to rule 8.11(d), the remaining director or directors may act.

(d) If the number of directors in office at any time is not sufficient to constitute a quorum at a meeting of directors or is less than the minimum number of directors fixed under this constitution, the remaining director or directors must act as soon as possible:

(1) to increase the number of directors to a number sufficient to constitute a quorum and to satisfy the minimum number of directors required under this constitution; or

(2) to convene a general meeting of the company for that purpose,

and, until that has happened, must only act if and to the extent that there is an emergency requiring them to act.

8.12 Chairperson and deputy chairperson of directors

(a) The directors may elect 1 of the directors to the office of chairperson of directors and may determine the period for which that director is to be chairperson of directors.

(b) The directors may elect 1 of the directors to the office of deputy chairperson of directors and may determine the period for which that director is to be deputy chairperson of directors.

(c) The office of chairperson of directors or deputy chairperson of directors may, if the directors so resolve, be treated as an extra service or special exertion performed by the director holding that office for the purposes of rule 8.4(e).

(d) The chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as chairperson at each meeting of directors.

(e) If at a meeting of directors:

(1) there is no chairperson of directors;

(2) the chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

then if the directors have elected a deputy chairperson of directors, the deputy chairperson of directors must (if present within 10 minutes after the time appointed for the holding of the meeting and willing to act) preside as the chairperson of the meeting.

(f) Subject to rules 8.12(d) and (e), if at a meeting of directors:

(1) there is no deputy chairperson of directors;

(2) the deputy chairperson of directors is not present within 10 minutes after the time appointed for the holding of the meeting; or

(3) the deputy chairperson of directors is present within that time but is not willing to act as chairperson of the meeting,

the directors present must elect 1 of themselves to be chairperson of the meeting.

8.13 Decisions of directors

(a) A meeting of directors at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the directors under this constitution.

(b) Questions arising at a meeting of directors are to be decided by a majority of votes cast by the directors present and any such decision is for all purposes a determination of the directors.

(c) Subject to rule 8.13(d), in the case of an equality of votes upon any proposed resolution the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

(d) Where only 2 directors are present or qualified to vote at a meeting of directors and there is an equality of votes upon any proposed resolution:

(1) the chairperson of the meeting will not have a second or casting vote; and

(2) the proposed resolution is taken as having been lost.

8.14 Written resolutions

(a) If:

(1) all of the directors, other than:

(A) any director on leave of absence approved by the directors;

(B) any director who disqualifies himself or herself from considering the act, matter, thing or resolution in question on the grounds that he or she is not entitled at law to do so or has a conflict of interest; and

(C) any director who the directors reasonably believe is not entitled at law to do the act, matter or thing or to vote on the resolution in question,

assent to a document containing a statement to the effect that an act, matter or thing has been done or resolution has been passed; and

(2) the directors who assent to the document would have constituted a quorum at a meeting of directors held to consider that act, matter, thing or resolution,

then that act, matter, thing or resolution is to be taken as having been done at or passed by a meeting of the directors.

(b) For the purposes of rule 8.14(a):

(1) the meeting is to be taken as having been held:

(A) if the directors assented to the document on the same day, on the day on which the document was assented to and at

the time at which the document was last assented to by a director; or

(B) if the directors assented to the document on different days, on the day on which, and at the time at which, the document was last assented to by a director;

(2) 2 or more separate documents in identical terms each of which is assented to by 1 or more directors are to be taken as constituting 1 document; and

(3) a director may signify assent to a document by signing the document or by notifying the company of the director's assent in person or by post, or by telephone, fax or other electronic means.

(c) Where a director signifies assent to a document otherwise than by signing the document, the director must by way of confirmation sign the document at the next meeting of the directors attended by that director, but failure to do so does not invalidate the act, matter, thing or resolution to which the document relates.

8.15 Alternate directors

(a) A director may, with the approval of the directors, appoint a person to be the director's alternate director for such period as the director thinks fit.

(b) An alternate director may, but need not, be a member or a director of the company.

(c) One person may act as alternate director to more than 1 director.

(d) An alternate director is entitled, if the appointer does not attend a meeting of directors, to attend and vote in place of and on behalf of the appointer.

(e) An alternate director is entitled to a separate vote for each director the alternate director represents in addition to any vote the alternate director may have as a director in his or her own right.

(f) In the absence of the appointer, an alternate director may exercise any powers that the appointer may exercise and the exercise of any such power by the alternate director is to be taken to be the exercise of the power by the appointer.

(g) The office of an alternate director is vacated if and when the appointer vacates office as a director.

(h) The appointment of an alternate director may be terminated at any time by the appointer even though the period of the appointment of the alternate director has not expired.

(i) An appointment, or the termination of an appointment, of an alternate director must be in writing signed by the director who makes or made the appointment and does not take effect unless and until the company has received notice in writing of the appointment or termination.

(j) An alternate director is not to be taken into account in determining the minimum or maximum number of directors allowed under this constitution.

(k) In determining whether a quorum is present at a meeting of directors, an alternate director who attends the meeting is to be counted as a director for

each director on whose behalf the alternate director is attending the meeting.

(l) An alternate director is entitled to be paid such remuneration as the directors think fit, either in addition to or in reduction of the remuneration payable to the director for whom the alternate director acts as alternate.

(m) An alternate director is not entitled to be remunerated by the company for his or her services as alternate director except as provided in rule 8.15(l).

(n) An alternate director, while acting as a director, is responsible to the company for his or her own acts and defaults and is not to be taken to be the agent of the director by whom he or she was appointed.

8.16 Committees of directors

(a) The directors may delegate any of their powers to a committee or committees consisting of such number of directors as they think fit.

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) The rules applying to meetings and resolutions of directors apply, so far as they can and with such changes as are necessary, to meetings and resolutions of a committee of directors.

(d) Membership of a committee of directors may, if the directors so resolve, be treated as an extra service or special exertion performed by the members for the purposes of rule 8.4(e).

8.17 Delegation to individual directors

(a) The directors may delegate any of their powers to 1 director.

(b) A director to whom any powers have been so delegated must exercise the powers delegated in accordance with any directions of the directors.

(c) Acceptance of such a delegation may, if the directors so resolve, be treated as an extra service or special exertion performed by the delegate for the purposes of rule 8.4(e).

8.18 Validity of acts

An act done by a person acting as a director or by a meeting of directors or a committee of directors attended by a person acting as a director is not invalidated by reason only of:

(a) a defect in the appointment of the person as a director;

(b) the person being disqualified to be a director or having vacated office; or

(c) the person not being entitled to vote,

if that circumstance was not known by the person or the directors or committee (as the case may be) when the act was done.

9 Executive officers

9.1 Managing directors

(a) The directors may appoint 1 or more of the directors to the office of managing director.

(b) A managing director's appointment as managing director automatically terminates if the managing director ceases to be a director.

9.2 Deputy managing directors

(a) The directors may appoint 1 or more of the directors to the office of deputy managing director.

(b) A deputy managing director's appointment as deputy managing director automatically terminates if the deputy managing director ceases to be a director.

9.3 Executive directors

(a) A reference in this rule 9.3 to an executive director is a reference to a director who is also an officer of the company or of a related body corporate in a capacity other than director, managing director or deputy managing director.

(b) The directors may confer on an executive director such title as they think fit.

(c) An executive director may be appointed on the basis that the executive director's appointment:

   (1) as a director automatically terminates if the executive director ceases to be an officer of the company or of a related body corporate in a capacity other than director; or

   (2) as an officer of the company or of a related body corporate in a capacity other than director automatically terminates if the executive director ceases to be a director.

9.4 Associate directors

(a) The directors may appoint 1 or more associate directors.

(b) The directors may confer on an associate director such title as they think fit.

(c) Even though the word "director" may appear in an associate director's title, an associate director is not to be taken to be a director of the company and is not entitled:

   (1) to attend any meeting of directors except by the invitation and with the consent of the directors; or

   (2) to vote at any meeting of directors.

9.5 Secretaries

(a) The directors must appoint at least 1 secretary and may appoint additional secretaries.

(b) The directors may appoint 1 or more assistant secretaries.

9.6 Provisions applicable to all executive officers

(a) A reference in this rule 9.6 to an executive officer is a reference to a managing director, deputy managing director, executive director, associate director, secretary or assistant secretary appointed under this rule 9.

(b) The appointment of an executive officer may be for such period, at such remuneration and upon such conditions as the directors think fit.

(c) The remuneration payable by the company to an executive officer who is also a director must not include a commission on, or percentage of, operating revenue.

(d) Subject to any contract between the company and the relevant executive officer, any executive officer of the company may be removed or dismissed by the directors at any time, with or without cause.

(e) The directors may:

(1) confer on an executive officer such powers, discretions and duties (including any powers, discretions and duties vested in or exercisable by the directors) as they think fit;

(2) withdraw, suspend or vary any of the powers, discretions and duties conferred on an executive officer; and

(3) authorise the executive officer to delegate all or any of the powers, discretions and duties conferred on the executive officer.

(f) An executive officer is not required to hold any shares to qualify for appointment.

(g) An act done by a person acting as an executive officer is not invalidated by reason only of:

(1) a defect in the person's appointment as an executive officer; or

(2) the person being disqualified to be an executive officer,

if that circumstance was not known by the person when the act was done.

10 Indemnity and insurance

10.1 Persons to whom rules 10.2 and 10.3 apply

Rules 10.2 and 10.3 apply:

(a) to each person who is or has been a director, alternate director or executive officer (within the meaning of rule 9.6(a)) of the company; and

(b) to such other officers or former officers of the company or of its related bodies corporate as the directors in each case determine.

(each an **Officer** for the purposes of this rule).

10.2 Indemnity

Subject to rule 10.3, the company must indemnify each Officer on a full indemnity basis and to the full extent permitted by law against all losses, liabilities, costs, charges and expenses (**Liabilities**) incurred by the Officer as an officer of the company (including, for the avoidance of doubt, all liabilities incurred where the Officer acts as an officer of any other body corporate at the

request of the company, including, but not limited to, Ocelas Pty Limited in connection with the initial public offering of the company and any joint venture company in which the company has a direct or indirect interest).

Subject to clause 10.3, this indemnity includes, without limitation:

(a) a liability for negligence; and

(b) a liability for reasonable legal costs.

10.3 Limit on indemnity

(a) The indemnity in rule 10.2 does not operate in relation to any Liability which:

(1) is a Liability to the company or any of its related bodies corporate;

(2) is a Liability for a pecuniary penalty order under section 1317G of the Corporations Act 2001 or a compensation order under section 1317H of the Corporations Act 2001; or

(3) arises out of conduct of the Officer which was not in good faith, or which involves wilful misconduct, gross negligence, reckless misbehaviour or fraud,

provided that this rule 10.3(a) does not apply to a liability for legal costs.

(b) The indemnity in rule 10.2 does not operate in relation to legal costs incurred by the Officer in defending an action for a Liability if the costs are incurred:

(1) in defending or resisting proceedings in which the Officer is found to have a Liability referred to in rule 10.3(a);

(2) in defending or resisting criminal proceedings in which the Officer is found guilty;

(3) in defending or resisting proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found by the court to have been established. For the avoidance of doubt, this does not include costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order; or

(4) in connection with proceedings for relief to the Officer under the Corporations Act 2001 in which the court denies the relief.

(c) If there is any appeal in relation to any proceedings referred to in rule 10.3(b)) it is the outcome of the final appeal that is relevant for the purposes of rule 10.3(b).

(d) The indemnity in rule 10.2:

(1) does not extend to and is not an indemnity against any amount in respect of which the indemnity would otherwise be illegal, void, unenforceable or not permitted by law; and

(2) does not operate in respect of any Liability of the Officer to the extent that Liability is covered by insurance.

10.4 Extent of indemnity

The indemnity in rule 10.2:

(a) is enforceable without the Officer having to first incur any expense or make any payment;

(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the relevant Group Company; and

(c) applies to Liabilities incurred both before and after the date of this constitution.

10.5 Insurance

The company may, to the extent permitted by law:

(a) purchase and maintain insurance; or

(b) pay or agree to pay a premium for insurance,

for each Officer against any Liability incurred by the Officer as an officer of the company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

10.6 Savings

Nothing in rule 10.2 or 10.3:

(a) affects any other right or remedy that a person to whom those rules apply may have in respect of any Liability referred to in those rules; or

(b) limits the capacity of the company to indemnify or provide or pay for insurance for any person to whom those rules do not apply.

11 Winding up

11.1 Distribution of surplus

Subject to this constitution and to the rights or restrictions attached to any shares or class of shares:

(a) if the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares;

(b) for the purpose of calculating the excess referred to in rule 11.1(a)) any amount unpaid on a share is to be treated as property of the company;

(c) the amount of the excess that would otherwise be distributed to the holder of a partly paid share under rule 11.1(a) must be reduced by the amount unpaid on that share at the date of the distribution; and

(d) if the effect of the reduction under rule 11.1(c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the company.

11.2 Division of property

(a) If the company is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of the company; and

(2) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under rule 11.2(a) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under rule 11.2(a) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Act 2001.

(d) If any of the property to be divided under rule 11.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that rule, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this rule 11.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f) Rule 4.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under rule 11.2(a) as if references in rule 4.3 to the directors and to a distribution or capitalisation were references to the liquidator and to the division under rule 11.2(a) respectively.

12 Minutes and records

12.1 Minutes of meetings

(a) The directors must ensure minutes of proceedings and resolutions of general meetings and of meetings of directors (including committees of directors) are recorded in books kept for the purpose, within 1 month after the relevant meeting is held.

(b) The directors must ensure that the company records in the minutes of a meeting in respect of each resolution in the notice of meeting;

(1) the total number of proxy votes exercisable by all validly appointed proxies; and

(2) how many proxy votes were for, against or abstained from the resolution or were to vote at the proxy's discretion.

(c) If a poll is taken on the resolution, in addition to the information in rules 12.1 (b)(1) and (2), the minutes must also record the total number of votes cast on the poll, and the number of votes for, against and abstaining from the resolution.

12.2 Minutes of resolutions passed without a meeting

The directors must ensure minutes of resolutions passed by directors (and committees of directors) without a meeting are recorded in books kept for that purpose within 1 month after the resolution is passed.

12.3 Signing of minutes

(a) The minutes of a meeting must be signed within a reasonable time by the chairperson of the meeting or the chairperson of the next meeting.

(b) The minutes of the passing of a resolution without a meeting must be signed by a director within a reasonable time after the resolution is passed.

12.4 Minutes as evidence

A minute that is recorded and signed under rules 12.1, 12.2 and 12.3 is evidence of the proceeding or resolution to which it relates unless the contrary is proved.

12.5 Inspection of records

(a) The directors must ensure the minute books for general meetings are open for inspection by members free of charge.

(b) Subject to rule 12.5(a) the directors may determine whether and to what extent, and at what time and places and under what conditions, the minute books, accounting records and other documents of the company or any of them will be open to the inspection of members (other than directors).

(c) A member (other than a director) does not have the right to inspect any books, records or documents of the company except as provided by law or authorised by the directors.

13 Execution of documents

13.1 Manner of execution

The company may execute a document if the document is signed by:

(a) 2 directors; or

(b) a director and a secretary.

13.2 Common seal

The company may have a common seal. If the company has a common seal, rules 13.3 to 13.8 will apply.

13.3 Safe custody of seal

The directors must provide for the safe custody of the seal.

13.4 Use of seal

(a) The seal must be used only by the authority of the directors or of a committee of the directors authorised by the directors to authorise the use of the seal.

(b) The authority to use the seal may be given before or after the seal is used.

(c) Subject to rule 13.8, until the directors otherwise determine, every document to which the seal is fixed must be signed by:

(1) 2 directors;

(2) a director and a secretary; or

(3) a director and another person appointed by the directors to countersign that document or a class of documents in which that document is included.

13.5 Seal register

(a) The company may keep a seal register. If the company does keep a seal register the company must enter in the register particulars of any document on which the seal is fixed (other than a certificate for securities of the company), giving in each case:

(1) the date of the document;

(2) the names of the parties to the document;

(3) a short description of the document; and

(4) the names of the persons signing the document under rule 13.4(c).

(b) The register must be produced at meetings of directors for confirmation of the use of the seal since confirmation was last given under this rule 13.5.

(c) Failure to comply with rules 13.5(a) or (b) does not invalidate any document to which the seal is properly fixed.

13.6 Duplicate seal

(a) The company may have 1 or more duplicate seals for use in place of its common seal outside the state or territory where its common seal is kept. Each duplicate seal must be a facsimile of the common seal of the company with the addition on its face of the words "duplicate seal" and the name of the place where it is to be used.

(b) A document sealed with a duplicate seal is to be taken as having been sealed with the common seal of the company.

13.7 Share seal or certificate seal

(a) The company may have 1 or more share seals or certificate seals for use on certificates for securities of the company in place of its common seal. Each share seal or certificate seal must be a facsimile of the common seal of the company with the addition on its face of the words "share seal" or "certificate seal".

(b) A certificate for securities of the company sealed with a share seal or certificate seal is to be taken as having been sealed with the common seal of the company.

13.8 Sealing and signing of certificates

The directors may determine either generally or in a particular case that the seal and the signature of any director or secretary or other person is to be printed on or affixed to any certificates for securities in the company by some mechanical or other means.

14 Notices

14.1 Notices by the company to members

(a) A notice may be given by the company to a member:

(1) by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by sending it to the fax number or electronic address the member has supplied to the company for the giving of notices; or

(2) if the member does not have a registered address and has not supplied another address to the company for the giving of notices, by exhibiting it at the registered office of the company.

(b) A notice may be given by the company to the joint holders of a share by giving the notice in the manner authorised by rule 14.1(a) to the joint holder first named in the register of members in respect of the share.

(c) A notice may be given by the company to a person entitled to a share as a result of a transmission event by serving it or sending it in the manner authorised by rule 14.1(a)(1) addressed to the name or title of the person, at or to such address, fax number or electronic address supplied to the company for the giving of notices to that person, or if no address, fax number or electronic address has been supplied, at or to the address, fax number or electronic address to which the notice might have been sent if the relevant transmission event had not occurred.

(d) The fact that a person has supplied a fax number or an electronic address for the giving of notices does not require the company to give any notice to that person by fax or electronic means.

(e) A notice given to a member in accordance with rules 14.1(a) or (b) is, despite the occurrence of a transmission event and whether or not the company has notice of that occurrence:

(1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficient service on any person entitled to the shares as a result of the transmission event.

(f) A notice given to a person who is entitled to a share as a result of a transmission event is sufficient service on the member in whose name the share is registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this rule 14.1.

(h) A signature to any notice given by the company to a member under this rule 14.1 may be in writing or a facsimile printed or affixed by some mechanical or other means.

(i) A certificate signed by a director or secretary of the company to the effect that a notice has been given in accordance with this constitution is conclusive evidence of that fact.

14.2 Notices by the company to directors

Subject to this constitution, a notice may be given by the company to any director or alternate director either by serving it personally at, or by sending it by post in a prepaid envelope to, the director's or alternate director's usual residential or business address, or such other address, or by sending it to the fax number or electronic address, as the director or alternate director has supplied to the company for the giving of notices.

14.3 Notices by members or directors to the company

Subject to this constitution, a notice may be given by a member, director or alternate director to the company by serving it on the company at, or by sending it by post in a prepaid envelope to, the registered office of the company or by sending it to the principal fax number or principal electronic address of the company at its registered office.

14.4 Notices posted to addresses outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail, fax or in another way that ensures it is received quickly.

14.5 Time of service

(a) Where a notice is sent by post, service of the notice is to be taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(1) in the case of a notice of a general meeting, on the day after the date of its posting; or

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by fax or electronic means, service of the notice is to be taken to be effected on the day after the date it is sent.

(c) Where the company gives a notice under rule 14.1(a)(2) by exhibiting it at the registered office of the company, service of the notice is to be taken to be effected when the notice was first so exhibited.

14.6 Other communications and documents

Rules 14.1 to 14.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

14.7 Notices in writing

A reference in this constitution to a notice in writing includes a notice given by fax or electronic means.

15 General

15.1 Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the company is registered, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

15.2 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.

 **Worley**

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

RESULTS OF 2004 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Worley Group Limited announces that each of the resolutions put to the meeting was carried by the requisite majority.

Proxy results

As previously advised and in accordance with Section 251AA of the Corporations Act 2001, Worley announces the following proxy results of the 2004 Annual General Meeting:

No.	Resolution	For	Against	Abstain	Open to Proxy holders
2(a)	Re-election of Mr Grahame Campbell	121,902,544	4,092	3,860,129	6,182,446
2(b)	Re-election of Mr John Green	121,905,450	186	3,860,129	6,183,446
2(c)	Election of Mr William Hall	121,900,750	7,886	3,860,129	6,180,446
3	Renewal of proportional takeover provisions	115,776,639	2,073,266	7,899,749	6,199,557
4	Amendment of Constitution	121,686,955	3,222	4,075,588	6,183,446
5	Refreshment of 15% placement capacity	111,953,257	19,977	13,787,993	5,472,182
6	Change of name of Company	121,669,474	26,575	4,046,272	6,206,890

Poll results

Each resolution was decided on a poll. Details of the total number of votes cast on the poll are set out below:

 **Worley**

Resolution 2(a) - Retirement by Rotation and Re election of Grahame Campbell

Number of votes FOR the resolution	137,029,282
Number of votes AGAINST the resolution	4,092

In addition, number of votes ABSTAINING on the resolution - 3,860,129.

Resolution 2(b) - Retirement by Rotation and Re Election of Director Mr John Green

Number of votes FOR the resolution	137,391,338
Number of votes AGAINST the resolution	186

In addition, number of votes ABSTAINING on the resolution – 3,860,129.

Resolution 2(c) - Election of Director Mr William Hall

Number of votes FOR the resolution	137,383,638
Number of votes AGAINST the resolution	7,886

In addition, number of votes ABSTAINING on the resolution – 3,860,129.

Resolution 3 – Renewal of Proportional takeover provision

Number of votes FOR the resolution	131,278,638
Number of votes AGAINST the resolution	2,073,266

In addition, number of votes ABSTAINING on the resolution – 7,899,749.

Resolution 4 – Amendment of Constitution

Number of votes FOR the resolution	137,172,843
Number of votes AGAINST the resolution	3,222

In addition, number of votes ABSTAINING on the resolution - 4,075,588.

Resolution 5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

Number of votes FOR the resolution	127,108,709
Number of votes AGAINST the resolution	19,977

In addition, number of votes ABSTAINING on the resolution - 13,787,993.



Worley

Resolution 6 - Change of Name

Number of votes FOR the resolution	137,178,806
Number of votes AGAINST the resolution	26,575

In addition, number of votes ABSTAINING on the resolution - 4,046,272.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

PROXY RESULTS OF 2004 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Worley Group Limited announces the following proxy results of the 2004 Annual General Meeting.

No.	Resolution	For	Against	Abstain	Open to Proxy holders
2(a)	Re-election of Mr Grahame Campbell	121,902,544	4,092	3,860,129	6,182,446
2(b)	Re-election of Mr John Green	121,905,450	186	3,860,129	6,183,446
2(c)	Election of Mr William Hall	121,900,750	7,886	3,860,129	6,180,446
3	Renewal of proportional takeover provisions	115,776,639	2,073,266	7,899,749	6,199,557
4	Amendment of Constitution	121,686,955	3,222	4,075,588	6,183,446
5	Refreshment of 15% placement capacity	111,953,257	19,977	13,787,993	5,472,182
6	Change of name of Company	121,669,474	26,575	4,046,272	6,206,890

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

2004 ANNUAL GENERAL MEETING
ADDRESS OF THE CHIEF EXECUTIVE OFFICER

Thank you John, and good afternoon ladies and gentlemen. I would particularly like to welcome Bill Hall, my opposite number at Parsons E&C. Bill joins us today for his first annual meeting as part of the WorleyParsons Group, and I am delighted to have him here.

This year has been an important year for all of us at Worley. Today I would like to update you on Worley's operational and financial performance for the year and to spend some time outlining our recent acquisition of Parsons E&C.

Turning to the operational performance this year. Overall, the business performed extremely well in FY 2004, generating earnings growth of 18.8%, 24% return on equity and a total shareholder return of 48%. Worley ranked in the top 50 stocks on the ASX in terms of performance.

While we welcome the lift in these financial performance figures, there is another set of KPIs where we will not be satisfied until the benchmark is zero. As John (Schubert) has said, this company takes safety very seriously. Our primary target in this regard is zero harm. Our lost time frequency and total recordable injury frequency figures for 2004 are considerably improved from the previous year and are now at historically low levels: however, we continue to strive to deliver even better safety performance.

 Worley

This year we released to the financial market aspects of our corporate strategy and the KPIs that measure our performance in achieving our strategy. We have made significant progress in a number of these areas.

Turning now to divisional results: services to the hydrocarbons-industries continued to be the dominant component of Worley's business, accounting for 70% of Group revenue with earnings (before corporate expenses) of more than $36 million in the year to June 2004. Looking at it geographically, hydrocarbons projects we are responsible for in the Americas performed strongly for us, particularly in the second half of the year. MEG Worley Canada, Worley Parsons Energy Services and Trinidad-based projects were stand-out performers, delivering 62% of revenue growth. South East Asia continued its excellent performance, and Australia and New Zealand also performed well. Results in the Middle East were mixed, with contracts in Iraq and Saudi Arabia in line with expectations, but the remaining operations tracked below expectations, until they rallied in the final quarter.

As many of you would be aware, Worley is part of a team comprising Parsons E&C, Parsons Corporation and Worley that is performing a major contract for the restoration of Iraq's oil infrastructure in the northern sector of the country.

Our work in Iraq is vital to rebuilding a core engine of Iraq's past (and future) economic viability, its hydrocarbons industry. Our work has created substantial local employment, most of the work being undertaken by Iraqis.

We partner with local Iraqi businesses and provide important add-on economic benefits in the emerging services economy.

 **Worley**

This significant contract win was a major achievement for Worley and is testament to our commitment to the region over a number of years, our strategy to partner with local firms and our technical leadership.

Our collective task now is to restore the oil and gas infrastructure in the north of the country to operational order, and ensure continuity. To safeguard the security interests of our personnel in Iraq we prefer not to discuss this project in detail: however, I can confirm that despite some initial setbacks this challenging project is on track, with 50% of the facilities now operating and a 75,000 BOPD gas / oil separator plant that had not worked for 18 months is now up and running.

Looking ahead, the outlook for our hydrocarbons business remains positive with historically high oil prices and increasing demand for gas. However, we expect that in this as in all the markets we service, contracts will continue to be fiercely contested, and as a result, we must continue to focus on exceptional standards of service and project delivery if we are to achieve what we want to.

The minerals, metals and chemicals division achieved another outstanding result this year, generating revenue of over $94 million, which is up over 130% on the previous year. The trend towards long-term alliance contracts in this sector continues to gather pace, giving us an ability to extend the services performed within each alliance as we move forward. Our major project capability in minerals, metals and chemicals projects is increasingly being recognised by the market; with the award of three major new contracts in this area, including the Aughinish alumina debottlenecking contract in Ireland with design service performed in Brisbane; the Sterlite project in India (with FEED performed in Perth) and the Worsley project for BHP Billiton.

This year we anticipate that global demand for light metals, nickel and iron ore will remain high, with clients commissioning both capacity

upgrades and expansions, and greenfields projects. Both offer us growth opportunities.

Industrial and infrastructure projects again produced a solid result this year, with 23% growth in revenue and sound margins. We continue to add depth and capability in this area, in anticipation of continued growth in non-residential construction in Australia coupled with demand for construction of rail and ports internationally.

Revenue generated by Worley's power, water and developments projects was in line with 2003, and this area remains an important part of our strategy going forward. During the year the Esperance Power Project achieved commercial operations on schedule, an important milestone in Worley's progress as an asset developer, owner and operator.

Our strategy to expand this business into selected international markets will drive continued revenue growth over the coming years.

In early November this year our joint venture with Transfield Services Limited was awarded a contract to provide maintenance services for the liquefied natural gas (LNG) facilities of RasGas Company Limited in Qatar. The contract, which is valued at A$110 million over five years, is another important example of the strength of our joint venture with Transfield Services which also counts Woodside, Mobil, Shell Todd and the New Zealand Refining Company as major clients.

One other important development I would like to touch on is our acquisition of a 50% interest in the Maison Group of China, completed on 1 July. Over five years our interest will grow to 75%. This company, renamed Maison Worley, and headquartered in Beijing, will service growing demand from both international and domestic clients. Services offered by the company cover full EPCM capability from initial planning and front end design through to integrated service contracting, operations and maintenance advisory services.



The potential for services companies in this dynamic market is immense, and we anticipate a strong deal flow going forward.

Let me now turn to our most recent development, and that is the acquisition of Parsons E&C. This acquisition represents an exciting opportunity for us, allowing us to do things that neither company would have been able to achieve separately. It entrenches us firmly in the top tier of professional services firms globally in our sectors: this is exactly where we wanted to be.

Parsons Corp was founded in 1944. In 2002, the Parsons E&C business, comprising expertise in oil and gas, refining, petrochemicals and chemicals and power, was spun out to allow each of the two businesses to focus on their core competencies. Parsons E&C has operated as a stand-alone business since that time, further developing its reputation for large, long-term program management and EPCM services provision.

The transaction in fact was completed on Friday November 12 after a successful capital raising at a premium to the market price.

I personally am delighted at how smoothly things have gone, albeit with many midnight hours of candleburning on both sides. We benefited from having essentially the same group of advisers; UBS, Freehills and Ernst & Young that were involved in our IPO in 2002 as well as additional support from Baker & Mackenzie and KPMG. I would also like to recognise the outstanding support we received from HSBC and the efforts that went to in providing 100% underwrite on the debt facilities.

Now the hard work begins. As a result of our extensive pre-planning, we anticipate the integration of the two businesses will take an extensive effort from our staff and executive group. We also know that that effort will be rewarded over time. Firstly, we know the Parsons E&C people well, having worked along side them in our Iraq and US oil and gas joint

ventures. There is very little overlap geographically or functionally. There is a high level of mutual respect, and a commitment to get the job done the very best way it can be done. Both organisations regard good client relationships, client satisfaction and integrity as central to their business; in these and in many other ways, we have shared values.

We have had an integration team comprising executives from both sides working on the integration for three months, and as a result, we are receiving excellent co-operation from staff. While we have made a number of changes to the senior management structure, drawing on the talent pool available from the two companies, it is intended that operationally, Parsons will continue to work under Bill's leadership, providing minimal disruption to employees and clients.

Reducing cost is not the main justification for this merger: synergies will be generated by utilizing the full capabilities of the combined group, not by job losses and other reductions. For the first year, the target is that the earnings of the combined businesses will be the sum of the parts, with a focus on identification of future synergies. We can expect a 1 + 1 = 2 rule to apply. In the second year, we will be looking to capitalise on joint opportunities, and as a result, will expect to move into a 1+1 = 2 plus situation.

I have recently visited the major Parsons E&C offices in the US and UK to meet with people at all levels of the Parsons organisation. The response from staff and clients has been without exception positive. I am very optimistic about the future these two businesses can build together, and confident of the benefits it will bring to all of us.

In closing, I would simply like to say thank you to all our shareholders for their continued confidence in us. We are delighted to have you on board, and at the interest in our company shown by the market for our recent capital raising. We also welcome a number of new institutional and retail

 **Worley**

investors to the register as a result of this capital raising. The register is stronger for it.

John has covered our outlook and reiterated the statements made in our recent prospectus.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

2004 ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

As you know, this will be my last AGM as Chairman of Worley. As announced in September, I have been forced to leave Worley as a result of the increased workload associated with my recent appointment as Chairman of the Commonwealth Bank of Australia. At the end of the AGM, Mr Ron McNeilly takes over as Chairman.

I would like to take this opportunity to personally thank our shareholders, our clients, my fellow directors and the Worley management team for their support.

As I looked back to prepare these remarks, I was struck by how much has changed since I first joined the Worley Advisory Board in August 2000. At the time, following more than 30 years experience in a number of different industries, I had experienced many and varied market conditions. However, in those four short years, the pace of change has accelerated markedly. We are facing a very different world in so many ways and the technology available to us has grown exponentially.

Equally, it is clear looking back that some things don't change. Most of the defining characteristics of the Worley Group remain as before: the commitment to serving our customers with professionalism, the total commitment to safety, the desire continually to meet and preferably exceed client expectations and the ability to adapt to sometimes difficult working conditions; all these things are unchanged.

This was a watershed year for the Worley Group: we successfully delivered on our commitment to our shareholders, and at the same time, significantly expanded the base for future earnings growth from our international operations.

This year, as in previous years, safety remained a top priority. The increasingly global nature of our business means our people are frequently placed in challenging environments. Their safety is paramount, wherever they are, and we have stringent measures in place to minimise the risk of accident or injury. We are proud of what our people achieve in these often difficult operating conditions, and will continue to invest in the support systems necessary to achieve safe outcomes.

The other key priority is, of course, delivering shareholder value. Despite the challenges of an unstable Middle East and adverse currency movements, but helped by commodity prices, this year the company achieved record levels of revenue and continued double digit profit growth.



Worley

John Grill will cover the operational highlights in more detail, but this year we saw our Minerals and Metals business approach $100m in revenue, the continued strong performance of Worley's joint ventures, strong performance in the Australian operations, the successful identification and integration of a number of acquisitions and our first development project, the Esperance Energy Project, reached commercial operation.

Importantly, a consortium of which Worley is a key member is performing a major contract to rebuild oil and gas infrastructure in the northern region of Iraq. The work we are doing on this contract is very important and we view restoration of the infrastructure as a fundamental service to the people of Iraq, not a part of any war or any political agenda.

Significantly, we also ended the year with over fifty per cent of our revenue derived from international markets. Through alliances and joint ventures, we have built a presence in a number of key international markets in the Middle East, South-East Asia and the Americas. These are huge markets offering major potential for participants with the right track record, relationships and skills.

Net profit increased by 18.8% to A$30.7 million and aggregated revenue was A$514.8 million, an 8.5% increase on the previous year.

Based on this strong result, the directors declared a fully franked dividend of 6.5 cents per share, bringing the full year dividend to 12 cents per share.

In March 2004 Worley entered the ASX S&P Top 200 index, less than two years after listing on the Australian Stock Exchange, marking a significant milestone as we became one of the country's top 200 companies.

In August, we announced our expansion into China through acquiring a fifty per cent stake in the Maison Group of China, a logical extension into an important and growing market for us.

In October, we took a very significant step in the development of the Worley Group, announcing that we would acquire Parsons E&C for US$245 million.

In early November we successfully completed the institutional and entitlement offer to raise A$228 million in equity. Significantly the offer was able to be completed at a premium to the share price immediately prior to the announcement of the acquisition, a rare achievement. Worley's long term relationship bank, HSBC, has provided a 100% underwrite on the debt facilities. Completion of the Parsons E&C acquisition took place on November 12.

As stated in the Prospectus, the directors believe the combined WorleyParsons business will be capable of producing improved financial returns compared to each of Worley and Parsons E&C standing alone. The Acquisition is expected to be earnings per share accretive (pre amortization) based on a nine month contribution for the year ending 30 June 2005, subject to reasonable conditions in the markets in which Worley and Parsons operate.



Worley

The rationale for the merger with Parsons E&C is clear and compelling: consolidation in the oil and gas and resource industries globally is driving projects of greater and greater scale, and creating a similar consolidation among service providers. The merger firmly positions Worley in the top five oil and gas service providers in the world, and provides an excellent platform to extend our world class light metals capability and our Power and Infrastructure businesses.

This merger makes very good sense in an increasingly global business. We have received a positive response from the financial markets, our clients and staff of both companies.

We could not have chosen a better partner than Parsons E&C. By joining with one of the leading service providers in oil and gas, power and chemicals globally, one whose business is complementary to our own, we are now in a unique and strong position to take advantage of opportunities that would have been impossible for either of our companies operating alone. We know Parsons E&C, we have worked with them in joint ventures and have great respect for their skills and capabilities. It is in that light that we believe that we should incorporate the Parsons E&C name with Worley, with the combined group reflecting the heritage of both companies.

We are also mindful of, and do not underestimate, the challenges that integration of businesses of this size presents.

From the outset, Worley has positioned itself as an Australian-based services company operating on a global stage. Our future now depends on continuing to deliver world-class performance and competitiveness, bringing the two businesses together while remaining true to our core values. I am confident that Worley has the track record and experience to do this, and do it well.

The increasingly global nature of our business and the increase in our market capitalization has prompted a review of our executive remuneration arrangements.

During the year, the Nominations and Remuneration Committee approved and adopted a new Executive Remuneration Policy. The new policy introduces new performance criteria and to apply to all performance rights issued under the Worley Group Limited Performance Rights Plan in the 2005 year and beyond. From that time, performance rights will only vest if specified performance criteria are met or exceeded in relation to Earnings Per Share (EPS) growth and Total Shareholder Return (TSR) for Worley compared to the TSR of the appropriate ASX index. A total of 60% of the executive's performance rights grant will be subject to the TSR measure with 40% on EPS growth.

The performance criteria have become more rigorous and links long term incentives to the same return that shareholders receive. In recognition of the more stringent criteria, the number of rights potentially awarded to the executive group has increased and this we believe will create the appropriate balance between incentive and cost.



Worley

If performance rights vest, it is currently intended that shares will be acquired on market at the current market price. Worley has been, and will continue to, recognise this expense in the profit and loss.

Two of the US-based Parsons E&C executives have Executive Services Agreements in place that contain provisions relating to early termination of their contracts under certain conditions. Early termination entitles these executives to receive three years' annual salary as a termination payment. All other executives have early termination entitlements which do not exceed 12 months.

The directors believe that the new executive remuneration measures are reasonable and will reward executives having regard to the performance of the Company, the performance of the executive team and the general remuneration environment, taking into account differences in the US and Australian markets.

I regret that I have to step down as Chairman. However, having accepted the role of Chairman of CBA, I believe I will no longer be in a position to give Worley the attention it requires. Be assured the hands that will take over the tiller are steady and capable: Ron McNeilly, currently Deputy Chairman, is not only one of the most respected people in the Australian resources sector but brings considerable international, financial and senior managerial experience to the Board.

Before closing, I would like to formally give my thanks to all our staff for their outstanding efforts this year. Their response to both circumstances and opportunities has been outstanding.

I would also like to thank our shareholders for their continuing support. I believe there has never been a time when Worley is better positioned to deliver on its goals than it is today.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

15 November 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX:WOR)
COMPLETION OF PARSONS E&C ACQUISITION

On 7 October 2004, Worley announced that it had entered into an agreement to acquire Parsons E&C Corporation, a global engineering design and project services company, for US$245 million.

Worley is pleased to announce that, following the expiry of waiting periods under the *Hart-Scott-Rodino Act* and satisfaction of all other conditions precedent, completion of the acquisition occurred on 12 November 2004 in Houston, Texas.

Worley Group Chief Executive Officer, Mr John Grill, said: "The successful completion of our acquisition of Parsons E&C is a significant milestone for Worley. The integration process is advancing well and I have personally visited all major Parsons E&C offices over recent weeks. The reaction of clients and staff in both organisations has been without exception positive," he said.

Worley shareholders will vote at today's annual general meeting on a special resolution to change the name of the company to "WorleyParsons Limited".

The acquisition of Parsons E&C is being funded through new debt facilities and the proceeds of the previously announced institutional placement and entitlement offer of ordinary shares.

A further announcement will be made following final allotment under the entitlement offer, which is expected to occur on 16 November 2004.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au

 Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan and beneficial interest in shares acquired in name of related entity.
Date of change	29 October 2004
No. of securities held prior to change	Grahame Campbell : 9,268 Grandamico Pty Ltd : 358,150
Class	Ordinary
Number acquired	Grahame Campbell : 2,060 Grandamico Pty Ltd : 79,589
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$334,760.90
No. of securities held after change	Grahame Campbell : 11,328 Grandamico Pty Ltd : 437,739

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan.
Date of change	29 October 2004
No. of securities held prior to change	John Green : 516,249 John M Green & Jennifer A Green : 204,525
Class	Ordinary
Number acquired	John Green : 114,722 John M Green & Jennifer A Green : 45,450
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$656,705.20
No. of securities held after change	John Green : 630,971 John M Green & Jennifer A Green : 249,975

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect and Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the Worley Group Limited Non-executive Director Plan and beneficial interest in shares acquired in name of related entity.**
Date of change	**29 October 2004**
No. of securities held prior to change	**Erich Fraunschiel : 10,070 Erich Fraunscheil atf The Fraunscheil Family Trust : 25,000**
Class	**Ordinary**
Number acquired	**2,238**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$9,175.80**
No. of securities held after change	**Erich Fraunschiel : 12,308 Erich Fraunscheil atf The Fraunscheil Family Trust : 25,000**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004**

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan and beneficial interest in shares acquired in name of related entity.
Date of change	29 October 2004
No. of securities held prior to change	Ron McNeilly : 262,641 Laargo Investments Pty Ltd : 10,000
Class	Ordinary
Number acquired	Ron McNeilly : 58,365
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$239,296.50
No. of securities held after change	Ron McNeilly : 321,006 Laargo Investments Pty Ltd : 10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan.
Date of change	29 October 2004
No. of securities held prior to change	1,236,519
Class	Ordinary
Number acquired	274,782
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,126,606.20
No. of securities held after change	1,511,301

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Grill
Date of last notice	5 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004
Date of change	29 October 2004
No. of securities held prior to change	2,488,584 - John Grill 25,712,370 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Class	Ordinary
Number acquired	553,019 – John Grill 2,617,113 – Wilaci Pty Ltd
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,997,541.20
No. of securities held after change	3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	As above

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Housego
Date of last notice	26 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 October 2004
No. of securities held prior to change	300,000
Class	Ordinary
Number acquired	66,667
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$273,334.70
No. of securities held after change	366,667
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 November 2004


TRANSFIELD
SERVICES

ASX Announcement/Media Statement

Strategic Middle East win for Transfield Services
RasGas of Qatar Awards a Long-Term Consolidated Maintenance Contract to Transfield Worley TRAGS

Transfield Services Limited today announced its joint venture with Worley Group and TRAGS, a local Qatari contracting company, has been awarded a "Consolidated Maintenance Contract" for the liquefied natural gas (LNG) facilities of RasGas Company Limited in Qatar. The contract is valued at A$110 million over five years.

Peter Watson, Transfield Services Managing Director, said the contract was awarded following a tender involving some of the world's leading suppliers of operations and maintenance services.

"We are extremely pleased that this contract has been awarded to Transfield Worley TRAGS. This builds on Transfield Services' position as one of Australia's leading suppliers of outsourced operations and maintenance services, and confirms progress on our offshore expansion strategy."

Mr Watson said the win was the result of a carefully constructed partnership that offered global experience combined with local knowledge.

"We approached this contract ensuring we were able to deliver a variety of tailor made solutions to RasGas. The integrated approach of the joint venture should ensure that the services RasGas require can be delivered by the joint venture parties in a safe and efficient manner. We have worked with Worley on a number of joint ventures and are looking forward to developing a strong relationship with TRAGS," he said.

Mr Watson said he was confident that the outsourcing contract would assist RasGas in lowering its cost base while improving the efficiency of its operations and maintenance, particularly in the complex work of plant shutdowns.

"Transfield Services has over 10 years experience in this kind of work. There is increasing demand for operations and maintenance services work in Asia and the Middle East and we are very interested in taking up similar contracts and expanding our presence in these regions," he said.

In his comments, RasGas Managing Director Jerry J. Wolahan stated: "This contract embodies initiatives launched by RasGas to achieve its vision of being the "Pacesetter" within the world LNG Industry through attaining levels of performance required to reach these targets."

John O'Leary, RasGas Operations Manager further elaborated: "Maintenance is an important component of our operations and RasGas is as such committed to ensuring that its plants are operated safely and reliably to fulfil its obligations towards the community as well as its customers. In this context, a contracting strategy has been developed to flexibly accommodate RasGas' rapid expansion as well as provide incentives for performance against targets in key areas namely, safety, quality and cost. This outsourcing strategy is unique to Qatar and the region and will achieve new standards for the local industry by incorporating international best practices and local knowledge and experience."

*****

/2

Transfield Services is a leading provider of operations, maintenance and asset management services across 11 industry sectors, with more than 110 contracts in Australia, New Zealand, Malaysia and the Middle East. The company has annual revenue of over $1.2 billion and more than 8,500 employees. It is publicly listed and included in the S&P/ASX 200 index.

Worley Group. Worley is a leading provider of design and project services to the energy, resources and complex process industries. The company currently employs over 4,500 people throughout Australasia, South East Asia, the Middle East and the Americas. Worley has recently announced its intention to acquire 100% of Parsons E&C which will significantly extend the company's capability and global presence. Worley is listed on the ASX and is included in the S&P/ASX 200 Index.

Transfield Worley TRAGS is a Joint Venture which incorporates the strengths of Transfield Services and the Worley Group - who have internationally recognised expertise in Engineering, Asset Management, Shutdown and Project Management, Operations and Maintenance of oil and gas facilities - and a local Qatari contracting company, Trading and Agency Services W.L.L. (TRAGS), who have an established performance record with RasGas Company Ltd. The Transfield Worley TRAGS joint venture is held as to 27.5 percent each by Transfield Services and Worley as to 45 percent by TRAGS.

RasGas Company Limited was established in 2001 by QP (70%) and ExxonMobil (30%), to assume responsibility for providing a full range of operations and maintenance management services to Ras Laffan Liquefied Natural Gas Company Limited, Ras Laffan Liquefied Natural Gas Company Limited (II) and future expansion opportunities. The Company commenced operations in July 2002.

For Further information:

Darce Corsie
Chief Financial Officer
Ph +61 2 9475 5603
Mb +61 407 467 446

Stephen Woodhill
General Manager Corporate Affairs
Ph +61 2 9475 5615
Mb +61 413 318 455

 **Worley**

29 October 2004

ASX Announcement

WORLEY GROUP LIMITED
(ASX:WOR)

SECTION 708A(5)(e) NOTICE - ISSUE OF SHARES WITHOUT A DISCLOSURE DOCUMENT

Worley Group Limited (**Worley**) seeks to rely on section 708A(5) of the Corporations Act 2001 (**Act**) and gives notice under section 708A(5)(e) of the Act of the following details:

1 on 29 October 2004 Worley issued 37,148,267 fully paid ordinary shares (**Shares**) to a range of institutional and professional investors;

2 Worley issued the Shares without a disclosure document for the Shares being prepared in accordance with Part 6D.2 of the Act;

3 as at the date of this notice, Worley has complied with:

 3.1 the provisions of Chapter 2M of the Act as they apply to Worley; and

 3.2 section 674 of the Act as it applies to Worley; and

4 as at the date of this notice there is no information to be disclosed which is "excluded information" (within the meaning of section 708A(7) of the Act) which it is reasonable for investors and their professional advisers to expect to find in a disclosure document.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au

 Worley

Friday 29 October 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX:WOR)
INITIAL ALLOTMENT

Worley is pleased to announce that the allotment and issue of 50,096,178 New Shares to:

- participants in the Institutional Placement completed on 8 October 2004;
- applicants under the Institutional Entitlement Offer described in the Prospectus dated 11 October 2004; and
- Qualifying Retail Shareholders who applied for New Shares no later than 5.00pm (EST) on Friday 22 October 2004 (excluding those New Shares applied for in excess of their Entitlement) pursuant to the Prospectus,

has been completed.

These New Shares are expected to commence trading on a normal settlement basis on ASX on Monday 1 November 2004 under the code "WOR."

Following this initial allotment, the total issued capital of Worley is 199,452,889 ordinary shares.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au

Worley

Worley Group Limited
ABN 17 096 090 158

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4195 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8235 8220
www.computershare.com

14 October 2004

Dear Shareholder

Annual General Meeting 2004

On behalf of the directors of Worley Group Limited ("Worley"), I am pleased to invite you to Worley's Annual General Meeting ("AGM"). Enclosed is the notice of meeting for your consideration.

Worley's 2004 AGM will be held on Monday 15 November 2004 commencing at 2.00 pm (AEST) at the Bradfield Rooms, North Sydney Harbourview Hotel, 17 Blue Street, North Sydney, New South Wales, 2060.

If you decide to attend the meeting, please bring this letter with you to facilitate registration and entry into the meeting.

The purpose of the AGM is to receive Worley's financial report and the directors' and auditor's reports for the year ended 30 June 2004 and to consider various resolutions to elect directors to Worley's Board, together with the special business detailed in the attached Explanatory Memorandum.

All of Worley's directors recommend that shareholders vote in favour of each of the resolutions proposed to be passed at the forthcoming AGM.

If you are unable to attend the AGM, I encourage you to cast your vote by completing, signing and returning the enclosed Proxy Form in accordance with the instructions set out on the Proxy Form.

Corporate shareholders should complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend the meeting on their behalf. A form of this certificate may be obtained from the Company's share registry.

Further details relating to the various resolutions proposed to be passed at the AGM are set out in the Explanatory Notes accompanying the notice of meeting. I urge all shareholders to carefully read this material before voting on the proposed resolutions.

Finally, as you are aware, this will be my last meeting as Chairman of Worley although I will remain on the Board until early next year. My retirement takes effect from the conclusion of the Annual General Meeting, at which time Mr Ron McNeilly will assume this position.

I would like to take this opportunity to thank shareholders for their support during my tenure as Chairman, particularly following Worley's listing in 2002.

I look forward to seeing you at the meeting.

Yours sincerely



John Schubert
Chairman

Worley Group Limited

ABN 17 096 090 158

Notice is hereby given that the 2004 Annual General Meeting ("AGM") of Worley Group Limited (**Worley**) will be held on Monday, 15 November 2004 at 2.00pm (AEST) at Bradfield Rooms North Sydney Harbourview Hotel, 17 Blue Street, North Sydney, New South Wales, 2060.

Ordinary business

1 – Financial Report

To receive and consider the financial report of the Company and the reports of the Directors and of the Auditor for the financial year ended 30 June 2004.

2 – Election of Directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) That Mr Grahame Campbell, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(b) That Mr John Green, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(c) That, conditional on, and with effect from the later of the date of this meeting or the Completion of the Acquisition (as defined in the Explanatory Notes) having occurred, Mr William Hall is elected as a director of the Company.

Special Business

3 – Renewal of proportional takeover provision

To consider, and if thought fit, pass the following resolution as a special resolution:

"That the Company renew the proportional takeover provisions contained in Rule 6 of the Constitution for a period of 3 years."

4 – Amendment of Constitution

To consider, and if thought fit, pass the following resolution as a special resolution:

That the Constitution of the Company be amended by deleting the number "30" in current Rules 8.1(l)(3) and (4) of the Constitution and substituting the phrase "35 business".

5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That the placement issue of 22.4 million ordinary shares at $4.10 per ordinary share on 8 October 2004, is approved for the purposes of Listing Rule 7.4 of the Australian Stock Exchange."

6 – Change of Name

To consider, and if thought fit, pass the following resolution as a special resolution:

"That, conditional on Completion of the Acquisition (as defined in the Explanatory Notes), the name of the Company be changed from Worley Group Limited to WorleyParsons Limited, effective from the date the Australian Securities and Investments Commission alters the details of the Company's registration.

By order of the Board

Dated: 14 October 2004



Sharon Sills
Company Secretary

Voting on Item 5

In accordance with the ASX Listing Rules, Worley will disregard any votes cast on Item 5 by:

- any person who participated in the institutional placement issue of the shares; and
- an associate of any such person.

However, Worley will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting entitlements

The Board has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of the person shown in the register of members as at 2:00pm AEST on Saturday 13 November 2004.

Proxies

- A Proxy Form accompanies this Notice of Meeting.
- A member entitled to attend and vote has a right to appoint a proxy.
- The proxy need not be a member of Worley.
- Any instrument appointing a proxy in which the name of the appointee is not completed is regarded as given in favour of the chair of the meeting.
- The appointment of one or more duly appointed proxies will not preclude a member from attending the AGM and voting personally.
- Members who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote instead of themselves. An additional proxy form will be supplied by the share registry (Computershare Investor Services Pty Limited) on request by contacting 1 300 855 080 or from outside Australia +61 3 9415 4000. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. If no such proportion or number is specified, each proxy may exercise half of the votes.
- If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the proxy form.
- Proxy Forms must be signed by a member or the member's attorney or, if the member is a corporation, must be signed in accordance with section 127 of the Corporations Act or under hand of its attorney or duly authorised officer. If the Proxy Form is signed by a person who is not the registered holder of Shares (eg an attorney), then the relevant authority (eg, in the case of proxy forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to Worley or be enclosed with the Proxy Form.
- **To be effective, Proxy Forms must be received by the Company at its registered office or deposited at or faxed to:**

  WORLEY GROUP LIMITED share registry at:

  Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001, Australia;

  Fax number + 61 2 8235 8220

  by 2.00pm (AEST) on Saturday 13 November 2004.
- If a body corporate is appointed as proxy, please write the full name of that body corporate (eg, Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

  (a) appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and

  (b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

  If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

Body corporate representatives

- A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the AGM.
- A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of Worley.
- To evidence the authorisation, either a certificate of corporate body representative executed under the common seal of the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.
- The certificate or equivalent document must be produced prior to the meeting.

Worley Group Limited

ABN 17 096 090 158

EXPLANATORY NOTES TO SHAREHOLDERS

These Explanatory Notes form part of the Notice of Meeting and should be read with the Notice of Meeting.

ORDINARY BUSINESS

Election of Directors

Resolution 2(a) – Mr Grahame Campbell

Mr Grahame Campbell, non executive director, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's constitution, is standing for re-election as a director of the Company at the AGM.

Grahame is a member of the Board's Nominations and Remuneration Committee and the Audit & Risk Committee. Grahame was a member of Worley's advisory board for four years prior to listing.

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers in Australia and the Australian Pipeline Industry Association.

The Directors unanimously recommend the reappointment of Mr Grahame Campbell to the Worley Board.

Resolution 2(b) – Mr John Green

Mr John Green, non executive director, who retires in accordance with rule 8.1(e)(2) of the Company's constitution, is standing for re-election as a director of the Company at the AGM.

John is a member of the Board's Nominations and Remuneration Committee. John was a member of Worley's advisory board for nine years prior to listing, including a period as its Chairman.

John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehills and Blake Dawson Waldron. John is director of the Macquarie Bank Foundation, Macquarie's philanthropic foundation and is also director of The Centre for Independent Studies, a not-for-profit public policy "think tank". He is a member of the Finance Committe of the Children's Hospital at Westmead. Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

The Directors unanimously recommend the reappointment of Mr Green to the Worley Board.

Resolution 2(c) – Mr William Hall

Mr William Hall, is standing for election as a director of the Company at the AGM.

At the time of this Notice of Meeting being distributed to shareholders, the Board has been in the process of negotiating the Acquisition more fully described in the Explanatory Notes to Resolution 5. As part of negotiations, it has been agreed with Mr Hall that he will be appointed to the Board with effect from the Completion of the Acquisition.

Accordingly, shareholder approval is sought to his election, conditional on, and with effect from the later of the meeting or the Completion of the Acquisition.

William (Bill) E. Hall became Chairman and Chief Executive Officer of Parsons E&C Corporation in 2002. Prior to this current position he served as President of Parsons Energy & Chemicals Group Inc. (1997-2001), President of Parsons Process Group Inc. (1995 – 1997), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has a 25-year tenure with Parsons. He has a Bachelor's and Master's degree in Chemical Engineering, and has completed the Executive Program at Stamford University.

Subject to the satisfaction of the condition, the Directors unanimously recommend the election of Mr Hall to the Worley Board.

SPECIAL BUSINESS

Resolution 3 – Renewal of proportional takeover provision

Rule 6 (which requires the approval of members to a proportional takeover bid, as permitted by section 648D of the Act) was approved when the Constitution was adopted. Rule 6.4 provides that rule 6 ceases to be of effect 3 years after being adopted.

Accordingly, rule 6 ceases to have effect on 25 September 2005 unless it is renewed. The directors consider it to be in the interests of the shareholders to renew the plebiscite at the 2004 AGM.

Proportional takeover bid

A proportional takeover bid is a takeover bid where the offer made to each shareholder is only for a proportion of that shareholder's shares (ie, less than 100%).

Effect of proportional takeover provision

If a proportional takeover bid is made, the Directors must ensure that a meeting is held, in general, more than 14 days before the last day of the bid period, at which shareholders will consider a resolution to approve the takeover bid.

Each shareholder has one vote for each fully paid share held. The vote is decided on a simple majority. The bidder and its associates are not allowed to vote.

If the resolution is not passed, no transfer will be registered as a result of the takeover bid and the offer will be taken to have been withdrawn. If the resolution is not voted on, the bid is taken to have been approved.

If the bid is approved (or taken to have been approved), all valid transfers must be registered.

The proportional takeover approval provisions do not apply to full takeover bids.

Reasons for Rule 6

A proportional takeover bid may result in control of the Company changing without shareholders having the opportunity to dispose of all their shares. Shareholders are exposed to the risk of being left as a minority in the Company and the risk of the bidder being able to acquire control of the Company without payment of an adequate control premium (ie for all shares).

This Rule will allow shareholders to decide by majority whether a proportional takeover bid is acceptable in principle.

Knowledge of any acquisition proposals

As at the date this Notice of Meeting was prepared, no Director is aware of any proposal by any person to acquire or to increase the extent of a substantial interest in the Company.

Potential advantages and disadvantages

The Directors consider that the takeover approval provisions have no potential advantages or disadvantages for them. They remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted or not.

The potential advantages of Rule 6 for shareholders include:

- shareholders have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- shareholders may avoid being locked in as a minority;
- shareholders' bargaining power is increased and may assist in ensuring that any proportional takeover bid is adequately priced; and
- knowing the view of the majority of shareholders may help each individual shareholder assess the likely outcome of the proportional takeover bid and decide whether to accept or reject an offer under the bid.

The potential disadvantages for shareholders of Rule 6 being renewed include:

- proportional takeover bids for shares in the Company may be discouraged;
- shareholders may lose an opportunity to sell some of their shares at a premium; and
- the likelihood of a proportional takeover succeeding may be reduced.

While the existing proportional takeover provisions have been in effect there have been no takeover bids for the Company. The Directors are not aware of any potential bid that was discouraged by Rule 6.

The Directors do not believe the possible disadvantages outweigh the advantages of renewing the proportional takeover provisions for a further 3 years.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Resolution 4 - Proposed amendment to Rule 8.1 (l) (3) and (4)

This resolution proposes that the Constitution be amended by replacing reference to '30' days in current Rules 8.1(l)(3) and (4) of the Constitution with '35 business' days.

This amendment is proposed to reflect the current ASX Listing Rules timeframe for director nominations, the period for giving notice of meetings of shareholders, as well as current practice. The current provision in Worley's Constitution requires a person wishing to nominate to the position of director to comply with the nomination process and serve it on Worley 30 days before the general meeting. By extending that period to 35 business days Worley will have more flexibility in timetabling and administering the receipt of any such nomination and allow the Company sufficient time to meet the requirement that it give at least 28 clear days notice of a general meeting of shareholders and avoid the expense of a re-print or re-mailing due to a nomination received after giving notice of the meeting.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Resolutions relating to the Acquisition of Parsons E&C Corporation

Resolution 5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

Worley issued 22.4 million ordinary shares at $4.10 per share on 8 October 2004 to institutional investors as part of an institutional placement. In conjunction with the institutional placement, Worley has made an entitlement offer under a prospectus lodged with the Australian Securities & Investments Commission on 11 October 2004 (**Prospectus**). Shareholder approval is now sought for the issue of shares under the institutional placement for the reasons set out below.

Shares issued under the institutional placement are ordinary shares ranking equally with all other issued ordinary shares of Worley. The institutions to whom shares were issued under the institutional placement were determined by a book-build bid process undertaken on behalf of Worley by UBS AG, Australia Branch as the underwriter of the institutional placement.

The funds raised by the institutional placement and the entitlement offer, together with additional debt funding, will be used by Worley to acquire 100% of the share capital of Parsons E&C Corporation, a Delaware corporation (**Acquisition**). Completion of this acquisition is scheduled to occur on 15 November 2004 (i.e. prior to the opening of the annual general meeting, but after the date of this notice) (**Completion**). More detail about the Acquisition is contained in the Prospectus which has been provided to shareholders entitled to participate in the entitlement offer and is available on Worley's website at www.worley.com.au

Listing Rule 7.1 provides that, in general, Worley must not issue more than 15% of its issued capital in any 12 month period without shareholder approval. There are limited exceptions to this limit, for example, issues under Worley's employee and executive share plans, as those issues were previously approved by shareholders as an exception to Listing Rule 7.1 in 2002, and pro rata entitlement issues to shareholders.

The issue of shares under the institutional placement did not require shareholder approval under Listing Rule 7.1 at the time the issue was made. However, because the institutional placement was for 15% of Worley's issued capital, without the granting of the shareholder approval of the issue of shares sought by this resolution Worley will not be able to issue any further shares in the 12 months following the placement except with shareholder approval or in accordance with the limited exceptions to the 15% limit in Listing Rule 7.1. The Board now seeks subsequent approval for the issue of shares under the institutional placement to refresh Worley's ability to issue further shares up to a limit of 15% of Worley's issued capital in the next 12 months without needing to seek shareholder approval or rely on an exception to the 15% limit in Listing Rule 7.1.

The Board believes that it is in the best interests of Worley that it maintain its ability and full flexibility to issue shares in the future, so that Worley may take advantage of commercial opportunities as and when they arise.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Voting Exclusion

In accordance with the ASX Listing Rules, Worley will disregard any votes cast on Resolution 5 by:

- any person who participated in the institutional placement issue of shares; and
- an associate of any such person.

However, Worley will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 - Proposed change of name change to WorleyParsons Limited

Conditional on Completion of the Acquisition more fully described in the explanatory text to Resolution 5, shareholder approval is sought for a change in Worley's name. The Directors recommend changing Worley's name to assist in the realisation of the synergistic gains from the Acquisition. If Completion does not take place, there will be no change in Worley's name.

The Directors believe that the proposed new name reflects the heritage of both Worley and Parsons and will give Worley the benefit of the marketing impact of a brand name associated with major project execution, professionalism and expertise throughout the world. The Parsons name is recognised for its contribution to the development of projects in the hydrocarbons and petrochemicals industry globally over the last 60 years. There is no effect on share structure or share holding of Worley as a result of the proposed change of name.

If Completion of the Acquisition occurs prior to the meeting, and the resolution is passed, application will immediately be made to ASIC to alter the details of Worley's registration by registering the new name. If Completion of the Acquisition has not occurred as at the date of the meeting and the resolution is passed, application will be made to ASIC following Completion to alter the details of Worley's registration.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

 **Worley**

Proxy Form

Worley Group Limited
ABN 17 096 090 158

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4195 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8235 8220
www.computershare.com

Appointment of Proxy

I/We being a member/s of WORLEY GROUP LIMITED and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of WORLEY GROUP LIMITED to be held at North Sydney Harbourview Hotel, 17 Blue Street, North Sydney on Monday 15 November 2004 at 2:00pm and at any adjournment of that meeting.

 

IMPORTANT: FOR ITEM 5 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on the item. The Chairman of the Meeting intends to vote undirected proxies in favour of the item.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2(a).	To re-elect Mr Grahame Campbell as a director			
Item 2(b).	To re-elect Mr John Green as a director			
Item 2(c).	To elect Mr William Hall as a director			
Item 3.	To renew proportional takeover provision			
Item 4.	To amend Constitution			
Item 5.	To refresh Worley's 15% placement capacity under the ASX Listing Rules			
Item 6.	To change name from Worley Group Limited to WorleyParsons Limited			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

WOR 19PR

008435 - V3 

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2 Appointment of a Proxy

Members who are entitled to attend and vote at the Annual General Meting may appoint a proxy. A proxy can be either an individual or body corporate.

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate, e.g. John Smith or Company X Pty Ltd. Do not use abbreviations. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

If a body corporate is appointed as proxy, the full name of the body corporate being appointed must be set out. The body corporate will need to ensure that it:

(a) appoints an individual as its corporate representative to exercise its power at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and

(b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If such evidence is not received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary or signed by an authorised officer or Attorney of the Company. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2:00pm on Monday 15 November 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 7, 116 Miller Street, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 7, 116 Miller Street, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia
BY FAX	61 2 8235 8220

(a) is enforceable without the Officer having to first incur any expense or make any payment;

(b) is a continuing obligation and is enforceable by the Officer even though the Officer may have ceased to be an officer of the relevant Group Company; and

(c) applies to Liabilities incurred both before and after the date of this constitution.

10.5 Insurance

The company may, to the extent permitted by law:

(a) purchase and maintain insurance; or

(b) pay or agree to pay a premium for insurance,

for each Officer against any Liability incurred by the Officer as an officer of the company or of a related body corporate including, but not limited to, a liability for negligence or for reasonable costs and expenses incurred in defending proceedings, whether civil or criminal and whatever their outcome.

10.6 Savings

Nothing in rule 10.2 or 10.3:

(a) affects any other right or remedy that a person to whom those rules apply may have in respect of any Liability referred to in those rules; or

(b) limits the capacity of the company to indemnify or provide or pay for insurance for any person to whom those rules do not apply.

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11 Winding up

11.1 Distribution of surplus

Subject to this constitution and to the rights or restrictions attached to any shares or class of shares:

(a) if the company is wound up and the property of the company is more than sufficient:

(1) to pay all of the debts and liabilities of the company; and

(2) the costs, charges and expenses of the winding up,

the excess must be divided among the members in proportion to the number of shares held by them, irrespective of the amounts paid or credited as paid on the shares;

(b) for the purpose of calculating the excess referred to in rule 11.1(a)) any amount unpaid on a share is to be treated as property of the company;

(c) the amount of the excess that would otherwise be distributed to the holder of a partly paid share under rule 11.1(a) must be reduced by the amount unpaid on that share at the date of the distribution; and

(d) if the effect of the reduction under rule 11.1(c) would be to reduce the distribution to the holder of a partly paid share to a negative amount, the holder must contribute that amount to the company.

11.2 Division of property

(a) If the company is wound up, the liquidator may, with the sanction of a special resolution:

(1) divide among the members the whole or any part of the property of the company; and

(2) determine how the division is to be carried out as between the members or different classes of members.

(b) Any division under rule 11.2(a) may be otherwise than in accordance with the legal rights of the members and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part.

(c) Where a division under rule 11.2(a) is otherwise than in accordance with the legal rights of the members, a member is entitled to dissent and to exercise the same rights as if the special resolution sanctioning that division were a special resolution passed under section 507 of the Corporations Act 2001.

(d) If any of the property to be divided under rule 11.2(a) includes securities with a liability to calls, any person entitled under the division to any of the securities may within 10 days after the passing of the special resolution referred to in that rule, by notice in writing direct the liquidator to sell the person's proportion of the securities and to account for the net proceeds and the liquidator must, if practicable, act accordingly.

(e) Nothing in this rule 11.2 derogates from or affects any right to exercise any statutory or other power which would have existed if this rule were omitted.

(f) Rule 4.3 applies, so far as it can and with such changes as are necessary, to a division by a liquidator under rule 11.2(a) as if references in rule 4.3 to the directors and to a distribution or capitalisation were references to the liquidator and to the division under rule 11.2(a) respectively.

12 Minutes and records

12.1 Minutes of meetings

(a) The directors must ensure minutes of proceedings and resolutions of general meetings and of meetings of directors (including committees of directors) are recorded in books kept for the purpose, within 1 month after the relevant meeting is held.

(b) The directors must ensure that the company records in the minutes of a meeting in respect of each resolution in the notice of meeting;

(1) the total number of proxy votes exercisable by all validly appointed proxies; and

(2) how many proxy votes were for, against or abstained from the resolution or were to vote at the proxy's discretion.

(c) If a poll is taken on the resolution, in addition to the information in rules 12.1 (b)(1) and (2), the minutes must also record the total number of votes cast on the poll, and the number of votes for, against and abstaining from the resolution.

12.2 Minutes of resolutions passed without a meeting

The directors must ensure minutes of resolutions passed by directors (and committees of directors) without a meeting are recorded in books kept for that purpose within 1 month after the resolution is passed.

12.3 Signing of minutes

(a) The minutes of a meeting must be signed within a reasonable time by the chairperson of the meeting or the chairperson of the next meeting.

(b) The minutes of the passing of a resolution without a meeting must be signed by a director within a reasonable time after the resolution is passed.

12.4 Minutes as evidence

A minute that is recorded and signed under rules 12.1, 12.2 and 12.3 is evidence of the proceeding or resolution to which it relates unless the contrary is proved.

12.5 Inspection of records

(a) The directors must ensure the minute books for general meetings are open for inspection by members free of charge.

(b) Subject to rule 12.5(a) the directors may determine whether and to what extent, and at what time and places and under what conditions, the minute books, accounting records and other documents of the company or any of them will be open to the inspection of members (other than directors).

(c) A member (other than a director) does not have the right to inspect any books, records or documents of the company except as provided by law or authorised by the directors.

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13 Execution of documents

13.1 Manner of execution

The company may execute a document if the document is signed by:

(a) 2 directors; or

(b) a director and a secretary.

13.2 Common seal

The company may have a common seal. If the company has a common seal, rules 13.3 to 13.8 will apply.

13.3 Safe custody of seal

The directors must provide for the safe custody of the seal.

13.4 Use of seal

(a) The seal must be used only by the authority of the directors or of a committee of the directors authorised by the directors to authorise the use of the seal.

(b) The authority to use the seal may be given before or after the seal is used.

(c) Subject to rule 13.8, until the directors otherwise determine, every document to which the seal is fixed must be signed by:

(1) 2 directors;

(2) a director and a secretary; or

(3) a director and another person appointed by the directors to countersign that document or a class of documents in which that document is included.

13.5 Seal register

(a) The company may keep a seal register. If the company does keep a seal register the company must enter in the register particulars of any document on which the seal is fixed (other than a certificate for securities of the company), giving in each case:

(1) the date of the document;

(2) the names of the parties to the document;

(3) a short description of the document; and

(4) the names of the persons signing the document under rule 13.4(c).

(b) The register must be produced at meetings of directors for confirmation of the use of the seal since confirmation was last given under this rule 13.5.

(c) Failure to comply with rules 13.5(a) or (b) does not invalidate any document to which the seal is properly fixed.

13.6 Duplicate seal

(a) The company may have 1 or more duplicate seals for use in place of its common seal outside the state or territory where its common seal is kept. Each duplicate seal must be a facsimile of the common seal of the company with the addition on its face of the words "duplicate seal" and the name of the place where it is to be used.

(b) A document sealed with a duplicate seal is to be taken as having been sealed with the common seal of the company.

13.7 Share seal or certificate seal

(a) The company may have 1 or more share seals or certificate seals for use on certificates for securities of the company in place of its common seal. Each share seal or certificate seal must be a facsimile of the common seal of the company with the addition on its face of the words "share seal" or "certificate seal".

(b) A certificate for securities of the company sealed with a share seal or certificate seal is to be taken as having been sealed with the common seal of the company.

13.8 Sealing and signing of certificates

The directors may determine either generally or in a particular case that the seal and the signature of any director or secretary or other person is to be printed on or affixed to any certificates for securities in the company by some mechanical or other means.

14 Notices

14.1 Notices by the company to members

(a) A notice may be given by the company to a member:

(1) by serving it personally at, or by sending it by post in a prepaid envelope to, the member's address as shown in the register of members or such other address, or by sending it to the fax number or electronic address the member has supplied to the company for the giving of notices; or

(2) if the member does not have a registered address and has not supplied another address to the company for the giving of notices, by exhibiting it at the registered office of the company.

(b) A notice may be given by the company to the joint holders of a share by giving the notice in the manner authorised by rule 14.1(a) to the joint holder first named in the register of members in respect of the share.

(c) A notice may be given by the company to a person entitled to a share as a result of a transmission event by serving it or sending it in the manner authorised by rule 14.1(a)(1) addressed to the name or title of the person, at or to such address, fax number or electronic address supplied to the company for the giving of notices to that person, or if no address, fax number or electronic address has been supplied, at or to the address, fax number or electronic address to which the notice might have been sent if the relevant transmission event had not occurred.

(d) The fact that a person has supplied a fax number or an electronic address for the giving of notices does not require the company to give any notice to that person by fax or electronic means.

(e) A notice given to a member in accordance with rules 14.1(a) or (b) is, despite the occurrence of a transmission event and whether or not the company has notice of that occurrence:

(1) duly given in respect of any shares registered in that person's name, whether solely or jointly with another person; and

(2) sufficient service on any person entitled to the shares as a result of the transmission event.

(f) A notice given to a person who is entitled to a share as a result of a transmission event is sufficient service on the member in whose name the share is registered.

(g) Any person who, because of a transfer of shares, becomes entitled to any shares registered in the name of a member is bound by every notice which, before that person's name and address is entered in the register of members in respect of those shares, is given to the member in accordance with this rule 14.1.

(h) A signature to any notice given by the company to a member under this rule 14.1 may be in writing or a facsimile printed or affixed by some mechanical or other means.

(i) A certificate signed by a director or secretary of the company to the effect that a notice has been given in accordance with this constitution is conclusive evidence of that fact.

14.2 Notices by the company to directors

Subject to this constitution, a notice may be given by the company to any director or alternate director either by serving it personally at, or by sending it by post in a prepaid envelope to, the director's or alternate director's usual residential or business address, or such other address, or by sending it to the fax number or electronic address, as the director or alternate director has supplied to the company for the giving of notices.

14.3 Notices by members or directors to the company

Subject to this constitution, a notice may be given by a member, director or alternate director to the company by serving it on the company at, or by sending it by post in a prepaid envelope to, the registered office of the company or by sending it to the principal fax number or principal electronic address of the company at its registered office.

14.4 Notices posted to addresses outside the Commonwealth

A notice sent by post to an address outside the Commonwealth must be sent by airmail, fax or in another way that ensures it is received quickly.

14.5 Time of service

(a) Where a notice is sent by post, service of the notice is to be taken to be effected if a prepaid envelope containing the notice is properly addressed and placed in the post and to have been effected:

(1) in the case of a notice of a general meeting, on the day after the date of its posting; or

(2) in any other case, at the time at which the letter would be delivered in the ordinary course of post.

(b) Where a notice is sent by fax or electronic means, service of the notice is to be taken to be effected on the day after the date it is sent.

(c) Where the company gives a notice under rule 14.1(a)(2) by exhibiting it at the registered office of the company, service of the notice is to be taken to be effected when the notice was first so exhibited.

14.6 Other communications and documents

Rules 14.1 to 14.5 (inclusive) apply, so far as they can and with such changes as are necessary, to the service of any communication or document.

14.7 Notices in writing

A reference in this constitution to a notice in writing includes a notice given by fax or electronic means.

15 General

15.1 Submission to jurisdiction

Each member submits to the non-exclusive jurisdiction of the Supreme Court of the State or Territory in which the company is registered, the Federal Court of Australia and the Courts which may hear appeals from those Courts.

15.2 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this constitution which is prohibited in any place is, in that place, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this constitution which is void, illegal or unenforceable in any place does not affect the validity, legality or enforceability of that provision in any other place or of the remaining provisions in that or any other place.



Worley

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

RESULTS OF 2004 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Worley Group Limited announces that each of the resolutions put to the meeting was carried by the requisite majority.

Proxy results

As previously advised and in accordance with Section 251AA of the Corporations Act 2001, Worley announces the following proxy results of the 2004 Annual General Meeting:

No.	Resolution	For	Against	Abstain	Open to Proxy holders
2(a)	Re-election of Mr Grahame Campbell	121,902,544	4,092	3,860,129	6,182,446
2(b)	Re-election of Mr John Green	121,905,450	186	3,860,129	6,183,446
2(c)	Election of Mr William Hall	121,900,750	7,886	3,860,129	6,180,446
3	Renewal of proportional takeover provisions	115,776,639	2,073,266	7,899,749	6,199,557
4	Amendment of Constitution	121,686,955	3,222	4,075,588	6,183,446
5	Refreshment of 15% placement capacity	111,953,257	19,977	13,787,993	5,472,182
6	Change of name of Company	121,669,474	26,575	4,046,272	6,206,890

Poll results

Each resolution was decided on a poll. Details of the total number of votes cast on the poll are set out below:



Worley

Resolution 2(a) - Retirement by Rotation and Re election of Grahame Campbell

Number of votes FOR the resolution	137,029,282
Number of votes AGAINST the resolution	4,092

In addition, number of votes ABSTAINING on the resolution - 3,860,129.

Resolution 2(b) - Retirement by Rotation and Re Election of Director Mr John Green

Number of votes FOR the resolution	137,391,338
Number of votes AGAINST the resolution	186

In addition, number of votes ABSTAINING on the resolution – 3,860,129.

Resolution 2(c) - Election of Director Mr William Hall

Number of votes FOR the resolution	137,383,638
Number of votes AGAINST the resolution	7,886

In addition, number of votes ABSTAINING on the resolution – 3,860,129.

Resolution 3 – Renewal of Proportional takeover provision

Number of votes FOR the resolution	131,278,638
Number of votes AGAINST the resolution	2,073,266

In addition, number of votes ABSTAINING on the resolution – 7,899,749.

Resolution 4 – Amendment of Constitution

Number of votes FOR the resolution	137,172,843
Number of votes AGAINST the resolution	3,222

In addition, number of votes ABSTAINING on the resolution - 4,075,588.

Resolution 5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

Number of votes FOR the resolution	127,108,709
Number of votes AGAINST the resolution	19,977

In addition, number of votes ABSTAINING on the resolution - 13,787,993.

 **Worley**

Resolution 6 - Change of Name

Number of votes FOR the resolution	137,178,806
Number of votes AGAINST the resolution	26,575

In addition, number of votes ABSTAINING on the resolution - 4,046,272.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 Worley

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

PROXY RESULTS OF 2004 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Worley Group Limited announces the following proxy results of the 2004 Annual General Meeting.

No.	Resolution	For	Against	Abstain	Open to Proxy holders
2(a)	Re-election of Mr Grahame Campbell	121,902,544	4,092	3,860,129	6,182,446
2(b)	Re-election of Mr John Green	121,905,450	186	3,860,129	6,183,446
2(c)	Election of Mr William Hall	121,900,750	7,886	3,860,129	6,180,446
3	Renewal of proportional takeover provisions	115,776,639	2,073,266	7,899,749	6,199,557
4	Amendment of Constitution	121,686,955	3,222	4,075,588	6,183,446
5	Refreshment of 15% placement capacity	111,953,257	19,977	13,787,993	5,472,182
6	Change of name of Company	121,669,474	26,575	4,046,272	6,206,890

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 Worley

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

2004 ANNUAL GENERAL MEETING
ADDRESS OF THE CHIEF EXECUTIVE OFFICER

Thank you John, and good afternoon ladies and gentlemen. I would particularly like to welcome Bill Hall, my opposite number at Parsons E&C. Bill joins us today for his first annual meeting as part of the WorleyParsons Group, and I am delighted to have him here.

This year has been an important year for all of us at Worley. Today I would like to update you on Worley's operational and financial performance for the year and to spend some time outlining our recent acquisition of Parsons E&C.

Turning to the operational performance this year. Overall, the business performed extremely well in FY 2004, generating earnings growth of 18.8%, 24% return on equity and a total shareholder return of 48%. Worley ranked in the top 50 stocks on the ASX in terms of performance.

While we welcome the lift in these financial performance figures, there is another set of KPIs where we will not be satisfied until the benchmark is zero. As John (Schubert) has said, this company takes safety very seriously. Our primary target in this regard is zero harm. Our lost time frequency and total recordable injury frequency figures for 2004 are considerably improved from the previous year and are now at historically low levels: however, we continue to strive to deliver even better safety performance.

 **Worley**

This year we released to the financial market aspects of our corporate strategy and the KPIs that measure our performance in achieving our strategy. We have made significant progress in a number of these areas.

Turning now to divisional results: services to the hydrocarbons-industries continued to be the dominant component of Worley's business, accounting for 70% of Group revenue with earnings (before corporate expenses) of more than $36 million in the year to June 2004. Looking at it geographically, hydrocarbons projects we are responsible for in the Americas performed strongly for us, particularly in the second half of the year. MEG Worley Canada, Worley Parsons Energy Services and Trinidad-based projects were stand-out performers, delivering 62% of revenue growth. South East Asia continued its excellent performance, and Australia and New Zealand also performed well. Results in the Middle East were mixed, with contracts in Iraq and Saudi Arabia in line with expectations, but the remaining operations tracked below expectations, until they rallied in the final quarter.

As many of you would be aware, Worley is part of a team comprising Parsons E&C, Parsons Corporation and Worley that is performing a major contract for the restoration of Iraq's oil infrastructure in the northern sector of the country.

Our work in Iraq is vital to rebuilding a core engine of Iraq's past (and future) economic viability, its hydrocarbons industry. Our work has created substantial local employment, most of the work being undertaken by Iraqis.

We partner with local Iraqi businesses and provide important add-on economic benefits in the emerging services economy.

 **Worley**

This significant contract win was a major achievement for Worley and is testament to our commitment to the region over a number of years, our strategy to partner with local firms and our technical leadership.

Our collective task now is to restore the oil and gas infrastructure in the north of the country to operational order, and ensure continuity. To safeguard the security interests of our personnel in Iraq we prefer not to discuss this project in detail: however, I can confirm that despite some initial setbacks this challenging project is on track, with 50% of the facilities now operating and a 75,000 BOPD gas / oil separator plant that had not worked for 18 months is now up and running.

Looking ahead, the outlook for our hydrocarbons business remains positive with historically high oil prices and increasing demand for gas. However, we expect that in this as in all the markets we service, contracts will continue to be fiercely contested, and as a result, we must continue to focus on exceptional standards of service and project delivery if we are to achieve what we want to.

The minerals, metals and chemicals division achieved another outstanding result this year, generating revenue of over $94 million, which is up over 130% on the previous year. The trend towards long-term alliance contracts in this sector continues to gather pace, giving us an ability to extend the services performed within each alliance as we move forward. Our major project capability in minerals, metals and chemicals projects is increasingly being recognised by the market; with the award of three major new contracts in this area, including the Aughinish alumina debottlenecking contract in Ireland with design service performed in Brisbane; the Sterlite project in India (with FEED performed in Perth) and the Worsley project for BHP Billiton.

This year we anticipate that global demand for light metals, nickel and iron ore will remain high, with clients commissioning both capacity



upgrades and expansions, and greenfields projects. Both offer us growth opportunities.

Industrial and infrastructure projects again produced a solid result this year, with 23% growth in revenue and sound margins. We continue to add depth and capability in this area, in anticipation of continued growth in non-residential construction in Australia coupled with demand for construction of rail and ports internationally.

Revenue generated by Worley's power, water and developments projects was in line with 2003, and this area remains an important part of our strategy going forward. During the year the Esperance Power Project achieved commercial operations on schedule, an important milestone in Worley's progress as an asset developer, owner and operator.

Our strategy to expand this business into selected international markets will drive continued revenue growth over the coming years.

In early November this year our joint venture with Transfield Services Limited was awarded a contract to provide maintenance services for the liquefied natural gas (LNG) facilities of RasGas Company Limited in Qatar. The contract, which is valued at A$110 million over five years, is another important example of the strength of our joint venture with Transfield Services which also counts Woodside, Mobil, Shell Todd and the New Zealand Refining Company as major clients.

One other important development I would like to touch on is our acquisition of a 50% interest in the Maison Group of China, completed on 1 July. Over five years our interest will grow to 75%. This company, renamed Maison Worley, and headquartered in Beijing, will service growing demand from both international and domestic clients. Services offered by the company cover full EPCM capability from initial planning and front end design through to integrated service contracting, operations and maintenance advisory services.



The potential for services companies in this dynamic market is immense, and we anticipate a strong deal flow going forward.

Let me now turn to our most recent development, and that is the acquisition of Parsons E&C. This acquisition represents an exciting opportunity for us, allowing us to do things that neither company would have been able to achieve separately. It entrenches us firmly in the top tier of professional services firms globally in our sectors: this is exactly where we wanted to be.

Parsons Corp was founded in 1944. In 2002, the Parsons E&C business, comprising expertise in oil and gas, refining, petrochemicals and chemicals and power, was spun out to allow each of the two businesses to focus on their core competencies. Parsons E&C has operated as a stand-alone business since that time, further developing its reputation for large, long-term program management and EPCM services provision.

The transaction in fact was completed on Friday November 12 after a successful capital raising at a premium to the market price.

I personally am delighted at how smoothly things have gone, albeit with many midnight hours of candleburning on both sides. We benefited from having essentially the same group of advisers; UBS, Freehills and Ernst & Young that were involved in our IPO in 2002 as well as additional support from Baker & Mackenzie and KPMG. I would also like to recognise the outstanding support we received from HSBC and the efforts that went to in providing 100% underwrite on the debt facilities.

Now the hard work begins. As a result of our extensive pre-planning, we anticipate the integration of the two businesses will take an extensive effort from our staff and executive group. We also know that that effort will be rewarded over time. Firstly, we know the Parsons E&C people well, having worked along side them in our Iraq and US oil and gas joint

ventures. There is very little overlap geographically or functionally. There is a high level of mutual respect, and a commitment to get the job done the very best way it can be done. Both organisations regard good client relationships, client satisfaction and integrity as central to their business; in these and in many other ways, we have shared values.

We have had an integration team comprising executives from both sides working on the integration for three months, and as a result, we are receiving excellent co-operation from staff. While we have made a number of changes to the senior management structure, drawing on the talent pool available from the two companies, it is intended that operationally, Parsons will continue to work under Bill's leadership, providing minimal disruption to employees and clients.

Reducing cost is not the main justification for this merger: synergies will be generated by utilizing the full capabilities of the combined group, not by job losses and other reductions. For the first year, the target is that the earnings of the combined businesses will be the sum of the parts, with a focus on identification of future synergies. We can expect a 1 + 1 = 2 rule to apply. In the second year, we will be looking to capitalise on joint opportunities, and as a result, will expect to move into a 1+1 = 2 plus situation.

I have recently visited the major Parsons E&C offices in the US and UK to meet with people at all levels of the Parsons organisation. The response from staff and clients has been without exception positive. I am very optimistic about the future these two businesses can build together, and confident of the benefits it will bring to all of us.

In closing, I would simply like to say thank you to all our shareholders for their continued confidence in us. We are delighted to have you on board, and at the interest in our company shown by the market for our recent capital raising. We also welcome a number of new institutional and retail

 **Worley**

investors to the register as a result of this capital raising. The register is stronger for it.

John has covered our outlook and reiterated the statements made in our recent prospectus.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866



Worley

15 November 2004

ASX Announcement

WORLEY (ASX: WOR)

2004 ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

As you know, this will be my last AGM as Chairman of Worley. As announced in September, I have been forced to leave Worley as a result of the increased workload associated with my recent appointment as Chairman of the Commonwealth Bank of Australia. At the end of the AGM, Mr Ron McNeilly takes over as Chairman.

I would like to take this opportunity to personally thank our shareholders, our clients, my fellow directors and the Worley management team for their support.

As I looked back to prepare these remarks, I was struck by how much has changed since I first joined the Worley Advisory Board in August 2000. At the time, following more than 30 years experience in a number of different industries, I had experienced many and varied market conditions. However, in those four short years, the pace of change has accelerated markedly. We are facing a very different world in so many ways and the technology available to us has grown exponentially.

Equally, it is clear looking back that some things don't change. Most of the defining characteristics of the Worley Group remain as before: the commitment to serving our customers with professionalism, the total commitment to safety, the desire continually to meet and preferably exceed client expectations and the ability to adapt to sometimes difficult working conditions; all these things are unchanged.

This was a watershed year for the Worley Group: we successfully delivered on our commitment to our shareholders, and at the same time, significantly expanded the base for future earnings growth from our international operations.

This year, as in previous years, safety remained a top priority. The increasingly global nature of our business means our people are frequently placed in challenging environments. Their safety is paramount, wherever they are, and we have stringent measures in place to minimise the risk of accident or injury. We are proud of what our people achieve in these often difficult operating conditions, and will continue to invest in the support systems necessary to achieve safe outcomes.

The other key priority is, of course, delivering shareholder value. Despite the challenges of an unstable Middle East and adverse currency movements, but helped by commodity prices, this year the company achieved record levels of revenue and continued double digit profit growth.



Worley

John Grill will cover the operational highlights in more detail, but this year we saw our Minerals and Metals business approach $100m in revenue, the continued strong performance of Worley's joint ventures, strong performance in the Australian operations, the successful identification and integration of a number of acquisitions and our first development project, the Esperance Energy Project, reached commercial operation.

Importantly, a consortium of which Worley is a key member is performing a major contract to rebuild oil and gas infrastructure in the northern region of Iraq. The work we are doing on this contract is very important and we view restoration of the infrastructure as a fundamental service to the people of Iraq, not a part of any war or any political agenda.

Significantly, we also ended the year with over fifty per cent of our revenue derived from international markets. Through alliances and joint ventures, we have built a presence in a number of key international markets in the Middle East, South-East Asia and the Americas. These are huge markets offering major potential for participants with the right track record, relationships and skills.

Net profit increased by 18.8% to A$30.7 million and aggregated revenue was A$514.8 million, an 8.5% increase on the previous year.

Based on this strong result, the directors declared a fully franked dividend of 6.5 cents per share, bringing the full year dividend to 12 cents per share.

In March 2004 Worley entered the ASX S&P Top 200 index, less than two years after listing on the Australian Stock Exchange, marking a significant milestone as we became one of the country's top 200 companies.

In August, we announced our expansion into China through acquiring a fifty per cent stake in the Maison Group of China, a logical extension into an important and growing market for us.

In October, we took a very significant step in the development of the Worley Group, announcing that we would acquire Parsons E&C for US$245 million.

In early November we successfully completed the institutional and entitlement offer to raise A$228 million in equity. Significantly the offer was able to be completed at a premium to the share price immediately prior to the announcement of the acquisition, a rare achievement. Worley's long term relationship bank, HSBC, has provided a 100% underwrite on the debt facilities. Completion of the Parsons E&C acquisition took place on November 12.

As stated in the Prospectus, the directors believe the combined WorleyParsons business will be capable of producing improved financial returns compared to each of Worley and Parsons E&C standing alone. The Acquisition is expected to be earnings per share accretive (pre amortization) based on a nine month contribution for the year ending 30 June 2005, subject to reasonable conditions in the markets in which Worley and Parsons operate.

The rationale for the merger with Parsons E&C is clear and compelling: consolidation in the oil and gas and resource industries globally is driving projects of greater and greater scale, and creating a similar consolidation among service providers. The merger firmly positions Worley in the top five oil and gas service providers in the world, and provides an excellent platform to extend our world class light metals capability and our Power and Infrastructure businesses.

This merger makes very good sense in an increasingly global business. We have received a positive response from the financial markets, our clients and staff of both companies.

We could not have chosen a better partner than Parsons E&C. By joining with one of the leading service providers in oil and gas, power and chemicals globally, one whose business is complementary to our own, we are now in a unique and strong position to take advantage of opportunities that would have been impossible for either of our companies operating alone. We know Parsons E&C, we have worked with them in joint ventures and have great respect for their skills and capabilities. It is in that light that we believe that we should incorporate the Parsons E&C name with Worley, with the combined group reflecting the heritage of both companies.

We are also mindful of, and do not underestimate, the challenges that integration of businesses of this size presents.

From the outset, Worley has positioned itself as an Australian-based services company operating on a global stage. Our future now depends on continuing to deliver world-class performance and competitiveness, bringing the two businesses together while remaining true to our core values. I am confident that Worley has the track record and experience to do this, and do it well.

The increasingly global nature of our business and the increase in our market capitalization has prompted a review of our executive remuneration arrangements.

During the year, the Nominations and Remuneration Committee approved and adopted a new Executive Remuneration Policy. The new policy introduces new performance criteria and to apply to all performance rights issued under the Worley Group Limited Performance Rights Plan in the 2005 year and beyond. From that time, performance rights will only vest if specified performance criteria are met or exceeded in relation to Earnings Per Share (EPS) growth and Total Shareholder Return (TSR) for Worley compared to the TSR of the appropriate ASX index. A total of 60% of the executive's performance rights grant will be subject to the TSR measure with 40% on EPS growth.

The performance criteria have become more rigorous and links long term incentives to the same return that shareholders receive. In recognition of the more stringent criteria, the number of rights potentially awarded to the executive group has increased and this we believe will create the appropriate balance between incentive and cost.



Worley

If performance rights vest, it is currently intended that shares will be acquired on market at the current market price. Worley has been, and will continue to, recognise this expense in the profit and loss.

Two of the US-based Parsons E&C executives have Executive Services Agreements in place that contain provisions relating to early termination of their contracts under certain conditions. Early termination entitles these executives to receive three years' annual salary as a termination payment. All other executives have early termination entitlements which do not exceed 12 months.

The directors believe that the new executive remuneration measures are reasonable and will reward executives having regard to the performance of the Company, the performance of the executive team and the general remuneration environment, taking into account differences in the US and Australian markets.

I regret that I have to step down as Chairman. However, having accepted the role of Chairman of CBA, I believe I will no longer be in a position to give Worley the attention it requires. Be assured the hands that will take over the tiller are steady and capable: Ron McNeilly, currently Deputy Chairman, is not only one of the most respected people in the Australian resources sector but brings considerable international, financial and senior managerial experience to the Board.

Before closing, I would like to formally give my thanks to all our staff for their outstanding efforts this year. Their response to both circumstances and opportunities has been outstanding.

I would also like to thank our shareholders for their continuing support. I believe there has never been a time when Worley is better positioned to deliver on its goals than it is today.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

15 November 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX:WOR)
COMPLETION OF PARSONS E&C ACQUISITION

On 7 October 2004, Worley announced that it had entered into an agreement to acquire Parsons E&C Corporation, a global engineering design and project services company, for US$245 million.

Worley is pleased to announce that, following the expiry of waiting periods under the *Hart-Scott-Rodino Act* and satisfaction of all other conditions precedent, completion of the acquisition occurred on 12 November 2004 in Houston, Texas.

Worley Group Chief Executive Officer, Mr John Grill, said: "The successful completion of our acquisition of Parsons E&C is a significant milestone for Worley. The integration process is advancing well and I have personally visited all major Parsons E&C offices over recent weeks. The reaction of clients and staff in both organisations has been without exception positive," he said.

Worley shareholders will vote at today's annual general meeting on a special resolution to change the name of the company to "WorleyParsons Limited".

The acquisition of Parsons E&C is being funded through new debt facilities and the proceeds of the previously announced institutional placement and entitlement offer of ordinary shares.

A further announcement will be made following final allotment under the entitlement offer, which is expected to occur on 16 November 2004.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au

 Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan and beneficial interest in shares acquired in name of related entity.
Date of change	29 October 2004
No. of securities held prior to change	Grahame Campbell : 9,268 Grandamico Pty Ltd : 358,150
Class	Ordinary
Number acquired	Grahame Campbell : 2,060 Grandamico Pty Ltd : 79,589
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$334,760.90
No. of securities held after change	Grahame Campbell : 11,328 Grandamico Pty Ltd : 437,739

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan.
Date of change	29 October 2004
No. of securities held prior to change	John Green : 516,249 John M Green & Jennifer A Green : 204,525
Class	Ordinary
Number acquired	John Green : 114,722 John M Green & Jennifer A Green : 45,450
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$656,705.20
No. of securities held after change	John Green : 630,971 John M Green & Jennifer A Green : 249,975

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-executive Director Plan and beneficial interest in shares acquired in name of related entity.
Date of change	29 October 2004
No. of securities held prior to change	Erich Fraunschiel : 10,070 Erich Fraunscheil atf The Fraunscheil Family Trust : 25,000
Class	Ordinary
Number acquired	2,238
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,175.80
No. of securities held after change	Erich Fraunschiel : 12,308 Erich Fraunscheil atf The Fraunscheil Family Trust : 25,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan and beneficial interest in shares acquired in name of related entity.
Date of change	29 October 2004
No. of securities held prior to change	Ron McNeilly : 262,641 Laargo Investments Pty Ltd : 10,000
Class	Ordinary
Number acquired	Ron McNeilly : 58,365
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$239,296.50
No. of securities held after change	Ron McNeilly : 321,006 Laargo Investments Pty Ltd : 10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	30 September 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan.
Date of change	29 October 2004
No. of securities held prior to change	1,236,519
Class	Ordinary
Number acquired	274,782
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1,126,606.20
No. of securities held after change	1,511,301

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Grill
Date of last notice	5 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect and Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004
Date of change	29 October 2004
No. of securities held prior to change	2,488,584 - John Grill 25,712,370 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Class	Ordinary
Number acquired	553,019 – John Grill 2,617,113 – Wilaci Pty Ltd
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,997,541.20
No. of securities held after change	3,041,603 – John Grill 28,329,483 - Wilaci Pty Ltd 1,053,136 - Evenrose Pty Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	As above

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Housego
Date of last notice	26 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	29 October 2004
No. of securities held prior to change	300,000
Class	Ordinary
Number acquired	66,667
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$273,334.70
No. of securities held after change	366,667
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Shares acquired in the Initial Allotment under the Worley Group Limited Entitlement Offer as set out in the Prospectus dated 11 October 2004

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

2 November 2004


TRANSFIELD
SERVICES

ASX Announcement/Media Statement

Strategic Middle East win for Transfield Services
RasGas of Qatar Awards a Long-Term Consolidated Maintenance Contract to Transfield Worley TRAGS

Transfield Services Limited today announced its joint venture with Worley Group and TRAGS, a local Qatari contracting company, has been awarded a "Consolidated Maintenance Contract" for the liquefied natural gas (LNG) facilities of RasGas Company Limited in Qatar. The contract is valued at A$110 million over five years.

Peter Watson, Transfield Services Managing Director, said the contract was awarded following a tender involving some of the world's leading suppliers of operations and maintenance services.

"We are extremely pleased that this contract has been awarded to Transfield Worley TRAGS. This builds on Transfield Services' position as one of Australia's leading suppliers of outsourced operations and maintenance services, and confirms progress on our offshore expansion strategy."

Mr Watson said the win was the result of a carefully constructed partnership that offered global experience combined with local knowledge.

"We approached this contract ensuring we were able to deliver a variety of tailor made solutions to RasGas. The integrated approach of the joint venture should ensure that the services RasGas require can be delivered by the joint venture parties in a safe and efficient manner. We have worked with Worley on a number of joint ventures and are looking forward to developing a strong relationship with TRAGS," he said.

Mr Watson said he was confident that the outsourcing contract would assist RasGas in lowering its cost base while improving the efficiency of its operations and maintenance, particularly in the complex work of plant shutdowns.

"Transfield Services has over 10 years experience in this kind of work. There is increasing demand for operations and maintenance services work in Asia and the Middle East and we are very interested in taking up similar contracts and expanding our presence in these regions," he said.

In his comments, RasGas Managing Director Jerry J. Wolahan stated: "This contract embodies initiatives launched by RasGas to achieve its vision of being the "Pacesetter" within the world LNG Industry through attaining levels of performance required to reach these targets."

John O'Leary, RasGas Operations Manager further elaborated: "Maintenance is an important component of our operations and RasGas is as such committed to ensuring that its plants are operated safely and reliably to fulfil its obligations towards the community as well as its customers. In this context, a contracting strategy has been developed to flexibly accommodate RasGas' rapid expansion as well as provide incentives for performance against targets in key areas namely, safety, quality and cost. This outsourcing strategy is unique to Qatar and the region and will achieve new standards for the local industry by incorporating international best practices and local knowledge and experience."

*****

/2

Transfield Services is a leading provider of operations, maintenance and asset management services across 11 industry sectors, with more than 110 contracts in Australia, New Zealand, Malaysia and the Middle East. The company has annual revenue of over $1.2 billion and more than 8,500 employees. It is publicly listed and included in the S&P/ASX 200 index.

Worley Group. Worley is a leading provider of design and project services to the energy, resources and complex process industries. The company currently employs over 4,500 people throughout Australasia, South East Asia, the Middle East and the Americas. Worley has recently announced its intention to acquire 100% of Parsons E&C which will significantly extend the company's capability and global presence. Worley is listed on the ASX and is included in the S&P/ASX 200 Index.

Transfield Worley TRAGS is a Joint Venture which incorporates the strengths of Transfield Services and the Worley Group - who have internationally recognised expertise in Engineering, Asset Management, Shutdown and Project Management, Operations and Maintenance of oil and gas facilities - and a local Qatari contracting company, Trading and Agency Services W.L.L. (TRAGS), who have an established performance record with RasGas Company Ltd. The Transfield Worley TRAGS joint venture is held as to 27.5 percent each by Transfield Services and Worley as to 45 percent by TRAGS.

RasGas Company Limited was established in 2001 by QP (70%) and ExxonMobil (30%), to assume responsibility for providing a full range of operations and maintenance management services to Ras Laffan Liquefied Natural Gas Company Limited, Ras Laffan Liquefied Natural Gas Company Limited (II) and future expansion opportunities. The Company commenced operations in July 2002.

For Further information:

Darce Corsie
Chief Financial Officer
Ph +61 2 9475 5603
Mb +61 407 467 446

Stephen Woodhill
General Manager Corporate Affairs
Ph +61 2 9475 5615
Mb +61 413 318 455

 **Worley**

29 October 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX:WOR)

SECTION 708A(5)(e) NOTICE - ISSUE OF SHARES WITHOUT A DISCLOSURE DOCUMENT

Worley Group Limited (**Worley**) seeks to rely on section 708A(5) of the Corporations Act 2001 (**Act**) and gives notice under section 708A(5)(e) of the Act of the following details:

1. on 29 October 2004 Worley issued 37,148,267 fully paid ordinary shares (**Shares**) to a range of institutional and professional investors;
2. Worley issued the Shares without a disclosure document for the Shares being prepared in accordance with Part 6D.2 of the Act;
3. as at the date of this notice, Worley has complied with:
   - 3.1 the provisions of Chapter 2M of the Act as they apply to Worley; and
   - 3.2 section 674 of the Act as it applies to Worley; and
4. as at the date of this notice there is no information to be disclosed which is "excluded information" (within the meaning of section 708A(7) of the Act) which it is reasonable for investors and their professional advisers to expect to find in a disclosure document.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au

 Worley

Friday 29 October 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX:WOR)
INITIAL ALLOTMENT

Worley is pleased to announce that the allotment and issue of 50,096,178 New Shares to:

- participants in the Institutional Placement completed on 8 October 2004;
- applicants under the Institutional Entitlement Offer described in the Prospectus dated 11 October 2004; and
- Qualifying Retail Shareholders who applied for New Shares no later than 5.00pm (EST) on Friday 22 October 2004 (excluding those New Shares applied for in excess of their Entitlement) pursuant to the Prospectus,

has been completed.

These New Shares are expected to commence trading on a normal settlement basis on ASX on Monday 1 November 2004 under the code "WOR."

Following this initial allotment, the total issued capital of Worley is 199,452,889 ordinary shares.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au



Worley Group Limited
ABN 17 096 090 158

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4195 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8235 8220
www.computershare.com

14 October 2004

Dear Shareholder

Annual General Meeting 2004

On behalf of the directors of Worley Group Limited ("Worley"), I am pleased to invite you to Worley's Annual General Meeting ("AGM"). Enclosed is the notice of meeting for your consideration.

Worley's 2004 AGM will be held on Monday 15 November 2004 commencing at 2.00 pm (AEST) at the Bradfield Rooms, North Sydney Harbourview Hotel, 17 Blue Street, North Sydney, New South Wales, 2060.

If you decide to attend the meeting, please bring this letter with you to facilitate registration and entry into the meeting.

The purpose of the AGM is to receive Worley's financial report and the directors' and auditor's reports for the year ended 30 June 2004 and to consider various resolutions to elect directors to Worley's Board, together with the special business detailed in the attached Explanatory Memorandum.

All of Worley's directors recommend that shareholders vote in favour of each of the resolutions proposed to be passed at the forthcoming AGM.

If you are unable to attend the AGM, I encourage you to cast your vote by completing, signing and returning the enclosed Proxy Form in accordance with the instructions set out on the Proxy Form.

Corporate shareholders should complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend the meeting on their behalf. A form of this certificate may be obtained from the Company's share registry.

Further details relating to the various resolutions proposed to be passed at the AGM are set out in the Explanatory Notes accompanying the notice of meeting. I urge all shareholders to carefully read this material before voting on the proposed resolutions.

Finally, as you are aware, this will be my last meeting as Chairman of Worley although I will remain on the Board until early next year. My retirement takes effect from the conclusion of the Annual General Meeting, at which time Mr Ron McNeilly will assume this position.

I would like to take this opportunity to thank shareholders for their support during my tenure as Chairman, particularly following Worley's listing in 2002.

I look forward to seeing you at the meeting.

Yours sincerely

John Schubert
Chairman

Worley Group Limited

ABN 17 096 090 158

Notice is hereby given that the 2004 Annual General Meeting ("AGM") of Worley Group Limited (**Worley**) will be held on Monday, 15 November 2004 at 2.00pm (AEST) at Bradfield Rooms North Sydney Harbourview Hotel, 17 Blue Street, North Sydney, New South Wales, 2060.

Ordinary business

1 – Financial Report

To receive and consider the financial report of the Company and the reports of the Directors and of the Auditor for the financial year ended 30 June 2004.

2 – Election of Directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) That Mr Grahame Campbell, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(b) That Mr John Green, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(c) That, conditional on, and with effect from the later of the date of this meeting or the Completion of the Acquisition (as defined in the Explanatory Notes) having occurred, Mr William Hall is elected as a director of the Company.

Special Business

3 – Renewal of proportional takeover provision

To consider, and if thought fit, pass the following resolution as a special resolution:

"That the Company renew the proportional takeover provisions contained in Rule 6 of the Constitution for a period of 3 years."

4 – Amendment of Constitution

To consider, and if thought fit, pass the following resolution as a special resolution:

That the Constitution of the Company be amended by deleting the number "30" in current Rules 8.1(l)(3) and (4) of the Constitution and substituting the phrase "35 business".

5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

To consider and, if thought fit, pass the following resolution as an ordinary resolution of the Company:

"That the placement issue of 22.4 million ordinary shares at $4.10 per ordinary share on 8 October 2004, is approved for the purposes of Listing Rule 7.4 of the Australian Stock Exchange."

6 – Change of Name

To consider, and if thought fit, pass the following resolution as a special resolution:

"That, conditional on Completion of the Acquisition (as defined in the Explanatory Notes), the name of the Company be changed from Worley Group Limited to WorleyParsons Limited, effective from the date the Australian Securities and Investments Commission alters the details of the Company's registration.

By order of the Board

Dated: 14 October 2004



Sharon Sills
Company Secretary

Voting on Item 5

In accordance with the ASX Listing Rules, Worley will disregard any votes cast on Item 5 by:

- any person who participated in the institutional placement issue of the shares; and
- an associate of any such person.

However, Worley will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting entitlements

The Board has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of the person shown in the register of members as at 2:00pm AEST on Saturday 13 November 2004.

Proxies

- A Proxy Form accompanies this Notice of Meeting.
- A member entitled to attend and vote has a right to appoint a proxy.
- The proxy need not be a member of Worley.
- Any instrument appointing a proxy in which the name of the appointee is not completed is regarded as given in favour of the chair of the meeting.
- The appointment of one or more duly appointed proxies will not preclude a member from attending the AGM and voting personally.
- Members who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote instead of themselves. An additional proxy form will be supplied by the share registry (Computershare Investor Services Pty Limited) on request by contacting 1 300 855 080 or from outside Australia +61 3 9415 4000. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. If no such proportion or number is specified, each proxy may exercise half of the votes.
- If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the proxy form.
- Proxy Forms must be signed by a member or the member's attorney or, if the member is a corporation, must be signed in accordance with section 127 of the Corporations Act or under hand of its attorney or duly authorised officer. If the Proxy Form is signed by a person who is not the registered holder of Shares (eg an attorney), then the relevant authority (eg, in the case of proxy forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to Worley or be enclosed with the Proxy Form.
- **To be effective, Proxy Forms must be received by the Company at its registered office or deposited at or faxed to:**

  WORLEY GROUP LIMITED share registry at:

  Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001, Australia;

  Fax number + 61 2 8235 8220

  by 2.00pm (AEST) on Saturday 13 November 2004.
- If a body corporate is appointed as proxy, please write the full name of that body corporate (eg, Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

  (a) appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and

  (b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

  If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

Body corporate representatives

- A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the AGM.
- A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of Worley.
- To evidence the authorisation, either a certificate of corporate body representative executed under the common seal of the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.
- The certificate or equivalent document must be produced prior to the meeting.

EXPLANATORY NOTES TO SHAREHOLDERS

These Explanatory Notes form part of the Notice of Meeting and should be read with the Notice of Meeting.

ORDINARY BUSINESS

Election of Directors

Resolution 2(a) – Mr Grahame Campbell

Mr Grahame Campbell, non executive director, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's constitution, is standing for re-election as a director of the Company at the AGM.

Grahame is a member of the Board's Nominations and Remuneration Committee and the Audit & Risk Committee. Grahame was a member of Worley's advisory board for four years prior to listing.

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers in Australia and the Australian Pipeline Industry Association.

The Directors unanimously recommend the reappointment of Mr Grahame Campbell to the Worley Board.

Resolution 2(b) – Mr John Green

Mr John Green, non executive director, who retires in accordance with rule 8.1(e)(2) of the Company's constitution, is standing for re-election as a director of the Company at the AGM.

John is a member of the Board's Nominations and Remuneration Committee. John was a member of Worley's advisory board for nine years prior to listing, including a period as its Chairman.

John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehills and Blake Dawson Waldron. John is director of the Macquarie Bank Foundation, Macquarie's philanthropic foundation and is also director of The Centre for Independent Studies, a not-for-profit public policy "think tank". He is a member of the Finance Committe of the Children's Hospital at Westmead. Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

The Directors unanimously recommend the reappointment of Mr Green to the Worley Board.

Resolution 2(c) – Mr William Hall

Mr William Hall, is standing for election as a director of the Company at the AGM.

At the time of this Notice of Meeting being distributed to shareholders, the Board has been in the process of negotiating the Acquisition more fully described in the Explanatory Notes to Resolution 5. As part of negotiations, it has been agreed with Mr Hall that he will be appointed to the Board with effect from the Completion of the Acquisition.

Accordingly, shareholder approval is sought to his election, conditional on, and with effect from the later of the meeting or the Completion of the Acquisition.

William (Bill) E. Hall became Chairman and Chief Executive Officer of Parsons E&C Corporation in 2002. Prior to this current position he served as President of Parsons Energy & Chemicals Group Inc. (1997-2001), President of Parsons Process Group Inc. (1995 – 1997), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has a 25-year tenure with Parsons. He has a Bachelor's and Master's degree in Chemical Engineering, and has completed the Executive Program at Stamford University.

Subject to the satisfaction of the condition, the Directors unanimously recommend the election of Mr Hall to the Worley Board.

SPECIAL BUSINESS

Resolution 3 – Renewal of proportional takeover provision

Rule 6 (which requires the approval of members to a proportional takeover bid, as permitted by section 648D of the Act) was approved when the Constitution was adopted. Rule 6.4 provides that rule 6 ceases to be of effect 3 years after being adopted.

Accordingly, rule 6 ceases to have effect on 25 September 2005 unless it is renewed. The directors consider it to be in the interests of the shareholders to renew the plebiscite at the 2004 AGM.

Proportional takeover bid

A proportional takeover bid is a takeover bid where the offer made to each shareholder is only for a proportion of that shareholder's shares (ie, less than 100%).

Effect of proportional takeover provision

If a proportional takeover bid is made, the Directors must ensure that a meeting is held, in general, more than 14 days before the last day of the bid period, at which shareholders will consider a resolution to approve the takeover bid.

Each shareholder has one vote for each fully paid share held. The vote is decided on a simple majority. The bidder and its associates are not allowed to vote.

If the resolution is not passed, no transfer will be registered as a result of the takeover bid and the offer will be taken to have been withdrawn. If the resolution is not voted on, the bid is taken to have been approved.

If the bid is approved (or taken to have been approved), all valid transfers must be registered.

The proportional takeover approval provisions do not apply to full takeover bids.

Reasons for Rule 6

A proportional takeover bid may result in control of the Company changing without shareholders having the opportunity to dispose of all their shares. Shareholders are exposed to the risk of being left as a minority in the Company and the risk of the bidder being able to acquire control of the Company without payment of an adequate control premium (ie for all shares).

This Rule will allow shareholders to decide by majority whether a proportional takeover bid is acceptable in principle.

Knowledge of any acquisition proposals

As at the date this Notice of Meeting was prepared, no Director is aware of any proposal by any person to acquire or to increase the extent of a substantial interest in the Company.

Potential advantages and disadvantages

The Directors consider that the takeover approval provisions have no potential advantages or disadvantages for them. They remain free to make a recommendation on whether an offer under a proportional takeover bid should be accepted or not.

The potential advantages of Rule 6 for shareholders include:

- shareholders have the right to decide by majority vote whether an offer under a proportional takeover bid should proceed;
- shareholders may avoid being locked in as a minority;
- shareholders' bargaining power is increased and may assist in ensuring that any proportional takeover bid is adequately priced; and
- knowing the view of the majority of shareholders may help each individual shareholder assess the likely outcome of the proportional takeover bid and decide whether to accept or reject an offer under the bid.

The potential disadvantages for shareholders of Rule 6 being renewed include:

- proportional takeover bids for shares in the Company may be discouraged;
- shareholders may lose an opportunity to sell some of their shares at a premium; and
- the likelihood of a proportional takeover succeeding may be reduced.

While the existing proportional takeover provisions have been in effect there have been no takeover bids for the Company. The Directors are not aware of any potential bid that was discouraged by Rule 6.

The Directors do not believe the possible disadvantages outweigh the advantages of renewing the proportional takeover provisions for a further 3 years.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Resolution 4 - Proposed amendment to Rule 8.1 (l) (3) and (4)

This resolution proposes that the Constitution be amended by replacing reference to '30' days in current Rules 8.1(l)(3) and (4) of the Constitution with '35 business' days.

This amendment is proposed to reflect the current ASX Listing Rules timeframe for director nominations, the period for giving notice of meetings of shareholders, as well as current practice. The current provision in Worley's Constitution requires a person wishing to nominate to the position of director to comply with the nomination process and serve it on Worley 30 days before the general meeting. By extending that period to 35 business days Worley will have more flexibility in timetabling and administering the receipt of any such nomination and allow the Company sufficient time to meet the requirement that it give at least 28 clear days notice of a general meeting of shareholders and avoid the expense of a re-print or re-mailing due to a nomination received after giving notice of the meeting.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Resolutions relating to the Acquisition of Parsons E&C Corporation

Resolution 5 – Refreshment of Worley's 15% placement capacity under the ASX Listing Rules

Worley issued 22.4 million ordinary shares at $4.10 per share on 8 October 2004 to institutional investors as part of an institutional placement. In conjunction with the institutional placement, Worley has made an entitlement offer under a prospectus lodged with the Australian Securities & Investments Commission on 11 October 2004 (**Prospectus**). Shareholder approval is now sought for the issue of shares under the institutional placement for the reasons set out below.

Shares issued under the institutional placement are ordinary shares ranking equally with all other issued ordinary shares of Worley. The institutions to whom shares were issued under the institutional placement were determined by a book-build bid process undertaken on behalf of Worley by UBS AG, Australia Branch as the underwriter of the institutional placement.

The funds raised by the institutional placement and the entitlement offer, together with additional debt funding, will be used by Worley to acquire 100% of the share capital of Parsons E&C Corporation, a Delaware corporation (**Acquisition**). Completion of this acquisition is scheduled to occur on 15 November 2004 (i.e. prior to the opening of the annual general meeting, but after the date of this notice) (**Completion**). More detail about the Acquisition is contained in the Prospectus which has been provided to shareholders entitled to participate in the entitlement offer and is available on Worley's website at www.worley.com.au

Listing Rule 7.1 provides that, in general, Worley must not issue more than 15% of its issued capital in any 12 month period without shareholder approval. There are limited exceptions to this limit, for example, issues under Worley's employee and executive share plans, as those issues were previously approved by shareholders as an exception to Listing Rule 7.1 in 2002, and pro rata entitlement issues to shareholders.

The issue of shares under the institutional placement did not require shareholder approval under Listing Rule 7.1 at the time the issue was made. However, because the institutional placement was for 15% of Worley's issued capital, without the granting of the shareholder approval of the issue of shares sought by this resolution Worley will not be able to issue any further shares in the 12 months following the placement except with shareholder approval or in accordance with the limited exceptions to the 15% limit in Listing Rule 7.1. The Board now seeks subsequent approval for the issue of shares under the institutional placement to refresh Worley's ability to issue further shares up to a limit of 15% of Worley's issued capital in the next 12 months without needing to seek shareholder approval or rely on an exception to the 15% limit in Listing Rule 7.1.

The Board believes that it is in the best interests of Worley that it maintain its ability and full flexibility to issue shares in the future, so that Worley may take advantage of commercial opportunities as and when they arise.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Voting Exclusion

In accordance with the ASX Listing Rules, Worley will disregard any votes cast on Resolution 5 by:

- any person who participated in the institutional placement issue of shares; and
- an associate of any such person.

However, Worley will not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 6 - Proposed change of name change to WorleyParsons Limited

Conditional on Completion of the Acquisition more fully described in the explanatory text to Resolution 5, shareholder approval is sought for a change in Worley's name. The Directors recommend changing Worley's name to assist in the realisation of the synergistic gains from the Acquisition. If Completion does not take place, there will be no change in Worley's name.

The Directors believe that the proposed new name reflects the heritage of both Worley and Parsons and will give Worley the benefit of the marketing impact of a brand name associated with major project execution, professionalism and expertise throughout the world. The Parsons name is recognised for its contribution to the development of projects in the hydrocarbons and petrochemicals industry globally over the last 60 years. There is no effect on share structure or share holding of Worley as a result of the proposed change of name.

If Completion of the Acquisition occurs prior to the meeting, and the resolution is passed, application will immediately be made to ASIC to alter the details of Worley's registration by registering the new name. If Completion of the Acquisition has not occurred as at the date of the meeting and the resolution is passed, application will be made to ASIC following Completion to alter the details of Worley's registration.

The Directors unanimously recommend that shareholders vote in favour of the resolution.

Worley

Worley Group Limited
ABN 17 096 090 158

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4195 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8235 8220
www.computershare.com

Appointment of Proxy

I/We being a member/s of WORLEY GROUP LIMITED and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of WORLEY GROUP LIMITED to be held at North Sydney Harbourview Hotel, 17 Blue Street, North Sydney on Monday 15 November 2004 at 2:00pm and at any adjournment of that meeting.

 

IMPORTANT: FOR ITEM 5 BELOW
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of the item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 5 and your votes will not be counted in computing the required majority if a poll is called on the item. The Chairman of the Meeting intends to vote undirected proxies in favour of the item.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2(a).	To re-elect Mr Grahame Campbell as a director			
Item 2(b).	To re-elect Mr John Green as a director			
Item 2(c).	To elect Mr William Hall as a director			
Item 3.	To renew proportional takeover provision			
Item 4.	To amend Constitution			
Item 5.	To refresh Worley's 15% placement capacity under the ASX Listing Rules			
Item 6.	To change name from Worley Group Limited to WorleyParsons Limited			

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name	Contact Daytime Telephone	Date / /

WOR 19PR 008435 - V3 

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. Please note, you cannot change ownership of your securities using this form.

2 Appointment of a Proxy

Members who are entitled to attend and vote at the Annual General Meting may appoint a proxy. A proxy can be either an individual or body corporate.

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate, e.g. John Smith or Company X Pty Ltd. Do not use abbreviations. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

If a body corporate is appointed as proxy, the full name of the body corporate being appointed must be set out. The body corporate will need to ensure that it:

(a) appoints an individual as its corporate representative to exercise its power at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and

(b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If such evidence is not received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary or signed by an authorised officer or Attorney of the Company. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2:00pm on Monday 15 November 2004. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 7, 116 Miller Street, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 7, 116 Miller Street, North Sydney NSW 2060 Australia
	Share Registry - Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001 Australia
BY FAX	61 2 8235 8220

Freehills

2005 FEB -8 A 9:


RECEIVED
11 OCT 2004
ASIC
NSW
RECEPTION

11 October 2004

Our ref PJS:JBW
Phone +61 2 9225 5303
Email philippa.stone@freehills.com
Matter no 80676900
Doc no Sydney\004713660

W: 22629710
RECD: 11/10/04
FORM No: 7057
PRESCRIBED FEE: N/A
AUST SEC. AND INVESTMENTS COMM. B.D
ACN: 096 090 158

Australian Securities and Investments Commission
Level 18
No 1 Martin Place
SYDNEY NSW 2000

By hand

Dear Sir/Madam

Worley Group Limited - prospectus lodgement

We act for Worley Group Limited ABN 17 096 090 158 (**Worley**).

We enclose:

1 for lodgement by Worley under section 718 of the Corporations Act 2001 (Cth) one original signed prospectus (including ASIC OfferList Entry) dated 11 October 2004 for the issue by Worley of fully paid ordinary shares in Worley as part of a non-renounceable entitlement offer (**Prospectus**);

2 three photocopies of the Prospectus (each with an ASIC OfferList Entry attached); and

3 a cheque in the amount of $2,010 in payment of the prescribed fee for lodging the Prospectus.

Our client intends to make an electronic version of the Prospectus available on the internet. In compliance with the Australian Securities and Investments Commission Class Order 00/44:

1 we enclose:

(a) a CD containing the electronic version of the Prospectus to be displayed on our client's website; and

(b) a complete and unaltered print out of the electronic copy of the Prospectus;

2 we advise that we have been instructed that the electronic Prospectus will be displayed at the internet address http://www.worley.com.au/v5/page.aspx?id=158

Please contact me on (02) 9225 5303 if you require any further information.

Yours faithfully
Freehills



Philippa Stone
Partner

enc.



Worley

Prospectus

An Entitlement Offer of approximately 33.2 million New Shares at $4.10 per share to raise approximately $136.1 million



Financial Advisor and Lead Manager



UBS

IMPORTANT INFORMATION

This Prospectus

This document is important and requires your immediate attention. You should read this entire Prospectus carefully before deciding whether to invest in the New Shares. In particular, it is important that you consider the risk factors (see Section 7) that could affect the financial performance of Worley Group Limited ABN 17 096 090 158 ("Worley") before deciding what course you should follow.

If you are unclear as to the course you should follow, then you should consult your stockbroker, solicitor, accountant or financial adviser immediately.

This Prospectus is dated 11 October 2004 and a copy of this Prospectus was lodged with ASIC on that date. This Prospectus expires on 11 November 2005 ("Expiry Date"). No New Shares will be allotted or issued on the basis of this Prospectus after the Expiry Date. ASIC and ASX take no responsibility for the contents of this Prospectus.

Within seven days after the date of this Prospectus, Worley will apply to ASX for the New Shares to be quoted on ASX.

Offering Restrictions

This Prospectus has been prepared to comply with the requirements of the laws of Australia.

The Entitlement Offer is not being extended to any Shareholder whose registered address is outside of Australia and New Zealand, other than a Qualifying Institutional Shareholder.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

The New Shares have not been, and will not be registered under the US Securities Act and may not be offered or sold in the US except in transactions exempt from the registration requirements of the US Securities Act and applicable US State securities laws.

No Representations Other Than In This Prospectus

No person is authorised to give any information or to make any representation in connection with the Entitlement Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by Worley.

Prospectus Availability

A free paper copy of this Prospectus is available to Qualifying Shareholders during the Entitlement Offer period by calling the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International). The electronic version of this Prospectus may be viewed and downloaded from Worley's website www.worley.com.au. An electronic version of this Prospectus is only available online to persons resident in Australia. Persons who access the electronic version of this Prospectus must ensure that they download and read the entire Prospectus.

Future Performance

Except as required by law, and only then to the extent so required, neither Worley nor any other person warrants the future performance of Worley or any return on any investment made pursuant to this Prospectus.

Definitions

Certain terms and abbreviations used in this Prospectus have defined meanings, which are explained in the Glossary of Terms. The financial amounts in this Prospectus are expressed in Australian currency unless otherwise stated.

Photographs and Diagrams

Photographs and schematic drawings appearing in this Prospectus do not depict assets or equipment owned or used by Worley or Parsons E&C or an activity conducted by Worley or Parsons E&C unless otherwise indicated. Diagrams used in the Prospectus are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Prospectus.

Enquiries

If you have any questions in relation to the Entitlement Offer, please contact your stockbroker, solicitor, accountant or financial adviser. If you have questions in relation to how to complete the Entitlement Form, please call the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International).

Privacy

Please read the privacy statement located at Section 8.15. By submitting the Application Form in or accompanying this Prospectus, you consent to the matters outlined in that statement.

TABLE OF CONTENTS

11 October 2004

Dear Shareholder

I am pleased to present you with an opportunity to participate in the next stage of Worley's growth through this Entitlement Offer of approximately 33.2 million New Shares at $4.10 per New Share.

On 7 October 2004, Worley announced it had agreed to acquire all the issued stock in Parsons E&C Corporation ("Parsons E&C"), a global engineering design and project services company, for US$245 million. Parsons E&C has a strong reputation as a provider of engineering, procurement, project management and construction management ("EPCM") services to the oil, gas, refining, chemicals, petrochemicals and power sectors.

The acquisition of Parsons E&C represents an attractive and exciting opportunity for Worley. The Parsons E&C and Worley businesses are complementary both in terms of their geographical presence and their technical capabilities, providing many new growth opportunities.

Following the Acquisition, it is proposed that Shareholder approval will be sought for the combined business to be renamed "WorleyParsons Limited", reflecting both the heritage and the contribution each business is expected to make.

The operations of Parsons E&C will continue predominantly under the stewardship of Mr William (Bill) Hall, Chairman and CEO, Parsons E&C. In addition, Worley is delighted that Bill has agreed to accept a position on the Board, subject to completion of the Acquisition.

The Acquisition is a significant step in the development of Worley internationally. WorleyParsons will employ in excess of 9,500 people across 59 offices in 29 countries. The expanded operational base will create opportunities by extending existing expertise to new regions.

The Acquisition is expected to be earnings per Share accretive (pre-amortisation) based on the expected nine month contribution for the year ending 30 June 2005. Further information on the effect of the Acquisition and the Capital Raising is set out in Section 4.

The Acquisition is to be funded through a combination of debt and the issue of New Shares, comprising an Institutional Placement and an Entitlement Offer. The Institutional Placement of approximately 22.4 million New Shares was completed on Friday 8 October 2004 and raised approximately $91.9 million. This Entitlement Offer, in which you are invited to participate, is expected to raise an additional approximately $136.1 million and has been fully underwritten by UBS AG, Australia Branch.

You are entitled to take up 2 New Shares for every 9 Existing Shares you owned at 7.00pm on Tuesday 12 October 2004. To apply for shares, you should use the Entitlement Form accompanying this Prospectus.

This Prospectus contains full details of the Acquisition, its funding and the Entitlement Offer. Please take the time to read it carefully before deciding whether to invest. If you are uncertain as to whether taking up the Entitlement Offer is a suitable investment for your purposes, you should consult your stockbroker, solicitor, accountant or financial adviser.

On behalf of the Board I commend this Entitlement Offer to you.

Yours faithfully



JOHN SCHUBERT
CHAIRMAN



The acquisition of Parsons E&C is a unique opportunity for Worley to significantly expand its geographic reach, enhance its technical capabilities and create a platform for the long-term growth.

Worley provides a broad range of professional services to the energy, resource and complex process industries globally and has enjoyed a long and sustained period of growth. This growth has been achieved through a combination of well executed acquisitions and the expansion of the services Worley offers its client base globally.

Worley's improving capability to execute projects from a range of global locations has helped it win and perform large-scale projects. Strategically located offices close to major resource centres have improved Worley's capability to offer its services efficiently to global clients.

In growing internationally, Worley has often formed strategic alliances or joint venture relationships with local service providers. This has been a successful strategy, enabling Worley to combine its major project and design expertise with local knowledge and developing relationships.

The Acquisition is the extension of a successful joint venture relationship between Parsons E&C and Worley. It represents a new opportunity for Worley to extend its technical capabilities and geographical reach, on attractive terms. Parsons E&C currently has in excess of 5,400 personnel operating in 15 countries. It has a reputation for the provision of innovative and leading solutions, and operates in many regions where Worley either does not yet have a presence or is seeking further growth.

WorleyParsons, will be a leading global player providing services to the hydrocarbon market with significantly increased capabilities, geographical coverage and capacity. The expanded product capabilities and offerings will provide opportunities to cross-sell services through a larger network of offices.

In addition, Parsons E&C has expertise and scale in sectors such as refining and petrochemicals, onshore gas plants, sulphur technology and power (where Worley has operations in Australia only), providing greater geographic diversification and revenue opportunities for the Worley business.

Over the past 12 months, Worley has been highlighting to Shareholders, employees and the market generally the six Worley strategic differentiators. These are:

- outstanding operational and corporate performance;
- focus on long-term contracts, integrated services and alliances;
- success in project delivery, large and small;
- comprehensive geographic presence and industry capability;
- identification, integration and growth of value-adding acquisitions; and
- a portfolio of development projects.

The acquisition of Parsons E&C will greatly assist Worley in achieving these differentiators. In addition, Parsons E&C's enviable safety record and sizeable exposure to long-term projects will significantly increase Worley's capability to deliver large EPCM projects and will greatly enhance Worley's technical capabilities and geographic coverage.

This is an exciting opportunity for Worley and we all look forward to the future growth opportunities that the Acquisition is expected to produce.





JOHN GRILL
CHIEF EXECUTIVE OFFICER

WorleyParsons will be a leading global player in the energy and resource markets with significantly increased capabilities, geographical coverage and capacity...



LARGE PROJECT CAPABILITIES

Projects in the energy and resource markets continue to grow in size and complexity. WorleyParsons will be one of few global companies with the resources and technical capabilities to meet the demands of large-scale, long-term resource projects.

FULL SERVICE OFFERING

In the energy and resource industries, there is a growing trend toward outsourcing project and facility support services. WorleyParsons will have the capability and scale to offer clients the full range of services they increasingly seek.

GEOGRAPHIC AND INDUSTRY DIVERSIFICATION

The Acquisition will provide Worley with significantly increased presence in the international power market and broader geographic exposure in the hydrocarbon market. This provides new growth opportunities and an increasingly diversified business.

OPPORTUNITIES FOR SECTOR EXPANSION

WorleyParsons' expanded operational base will provide opportunities to extend existing expertise to new regions. Parsons E&C's global capability in large project management, onshore oil and gas, refining, petrochemicals and chemicals, and power can be utilised across Worley's operations throughout South-East Asia, Australasia and the Middle East. Worley's offshore oil and gas, and minerals and metals expertise can be applied across Parsons E&C's client base in Europe, the Former Soviet Union and the Americas.

STRONG STRATEGIC RELATIONSHIPS AND QUALITY CLIENT BASE

Parsons E&C has a long history of project delivery and has developed strong strategic relationships with a quality client base. Existing relationships will be further enhanced with the improved capability, capacity and coverage of WorleyParsons.

POSITIVE FINANCIAL IMPACT

The Acquisition is expected to be earnings per Share accretive (pre-amortisation) based on an expected nine month contribution for the year ending 30 June 2005.

- Worley has entered into an agreement to purchase Parsons E&C for US$245 million
- The Purchase Price represents an Adjusted EBITDA multiple of 6.9 times for the 12 months to 26 December 2003
- The Acquisition is to be funded by a mixture of equity and debt, as shown in the table below
- On a Composite basis, as described in Section 4.4, the Acquisition would have been approximately 34.8% earnings per share accretive (pre-amortisation and additional corporate and integration costs) for the 12 months to 30 June 2004
- The Acquisition would have been approximately 27.4% earnings per Share accretive (pre-amortisation and post-additional corporate and integration costs, see Section 4.7.1) for the 12 months to 30 June 2004
- The Acquisition is also expected to be earnings per Share accretive (pre-amortisation) based on an expected nine month contribution for the year ending 30 June 2005


ENTITLEMENT OFFER

an invitation

As part of the funding for the Acquisition, Worley is raising equity via an Entitlement Offer at a price of $4.10 per Share. Worley is inviting you to participate in the Entitlement Offer. The exact number of New Shares you are entitled to is printed on the Entitlement Form sent with this Prospectus

ACQUISITION PRICING

Acquisition price	US$245m
Adjusted EBITDA (12 months to 26 Dec 2003)	US$35.7m
Adjusted EBITDA multiple	6.9x

NOTE:
1 See Section 3.8.1 for a description of adjustments to reported EBITDA

FINANCIAL PERFORMANCE INFORMATION

Adjusted 12 months to 26 Dec 2003	
Adjusted EBITDA	A$54.7m
Adjusted EBIT	A$47.3m

NOTE:
1 Parsons E&C financial statements are prepared in US dollars. For the purpose of this table, amounts in US dollars have been converted to Australian dollars at one Australian dollar equals the average exchange rate for the year ending 26 December 2003 (see Section 3.8.1)

FUNDING

Institutional Placement	A$91.9m
Entitlement Offer	A$136.1m
Debt funding	A$128.0m
Total funding	A$356.0m

SUMMARY OF THE ENTITLEMENT OFFER AND KEY DATES

SUMMARY OF KEY DATES

Offer to Qualifying Institutional Shareholders Opens	Thursday 7 October 2004
Offer to Qualifying Institutional Shareholders Closes	Friday 8 October 2004
Record Date for determining Entitlement to New Shares	Tuesday 12 October 2004
Offer opens to Qualifying Retail Shareholders and members of the public	Monday 18 October 2004
Latest day for receipt of Entitlement Forms and Application Monies for Initial Allotment	Friday 22 October 2004
Allotment of New Shares under Initial Allotment (Initial Allotment Date)	Friday 29 October 2004
Normal trading of New Shares under Initial Allotment	Monday 1 November 2004
Offer to Qualifying Retail Shareholders and members of the public closes (Closing Date)	Wednesday 3 November 2004
Allotment of New Shares under Final Allotment (Final Allotment Date)	Tuesday 16 November 2004
Normal trading of New Shares under Final Allotment	Wednesday 17 November 2004

These dates are subject to change and are indicative only. Worley reserves the right to amend this indicative timetable including, subject to the Corporations Act and Listing Rules, to extend the latest date for receipt of Applications, to accept late Applications either generally or in particular cases, or to cancel the Entitlement Offer without prior notice.

1. READ

Read this Prospectus in full, paying particular attention to:

- the "Important Information" on the inside front cover;
- details of the Entitlement Offer in Section 1; and
- risk factors in Section 7.

2. CONSIDER AND CONSULT

Consider all risks and other information in light of your particular investment objectives and circumstances.

Consult with your stockbroker, solicitor, accountant or financial adviser if you are uncertain.

3. COMPLETE

Complete the appropriate application form accompanying this Prospectus. If you are a registered Shareholder with an Australian or New Zealand address at 7.00pm (EST) on the Record Date, you will receive a personalised Entitlement Form coloured blue.

Qualifying Retail Shareholders have the opportunity to apply for New Shares by one of two dates. Applicants who apply for New Shares on or by 5.00pm (EST) Friday 22 October 2004 will have their New Shares allotted on the Initial Allotment Date and will be able to trade those New Shares on ASX within three Business Days after that date ("Initial Allotment"). Applicants who apply for New Shares by 5.00pm (EST) on the Closing Date will have their New Shares allotted on the Final Allotment Date and will be able to trade those New Shares on ASX within three Business Days after that date ("Final Allotment"). Completed application forms must be accompanied by a cheque or bank draft in Australian currency for the amount of the Application Monies, payable to "Worley Group Limited – Entitlement Offer Applications Account" and crossed "Not Negotiable". Please do not send cash. Receipts for payments will not be issued.

For further details on how to apply for New Shares, see Section 1 and the guide to completing the Entitlement Form or Public Offer application forms on the back of the forms. For answers to any further questions you may have on how to apply for New Shares, please call the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International).

4. MAIL OR DELIVER

Mail or deliver your completed application form together with your Application Monies as follows:

Mail to:

Computershare Investor Services Pty Limited
PO Box 7115
Sydney NSW 2000

OR

Hand deliver to:
Level 2
60 Carrington Street
Sydney NSW 2000

Completed application forms and Application Monies must be received by the Share Registry as follows:

- if you are a Qualifying Retail Shareholder and you wish to have New Shares issued on the Initial Allotment Date – by 5.00pm (EST) on Friday 22 October 2004; or
- if you are a Qualifying Retail Shareholder or a member of the general public, and you wish to have New Shares issued on the Final Allotment Date – by 5.00pm (EST) on the Closing Date (which is Wednesday 3 November 2004, subject to change).

Large Project Capabilities

Parsons E&C has the track record and systems necessary to pursue and deliver large-scale and complex projects. As resource projects continue to grow in size and complexity, WorleyParsons will be one of the few global companies with the resources, technical capabilities and systems to meet the demands of large-scale resource projects.

PARSONS E&C – ENGINEERING DESIGN & PROJECT SERVICES

PARSONS E&C HAS DESIGNED

Over 250 gas processing plants globally

Over 600 chemical and petrochemical projects in more than 30 countries

Over 370 power plants

Parsons E&C has an international reputation for the successful delivery of many large-scale and complex projects. Parsons E&C's capabilities have enabled it to build long sustaining and mutually beneficial relationships with its client base. The strength of Parsons E&C's existing client relationships combined with those of Worley creates a strong platform for future growth.



SHAYBAH DEVELOPMENT - SAUDI ARABIA
Parsons E&C managed the development of Saudi Aramco's remote desert Shaybah oil production facility. The project included gas oil separation and crude production facilities, roads, airstrip, camps, communications, power generation and a [illegible] km, [illegible] inch pipeline.





KINGSTON FOSSIL PLANT - TENNESSEE VALLEY
Parsons E&C provided engineering and design of above ground storage tanks at the Tennessee Valley Authority's Kingston fossil plant to eliminate contamination of boiler make-up water.



BOROUGE PETROCHEMICALS COMPLEX - ABU DHABI
The Borouge Petrochemicals Project, completed in [illegible], produces 450,000 metric tons per year of high density and low density polyethylene and exports [illegible] metric tons per year of surplus ethylene. This joint venture was formed by the Abu Dhabi National Oil Company (ADNOC) and Borealis of Denmark. Parsons E&C provided PMC Services.

Geographic and Industry Diver

Worley and Parsons E&C have largely operated in different regions. Worley's strength in South-East Asia, Australasia and the Middle East is complemented by Parsons E&C's presence across Europe, the Former Soviet Union and the Americas. The combination of the two businesses creates a global operational base.

The acquisition of Parsons E&C will provide Worley with significantly increased presence in the international power market and broader geographic exposure in the hydrocarbons market. Greater geographic and industry diversification will provide new growth opportunities.


personnel
GLOBAL PRESENCE
Over 50 offices
Worley offices
Parsons E&C offices
Locations with both offices

sification

EBIT BY SECTOR COMPOSITE 12 MONTHS TO 30 JUNE 2004	
Oil & Gas	55%
Power & Water	28%
Minerals, Metals & Chemicals	10%
Refining & Petrochemicals	5%
Industrial & Infrastructure	2%



EBIT BY GEOGRAPHY COMPOSITE 12 MONTHS TO 30 JUNE 2004	
Australia & New Zealand	27%
Americas	26%
Former Soviet Union	20%
Asia	13%
Middle East	10%
Europe	3%
Other	1%



Across 29 countries

Opportunities for Sector Expansion

WorleyParsons' expanded operational base will provide opportunities to extend existing expertise to new regions. Parsons E&C's global capability in large project management, onshore oil and gas, refining, petrochemicals and chemicals and power can be utilised across Worley's operations throughout South-East Asia, Australasia and the Middle East. Worley's offshore oil and gas, and minerals and metals expertise can be applied across Parsons E&C's client base in Europe, the Former Soviet Union and the Americas.

Strong strategic relationships

Parsons E&C has a 60 year history of project delivery and has developed strong strategic relationships with a quality client base. Existing relationships will be enhanced through the strengthened offering.

For more than 15 years, Parsons E&C work has been continuous at the Shell Oil Products US (Shell OPUS) and Martinez refineries. The scope of services ranges from conceptual studies through to construction management, commissioning, and start-up support.

and Quality client base

The Acquisition would have been approximately 27.4 % earnings per share accretive (pre-amortisation and post-additional corporate and integration costs) for the 12 months to 30 June 2004.

Positive financial impact

12 MONTHS	WORLEY 30 JUNE 2004	ADJUSTED PARSONS E&C 26 DEC 2003
EBITDA	49.3	54.7
EBIT	40.4	47.3
Countries	23	15
Employees	4,500	5,400

See Sections 4 and 5 for further detail





1

Details of the Entitlement Offer



1. DETAILS OF THE ENTITLEMENT OFFER

Worley is making an Offer of New Shares to raise approximately $228 million comprising an Institutional Placement and Entitlement Offer. The proceeds of the Offer will be used to fund the acquisition of Parsons E&C

1.1 FUNDING

The Acquisition will be funded through a combination of debt and equity as set out in the following table.

SOURCES AND APPLICATION OF FUNDS

	A$m
Total Acquisition Cost	
Purchase Price[1]	341.0
Acquisition and funding costs	15.0
Total	356.0
Sources of Funding	
Institutional Placement	91.9
Entitlement Offer[2]	136.1
Debt funding[3]	128.0
Total	356.0

NOTES:

1 Purchase Price (US$245 million) converted into A$ at an assumed exchange rate of one Australian dollar equals 0.72 US dollars. For a description of the intended approach to hedging, see Section 8.4

2 The Entitlement Offer is fully underwritten. For a description of the Underwriting Agreement, see Section 8.2

3 For a description of the Facilities, see Section 8.3

The proceeds of the Institutional Placement, the Entitlement Offer and the debt funding will be received prior to Completion and payment of the Purchase Price.

This Prospectus relates to the Entitlement Offer only.

The Purchase Price will be distributed as follows:

- US$10 million held in escrow, as described in Section 8.1.1;
- US$166 million payable to Parsons Corporation to redeem a promissory note executed by the Parsons Employee Stock Ownership Plan ("ESOP") in favour of Parsons Corporation; and
- US$69 million distributed to ESOP members (of whom there are 4,000) for their pension plans, which are payable on retirement.

Details of each of the sources of funding are set out below.

1.1.1 INSTITUTIONAL PLACEMENT

On 8 October 2004, Worley completed an Institutional Placement of approximately 22.4 million New Shares at an issue price of $4.10 per New Share raising a total of approximately $91.9 million. As part of the Institutional Placement, certain Key Parsons E&C Executives subscribed for New Shares.

The New Shares issued under the Institutional Placement do not rank for the Entitlement Offer.

1.1.2 ENTITLEMENT OFFER

This Prospectus relates to the Entitlement Offer. Under the Entitlement Offer, Worley is making an offer of approximately 33.2 million New Shares at a price of $4.10 per New Share to raise approximately $136.1 million.

The Entitlement of Qualifying Institutional Shareholders (including a number of Major Shareholders and Directors) under the Entitlement Offer (in total, approximately 25.6 million Shares) have been offered at or about the time of the Institutional Placement. Further detail in relation to subscriptions by Major Shareholders and Directors is provided in Section 8.11 and 8.12.

1.1.3 ADDITIONAL DEBT FUNDING

Worley proposes to draw down approximately $128.0 million in new debt finance under the Facilities, as part of the funding of the Acquisition. These funds will be drawn down to coincide with Completion.

The Facilities also provide for ongoing working capital and funding requirements of the businesses. These funding requirements are not expected to exceed the total amount available under the Facilities of $220 million.

Further information in relation to the Facilities is provided in Section 8.3.

1.2 THE ENTITLEMENT OFFER

Under the Entitlement Offer, Worley propose to issue approximately 33.2 million New Shares at the Application Price to raise approximately $136.1 million.

Qualifying Shareholders have received or will receive an Entitlement Offer to acquire 2 New Shares for every 9 Existing Shares held at 7.00pm (EST) on the Record Date.

Shareholders registered at 7.00pm (EST) on the Record Date with registered addresses in Australia or New Zealand have a priority pro-rata Entitlement based on their holdings at that time, subject to Sections 8.10 and 8.17. In calculating Entitlements to New Shares, fractional entitlements have been rounded to the nearest whole number.

The Entitlement Offer is non-renounceable, which means the Entitlement itself is not transferable and cannot be sold. The New Shares are transferable. In order for Shareholders to ensure they receive their Entitlement, Applications must be made on the *blue personalised loose leaf Entitlement Form accompanying this Prospectus.*

The Entitlement Offer is structured as follows:

- Institutional Entitlement Offer - this has already occurred;
- Retail Entitlement Offer - being made under this Prospectus; and
- Public Offer - being made under this Prospectus.

All New Shares will be allotted pursuant to this Prospectus.

Worley reserve the right to withdraw the Entitlement Offer without prior notice, subject to the Corporations Act and Listing Rules.

1.2.1 APPLICATION PRICE AND BOOKBUILD PROCESS

The Application Price under the Entitlement Offer is $4.10 per New Share and was determined by Qualifying Institutional Shareholders and other Institutional Investors by a Bookbuild process.

1.2.2 INSTITUTIONAL ENTITLEMENT OFFER

Offers were made to Qualifying Institutional Shareholders allowing them to take up their pro-rata Entitlement at or about the time of the Institutional Placement. Under the Institutional Entitlement Offer, New Shares not taken up by Qualifying Institutional Shareholders were offered to:

- other Qualifying Institutional Shareholders wishing to subscribe for more than their Entitlement; and
- other Institutional Investors wishing to acquire New Shares.

New Shares taken up in the Institutional Entitlement Offer will be issued to the relevant Qualifying Institutional Shareholders and other Institutional Investors on the Initial Allotment Date.

1.2.3 RETAIL ENTITLEMENT OFFER

The Retail Entitlement Offer is only available to Qualifying Retail Shareholders who have not already received (directly or through nominees) an offer, regardless of whether they accepted that offer, under the Institutional Entitlement Offer.

Under the Retail Entitlement Offer, you will receive an offer to subscribe for up to your Entitlement as shown on your accompanying blue personalised loose leaf Entitlement Form.

Qualifying Retail Shareholders may also apply for New Shares in excess of their Entitlements. However, you are not obliged to apply for any New Shares.

If Qualifying Retail Shareholders do not apply for their Entitlements, the shortfall will be available to other Qualifying Retail Shareholders who apply for more than their Entitlements and members of the general public who apply for New Shares under the Public Offer.

New Shares applied for by Qualifying Retail Shareholders who make valid Applications on the blue personalised loose leaf Entitlement Form which are received by the Share Registry on or before Friday 22 October 2004 will be allotted the lesser of the number applied for and their Entitlement, on the Initial Allotment Date, at the same time as the allotment of New Shares to Qualifying Institutional Shareholders.

New Shares applied for by Qualifying Retail Shareholders who make Applications on the blue personalised loose leaf Entitlement Form which are received by the Share Registry after Friday 22 October 2004 but on or before the Closing Date will be allotted on the Final Allotment Date.

New Shares applied for in excess of an Entitlement will, if allotted, be allotted on the Final Allotment Date.

1.2.4 PUBLIC OFFER

This Prospectus also relates to a general offer to members of the public in Australia of New Shares which are not subscribed for by Qualifying Shareholders or Institutional Investors under the Entitlement Offer. Applications under the Public Offer can only be satisfied to the extent that there is a shortfall in subscription of the Entitlement Offer, as no additional New Shares will be made available for public Applications.

Members of the public may apply for New Shares by using the grey Application Form accompanying this document. Members of the public will not be entitled to a priority allocation.

The Public Offer is made only in Australia to residents of Australia.

The restrictions on issue and other relevant provisions of this Prospectus regarding the Entitlement Offer also apply to the Public Offer.

1.2.5 ALLOCATIONS

Worley has the right, in consultation with the Underwriter, to nominate the persons to whom the New Shares will be allocated.

Other than Qualifying Shareholders receiving up to their Entitlements:

- there is no assurance that Applicants will be allocated the number of New Shares they apply for or any New Shares at all;
- Applications may be scaled back at the discretion of Worley; and
- Worley and the Underwriter reserve the right to reject any Application or to allocate any Applicant a lesser number of New Shares than that applied for by the Applicant.

Entitlement Forms and Public Offer application forms must be completed in accordance with the instructions on the reverse side of the appropriate application form. To the extent that any Application is not satisfied in whole, Application Monies will be refunded without interest. Worley reserves the right to cancel the Entitlement Offer at any time, in which case all Application Monies, which have not been allotted, will be refunded without interest.

1.3 HOW TO PARTICIPATE

1.3.1 ENTITLEMENT OVERVIEW

Qualifying Shareholders as at 7.00pm (EST) on the Record Date will be offered New Shares in the ratio of 2 New Shares for every 9 Existing Shares then held at the Application Price (subject to rounding and subject to Sections 8.10 and 8.17).

Holders of Existing Shares only receive an Entitlement if they are on the Register on the Record Date and their address is in either Australia or New Zealand and they otherwise qualify in accordance with Sections 8.10 and 8.17.

The Entitlement is shown on the accompanying blue personalised loose leaf Entitlement Form. In calculating Entitlements, fractional Entitlements have been rounded to the nearest whole New Share.

The Entitlement Offer is non-renounceable which means the Entitlement itself is not transferable and cannot be sold. The Entitlement Offer and Public Offer have been fully underwritten by UBS AG, Australia Branch. A summary of the Underwriting Agreement appears in Section 8.2.

1.3.2 APPLYING FOR MORE THAN YOUR ENTITLEMENT

If you have an Entitlement, you are also permitted to apply for additional New Shares. All Qualifying Shareholders who apply will receive their Entitlement. Any amount by which an Application from a Qualifying Shareholder exceeds their Entitlement may be scaled back, at the absolute discretion of Worley.

1.3.3 ACCEPTANCE AND PAYMENT

Qualifying Institutional Shareholders

Qualifying Institutional Shareholders settling on the Initial Allotment Date must settle in the manner instructed by the Underwriter.

Qualifying Retail Shareholders

If you are a Qualifying Retail Shareholder and you want to accept part of, all of, or apply for more than your Entitlement:

- you must complete the blue personalised loose leaf Entitlement Form accompanying this Prospectus in accordance with the instructions set out on the form; and

- Applications must be accompanied by a cheque or bank draft (calculated by multiplying the number of New Shares you applied for by the Application Price). If you do not indicate the number of New Shares for which you wish to subscribe, or there is a discrepancy between the amount of the cheque and the number of New Shares indicated, Worley will treat you as applying for as many New Shares as your cheque or bank draft will pay for.

Qualifying Retail Shareholders have the opportunity to apply for their Entitlement no later than 5.00pm (EST) on Friday 22 October 2004, in order to participate in the Initial Allotment. New Shares allotted under the Initial Allotment are expected to commence trading on ASX by Monday 1 November 2004. Applications for more than your Entitlement may only be allocated under the Final Allotment. New Shares issued under the Final Allotment are expected to commence trading on ASX by Wednesday 17 November 2004.

The closing time and date for receiving Applications is 5.00pm (EST) on Wednesday 3 November 2004 (subject to change). The Share Registry must receive the Entitlement Forms by this time, even if lodged through a stockbroker or adviser. Entitlement Forms must be completed in accordance with the instructions outlined on the Entitlement Form.

Public Offer applicants

If you are a member of the general public and you want to apply for New Shares under the Public Offer:

- complete the grey loose leaf Public Offer application form accompanying this Prospectus in accordance with the instructions set out on the form; and
- Applications must be accompanied by a cheque or bank drafts (calculated by multiplying the number of New Shares you applied for by the Application Price). If you do not indicate the number of New Shares for which you wish to subscribe, or there is a discrepancy between the amount of the cheque or bank drafts and the number of New Shares indicated, Worley will treat you as applying for as many New Shares as your cheque or bank drafts will pay for.

The closing time and date for receiving Applications is 5.00pm (EST) on Wednesday 3 November 2004 (subject to change). The Share Registry must receive the grey application form by this time, even if lodged through a stockbroker or adviser. New Shares issued under the Public Offer (if any) are expected to commence trading on ASX by Wednesday 17 November 2004.

1.3.4 PAYMENT

Payment will only be accepted in Australian currency and cheques and bank drafts must be drawn on or payable at an Australian bank.

Cheques and bank drafts should be made payable to "Worley Group Limited – Entitlement Offer Applications Account" and crossed "Not Negotiable". Please do not send cash. Receipts for payment will not be issued.

1.3.5 APPLICATION MONIES AND INTEREST

Monies received from an Applicant for an Application will, until those New Shares are issued, be held by Worley in a trust account. If you are allotted less than the number of New Shares you applied for, you will receive a refund cheque for the relevant amount of Application Monies (without interest) not applied towards the issue of New Shares, as soon as practicable after the Closing Date.

Worley reserves the right to cancel the Entitlement Offer at any time (to the fullest extent permitted by the law), in which case all Application Monies will be refunded without interest.

To the fullest extent permitted by law, each Applicant agrees that such Application Monies shall not bear or earn interest for the Applicant, irrespective of whether or not all or any of the New Shares applied for by the Applicant are issued to the Applicant, and that any interest earned on Application Monies held by Worley shall be the property of Worley.

1.3.6 ALLOCATION POLICY

All Qualifying Shareholders are eligible to receive their Entitlement.

As set out above, Qualifying Shareholders may apply for more than their Entitlement and members of the public in Australia may apply under the Public Offer pursuant to this Prospectus.

The following allocation policy will apply to any Application for more than the Qualifying Shareholder's Entitlement:

- the Applicant will receive the amount of New Shares applied for up to the Qualifying Shareholder's Entitlement; and
- any amount by which an Application from a Qualifying Shareholder exceeds their Entitlement may be scaled back, at the absolute discretion of Worley.

Applications received from Public Offer Applicants may be scaled back at the absolute discretion of Worley.

No Qualifying Shareholder is assured of receiving any New Shares applied for in excess of their Entitlement and no general public Applicant is assured of receiving any New Shares for which they have applied.

1.3.7 ALLOTMENT

Allotment of New Shares pursuant to the application forms is expected on or around Friday 29 October 2004 or on or around Tuesday 16 November 2004 depending on whether the Application is dealt with under the Initial Allotment or the Final Allotment.

No certificates will be issued in respect of the New Shares. Following Allotment, Shareholders will receive a Holding Statement which sets out the number of New Shares allotted to them.

Applicants may call the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International) between 8.30am and 5.30pm (EST) Monday to Friday to seek confirmation of their allocation.

1.3.8 ASX QUOTATION

Application for quotation of the New Shares on ASX will be made no later than seven days after the date of this Prospectus. Subject to approval being granted, trading of the New Shares is expected to commence on a normal settlement basis within three business days of the relevant Allotment Date.

1.4 INCOME ENTITLEMENT OF NEW SHARES

New Shares will rank equally for all Distributions from the Allotment date.

1.5 RESTRICTIONS ON THE ENTITLEMENT OFFER IN JURISDICTIONS OUTSIDE AUSTRALIA

This Prospectus does not constitute an offer or invitation to subscribe for New Shares in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus. It is the responsibility of any Applicant outside Australia to ensure compliance with the laws of any country relevant to their Application.

No action has been taken to register or qualify the Entitlement Offer of New Shares in any jurisdiction outside Australia.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions.

Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

New Zealand

This Prospectus has not been registered in New Zealand under or in accordance with the Securities Act 1978 (New Zealand). *Existing Shareholders with an address in New Zealand are permitted to take up their Entitlement, but the Public Offer is not* being extended to New Zealand residents.

Other jurisdictions

New Shares may not be offered or sold in any other jurisdiction by means of this Prospectus or otherwise, except to persons to whom such offer, sale or distribution is permitted under applicable law.

By lodging an Application, an Applicant is taken to give the warranties as to its ability to do so without breach of law, and related matters, set out in Section 8.10.

1.6 SHAREHOLDER ENQUIRIES

This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or financial adviser.

Questions relating to the Entitlement Offer can be directed to Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International), your stockbroker, solicitor, accountant or financial adviser.

2

Worley's existing business



2. WORLEY'S EXISTING BUSINESS

2.1 OVERVIEW

Worley is a leading provider of professional services to the energy, resource and complex process industries. It offers a broad scope of services across the full spectrum of an asset's lifecycle, providing design and project services for evaluating the feasibility of new developments, establishment of the asset and support to maximise the returns from the asset over its operating life.

Worley's focus is on relationship-based contracting. Worley is currently performing a number of alliance contracts to support the ongoing operations of established assets on a cost reimbursable basis. Strategic relationships with other complementary service providers such as Transfield Services, Parsons E&C, Maunsell and Burns and Roe have enabled Worley to expand both the range of services it provides to clients and the industries in which it provides them. In addition, Worley has joint venture relationships with other service providers in Australia, Malaysia, Saudi Arabia, Indonesia, China, Brunei the US and Canada.

In December 2003, Worley and Parsons E&C formed the Worley-Parsons Energy Services joint venture ("WPES"). The joint venture provides services to the upstream hydrocarbons industry in the US. This relationship has been successful to date and provided the opportunity to explore the merits of combining both businesses globally.

Worley has a track record of identifying, integrating and growing value-adding acquisitions and uses this as a key platform in its strategy for geographic and industry sector diversification. Local knowledge and relationships built through acquisitions and other strategic partnerships have helped accelerate the development of Worley's global business.

SECTOR COVERAGE

Worley's business is organised into four customer sector groups:

- Hydrocarbons (combining Oil & Gas and Refining & Petrochemicals);
- Minerals, Metals & Chemicals;
- Industrial & Infrastructure; and
- Power, Water & Developments.









EBIT BY SECTOR

12 MONTHS TO 30 JUNE 2004



Oil & Gas	62%
Minerals, Metals & Chemicals	26%
Power & Water	5%
Industrial & Infrastructure	4%
Refining & Petrochemicals	3%

EBIT BY GEOGRAPHY

12 MONTHS TO 30 JUNE 2004



Geography	%
Australia & New Zealand	56%
Asia	28%
Middle East	11%
Europe	4%
Other	1%

2.2 GEOGRAPHIC PRESENCE

Through wholly owned operations and joint venture partners, Worley currently operates in 23 countries and has 47 offices worldwide.

MAJOR OFFICE LOCATIONS


IRELAND Aughinish
IRAQ
IRAN Tehran
SAUDI ARABIA Al Khobar
KUWAIT Ahmadi
INDIA Delhi
UAE Abu Dhabi
SAUDI ARABIA Yanbu
QATAR Doha
OMAN Muscat
SUDAN Khartoum
YEMEN Aden
CHINA Beijing
CHINA Shanghai
THAILAND Bangkok
MALAYSIA Kuala Lumpur
MALAYSIA Kerteh
BRUNEI Kuala Belait
MALAYSIA Miri
SINGAPORE Singapore
INDONESIA Jakarta
Karratha
Kalgoorlie
Singleton
Perth
Kwinana
Rockingham
Bunbury
Adelaide
Melbourne
Spotswood
Townsville
Mackay
Gladstone
Brisbane
Newcastle
North Sydney
NEW ZEALAND Whangarei
NEW ZEALAND New Plymouth
CANADA Calgary
US Houston
TRINIDAD Port of Spain

O Worley offices

2.3 HYDROCARBONS

For the 12 months ended 30 June 2004, the Hydrocarbon group (Oil and Gas and Refining and Petrochemicals) accounted for approximately 69% of Aggregated Revenue and approximately 65% of EBIT.

Worley's Hydrocarbon group services the oil and gas industry (upstream hydrocarbons) and the refining and petrochemical industry (downstream hydrocarbons).

Worley has worked with most of the major companies in the oil and gas industry. The company has been involved in the development of many large and technically complex fixed offshore facilities. Worley has provided project services to many onshore developments including gas plants, production facilities and terminals. The Hydrocarbons group also has leading capabilities in both offshore and onshore pipeline design.

Worley has positioned itself to be a leader in design and project services to deepwater offshore developments, a fast growing market sector. WPES has had success in securing contracts to assist BP with a deepwater development in the Gulf of Mexico.

The refining and petrochemical industry encompasses the downstream processing of oil and gas. Worley has, and continues to hold, long-term relationships with major refineries and petrochemical producers. The company also has experience with many processes associated with the refining and the production of petrochemicals and their associated derivatives.

Worley's Hydrocarbon group is recognised as a leader in alliance-based contracting in the Australasian and South-East Asian region. Worley holds a number of long-term contracts for the provision of services under alliance arrangements to support the operation of assets.

Through its joint venture with Transfield Services, Worley is able to provide integrated services contracts that include operations and maintenance services as well as Worley's existing range of project services. The Transfield Worley joint venture currently holds integrated service contracts with Woodside, Mobil, Shell Todd Oil Services and New Zealand Refining Company.

2.4 MINERALS, METALS & CHEMICALS

For the 12 months ended 30 June 2004, the Minerals, Metals & Chemicals group accounted for approximately 18% of Aggregated Revenue and approximately 26% of EBIT.

The group provides design and project services to the light metals (alumina, aluminium, magnesium), base metals (copper, nickel, lead, gold), coal, ferrous (iron ore, steel) and chemicals (titanium dioxide, fertilisers, nitric acid) sectors. The group has extensive experience with major greenfields projects as well as complex brownfields capital projects.

Worley is recognised as a leader in alumina process design and project delivery. Worley's Minerals, Metals & Chemicals business has adopted Worley's alliance-based contracting strategy, establishing alliances with Worsley Alumina, Tomago Aluminium, Hydro Aluminium, WMC Resources and Boyne Smelters.

Worley's geographic coverage within the Minerals, Metals & Chemicals sector has increased recently with the group performing contracts for clients in India, Saudi Arabia, Ireland and China.

2.5 INDUSTRIAL & INFRASTRUCTURE

For the 12 months ended 30 June 2004, the Industrial & Infrastructure group accounted for approximately 7% of Aggregated Revenue and approximately 4% of EBIT.

The Industrial & Infrastructure group provides specialist design and project services in the civil, structural, environmental, geotechnical and coastal marine fields. Its client base covers some of the leading organisations in government, transport infrastructure, commercial and residential developments and the energy and resource sectors in Australia and a number of Worley's international markets.

The Industrial & Infrastructure group complements other sector groups, enabling Worley to provide a broader range of services to development projects and asset operation support in the energy, resource and complex process industries.

2.6 POWER, WATER & DEVELOPMENTS

For the 12 months ended 30 June 2004, the Power, Water & Developments group accounted for approximately 5% of Aggregated Revenue and approximately 5% of EBIT.

Worley's power and water expertise in Australasia is provided through Burns and Roe Worley, a joint venture with international power group Burns and Roe Inc. Burns and Roe Worley is highly experienced in delivering a range of project services to the power generation, transmission and distribution, water and wastewater treatment industries.

Clients in these industries include power and water authorities, independent power producers, independent water businesses, government, the financial community and industrial organisations. To date, Worley has not extended its Power, Water & Developments business outside the Australasian region.

Worley has also developed and invested in the Esperance Energy Project as part of its strategy to develop select niche infrastructure projects. The Esperance Energy Project has successfully reached commercial operation and supplies power to the Esperance region in Western Australia under a long-term Power Purchase Agreement with Western Power. Burns and Roe Worley also signed a Power Purchase Agreement with Western Power to supply power to the town of Exmouth in Western Australia with financial close of this project expected in the current financial year.

2.7 HISTORICAL FINANCIAL PERFORMANCE

SUMMARY OF RESULTS

Set out below is a summary of Worley's financial results for the three years ended 30 June 2004.

A$m	Consolidated (Pro-Forma) 12 months to 30 June 2002	12 months to 30 June 2003	12 months to 30 June 2004
Aggregated Revenue[1]	**437.9**	**474.4**	**514.8**
Revenue from ordinary activities	377.2	377.7	375.5
Less: procurement services revenue[2]	(27.1)	(8.3)	–
Revenue from ordinary activities excluding procurement services revenue	**350.1**	**369.4**	**375.5**
Add: share of revenue from associates	87.8	109.9	152.2
Less: procurement services revenue[2]	–	(5.0)	(12.9)
Net revenue from associates	**87.8**	**104.9**	**139.3**
EBITDA	**33.4**	**41.5**	**49.0**
Depreciation	(4.1)	(4.4)	(4.1)
Amortisation	(3.4)	(5.0)	(4.5)
EBIT	**25.9**	**32.1**	**40.4**
Net interest income		0.3	0.3
Profit before tax		**32.4**	**40.7**
Income tax expense		(6.8)	(10.1)
Net profit		**25.6**	**30.6**
Net loss attributable to outside equity interests		0.3	0.1
Net profit attributable to members of Worley		**25.9**	**30.7**
Net margin		5.5%	6.0%
Net profit (pre-amortisation of intangibles)		**29.3**	**34.2**
Basic EPS (pre-amortisation of intangibles)(cents)		20.4	22.9

NOTES:

1 Aggregated Revenue is defined as statutory revenue plus share of revenue from associates excluding pass through procurement services revenue. The Directors believe the disclosure of revenue attributable to associates provides additional information to form a true and fair view of the financial performance of Worley

2 Procurement services revenue, being passed through revenue for nil margin, is accounted for within an associate. In the 12 months to 30 June 2003, procurement revenue was accounted for through a joint venture partnership for part of the year and formed part of revenue from ordinary activities. In the 12 months to 30 June 2002 procurement revenue was accounted for through a joint venture partnership

2. WORLEY'S EXISTING BUSINESS

RESULTS HIGHLIGHTS FOR THE 12 MONTHS ENDED 30 JUNE 2004:

Worley's net profit for the year ended 30 June 2004 was A$30.7 million, up 18.8% from 2003. Key results include:

- Aggregated Revenue was $514.8 million, an increase of 8.5% from the prior year and a record result for the group;
- EBIT was $40.4 million, an increase of 25.7% from $32.1 million in 2003; and
- net margin increased from 5.5% to 6.0%.

Aggregated Revenue for the Hydrocarbons group was $356.0 million (69% of Worley Group total), up 2.4% from 2003. EBIT (before corporate costs) for Hydrocarbons was $36.1 million with an EBIT margin of 10.1%.

Worley's Minerals, Metals & Chemicals business continues to grow with Aggregated Revenue of $94.8 million, an increase of 41.7% over 2003 which itself was 130% higher than in 2002. Contribution to EBIT (before corporate costs) was $14.9 million with a margin of 15.8%.

Worley's Industrial & Infrastructure revenue grew 23% to $33.7 million with a contribution to EBIT (before corporate costs) of $2.4 million (2003: $2.6 million). A number of initiatives were funded in 2004 that have yet to make a contribution to earnings.

Aggregated revenue in the Power, Water & Developments group was in line with 2003 with a contribution to EBIT (before corporate costs) of $3.1 million. This includes the recognition of development fees associated with the Esperance Energy Project.

2.8 OUTLOOK

The outlook for the Worley Group remains strong. The company starts the new financial year with all of its key markets and sectors experiencing positive conditions, in particular Hydrocarbons and Minerals and Metals. Worley is well positioned throughout the business to respond to these opportunities. Subject to conditions remaining reasonable in these markets, Worley expects to deliver a further increase in earnings in 2005.

Hydrocarbons

The outlook for the hydrocarbon sector remains positive. Historically high oil prices, increasing demand for gas, the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbons facilities provide a strong basis for growth in the hydrocarbons sector for future years.

Minerals, Metals & Chemicals

The outlook for the Minerals, Metals & Chemicals sector remains positive. Demand for light metals remains high, which is driving capacity expansions on existing facilities as well as greenfield and associated infrastructure development, both in the Australian and international markets.

The acceptance of alliance-based contracting in the sector also presents Worley with additional opportunities to continue to strengthen its revenue profile in the 2005 financial year.

Industrial & Infrastructure

Growth is expected to continue in non-residential construction management in Australia. Growth in key infrastructure sectors of rail and ports, together with expanding international markets also provides a positive outlook for the Industrial & Infrastructure group for 2005.

Power, Water & Developments

The Esperance Energy Project has strong prospects for improving sales over the medium term which would add significantly to the return that Worley receives on its investment in the project. Worley expects this and other factors point to the potential for substantial upward revaluation of that investment. Development of the Exmouth Energy Project in 2005 will increase Burns and Roe Worley's level of project activity. Evaluation of other niche development activities in 2005 will continue.

3

Parsons E&C



3. PARSONS E&C

3.1 BACKGROUND

On 7 October 2004, Worley announced it had signed a Stock Purchase Agreement for the acquisition of all of the shares in Parsons E&C Corporation ("Parsons E&C") for US$245 million. A summary of the key terms of the Stock Purchase Agreement (together with the other Acquisition Agreements) is set out in Section 8.1.

In January 2002, Parsons E&C was sold by Parsons Corporation to the ESOP. The ESOP is administered by LaSalle N.A. as trustee on behalf of certain employees of Parsons Corporation and Parsons E&C.

Since separation from Parsons Corporation, Parsons E&C has received some arms length corporate support in relation to insurance, systems and administration and treasury.

Parsons Corporation, founded in 1944, is a full service project management and design services company that operates across a range of market sectors including water and infrastructure, commercial technology, infrastructure and technology and transportation. For the year ended 26 December 2003, Parsons Corporation recorded revenue of over US$1.6 billion and EBIT of over US$63 million.

The sale of Parsons E&C to the ESOP in 2002 signified Parsons Corporation's intention to focus on the business sectors noted above. The sale followed a period in which losses from several Lump Sum Turn Key ("LSTK") projects impacted the performance of Parsons Corporation.

3.2 OVERVIEW OF PARSONS E&C

Parsons E&C and its joint venture companies have in excess of 5,400 employees operating across 15 countries with major execution centres located California, Pennsylvania and Texas in the USA, and in London in the UK. In addition, project teams are deployed on-site to support the completion and commissioning of projects.

Parsons E&C's global reputation is built upon its recognised project management capabilities, high quality client relationships, application of technology and a strong track record of successful project delivery.

Parsons E&C has full EPCM ("Engineering, Procurement and Construction Management") capability. The range of services offered includes:

- conceptual feasibility and detailed design;
- procurement services;
- program and project management;
- construction management;
- commissioning; and
- operations and maintenance.

Parsons E&C has developed and applies state-of-the-art EPCM project management and control systems for the delivery of large, complex and long-term projects. In the past 60 years, Parsons E&C has designed, constructed or managed the construction of more than 250 gas processing plants, 600 chemical and petrochemical facilities and 370 power plants worldwide. Parsons E&C has developed and maintains significant relationships across a broad client base which includes the leading companies in the industries in which it operates.

Parsons E&C's revenue is principally derived from major projects. By virtue of the size, complexity and scope of these projects, Parsons E&C commits significant resources over a number of years for the feasibility, design and commissioning of the project. For example, large-scale projects in the oil and gas industry, in which Parsons E&C is typically involved, often have a six year duration and a capital value in excess of $2.0 billion.

Parsons E&C predominantly concentrates on cost reimbursable projects or fixed price service contracts and uses a range of contracting approaches from conventional project execution to alliance and partnering, employing integrated teams.

Parsons E&C is recognised internationally for its strengths in:

- EPCM project management for large-scale, long-term projects;
- projects in remote locations with severe weather conditions (desert to arctic);
- modular construction management techniques;
- sulphur removal and handling technologies; and
- standardised plants for multiple power plant programs.

SECTOR COVERAGE

Parsons E&C's business provides project services to three customer sectors. These consist of the Oil & Gas and Refining, Chemicals & Petrochemicals groups and the Power group.

EBIT BY SECTOR

ADJUSTED 12 MONTHS TO 30 JUNE 2004



Sector	%
Refining, Chemicals & Petrochemicals	7%
Oil & Gas	52%
Power	41%

EBIT BY GEOGRAPHY

ADJUSTED 12 MONTHS TO 30 JUNE 2004



Americas	47%
Former Soviet Union	37%
Middle East	10%
Europe	5%
Other	1%

3.3 GEOGRAPHIC PRESENCE

Parsons E&C's corporate head office is in Houston (Texas). The major project execution centres for Oil & Gas and Refining, Chemicals & Petrochemicals are located in Houston, Arcadia (California) and London (UK). The major project execution centre for Power is located in Reading (Pennsylvania). Parsons E&C also has execution capability in Saudi Arabia, Oman, Kazakhstan, Russia, Nigeria, Canada and China. In total, Parsons E&C operates in 20 offices across 15 countries, as indicated below,:

MAJOR OFFICE LOCATIONS


RUSSIA Moscow
UK London
KAZAKHSTAN
BULGARIA
CHINA Beijing
IRAQ
JORDAN Amman
EGYPT Cairo
SAUDI ARABIA Al Khobar
KUWAIT Ahmadi
UAE Abu Dhabi
OMAN Muscat
NIGERIA Lagos
CANADA Calgary
US Chicago
US Reading
US Chattanooga
US Arcadia
US Houston
Parsons E&C offices

3.4 OIL & GAS

For the 12 months ended 30 June 2004, the Oil & Gas group contributed approximately 52% of adjusted EBIT.

Parsons E&C has significant experience providing EPCM project services in:

- onshore oil and gas production facilities;
- onshore oil and gas plants and terminals; and
- onshore pipelines.

The Oil & Gas group's expertise is well recognised within the industry for the group's ability to execute major onshore EPCM projects, some in excess of two million man-hours and US$2 billion in capital costs. The company has extensive experience and recognised capabilities in providing EPCM project services in remote energy-rich regions such as Alaska, Kazakhstan, the Sakhalin region of Russia and the Middle East.

Parsons E&C has predominantly focused on the upstream onshore oil and gas market. The formation of WPES in December 2003 (see Section 2.3) has provided Parsons E&C with the capability to increase its presence in the offshore oil and gas industry.

Parsons E&C's expertise covers all types of onshore terrain and conditions including remote and hostile environments. Parsons E&C has been involved in more than 150 pipeline projects and 28 marine terminals, including recently completing the FEED for the world's largest marine terminal in Kuwait. Projects have ranged in size from economically small to mega-field developments. Parsons E&C has helped develop the majority of the major gas plants in the UK.

Over the last 10 years, there has been significant consolidation in the oil and gas industry. This consolidation has resulted in a small number of very large companies, and an increase in the size and capacity of mid size and national oil and gas companies. As a result, large-scale projects have been undertaken as major corporations, either on their own or in a consortium, invested significant capital. During this period, Parsons E&C has been involved in projects for most of the world's oil and gas companies.

SIGNIFICANT CURRENT PROJECTS

Parsons E&C is currently involved with a number of significant contracts in the Oil & Gas group as set out below:

Client	Location	Description
SECOND GENERATION AND SOUR GAS INJECTION		
Tengizchevroil	Kazakhstan	Parsons E&C, in joint venture with Fluor, is providing the development, design and construction management of an extension to existing oil and gas handling facilities. This phase of the project commenced in 1997 and is expected to complete in 2007.
ALPINE KUPARUK		
ConocoPhillips Alaska	US	A series of projects aimed at increasing oil production and handling capacity. The project commenced in 1998.
SAKHALIN II		
Shell	Russia	Parsons E&C is providing engineering design and procurement services for an onshore gas and condensate processing facility. The project commenced in 2002 and is expected to complete in 2006.
PCO OIL NORTH		
Project and Contracting Office, US Department of State	Iraq	The Parsons Worley team, comprising Parsons E&C, an affiliate of Parsons Corporation and Worley, is performing the contract for repair and restoration of oil and gas infrastructure in Northern Iraq to facilitate the return to pre-war production rates.
KASHAGAN FIELD		
AGIP	Kazakhstan	Parsons E&C, in joint venture with Fluor, is providing detailed design and support services for the onshore and offshore facilities in the Caspian Sea. The project commenced in 2001 and is expected to complete in 2007.
CERRO NEGRO CENTRAL		
ExxonMobil	Venezuela	Parsons E&C, teamed with Inelectra, is providing EPCM services for the expansion of gas handling and oil production facilities at the Cerro Negro Central production facility located in Eastern Venezuela. From 1998 to 2000, the team delivered the upstream production facilities under a lump sum contract. In September 2004, WPES and Inelectra were awarded a cost reimbursable contract for the further expansion of this plant.

3.5 REFINING, CHEMICALS & PETROCHEMICALS

For the 12 months ended 30 June 2004, the Refining, Chemicals & Petrochemicals group accounted for approximately 7% of adjusted EBIT.

Parsons E&C provides a comprehensive range of services for oil refinery and chemical plants, including project management, process design and engineering, procurement and construction management.

REFINING

Parsons E&C's expertise in the refining industry is highly regarded, having provided a comprehensive range of refinery services for over 60 years in new or greenfield facilities, and capacity expansion on existing facilities.

Parsons E&C has completed 23 greenfield refineries and has worked on more than 60 major upgrades, modernisations and expansion projects.

CHEMICALS & PETROCHEMICALS

Parsons E&C provides a comprehensive range of chemical and petrochemical plant services in greenfield, upgrade and expansion projects on existing facilities and has significant experience across a broad range of chemical and petrochemical products.

Over the past 60 years, Parsons E&C has completed more than 600 chemical and petrochemical plants involving more than 65 chemicals in over 30 countries. Parsons E&C works closely with a number of licensors of chemical and petrochemical technology.

The company's clients include the world's largest petrochemical companies such as ExxonMobil and Chevron Phillips. Although the group primarily operates from Houston, London and Arcadia, Parsons E&C has successfully managed projects in the Middle East, Europe and other locations throughout the Americas.

SULPHUR TECHNOLOGY

Parsons E&C is a global leader in sulphur recovery technology and has been developing sulphur recovery process units since 1951, including some of the world's largest single-train units. Parsons E&C's sulphur recovery technology has provided it with a strong platform on which to build client relationships and enabled it to develop its broader Oil & Gas and Refining, Chemicals & Petrochemicals businesses. More than 60% of the world's sulphur recovery plants use Parsons E&C technology. Parsons E&C's clients in refinery and sulphur technology include the major oil players, such as ExxonMobil, Chevron Texaco, Shell, ConocoPhillips, BP and several national oil companies.

SIGNIFICANT CURRENT PROJECTS

Parsons E&C is currently involved with a number of significant contracts in its Refining, Chemicals & Petrochemcials group, as set out below:

Client	Location	Description
BAYTOWN		
ExxonMobil	Houston, US	Parsons E&C provides EPCM services through a three year alliance contract for ExxonMobil Chemical's facilities in the Baytown, Texas area. These include Baytown Chemical Plant, Baytown Olefins Plant, Mont Belvieu Plastics Plant and Baytown Polymers Centre.
MARTINEZ AND WILMINGTON REFINERY		
Shell Oil Products US	California, US	Since 1987, Parsons E&C has been providing engineering, procurement and construction management services to both refineries completing over 300 projects.
JUBAIL CHEVRON PHILLIPS		
Chevron Phillips	Al-Jubail, Saudi Arabia	Front end engineering, program management and construction management role for a major petrochemical expansion for Chevron Phillips in Al-Jubail, Saudi Arabia including processing, utilities and interim storage facilities, pipelines, port and docking facilities and de-bottlenecking of the existing benzene facilities.
UNLEADED GASOLINE ("ULG") AND LOW SULPHUR GAS OIL ("LSGO")		
Abu Dhabi Oil Refining Company	Ruwais and Imm Al Nar, Abu Dhabi, UAE	Project Management Consultancy ("PMC") contract for the engineering, procurement and construction management ("EPC") phase of the modernisation of two existing refineries and the addition of new units to meet the future quality requirements for ULG and LSGO.

3.6 POWER

For the 12 months ended 30 June 2004 the Power group contributed approximately 41% of Adjusted EBIT.

Parsons E&C has over 31,000 mega watts ("MW") of gas-fired turbine experience, over 35,000 MW of coal-fired experience, and 11,100 MW of nuclear experience

Parsons E&C provides a cross-section of services to the coal, nuclear and gas-fired power generation market. This includes feasibility studies, design and management services along with facility start-up, and operations and maintenance contracts for established facilities.

Parsons E&C's major centre for international power work is the Reading (Pennsylvania) office in the US.

Offices in Chattanooga (Tennessee) and Chicago (Illinois) provide power services to a number of regional projects. Clients are predominantly US based utilities or public authorities. This includes the Tennessee Valley Authority. The Parsons E&C joint venture company GUBMK has performed a major support and operations contract for the authority since 1989. Parsons E&C has also performed power contracts in over 75 countries and is currently involved in approximately 36 power projects, of which 11 are based outside the US.

GAS-FIRED TURBINES

Parsons E&C's growth in the gas power market has matched the growth of gas turbine technology. Over the past 40 years, Parsons E&C has developed its capability to include the design and installation of gas turbines, ranging from simple cycle units to state-of-the-art gas fired turbines.

Parsons E&C has designed simple and combined cycle configurations for more than 120 gas turbine plants throughout the world.

COAL-FIRED POWER

Over the last 60 years Parsons E&C has been instrumental in the design and delivery of over 35,000 MW of coal-fired generating capacity worldwide. Parsons E&C's projects have included 16 supercritical coal-fired units and three oil-fired supercritical units.

Parsons E&C has a recognised capability in the application, integration and retrofit of environmental systems for air quality control in coal-fired power stations (reduced sulphur dioxide emissions). A typical 600 MW coal-fired power station in the US would require capital expenditure of approximately US$200 million to ensure compliance with air quality regulations.

NUCLEAR POWER

Parsons E&C has been directly involved in the provision of 'balance of plant' services to the commercial nuclear power industry over the past 40 years. In addition, it has been involved in a total of 16 nuclear power generation units worldwide. In performing services for the commercial nuclear power industry, Parsons E&C has worked with organisations such as General Electric, which provide the reactor process technology, while Parsons E&C provides a range of complementary project services including nuclear power plant design, modification, construction management and licence renewal.

TRANSMISSION AND DISTRIBUTION

Parsons E&C's has recognised power transmission and distribution experience, in particular with the design of substations. The company provides conceptual design, feasibility and planning studies, design and transmission construction management.

OPERATIONS AND MAINTENANCE

Parsons E&C has the capability to provide operations and maintenance services to power stations. Despite being a relatively small part of Parsons E&C's business, there are potential growth opportunities within this segment of the power market.

SIGNIFICANT CURRENT PROJECTS

Parsons E&C is currently involved with a number of significant contracts in its Power group, as set out below:

Client	*Location*	*Description*
CROSS-GENERATING STATION – UNITS 3 AND 4		
Santee Cooper	US	Parsons E&C is providing EPCM and start-up services, over a period of five years, for a 600MW coal-fired plant under development in South Carolina. Parsons E&C will perform the same services for the replica unit on-site scheduled for completion in 2009.
TENNESSEE VALLEY AUTHORITY		
Tennessee Valley Authority ("TVA")	US	Since 1992, Parsons E&C has provided fossil/hydro power facilities support services for the 11 fossil fuels plants and 32 hydro plants throughout Tennessee, Kentucky, Mississippi, Alabama, Georgia and North Carolina.
FLUE GAS DESULPHURISATION		
CP&L/Progress Energy	US	Starting in 2002, this 11 year contract is associated with Progress Energy's flue gas desulphurisation program in North Carolina, following the US state legislation mandating reduced sulphur dioxide emissions amounts from coal-fired power plants.

3.7 JOINT VENTURE RELATIONSHIPS

Parsons E&C has developed a number of joint venture relationships, which have helped it expand both the scope and scale of services it provides and the locations in which it operates. These joint ventures are market, geographic and project based. Details of key alliances and joint ventures are detailed below:

Partner(s)	Name	Sector	Coverage
Worley	WorleyParsons Energy Services	Oil and gas	Lower 48 states of the USA plus global projects executed in Houston for Houston-based clients
Parsons E&C (and Worley)	Parsons Iraq Joint Venture/Parsons Worley team	Oil and gas	Iraq
Risk Engineering	GCR	Power	Bulgaria
Fluor Daniel	PFD	Oil and gas	Project
Fluor International	Kashagan East Field Development Project ("KFDP")	Oil and gas	Projects in the Kashagan field in Kazakhstan
Amer Al Suleimani	Parsons Group Oman	Oil and gas, refining, chemicals and petrochemicals, power	Oman
Delta Tek Energy	Delta Afrik	Oil and gas	Nigeria
Maison Engineers and Constructors ("MEC")	Maison Parsons E&C	Oil and gas/power, refining, chemicals and petrochemicals, power	Global
The Industrial Company ("TIC")	Trac 10	Power	Project
Parsons Brinkerhoff	Iraq Power Alliance	Power	Iraq
Williams Union Boiler Company, Washington Group	GUBMK	Power	Project
Daar al-Riyadh Holding Company	Parsons E&C United Limited, Saudi Arabia	Oil and gas, refining, chemicals and petrochemicals	Saudi Arabia
Daar al-Riyadh Holding Company	DAR/PEL	Oil and gas, refining, chemicals and petrochemicals	Saudi Arabia

Description
This joint venture was established in December 2003 and combines the existing US upstream oil and gas, and pipeline services business of both Worley and Parsons E&C. The combined resources, technology and project management skills allow the joint venture to provide US clients with a comprehensive range of project delivery services for onshore and offshore energy-related developments
The Parsons Worley team was awarded the contract for the reconstruction management of the Iraq Oil Industry North in January 2004 by the US Army Corp of Engineers. The team is formed around a joint venture between Parsons E&C and an affiliate of Parsons Corporation with Worley as the third team member
Parsons E&C has a long-standing joint venture with Risk Engineering for the pursuit of power projects in Bulgaria. Risk Engineering is a local privately owned engineering company that operates solely in the power sector in Bulgaria
Parsons E&C and Fluor established a joint venture, PFD, to pursue and subsequently execute work for Tengizchevroil in Kazakhstan. PFD is the contractor for the EPCM services for the Second Generation and Sour Gas injection projects
Parsons E&C and Fluor established a joint venture, KFDP, to pursue and subsequently execute work for a consortium of major oil companies led by AGIP of Italy for onshore and offshore work in the Kashagan field in the Caspian Sea. KFDP has carried out the FEED work for the project and is now providing support services
Joint venture established with Amer Al Suleimani, an Omani, for the pursuit of engineering services contracts in Oman. Parsons Group Oman offers full service engineering and procurement services in the Oman market. The joint venture has a term contract with Petroleum Development Oman ("PDO") (a Shell-managed company) for providing facilities support services for PDO's assets in Oman
Joint venture established with Delta Tek Energy for the pursuit of oil and gas projects in Nigeria. Delta Tek Energy is a leading local engineering services provider in Nigeria. Delta Afrik is pursuing and executing work for international oil and gas majors in Nigeria such as ExxonMobil and ConocoPhillips
High value engineering company in Beijing serving both Parsons E&C and MEC. In July 2004, Worley became a joint venture partner
The Trac 10 joint venture between TIC and Parsons E&C was formed to participate in an alliance with Tractabel Power (the client) and Siemens Westinghouse (the equipment supplier) for the delivery of five power projects in the USA
Parsons E&C and Parsons Brinkerhoff (a separate company) formed an alliance through a joint venture to pursue and subsequently execute the program management of the reconstruction of the power industry in Iraq. Work is ongoing and is expected to continue for another two years. Parsons Brinkerhoff is one of the world's leading planning, engineering, and program and construction management organisations
Parsons E&C, in joint venture with Williams Union Boiler and The Washington Group (formerly Morrison Knudson) is providing construction management services to TVA for ongoing repair and upgrades at 11 coal-fired plants and 29 hydro-electric plants that form part of TVA's generating infrastructure. This is a contract that has been in place for more than 15 years and is renewable every five years, with the last renewal occurring in 2003
A joint venture company established to carry out major projects in Saudi Arabia
A joint venture for engineering services in Saudi Arabia

3.8 HISTORICAL FINANCIAL PERFORMANCE

A summary of the adjusted consolidated operating performance of the Parsons E&C Group is set out below:

SUMMARY OF RESULTS

ADJUSTED[1] FINANCIAL PERFORMANCE (US$)

US$m	12 months to 27 December 2002	12 months to 26 December 2003	6 months to 30 June 2004
Adjusted EBITDA	31.3	35.7	22.3
Depreciation	(3.4)	(4.8)	(2.1)
Amortisation	–	–	–
ADJUSTED EBIT	27.9	30.9	20.2

ADJUSTED[1] FINANCIAL PERFORMANCE (A$)

A$m	12 months to 27 December 2002	12 months to 26 December 2003	6 months to 30 June 2004
Adjusted EBITDA	57.8	54.7	30.2
Depreciation	(6.2)	(7.4)	(2.9)
Amortisation	–	–	–
Adjusted EBIT	51.6	47.3	27.3
Exchange rate[1]	0.54	0.65	0.74

NOTES:

1 Parsons E&C's financial statements have been prepared in US dollars. For the purposes of this table, amounts in US dollars have been converted to Australian dollars at the exchange rate prevailing at the time. These financial statements are based on the actual financial statements prepared by Parsons E&C and, other than the ESOP adjustment discussed below, do not reflect adjustments to revenue and expense items as referred to in Sections 4 and 5

In compiling the summary of results set out in this Section 3.8, the actual financial information of Parsons E&C has been adjusted to exclude expenses associated with Parsons E&C's pre-Acquisition funding structure. The adjustments have been made to exclude contributions to the ESOP by Parsons E&C that will not be required following the Acquisition. The financial impact of the adjustments has been to increase EBITDA for the periods reported, in the following amounts:

	12 months to 27 December 2002	12 months to 26 December 2003	6 months to 30 June 2004
Increase in EBITDA (US$)	14.2	13.4	7.8
Increase in EBITDA (A$)	26.3	20.6	10.6

RESULTS FOR THE 12 MONTHS ENDED 27 DECEMBER 2002

Following its sale by Parsons Corporation in January 2002, Parsons E&C directed significant resources into developing Parsons E&C as a stand-alone business.

In the year ended 27 December 2002, revenue and margin were principally driven by contracts with TVA, Tractebel, AGIP, TCO, Gemma Power, Calpine and Shell. The power and oil & gas groups accounted for approximately 47% and 43% of EBITDA respectively.

RESULTS FOR THE 12 MONTHS ENDED 26 DECEMBER 2003

Adjusted EBITDA for the 12 months ended 26 December 2003 grew by $4.4 million (approximately 14%) compared to the 12 months ended 27 December 2002. The increase was largely due to:

- increased workload in the hydrocarbon industry, in particular with the award of significant contracts in the Middle East and Central Asia. The oil and gas sector grew by approximately 27% in 2003; and
- partially offset by a decline in Power work. This was largely attributed to overcapacity in the domestic US market.

RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

Parsons E&C has traded strongly in the six months ended 30 June 2004, largely due to:

- increased capital spending in the hydrocarbon industry. The Oil & Gas group contributed approximately 63% of margins compared to 43% and 56% in the 12 months ended 27 December 2002 and 2003 respectively;
- oversupply of power capacity in the US, which resulted in a decline in gas turbine projects. Management increased Parsons E&C's exposure to solid fuel and nuclear power to counteract the decline. The Power group contributed 29% of total margin in the period; and
- management's continued focus on reducing margin volatility associated with EPC and LSTK contracts, which has resulted in an increase in the percentage of the business represented by recurring large, long-term cost reimbursable projects.

3.9 OUTLOOK

OIL & GAS

The outlook for the oil and gas sector remains strong. Companies are continuing to invest in major capital projects, with plans for additional projects in locations where Parsons E&C currently operates. In addition, energy prices have encouraged companies to explore the use of previously uneconomic energy resources, which may lead to further capital investment.

REFINING, CHEMICALS & PETROCHEMICALS

Activity levels in the refining, chemical and petrochemical sector have been relatively depressed over the last five years due to an oversupply of products. Demand for these products has begun to recover. Existing facilities are being upgraded in the US, the Middle East, South-East Asia and Australasia. New facilities are also being developed in Saudi Arabia, Kuwait, Qatar, Oman and China, with some in the early stages of feasibility evaluation.

POWER

Demand for power capacity is increasing at a growth rate of 4% to 6% per annum, with growth in developing countries such as China significantly higher. In the US, air quality projects continue to be a growing market as higher gas prices increase the use of coal for power generation.

4 Effect of the Acquisition and the Capital Raising



4.1 RATIONALE FOR THE TRANSACTION

Worley's corporate strategy is focused on the continued development and growth of the company based on six strategic differentiators:

- outstanding operational and corporate performance;
- focus on long-term contracts, integrated services and alliances;
- success in project delivery, large and small;
- comprehensive geographic presence and industry capability;
- identification, integration and growth of value-adding acquisitions; and
- portfolio of development projects.

The Acquisition will greatly assist Worley in further enhancing/achieving these differentiators.

4.1.1 OUTSTANDING OPERATIONAL AND CORPORATE PERFORMANCE

Parsons E&C's global reputation is built upon its impressive technical capabilities, strong client relationships and a strong track record of successful project delivery. The company also has the track record and systems necessary to pursue and deliver large-scale and complex projects. As resource projects continue to grow in size and complexity, WorleyParsons will be one of few global companies with the resources, technical capabilities and systems to meet the demands of these projects.

4.1.2 FOCUS ON LONG-TERM CONTRACTS, INTEGRATED SERVICES CONTRACTS AND ALLIANCES

The Parsons E&C business focuses on long-term projects. Long-term contracts provide increased revenue visibility and are highly compatible with alliance-based contracts. Alliance-based contracting is an important element of Worley's strategy. Coupled with a long-term contract base, the alliance-based approach gives Worley the opportunity to broaden the scope of its services and to lengthen the tenure of its contract relationships.

The scope to broaden the service offering across the client base of WorleyParsons and the opportunity to extend the long-term contracting approach across the merged business creates exciting growth prospects.

4.1.3 SUCCESS IN PROJECT DELIVERY

Parsons E&C has a strong international reputation for project delivery. The company also has the track record and systems necessary to pursue and deliver large-scale and complex projects. As resource projects continue to grow in size and complexity, WorleyParsons will be one of few global companies not only with the resources and technical capabilities, but also the systems, to meet the demands of these projects.

4.1.4 COMPREHENSIVE GEOGRAPHIC PRESENCE AND INDUSTRY CAPABILITY

Following the Acquisition, WorleyParsons will:

- be one of the leading global service providers to the hydrocarbons sector;
- have a significantly expanded capability in the power sector;
- have in excess of 9,500 employees globally operating across 29 countries;
- have major project execution centres in Europe, North America, South-East Asia, the Middle East and Australasia; and
- have a vastly improved operational base on which to continue its track record of growth.

The Acquisition provides Worley with an opportunity to make a step change in its technical capabilities and geographic presence, and create new opportunities for the combined group.

Worley and Parsons E&C have largely operated in different regions. Worley's presence in the Asia Pacific and Middle East regions is complemented by Parsons E&C's coverage of Europe, the Former Soviet Union and the Americas. This will give the combined group comprehensive geographic coverage and a global operational base.

The combined group will be able to extend skill sets throughout this operational base. Worley's offshore oil and gas, and minerals and metals expertise can be applied across Parsons E&C's client base in Europe, the Former Soviet Union and the Americas. Similarly, Parsons E&C's global capability in large project management onshore oil and gas, refining, petrochemicals and chemicals and power can be utilised across Worley's operations throughout South-East Asia, Australasia and the Middle East. This combined global reach will deliver services to the power, water, minerals and metals processing sectors worldwide.

4.1.5 IDENTIFICATION, INTEGRATION AND GROWTH OF VALUE-ADDING ACQUISITIONS

Subject to the matters discussed in Section 4.7.2, Worley expects the Acquisition to be earnings per share accretive (pre-amortisation) based on an expected nine month contribution for the year ending 30 June 2005.

4.1.6 PORTFOLIO OF DEVELOPMENT PROJECTS

The increased capability and coverage of the combined group may introduce new projects, both large and small, to WorleyParsons. The opportunity to participate in new projects, ranging from grassroots to full-scale operations fits the strategic objectives of Worley.

4.2 WORLEY'S PLAN FOR INTEGRATION OF THE BUSINESSES

Worley and Parsons E&C have developed a close working relationship through their existing joint ventures in the US and Middle East. This existing relationship provides mutual understanding on a range of common business issues. This has allowed a comprehensive assessment of the opportunities available to the combined group, as well as the development of a transition and integration plan as part of the Acquisition.

Worley and Parsons E&C have established a transition and integration team that comprises senior executives from both companies. The transition team will operate through a series of joint work groups, focusing on the six key differentiators detailed in Section 4.1. The integration team will ensure, amongst others, that the combined group has reporting, governance, and risk management systems appropriate for a publicly listed company. This includes:

- maintenance of Worley's health, safety and environmental standards;
- maintenance and strengthening of the client base of both companies;
- integration of work systems;
- identification of benchmark work practices across the combined group;
- identification and realisation of synergies;
- identification of value-adding opportunities across geographies and sectors; and
- protection and strengthening of employee skill base.

Although both Worley and Parsons E&C are significant participants in the global hydrocarbons industry, there is little overlap in geography or capability. Integration of operations is only expected in two areas (the Middle East and Canada) and is not expected to have a material impact on the business. A key focus of the transition and integration team will be to identify areas where the existing operations can collectively pursue new opportunities.

Providing greater access to new markets is a key rationale for the Acquisition. Worley and Parsons E&C have held initial strategy sessions to identify significant opportunities that previously would be considered as having low probability of success if pursued separately.

Performance in the areas of health, safety and environment is a vitally important aspect of Worley's business. With the aim of achieving a zero harm target, Worley recently announced the rollout of a global safety leadership program and an upgrade of health, safety and environment management systems. Ensuring that health, safety and environment remain key focuses of the WorleyParsons business will be a critical platform of the integration plan.

In the new integrated structure, Bill Hall, Chairman and CEO, Parsons E&C, will be responsible for operations in the Americas, Europe and the Former Soviet Union and will report to Worley Chief Executive Officer, John Grill. Operations in Australasia, South-East Asia and the Middle East will be managed within the existing Worley management structure and continue to report to John Grill. Corporate headquarters will remain in Sydney, with a number of the corporate functional roles to be located within operations.

4.3 CHANGE OF NAME

Following Completion, it is proposed that Worley will be renamed "WorleyParsons Limited", reflecting the heritage and the strong contributions of both the Worley and Parsons E&C businesses to the combined group. The change of name will be subject to Shareholder approval at the forthcoming Annual General Meeting of Worley shareholders. In addition, the name "Parsons E&C" will be retained and used in selected markets to ensure that the strong recognition and acceptance of the brand remains in place.

4.4 EFFECT ON FINANCIAL PERFORMANCE

4.4.1 SUMMARY OF EFFECT

Set out below is a summary of the effect of the Acquisition on Worley's financial performance for the year ended 30 June 2004 as if the Acquisition and new funding structure was effective on 1 July 2003.

This information is provided in summary format for illustrative purposes only. It is subject to the information limitations described in Section 4.4.2 and is not represented as being indicative of Worley's view on the future financial performance of WorleyParsons.

A$m[1]	Worley (Audited) 30 June 2004[2]	WorleyParsons (Unaudited Composite) 30 June 2004
Revenue	375.5	1,132.6
EBITDA	49.0	103.7
Depreciation	(4.1)	(10.4)
Amortisation	(4.5)	(20.7)
EBIT	40.4	72.6
Net interest income / (expense)	0.3	(6.9)
Profit before tax	40.7	65.7
Income tax expense	(10.1)	(21.3)
Net profit after tax	30.7	44.4

NOTES:

1 Parsons E&C's financial statements are prepared in US dollars. For the purposes of preparing the Composite financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 and 0.74 US dollars, being the average exchange rate for the six months ended 31 December 2003 and six months ended 30 June 2004 respectively

2 This is a summary of Worley's audited results only. The full financial reports are set out in the Worley Annual Report

4.4.2 INFORMATION LIMITATIONS IN PREPARATION OF COMPOSITE FINANCIAL INFORMATION

The Composite statement of net profit after tax set out above is based on Worley's reviewed pro-forma Statement of Financial Performance for the six months ended 30 June 2004 (which is described in Section 5.2.1), Worley's reviewed financial report for the six months ended 31 December 2003, the Parsons E&C reviewed financial report for the six months ended 30 June 2004, and the Parsons E&C adjusted unaudited results for the six months ended 31 December 2003 ("Parsons E&C Management Accounts").

In order to prepare the Composite statement of net profit after tax set out above, the following adjustments have been made to the Parsons E&C Management Accounts:

- *inclusion of amortisation of Parsons E&C goodwill on consolidation;*
- exclusion of expenses associated with the Parsons E&C pre-Acquisition funding structure;
- inclusion of expenses associated with the post-Acquisition funding structure; and
- inclusion of pro-forma tax expense of the US entities of Parsons E&C that were not liable for US federal taxes pre-Acquisition.

However, it is important to note that due to the necessarily limited access of Worley to the accounts, personnel and systems of Parsons E&C prior to the date of the Acquisition, the Parsons E&C Management Accounts have not been adjusted for all items which may otherwise be adjusted in order to present a pro-forma Statement of Financial Performance of WorleyParsons. It should be noted, in particular, that the Parsons E&C Management Accounts could not be adjusted for the following items:

- the effect of translating foreign currency and intercompany transactions at actual foreign exchange rates rather than budgeted rates;
- revenue recognition, which remains in accordance with Parsons E&C rather than Worley policies;
- reallocation of revenue and expenses that may relate to other periods; and
- other adjustments that may have been made preparing the full year consolidated Parsons E&C financial statements.

4.5 EFFECT ON FINANCIAL POSITION

Set out below is a summary of the effect of the Acquisition on WorleyParsons financial position as at 30 June 2004.

This information is provided in summary format for illustrative purposes only. It is not represented as being indicative of Worley's view on the future financial position of WorleyParsons. Further details of adjustments are set out in Section 5.

A$m[1]	Worley (Audited) 30 June 2004	Parsons E&C (Reviewed) 30 June 2004	Adjustments	WorleyParsons (Pro-forma) 30 June 2004
Assets				
Cash assets	24.1	55.9	(36.2)	43.8
Other current assets	105.0	191.1	5.8	301.9
Property, plant and equipment	9.3	19.0	0.1	28.4
Intangible assets	61.0	–	324.0	385.0
Other non-current assets	39.3	12.5	2.7	54.5
Total assets	**238.7**	**278.5**	**296.4**	**813.6**
Liabilities				
Current tax liabilities	6.1	3.1	16.6	25.8
Interest bearing liabilities	11.2	–	128.8	140.0
Other liabilities	81.0	203.3	7.7	292.0
Total liabilities	**98.3**	**206.4**	**153.1**	**457.8**
Net assets	**140.4**	**72.1**	**143.3**	**355.8**

NOTE:

1 Parsons E&C's financial statements are prepared in US dollars. For the purposes of preparing the Composite financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 US dollars, being the exchange rate on 30 June 2004

4.6 EFFECT ON ISSUED CAPITAL

The effect of the Capital Raising on Worley's issued capital is set out in the table below. The table shows the impact as though the Acquisition had already occurred and been funded by the Institutional Placement and the Entitlement Offer.

	Number of Shares on Issue
At 7 October 2004	149,356,711
New Shares issued in the Institutional Placement	22,403,507
New Shares issued in the Entitlement Offer	33,190,380
Total Shares on completion of Capital Raising	204,950,598

4.7 EFFECT ON EARNINGS PER SHARE

4.7.1 COMPOSITE EFFECT

On a Composite basis, the Acquisition would have been approximately 34.8% earnings per share accretive (pre-amortisation) for the 12 months ended 30 June 2004. It should be noted that this amount is determined by reference to the Composite Statement of Financial Performance in Section 4.4.1, and is therefore subject to the same limitations set out in Section 4.4.2. It is not represented as being indicative of Worley's view on the future financial performance of WorleyParsons.

Worley anticipates that there will be additional corporate and integration costs associated with the Acquisition. Worley's initial assessment indicates these costs will be in the order of $6.0 million, although the magnitude of such costs cannot be predicted with precision (see Section 7.3.1). After adjusting for these additional expenses, the Acquisition would have been approximately 27.4% earnings per Share accretive (pre-amortisation) for the 12 months to 30 June 2004.

4.7.2 EXPECTED EFFECT

The Directors believe the combined WorleyParsons business will be capable of producing improved financial returns compared to each of Worley and Parsons E&C on a stand-alone basis.

The Acquisition is expected to be earnings per share accretive (pre-amortisation) based on a nine month contribution for the year ending 30 June 2005. This conclusion is subject to reasonable conditions in the markets in which WorleyParsons operates. Changes in conditions may result in a materially positive or negative impact on the future performance of WorleyParsons.

The main factors that will impact the future performance of WorleyParsons are summarised below:

- the outlook for the stand-alone Worley remains strong (see Section 2.8). The company started the new financial year with all key markets and sectors experiencing positive conditions, in particular Hydrocarbons and Minerals & Metals. Worley is well positioned throughout the business to respond to these opportunities, and subject to conditions remaining reasonable in these markets expects to deliver a further increase in earnings in 2005;
- since its sale by Parsons Corporation to the ESOP in January 2002, Parsons E&C has experienced year-on-year growth in EBIT (see Section 3.8). Subject to reasonable conditions in the markets in which Parsons E&C operates, Worley believes that the outlook for the stand-alone Parsons E&C is also strong (see Section 3.9);
- Worley does not expect significant revenue synergies in the year ending 30 June 2005 as a result of the Acquisition, over and above revenue growth that each business could expect to achieve on a stand-alone basis given current and expected market conditions. However, following integration, WorleyParsons expects to be in a sound position to explore opportunities for additional revenue sources and synergies;
- the goodwill arising from the Acquisition is expected to be approximately $324.0 million. Amortisation charge on this goodwill is expected to be approximately $12.2 million for the nine months ending 30 June 2005. However, these figures will vary depending on movement in the net assets of Parsons E&C Group between 1 July 2004 and the Acquisition date. The introduction of IFRS will have an impact on the reported results of WorleyParsons (including the treatment of goodwill) from the year ending 30 June 2006 (see Section 5.2.2);
- Worley proposes to fund the Acquisition through a combination of ordinary equity and debt. The new Facilities (see Section 8.3) will be denominated in a mixture of US dollars, UK pounds sterling, and Australian dollars. The weighted average interest rate applicable to such debt is expected to be approximately 5.0% to 5.5% in the year ending 30 June 2005, but this cannot be predicted with precision; and
- as a result of the Acquisition, the composite tax rate for WorleyParsons is expected to be in the range of 30% to 35% in the year ending 30 June 2005 (slightly above the equivalent present rate for the Worley Group), on the basis there are no material changes in tax legislation in countries in which WorleyParsons will operate and there are no material changes in the present geographic earnings mix of Worley and Parsons E&C.

4.8 EFFECT ON DIVIDENDS

The Board reviews Worley's level of dividend payment, and will continue to do so after the Acquisition, taking into consideration financial performance, changes to the tax system, ongoing capital requirements and further investment opportunities.

The Directors have no present intention, assuming the future availability of sufficient distributable profit and in the absence of unforeseen events, to reduce the current level of dividends per Share as a result of the Acquisition.

However, to the extent that an increasing proportion of Worley's earnings are derived outside Australia, it is possible future dividends will be franked at a level lower than the historic level of 100%.

5

Independent Accountant's Report and Financial Information



ERNST & YOUNG

□ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

□ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

5.1 INDEPENDENT ACCOUNTANT'S REPORT

11 October 2004

The Board of Directors
Worley Group Limited
Level 7
116 Miller Street
NORTH SYDNEY NSW 2060

Dear Sirs

INDEPENDENT ACCOUNTANT'S REPORT

1. INTRODUCTION

The Directors have requested Ernst & Young to prepare an Independent Accountant's Report ("our Report") for inclusion in a prospectus (the "Prospectus") to be dated on or about 11 October 2004 relating to the offer by Worley of up to 33.2 million new shares at $4.10 each to shareholders. The amount to be raised in the Capital Raising is approximately $227.9 million.

We have been requested to prepare an Independent Accountant's Report on the following financial information (collectively referred to as the "Financial Information") as set out in Section 5.2 of the Prospectus:

– the actual consolidated Statement of Financial Position as at 30 June 2004 and the actual consolidated Statement of Financial Performance for the six months then ended of Worley (the "Historical Financial Information of Worley");
– the adjusted consolidated Statement of Financial Performance for the six months ended 30 June 2004 and the adjusted consolidated Statement of Financial Position as at 30 June 2004 of Parsons E&C Corporation ("Parsons E&C") (the "Adjusted Historical Financial Information of Parsons E&C"); and
– the pro-forma consolidated Statement of Financial Performance for the six months ended 30 June 2004 and the pro-forma consolidated Statement of Financial Position as at 30 June 2004 of WorleyParsons that assumes Completion of the contemplated transactions set out in Section 8.1.1 of the Prospectus, and the adjustments set out in Section 5.2 of the Prospectus, as at the dates stated ("the Pro-Forma Financial Information").

Expressions defined in the Prospectus have the same meaning in our Report.

2. BACKGROUND

Worley was incorporated on 2 March 2001 and listed on ASX after a successful initial public offering in late 2002. Since listing on ASX, Worley has continued to grow organically and via acquisition.

The principal purpose of issuing New Shares is to provide sufficient capital to Worley to complete the acquisition of 100% of the outstanding shares in Parsons E&C. Parsons E&C is a global engineering design and project services company.

3. FINANCIAL INFORMATION

The Directors of Worley have prepared, and are responsible for, the Pro-Forma Financial Information contained in the Section 5.2 of the Prospectus. We disclaim any responsibility for any reliance on our Report or on the Pro-Forma Financial Information to which it relates for any purpose other than for which it was prepared. This report should be read in Conjunction with the full Prospectus.

Historical Financial Information of Worley

Ernst & Young is the auditor of Worley and has audited the consolidated financial report of Worley for the year ended 30 June 2004 ("full year report"), and reviewed the consolidated half year financial report for the six months ended 31 December 2003 ("half year report"). We have expressed an unqualified audit opinion and unqualified review statement, respectively, on those financial statements.

The Directors have compiled an actual consolidated Statement of Financial Performance for the six months ended 30 June 2004 by subtracting the half year report from the full year report.

Adjusted Historical Financial Information of Parsons E&C

Management of Parsons E&C has prepared consolidated Statements of Financial Position and Financial Performance as at 30 June 2004 and for the six months then ended using Generally Accepted Accounting Principles of the US and the existing accounting policies of Parsons E&C.

The Directors have adjusted the historical financial information of Parsons E&C to conform with the applicable Australian accounting standards, other mandatory professional reporting requirements and the accounting policies adopted by Worley. The adjusted Historical Financial Information of Parsons E&C has been translated to Australian dollars for the purpose of presenting it in the Prospectus.

Adjustments have also been made to the consolidated Statement of Financial Performance of Parsons E&C to reflect comparability and consistency of reported results, to reallocate revenues and expenses to the most appropriate accounting period and to reflect reassessments of accounting estimates.

These adjustments are set out in Note 4 of Section 5.2.1 of the Prospectus.

Pro-Forma Consolidated Financial Information

The pro-forma consolidated Statement of Financial Performance has been prepared by the Directors as if the Capital Raising and the Acquisition had occurred as at 1 January 2004. The adjustments made as part of these pro-forma transactions are set out in Note 4 of Section 5.2.1 of the Prospectus.

The Directors have also prepared the pro-forma consolidated Statement of Financial Position of Worley as at 30 June 2004 as if the Capital Raising and the Acquisition had occurred as at 30 June 2004. The adjustments made as part of these pro-forma transactions are set out in Note 1 of Section 5.2.2 of the Prospectus.

4. SCOPE

We have conducted independent reviews of the Financial Information as set out in Section 5.2 of the Prospectus in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that:

(a) the Financial Information is not presented fairly in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other professional reporting requirements in Australia; and

(b) in the case of the pro-forma financial information, as if the pro-forma transactions set out in Sections 5.2.2 and 8.1.1 had occurred at the dates stated.

We have also considered whether the adjustments as described in Note 4 of Section 5.2.1 and Note 1 of Section 5.2.2 to the Financial Information form a reasonable basis for the preparation of the pro-forma Financial Information.

Our reviews were conducted in accordance with Australian Auditing Standard AUS902 "Review of Financial Reports" and were limited to enquiries of Worley and Parsons E&C personnel, reading of supporting workpapers, review of the financial statements, reading of contracts, Directors' minutes and other documents, analytical review procedures applied to the financial data, performance of certain limited verification procedures and establishment of consistency in application of accounting standards and policies.

These review procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed audits on this financial information and, accordingly, we do not express an audit opinion.

We have not conducted an audit or a review on other financial disclosures contained within the Prospectus not related to the Financial Information set out in Sections 5.2.1 and 5.2.2 of the Prospectus. Specifically, we have not audited or reviewed the unaudited composite financial information as set out in Section 4.4 of the Prospectus.

5. REVIEW STATEMENTS

Historical Financial Information

Based on our reviews, which are not audits, nothing has come to our attention that causes us to believe that the historical financial information of Worley and Parsons E&C as set out in Section 5.2 of the Prospectus does not present fairly the financial position of Worley and Parsons E&C as at 30 June 2004 and their financial performances as represented by the results of their operations for the six months then ended, in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other mandatory reporting requirements in Australia.

Pro-Forma Financial Information

Based on our review, which was not an audit, nothing has come to our attention that causes us to believe that the pro-forma Financial Information as set out in Section 5.2 of the Prospectus does not present fairly the financial position of Worley as at 30 June 2004 and the results of its operations for the six months then ended, in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other mandatory reporting requirements in Australia, as if the pro-forma transactions set out in Sections 5.2.2 and 8.1.1 of the Prospectus had occurred as at the dates stated.

6. SUBSEQUENT EVENTS

To the best of our knowledge and belief, and based on the work we have performed as described in the scope paragraph above, there have been no material transactions or events subsequent to 30 June 2004, other than those included in this Prospectus, which require comment on, or adjustment to, the information referred to in our report and that would cause the information included in the report to be misleading.

7. INDEPENDENCE AND OTHER DISCLOSURES

Ernst & Young is the auditor of Worley and does not have any pecuniary interest that could reasonably be regarded as being capable of affecting its ability to give unbiased opinions on these matters. Ernst & Young will receive a professional fee for the preparation of our Report, certain acquisition due diligence activities, and assistance in drafting the Prospectus.

Ernst & Young is independent of Worley and has met the independence requirements of Australian professional ethical pronouncements and the Corporations Act. In addition to our professional services noted above in connection with the offer of New Shares, we acted as auditor of Worley, provided accounting advice and limited tax advisory and compliance services. The provision of these services has not impaired our independence.

Consent for the inclusion of the Independent Accountant's Report in the Prospectus in the form and context in which it appears has been given. At the date of our Report, this consent has not been withdrawn.



Ernst & Young

5.2 FINANCIAL INFORMATION

5.2.1 STATEMENT OF CONSOLIDATED FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED 30 JUNE 2004

A$M	WORLEY (REVIEWED) (NOTE 2)	PARSONS E&C (REVIEWED) (NOTE 3)	ADJUSTMENTS (PRO-FORMA) (NOTE 4)	WORLEYPARSONS (PRO-FORMA) (REVIEWED)
Revenue	197.0	428.0	16.9	641.9
Cost of Sales	(152.6)	(357.6)	(1.7)	(511.9)
Gross margin	**44.4**	70.4	**15.2**	**130.0**
Selling, general and administration expenses	(12.7)	(50.5)	(0.1)	(63.3)
Other income	5.3	–	(1.2)	4.1
Other expense	(8.2)	(0.3)	(2.6)	(11.1)
Interest expense	(0.8)	–	(3.6)	(4.4)
Depreciation/amortisation	(3.9)	(2.8)	(8.0)	(14.7)
Profit before tax	24.1	16.8	(0.3)	40.6
Income tax expense	(6.2)	(3.8)	(3.6)	(13.6)
Profit after tax	**17.9**	**13.0**	**(3.9)**	**27.0**
Earnings per Share (Note 5) (cents)	12.02	n/a	n/a	13.17

Note:

1 Parsons E&C financial statements are prepared in US dollars. For the purposes of preparing the Pro-Forma Financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.74 US dollars, being the average exchange rate for the six months ended 30 June 2004

Note 1 Accounting Policies

The financial information has been prepared in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other mandatory reporting requirements in Australia. It is prepared in accordance with the historical cost convention. The accounting policies adopted are consistent with those set out in the Worley financial statements for the year ended 30 June 2004.

Note 2 Basis of Actual Worley Financial Information

The statement of financial performance of Worley for the six months ended 30 June 2004, subject to audit review, was compiled from the audited financial statements for the full year ended 30 June 2004 and the half year reviewed financial statements for the six months ended 31 December 2003.

Note 3 Basis of Preparation of Reviewed Parsons E&C

Management of Parsons E&C has prepared consolidated Statements of Financial Position and Financial Performance as at 30 June 2004 and for the six months then ended using generally accepted accounting principles of the US and the existing accounting policies of Parsons E&C.

The Directors have adjusted the historical financial information of Parsons E&C to conform with Australian applicable accounting standards, other mandatory professional reporting requirements and the accounting policies adopted by Worley. The Adjusted Historical Financial Information of Parsons E&C has been translated to Australian dollars for the purpose of presenting in the Prospectus.

Adjustments have also been made to the consolidated Statements of Financial Performance of Parsons E&C to reflect comparability and consistency of reported results, to reallocate revenues and expenses to the most appropriate accounting period and to reflect reassessments of accounting estimates.

Note 4 Basis of Preparation of the Pro-Forma Statement of Financial Performance

The Pro-Forma Consolidated Statement of Financial Performance represents the actual consolidated Statements of Financial Performance of Worley, as described in Note 1 above, and the actual consolidated Statement of Financial Performance of Parsons E&C adjusted to assist in the comparability and consistency of reported results, to reflect the adjustments listed below including giving effect to the transactions associated with the Capital Raising and the Acquisition as contemplated in the Prospectus as if they had occurred as at 1 January 2004. The adjustments made to items of revenue and expense are as follows:

- recognition of contract revenue and profit on a basis consistent with Worley and in doing so, profits on a specific fixed price contract will only be recognised on completion due to the uncertainty in determining the costs of the contract;
- amortisation of Parsons E&C goodwill on consolidation;
- exclusion of expenses associated with Parsons E&C pre-Acquisition funding structure;
- inclusion of expenses associated with the post-Acquisition funding structure;
- consolidation of WPES, which was previously equity accounted by Worley;
- restatement of the translation of certain Subsidiary intercompany balances, which are not entitled to use functional US dollar currency under Australian accounting standards; and
- inclusion of pro-forma tax expense for the US entities of Parsons E&C that were not liable for US federal taxes pre-acquisition.

Note 5 Earnings per Share

Basic actual earnings per Share	12.02¢
Weighted average number of Shares used as the denominator in calculating	
Basic actual earnings per Share	149,356,711
Basic Pro-Forma Earnings per Share	13.17¢
Weighted average number of Shares used as the denominator in calculating	
Basic Pro-Forma earnings per Share	204,950,598

5.2.2 STATEMENT OF CONSOLIDATED FINANCIAL POSITION AS AT 30 JUNE 2004

Worley's Pro-Forma Statement of Financial Position as at 30 June 2004 showing the net effect of the Acquisition and the Capital Raising as if the Acquisition and the Capital Raising had occurred on 30 June 2004 is as follows

A$M	WORLEY (AUDITED)	ADJUSTED PARSONS E&C (REVIEWED)	ACQUISITION ADJUSTMENTS	FUNDING ADJUSTMENTS	PRO-FORMA WORLEYPARSONS (REVIEWED)
ASSETS					
CURRENT ASSETS					
Cash assets	24.1	55.9	0.6	(36.8)	43.8
Receivables	84.4	116.9	6.7	–	208.0
Inventories	17.9	70.0	(1.0)	–	86.9
Other financial assets	2.7	4.2	0.1	–	7.0
TOTAL CURRENT ASSETS	129.1	247.0	6.4	(36.8)	345.7
NON-CURRENT ASSETS					
Equity accounted investments	27.8	9.6	(1.2)	–	36.2
Other financial assets	0.1	–	–	–	0.1
Property, plant and equipment	9.3	19.0	0.1	–	28.4
Goodwill	30.7	–	324.0	–	354.7
Other intangible assets	30.3	–	–	–	30.3
Deferred tax assets	8.9	2.9	1.3	–	13.1
Other	2.5	–	–	2.6	5.1
TOTAL NON-CURRENT ASSETS	109.6	31.5	324.2	2.6	467.9
TOTAL ASSETS	238.7	278.5	330.6	(34.2)	813.6
LIABILITIES					
CURRENT LIABILITIES					
Payables	44.2	90.3	6.0	–	140.5
Interest bearing liabilities	10.9	–	0.8	–	11.7
Deferred income	–	88.2	(1.7)	–	86.5
Tax liabilities	6.1	3.1	16.6	–	25.8
Provisions	24.2	24.8	3.4	–	52.4
TOTAL CURRENT LIABILITIES	85.4	206.4	25.1	–	316.9
NON-CURRENT LIABILITIES					
Interest bearing liabilities	0.3	–	–	128.0	128.3
Deferred tax liabilities	9.9	–	–	–	9.9
Provisions	2.7	–	–	–	2.7
TOTAL NON-CURRENT LIABILITIES	12.9	–	–	128.0	140.9
TOTAL LIABILITIES	98.3	206.4	25.1	128.0	457.8
EQUITY					
Contributed equity	108.8	–	–	215.4	324.2
Reserves	(6.0)	72.1	305.5	(377.6)	(6.0)
Retained profits	36.0		–	–	36.0
Equity attributable to members of Worley	138.8	72.1	305.5	(162.2)	354.2
Outside equity interests	1.6	–	–	–	1.6
TOTAL EQUITY	140.4	72.1	305.5	(162.2)	355.8

NOTES:

1 Parsons E&C financial statements are prepared in US dollars. For the purposes of this table, amounts in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 US dollars, being the exchange rate at 30 June 2004

Note 1 Basis of Preparation of the Pro-Forma Statement of Financial Position

The Pro-Forma Statement of Financial Position as at 30 June 2004 represents the audited actual Consolidated Statement of Financial Position of Worley as at 30 June 2004 and the reviewed actual Consolidated Statement of Financial Position of Parsons E&C and is adjusted to incorporate the effect of the following transactions, which are expected to occur subsequent to 30 June 2004 as if they had occurred as at that date:

- receipt of proceeds of A$227.9 million from the issue of approximately 55.6 million Shares in the Capital Raising;
- settlement by cash of equity raising expenses (including underwriting fees, professional fees and other offer costs) estimated to be A$12.5 million, recognised as a reduction to contributed equity;
- settlement by cash of the debt raising expenses estimated to be A$2.6 million recognised as a prepaid borrowing cost;
- borrowing A$128 million of external debt;
- purchase of Parsons E&C for US$245 million (converted to Australian dollars at one Australian dollar equals 0.69 US dollars, being the exchange rate at 30 June 2004), together with the payment to advisers of A$0.9 million of other related Acquisition costs;
- adjustments to the fair value of various Parsons E&C assets and liabilities on acquisition by Worley;
- recognition of a US$15 million pre-acquisition distribution by Parsons E&C;
- vesting and payment of long term incentive plan of US$5.9 million and US$7.7 million respectively;
- retranslation of UK Subsidiaries under Australian accounting standards; and
- reversal of equity accounted investment in WPES by Worley and consolidation of 100% thereof.

Impact of Adopting AASB Equivalents to IASB Standards

Worley has commenced the transition of accounting policies and financial reporting from current Australian accounting standards to Australian equivalents of International Financial Reporting Standards ("IFRS"). Worley is required to prepare its first fully IFRS compliant financial report for the year ending 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect Worley on adoption of IFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Worley after it completes the Acquisition. At this stage, the financial impact to the group has not been fully quantified.

Acquisition Accounting

Given the significance of the proposed Acquisition, the differences in acquisition accounting arising from the adoption of AASB 3: "Business Combinations" could be significant. Restructuring provisions will not be able to be recognised on a pre-acquisition basis and contingent liabilities at Acquisition Date are fair valued and included in the calculation of the net assets and liabilities acquired. Goodwill is allocated to cash generating units. Under AASB3, Worley has 12 months following the Acquisition to adjust the provisional allocation of fair values. Reliable estimation of the future financial effects of these differences is impracticable because the conditions under which a revised fair valuation may eventuate are not yet known.

Goodwill

Under AASB 3: "Business Combinations", goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing at the cash generating unit level. This will result in a change in the Group's current accounting policy that amortises goodwill, over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. As there will be a significant component of the cost of assets acquired attributable to goodwill, the increase in reported earnings will be significant as this goodwill is no longer amortised. However, reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which any impairment will arise are not yet known.

Impairment of Assets

Under AASB 136: "Impairment of Assets", the recoverable amount of an asset is determined as the higher of fair value less costs to sell and value in use. This will result in a change in the group's current accounting policy that determines the recoverable amount of an asset on the basis of discounted cash flows. (Under the new policy, it is possible that impairment of assets will be recognised sooner and that the amounts of write-downs will be greater.) Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible Assets

The Worley trade name satisfies the conditions of AASB 138: "Intangible Assets", with respect to recognition as an intangible asset upon transition to IFRS and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. Should the asset be determined to have an indefinite life in accordance with AASB 138, there will be no further amortisation.

Income Taxes

Under AASB 112: "Income Taxes", Worleyy will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the Worley trade name. Under the current accounting policy, the tax effect of the trade name is not recognised. It is not expected that there will be any further material impact as a result of the adoption of this standard.

Share-Based Payments

Under AASB 2: "Share-Based Payments", Worley is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share based payments issued after 7 November 2002 that have not vested as at 1 January 2005. Worley already applies the provisions of this standard and it is not expected that there will be any further material impact on formal adoption.

Hedge Accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- identify the type of hedge – fair value or cash flow;
- identify the hedged item or transaction;
- identify the nature of the risk being hedged;
- identify the hedging instrument;
- demonstrate that the hedge has and will continue to be highly effective; and
- document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Worley hedges a specific identifiable cash flow transaction with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material impact as a result of adoption of this standard.



Board of Directors and Executive Group



6. BOARD OF DIRECTORS AND EXECUTIVE GROUP

6.1 BOARD OF DIRECTORS

Worley's board of directors is composed as follows:



JOHN GRILL
CHIEF EXECUTIVE OFFICER



JOHN SCHUBERT
CHAIRMAN AND
NON-EXECUTIVE DIRECTOR

RON MCNEILLY
DEPUTY CHAIRMAN AND
NON-EXECUTIVE DIRECTOR





DAVID HOUSEGO
CHIEF FINANCIAL OFFICER



GRAHAME CAMPBELL
NON-EXECUTIVE DIRECTOR

ERICH FRAUNSCHIEL
NON-EXECUTIVE DIRECTOR





JOHN GREEN
NON-EXECUTIVI



BILL HALL
PROPOSED DIRECTOR



SHARON SILLS
COMPANY SECRETARY
AND GROUP TAX MANAGER

JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Ltd in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with Worley's joint ventures.

JOHN SCHUBERT
CHAIRMAN AND
NON-EXECUTIVE DIRECTOR

John joined the Worley advisory board as Chairman in August 2000 and will retire as Chairman effective at the conclusion of the Annual General Meeting on 15 November 2004 but will remain as a Non-Executive Director until 2005. A chemical engineer by training, John commenced his career in 1969 with ESSO in Australia. In his 24 year relationship with ESSO, John held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, John was appointed Managing Director of Pioneer International and led that business to its merger with Hanson plc in May 2000. John is currently Deputy Chairman elect of Commonwealth Bank of Australia and Chairman of G2 Therapies Limited. John is also director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton plc.

RON MCNEILLY
DEPUTY CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Ron is a member of the Worley Audit and Risk Committee and has been elected to replace John Schubert as Chairman following the Annual General Meeting on 15 November 2004. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is also the Chairman of the Melbourne Business School, Chairman of Ausmelt Limited, Director of Alumina Limited, and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined Worley in July 1999. David led the corporate reorganisation and subsequent initial public offering and listing on ASX of Worley in 2002 and represents Worley on a number of its joint venture companies. His finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil. Previously, David worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia

GRAHAME CAMPBELL
NON-EXECUTIVE DIRECTOR

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers Australia and the Australian Pipeline Industry Association. Grahame was a member of the Worley advisory board for four years.

ERICH FRAUNSCHIEL
NON-EXECUTIVE DIRECTOR

Erich is the Chairman of the Worley Audit and Risk Committee. Erich retired as an Executive Director and Chief Financial Officer of Wesfarmers Limited in July 2002. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Foodland Associated Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers Limited to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and was appointed Finance Director in 1992.

JOHN GREEN
NON-EXECUTIVE DIRECTOR

John was a member of Worley's advisory board for nine years prior to listing, including a period as its Chairman. John is also a member of the Nominations and Remuneration Committee John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehills and Dawson Waldron. John is a director of the Macquarie Bank Foundation, Macquarie's Philanthropic foundation and is also a director of The Centre for Independent Studies, a not-for-profit public policy "think tank". He is a member of the Finance Committee of the Children's Hospital at Westmead. Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

It is the intention of the Board that, subsequent to Completion of the Acquisition, Mr William (Bill) Hall, Chairman and CEO, Parsons E&C, will join the Board.

BILL HALL
PROPOSED DIRECTOR

William (Bill) Hall became Chairman and CEO of Parsons E&C Corporation in 2002. Prior to this current position, he served as President of Parsons Energy & Chemical Group Inc. (1997-2001), President of Parsons Process Group Inc. (1995 - 1997), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has a 25-year tenure with Parsons E&C. He has a Bachelor's and Master's degree in Chemical Engineering, and has completed the Executive Program at Stanford University.

SHARON SILLS
COMPANY SECRETARY AND GROUP TAX MANAGER

Sharon Sills is a member of The Institute of Chartered Accountants of Australia and Chartered Secretaries Australia Ltd. She has over 12 years' experience in taxation, both in the profession and in commerce. Prior to joining Worley, Sharon was a Taxation Manager with Arthur Andersen and briefly with NRMA Limited. Sharon joined Worley in May 2000 as Group Taxation Manager and assisted with group restructuring prior to the initial public offering and with the listing of the company.

6.2 CVS OF KEY EXECUTIVES









JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Ltd in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with Worley's joint ventures.

BILL HALL
PROPOSED DIRECTOR

William (Bill) Hall became Chairman and CEO of Parsons E&C Corporation in 2002. Prior to this current position, he served as President of Parsons Energy & Chemical Group Inc. (1997-2001), President of Parsons Process Group Inc. (1995 - 1997), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has a 25-year tenure with Parsons E&C. He has a Bachelor's and Master's degree in Chemical Engineering, and has completed the Executive Program at Stanford University.

DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined Worley in July 1999. David led the corporate reorganisation and subsequent initial public offering and listing on ASX of Worley in 2002 and represents Worley on a number of its joint venture companies. His finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil. Previously, David worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia. He has a degree in Business Administration from Macquarie University, and is a fellow of the Australian Society of CPA's.

DAVID BAUGHEN

David joined Parsons E&C in 2003 as the Managing Director of Parsons E&C Europe with responsibility for Europe, Africa and the Middle East. David brings 25 years of international experience in the hydrocarbon industry, on two previous occasions as managing director and has also held senior positions in engineering and business development. He holds a Bachelor of Science and a Master of Science in Engineering. He is a Chartered Engineer and a member of both the Institution of Civil Engineers and the Institution of Structural Engineers and a member of the Institute of Directors.



PETER MEURS

Peter joined Worley in 1988 and has functioned in project management and company development roles including establishing the foundations of Worley's process business, the establishment and growth of alliance and integrated services contracts in the Hydrocarbons and Minerals, Metals & Chemicals groups and the development of Worley's New Zealand business. Peter is responsible for Worley's Australian locations and is the Chief Executive Officer of Transfield Worley, with a Bachelor degree in Mechanical Engineering and a Fellow of the Institution of Engineers, Australia. Peter is also a member of the Australian Institute of Company Directors.

JEFF OSBORNE

Jeff is the Senior Vice President - Business Development responsible for all global sales and market strategies in the oil and gas, refining, chemicals, petrochemicals, and power markets. He has over 35 years experience (nine years' working internationally) in the process industries including oil refining, petrochemicals, specialty chemicals, biotechnology, and pharmaceuticals. Jeff has a Bachelor of Science in Nuclear Engineering and was a member of the American Institute of Chemical Engineers.

EDWARD PAGANO

Edward joined Parsons E&C in 1998 after holding senior financial positions at The Shaw Group and Kvaerner John Brown. Edward brings over 20 years of experience in the oil and gas, chemical and refining industries. As Parsons E&C Chief Operating Officer, he is responsible for engineering and construction management serving the power, oil and gas, chemical and refining markets across the globe. Edward holds a Master of Business Administration and a Bachelor of Science in Accounting.

IAIN ROSS

With responsibility for Worley's Hydrocarbons group, Iain began his career in the UK North Sea working for Conoco (UK) in 1983. He worked for international oil and gas companies including McDermott International Inc, John Brown and Amec Engineering prior to joining Worley in 1994 as manager of the Brunei office. Iain has a Bachelor degree in Mechanical Engineering and is a Fellow of the Institution of Engineers, Australia.

ANDREW WOOD

Andrew has over 20 years' experience in the oil and gas industry and was responsible for Worley's international locations. Andrew will be responsible for integration management. Andrew has been responsible for Worley's expansion into Thailand, the Middle East, Canada and China. He holds a Bachelor degree in Engineering and Graduate Diplomas in Financial Management and Labour Management Relations. He is also a Fellow of the Institution of Engineers, Australia.

7

Risk Factors



7.1 INTRODUCTION

This Section discusses some of the risks associated with the Acquisition and with an investment in Worley and WorleyParsons. It should be read in conjunction with Section 3, which includes additional detail on the Parsons E&C Group and the business risks and opportunities associated with it.

Potential investors should read this Prospectus in its entirety, carefully consider their personal circumstances and consult their stockbroker, solicitor, accountant or professional adviser before making an investment decision.

7.2 GENERAL RISKS

7.2.1 GENERAL INVESTMENT

There are risks associated with investment in equities, generally. The trading price of shares in Worley may fluctuate with movements in equity capital markets in Australia and internationally.

It should be noted that there is no guarantee that the New Shares will trade at or above the Application Price.

7.2.2 GENERAL ECONOMIC CONDITIONS

Worley's operating and financial performance is influenced by a variety of general economic and business conditions including the level of inflation, interest rates and exchange rates and government fiscal, monetary and regulatory policies, and this will continue to be the case for WorleyParsons. Prolonged deterioration in general economic conditions, including an increase in interest rates or decrease in consumer and business demand, could be expected to ultimately have an adverse impact on WorleyParsons operating and financial performance, although because of the extended time periods involved in many of the projects in which WorleyParsons is involved, the impact might not be immediate.

7.3 RISKS ASSOCIATED WITH THE ACQUISITION

7.3.1 WORLEY MAY NOT REALISE THE BENEFITS IT EXPECTS FROM THE PROPOSED ACQUISITION.

Worley has undertaken substantial due diligence, and prepared a detailed financial analysis of the Parsons E&C Group, in connection with the Acquisition. In preparing this analysis, Worley has relied on information provided by Parsons Corporation and Parsons E&C. To the extent that the actual results achieved by the Parsons E&C businesses are lower than those indicated by the information so provided or by Worley's analysis of it, there is a risk that WorleyParsons' future profitability could be undermined.

In particular, Worley may not be able to successfully integrate its operations with those of Parsons E&C or to realise over time the full benefits that Worley anticipates from the Acquisition. The Acquisition involves the integration of businesses that have previously operated independently. In addition, Parsons E&C has operated as a separate business only since January 2002. Integration of the businesses will involve, among other things, coordinating geographically separated organisations, integrating complex information technology systems, integrating personnel with diverse business backgrounds, acquiring and developing coordinated policies on corporate services such as treasury and insurance, and combining different corporate and workplace cultures.

Integration of the Worley and Parsons E&C businesses is a key aspect of the Acquisition and a significant undertaking of itself, particularly given the scale of the two businesses and Parsons E&C's relatively short life as an autonomous business. The process of integrating operations could, among other things, divert management's attention, interrupt or reduce the performance of the activities of one or more of the businesses, and result in the loss of key personnel, any of which could have an adverse effect on WorleyParsons' business and financial condition.

To address this risk, Worley has developed a comprehensive transition and integration plan, which is described in further detail in Section 4.2. A transition and integration team comprising senior executives from both Worley and Parsons E&C has been established. Worley considers its successful integration of acquired businesses as a core skill that has led to its growth over the last 10 years and is confident of its ability to integrate the Worley and Parsons E&C businesses.

7.3.2 ASBESTOS

Based on its due diligence investigations, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C, Worley is not aware of any circumstance that is likely to lead to a material unindemnified exposure for WorleyParsons in respect of asbestos liabilities after Completion.

Certain members of Parsons E&C Group (which, from Completion, will become Subsidiaries of Worley) and other Subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos. These claims stem primarily from work performed by these entities in the 1950s and 1960s as design or construction engineers involved in the construction of several oil refineries, petrochemical facilities and steel mills in the US. As design or construction engineers, these Subsidiaries are alleged to have directed asbestos to be installed on these projects. The plaintiffs in the litigation generally claim that they or family members worked in various capacities (such as tradesmen or labourers) at these sites, where they were allegedly exposed to asbestos. In general, the claims are bodily injury claims brought by workers or families of workers who have contracted asbestos-related illness.

Various members of the Parsons E&C Group are, along with members of the Parsons Corporation Group, believed, based on a review of available policy information, to be named as insureds under various policies of insurance which are believed to provide coverage, subject to various limits, against asbestos liabilities. It should be noted, however, that given the time periods involved, definitively identifying and proving coverage can be problematic. In addition, policy language is sometimes unclear or policy documentation incomplete or missing.

To date, the asbestos liabilities of the Parsons Corporation Group and the Parsons E&C Group have resulted in aggregate indemnity payments to plaintiffs and defence costs which the Directors believe are not significant in relation to the Acquisition as a whole. All defence costs and indemnity payments have been covered by insurance.

The history of asbestos litigation in the US has been highly volatile and unpredictable. Moreover, it is not possible to predict the development of future asbestos claims against the Parsons E&C Group or the likelihood that the current payouts pursuant to settlements will remain consistent. Factors that could unpredictably and adversely affect the Parsons E&C Group in this regard include (but are not limited to):

- uninsured punitive verdicts;
- filings in unfavourable jurisdictions;
- insolvencies of, or adverse liability allocations amongst, co-defendants, insurers or indemnifiers;
- acceleration in the number of new filings against the Parsons Corporation Group or the Parsons E&C Group; or
- emergence of unfavourable evidence against the Parsons Corporation Group that may not now exist or be known.

Accordingly, no assurance can be given that asbestos claims made against members of the Parsons E&C Group or the Parsons Corporation Group will continue to be immaterial, that insurance policies will continue to cover such claims (including as a result of the exhaustion of limits on coverage), or that the relevant insurers under such policies will remain solvent.

To mitigate against these risks, and as a key term of the Acquisition, Parsons Corporation has agreed to indemnify and hold harmless Worley and its affiliates (including the Parsons E&C Group) from Completion against all claims, costs and losses arising as a result of asbestos claims relating to facts or circumstances occurring prior to Completion, under the terms of the Asbestos Indemnity and Claims Administration Agreement described in Section 8.1.3. Parsons Corporation is a substantial commercial enterprise (see Section 3.1). Nevertheless, should appropriate terms be available and the Directors consider it desirable, Worley will also consider purchasing additional insurance in support of the Parsons Corporation indemnity.

In the Directors' view, the risk of asbestos liability associated with the current and proposed business operations of the Parsons E&C Group (as opposed to historical claims) following Completion is low.

7.3.3 CONTRACTUAL

In acquiring Parsons E&C, Worley may become liable for any liquidated damages or penalties associated with delays to project delivery, cost overruns or defective works (which can be caused by factors beyond Parsons E&C's control), particularly under contracts undertaken by members of the Parsons E&C Group on a LSTK basis. Parsons E&C also faces potential "bricks and mortar" liability under some contracts. These issues are described below.

LSTK contracts

Prior to its sale by Parsons Corporation, LSTK contracting accounted for a significant portion of Parsons E&C's revenues. LSTK contracting, by its nature, has a significantly higher risk profile than contracts that are reimbursable, as the contractor assumes the liability for the total cost of delivery of an engineering project. Parsons E&C continues to manage a small number of these LSTK contracts.

Worley has identified potential claims with respect to the following projects, which are undertaken on a LSTK basis:

- a contract between Parsons E&C and Hrvatska Electrpriveda ("HE") in Croatia to provide EPC services with respect to a dual fired power facility entered into in March 1998. The amounts in dispute under this contract total approximately US$7 million. In addition, if the power plant does not meet certain performance criteria, HE may call on a US$10 million letter of credit provided by Parsons Corporation, for which WorleyParsons will be responsible from Completion; and
- projects undertaken by a joint venture between Parsons E&C and The Industrial Company to provide EPC services to Tractebel Power Incorporated with respect to a number of dual-fired power facilities in the US. The amounts in dispute in relation to these projects total approximately US$17 million.

"Bricks and mortar" liabilities

The provision of some services by Parsons E&C carries with it the risk of liability for losses arising from defective work, including the reperformance of services and/or the restoration of materials or property (so called "bricks and mortar" liability) and indirect or consequential losses suffered by third parties. Generally, Parsons E&C seeks to limit or exclude liability for such losses in its contracts and/or to maintain appropriate levels of professional indemnity insurance. However, insurance and contractual arrangements may not adequately protect it against liability for all losses, including environmental losses, property damage or losses arising from business interruption. Worley may also be unable to maintain insurance at levels of risk coverage or with deductibles that it considers appropriate or negotiate adequate contractual limitations on liability. Any losses falling outside the scope of insurance or contractual limits may adversely affect Parsons E&C's earnings and cash flows.

Ongoing management

The Board is satisfied that the current contracting culture of Parsons E&C is based on the provision of cost reimbursable or lump sum services only contracts, which is consistent with Worley's own contracting approach. While the abovementioned issues amount to exceptions to this approach, and will require careful management after Completion, the Directors are comfortable with the overall level of contractual risk being assumed as a result of the Acquisition.

7.3.4 SENSITIVITY OF EARNINGS TO PROJECT REVENUE

A significant portion of Parsons E&C's revenue relates to specific projects and is earned over finite periods. Project revenue, by its nature, has the potential to vary significantly between years and is sensitive to increases and decreases in the level of industry activity.

In addition, in the short to medium term, Parsons E&C's performance is dependent on the successful completion of a relatively small number of large projects which are located in the Former Soviet Union, and which may therefore be subject to the risks described in Section 7.4.1. Difficulties or delays in the completion of these projects, the financial distress of clients, or localised incidents of social or political instability, warfare or terrorism, may materially impact on WorleyParson's performance.

7.3.5 CONTRACTUAL DISPUTES, LITIGATION AND OTHER CONTINGENT LIABILITIES

On Completion, Worley will acquire all the entities in the Parsons E&C Group, and will therefore assume contingent liabilities of those entities, for which it may not be adequately indemnified. This includes potential liabilities in respect of contractual disputes, litigation and other contingent liabilities. The Stock Purchase Agreement contains a number of warranties and indemnities by Parsons E&C and the ESOP in relation to such matters. Parsons Corporation has also, in the Mutual Indemnity Agreement, separately provided a number of indemnities, each of which may be called upon in connection with known or unknown liabilities of the acquired businesses. The terms of these agreements are described in greater detail in Sections 8.1.1 and 8.1.6 respectively.

Worley can offer no assurance that warranties and indemnities contained in the Acquisition Agreements will be sufficient to cover all liabilities, claims or occurrences in relation to contingent liabilities, should they eventuate. In particular, Worley's remedy for breach of the warranties and representations in the Stock Purchase Agreement is generally limited to a claim against the funds held in escrow, being US$10 million, which may be further reduced under provisions of the Stock Purchase Agreement which permit the offset against the escrow funds of amounts by which certain identified Parsons E&C projects exceed their expected gross profit performance. In addition, the funds remaining in escrow are released from escrow on 31 December 2006. It is possible that the aggregate claims by Worley under the Stock Purchase Agreement may exceed US$10 million, or that claims only arise or accrue after 31 December 2006. Once Completion has occurred, Worley has no right to seek recompense from Parsons E&C or the ESOP in excess of this amount or beyond this date.

Worley's right to claim against Parsons Corporation is not subject to any similar caps on, or time limits to, liability. Worley can offer no assurance that it will be able to successfully recover the full amount of any indemnities claimed from Parsons Corporation.

As part of its due diligence review, Worley reviewed and assessed known contingent liabilities of the Parsons E&C Group. Where appropriate, provisions have been made, contractual representations or warranties sought, or the expected impact of the liabilities considered.

7.3.6 JOINT VENTURE PARTNERS AND ARRANGEMENTS

Parsons E&C is involved in a number of joint ventures (see Section 3.7). In most of these, Parsons E&C has a non-controlling interest.

The governing arrangements of some of these joint ventures provide that key matters and decisions require the agreement of Parson E&C's joint venture partners. Parsons E&C may be unable to reach agreement with its joint venture partners concerning these matters, or may only be able to do so on less favourable terms than would otherwise be the case if it had a controlling interest, and this may affect the operating and financial performance of Parsons E&C generally.

In addition, in some cases Parsons E&C provides guarantees or indemnities covering joint and several liabilities of the joint ventures. These guarantees may be called upon as a result of conduct by certain joint venture parties over which Parsons E&C has no or limited control.

Several joint venture agreements to which members of the Parsons E&C Group are a party, contain change of control provisions which provide for automatic or voluntary termination on a change of control, such as will occur on Completion, which may also provide for the non-changing party to elect to continue the project under the joint venture terms and conditions. Worley has sought the consent of the relevant parties to the change in control of Parsons E&C, or will do so in a timely manner, and believes that the nature of Parsons E&C's relationships with the joint venture partners is such that the risk of termination is low.

7.3.7 FOREIGN EXCHANGE RISK

Worley, as a company which operates in many countries around the world, is exposed to movements in exchange rates, the impact of which cannot be reliably predicted. Worley manages its foreign exchange risk to minimise the adverse impact of currency movements on its cash flows. The company's foreign exchange hedging policy includes, but is not limited to, foreign currency derivative instruments (such as options) and foreign currency borrowings.

As part of the Acquisition, Worley has also made arrangements to hedge its foreign exchange exposure to the Purchase Price of US$245 million from the date of announcement to the date of Completion. Worley has entered into foreign exchange contracts to hedge US$120 million of the Purchase Price at one Australian dollar equals 0.7195 US dollars. The remainder of the Purchase Price will be hedged through US dollar denominated borrowings. If the Acquisition does not Complete, Worley may incur either profits or losses from entering and exiting these arrangements.

As a result of the Acquisition, WorleyParsons' ongoing exposure to foreign currencies is expected to increase. Worley may enter into hedging arrangements to mitigate this foreign currency exposure (see Section 8.4). The Acquisition involves significant assets, liabilities and earnings denominated in currencies other than the Australian dollar, in particular US dollars and UK pound sterling. These assets, liabilities and earnings will therefore be exposed to fluctuations in exchange rates between these currencies and the Australian dollar.

The Facilities are expected to be drawn in US dollars and Australian dollars, which naturally hedges some cashflows.

7.3.8 INTEREST RATE

WorleyParsons, as a borrower of money, will be potentially exposed to adverse movements in interest rates. While this exposure may be managed using interest rate hedging (see Section 8.4), the company may have residual exposure which may result in an adverse impact on its financial performance.

Worley will be borrowing approximately A$128 million under the Facilities to partly fund the Acquisition, which will substantially increase its gearing and thus its exposure to interest rate movements. The debt under the Facilities will be denominated in a variety of currencies including US dollars, UK pounds, Euros and Australian dollars. Accordingly, this debt will be subject to different interest rates and interest rate risks.

7.3.9 RETENTION OF KEY PERSONNEL

The operating and financial performance of Parsons E&C, like Worley, is largely dependent on its ability to retain and attract key personnel.

Whilst every effort is made to retain key employees and contractors and to recruit new personnel as the need arises, loss of a number of key personnel may adversely affect the earnings or growth prospects of WorleyParsons. The Parsons E&C Group has a relatively aged senior management base, and there is a risk that a number of key and senior personnel may retire in the near future. This risk is enhanced by the likely improvement in the financial position of many of these employees arising from the Acquisition. Although Parsons E&C has developed succession plans and mentoring programs to address this issue, there is a risk that appropriate staff may not be attracted to these offices for the same cost or at all.

Key staff have been identified as part of the due diligence process and executive service agreements have been or will be put in place for senior managers in the Parsons E&C Group. An active key staff management process is planned as part of the integration process.

7.3.10 TAXATION

Parsons E&C is presently owned by the ESOP. The ESOP is a qualified employee retirement plan that is designed to invest primarily in stock of the sponsoring company. Under the ESOP structure, Parsons E&C was not required to pay US federal income tax and certain state income taxes, although Parsons E&C was still subject to income taxes in other jurisdictions, primarily Kazakhstan, Kuwait and Abu Dhabi.

Parsons E&C's tax paying status will change significantly as a result of the Acquisition. Whilst significant effort has been made to quantify the level at which Parsons E&C's earnings will be taxed going forward (and to appropriately normalise historical results (see Sections 4 and 5), the Parsons E&C business involves operations across numerous tax jurisdictions, and the financial performance of the Parsons E&C business, and therefore WorleyParsons, may be impacted by unanticipated variances from anticipated levels of taxation.

Variations in the taxation laws of Australia, the US, the UK and the other countries in which Worley and Parsons E&C operate could materially affect WorleyParsons' financial performance. The interpretation of taxation law could also change, leading to a change in taxation treatment of investments or activities. In some jurisdictions in which Parsons E&C currently operates, the application of tax law and policy to particular facts can be complicated and potentially uncertain.

In the course of due diligence, Worley identified some foreign taxation issues which will need to be actively managed after Completion.

7.3.11 ACCOUNTING

Parsons E&C's accounting policies and methods are fundamental to how it records and reports its financial position and results of operations. Parsons E&C's management may have exercised judgement in selecting and applying many of these accounting policies and methods so that not only did they comply with the required accounting standards but that they also reflected Parsons E&C's financial position and results of operation.

In some cases, management may have selected an accounting policy or method from two or more alternatives, any of which might have been reasonable under the circumstances yet might have resulted in Parsons E&C's reporting materially different outcomes than would have been reported under a different alternative. The integration of the Worley and Parsons E&C accounting functions may lead to a revision of Parsons E&C's accounting policies, which may impact on WorleyParson's reported results.

Worley operates in many jurisdictions with many different accounting standards. For reporting periods beginning 1 July 2005, WorleyParsons must comply with IFRS, as issued by the Australian Accounting Standards Board ("AASB"). While the AASB released a platform of standards as at 30 June 2004, further standards will be released and may be adopted early by Worley. The difference in accounts produced under Australian GAAP and IFRS may be considerable (see Section 5.2.2). Consequently, *reported results could materially vary to those reported under current Australian Accounting Standards and the current stable* platform for IFRS.

7.4 RISKS ASSOCIATED WITH WORLEY, PARSONS E&C AND WORLEYPARSONS

Worley, Parsons E&C and WorleyParsons are or will be subject to many common risks following Completion. Some of the more important include those described below.

7.4.1 COUNTRY

WorleyParsons will operate across 59 offices in 29 countries, including a number of countries in the Middle East, the Former Soviet Union and Central and South-East Asia, with developing legal, regulatory and political systems, which are subject to dynamic change. The profitability of each of WorleyParsons' foreign operations, and its ability to maintain and repatriate funds from them, may be adversely impacted by:

- changes in the fiscal or regulatory regimes applying in the relevant jurisdictions (some of which may involve a greater degree of administrative discretion than Australia);
- changes in, or difficulties in interpreting and complying with, the local laws and regulations of different countries, including tax, labour and foreign investment laws;
- nullification, modification or renegotiation of, or difficulties or delays in enforcing, contracts with clients or joint venture partners which are subject to local law; and
- reversal of current political, judicial or administrative policies encouraging foreign investment or foreign trade, or relating to the use of local agents, representatives or partners in the relevant jurisdictions.

In addition, some countries, particularly in the Former Soviet Union and Middle East, are susceptible to greater political and social instability than Australia. In the past, Worley has not suffered materially as a result of such instability and indeed has on occasion been able to capitalise on such events.

Sustained periods of instability in a particular country may affect WorleyParsons' operating and financial performance, either in terms of securing new work, the impact of such instability on its clients or its ability to execute work as a result of political instability or lack of domestic security.

In this respect, it should be noted that as a result of the Acquisition, Worley will increase its participation in the Parsons Iraq joint venture and will also acquire Parsons E&C's interest in the Iraq Power Alliance joint venture with Parsons Brinkerhoff (see Section 3.7). While recent incidents in Iraq illustrate that the security situation in the country remains volatile, Worley has taken precautions to mitigate the risk to WorleyParsons personnel through strict training and rigid adherence to security protocols, and continues to monitor and assess the situation.

7.4.2 EXPOSURE TO CYCLICAL MARKETS

WorleyParsons' financial performance will continue to be sensitive to the level of activity within the industries in which the Worley Group and the Parsons E&C Group currently operate. The level of activity in its sectors is cyclical and sensitive to a number of factors outside WorleyParsons' control, including the level of gross domestic product in the countries in which it operates, oil and other commodity prices and foreign currency movements, and industry specific factors.

In particular, WorleyParsons' financial performance is likely to be sensitive to the level of activity in, and financial condition of, the US power industry generally, which in recent years has faced a number of difficulties, including the collapse of Enron Corporation in 2001.

WorleyParsons' presence in multiple industry sectors is expected to partially offset its exposure to cyclical factors affecting any individual industry. Worley is not able to predict the timing, extent or duration of the activity cycles in the industries and markets in which WorleyParsons will operate.

7.4.3 COMPETITION

Increased competition could result in price reductions, under-utilisation of personnel, reduced operating margins and loss of market share. Any of these occurrences could adversely affect WorleyParsons' operating and financial performance.

7.4.4 SUSTAINABILITY OF GROWTH AND MARGINS

Worley has historically achieved growth in revenue and profits. The sustainability of this growth and the level of profit margins from operations are dependent on a number of factors, some of which are outside of Worley's control. Industry margins in all sectors of WorleyParsons' activities are likely to be subject to continuing but varying margin pressures. There is no assurance that the historical performance of Worley or Parsons E&C is indicative of future operating results of WorleyParsons. However, WorleyParsons' business strategies and diversification across a range of sectors should assist in reducing the impact of short-term margin pressures that occur due to competitive pressure.

7.4.5 MANAGEMENT OF GROWTH

Worley has continued to experience strong growth since 2002 in personnel, the scope of its operating activities, financial systems and the geographic area of its operations. This growth has resulted in an increased level of responsibility for both existing and new management personnel. To manage this growth effectively, WorleyParsons will need to maintain efficient control and supervision of its operating and financial systems and continue to expand, train and manage its employee and contractor base. In periods of peak demand for WorleyParsons' services, this may lead to an increase in overhead costs.

7.4.6 IMPORTANCE OF KEY RELATIONSHIPS

In some countries in which Worley and Parsons E&C currently operate, relationships with individual nationals or government agencies are important to provide access to key clients, markets and opportunities. Following the Acquisition, some conflicts may arise between the existing relationships of the two groups, particularly in the Middle East and Former Soviet Union. The loss or deterioration of these relationship after Completion may affect WorleyParsons' performance in the future. To mitigate against this risk, WorleyParsons will undertake the systematic review and management of these relationships to address any weaknesses or conflicts in a timely manner.

7.4.7 INFORMATION TECHNOLOGY

Worley has invested in the development of information systems designed to assist it in monitoring individual contracts, thereby ensuring profitable operations are possible whilst allowing loss making situations to be identified and rectified. Whilst Worley will make every effort to ensure that these systems are maintained and improved to best meet the demands of the expanded WorleyParsons organisation and the market generally, system failure may negatively impact WorleyParsons' performance.

7.4.8 OPERATIONS

The long-term profitability of WorleyParsons will be subject to continued performance under its various contracts and joint venture agreements. Failure to adequately perform contractual obligations may result in loss of earnings, termination of the particular contracts and/or litigation.

7.5 OTHER RISKS

The above risks are not exhaustive of the risks faced by Shareholders. The risks outlined above and other risks may materially affect the future performance of WorleyParsons. Accordingly, no assurances or guarantees of future performance, profitability, Distributions, or return of capital are given by Worley in respect of WorleyParsons.

8 Additional Information



8.1 SUMMARY OF THE ACQUISITION AGREEMENTS

8.1.1 STOCK PURCHASE AGREEMENT

Background to the Stock Purchase Agreement

The ESOP through its trust arrangement owns all of the issued and outstanding capital stock in Parsons E&C. In addition, Parsons Corporation holds a security interest over the Parsons E&C stock under a promissory note executed by the ESOP in favour of Parsons Corporation.

Summary of terms of the Stock Purchase Agreement

Buyer, Worley, Parsons E&C and the ESOP have entered into the Stock Purchase Agreement whereby Buyer will acquire all of the issued and outstanding capital stock in Parsons E&C from the ESOP for the Purchase Price.

Completion of the Stock Purchase Agreement is conditional upon:

- the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and any similar waiting period under non-US antitrust law expiring or being terminated;
- no restraint being imposed by a court or government body and no pending or threatened legal proceedings reasonably likely to prohibit, or that make illegal, the consummation of the Acquisition or any material transaction contemplated by the agreement;
- the representations and warranties of Buyer, Worley, Parsons E&C and the ESOP being true and correct in all respects at Completion except for a breach that will not have a material adverse effect on the acquired companies, the ESOP or Worley as applicable;
- each of the covenants and obligations of Buyer, Worley, the ESOP and Parsons E&C being complied with in all material respects;
- each of the documents specified in the agreement being in full force and effect and delivered to Worley or the ESOP (as the case may be);
- certain third party consents required to be obtained, made or given in connection with the Acquisition being obtained, made or given and in full force and effect;
- Mr William (Bill) Hall not ceasing to be employed by, or expressing an intention to terminate his employment with, Parsons E&C in the near future or as a result of the Acquisition;
- there being no material adverse effect with respect to any of the acquired companies (taken as a whole) since the date of the agreement; and
- the fairness opinion given with respect to the Purchase Price not being withdrawn or adversely modified.

The agreement provides that, at Completion, Buyer will pay:

- US$235 million (less the then-current outstanding principal and interest on the promissory note) to the ESOP;
- the amount representing the then-current outstanding principal and interest on the promissory note to Parsons Corporation; and
- US$10 million to the escrow agent.

The agreement also provides that on or immediately prior to Completion, Parsons E&C will make a US$15 million contribution to the ESOP.

Completion under the agreement will occur on the fifth business day after the later of:

- satisfaction or waiver of the conditions precedent set out in the agreement; or
- the date of availability of Worley's financing for the Acquisition,

unless otherwise agreed in writing by Worley and Parsons E&C.

Under the agreement, each of the ESOP and Parsons E&C have provided certain representations and warranties in respect of the entry into the agreement, organisation, consents, the conduct of the business of Parsons E&C, the status of the ESOP and the effect of the Acquisition. The agreement provides that the representations and warranties survive Completion until 31 December 2006. Worley and its related persons (including the acquired companies) are indemnified for any breach of any representation or warranty made by, or any covenant contained in, the agreement, and for certain pre-Completion taxes. However, the indemnity provided by the ESOP is capped at the US$10 million withheld under the escrow arrangement (plus any interest) described in Section 8.1.7 below. The Stock Purchase Agreement also permits the offset against the escrow funds of amounts by which certain identified Parsons E&C projects exceed their expected gross profit performance.

Under the agreement, Worley and Buyer also provide certain representations and warranties regarding the entry into the agreement, organisation, consents and the effect of the Acquisition.

Under the agreement, the ESOP and Parsons E&C are restricted from soliciting any acquisition proposals in respect of Parsons E&C and its Subsidiaries that compete with the Acquisition.

The Stock Purchase Agreement can be terminated prior to the Closing Date by the mutual consent of Worley and Parsons E&C. In addition, the agreement can be terminated:

- by either Worley or Parsons E&C if the Acquisition fails to Complete prior to 90 days after the date of the agreement (except where the failure is due to the material breach of a representation or warranty by the purported terminating party or the purported terminating party's non-performance of a material obligation under the agreement required to be performed prior to Completion);
- by either Worley or Parsons E&C if the Acquisition or any material transaction contemplated by the agreement is prohibited by a court or other governmental body;
- by Worley if any of the representations or warranties provided by the Parsons E&C or the ESOP were inaccurate at the date of entering into the agreement or become inaccurate and are not remedied and have a material adverse effect on the Parsons E&C Group or the ESOP or if any of the covenants of Parsons E&C or the ESOP to be complied with at or prior to Completion are materially breached and not remedied;
- by Parsons E&C if any of the representations or warranties provided by Worley or the Buyer were inaccurate at the date of entering into the agreement or become inaccurate and are not remedied and have a material adverse effect on Worley or if any of the covenants of Worley or the Buyer to be complied with at or prior to Completion are materially breached and not remedied;
- by Worley if the ESOP, the ESOP Trustee or any of the acquired companies or any representative thereof breaches or takes any action that contravenes the ESOP's and Parsons E&C's covenant not to solicit any competing proposals to acquire the Parsons E&C Group (in which case, Worley shall receive a termination fee of US$9,800,000 plus reasonable costs of the transaction);
- by either Worley or Parsons E&C if Worley is unable to obtain financing for the Acquisition by the business day preceding the 60th day following signing, provided that the party purporting to terminate has fulfilled its closing obligations and is not otherwise in material breach (and if Worley terminates it will be required to reimburse Parsons E&C's reasonable expenses of the transaction);
- by Worley if a material adverse effect occurs affecting (a) the Parsons E&C Group or (b) the Parsons Corporation Group such that Worley reasonably and in good faith determines that Parsons Corporation is not able to satisfy in any material respect its obligations under certain referenced contracts in the agreement;
- by Worley if there shall occur certain "force majeure" events which Worley reasonably and in good faith determines will prevent Worley from obtaining finance for the Acquisition on commercially acceptable terms subject to certain notice requirements; and
- by Worley if there is any material diminution in the value to Parsons E&C of any certain significant Parsons E&C Group contracts.

Depending on the termination events, and except as otherwise noted above, Worley may or may not receive reimbursement of its expenses of the transaction.

8.1.2 UMBRELLA AGREEMENT

Buyer, Worley, Parsons E&C and Parsons Corporation have entered into the Umbrella Agreement pursuant to which the parties have agreed on a framework regarding the services to be provided by Parsons Corporation from Completion, indemnification obligations on the part of the various parties and other related matters. In particular, the agreement provides for:

- the entry into the Asbestos Indemnity and Claims Administration Agreement (summarised in Section 8.1.3), the Amended Trademark Licence Agreement (summarised in Section 8.1.4), the Amended and Restated Administrative Services Agreement (summarised in Section 8.1.5) and the Mutual Indemnity Agreement (summarised in Section 8.1.6);
- Parsons Corporation's agreement to permit Parsons E&C to continue the use of certain Parsons Corporation offices and Subsidiaries;
- the entry into agreements ratifying and confirming the assignment and transfer of certain Subsidiaries of Parsons E&C;
- the repayment of the promissory note given by the ESOP to Parsons Corporation; and
- various other ancillary matters required in connection with Completion.

8.1.3 ASBESTOS INDEMNITY AND CLAIMS ADMINISTRATION AGREEMENT

Parsons Corporation and Worley have entered into the Asbestos Indemnity and Claims Administration Agreement pursuant to which Parsons Corporation, on behalf of itself and its related persons or representatives, has agreed to indemnify Worley, Parsons E&C and each of their related persons from and against adverse consequences arising from any historic asbestos-related activities of any Parsons entity (including Parsons E&C and its Subsidiaries).

The indemnity does not apply to any previous asbestos related activities of Worley (or its related persons or representatives, other than Parsons E&C) undertaken prior to the date of the agreement unrelated to the transactions contemplated by the Acquisition, or any asbestos related activities that Worley or Parsons E&C (or their related persons or representatives) independently commence on or after the date of the agreement unrelated to Parson E&C's prior relationship with, or as part of, Parsons Corporation, or asbestos related activities undertaken after Completion.

The indemnity covers all current and future asbestos related claims arising from any activities of any Parsons entity (including Parsons E&C and its Subsidiaries) undertaken prior to Completion.

8.1.4 AMENDED TRADEMARK LICENCE AGREEMENT

Parsons Corporation, Parsons E&C and Worley have entered into the Amended and Restated Trademark Licence Agreement pursuant to which Parsons Corporation has agreed to grant Parsons E&C and Worley a non-exclusive, royalty-free, worldwide and non-transferable licence for up to 20 years, to use certain trademarks owned by Parsons Corporation and a right to use the "WorleyParsons" and "Parsons E&C" mark, related trade names and domain names.

Under the licence agreement, Parsons Corporation retains the right to use, or to authorise and license any third party for use of, the trademarks, in whole or in part, in any manner whatsoever in connection with any goods or services. Parsons Corporation may terminate the licence if Worley sells or otherwise disposes of substantially all of its business or its assets to a competitor of Parsons Corporation, if there is a change of control in Worley having an equivalent result, or if Worley discontinues its business in its entirety.

The licence agreement specifically gives Worley the exclusive right to register the "WorleyParsons" mark and domain name worldwide.

8.1.5 AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

Parsons Corporation and Parsons E&C have entered into the Amended and Restated Administrative Services Agreement whereby Parsons Corporation agrees to provide Parsons E&C with certain administrative services necessary for Parsons E&C to conduct its business for a limited period following Completion. The agreement outlines the amounts to be charged by Parsons Corporation to Parsons E&C in respect of each of the services to be provided.

The agreement is for an initial term commencing from the date of the agreement and ending on the last service termination date (outlined in the agreement).

Parsons E&C may terminate the provision of specific services upon providing Parsons Corporation 60 days' prior written notice (subject to payment by Parsons E&C of out-of-pocket costs associated with the termination). The entire agreement can also be terminated upon the mutual written agreement of the parties.

8.1.6 MUTUAL INDEMNITY AGREEMENT

Buyer, Worley, Parsons E&C and Parsons Corporation have entered into the Mutual Indemnity Agreement pursuant to which the parties agree to provide mutual indemnification to, for and for the benefit of, one another with respect to certain matters.

Under the agreement, Worley and Parsons E&C, on behalf of themselves and their related persons, have agreed, among others, to indemnify Parsons Corporation and each of its related persons and representatives from and against any adverse consequences arising from the performance by Parsons E&C of certain contracts, the use by Parsons E&C or Worley of certain Parsons Corporation offices and Subsidiaries after Completion, and the issuance of certain performance guarantees by Parsons Corporation on behalf of the Parsons E&C Group.

Under the agreement, Parsons Corporation, on behalf of itself and its related persons and representatives, has agreed, among others, to indemnify Buyer, Worley and Parsons E&C and each of their related persons and representatives from and against certain adverse consequences arising from the ownership and operation of the Parsons E&C Group by Parsons Corporation prior to its acquisition by the ESOP in January 2002 (and related matters) with certain modifications or exceptions.

8.1.7 ADDITIONAL AGREEMENTS

In addition to the Stock Purchase Agreement and the other agreements described above, the following agreements have also been entered into:

- an escrow agreement, containing certain provisions relating to the handling of the US$10 million escrow funds noted in Section 8.1.1 above; and
- an employment agreement with Mr William (Bill) Hall pertaining to his continued employment as Chairman and CEO, Parsons E&C, for a period of three years from Completion (which contains usual terms and conditions for agreements of this nature).

8.2 SUMMARY OF THE UNDERWRITING AGREEMENT

Worley and the Underwriter have entered into the Underwriting Agreement under which the Underwriter will fully underwrite the Entitlement Offer and the Institutional Placement at a floor price of $3.60 per New Share. The Underwriter may appoint sub-underwriters to sub-underwrite either or both of the Entitlement Offer and Institutional Placement.

8.2.1 REPRESENTATIONS, WARRANTIES AND UNDERTAKING

Worley gives various representations and warranties under the Underwriting Agreement including that this Prospectus complies with the Corporations Act in all material respects and that the New Shares will be issued free of all encumbrances other than those provided for in the Constitution.

The Underwriting Agreement imposes various obligations on Worley, including that Worley will procure that official quotation is granted to all of the New Shares as soon as practicable after the issue of those Shares. Worley has undertaken that it will not without the prior written consent of the Underwriter (such consent not to be unreasonably withheld or delayed) allot or agree to allot or indicate in any way that it may or will allot or agree to allot any Shares or other securities that are convertible or exchangeable into equity, or that represent the right to receive equity, of Worley or any member of the Worley Group within 90 days after the Final Allotment Date other than pursuant to the Institutional Placement, the Entitlement Offer, any employee share plan, any dividend reinvestment plan, any bonus share plan or options referred to in this Prospectus.

8.2.2 FEES AND EXPENSES

Subject to the Underwriter having performed its obligations under the Underwriting Agreement, Worley will pay to the Underwriter a base fee of $3.8 million and an incentive fee of $1.5 million dependent upon the issue price as compared to the closing price of Shares on 6 October 2004.

Worley is responsible for the reasonable costs of, and incidental to, the Institutional Placement and the Entitlement Offer.

Any sub-underwriting fees in relation to the Institutional Placement or the Entitlement Offer are the responsibility of the Underwriter.

8.2.3 INDEMNITY

Worley has agreed to indemnify the Underwriter including its affiliates, officers, employees, advisers and related bodies corporate ("Indemnified Parties") for any claims, demands, damages, losses, costs, expenses and liabilities as a result of the making of the Entitlement Offer, the Prospectus, associated public documents, the making of the Institutional Placement, the representations and warranties in the Underwriting Agreement and any regulatory review in relation to the Entitlement Offer, the Institutional Placement and the Prospectus except that the indemnity will not apply where the claims, demands, damages, losses, costs, expenses and liabilities result primarily from the fraud, recklessness, wilful misconduct, negligence of, or breach of the Underwriting Agreement by, the Indemnified Party or as a result of any contravention of law.

8.2.4 TERMINATION

The Underwriter may terminate its obligations under the Underwriting Agreement if at any time before Completion one or more of the following events occur:

- Notice: a person gives notice under section 730 (1) (a) or (b) in relation to the prospectus;
- All Ordinaries Index falls: at any time, ASX All Ordinaries Index falls to a level that is 90% or less of the level as at close of trading on the date of execution of the Underwriting Agreement ("Starting Level") and remains at or below that 90% level for at least two business days;
- Quotation approvals: approval is refused or not granted, or approval is granted subject to conditions other than customary conditions, to either:
  - the official quotation of all of the New Shares issued in connection with the Institutional Placement and the institutional component of the Entitlement Offer on ASX on or before the Initial Allotment Date, or if granted, the approval is subsequently withdrawn, qualified or withheld; or
  - the official quotation of all of the New Shares issued in connection with the retail component of the Entitlement Offer on ASX on or before the Final Allotment Date;
- Supplementary prospectus: Worley lodges a supplementary prospectus with ASIC in a form not approved by the Underwriter (acting reasonably);
- ASIC stop order: ASIC issues an order under section 739(1) of the Corporations Act;
- ASIC notification: an application is made by ASIC for an order under Part 9.5 of the Corporations Act (other than an application which does not become public and is dismissed or withdrawn within two business days) or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act (other than an investigation or hearing which does not become public and is discontinued within two business days) in relation to the Institutional Placement, the Entitlement Offer or the Prospectus;
- Withdrawal of consent: any person (other than the Underwriter) gives a notice under section 733(3) of the Corporations Act or any person (other than the Underwriter) who has previously consented to the inclusion of its name in this Prospectus (or a supplementary prospectus) or to be named in the Prospectus withdraws that consent;

- Withdrawal of Prospectus: Worley withdraws the Prospectus or the Institutional Placement or the Entitlement Offer;
- Disruption to financial markets: any of the following occurs:
  - a general moratorium on commercial banking activities in Australia, the US or the UK is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries;
  - any adverse effect on the financial markets in the US, Australia and the UK or the international financial markets, or in foreign exchange rates or any development involving a prospective change in national or international political, financial or economic conditions; or
  - trading in all securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading, the effect of which is such as to make it, in the opinion of the Underwriter impracticable to market the Institutional Placement or the Entitlement Offer or enforce contracts to issue or sell (as applicable) the New Shares;
- Closing certificate: Worley does not provide a certificate in the prescribed form as and when required under the Underwriting Agreement certifying, amongst other things, compliance with its obligations under the Underwriting Agreement or a statement in such certificate is untrue or incomplete in a material respect;
- Other events: any of the following events occur and the Underwriter reasonably determines that the event has or is likely to have a material adverse effect on the success or settlement of the Institutional Placement or the Entitlement Offer or the trading performance of New Shares in their first week of trading on ASX following quotation or would give rise to a material liability of the Underwriter under any law regulation or treaty:
- Prospectus: any person gives a notice under section 730 (1) (c) in relation to the Prospectus;
- Inadequate disclosure:
  - a statement contained in any document used to conduct the Institutional Placement or the Entitlement Offer (including the Prospectus) is or becomes misleading or deceptive, or a matter is omitted from these documents having regard to the Corporations Act; or
  - the due diligence report or other information supplied by or on behalf of Worley to the Underwriter in relation to the Worley Group, the Institutional Placement or the Entitlement Offer in aggregate in its final form is or becomes misleading or deceptive;
- New circumstance: a new circumstance arises since the Prospectus Date that would have been required to be included in the Prospectus if it had arisen before the Prospectus Date;
- Suspension: ASX suspends trading of the Shares;
- Hostilities: there is an outbreak or major escalation of hostilities (whether or not war has been declared) involving any one or more of Australia, New Zealand, the US, the UK, North or South Korea, any member of the European Union, Indonesia, the People's Republic of China or the Republic of China or a major terrorist act is perpetrated against any of those countries or a diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world;
- Adverse change: there is an adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Worley Group or of Parsons E&C from that disclosed in the Prospectus;
- Change of law: there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia, a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority, adopts or announces a proposal to adopt a new policy any of which does or is likely to prohibit or regulate the Entitlement Offer, capital issues or stock markets;
- Insolvency events: any of the following occur in relation to any member of the Worley Group:
  - an order or application is made, or a resolution is passed, for its winding-up, dissolution, official management or administration;
  - any proceedings or arrangements for its liquidation or the appointment of a receiver is instituted;
  - a receiver, a receiver and manager, administrator or similar officer is appointed over or a distress or execution is levied over its assets;
  - it suspends payment of its debts or is unable to pay its debts as and when they fall due; or
  - it makes or offers to make an arrangement with its creditors or a class of them;

- Change in board of directors: a change in the Board occurs, other than a change referred to in the Prospectus;
- Director: a Director is charged with an indictable offence, any government agency commences any public action against Worley or its Directors, or announces that it intends to take such action or a Director is disqualified from managing a corporation under the Corporations Act;
- Regulatory compliance: a contravention by Worley or any entity in the Worley Group of the Corporations Act, its Constitution or any of the Listing Rules;
- Default: Worley defaults in the performance of any of its obligations under the Underwriting Agreement;
- Representations and warranties: a representation or warranty contained in the Underwriting Agreement on the part of Worley is or becomes not true or correct; or
- Timetable: the Entitlement Offer is not conducted in accordance with the timetable set out in the Underwriting Agreement.

Worley may by notice to the Underwriter, to the extent permitted by law, and after consultation with the Underwriter, terminate the Underwriting Agreement and withdraw the Institutional Placement and the Entitlement and Offer if Worley terminates the Stock Purchase Agreement in accordance with its provisions. Any such termination of the Underwriting Agreement will not affect Worley's obligation to pay the Underwriter its fees for services already provided.

8.3 SUMMARY OF THE FACILITIES

On 6 October 2004, Worley agreed binding terms sheet with the Financiers in relation to the Facilities described below:

- a US$65 million term acquisition loan facility to finance the Acquisition. The facility is to be drawn down on Completion and is to be repaid progressively over the term of the facility, being five years from the date of signing of the Facility Agreement;
- a US$60 million multi-currency revolving loan facility to finance the Acquisition, refinance existing debt facilities, fund working capital requirements, and fund other acquisitions up to US$30 million, and for other general corporate purposes. This facility is able to be drawn down within its term, being three years from the date of signing of the Facility Agreement, but must be fully repaid at the expiration of the term;
- a A$40 million multi-currency revolving loan facility to finance the Acquisition, refinance existing debt facilities, fund working capital requirements, and fund other acquisitions up to the Australian dollar equivalent of US$30 million and for other general corporate purposes. The facility is only available to the Australian borrower, being Worley Financial Services Pty Ltd, and must be repaid in full prior to the expiration of its term, being 364 days from the date of signing of the Facility Agreement;
- a US$40 million Revolving Performance Bond facility to support performance bond and standby letter of credit requirements of all members of the Worley Group. The Financier has the ability to nominate local lending offices and related entities to provide performance bonds and standby letters of credit in any relevant jurisdiction. The facility is repayable and terminates 364 days from the date of signing of the Facility Agreement. The Borrowers may request performance bonds and standby letters of credit to be issued for terms longer than the term of the facility but, if the facility is not extended, cash cover must be provided by the Borrower for any outstanding performance bonds or standby letters of credit.

The availability of the Facilities is subject to conclusion of documentation between Worley, the Borrowers, the Facility Guarantors and the Financiers on agreed terms and confirmation by Worley of the receipt of not less than A$145 million pursuant to the Institutional Placement and the Entitlement Offer.

The documentation for the Facilities will contain various representations and warranties, general undertakings, negative pledges, undertakings to provide financial information and financial covenants given by Worley, the Borrowers and, where appropriate, the Facility Guarantors, which are usual in facilities of this nature.

The documentation for the Facilities will contain an undertaking by Worley, the Borrowers and the Facility Guarantors not to (without the Financiers' prior written consent) make acquisitions or investments of an aggregate value in excess of A$30 million over a 12 month period.

The documentation for the Facilities will also contain events of default, including the occurrence of any event or circumstance which has a material adverse effect on the ability of Worley, the Borrowers and the Facility Guarantors (taken as a whole) to perform and comply with their obligations under the Facilities.

In the event that Parsons Corporation becomes insolvent, the indemnity provided by Parsons Corporation under the Asbestos Indemnity and Claims Administration Agreement (see Section 8.1.3) fails, insurance coverage relevant to asbestos risks (see Section 7.3.2) ceases and is not replaced, or certain other adverse changes in circumstances in relation to asbestos liabilities occur, the Financiers may, depending on the relevant circumstances, have the right to trigger a discussion period of 60 days during which Worley and the Financiers are to agree the terms on which the Facilities may continue. If by the end of the discussion period no agreement is reached, the Financiers will have the option to declare the Facilities due for repayment within 90 days.

First drawdown under the Facilities is conditional on the satisfaction of various conditions precedent including Worley providing evidence that Completion has occurred or will occur upon making of the first drawdown. Each subsequent drawdown is conditional on no event of default continuing or resulting from the drawdown. All representations in the Facilities are repeated at the time of drawdown.

The Facilities will be unsecured.

8.4 SUMMARY OF HEDGING ARRANGEMENTS

Hedging manages the risks associated with fluctuations in foreign exchange and interest rates.

Worley, as a company which operates in many countries around the world, is exposed to movements in exchange rates, the impact of which cannot be reliably predicted. Worley manages its foreign exchange risk to minimise the adverse impact of currency movements on its cash flows. The company's foreign exchange hedging policy includes, but is not limited to, foreign currency derivative instruments (such as options) and foreign currency borrowings.

Worley manages its interest rate risk to minimise the impact of movements in interest rates, domestically and internationally, on cash flows. Worley's interest rate hedging policy includes, but is not limited to, interest rate swaps and futures contracts.

As at the date of this Prospectus, Worley has entered into foreign exchange contracts to hedge US$120 million of the purchase price at the AUD/USD rate of 0.7195. The remainder of the purchase price will be hedged through USD denominated borrowings.

8.5 LITIGATION AND MATERIAL DISPUTES

8.5.1 PARSONS E&C LITIGATION AND MATERIAL DISPUTES

Members of the Parsons E&C Group are, from time to time, engaged in disputes with third parties, some of which involve litigation. The following Section details certain litigation in which Parsons E&C (or its Subsidiaries) is presently involved which, were it to be resolved adversely to Parsons E&C's interests, may in the aggregate be considered material.

Claim by Stone and Webster

Stone and Webster has filed a claim alleging improper design and misrepresentation against, amongst others, Parsons Energy & Chemicals Group Inc. (a Subsidiary of Parsons E&C), in relation to the construction of a power generating station in Hood County, Texas. The initial claim from Stone and Webster was for US$1.8 million, but may be higher if certain allegations of misrepresentation are proved. It is not anticipated that the maximum liability will exceed US$10 million, and many of the claims are expected to be covered by insurance. Accordingly, Worley is of the view that this dispute is unlikely to prove material in light of the Acquisition as a whole.

Claim by American Acryl

Parsons Energy & Chemical Group Inc. and Technip USA Corporation agreed to design and construct an acrylic acid plant for American Acryl, N.A. LLC and ATOFINA Chemicals, Inc American Acryl under a 60:40 joint venture arrangement. Following the late completion of the project, American Acryl withheld payment of invoices and assessed both liquidated damages for delays in completion and liability for costs allegedly incurred in excess of the targeted costs, totalling approximately US$6 million (which is the contractual liability cap), of which Parsons E&C's exposure (representing 60% of the maximum liability) would be approximately US$3.6 million. Worley is of the view that this dispute is unlikely to prove material in light of the Acquisition as a whole.

Claims by Calpine Corporation

Parsons Energy & Chemicals Group Inc. had provided subcontractor engineering design services to Calpine Construction Finance Co. L.P ("Calpine") in relation to a power plant project in Ontalaunee, Pennsylvania, and has agreed to waive statute of limitations restrictions to permit Calpine and its holding company to lodge a claim against Parsons Energy & Chemicals Group Inc. based upon the outcome of third party litigation. Under the claim, Parsons Energy & Chemical Group Inc. may be alleged liable for any costs suffered by Calpine which are proved to be caused by the negligent acts or omissions of Parsons Energy & Chemicals Group Inc. or the failure of Parsons Energy & Chemicals Group Inc. to comply with the Professional Services Contract between it and Calpine.

If the claim is proved, the liability of Parsons Energy & Chemical Group Inc. may be alleged to be as high as approximately US$5.4 million (representing the value of the contract). This amount, if incurred, is likely to be covered under insurance. Accordingly, Worley is of the view that this dispute is unlikely to prove material in light of the Acquisition as a whole.

Dispute with Anadarko in relation to the Al Rayyan Project

Under a 50:50 joint venture with Technip S.A. a Parsons E&C Subsidiary (Parsons Group International Limited) provided engineering services to Anadarko Qatar Energy Co. LLC ("Anadarko") for the onshore and offshore construction of oil and gas plants and facilities in Qatar (the "Al Rayyan Project"). Anadarko is claiming approximately US$9 million, plus the value of a performance bond, against the joint venture in satisfaction of alleged cost overruns and delays in connection with the offshore component of the works. While Parsons Group International Limited's involvement in this component of the works has been limited (which may limit any exposure), Parsons E&C could nonetheless incur liability to make a payment in respect of the alleged cost overruns and delays.

8.5.2 WORLEY LITIGATION AND MATERIAL DISPUTES

Members of the Worley Group are, from time to time, engaged in disputes with third parties, some of which involve litigation. However, to the knowledge of the Directors, neither Worley nor any of its Subsidiaries is presently involved in any litigation which the Directors believe has, or is likely to have, a material adverse effect on its business operations or those of its Subsidiaries, having regard, amongst other things, to the expected outcome of the litigation and (should such outcomes be adverse to Worley) the ability of Worley to claim indemnity under the terms of its insurance policies. The Directors are not aware of any circumstances that might reasonably be expected to give rise to any such litigation.

8.6 NATURE OF THIS PROSPECTUS

This Prospectus is a prospectus for continuously quoted securities. The information in this Prospectus principally concerns the terms and conditions of the Entitlement Offer and information necessary for investors to make an informed assessment of:

- the effect of the Entitlement Offer on Worley; and
- the rights and liabilities attaching to the New Shares.

This Prospectus does not include all of the information that would be included in an Prospectus for an initial public offering of securities in an entity not already listed on ASX. Worley has been listed on ASX since November 2002. During this time, Worley has been subject to disclosure requirements under the Corporations Act and Listing Rules.

Worley has, since listing, provided ASX with a substantial amount of information regarding its activities and that information is publicly available. This Prospectus is intended to be read in conjunction with that publicly available information. Therefore, Qualifying Shareholders considering subscribing for New Shares should also have regard to that publicly available information before making any investment decision.

8.7 REPORTING AND DISCLOSURE OBLIGATIONS

Worley is a "disclosing entity" for the purposes of Part 1.2A of the Corporations Act. As a disclosing entity, it is subject to regular reporting and disclosure obligations under the Corporations Act and Listing Rules. Broadly, these obligations require:

- preparation of both yearly and half-yearly financial statements, a report on the operations of Worley during the relevant accounting period together with an audit or review report thereon by Worley's auditor; and
- notification to ASX of any information concerning Worley which it becomes aware of and which a reasonable person would expect to have a material effect on the price or value of Shares, subject to certain exceptions.

Copies of documents lodged with ASIC in relation to Worley may be obtained from, or inspected at, the offices of ASIC.

Worley will provide a copy of each of the following documents, free of charge, to any person on request during the Entitlement Offer Period in relation to this Prospectus:

- Worley's annual financial report for the year ended 30 June 2004 (being the annual financial report most recently lodged with ASIC by Worley before the issue of this Prospectus);
- Worley's financial report for the six months ended 31 December 2003 (being the half-yearly financial report most recently lodged with ASIC by Worley before the issue of this Prospectus); and
- any continuous disclosure notices given by Worley to ASX after the lodgement of the annual financial report for the year ended 30 June 2004 and before the lodgement of a copy of this Prospectus with ASIC.

All requests for copies of the above documents should be addressed to the Company Secretary, Worley Group Limited, Level 7, 116 Miller Street, North Sydney NSW 2060 or by phoning the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International).

The above information may also be obtained from Worley's website at www.worley.com.au or from ASX.

8.8 AVAILABILITY OF OTHER DOCUMENTS

Worley will also provide a copy of its Constitution free of charge to any person who requests a copy during the Entitlement Offer Period by calling the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International).

8.9 RIGHTS AND LIABILITIES ATTACHING TO SHARES

Worley has only one class of shares, fully paid ordinary shares ("Shares"). The rights attaching to Shares are:

- set out in the Constitution, a copy of which is available by making a request in the manner set out in Section 8.8; and
- in certain circumstances, regulated by the Corporations Act, Listing Rules, ASTC Settlement Rules and general law.

The following is a summary of the principal rights of Shareholders.

Voting

At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and on a poll every Shareholder present has one vote for each Share held. On a poll, partly paid shares confer a fraction of a vote pro rata to the amount paid up on Shares. Voting at any meeting of Shareholders is by a show of hands unless a poll is demanded in the manner described in the Constitution.

The quorum required for a meeting of Shareholders is two Shareholders or if only one Shareholder is entitled to vote, that Shareholder. In the case of an equality of votes upon any proposed resolution, the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

General meetings

Each Shareholder is entitled to receive notice of and, except in certain circumstances, to attend and vote at general meetings of Worley and to receive all financial statements, notices and other documents required to be sent to Shareholders under the Constitution or Corporations Act.

Dividends

The Directors may from time to time pay dividends to Shareholders out of the profits of Worley. The payment of a dividend does not require any confirmation by general meeting.

New Shares will rank equally for all Distributions from the Allotment Date.

Subject to any special terms and conditions of issue, all dividends must be paid to Shareholders in proportion to the number of, and the amounts paid on, shares held.

Issue of Shares

The Directors may (subject to the restrictions on the issue of Shares imposed by the Constitution and Listing Rules) issue or grant options in respect of, or otherwise dispose of, Shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of Worley on a winding up or otherwise, as the Directors think fit.

Transfer of Shares

Subject to the Constitution, Shares are freely transferable. Holders of Shares may transfer Shares by an instrument in writing in any usual or common form, or in any other form that the Directors approve and, while Worley is a listed company, Shares may be transferred electronically in accordance with the ASTC Settlement Rules.

The Directors may decline to register an instrument of transfer where the transfer is not in registrable form or the refusal to register the transfer is permitted under the Listing Rules. Subject to the Listing Rules and ASTC Settlement Rules while Worley is a listed company, the Directors may suspend the registration of transfers at such times and for such periods, not exceeding in total 30 days in any year, as they think fit.

Winding up

Shares rank equally in the event of a winding-up. Subject to the Constitution and to the rights attaching to any shares or classes of shares, Shareholders will be entitled on a winding up to a share in any surplus property of Worley in proportion to the Shares held by them.

8.10 JURISDICTIONS OUTSIDE AUSTRALIA

The Entitlement Offer is not an invitation to:

- any Shareholder with a registered address outside Australia and New Zealand (other than a Qualifying Institutional Shareholder);
- any person in the US or any US person as defined in Regulation S of the US Securities Act, or any other persons acting for the account or benefit of a US person (other than pursuant to a transaction exempt from registration under the US Securities Act and applicable US State securities laws); or
- any person in any jurisdiction to whom it is unlawful to make such offer or invitation having regard to the laws of that jurisdiction,

(each, a "Foreign Person").

No action has been taken to register or qualify the New Shares that are the subject of the Entitlement Offer, or otherwise to permit a public offering of the New Shares, in any jurisdiction outside Australia. The New Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US except in transactions exempt from the registration requirements of the US Securities Act and applicable State securities laws.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Each Applicant in the Entitlement Offer will be taken to have represented, warranted and agreed as follows:

- the Applicant is an Australian citizen or located or resident in Australia, is not a Foreign Person and is not acting for the account or benefit of a Foreign Person;
- the Applicant will not offer or sell the New Shares in the US or in any other jurisdiction outside Australia except in *transactions exempt from registration under the US Securities Act and applicable US state securities laws and otherwise* in compliance with all applicable laws in the jurisdiction in which the New Shares are offered and sold; and
- the Applicant is not otherwise prohibited by laws from acquiring New Shares pursuant to the Entitlement Offer.

8.11 SUBSCRIPTION OF MAJOR SHAREHOLDERS & DIRECTORS IN THE ENTITLEMENT OFFER

The Entitlements which certain Major Shareholders & Directors have commited to subscribe for, under the Entitlement Offer, at the time of the Intitutional Placement are detailed below.

Shareholder	Number Shares before the Entitlement Offer	New Shares being subscribed for	Number of Shares subsequent to the Entitlement Offer
John Grill	29,254,090	3,170,132,	32,424,222
Bill Paterson	16,891,008	2,750,000	19,641,008
Peter Meurs	11,438,331	2,541,851	13,980,182
Russell Staley	7,446,874	700,000	8,146,874
Sydney French	2,629,381	500,000	3,129,381
John Schubert	1,236,519	274,782	1,511,301
John Green	720,774	160,172	880,946
Andrew Wood	608,985	24,380	633,375
David Housego	300,000	66,667	366,667
Grahame Campbell	367,418	81,648	449,066
Ron McNeilly	272,641	60,587	333,228
Eric Fraunschiel	35,070	7,793	42,863

8.12 INTERESTS OF DIRECTORS

As at the date of this Prospectus, the Directors have relevant interests in the following Shares:

Director	Number of Shares
John Grill	29,254,090
John Schubert	1,236,519
John Green	720,774
Grahame Campbell	367,418
David Housego	300,000
Ron McNeilly	272,641
Erich Fraunschiel	35,070

Certain members of the Worley executive team, including John Grill and David Housego, may be granted a discretionary bonus upon Completion. The amount of that bonus is $500,000 in the case of John Grill and $200,000 in the case of David Housego. The decision to grant this bonus will be made by the Board.

Other than as set out in this Prospectus, no Director or proposed Director holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Worley;
- any property acquired or proposed to be acquired by Worley in connection with its formation or promotion or with the Entitlement Offer; or
- the Entitlement Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay any amount to any Director or proposed Director, and no one has given or agreed to give to any Director or proposed Director any benefit:

- to induce them to become, or qualify them as, a Director; or
- for services provided by a Director or a proposed Director in connection with the formation or promotion of Worley or with the Entitlement Offer.

8.13 INTERESTS OF EXPERTS AND ADVISERS

UBS AG, Australia Branch has acted as Financial Adviser and Lead Manager for the Entitlement Offer. UBS AG, Australia Branch is entitled to receive the fees and expenses described in the summary of the Underwriting Agreement.

Ernst & Young is Worley's auditor and has prepared the Independent Accountant's Report on historical financial and pro-forma financial information set out in Section 5. Ernst & Young has also performed due diligence enquiries in relation to historical financial information. Worley has agreed to pay $1.5 million for such services to the Prospectus Date. Further amounts may be paid to Ernst & Young in accordance with its usual time-based charge-out rates.

Freehills has acted as Australian legal adviser to Worley in connection with the Entitlement Offer and has performed work in relation to the Australian due diligence enquiries on legal matters. Worley has agreed to pay $550,000 for legal services to the Prospectus Date. Further amounts may be paid to Freehills in accordance with its usual time-based charge-out rates.

Other than as set out in this Prospectus:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; and
- no promoter or underwriter of the Entitlement Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Entitlement Offer;

holds at the date of this Prospectus, or has held in the two years before that date, an interest in:

- the formation or promotion of Worley;
- any property acquired or proposed to be acquired by Worley in connection with its formation or promotion or with the Entitlement Offer; or
- the Entitlement Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons in connection with the formation or promotion of Worley or the Entitlement Offer.

8.14 CONSENTS

UBS AG, Australia Branch has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its consent to be named in this Prospectus as Financial Adviser and Lead Manager in the form and context in which it is named. UBS AG, Australia Branch does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by UBS AG, Australia Branch. To the maximum extent permitted by law, UBS AG, Australia Branch expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Ernst & Young has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Independent Accountant and to the incorporation of its Independent Accountant's Report on historical and pro-forma financial information. Ernst & Young has not made any statement that is included in this Prospectus or any statement on which a statement made in the Prospectus is based, other than as specified above. To the maximum extent permitted by law, Ernst & Young expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name and its Independent Accountant's Report on historical and pro-forma financial information.

Freehills has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its consent to be named in this Prospectus as lawyers to the Entitlement Offer in the form and context in which it is named. Freehills does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Freehills. To the maximum extent permitted by law, Freehills expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Computershare Investor Services Pty Limited has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its consent to be named in this Prospectus as the Share Registry for Worley in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as Share Registry for Worley. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus. To the maximum extent permitted by the law, Computershare Investor Services Pty Limited expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

8.15 PRIVACY

If you apply for New Shares, you will provide personal information to Worley and the Share Registry. Worley and the Share Registry will collect, hold and use your personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration.

Tax and company law requires some of the information to be collected in connection with your Application. If you do not provide the information requested, your Application may not be able to be processed efficiently, or at all.

Worley is committed to respecting the privacy of your personal information. Worley and the Share Registry may disclose your personal information for purposes related to your investment to their agents and service providers, including those listed below or as otherwise authorised under the *Privacy Act 1988* (Cwlth):

- Underwriter and Lead Manager in order to assess your Application;
- Share Registry for on going administration of the Register; and
- printers and the mailing house for the purposes of preparation and distribution of statements and for handling of mail.

The information may also be disclosed to members of the Worley Group and to their agents and services providers on the basis that they deal with such information in accordance with Worley's privacy policy.

Your personal information may also be provided to certain third parties. The types of third parties that may be provided with your personal information, and the circumstances in which your personal information may be disclosed, are:

- your financial adviser or broker (other than your tax file number information) in connection with services provided to you by your adviser or broker;
- government, regulatory authorities or other people when permitted or required by law, such as ASIC or people inspecting the Register in accordance with the Corporations Act;
- ASX; and
- in certain circumstances and with safeguards to respect your privacy, potential or actual purchasers of an interest in Worley or the Worley's business or any part thereof.

Under the *Privacy Act 1988* (Cwlth), you may request access to your personal information held by (or on behalf of) Worley or the Share Registry. You can request access to your personal information by writing to Worley through the Share Registry as follows:

Computershare Investor Services Pty Limited
PO Box 7045
Sydney NSW 2001

A copy of Worley's privacy policy can be obtained electronically at www.worley.com.au or by calling the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International).

8.16 EXPENSES OF THE ENTITLEMENT OFFER

The expenses of the Entitlement Offer are expected to be approximately $12.5 million. These expenses will be paid for by Worley.

8.17 ASX WAIVERS AND CONFIRMATIONS

Worley has been granted waivers from Listing Rules 7.1 and 10.11 to the extent necessary to allow the Entitlement Offer to be offered to various classes of Shareholders in the manner set out in this Prospectus, without being required to obtain Shareholder approval.

Waivers of Listing Rule 3.20 and 7.40 have also been granted by ASX to permit Worley to conduct the Entitlement Offer in accordance with a timetable different to that prescribed by Appendix 3A and sections 1 and 3 of Appendix 7A to the Listing Rules, as contemplated in this Prospectus.

The Listing Rule 7.1 waiver is subject to conditions. The effect of these conditions is to permit Worley to offer New Shares pro-rata to certain Institutional Investors who, to Worley's knowledge, hold Shares either directly or through nominees ("Institutional Shareholders") on or before the Record Date and to allocate some or all of the New Shares not taken up by those Institutional Shareholders to other Institutional Shareholders or other Institutional Investors (this process is referred to as the "Institutional Entitlement Offer") prior to offering New Shares to the remaining Shareholders, as long as:

- Institutional Shareholders who sell down their shareholdings before the Record Date have their pro-rata allocations reduced accordingly; and
- New Shares are issued under the Institutional Entitlement Offer and the Retail Entitlement Offer at the same price and on the same 2 for 9 basis.

The Listing Rule 10.1 waiver permits related parties of Worley to participate in the Entitlement Offer on the same terms as other Shareholders without a requirement to obtain Shareholder approval. The waiver is subject to the same conditions imposed in relation to the waiver from Listing Rule 7.1. Additionally, it is a condition of this waiver that the related parties only participate in the Entitlement Offer up to the extent of their pro rata Entitlement.

The waivers set out the arrangements for dealing with holdings registered in the names of nominees. In particular, a nominee Shareholder is treated as a separate holder in respect of Shares held for each of one or more Institutional Shareholders (and, accordingly, may receive both Institutional Entitlement Offers in respect of Shares held as nominee for Institutional Shareholders and Retail Entitlement Offers in respect of Shares held as nominee for other persons). Institutional Entitlement Offer offers will be treated as being made to the nominee, and therefore to an "Institutional Shareholder", even where made directly to the Institutional Investor for whom it holds.

On or prior to the Record Date, and concurrently with the Institutional Placement, Worley made the Institutional Entitlement Offer described above. Approximately 25.6 million New Shares are expected to be issued to Qualifying Institutional Shareholders under the Institutional Entitlement Offer on Friday 29 October, leaving a balance of approximately 7.6 million New Shares available for retail subscription. This Prospectus does not constitute an offer or invitation to:

- any Institutional Shareholder which received a Institutional Entitlement Offer (whether or not it accepted that offer); or
- a nominee for such an Institutional Shareholder, in respect of New Shares held for such Institutional Shareholder;

(in either case a "Qualifying Institutional Shareholder ") except in respect of New Shares placed with such persons pursuant to the Institutional Entitlement Offer.

In this context, where an Institutional Entitlement Offer of New Shares was accepted by a retail broker on a firm basis, on the basis that it would procure subscribers for them from among its private clients, those private clients may subscribe for those New Shares pursuant to this Prospectus (using the grey application form), but only to the extent (in aggregate) of the firm allocation to the relevant retail broker.

The waivers also allow Worley to ignore, for the purposes of determining those entitled to receive Entitlements (both under the Institutional Entitlement Offer described above and the Retail Entitlement Offer), transactions occurring after the close of trade on ASX on 6 October 2004 (other than registrations of SEATS transactions which occurred before the close of trade) ("post ex-date transactions"). Transactions ignored under this provision are to be ignored in determining holders and registered holders, and holdings and registered holdings of Shares as at the Record Date, or as at 7.00pm on the Record Date, for the purposes of this Prospectus, and references to such holders, registered holders, holdings and registered holdings are to be read accordingly.

Therefore, if you have acquired Shares in a post ex-date transaction, you will not be entitled to receive an Entitlement on those Shares.

ASX has also granted a confirmation that Listing Rule 11.1 does not apply to the transaction and Shareholder approval pursuant to this Listing Rule is not required.

8.18 GOVERNING LAW

This Prospectus and the contracts that arise from acceptance of the Applications are governed by the laws applicable in New South Wales and each Applicant submits to the exclusive jurisdiction of the courts of New South Wales.

8.19 CONSENT TO LODGEMENT

This Prospectus is authorised by each of the Directors and by Mr William Hall as a person named with his consent as a proposed Director.

8.20 EXPIRY

No New Shares will be offered on the basis of this Prospectus after the Expiry Date.



John Grill and David Housego being the Directors authorised to sign this Prospectus pursuant to a resolution passed at a meeting of the Directors.

9

Glossary of Terms



9. GLOSSARY OF TERMS

The following definitions have been used throughout this Prospectus unless stated otherwise:

$	Australian dollars. One Australian dollar is assumed to equal 0.72 US dollars, unless stated otherwise
AASB	Australian Accounting Standards Board
Acquisition	The acquisition of Parsons E&C and its Subsidiaries on the terms described more fully in the Acquisition Agreements
Acquisition Agreements	The agreements summarised in Section 8.1
Adjusted EBIT and Adjusted EBITDA	In relation to the financial performance of Parsons E+C, has the meaning given in Section 3.8
Aggregated Revenue	Statutory revenue plus share of revenue from associates, excluding pass through procurement services revenue
Allotment Date	The date on which New Shares are allotted, being either the Initial Allotment Date or the Final Allotment Date
Applicants	Persons who submit valid Entitlement Forms or Public Offer application forms pursuant to this Prospectus
Application	An application for New Shares pursuant to the Entitlement Offer or the Public Offer
Application Monies	Monies received from Applicants in respect of their Applications
Application Price	$4.10 per New Share
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	The business rules of ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASX	Australian Stock Exchange Limited
Board	The board of directors of Worley
Bookbuild	The process conducted by Worley or its agent to enable Worley to determine the Application Price
Borrowers	Various wholly owned members of the Worley Group specified as borrowers under the Facilities
Buyer	Apollo Corporation, a wholly owned subsidiary of Worley
Capital Raising	The Institutional Placement and Entitlement Offer
CHESS	Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
Closing Date	Wednesday 3 November 2004 (or as varied)
Completion and Complete	Completion of the Acquisition
Composite	In relation to the financial performance of WorleyParsons, has the meaning given in Section 4.4
Constitution	The constitution of Worley, as amended from time to time
Directors	The directors of Worley
Distributions	Dividends declared by Worley
EBIT	Earnings before interest, income tax and abnormal items
EBITDA	Earnings before interest, income tax, depreciation, amortisation and abnormal items
Entitlement	The number of New Shares to which Qualifying Shareholders are entitled on the basis of 2 New Shares for every 9 Existing Shares held at 7.00pm (EST) on the Record Date, subject to rounding and subject to Sections 8.10 and 8.17
Entitlement Form	The blue personalised Entitlement Form enclosed with this Prospectus upon which Applications must be made by Qualifying Shareholders
Entitlement Offer	The offer of approximately 33.2 million New Shares to Qualifying Shareholders, comprising the offer made to Qualifying Institutional Shareholders before the date of this Prospectus and the offer made to Qualifying Retail Shareholders under this Prospectus
Entitlement Offer Period	The period from Monday 11 October 2004 to Wednesday 3 November 2004 (or as varied)
EP	Engineering and Procurement
EPC	Engineering, Procurement and Construction

EPCM	Engineering, Procurement and Construction Management
ESOP	The Parsons Employee Stock Ownership Plan
ESOP *Trustee*	*LaSalle* Bank N.A.
EST	Eastern Standard Time
Existing Shares	Shares issued before 7.00pm (EST), Tuesday 12 October 2004 (being the Record Date for the *Entitlement Offer)*
Expiry Date	11 November 2005
Facilities	Various bank loan facilities to be provided to Worley and the Borrowers on the terms set out in the terms sheet described in Section 8.3
Facility Guarantors	Worley Financial Services Pty Ltd, Worley Pty Ltd, Worley No.2 Pty Ltd, Worley Engineering Pty Ltd, Engineering Services Limited in its own capacity and as trustee of the Worley Limited Trust, and certain members of the Parsons E&C Group to be joined within 30 days of Completion
FEED	Front End Engineering and Design
Final Allotment	The final allotment of New Shares under the Entitlement Offer (which is expected to occur on the Final Allotment Date)
Final Allotment Date	Tuesday 16 November 2004 (or as varied)
Financiers	HSBC (and, in some cases, financial institutions that join a syndication process in relation to the Facilities)
Foreign Shareholder	Any person to whom the Entitlement Offer is not an offer or invitation in accordance with Section 8.10
GAAP	Generally accepted accounting principles
GCR	Gilbert Commonwealth Risk (a Parsons E&C joint venture entity)
Group	Worley and all its Subsidiaries
HIN	Holder Identification Number
Holder	A holder of New Shares
HSBC	HSBC Bank Australia Limited
Holding Statement	A statement issued to Holders by the Share Registry setting out their holdings of New Shares
IFRS	*International Financial Reporting Standards*
Initial Allotment	The initial allotment of New Shares under the Entitlement Offer (which is expected to occur on the Initial Allotment Date)
Initial Allotment Date	Friday 29 October 2004 (or as varied)
Institutional Investors	Persons who are "professional investors" or "sophisticated investors" for the purposes of section 708 of the Corporations Act or who are otherwise entitled to receive an offer of New Shares without the need for a lodged prospectus or other registration or formality (other than a registration or formality which Worley is willing to comply with)
Institutional Placement	The placement of approximately 22.4 million New Shares at $4.10 per New Share to Institutional Investors which was completed on 8 October 2004 as described in Section 1.1.1
Institutional Entitlement	The offer to Qualifying Institutional Shareholders described in Section 1.2.2 Offer
Institutional Shareholder	Has the meaning in Section 8.17
Key Parsons E&C Executives	Mr William Hall, Mr Edward Pagano, Mr David Baughen, Mr Jeff Osborne, Michael Mawer, Harry Sauer, and Mr Edward Stringham
Lead Manager	UBS AG, Australia Branch (ABN 47 088 129 613), the underwriter of the Entitlement Offer, the key terms of whose appointment are set out in Section 8.2
Listing Rules	The listing rules of ASX
LSTK	Lump Sum Turn Key (a fixed price basis of contracting)
Major Shareholders	Certain Shareholders of Worley who, or whose associates, were shareholders of Worley prior to its initial public offering

9. GLOSSARY OF TERMS

Term	Meaning
New Shares	The Shares issued pursuant to the Institutional Placement together with those to be issued under the Entitlement Offer
Parsons Corporation	Parsons Corporation, a corporation registered in Delaware, USA, and in some circumstances includes the Parsons Corporation Group
Parsons Corporation Group	Parsons Corporation and all its Subsidiaries
Parsons E&C	Parsons E&C Corporation, a corporation registered in Delaware, USA, and in some circumstances includes the Parsons E&C Group
Parsons E&C Group	Parsons E&C and its Subsidiaries
Prospectus	This prospectus dated 11 October 2004
Prospectus Date	11 October 2004
Public Offer	The offer of New Shares which are not subscribed for by Qualifying Shareholders
Purchase Price	The sum of US$245,000,000 payable by Worley in accordance with the terms of the Stock Purchase Agreement
Qualifying Institutional Shareholder	Has the meaning given in Section 8.17
Qualifying Retail Shareholder	A Qualifying Shareholder who is not a Qualifying Institutional Shareholder
Qualifying Shareholders	Shareholders as at 7.00pm (EST) on the Record Date who are eligible to participate in the Entitlement Offer in accordance with Sections 8.10 and 8.17
Record Date	Tuesday 12 October 2004 (or as varied)
Register	The official register of Shares
Retail Entitlement Offer	The offer to Qualifying Retail Shareholders described in Section 1.2.3
Shareholder	A registered holder of Shares
Share Registry	Computershare Investor Services Pty Ltd ACN 005 485 825, Level 3, 60 Carrington Street, Sydney, NSW 2000
Shares	Fully paid ordinary shares in Worley
SRN	Shareholder Reference Number
Stock Purchase Agreement	Stock Purchase Agreement dated 7 October 2004 between Buyer, Worley, the ESOP and Parsons E&C as described in Section 8.1.1
Subsidiaries	Has the meaning given in the Corporations Act
UK	United Kingdom
Underwriter	UBS AG, Australia Branch (ABN 47 088 129 613), the underwriter of the Entitlement Offer, the key terms of whose appointment are set out in Section 8.2 of this Prospectus
Underwriter and Lead Manager	UBS AG, Australia Branch (ABN 47 088 129 613)
Underwriting Agreement	The agreement dated on or about 7 October 2004 between Worley and the Underwriter in relation to the underwriting of the Institutional Placement and the Entitlement Offer, the key terms of which are set out in Section 8.2
US or USA	United States of America
US$	US dollars
US Securities Act	US Act of 1933, as amended
Worley	Worley Group Limited (ABN 17 096 090 158), and in some circumstances includes the Worley Group
Worley Group	Worley and its Subsidiaries
WorleyParsons	the merged group comprising the Worley Group and the Parsons E&C Group after Completion, with the ultimate holding company, Worley, being renamed (subject to Completion and to Worley shareholder approval) as "WorleyParsons Limited"
WPES	WorleyParsons Energy Services

10

Application Forms







CORPORATE DIRECTORY

COMPANY
Worley Group Limited
Level 7, 116 Miller Street
North Sydney NSW 2060

REGISTERED OFFICE
Level 7, 116 Miller Street
North Sydney NSW 2060

FINANCIAL ADVISER AND LEAD MANAGER
UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

INDEPENDENT ACCOUNTANT
Ernst & Young
321 Kent Street
Sydney NSW 2000

LAWYERS TO THE ENTITLEMENT OFFER
Freehills
Level 38, MLC Centre
19-29 Martin Place
Sydney NSW 2000

SHARE REGISTRY
Computershare Registries Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

ENTITLEMENT OFFER INFOLINE
Australia: 1300 726 453
International: +61 3 9415 4000

Designed and Produced by walterwakefield



www.worley.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Worley Group Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A total of 55,593,887 fully paid ordinary shares comprising 22,403,507 shares to be issued as part of the institutional placement conducted on 7-8 October 2004 and approximately 33,190,390 shares (subject to rounding effects in the entitlement offer) to be issued as part of an entitlement offer by way of a prospectus lodged with ASIC on 11 October 2004.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares.** **The shares are more fully described in section 8.9 of the prospectus lodged with ASIC on 11 October 2004.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes. New ordinary shares issued as part of the placement and entitlement offer will rank equally with existing ordinary shares in all respects from the date of allotment.**
5	Issue price or consideration	**$4.10 per new ordinary share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The proceeds of the issue will be used to fund the acquisition of Parsons E&C Corporation, a Delaware company, by a subsidiary of Worley as announced to the market on 7 October 2004.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Friday 29 October 2004 for the initial allotment and Tuesday 16 November 2004 for the final allotment. For more details about the allotment dates refer to section 1 of the prospectus lodged with ASIC on 11 October 2004.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**There will be approximately 204,950,598 fully paid ordinary shares on issue after issue of all the shares to be issued in the institutional placement and the entitlement offer (subject to rounding effects in the entitlement offer).**	**Fully paid ordinary shares.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Not applicable.**	**Not applicable.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends may be declared by the directors out of profits. For more details refer to section 4.8 of the prospectus lodged with ASIC on 11 October 2004.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**No.**
12	Is the issue renounceable or non-renounceable?	**Non-renounceable.**
13	Ratio in which the +securities will be offered	**2 new ordinary shares will be offered for every 9 existing ordinary shares held.**
14	+Class of +securities to which the offer relates	**Fully paid ordinary shares.**
15	+Record date to determine entitlements	**7.00pm (EST) on 12 October 2004.**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**Yes.**
17	Policy for deciding entitlements in relation to fractions	**Fractional entitlements rounded to the nearest whole new ordinary share.**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**All countries except Australia and New Zealand.**

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	**The institutional part of the entitlement offer closed on Friday 8 October 2004 (and shares will be allotted on 29 October 2004).** **The retail part of the entitlement offer closes on Wednesday 3 November 2004 (and shares will be allotted on Tuesday 16 November 2004, provided that shareholders whose applications are received by Friday 22 October 2004 may have entitlement shares allotted as part of the initial allotment on 29 October 2004).**

+ See chapter 19 for defined terms.

20	Names of any underwriters	**Fully underwritten by UBS AG, Australia Branch (ABN 47 088 129 613)**
21	Amount of any underwriting fee or commission	**Subject to the Underwriter having performed its obligations under the Underwriting Agreement, Worley will pay to the Underwriter a base fee of $3.8 million and an incentive fee of $1.5 million.**
22	Names of any brokers to the issue	**None.**
23	Fee or commission payable to the broker to the issue	**Not applicable.**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**None.**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**Not applicable.**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**Wednesday 13 October 2004.**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**Not applicable.**
28	Date rights trading will begin (if applicable)	**Not applicable.**
29	Date rights trading will end (if applicable)	**Not applicable.**
30	How do +security holders sell their entitlements *in full* through a broker?	**Not applicable.**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**Not applicable.**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**Entitlements are non-renounceable.**
33	+Despatch date	**Tuesday 16 November 2004.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 October 2004
(Director / Company Secretary)

Print name: David Housego

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Worley Group Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**A total of 55,593,887 fully paid ordinary shares comprising 22,403,507 shares to be issued as part of the institutional placement conducted on 7-8 October 2004 and approximately 33,190,390 shares (subject to rounding effects in the entitlement offer) to be issued as part of an entitlement offer by way of a prospectus lodged with ASIC on 11 October 2004.**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares.** **The shares are more fully described in section 8.9 of the prospectus lodged with ASIC on 11 October 2004.**

+ See chapter 19 for defined terms.

Freehills Sydney ASX00003B\004713866

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes. New ordinary shares issued as part of the placement and entitlement offer will rank equally with existing ordinary shares in all respects from the date of allotment.**
5	Issue price or consideration	**$4.10 per new ordinary share.**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**The proceeds of the issue will be used to fund the acquisition of Parsons E&C Corporation, a Delaware company, by a subsidiary of Worley as announced to the market on 7 October 2004.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Friday 29 October 2004 for the initial allotment and Tuesday 16 November 2004 for the final allotment. For more details about the allotment dates refer to section 1 of the prospectus lodged with ASIC on 11 October 2004.**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**There will be approximately 204,950,598 fully paid ordinary shares on issue after issue of all the shares to be issued in the institutional placement and the entitlement offer (subject to rounding effects in the entitlement offer).**	**Fully paid ordinary shares.**

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	**Not applicable.**	**Not applicable.**

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Dividends may be declared by the directors out of profits. For more details refer to section 4.8 of the prospectus lodged with ASIC on 11 October 2004.**

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	**No.**
12	Is the issue renounceable or non-renounceable?	**Non-renounceable.**
13	Ratio in which the +securities will be offered	**2 new ordinary shares will be offered for every 9 existing ordinary shares held.**
14	+Class of +securities to which the offer relates	**Fully paid ordinary shares.**
15	+Record date to determine entitlements	**7.00pm (EST) on 12 October 2004.**
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	**Yes.**
17	Policy for deciding entitlements in relation to fractions	**Fractional entitlements rounded to the nearest whole new ordinary share.**
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	**All countries except Australia and New Zealand.**

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	**The institutional part of the entitlement offer closed on Friday 8 October 2004 (and shares will be allotted on 29 October 2004).** **The retail part of the entitlement offer closes on Wednesday 3 November 2004 (and shares will be allotted on Tuesday 16 November 2004, provided that shareholders whose applications are received by Friday 22 October 2004 may have entitlement shares allotted as part of the initial allotment on 29 October 2004).**

+ See chapter 19 for defined terms.

20	Names of any underwriters	**Fully underwritten by UBS AG, Australia Branch (ABN 47 088 129 613)**
21	Amount of any underwriting fee or commission	**Subject to the Underwriter having performed its obligations under the Underwriting Agreement, Worley will pay to the Underwriter a base fee of $3.8 million and an incentive fee of $1.5 million.**
22	Names of any brokers to the issue	**None.**
23	Fee or commission payable to the broker to the issue	**Not applicable.**
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	**None.**
25	If the issue is contingent on +security holders' approval, the date of the meeting	**Not applicable.**
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	**Wednesday 13 October 2004.**
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	**Not applicable.**
28	Date rights trading will begin (if applicable)	**Not applicable.**
29	Date rights trading will end (if applicable)	**Not applicable.**
30	How do +security holders sell their entitlements *in full* through a broker?	**Not applicable.**
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	**Not applicable.**

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	**Entitlements are non-renounceable.**
33	+Despatch date	**Tuesday 16 November 2004.**

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 11 October 2004
(Director / ~~Company Secretary~~)

Print name: David Housego

== == == == ==

+ See chapter 19 for defined terms.



Worley



RECEIVED

Prospectus

An Entitlement Offer of approximately 33.2 million New Shares at $4.10 per share to raise approximately $136.1 million



Financial Advisor and Lead Manager



UBS

IMPORTANT INFORMATION

This Prospectus

This document is important and requires your immediate attention. You should read this entire Prospectus carefully before deciding whether to invest in the New Shares. In particular, it is important that you consider the risk factors (see Section 7) that could affect the financial performance of Worley Group Limited ABN 17 096 090 158 ("Worley") before deciding what course you should follow.

If you are unclear as to the course you should follow, then you should consult your stockbroker, solicitor, accountant or financial adviser immediately.

This Prospectus is dated 11 October 2004 and a copy of this Prospectus was lodged with ASIC on that date. This Prospectus expires on 11 November 2005 ("Expiry Date"). No New Shares will be allotted or issued on the basis of this Prospectus after the Expiry Date. ASIC and ASX take no responsibility for the contents of this Prospectus.

Within seven days after the date of this Prospectus, Worley will apply to ASX for the New Shares to be quoted on ASX.

Offering Restrictions

This Prospectus has been prepared to comply with the requirements of the laws of Australia.

The Entitlement Offer is not being extended to any Shareholder whose registered address is outside of Australia and New Zealand, other than a Qualifying Institutional Shareholder.

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation.

The New Shares have not been, and will not be registered under the US Securities Act and may not be offered or sold in the US except in transactions exempt from the registration requirements of the US Securities Act and applicable US State securities laws.

No Representations Other Than In This Prospectus

No person is authorised to give any information or to make any representation in connection with the Entitlement Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by Worley.

Prospectus Availability

A free paper copy of this Prospectus is available to Qualifying Shareholders during the Entitlement Offer period by calling the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International). The electronic version of this Prospectus may be viewed and downloaded from Worley's website: www.worley.com.au. An electronic version of this Prospectus is only available online to persons resident in Australia. Persons who access the electronic version of this Prospectus must ensure that they download and read the entire Prospectus.

Future Performance

Except as required by law, and only then to the extent so required, neither Worley nor any other person warrants the future performance of Worley or any return on any investment made pursuant to this Prospectus.

Definitions

Certain terms and abbreviations used in this Prospectus have defined meanings, which are explained in the Glossary of Terms. The financial amounts in this Prospectus are expressed in Australian currency unless otherwise stated.

Photographs and Diagrams

Photographs and schematic drawings appearing in this Prospectus do not depict assets or equipment owned or used by Worley or Parsons E&C or an activity conducted by Worley or Parsons E&C unless otherwise indicated. Diagrams used in the Prospectus are illustrative only and may not be drawn to scale. Unless otherwise stated, all data contained in charts, graphs and tables is based on information available at the date of this Prospectus.

Enquiries

If you have any questions in relation to the Entitlement Offer, please contact your stockbroker, solicitor, accountant or financial adviser. If you have questions in relation to how to complete the Entitlement Form, please call the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International).

Privacy

Please read the privacy statement located at Section 8.15. By submitting the Application Form in or accompanying this Prospectus, you consent to the matters outlined in that statement.

TABLE OF CONTENTS

LETTER FROM THE CHAIRMAN

11 October 2004

Dear Shareholder

I am pleased to present you with an opportunity to participate in the next stage of Worley's growth through this Entitlement Offer of approximately 33.2 million New Shares at $4.10 per New Share.

On 7 October 2004, Worley announced it had agreed to acquire all the issued stock in Parsons E&C Corporation ("Parsons E&C"), a global engineering design and project services company, for US$245 million. Parsons E&C has a strong reputation as a provider of engineering, procurement, project management and construction management ("EPCM") services to the oil, gas, refining, chemicals, petrochemicals and power sectors.

The acquisition of Parsons E&C represents an attractive and exciting opportunity for Worley. The Parsons E&C and Worley businesses are complementary both in terms of their geographical presence and their technical capabilities, providing many new growth opportunities.

Following the Acquisition, it is proposed that Shareholder approval will be sought for the combined business to be renamed "WorleyParsons Limited", reflecting both the heritage and the contribution each business is expected to make.

The operations of Parsons E&C will continue predominantly under the stewardship of Mr William (Bill) Hall, Chairman and CEO, Parsons E&C. In addition, Worley is delighted that Bill has agreed to accept a position on the Board, subject to completion of the Acquisition.

The Acquisition is a significant step in the development of Worley internationally. WorleyParsons will employ in excess of 9,500 people across 59 offices in 29 countries. The expanded operational base will create opportunities by extending existing expertise to new regions.

The Acquisition is expected to be earnings per Share accretive (pre-amortisation) based on the expected nine month contribution for the year ending 30 June 2005. Further information on the effect of the Acquisition and the Capital Raising is set out in Section 4.

The Acquisition is to be funded through a combination of debt and the issue of New Shares, comprising an Institutional Placement and an Entitlement Offer. The Institutional Placement of approximately 22.4 million New Shares was completed on Friday 8 October 2004 and raised approximately $91.9 million. This Entitlement Offer, in which you are invited to participate, is expected to raise an additional approximately $136.1 million and has been fully underwritten by UBS AG, Australia Branch.

You are entitled to take up 2 New Shares for every 9 Existing Shares you owned at 7.00pm on Tuesday 12 October 2004. To apply for shares, you should use the Entitlement Form accompanying this Prospectus.

This Prospectus contains full details of the Acquisition, its funding and the Entitlement Offer. Please take the time to read it carefully before deciding whether to invest. If you are uncertain as to whether taking up the Entitlement Offer is a suitable investment for your purposes, you should consult your stockbroker, solicitor, accountant or financial adviser.

On behalf of the Board I commend this Entitlement Offer to you.

Yours faithfully



JOHN SCHUBERT
CHAIRMAN



The acquisition of Parsons E&C is a unique opportunity for Worley to significantly expand its geographic reach, enhance its technical capabilities and create a platform for the long-term growth.

Worley provides a broad range of professional services to the energy, resource and complex process industries globally and has enjoyed a long and sustained period of growth. This growth has been achieved through a combination of well executed acquisitions and the expansion of the services Worley offers its client base globally.

Worley's improving capability to execute projects from a range of global locations has helped it win and perform large-scale projects. Strategically located offices close to major resource centres have improved Worley's capability to offer its services efficiently to global clients.

In growing internationally, Worley has often formed strategic alliances or joint venture relationships with local service providers. This has been a successful strategy, enabling Worley to combine its major project and design expertise with local knowledge and developing relationships.

The Acquisition is the extension of a successful joint venture relationship between Parsons E&C and Worley. It represents a new opportunity for Worley to extend its technical capabilities and geographical reach, on attractive terms. Parsons E&C currently has in excess of 5,400 personnel operating in 15 countries. It has a reputation for the provision of innovative and leading solutions, and operates in many regions where Worley either does not yet have a presence or is seeking further growth.

WorleyParsons, will be a leading global player providing services to the hydrocarbon market with significantly increased capabilities, geographical coverage and capacity. The expanded product capabilities and offerings will provide opportunities to cross-sell services through a larger network of offices.

In addition, Parsons E&C has expertise and scale in sectors such as refining and petrochemicals, onshore gas plants, sulphur technology and power (where Worley has operations in Australia only), providing greater geographic diversification and revenue opportunities for the Worley business.

Over the past 12 months, Worley has been highlighting to Shareholders, employees and the market generally the six Worley strategic differentiators. These are:

- outstanding operational and corporate performance;
- focus on long-term contracts, integrated services and alliances;
- success in project delivery, large and small;
- comprehensive geographic presence and industry capability;
- identification, integration and growth of value-adding acquisitions; and
- a portfolio of development projects.

The acquisition of Parsons E&C will greatly assist Worley in achieving these differentiators. In addition, Parsons E&C's enviable safety record and sizeable exposure to long-term projects will significantly increase Worley's capability to deliver large EPCM projects and will greatly enhance Worley's technical capabilities and geographic coverage.

This is an exciting opportunity for Worley and we all look forward to the future growth opportunities that the Acquisition is expected to produce.



JOHN GRILL
CHIEF EXECUTIVE OFFICER



KEY INVESTMENT THEMES

WorleyParsons will be a leading global player in the energy and resource markets with significantly increased capabilities, geographical coverage and capacity...



LARGE PROJECT CAPABILITIES

Projects in the energy and resource markets continue to grow in size and complexity. WorleyParsons will be one of few global companies with the resources and technical capabilities to meet the demands of large-scale, long-term resource projects.

FULL SERVICE OFFERING

In the energy and resource industries, there is a growing trend toward outsourcing project and facility support services. WorleyParsons will have the capability and scale to offer clients the full range of services they increasingly seek.

GEOGRAPHIC AND INDUSTRY DIVERSIFICATION

The Acquisition will provide Worley with significantly increased presence in the international power market and broader geographic exposure in the hydrocarbon market. This provides new growth opportunities and an increasingly diversified business.

OPPORTUNITIES FOR SECTOR EXPANSION

WorleyParsons' expanded operational base will provide opportunities to extend existing expertise to new regions. Parsons E&C's global capability in large project management, onshore oil and gas, refining, petrochemicals and chemicals, and power can be utilised across Worley's operations throughout South-East Asia, Australasia and the Middle East. Worley's offshore oil and gas, and minerals and metals expertise can be applied across Parsons E&C's client base in Europe, the Former Soviet Union and the Americas.

STRONG STRATEGIC RELATIONSHIPS AND QUALITY CLIENT BASE

Parsons E&C has a long history of project delivery and has developed strong strategic relationships with a quality client base. Existing relationships will be further enhanced with the improved capability, capacity and coverage of WorleyParsons.

POSITIVE FINANCIAL IMPACT

The Acquisition is expected to be earnings per Share accretive (pre-amortisation) based on an expected nine month contribution for the year ending 30 June 2005.

- Worley has entered into an agreement to purchase Parsons E&C for US$245 million
- The Purchase Price represents an Adjusted EBITDA multiple of 6.9 times for the 12 months to 26 December 2003
- The Acquisition is to be funded by a mixture of equity and debt, as shown in the table below
- On a Composite basis, as described in Section 4.4, the Acquisition would have been approximately 34.8% earnings per share accretive (pre-amortisation and additional corporate and integration costs) for the 12 months to 30 June 2004
- The Acquisition would have been approximately 27.4% earnings per Share accretive (pre-amortisation and post-additional corporate and integration costs, see Section 4.7.1) for the 12 months to 30 June 2004
- The Acquisition is also expected to be earnings per Share accretive (pre-amortisation) based on an expected nine month contribution for the year ending 30 June 2005


ENTITLEMENT
OFFER

an invitation

As part of the funding for the Acquisition, Worley is raising equity via an Entitlement Offer at a price of $4.10 per Share. Worley is inviting you to participate in the Entitlement Offer. The exact number of New Shares you are entitled to is printed on the Entitlement Form sent with this Prospectus

ACQUISITION PRICING

Acquisition price	US$245m
Adjusted EBITDA (12 months to 26 Dec 2003)	US$35.7m
Adjusted EBITDA multiple	6.9x

NOTE:
1 See Section 3.8.1 for a description of adjustments to reported EBITDA

FINANCIAL PERFORMANCE INFORMATION

Adjusted 12 months to 26 Dec 2003

Adjusted EBITDA	A$54.7m
Adjusted EBIT	A$47.3m

NOTE:
1 Parsons E&C financial statements are prepared in US dollars. For the purpose of this table, amounts in US dollars have been converted to Australian dollars at one Australian dollar equals the average exchange rate for the year ending 26 December 2003 (see Section 3.8.1)

FUNDING

Institutional Placement	A$91.9m
Entitlement Offer	A$136.1m
Debt funding	A$128.0m
Total funding	A$356.0m

SUMMARY OF THE ENTITLEMENT OFFER AND KEY DATES

SUMMARY OF KEY DATES

Offer to Qualifying Institutional Shareholders Opens	Thursday 7 October 2004
Offer to Qualifying Institutional Shareholders Closes	Friday 8 October 2004
Record Date for determining Entitlement to New Shares	Tuesday 12 October 2004
Offer opens to Qualifying Retail Shareholders and members of the public	Monday 18 October 2004

Latest day for receipt of Entitlement Forms and Application Monies for Initial Allotment	Friday 22 October 2004
Allotment of New Shares under Initial Allotment (Initial Allotment Date)	Friday 29 October 2004
Normal trading of New Shares under Initial Allotment	Monday 1 November 2004

Offer to Qualifying Retail Shareholders and members of the public closes (Closing Date)	Wednesday 3 November 2004
Allotment of New Shares under Final Allotment (Final Allotment Date)	Tuesday 16 November 2004
Normal trading of New Shares under Final Allotment	Wednesday 17 November 2004

These dates are subject to change and are indicative only. Worley reserves the right to amend this indicative timetable including, subject to the Corporations Act and Listing Rules, to extend the latest date for receipt of Applications, to accept late Applications either generally or in particular cases, or to cancel the Entitlement Offer without prior notice.

1. READ

Read this Prospectus in full, paying particular attention to:

- the "Important Information" on the inside front cover;
- details of the Entitlement Offer in Section 1; and
- risk factors in Section 7.

2. CONSIDER AND CONSULT

Consider all risks and other information in light of your particular investment objectives and circumstances.

Consult with your stockbroker, solicitor, accountant or financial adviser if you are uncertain.

3. COMPLETE

Complete the appropriate application form accompanying this Prospectus. If you are a registered Shareholder with an Australian or New Zealand address at 7.00pm (EST) on the Record Date, you will receive a personalised Entitlement Form coloured blue.

Qualifying Retail Shareholders have the opportunity to apply for New Shares by one of two dates. Applicants who apply for New Shares on or by 5.00pm (EST) Friday 22 October 2004 will have their New Shares allotted on the Initial Allotment Date and will be able to trade those New Shares on ASX within three Business Days after that date ("Initial Allotment"). Applicants who apply for New Shares by 5.00pm (EST) on the Closing Date will have their New Shares allotted on the Final Allotment Date and will be able to trade those New Shares on ASX within three Business Days after that date ("Final Allotment"). Completed application forms must be accompanied by a cheque or bank draft in Australian currency for the amount of the Application Monies, payable to "Worley Group Limited – Entitlement Offer Applications Account" and crossed "Not Negotiable". Please do not send cash. Receipts for payments will not be issued.

For further details on how to apply for New Shares, see Section 1 and the guide to completing the Entitlement Form or Public Offer application forms on the back of the forms. For answers to any further questions you may have on how to apply for New Shares, please call the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International).

4. MAIL OR DELIVER

Mail or deliver your completed application form together with your Application Monies as follows:

Mail to:

Computershare Investor Services Pty Limited
PO Box 7115
Sydney NSW 2000

OR

Hand deliver to:
Level 2
60 Carrington Street
Sydney NSW 2000

Completed application forms and Application Monies must be received by the Share Registry as follows:

- if you are a Qualifying Retail Shareholder and you wish to have New Shares issued on the Initial Allotment Date – by 5.00pm (EST) on Friday 22 October 2004; or
- if you are a Qualifying Retail Shareholder or a member of the general public, and you wish to have New Shares issued on the Final Allotment Date – by 5.00pm (EST) on the Closing Date (which is Wednesday 3 November 2004, subject to change).

Large Project Capabilities

Parsons E&C has the track record and systems necessary to pursue and deliver large-scale and complex projects. As resource projects continue to grow in size and complexity, WorleyParsons will be one of the few global companies with the resources, technical capabilities and systems to meet the demands of large-scale resource projects.

[illegible] SERVICES

PARSONS E&C HAS DESIGNED

Over **250** gas processing plants globally

Over **600** chemical and petrochemical projects in more than 30 countries

Over **370** power plants

Parsons E&C has an international reputation for the successful delivery of many large-scale and complex projects. Parsons E&C's capabilities have enabled it to build long sustaining and mutually beneficial relationships with its client base. The strength of Parsons E&C's existing client relationships combined with those of Worley creates a strong platform for future growth.



SHAYBAH DEVELOPMENT – SAUDI ARABIA
Parsons E&C managed the development of Saudi Aramco's remote desert Shaybah oil production facility. The project included gas-oil separation and crude production facilities, roads, airstrip, camps, communications, power generation and a 600 km, 48 inch pipeline.



KINGSTON FOSSIL PLANT – TENNESSEE VALLEY
Parsons E&C provided engineering and design of above ground storage tanks at the Tennessee Valley Authority's Kingston fossil plant to eliminate contamination of boiler make up water.



BOROUGE PETROCHEMICALS COMPLEX – ABU DHABI
The Borouge Petrochemicals Project, completed in 2002, produces 450,000 metric tons per year of high density and low density polyethylene and exports 150,000 metric tons per year of surplus ethylene. This joint venture was formed by the Abu Dhabi National Oil Company (ADNOC) and Borealis of Denmark. Parsons E&C povided PMC Services.

sification

EBIT BY SECTOR COMPOSITE 12 MONTHS TO 30 JUNE 2004



Sector	%
Oil & Gas	55%
Power & Water	28%
Minerals, Metals & Chemicals	10%
Refining & Petrochemicals	5%
Industrial & Infrastructure	2%

EBIT BY GEOGRAPHY COMPOSITE 12 MONTHS TO 30 JUNE 2004



Geography	%
Australia & New Zealand	27%
Americas	26%
Former Soviet Union	20%
Asia	13%
Middle East	10%
Europe	3%
Other	1%

Opportunities for Sector Expansion

WorleyParsons' expanded operational base will provide opportunities to extend existing expertise to new regions. Parsons E&C's global capability in large project management, onshore oil and gas, refining, petrochemicals and chemicals and power can be utilised across Worley's operations throughout South-East Asia, Australasia and the Middle East. Worley's offshore oil and gas, and minerals and metals expertise can be applied across Parsons E&C's client base in Europe, the Former Soviet Union and the Americas.

Strong strategic relationships

Parsons E&C has a 60 year history of project delivery and has developed strong strategic relationships with a quality client base. Existing relationships will be enhanced through the strengthened offering.

For more than 15 years, Parsons E&C work has been continuous at the Shell Oil Products US (Shell OPUS) and Martinez refineries. The scope of services ranges from conceptual studies through to construction management, commissioning, and start-up support.

and Quality client base

The Acquisition would have been approximately 27.4 % earnings per share accretive (pre-amortisation and post-additional corporate and integration costs) for the 12 months to 30 June 2004.

Positive financial impact

12 MONTHS	WORLEY 30 JUNE 2004	ADJUSTED PARSONS E&C 26 DEC 2003
EBITDA	49.0	54.7
EBIT	40.4	47.3
Countries	23	15
Employees	4,500	5,400

See Sections 4 and 5 for further detail.



1

Details of the Entitlement Offer



Worley is making an Offer of New Shares to raise approximately $228 million comprising an Institutional Placement and Entitlement Offer. The proceeds of the Offer will be used to fund the acquisition of Parsons E&C

1.1 FUNDING

The Acquisition will be funded through a combination of debt and equity as set out in the following table.

SOURCES AND APPLICATION OF FUNDS

	A$m
Total Acquisition Cost	
Purchase Price[1]	341.0
Acquisition and funding costs	15.0
Total	**356.0**
Sources of Funding	
Institutional Placement	91.9
Entitlement Offer[2]	136.1
Debt funding[3]	128.0
Total	**356.0**

NOTES:

1 Purchase Price (US$245 million) converted into A$ at an assumed exchange rate of one Australian dollar equals 0.72 US dollars. For a description of the intended approach to hedging, see Section 8.4

2 The Entitlement Offer is fully underwritten. For a description of the Underwriting Agreement, see Section 8.2

3 For a description of the Facilities, see Section 8.3

The proceeds of the Institutional Placement, the Entitlement Offer and the debt funding will be received prior to Completion and payment of the Purchase Price.

This Prospectus relates to the Entitlement Offer only.

The Purchase Price will be distributed as follows:

- US$10 million held in escrow, as described in Section 8.1.1;
- US$166 million payable to Parsons Corporation to redeem a promissory note executed by the Parsons Employee Stock Ownership Plan ("ESOP") in favour of Parsons Corporation; and
- US$69 million distributed to ESOP members (of whom there are 4,000) for their pension plans, which are payable on retirement.

Details of each of the sources of funding are set out below.

1.1.1 INSTITUTIONAL PLACEMENT

On 8 October 2004, Worley completed an Institutional Placement of approximately 22.4 million New Shares at an issue price of $4.10 per New Share raising a total of approximately $91.9 million. As part of the Institutional Placement, certain Key Parsons E&C Executives subscribed for New Shares.

The New Shares issued under the Institutional Placement do not rank for the Entitlement Offer.

1.1.2 ENTITLEMENT OFFER

This Prospectus relates to the Entitlement Offer. Under the Entitlement Offer, Worley is making an offer of approximately 33.2 million New Shares at a price of $4.10 per New Share to raise approximately $136.1 million.

The Entitlement of Qualifying Institutional Shareholders (including a number of Major Shareholders and Directors) under the Entitlement Offer (in total, approximately 25.6 million Shares) have been offered at or about the time of the Institutional Placement. Further detail in relation to subscriptions by Major Shareholders and Directors is provided in Section 8.11 and 8.12.

1.1.3 ADDITIONAL DEBT FUNDING

Worley proposes to draw down approximately $128.0 million in new debt finance under the Facilities, as part of the funding of the Acquisition. These funds will be drawn down to coincide with Completion.

The Facilities also provide for ongoing working capital and funding requirements of the businesses. These funding requirements are not expected to exceed the total amount available under the Facilities of $220 million.

Further information in relation to the Facilities is provided in Section 8.3.

1.2 THE ENTITLEMENT OFFER

Under the Entitlement Offer, Worley propose to issue approximately 33.2 million New Shares at the Application Price to raise approximately $136.1 million.

Qualifying Shareholders have received or will receive an Entitlement Offer to acquire 2 New Shares for every 9 Existing Shares held at 7.00pm (EST) on the Record Date.

Shareholders registered at 7.00pm (EST) on the Record Date with registered addresses in Australia or New Zealand have a priority pro-rata Entitlement based on their holdings at that time, subject to Sections 8.10 and 8.17. In calculating Entitlements to New Shares, fractional entitlements have been rounded to the nearest whole number.

The Entitlement Offer is non-renounceable, which means the Entitlement itself is not transferable and cannot be sold. The New Shares are transferable. In order for Shareholders to ensure they receive their Entitlement, Applications must be made on the blue personalised loose leaf Entitlement Form accompanying this Prospectus.

The Entitlement Offer is structured as follows:

- Institutional Entitlement Offer - this has already occurred;
- Retail Entitlement Offer - being made under this Prospectus; and
- Public Offer - being made under this Prospectus.

All New Shares will be allotted pursuant to this Prospectus.

Worley reserve the right to withdraw the Entitlement Offer without prior notice, subject to the Corporations Act and Listing Rules.

1.2.1 APPLICATION PRICE AND BOOKBUILD PROCESS

The Application Price under the Entitlement Offer is $4.10 per New Share and was determined by Qualifying Institutional Shareholders and other Institutional Investors by a Bookbuild process.

1.2.2 INSTITUTIONAL ENTITLEMENT OFFER

Offers were made to Qualifying Institutional Shareholders allowing them to take up their pro-rata Entitlement at or about the time of the Institutional Placement. Under the Institutional Entitlement Offer, New Shares not taken up by Qualifying Institutional Shareholders were offered to:

- other Qualifying Institutional Shareholders wishing to subscribe for more than their Entitlement; and
- other Institutional Investors wishing to acquire New Shares.

New Shares taken up in the Institutional Entitlement Offer will be issued to the relevant Qualifying Institutional Shareholders and other Institutional Investors on the Initial Allotment Date.

1.2.3 RETAIL ENTITLEMENT OFFER

The Retail Entitlement Offer is only available to Qualifying Retail Shareholders who have not already received (directly or through nominees) an offer, regardless of whether they accepted that offer, under the Institutional Entitlement Offer.

Under the Retail Entitlement Offer, you will receive an offer to subscribe for up to your Entitlement as shown on your accompanying blue personalised loose leaf Entitlement Form.

Qualifying Retail Shareholders may also apply for New Shares in excess of their Entitlements. However, you are not obliged to apply for any New Shares.

If Qualifying Retail Shareholders do not apply for their Entitlements, the shortfall will be available to other Qualifying Retail Shareholders who apply for more than their Entitlements and members of the general public who apply for New Shares under the Public Offer.

New Shares applied for by Qualifying Retail Shareholders who make valid Applications on the blue personalised loose leaf Entitlement Form which are received by the Share Registry on or before Friday 22 October 2004 will be allotted the lesser of the number applied for and their Entitlement, on the Initial Allotment Date, at the same time as the allotment of New Shares to Qualifying Institutional Shareholders.

New Shares applied for by Qualifying Retail Shareholders who make Applications on the blue personalised loose leaf Entitlement Form which are received by the Share Registry after Friday 22 October 2004 but on or before the Closing Date will be allotted on the Final Allotment Date.

New Shares applied for in excess of an Entitlement will, if allotted, be allotted on the Final Allotment Date.

1.2.4 PUBLIC OFFER

This Prospectus also relates to a general offer to members of the public in Australia of New Shares which are not subscribed for by Qualifying Shareholders or Institutional Investors under the Entitlement Offer. Applications under the Public Offer can only be satisfied to the extent that there is a shortfall in subscription of the Entitlement Offer, as no additional New Shares will be made available for public Applications.

Members of the public may apply for New Shares by using the grey Application Form accompanying this document. Members of the public will not be entitled to a priority allocation.

The Public Offer is made only in Australia to residents of Australia.

The restrictions on issue and other relevant provisions of this Prospectus regarding the Entitlement Offer also apply to the Public Offer.

1.2.5 ALLOCATIONS

Worley has the right, in consultation with the Underwriter, to nominate the persons to whom the New Shares will be allocated.

Other than Qualifying Shareholders receiving up to their Entitlements:

- there is no assurance that Applicants will be allocated the number of New Shares they apply for or any New Shares at all;
- Applications may be scaled back at the discretion of Worley; and
- Worley and the Underwriter reserve the right to reject any Application or to allocate any Applicant a lesser number of New Shares than that applied for by the Applicant.

Entitlement Forms and Public Offer application forms must be completed in accordance with the instructions on the reverse side of the appropriate application form. To the extent that any Application is not satisfied in whole, Application Monies will be refunded without interest. Worley reserves the right to cancel the Entitlement Offer at any time, in which case all Application Monies, which have not been allotted, will be refunded without interest.

1.3 HOW TO PARTICIPATE

1.3.1 ENTITLEMENT OVERVIEW

Qualifying Shareholders as at 7.00pm (EST) on the Record Date will be offered New Shares in the ratio of 2 New Shares for every 9 Existing Shares then held at the Application Price (subject to rounding and subject to Sections 8.10 and 8.17).

Holders of Existing Shares only receive an Entitlement if they are on the Register on the Record Date and their address is in either Australia or New Zealand and they otherwise qualify in accordance with Sections 8.10 and 8.17.

The Entitlement is shown on the accompanying blue personalised loose leaf Entitlement Form. In calculating Entitlements, fractional Entitlements have been rounded to the nearest whole New Share.

The Entitlement Offer is non-renounceable which means the Entitlement itself is not transferable and cannot be sold. The Entitlement Offer and Public Offer have been fully underwritten by UBS AG, Australia Branch. A summary of the Underwriting Agreement appears in Section 8.2.

1.3.2 APPLYING FOR MORE THAN YOUR ENTITLEMENT

If you have an Entitlement, you are also permitted to apply for additional New Shares. All Qualifying Shareholders who apply will receive their Entitlement. Any amount by which an Application from a Qualifying Shareholder exceeds their Entitlement may be scaled back, at the absolute discretion of Worley.

1.3.3 ACCEPTANCE AND PAYMENT

Qualifying Institutional Shareholders

Qualifying Institutional Shareholders settling on the Initial Allotment Date must settle in the manner instructed by the Underwriter.

Qualifying Retail Shareholders

If you are a Qualifying Retail Shareholder and you want to accept part of, all of, or apply for more than your Entitlement:

- you must complete the blue personalised loose leaf Entitlement Form accompanying this Prospectus in accordance with the instructions set out on the form; and

- Applications must be accompanied by a cheque or bank draft (calculated by multiplying the number of New Shares you applied for by the Application Price). If you do not indicate the number of New Shares for which you wish to subscribe, or there is a discrepancy between the amount of the cheque and the number of New Shares indicated, Worley will treat you as applying for as many New Shares as your cheque or bank draft will pay for.

Qualifying Retail Shareholders have the opportunity to apply for their Entitlement no later than 5.00pm (EST) on Friday 22 October 2004, in order to participate in the Initial Allotment. New Shares allotted under the Initial Allotment are expected to commence trading on ASX by Monday 1 November 2004. Applications for more than your Entitlement may only be allocated under the Final Allotment. New Shares issued under the Final Allotment are expected to commence trading on ASX by Wednesday 17 November 2004.

The closing time and date for receiving Applications is 5.00pm (EST) on Wednesday 3 November 2004 (subject to change). The Share Registry must receive the Entitlement Forms by this time, even if lodged through a stockbroker or adviser. Entitlement Forms must be completed in accordance with the instructions outlined on the Entitlement Form.

Public Offer applicants

If you are a member of the general public and you want to apply for New Shares under the Public Offer:

- complete the grey loose leaf Public Offer application form accompanying this Prospectus in accordance with the instructions set out on the form; and
- Applications must be accompanied by a cheque or bank drafts (calculated by multiplying the number of New Shares you applied for by the Application Price). If you do not indicate the number of New Shares for which you wish to subscribe, or there is a discrepancy between the amount of the cheque or bank drafts and the number of New Shares indicated, Worley will treat you as applying for as many New Shares as your cheque or bank drafts will pay for.

The closing time and date for receiving Applications is 5.00pm (EST) on Wednesday 3 November 2004 (subject to change). The Share Registry must receive the grey application form by this time, even if lodged through a stockbroker or adviser. New Shares issued under the Public Offer (if any) are expected to commence trading on ASX by Wednesday 17 November 2004.

1.3.4 PAYMENT

Payment will only be accepted in Australian currency and cheques and bank drafts must be drawn on or payable at an Australian bank.

Cheques and bank drafts should be made payable to "Worley Group Limited – Entitlement Offer Applications Account" and crossed "Not Negotiable". Please do not send cash. Receipts for payment will not be issued.

1.3.5 APPLICATION MONIES AND INTEREST

Monies received from an Applicant for an Application will, until those New Shares are issued, be held by Worley in a trust account. If you are allotted less than the number of New Shares you applied for, you will receive a refund cheque for the relevant amount of Application Monies (without interest) not applied towards the issue of New Shares, as soon as practicable after the Closing Date.

Worley reserves the right to cancel the Entitlement Offer at any time (to the fullest extent permitted by the law), in which case all Application Monies will be refunded without interest.

To the fullest extent permitted by law, each Applicant agrees that such Application Monies shall not bear or earn interest for the Applicant, irrespective of whether or not all or any of the New Shares applied for by the Applicant are issued to the Applicant, and that any interest earned on Application Monies held by Worley shall be the property of Worley.

1.3.6 ALLOCATION POLICY

All Qualifying Shareholders are eligible to receive their Entitlement.

As set out above, Qualifying Shareholders may apply for more than their Entitlement and members of the public in Australia may apply under the Public Offer pursuant to this Prospectus.

The following allocation policy will apply to any Application for more than the Qualifying Shareholder's Entitlement:

- the Applicant will receive the amount of New Shares applied for up to the Qualifying Shareholder's Entitlement; and
- any amount by which an Application from a Qualifying Shareholder exceeds their Entitlement may be scaled back, at the absolute discretion of Worley.

Applications received from Public Offer Applicants may be scaled back at the absolute discretion of Worley.

No Qualifying Shareholder is assured of receiving any New Shares applied for in excess of their Entitlement and no general public Applicant is assured of receiving any New Shares for which they have applied.

1.3.7 ALLOTMENT

Allotment of New Shares pursuant to the application forms is expected on or around Friday 29 October 2004 or on or around Tuesday 16 November 2004 depending on whether the Application is dealt with under the Initial Allotment or the Final Allotment.

No certificates will be issued in respect of the New Shares. Following Allotment, Shareholders will receive a Holding Statement which sets out the number of New Shares allotted to them.

Applicants may call the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International) between 8.30am and 5.30pm (EST) Monday to Friday to seek confirmation of their allocation.

1.3.8 ASX QUOTATION

Application for quotation of the New Shares on ASX will be made no later than seven days after the date of this Prospectus. Subject to approval being granted, trading of the New Shares is expected to commence on a normal settlement basis within three business days of the relevant Allotment Date.

1.4 INCOME ENTITLEMENT OF NEW SHARES

New Shares will rank equally for all Distributions from the Allotment date.

1.5 RESTRICTIONS ON THE ENTITLEMENT OFFER IN JURISDICTIONS OUTSIDE AUSTRALIA

This Prospectus does not constitute an offer or invitation to subscribe for New Shares in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or invitation or issue this Prospectus. It is the responsibility of any Applicant outside Australia to ensure compliance with the laws of any country relevant to their Application.

No action has been taken to register or qualify the Entitlement Offer of New Shares in any jurisdiction outside Australia.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions.

Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

New Zealand

This Prospectus has not been registered in New Zealand under or in accordance with the Securities Act 1978 (New Zealand). Existing Shareholders with an address in New Zealand are permitted to take up their Entitlement, but the Public Offer is not being extended to New Zealand residents.

Other jurisdictions

New Shares may not be offered or sold in any other jurisdiction by means of this Prospectus or otherwise, except to persons to whom such offer, sale or distribution is permitted under applicable law.

By lodging an Application, an Applicant is taken to give the warranties as to its ability to do so without breach of law, and related matters, set out in Section 8.10.

1.6 SHAREHOLDER ENQUIRIES

This document is important and requires your immediate attention. It should be read in its entirety. If you are in doubt as to the course you should follow, you should consult your stockbroker, solicitor, accountant or financial adviser.

Questions relating to the Entitlement Offer can be directed to Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International), your stockbroker, solicitor, accountant or financial adviser.



Worley's existing business

2.1 OVERVIEW

Worley is a leading provider of professional services to the energy, resource and complex process industries. It offers a broad scope of services across the full spectrum of an asset's lifecycle, providing design and project services for evaluating the feasibility of new developments, establishment of the asset and support to maximise the returns from the asset over its operating life.

Worley's focus is on relationship-based contracting. Worley is currently performing a number of alliance contracts to support the ongoing operations of established assets on a cost reimbursable basis. Strategic relationships with other complementary service providers such as Transfield Services, Parsons E&C, Maunsell and Burns and Roe have enabled Worley to expand both the range of services it provides to clients and the industries in which it provides them. In addition, Worley has joint venture relationships with other service providers in Australia, Malaysia, Saudi Arabia, Indonesia, China, Brunei the US and Canada.

In December 2003, Worley and Parsons E&C formed the Worley-Parsons Energy Services joint venture ("WPES"). The joint venture provides services to the upstream hydrocarbons industry in the US. This relationship has been successful to date and provided the opportunity to explore the merits of combining both businesses globally.

Worley has a track record of identifying, integrating and growing value-adding acquisitions and uses this as a key platform in its strategy for geographic and industry sector diversification. Local knowledge and relationships built through acquisitions and other strategic partnerships have helped accelerate the development of Worley's global business.

SECTOR COVERAGE

Worley's business is organised into four customer sector groups:

- Hydrocarbons (combining Oil & Gas and Refining & Petrochemicals);
- Minerals, Metals & Chemicals;
- Industrial & Infrastructure; and
- Power, Water & Developments.






EBIT BY SECTOR
12 MONTHS TO 30 JUNE 2004



Sector	%
■ Oil & Gas	62%
■ Minerals, Metals & Chemicals	26%
■ Power & Water	5%
□ Industrial & Infrastructure	4%
□ Refining & Petrochemicals	3%

EBIT BY GEOGRAPHY
12 MONTHS TO 30 JUNE 2004



Geography	%
■ Australia & New Zealand	56%
■ Asia	28%
■ Middle East	11%
□ Europe	4%
□ Other	1%

2.2 GEOGRAPHIC PRESENCE

Through wholly owned operations and joint venture partners, Worley currently operates in 23 countries and has 47 offices worldwide.

MAJOR OFFICE LOCATIONS


IRELAND Aughinish
IRAQ
IRAN Tehran
SAUDI ARABIA Al Khobar
KUWAIT Ahmadi
INDIA Delhi
UAE Abu Dhabi
SAUDI ARABIA Yanbu
QATAR Doha
OMAN Muscat
SUDAN Khartoum
YEMEN Aden
CHINA Beijing
CHINA Shanghai
THAILAND Bangkok
MALAYSIA Kuala Lumpur
BRUNEI Kuala Belait
MALAYSIA Kerteh
MALAYSIA Miri
SINGAPORE Singapore
INDONESIA Jakarta
Townsville
Mackay
Gladstone
Brisbane
Newcastle
North Sydney
Karratha
Kalgoorlie
Singleton
Perth
Kwinana
Rockingham
Bunbury
Adelaide
Melbourne
Spotswood
NEW ZEALAND Whangarei
NEW ZEALAND New Plymouth
CANADA Calgary
US Houston
TRINIDAD Port of Spain

● Worley offices

2.3 HYDROCARBONS

For the 12 months ended 30 June 2004, the Hydrocarbon group (Oil and Gas and Refining and Petrochemicals) accounted for approximately 69% of Aggregated Revenue and approximately 65% of EBIT.

Worley's Hydrocarbon group services the oil and gas industry (upstream hydrocarbons) and the refining and petrochemical industry (downstream hydrocarbons).

Worley has worked with most of the major companies in the oil and gas industry. The company has been involved in the development of many large and technically complex fixed offshore facilities. Worley has provided project services to many onshore developments including gas plants, production facilities and terminals. The Hydrocarbons group also has leading capabilities in both offshore and onshore pipeline design.

Worley has positioned itself to be a leader in design and project services to deepwater offshore developments, a fast growing market sector. WPES has had success in securing contracts to assist BP with a deepwater development in the Gulf of Mexico.

The refining and petrochemical industry encompasses the downstream processing of oil and gas. Worley has, and continues to hold, long-term relationships with major refineries and petrochemical producers. The company also has experience with many processes associated with the refining and the production of petrochemicals and their associated derivatives.

Worley's Hydrocarbon group is recognised as a leader in alliance-based contracting in the Australasian and South-East Asian region. Worley holds a number of long-term contracts for the provision of services under alliance arrangements to support the operation of assets.

Through its joint venture with Transfield Services, Worley is able to provide integrated services contracts that include operations and maintenance services as well as Worley's existing range of project services. The Transfield Worley joint venture currently holds integrated service contracts with Woodside, Mobil, Shell Todd Oil Services and New Zealand Refining Company.

2.4 MINERALS, METALS & CHEMICALS

For the 12 months ended 30 June 2004, the Minerals, Metals & Chemicals group accounted for approximately 18% of Aggregated Revenue and approximately 26% of EBIT.

The group provides design and project services to the light metals (alumina, aluminium, magnesium), base metals (copper, nickel, lead, gold), coal, ferrous (iron ore, steel) and chemicals (titanium dioxide, fertilisers, nitric acid) sectors. The group has extensive experience with major greenfields projects as well as complex brownfields capital projects.

Worley is recognised as a leader in alumina process design and project delivery. Worley's Minerals, Metals & Chemicals business has adopted Worley's alliance-based contracting strategy, establishing alliances with Worsley Alumina, Tomago Aluminium, Hydro Aluminium, WMC Resources and Boyne Smelters.

Worley's geographic coverage within the Minerals, Metals & Chemicals sector has increased recently with the group performing contracts for clients in India, Saudi Arabia, Ireland and China.

2.5 INDUSTRIAL & INFRASTRUCTURE

For the 12 months ended 30 June 2004, the Industrial & Infrastructure group accounted for approximately 7% of Aggregated Revenue and approximately 4% of EBIT.

The Industrial & Infrastructure group provides specialist design and project services in the civil, structural, environmental, geotechnical and coastal marine fields. Its client base covers some of the leading organisations in government, transport infrastructure, commercial and residential developments and the energy and resource sectors in Australia and a number of Worley's international markets.

The Industrial & Infrastructure group complements other sector groups, enabling Worley to provide a broader range of services to development projects and asset operation support in the energy, resource and complex process industries.

2.6 POWER, WATER & DEVELOPMENTS

For the 12 months ended 30 June 2004, the Power, Water & Developments group accounted for approximately 5% of Aggregated Revenue and approximately 5% of EBIT.

Worley's power and water expertise in Australasia is provided through Burns and Roe Worley, a joint venture with international power group Burns and Roe Inc. Burns and Roe Worley is highly experienced in delivering a range of project services to the power generation, transmission and distribution, water and wastewater treatment industries.

Clients in these industries include power and water authorities, independent power producers, independent water businesses, government, the financial community and industrial organisations. To date, Worley has not extended its Power, Water & Developments business outside the Australasian region.

Worley has also developed and invested in the Esperance Energy Project as part of its strategy to develop select niche infrastructure projects. The Esperance Energy Project has successfully reached commercial operation and supplies power to the Esperance region in Western Australia under a long-term Power Purchase Agreement with Western Power. Burns and Roe Worley also signed a Power Purchase Agreement with Western Power to supply power to the town of Exmouth in Western Australia with financial close of this project expected in the current financial year.

2.7 HISTORICAL FINANCIAL PERFORMANCE

SUMMARY OF RESULTS

Set out below is a summary of Worley's financial results for the three years ended 30 June 2004.

A$m	Consolidated (Pro-Forma) 12 months to 30 June 2002	12 months to 30 June 2003	12 months to 30 June 2004
Aggregated Revenue[1]	**437.9**	**474.4**	**514.8**
Revenue from ordinary activities	377.2	377.7	375.5
Less: procurement services revenue[2]	(27.1)	(8.3)	–
Revenue from ordinary activities excluding procurement services revenue	**350.1**	**369.4**	**375.5**
Add: share of revenue from associates	87.8	109.9	152.2
Less: procurement services revenue[2]	–	(5.0)	(12.9)
Net revenue from associates	**87.8**	**104.9**	**139.3**
EBITDA	**33.4**	**41.5**	**49.0**
Depreciation	(4.1)	(4.4)	(4.1)
Amortisation	(3.4)	(5.0)	(4.5)
EBIT	**25.9**	**32.1**	**40.4**
Net interest income		0.3	0.3
Profit before tax		32.4	40.7
Income tax expense		(6.8)	(10.1)
Net profit		**25.6**	**30.6**
Net loss attributable to outside equity interests		0.3	0.1
Net profit attributable to members of Worley		**25.9**	**30.7**
Net margin		5.5%	6.0%
Net profit (pre-amortisation of intangibles)		**29.3**	**34.2**
Basic EPS (pre-amortisation of intangibles)(cents)		20.4	22.9

NOTES:

1 Aggregated Revenue is defined as statutory revenue plus share of revenue from associates excluding pass through procurement services revenue. The Directors believe the disclosure of revenue attributable to associates provides additional information to form a true and fair view of the financial performance of Worley

2 Procurement services revenue, being passed through revenue for nil margin, is accounted for within an associate. In the 12 months to 30 June 2003, procurement revenue was accounted for through a joint venture partnership for part of the year and formed part of revenue from ordinary activities. In the 12 months to 30 June 2002 precurement revenue was accounted for through a joint venture partnership

RESULTS HIGHLIGHTS FOR THE 12 MONTHS ENDED 30 JUNE 2004:

Worley's net profit for the year ended 30 June 2004 was A$30.7 million, up 18.8% from 2003. Key results include:

- Aggregated Revenue was $514.8 million, an increase of 8.5% from the prior year and a record result for the group;
- EBIT was $40.4 million, an increase of 25.7% from $32.1 million in 2003; and
- net margin increased from 5.5% to 6.0%.

Aggregated Revenue for the Hydrocarbons group was $356.0 million (69% of Worley Group total), up 2.4% from 2003. EBIT (before corporate costs) for Hydrocarbons was $36.1 million with an EBIT margin of 10.1%.

Worley's Minerals, Metals & Chemicals business continues to grow with Aggregated Revenue of $94.8 million, an increase of 41.7% over 2003 which itself was 130% higher than in 2002. Contribution to EBIT (before corporate costs) was $14.9 million with a margin of 15.8%.

Worley's Industrial & Infrastructure revenue grew 23% to $33.7 million with a contribution to EBIT (before corporate costs) of $2.4 million (2003: $2.6 million). A number of initiatives were funded in 2004 that have yet to make a contribution to earnings.

Aggregated revenue in the Power, Water & Developments group was in line with 2003 with a contribution to EBIT (before corporate costs) of $3.1 million. This includes the recognition of development fees associated with the Esperance Energy Project.

2.8 OUTLOOK

The outlook for the Worley Group remains strong. The company starts the new financial year with all of its key markets and sectors experiencing positive conditions, in particular Hydrocarbons and Minerals and Metals. Worley is well positioned throughout the business to respond to these opportunities. Subject to conditions remaining reasonable in these markets, Worley expects to deliver a further increase in earnings in 2005.

Hydrocarbons

The outlook for the hydrocarbon sector remains positive. Historically high oil prices, increasing demand for gas, the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbons facilities provide a strong basis for growth in the hydrocarbons sector for future years.

Minerals, Metals & Chemicals

The outlook for the Minerals, Metals & Chemicals sector remains positive. Demand for light metals remains high, which is driving capacity expansions on existing facilities as well as greenfield and associated infrastructure development, both in the Australian and international markets.

The acceptance of alliance-based contracting in the sector also presents Worley with additional opportunities to continue to strengthen its revenue profile in the 2005 financial year.

Industrial & Infrastructure

Growth is expected to continue in non-residential construction management in Australia. Growth in key infrastructure sectors of rail and ports, together with expanding international markets also provides a positive outlook for the Industrial & Infrastructure group for 2005.

Power, Water & Developments

The Esperance Energy Project has strong prospects for improving sales over the medium term which would add significantly to the return that Worley receives on its investment in the project. Worley expects this and other factors point to the potential for substantial upward revaluation of that investment. Development of the Exmouth Energy Project in 2005 will increase Burns and Roe Worley's level of project activity. Evaluation of other niche development activities in 2005 will continue.



Parsons E&C

3.1 BACKGROUND

On 7 October 2004, Worley announced it had signed a Stock Purchase Agreement for the acquisition of all of the shares in Parsons E&C Corporation ("Parsons E&C") for US$245 million. A summary of the key terms of the Stock Purchase Agreement (together with the other Acquisition Agreements) is set out in Section 8.1.

In January 2002, Parsons E&C was sold by Parsons Corporation to the ESOP. The ESOP is administered by LaSalle N.A. as trustee on behalf of certain employees of Parsons Corporation and Parsons E&C.

Since separation from Parsons Corporation, Parsons E&C has received some arms length corporate support in relation to insurance, systems and administration and treasury.

Parsons Corporation, founded in 1944, is a full service project management and design services company that operates across a range of market sectors including water and infrastructure, commercial technology, infrastructure and technology and transportation. For the year ended 26 December 2003, Parsons Corporation recorded revenue of over US$1.6 billion and EBIT of over US$63 million.

The sale of Parsons E&C to the ESOP in 2002 signified Parsons Corporation's intention to focus on the business sectors noted above. The sale followed a period in which losses from several Lump Sum Turn Key ("LSTK") projects impacted the performance of Parsons Corporation.

3.2 OVERVIEW OF PARSONS E&C

Parsons E&C and its joint venture companies have in excess of 5,400 employees operating across 15 countries with major execution centres located California, Pennsylvania and Texas in the USA, and in London in the UK. In addition, project teams are deployed on-site to support the completion and commissioning of projects.

Parsons E&C's global reputation is built upon its recognised project management capabilities, high quality client relationships, application of technology and a strong track record of successful project delivery.

Parsons E&C has full EPCM ("Engineering, Procurement and Construction Management") capability. The range of services offered includes:

- conceptual feasibility and detailed design;
- procurement services;
- program and project management;
- construction management;
- commissioning; and
- operations and maintenance.

Parsons E&C has developed and applies state-of-the-art EPCM project management and control systems for the delivery of large, complex and long-term projects. In the past 60 years, Parsons E&C has designed, constructed or managed the construction of more than 250 gas processing plants, 600 chemical and petrochemical facilities and 370 power plants worldwide. Parsons E&C has developed and maintains significant relationships across a broad client base which includes the leading companies in the industries in which it operates.

Parsons E&C's revenue is principally derived from major projects. By virtue of the size, complexity and scope of these projects, Parsons E&C commits significant resources over a number of years for the feasibility, design and commissioning of the project. For example, large-scale projects in the oil and gas industry, in which Parsons E&C is typically involved, often have a six year duration and a capital value in excess of $2.0 billion.

Parsons E&C predominantly concentrates on cost reimbursable projects or fixed price service contracts and uses a range of contracting approaches from conventional project execution to alliance and partnering, employing integrated teams.

Parsons E&C is recognised internationally for its strengths in:

- EPCM project management for large-scale, long-term projects;
- projects in remote locations with severe weather conditions (desert to arctic);
- modular construction management techniques;
- sulphur removal and handling technologies; and
- standardised plants for multiple power plant programs.

SECTOR COVERAGE

Parsons E&C's business provides project services to three customer sectors. These consist of the Oil & Gas and Refining, Chemicals & Petrochemicals groups and the Power group.

EBIT BY SECTOR

ADJUSTED 12 MONTHS TO 30 JUNE 2004



Sector	%
Refining, Chemicals & Petrochemicals	7%
Oil & Gas	52%
Power	41%

EBIT BY GEOGRAPHY

ADJUSTED 12 MONTHS TO 30 JUNE 2004



Americas	47%
Former Soviet Union	37%
Middle East	10%
Europe	5%
Other	1%

3.3 GEOGRAPHIC PRESENCE

Parsons E&C's corporate head office is in Houston (Texas). The major project execution centres for Oil & Gas and Refining, Chemicals & Petrochemicals are located in Houston, Arcadia (California) and London (UK). The major project execution centre for Power is located in Reading (Pennsylvania). Parsons E&C also has execution capability in Saudi Arabia, Oman, Kazakhstan, Russia, Nigeria, Canada and China. In total, Parsons E&C operates in 20 offices across 15 countries, as indicated below,:

MAJOR OFFICE LOCATIONS


RUSSIA Moscow
UK London
KAZAKHSTAN Atyrau
CHINA Beijing
BULGARIA Sophia
IRAQ
JORDAN Amman
SAUDI ARABIA Al Khobar
EGYPT Cairo
KUWAIT Ahmadi
UAE Abu Dhabi
OMAN Muscat
NIGERIA Lagos
CANADA Calgary
US Chicago
US Reading
US Chattanooga
US Arcadia
US Houston
Parsons E&C offices

3.4 OIL & GAS

For the 12 months ended 30 June 2004, the Oil & Gas group contributed approximately 52% of adjusted EBIT.

Parsons E&C has significant experience providing EPCM project services in:

- onshore oil and gas production facilities;
- onshore oil and gas plants and terminals; and
- onshore pipelines.

The Oil & Gas group's expertise is well recognised within the industry for the group's ability to execute major onshore EPCM projects, some in excess of two million man-hours and US$2 billion in capital costs. The company has extensive experience and recognised capabilities in providing EPCM project services in remote energy-rich regions such as Alaska, Kazakhstan, the Sakhalin region of Russia and the Middle East.

Parsons E&C has predominantly focused on the upstream onshore oil and gas market. The formation of WPES in December 2003 (see Section 2.3) has provided Parsons E&C with the capability to increase its presence in the offshore oil and gas industry.

Parsons E&C's expertise covers all types of onshore terrain and conditions including remote and hostile environments. Parsons E&C has been involved in more than 150 pipeline projects and 28 marine terminals, including recently completing the FEED for the world's largest marine terminal in Kuwait. Projects have ranged in size from economically small to mega-field developments. Parsons E&C has helped develop the majority of the major gas plants in the UK.

Over the last 10 years, there has been significant consolidation in the oil and gas industry. This consolidation has resulted in a small number of very large companies, and an increase in the size and capacity of mid size and national oil and gas companies. As a result, large-scale projects have been undertaken as major corporations, either on their own or in a consortium, invested significant capital. During this period, Parsons E&C has been involved in projects for most of the world's oil and gas companies.

SIGNIFICANT CURRENT PROJECTS

Parsons E&C is currently involved with a number of significant contracts in the Oil & Gas group as set out below:

Client	Location	Description
SECOND GENERATION AND SOUR GAS INJECTION		
Tengizchevroil	Kazakhstan	Parsons E&C, in joint venture with Fluor, is providing the development, design and construction management of an extension to existing oil and gas handling facilities. This phase of the project commenced in 1997 and is expected to complete in 2007.
ALPINE KUPARUK		
ConocoPhillips Alaska	US	A series of projects aimed at increasing oil production and handling capacity. The project commenced in 1998.
SAKHALIN II		
Shell	Russia	Parsons E&C is providing engineering design and procurement services for an onshore gas and condensate processing facility. The project commenced in 2002 and is expected to complete in 2006.
PCO OIL NORTH		
Project and Contracting Office, US Department of State	Iraq	The Parsons Worley team, comprising Parsons E&C, an affiliate of Parsons Corporation and Worley, is performing the contract for repair and restoration of oil and gas infrastructure in Northern Iraq to facilitate the return to pre-war production rates.
KASHAGAN FIELD		
AGIP	Kazakhstan	Parsons E&C, in joint venture with Fluor, is providing detailed design and support services for the onshore and offshore facilities in the Caspian Sea. The project commenced in 2001 and is expected to complete in 2007.
CERRO NEGRO CENTRAL		
ExxonMobil	Venezuela	Parsons E&C, teamed with Inelectra, is providing EPCM services for the expansion of gas handling and oil production facilities at the Cerro Negro Central production facility located in Eastern Venezuela. From 1998 to 2000, the team delivered the upstream production facilities under a lump sum contract. In September 2004, WPES and Inelectra were awarded a cost reimbursable contract for the further expansion of this plant.

3.5 REFINING, CHEMICALS & PETROCHEMICALS

For the 12 months ended 30 June 2004, the Refining, Chemicals & Petrochemicals group accounted for approximately 7% of adjusted EBIT.

Parsons E&C provides a comprehensive range of services for oil refinery and chemical plants, including project management, process design and engineering, procurement and construction management.

REFINING

Parsons E&C's expertise in the refining industry is highly regarded, having provided a comprehensive range of refinery services for over 60 years in new or greenfield facilities, and capacity expansion on existing facilities.

Parsons E&C has completed 23 greenfield refineries and has worked on more than 60 major upgrades, modernisations and expansion projects.

CHEMICALS & PETROCHEMICALS

Parsons E&C provides a comprehensive range of chemical and petrochemical plant services in greenfield, upgrade and expansion projects on existing facilities and has significant experience across a broad range of chemical and petrochemical products.

Over the past 60 years, Parsons E&C has completed more than 600 chemical and petrochemical plants involving more than 65 chemicals in over 30 countries. Parsons E&C works closely with a number of licensors of chemical and petrochemical technology.

The company's clients include the world's largest petrochemical companies such as ExxonMobil and Chevron Phillips. Although the group primarily operates from Houston, London and Arcadia, Parsons E&C has successfully managed projects in the Middle East, Europe and other locations throughout the Americas.

SULPHUR TECHNOLOGY

Parsons E&C is a global leader in sulphur recovery technology and has been developing sulphur recovery process units since 1951, including some of the world's largest single-train units. Parsons E&C's sulphur recovery technology has provided it with a strong platform on which to build client relationships and enabled it to develop its broader Oil & Gas and Refining, Chemicals & Petrochemicals businesses. More than 60% of the world's sulphur recovery plants use Parsons E&C technology. Parsons E&C's clients in refinery and sulphur technology include the major oil players, such as ExxonMobil, Chevron Texaco, Shell, ConocoPhillips, BP and several national oil companies.

SIGNIFICANT CURRENT PROJECTS

Parsons E&C is currently involved with a number of significant contracts in its Refining, Chemicals & Petrochemcials group, as set out below:

Client	Location	Description
BAYTOWN		
ExxonMobil	Houston, US	Parsons E&C provides EPCM services through a three year alliance contract for ExxonMobil Chemical's facilities in the Baytown, Texas area. These include Baytown Chemical Plant, Baytown Olefins Plant, Mont Belvieu Plastics Plant and Baytown Polymers Centre.
MARTINEZ AND WILMINGTON REFINERY		
Shell Oil Products US	California, US	Since 1987, Parsons E&C has been providing engineering, procurement and construction management services to both refineries completing over 300 projects.
JUBAIL CHEVRON PHILLIPS		
Chevron Phillips	Al-Jubail, Saudi Arabia	Front end engineering, program management and construction management role for a major petrochemical expansion for Chevron Phillips in Al-Jubail, Saudi Arabia including processing, utilities and interim storage facilities, pipelines, port and docking facilities and de-bottlenecking of the existing benzene facilities.
UNLEADED GASOLINE ("ULG") AND LOW SULPHUR GAS OIL ("LSGO")		
Abu Dhabi Oil Refining Company	Ruwais and Imm Al Nar, Abu Dhabi, UAE	Project Management Consultancy ("PMC") contract for the engineering, procurement and construction management ("EPC") phase of the modernisation of two existing refineries and the addition of new units to meet the future quality requirements for ULG and LSGO.

3.6 POWER

For the 12 months ended 30 June 2004 the Power group contributed approximately 41% of Adjusted EBIT.

Parsons E&C has over 31,000 mega watts ("MW") of gas-fired turbine experience, over 35,000 MW of coal-fired experience, and 11,100 MW of nuclear experience

Parsons E&C provides a cross-section of services to the coal, nuclear and gas-fired power generation market. This includes feasibility studies, design and management services along with facility start-up, and operations and maintenance contracts for established facilities.

Parsons E&C's major centre for international power work is the Reading (Pennsylvania) office in the US.

Offices in Chattanooga (Tennessee) and Chicago (Illinois) provide power services to a number of regional projects. Clients are predominantly US based utilities or public authorities. This includes the Tennessee Valley Authority. The Parsons E&C joint venture company GUBMK has performed a major support and operations contract for the authority since 1989. Parsons E&C has also performed power contracts in over 75 countries and is currently involved in approximately 36 power projects, of which 11 are based outside the US.

GAS-FIRED TURBINES

Parsons E&C's growth in the gas power market has matched the growth of gas turbine technology. Over the past 40 years, Parsons E&C has developed its capability to include the design and installation of gas turbines, ranging from simple cycle units to state-of-the-art gas fired turbines.

Parsons E&C has designed simple and combined cycle configurations for more than 120 gas turbine plants throughout the world.

COAL-FIRED POWER

Over the last 60 years Parsons E&C has been instrumental in the design and delivery of over 35,000 MW of coal-fired generating capacity worldwide. Parsons E&C's projects have included 16 supercritical coal-fired units and three oil-fired supercritical units.

Parsons E&C has a recognised capability in the application, integration and retrofit of environmental systems for air quality control in coal-fired power stations (reduced sulphur dioxide emissions). A typical 600 MW coal-fired power station in the US would require capital expenditure of approximately US$200 million to ensure compliance with air quality regulations.

NUCLEAR POWER

Parsons E&C has been directly involved in the provision of 'balance of plant' services to the commercial nuclear power industry over the past 40 years. In addition, it has been involved in a total of 16 nuclear power generation units worldwide. In performing services for the commercial nuclear power industry, Parsons E&C has worked with organisations such as General Electric, which provide the reactor process technology, while Parsons E&C provides a range of complementary project services including nuclear power plant design, modification, construction management and licence renewal.

TRANSMISSION AND DISTRIBUTION

Parsons E&C's has recognised power transmission and distribution experience, in particular with the design of substations. The company provides conceptual design, feasibility and planning studies, design and transmission construction management.

OPERATIONS AND MAINTENANCE

Parsons E&C has the capability to provide operations and maintenance services to power stations. Despite being a relatively small part of Parsons E&C's business, there are potential growth opportunities within this segment of the power market.

SIGNIFICANT CURRENT PROJECTS

Parsons E&C is currently involved with a number of significant contracts in its Power group. as set out below:

Client	Location	Description
CROSS-GENERATING STATION – UNITS 3 AND 4		
Santee Cooper	US	Parsons E&C is providing EPCM and start-up services, over a period of five years, for a 600MW coal-fired plant under development in South Carolina. Parsons E&C will perform the same services for the replica unit on-site scheduled for completion in 2009.
TENNESSEE VALLEY AUTHORITY		
Tennessee Valley Authority ("TVA")	US	Since 1992, Parsons E&C has provided fossil/hydro power facilities support services for the 11 fossil fuels plants and 32 hydro plants throughout Tennessee, Kentucky, Mississippi, Alabama, Georgia and North Carolina.
FLUE GAS DESULPHURISATION		
CP&L/Progress Energy	US	Starting in 2002, this 11 year contract is associated with Progress Energy's flue gas desulphurisation program in North Carolina, following the US state legislation mandating reduced sulphur dioxide emissions amounts from coal-fired power plants.

3.7 JOINT VENTURE RELATIONSHIPS

Parsons E&C has developed a number of joint venture relationships, which have helped it expand both the scope and scale of services it provides and the locations in which it operates. These joint ventures are market, geographic and project based. Details of key alliances and joint ventures are detailed below:

Partner(s)	Name	Sector	Coverage
Worley	WorleyParsons Energy Services	Oil and gas	Lower 48 states of the USA plus global projects executed in Houston for Houston-based clients
Parsons E&C (and Worley)	Parsons Iraq Joint Venture/Parsons Worley team	Oil and gas	Iraq
Risk Engineering	GCR	Power	Bulgaria
Fluor Daniel	PFD	Oil and gas	Project
Fluor International	Kashagan East Field Development Project ("KFDP")	Oil and gas	Projects in the Kashagan field in Kazakhstan
Amer Al Suleimani	Parsons Group Oman	Oil and gas, refining, chemicals and petrochemicals, power	Oman
Delta Tek Energy	Delta Afrik	Oil and gas	Nigeria
Maison Engineers and Constructors ("MEC")	Maison Parsons E&C	Oil and gas/power, refining, chemicals and petrochemicals, power	Global
The Industrial Company ("TIC")	Trac 10	Power	Project
Parsons Brinkerhoff	Iraq Power Alliance	Power	Iraq
Williams Union Boiler Company, Washington Group	GUBMK	Power	Project
Daar al-Riyadh Holding Company	Parsons E&C United Limited, Saudi Arabia	Oil and gas, refining, chemicals and petrochemicals	Saudi Arabia
Daar al-Riyadh Holding Company	DAR/PEL	Oil and gas, refining, chemicals and petrochemicals	Saudi Arabia

Description
This joint venture was established in December 2003 and combines the existing US upstream oil and gas, and pipeline services business of both Worley and Parsons E&C. The combined resources, technology and project management skills allow the joint venture to provide US clients with a comprehensive range of project delivery services for onshore and offshore energy-related developments
The Parsons Worley team was awarded the contract for the reconstruction management of the Iraq Oil Industry North in January 2004 by the US Army Corp of Engineers. The team is formed around a joint venture between Parsons E&C and an affiliate of Parsons Corporation with Worley as the third team member
Parsons E&C has a long-standing joint venture with Risk Engineering for the pursuit of power projects in Bulgaria. Risk Engineering is a local privately owned engineering company that operates solely in the power sector in Bulgaria
Parsons E&C and Fluor established a joint venture, PFD, to pursue and subsequently execute work for Tengizchevroil in Kazakhstan. PFD is the contractor for the EPCM services for the Second Generation and Sour Gas injection projects
Parsons E&C and Fluor established a joint venture, KFDP, to pursue and subsequently execute work for a consortium of major oil companies led by AGIP of Italy for onshore and offshore work in the Kashagan field in the Caspian Sea. KFDP has carried out the FEED work for the project and is now providing support services
Joint venture established with Amer Al Suleimani, an Omani, for the pursuit of engineering services contracts in Oman. Parsons Group Oman offers full service engineering and procurement services in the Oman market. The joint venture has a term contract with Petroleum Development Oman ("PDO") (a Shell-managed company) for providing facilities support services for PDO's assets in Oman
Joint venture established with Delta Tek Energy for the pursuit of oil and gas projects in Nigeria. Delta Tek Energy is a leading local engineering services provider in Nigeria. Delta Afrik is pursuing and executing work for international oil and gas majors in Nigeria such as ExxonMobil and ConocoPhillips
High value engineering company in Beijing serving both Parsons E&C and MEC. In July 2004, Worley became a joint venture partner
The Trac 10 joint venture between TIC and Parsons E&C was formed to participate in an alliance with Tractabel Power (the client) and Siemens Westinghouse (the equipment supplier) for the delivery of five power projects in the USA
Parsons E&C and Parsons Brinkerhoff (a separate company) formed an alliance through a joint venture to pursue and subsequently execute the program management of the reconstruction of the power industry in Iraq. Work is ongoing and is expected to continue for another two years. Parsons Brinkerhoff is one of the world's leading planning, engineering, and program and construction management organisations
Parsons E&C, in joint venture with Williams Union Boiler and The Washington Group (formerly Morrison Knudson) is providing construction management services to TVA for ongoing repair and upgrades at 11 coal-fired plants and 29 hydro-electric plants that form part of TVA's generating infrastructure. This is a contract that has been in place for more than 15 years and is renewable every five years, with the last renewal occurring in 2003
A joint venture company established to carry out major projects in Saudi Arabia
A joint venture for engineering services in Saudi Arabia

3.8 HISTORICAL FINANCIAL PERFORMANCE

A summary of the adjusted consolidated operating performance of the Parsons E&C Group is set out below:

SUMMARY OF RESULTS

ADJUSTED[1] FINANCIAL PERFORMANCE (US$)

US$m	12 months to 27 December 2002	12 months to 26 December 2003	6 months to 30 June 2004
Adjusted EBITDA	31.3	35.7	22.3
Depreciation	(3.4)	(4.8)	(2.1)
Amortisation	–	–	–
ADJUSTED EBIT	27.9	30.9	20.2

ADJUSTED[1] FINANCIAL PERFORMANCE (A$)

A$m	12 months to 27 December 2002	12 months to 26 December 2003	6 months to 30 June 2004
Adjusted EBITDA	57.8	54.7	30.2
Depreciation	(6.2)	(7.4)	(2.9)
Amortisation	–	–	–
Adjusted EBIT	51.6	47.3	27.3
Exchange rate[1]	0.54	0.65	0.74

NOTES:

1 Parsons E&C's financial statements have been prepared in US dollars. For the purposes of this table, amounts in US dollars have been converted to Australian dollars at the exchange rate prevailing at the time. These financial statements are based on the actual financial statements prepared by Parsons E&C and, other than the ESOP adjustment discussed below, do not reflect adjustments to revenue and expense items as referred to in Sections 4 and 5

In compiling the summary of results set out in this Section 3.8, the actual financial information of Parsons E&C has been adjusted to exclude expenses associated with Parsons E&C's pre-Acquisition funding structure. The adjustments have been made to exclude contributions to the ESOP by Parsons E&C that will not be required following the Acquisition. The financial impact of the adjustments has been to increase EBITDA for the periods reported, in the following amounts:

	12 months to 27 December 2002	12 months to 26 December 2003	6 months to 30 June 2004
Increase in EBITDA (US$)	14.2	13.4	7.8
Increase in EBITDA (A$)	26.3	20.6	10.6

RESULTS FOR THE 12 MONTHS ENDED 27 DECEMBER 2002

Following its sale by Parsons Corporation in January 2002, Parsons E&C directed significant resources into developing Parsons E&C as a stand-alone business.

In the year ended 27 December 2002, revenue and margin were principally driven by contracts with TVA, Tractebel, AGIP, TCO, Gemma Power, Calpine and Shell. The power and oil & gas groups accounted for approximately 47% and 43% of EBITDA respectively.

RESULTS FOR THE 12 MONTHS ENDED 26 DECEMBER 2003

Adjusted EBITDA for the 12 months ended 26 December 2003 grew by $4.4 million (approximately 14%) compared to the 12 months ended 27 December 2002. The increase was largely due to:

- increased workload in the hydrocarbon industry, in particular with the award of significant contracts in the Middle East and Central Asia. The oil and gas sector grew by approximately 27% in 2003; and
- partially offset by a decline in Power work. This was largely attributed to overcapacity in the domestic US market.

RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2004

Parsons E&C has traded strongly in the six months ended 30 June 2004, largely due to:

- increased capital spending in the hydrocarbon industry. The Oil & Gas group contributed approximately 63% of margins compared to 43% and 56% in the 12 months ended 27 December 2002 and 2003 respectively;
- oversupply of power capacity in the US, which resulted in a decline in gas turbine projects. Management increased Parsons E&C's exposure to solid fuel and nuclear power to counteract the decline. The Power group contributed 29% of total margin in the period; and
- management's continued focus on reducing margin volatility associated with EPC and LSTK contracts, which has resulted in an increase in the percentage of the business represented by recurring large, long-term cost reimbursable projects.

3.9 OUTLOOK

OIL & GAS

The outlook for the oil and gas sector remains strong. Companies are continuing to invest in major capital projects, with plans for additional projects in locations where Parsons E&C currently operates. In addition, energy prices have encouraged companies to explore the use of previously uneconomic energy resources, which may lead to further capital investment.

REFINING, CHEMICALS & PETROCHEMICALS

Activity levels in the refining, chemical and petrochemical sector have been relatively depressed over the last five years due to an oversupply of products. Demand for these products has begun to recover. Existing facilities are being upgraded in the US, the Middle East, South-East Asia and Australasia. New facilities are also being developed in Saudi Arabia, Kuwait, Qatar, Oman and China, with some in the early stages of feasibility evaluation.

POWER

Demand for power capacity is increasing at a growth rate of 4% to 6% per annum, with growth in developing countries such as China significantly higher. In the US, air quality projects continue to be a growing market as higher gas prices increase the use of coal for power generation.

Effect of the Acquisition and the Capital Raising



4.1 RATIONALE FOR THE TRANSACTION

Worley's corporate strategy is focused on the continued development and growth of the company based on six strategic differentiators:

- outstanding operational and corporate performance;
- focus on long-term contracts, integrated services and alliances;
- success in project delivery, large and small;
- comprehensive geographic presence and industry capability;
- identification, integration and growth of value-adding acquisitions; and
- portfolio of development projects.

The Acquisition will greatly assist Worley in further enhancing/achieving these differentiators.

4.1.1 OUTSTANDING OPERATIONAL AND CORPORATE PERFORMANCE

Parsons E&C's global reputation is built upon its impressive technical capabilities, strong client relationships and a strong track record of successful project delivery. The company also has the track record and systems necessary to pursue and deliver large-scale and complex projects. As resource projects continue to grow in size and complexity, WorleyParsons will be one of few global companies with the resources, technical capabilities and systems to meet the demands of these projects.

4.1.2 FOCUS ON LONG-TERM CONTRACTS, INTEGRATED SERVICES CONTRACTS AND ALLIANCES

The Parsons E&C business focuses on long-term projects. Long-term contracts provide increased revenue visibility and are highly compatible with alliance-based contracts. Alliance-based contracting is an important element of Worley's strategy. Coupled with a long-term contract base, the alliance-based approach gives Worley the opportunity to broaden the scope of its services and to lengthen the tenure of its contract relationships.

The scope to broaden the service offering across the client base of WorleyParsons and the opportunity to extend the long-term contracting approach across the merged business creates exciting growth prospects.

4.1.3 SUCCESS IN PROJECT DELIVERY

Parsons E&C has a strong international reputation for project delivery. The company also has the track record and systems necessary to pursue and deliver large-scale and complex projects. As resource projects continue to grow in size and complexity, WorleyParsons will be one of few global companies not only with the resources and technical capabilities, but also the systems, to meet the demands of these projects.

4.1.4 COMPREHENSIVE GEOGRAPHIC PRESENCE AND INDUSTRY CAPABILITY

Following the Acquisition, WorleyParsons will:

- be one of the leading global service providers to the hydrocarbons sector;
- have a significantly expanded capability in the power sector;
- have in excess of 9,500 employees globally operating across 29 countries;
- have major project execution centres in Europe, North America, South-East Asia, the Middle East and Australasia; and
- have a vastly improved operational base on which to continue its track record of growth.

The Acquisition provides Worley with an opportunity to make a step change in its technical capabilities and geographic presence, and create new opportunities for the combined group.

Worley and Parsons E&C have largely operated in different regions. Worley's presence in the Asia Pacific and Middle East regions is complemented by Parsons E&C's coverage of Europe, the Former Soviet Union and the Americas. This will give the combined group comprehensive geographic coverage and a global operational base.

The combined group will be able to extend skill sets throughout this operational base. Worley's offshore oil and gas, and minerals and metals expertise can be applied across Parsons E&C's client base in Europe, the Former Soviet Union and the Americas. Similarly, Parsons E&C's global capability in large project management onshore oil and gas, refining, petrochemicals and chemicals and power can be utilised across Worley's operations throughout South-East Asia, Australasia and the Middle East. This combined global reach will deliver services to the power, water, minerals and metals processing sectors worldwide.

4.1.5 IDENTIFICATION, INTEGRATION AND GROWTH OF VALUE-ADDING ACQUISITIONS

Subject to the matters discussed in Section 4.7.2, Worley expects the Acquisition to be earnings per share accretive (pre-amortisation) based on an expected nine month contribution for the year ending 30 June 2005.

4.1.6 PORTFOLIO OF DEVELOPMENT PROJECTS

The increased capability and coverage of the combined group may introduce new projects, both large and small, to WorleyParsons. The opportunity to participate in new projects, ranging from grassroots to full-scale operations fits the strategic objectives of Worley.

4.2 WORLEY'S PLAN FOR INTEGRATION OF THE BUSINESSES

Worley and Parsons E&C have developed a close working relationship through their existing joint ventures in the US and Middle East. This existing relationship provides mutual understanding on a range of common business issues. This has allowed a comprehensive assessment of the opportunities available to the combined group, as well as the development of a transition and integration plan as part of the Acquisition.

Worley and Parsons E&C have established a transition and integration team that comprises senior executives from both companies. The transition team will operate through a series of joint work groups, focusing on the six key differentiators detailed in Section 4.1. The integration team will ensure, amongst others, that the combined group has reporting, governance, and risk management systems appropriate for a publicly listed company. This includes:

- maintenance of Worley's health, safety and environmental standards;
- maintenance and strengthening of the client base of both companies;
- integration of work systems;
- identification of benchmark work practices across the combined group;
- identification and realisation of synergies;
- identification of value-adding opportunities across geographies and sectors; and
- protection and strengthening of employee skill base.

Although both Worley and Parsons E&C are significant participants in the global hydrocarbons industry, there is little overlap in geography or capability. Integration of operations is only expected in two areas (the Middle East and Canada) and is not expected to have a material impact on the business. A key focus of the transition and integration team will be to identify areas where the existing operations can collectively pursue new opportunities.

Providing greater access to new markets is a key rationale for the Acquisition. Worley and Parsons E&C have held initial strategy sessions to identify significant opportunities that previously would be considered as having low probability of success if pursued separately.

Performance in the areas of health, safety and environment is a vitally important aspect of Worley's business. With the aim of achieving a zero harm target, Worley recently announced the rollout of a global safety leadership program and an upgrade of health, safety and environment management systems. Ensuring that health, safety and environment remain key focuses of the WorleyParsons business will be a critical platform of the integration plan.

In the new integrated structure, Bill Hall, Chairman and CEO, Parsons E&C, will be responsible for operations in the Americas, Europe and the Former Soviet Union and will report to Worley Chief Executive Officer, John Grill. Operations in Australasia, South-East Asia and the Middle East will be managed within the existing Worley management structure and continue to report to John Grill. Corporate headquarters will remain in Sydney, with a number of the corporate functional roles to be located within operations.

4.3 CHANGE OF NAME

Following Completion, it is proposed that Worley will be renamed "WorleyParsons Limited", reflecting the heritage and the strong contributions of both the Worley and Parsons E&C businesses to the combined group. The change of name will be subject to Shareholder approval at the forthcoming Annual General Meeting of Worley shareholders. In addition, the name "Parsons E&C" will be retained and used in selected markets to ensure that the strong recognition and acceptance of the brand remains in place.

4.4 EFFECT ON FINANCIAL PERFORMANCE

4.4.1 SUMMARY OF EFFECT

Set out below is a summary of the effect of the Acquisition on Worley's financial performance for the year ended 30 June 2004 as if the Acquisition and new funding structure was effective on 1 July 2003.

This information is provided in summary format for illustrative purposes only. It is subject to the information limitations described in Section 4.4.2 and is not represented as being indicative of Worley's view on the future financial performance of WorleyParsons.

A$m[1]	Worley (Audited) 30 June 2004[2]	WorleyParsons (Unaudited Composite) 30 June 2004
Revenue	**375.5**	**1,132.6**
EBITDA	**49.0**	**103.7**
Depreciation	(4.1)	(10.4)
Amortisation	(4.5)	(20.7)
EBIT	**40.4**	**72.6**
Net interest income / (expense)	0.3	(6.9)
Profit before tax	**40.7**	**65.7**
Income tax expense	(10.1)	(21.3)
Net profit after tax	**30.7**	**44.4**

NOTES:

1 Parsons E&C's financial statements are prepared in US dollars. For the purposes of preparing the Composite financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 and 0.74 US dollars, being the average exchange rate for the six months ended 31 December 2003 and six months ended 30 June 2004 respectively

2 This is a summary of Worley's audited results only. The full financial reports are set out in the Worley Annual Report

4.4.2 INFORMATION LIMITATIONS IN PREPARATION OF COMPOSITE FINANCIAL INFORMATION

The Composite statement of net profit after tax set out above is based on Worley's reviewed pro-forma Statement of Financial Performance for the six months ended 30 June 2004 (which is described in Section 5.2.1), Worley's reviewed financial report for the six months ended 31 December 2003, the Parsons E&C reviewed financial report for the six months ended 30 June 2004, and the Parsons E&C adjusted unaudited results for the six months ended 31 December 2003 ("Parsons E&C Management Accounts").

In order to prepare the Composite statement of net profit after tax set out above, the following adjustments have been made to the Parsons E&C Management Accounts:

- inclusion of amortisation of Parsons E&C goodwill on consolidation;
- exclusion of expenses associated with the Parsons E&C pre-Acquisition funding structure;
- inclusion of expenses associated with the post-Acquisition funding structure; and
- inclusion of pro-forma tax expense of the US entities of Parsons E&C that were not liable for US federal taxes pre-Acquisition.

However, it is important to note that due to the necessarily limited access of Worley to the accounts, personnel and systems of Parsons E&C prior to the date of the Acquisition, the Parsons E&C Management Accounts have not been adjusted for all items which may otherwise be adjusted in order to present a pro-forma Statement of Financial Performance of WorleyParsons. It should be noted, in particular, that the Parsons E&C Management Accounts could not be adjusted for the following items:

- the effect of translating foreign currency and intercompany transactions at actual foreign exchange rates rather than budgeted rates;
- revenue recognition, which remains in accordance with Parsons E&C rather than Worley policies;
- reallocation of revenue and expenses that may relate to other periods; and
- other adjustments that may have been made preparing the full year consolidated Parsons E&C financial statements.

4.5 EFFECT ON FINANCIAL POSITION

Set out below is a summary of the effect of the Acquisition on WorleyParsons financial position as at 30 June 2004.

This information is provided in summary format for illustrative purposes only. It is not represented as being indicative of Worley's view on the future financial position of WorleyParsons. Further details of adjustments are set out in Section 5.

A$m[1]	Worley (Audited) 30 June 2004	Parsons E&C (Reviewed) 30 June 2004	Adjustments	WorleyParsons (Pro-forma) 30 June 2004
Assets				
Cash assets	24.1	55.9	(36.2)	43.8
Other current assets	105.0	191.1	5.8	301.9
Property, plant and equipment	9.3	19.0	0.1	28.4
Intangible assets	61.0	–	324.0	385.0
Other non-current assets	39.3	12.5	2.7	54.5
Total assets	**238.7**	**278.5**	**296.4**	**813.6**
Liabilities				
Current tax liabilities	6.1	3.1	16.6	25.8
Interest bearing liabilities	11.2	–	128.8	140.0
Other liabilities	81.0	203.3	7.7	292.0
Total liabilities	**98.3**	**206.4**	**153.1**	**457.8**
Net assets	**140.4**	**72.1**	**143.3**	**355.8**

NOTE:

1 Parsons E&C's financial statements are prepared in US dollars. For the purposes of preparing the Composite financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 US dollars, being the exchange rate on 30 June 2004

4.6 EFFECT ON ISSUED CAPITAL

The effect of the Capital Raising on Worley's issued capital is set out in the table below. The table shows the impact as though the Acquisition had already occurred and been funded by the Institutional Placement and the Entitlement Offer.

	Number of Shares on Issue
At 7 October 2004	149,356,711
New Shares issued in the Institutional Placement	22,403,507
New Shares issued in the Entitlement Offer	33,190,380
Total Shares on completion of Capital Raising	204,950,598

4.7 EFFECT ON EARNINGS PER SHARE

4.7.1 COMPOSITE EFFECT

On a Composite basis, the Acquisition would have been approximately 34.8% earnings per share accretive (pre-amortisation) for the 12 months ended 30 June 2004. It should be noted that this amount is determined by reference to the Composite Statement of Financial Performance in Section 4.4.1, and is therefore subject to the same limitations set out in Section 4.4.2. It is not represented as being indicative of Worley's view on the future financial performance of WorleyParsons.

Worley anticipates that there will be additional corporate and integration costs associated with the Acquisition. Worley's initial assessment indicates these costs will be in the order of $6.0 million, although the magnitude of such costs cannot be predicted with precision (see Section 7.3.1). After adjusting for these additional expenses, the Acquisition would have been approximately 27.4% earnings per Share accretive (pre-amortisation) for the 12 months to 30 June 2004.

4.7.2 EXPECTED EFFECT

The Directors believe the combined WorleyParsons business will be capable of producing improved financial returns compared to each of Worley and Parsons E&C on a stand-alone basis.

The Acquisition is expected to be earnings per share accretive (pre-amortisation) based on a nine month contribution for the year ending 30 June 2005. This conclusion is subject to reasonable conditions in the markets in which WorleyParsons operates. Changes in conditions may result in a materially positive or negative impact on the future performance of WorleyParsons.

The main factors that will impact the future performance of WorleyParsons are summarised below:

- the outlook for the stand-alone Worley remains strong (see Section 2.8). The company started the new financial year with all key markets and sectors experiencing positive conditions, in particular Hydrocarbons and Minerals & Metals. Worley is well positioned throughout the business to respond to these opportunities, and subject to conditions remaining reasonable in these markets expects to deliver a further increase in earnings in 2005;
- since its sale by Parsons Corporation to the ESOP in January 2002, Parsons E&C has experienced year-on-year growth in EBIT (see Section 3.8). Subject to reasonable conditions in the markets in which Parsons E&C operates, Worley believes that the outlook for the stand-alone Parsons E&C is also strong (see Section 3.9);
- Worley does not expect significant revenue synergies in the year ending 30 June 2005 as a result of the Acquisition, over and above revenue growth that each business could expect to achieve on a stand-alone basis given current and expected market conditions. However, following integration, WorleyParsons expects to be in a sound position to explore opportunities for additional revenue sources and synergies;
- the goodwill arising from the Acquisition is expected to be approximately $324.0 million. Amortisation charge on this goodwill is expected to be approximately $12.2 million for the nine months ending 30 June 2005. However, these figures will vary depending on movement in the net assets of Parsons E&C Group between 1 July 2004 and the Acquisition date. The introduction of IFRS will have an impact on the reported results of WorleyParsons (including the treatment of goodwill) from the year ending 30 June 2006 (see Section 5.2.2);
- Worley proposes to fund the Acquisition through a combination of ordinary equity and debt. The new Facilities (see Section 8.3) will be denominated in a mixture of US dollars, UK pounds sterling, and Australian dollars. The weighted average interest rate applicable to such debt is expected to be approximately 5.0% to 5.5% in the year ending 30 June 2005, but this cannot be predicted with precision; and
- as a result of the Acquisition, the composite tax rate for WorleyParsons is expected to be in the range of 30% to 35% in the year ending 30 June 2005 (slightly above the equivalent present rate for the Worley Group), on the basis there are no material changes in tax legislation in countries in which WorleyParsons will operate and there are no material changes in the present geographic earnings mix of Worley and Parsons E&C.

4.8 EFFECT ON DIVIDENDS

The Board reviews Worley's level of dividend payment, and will continue to do so after the Acquisition, taking into consideration financial performance, changes to the tax system, ongoing capital requirements and further investment opportunities.

The Directors have no present intention, assuming the future availability of sufficient distributable profit and in the absence of unforeseen events, to reduce the current level of dividends per Share as a result of the Acquisition.

However, to the extent that an increasing proportion of Worley's earnings are derived outside Australia, it is possible future dividends will be franked at a level lower than the historic level of 100%.



Independent Accountant's Report and Financial Information



ERNST & YOUNG

The Ernst & Young Building
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Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

5.1 INDEPENDENT ACCOUNTANT'S REPORT

11 October 2004

The Board of Directors
Worley Group Limited
Level 7
116 Miller Street
NORTH SYDNEY NSW 2060

Dear Sirs

INDEPENDENT ACCOUNTANT'S REPORT

1. INTRODUCTION

The Directors have requested Ernst & Young to prepare an Independent Accountant's Report ("our Report") for inclusion in a prospectus (the "Prospectus") to be dated on or about 11 October 2004 relating to the offer by Worley of up to 33.2 million new shares at $4.10 each to shareholders. The amount to be raised in the Capital Raising is approximately $227.9 million.

We have been requested to prepare an Independent Accountant's Report on the following financial information (collectively referred to as the "Financial Information") as set out in Section 5.2 of the Prospectus:

- the actual consolidated Statement of Financial Position as at 30 June 2004 and the actual consolidated Statement of Financial Performance for the six months then ended of Worley (the "Historical Financial Information of Worley");
- the adjusted consolidated Statement of Financial Performance for the six months ended 30 June 2004 and the adjusted consolidated Statement of Financial Position as at 30 June 2004 of Parsons E&C Corporation ("Parsons E&C") (the "Adjusted Historical Financial Information of Parsons E&C"); and
- the pro-forma consolidated Statement of Financial Performance for the six months ended 30 June 2004 and the pro-forma consolidated Statement of Financial Position as at 30 June 2004 of WorleyParsons that assumes Completion of the contemplated transactions set out in Section 8.1.1 of the Prospectus, and the adjustments set out in Section 5.2 of the Prospectus, as at the dates stated ("the Pro-Forma Financial Information").

Expressions defined in the Prospectus have the same meaning in our Report.

2. BACKGROUND

Worley was incorporated on 2 March 2001 and listed on ASX after a successful initial public offering in late 2002. Since listing on ASX, Worley has continued to grow organically and via acquisition.

The principal purpose of issuing New Shares is to provide sufficient capital to Worley to complete the acquisition of 100% of the outstanding shares in Parsons E&C. Parsons E&C is a global engineering design and project services company.

3. FINANCIAL INFORMATION

The Directors of Worley have prepared, and are responsible for, the Pro-Forma Financial Information contained in the Section 5.2 of the Prospectus. We disclaim any responsibility for any reliance on our Report or on the Pro-Forma Financial Information to which it relates for any purpose other than for which it was prepared. This report should be read in Conjunction with the full Prospectus.

Historical Financial Information of Worley

Ernst & Young is the auditor of Worley and has audited the consolidated financial report of Worley for the year ended 30 June 2004 ("full year report"), and reviewed the consolidated half year financial report for the six months ended 31 December 2003 ("half year report"). We have expressed an unqualified audit opinion and unqualified review statement, respectively, on those financial statements.

The Directors have compiled an actual consolidated Statement of Financial Performance for the six months ended 30 June 2004 by subtracting the half year report from the full year report.

Adjusted Historical Financial Information of Parsons E&C

Management of Parsons E&C has prepared consolidated Statements of Financial Position and Financial Performance as at 30 June 2004 and for the six months then ended using Generally Accepted Accounting Principles of the US and the existing accounting policies of Parsons E&C.

The Directors have adjusted the historical financial information of Parsons E&C to conform with the applicable Australian accounting standards, other mandatory professional reporting requirements and the accounting policies adopted by Worley. The adjusted Historical Financial Information of Parsons E&C has been translated to Australian dollars for the purpose of presenting it in the Prospectus.

Adjustments have also been made to the consolidated Statement of Financial Performance of Parsons E&C to reflect comparability and consistency of reported results, to reallocate revenues and expenses to the most appropriate accounting period and to reflect reassessments of accounting estimates.

These adjustments are set out in Note 4 of Section 5.2.1 of the Prospectus.

Pro-Forma Consolidated Financial Information

The pro-forma consolidated Statement of Financial Performance has been prepared by the Directors as if the Capital Raising and the Acquisition had occurred as at 1 January 2004. The adjustments made as part of these pro-forma transactions are set out in Note 4 of Section 5.2.1 of the Prospectus.

The Directors have also prepared the pro-forma consolidated Statement of Financial Position of Worley as at 30 June 2004 as if the Capital Raising and the Acquisition had occurred as at 30 June 2004. The adjustments made as part of these pro-forma transactions are set out in Note 1 of Section 5.2.2 of the Prospectus.

4. SCOPE

We have conducted independent reviews of the Financial Information as set out in Section 5.2 of the Prospectus in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that:

(a) the Financial Information is not presented fairly in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other professional reporting requirements in Australia; and

(b) in the case of the pro-forma financial information, as if the pro-forma transactions set out in Sections 5.2.2 and 8.1.1 had occurred at the dates stated.

We have also considered whether the adjustments as described in Note 4 of Section 5.2.1 and Note 1 of Section 5.2.2 to the Financial Information form a reasonable basis for the preparation of the pro-forma Financial Information.

Our reviews were conducted in accordance with Australian Auditing Standard AUS902 "Review of Financial Reports" and were limited to enquiries of Worley and Parsons E&C personnel, reading of supporting workpapers, review of the financial statements, reading of contracts, Directors' minutes and other documents, analytical review procedures applied to the financial data, performance of certain limited verification procedures and establishment of consistency in application of accounting standards and policies.

These review procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed audits on this financial information and, accordingly, we do not express an audit opinion.

We have not conducted an audit or a review on other financial disclosures contained within the Prospectus not related to the Financial Information set out in Sections 5.2.1 and 5.2.2 of the Prospectus. Specifically, we have not audited or reviewed the unaudited composite financial information as set out in Section 4.4 of the Prospectus.

5. REVIEW STATEMENTS

Historical Financial Information

Based on our reviews, which are not audits, nothing has come to our attention that causes us to believe that the historical financial information of Worley and Parsons E&C as set out in Section 5.2 of the Prospectus does not present fairly the financial position of Worley and Parsons E&C as at 30 June 2004 and their financial performances as represented by the results of their operations for the six months then ended, in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other mandatory reporting requirements in Australia.

Pro-Forma Financial Information

Based on our review, which was not an audit, nothing has come to our attention that causes us to believe that the pro-forma Financial Information as set out in Section 5.2 of the Prospectus does not present fairly the financial position of Worley as at 30 June 2004 and the results of its operations for the six months then ended, in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other mandatory reporting requirements in Australia, as if the pro-forma transactions set out in Sections 5.2.2 and 8.1.1 of the Prospectus had occurred as at the dates stated.

6. SUBSEQUENT EVENTS

To the best of our knowledge and belief, and based on the work we have performed as described in the scope paragraph above, there have been no material transactions or events subsequent to 30 June 2004, other than those included in this Prospectus, which require comment on, or adjustment to, the information referred to in our report and that would cause the information included in the report to be misleading.

7. INDEPENDENCE AND OTHER DISCLOSURES

Ernst & Young is the auditor of Worley and does not have any pecuniary interest that could reasonably be regarded as being capable of affecting its ability to give unbiased opinions on these matters. Ernst & Young will receive a professional fee for the preparation of our Report, certain acquisition due diligence activities, and assistance in drafting the Prospectus.

Ernst & Young is independent of Worley and has met the independence requirements of Australian professional ethical pronouncements and the Corporations Act. In addition to our professional services noted above in connection with the offer of New Shares, we acted as auditor of Worley, provided accounting advice and limited tax advisory and compliance services. The provision of these services has not impaired our independence.

Consent for the inclusion of the Independent Accountant's Report in the Prospectus in the form and context in which it appears has been given. At the date of our Report, this consent has not been withdrawn.



Ernst & Young

5.2 FINANCIAL INFORMATION

5.2.1 STATEMENT OF CONSOLIDATED FINANCIAL PERFORMANCE FOR THE SIX MONTHS ENDED 30 JUNE 2004

A$M	WORLEY (REVIEWED) (NOTE 2)	PARSONS E&C (REVIEWED) (NOTE 3)	ADJUSTMENTS (PRO-FORMA) (NOTE 4)	WORLEYPARSONS (PRO-FORMA) (REVIEWED)
Revenue	197.0	428.0	16.9	641.9
Cost of Sales	(152.6)	(357.6)	(1.7)	(511.9)
Gross margin	**44.4**	**70.4**	**15.2**	**130.0**
Selling, general and administration expenses	(12.7)	(50.5)	(0.1)	(63.3)
Other income	5.3	–	(1.2)	4.1
Other expense	(8.2)	(0.3)	(2.6)	(11.1)
Interest expense	(0.8)	–	(3.6)	(4.4)
Depreciation/amortisation	(3.9)	(2.8)	(8.0)	(14.7)
Profit before tax	**24.1**	**16.8**	**(0.3)**	**40.6**
Income tax expense	(6.2)	(3.8)	(3.6)	(13.6)
Profit after tax	**17.9**	**13.0**	**(3.9)**	**27.0**
Earnings per Share (Note 5) (cents)	**12.02**	**n/a**	**n/a**	**13.17**

Note:

1 Parsons E&C financial statements are prepared in US dollars. For the purposes of preparing the Pro-Forma Financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.74 US dollars, being the average exchange rate for the six months ended 30 June 2004

Note 1 Accounting Policies

The financial information has been prepared in accordance with the measurement and recognition requirements but not the disclosure requirements of applicable accounting standards and other mandatory reporting requirements in Australia. It is prepared in accordance with the historical cost convention. The accounting policies adopted are consistent with those set out in the Worley financial statements for the year ended 30 June 2004.

Note 2 Basis of Actual Worley Financial Information

The statement of financial performance of Worley for the six months ended 30 June 2004, subject to audit review, was compiled from the audited financial statements for the full year ended 30 June 2004 and the half year reviewed financial statements for the six months ended 31 December 2003.

Note 3 Basis of Preparation of Reviewed Parsons E&C

Management of Parsons E&C has prepared consolidated Statements of Financial Position and Financial Performance as at 30 June 2004 and for the six months then ended using generally accepted accounting principles of the US and the existing accounting policies of Parsons E&C.

The Directors have adjusted the historical financial information of Parsons E&C to conform with Australian applicable accounting standards, other mandatory professional reporting requirements and the accounting policies adopted by Worley. The Adjusted Historical Financial Information of Parsons E&C has been translated to Australian dollars for the purpose of presenting in the Prospectus.

Adjustments have also been made to the consolidated Statements of Financial Performance of Parsons E&C to reflect comparability and consistency of reported results, to reallocate revenues and expenses to the most appropriate accounting period and to reflect reassessments of accounting estimates.

Note 4 Basis of Preparation of the Pro-Forma Statement of Financial Performance

The Pro-Forma Consolidated Statement of Financial Performance represents the actual consolidated Statements of Financial Performance of Worley, as described in Note 1 above, and the actual consolidated Statement of Financial Performance of Parsons E&C adjusted to assist in the comparability and consistency of reported results, to reflect the adjustments listed below including giving effect to the transactions associated with the Capital Raising and the Acquisition as contemplated in the Prospectus as if they had occurred as at 1 January 2004. The adjustments made to items of revenue and expense are as follows:

- recognition of contract revenue and profit on a basis consistent with Worley and in doing so, profits on a specific fixed price contract will only be recognised on completion due to the uncertainty in determining the costs of the contract;
- amortisation of Parsons E&C goodwill on consolidation;
- exclusion of expenses associated with Parsons E&C pre-Acquisition funding structure;
- inclusion of expenses associated with the post-Acquisition funding structure;
- consolidation of WPES, which was previously equity accounted by Worley;
- restatement of the translation of certain Subsidiary intercompany balances, which are not entitled to use functional US dollar currency under Australian accounting standards; and
- inclusion of pro-forma tax expense for the US entities of Parsons E&C that were not liable for US federal taxes pre-acquisition.

Note 5 Earnings per Share

Basic actual earnings per Share	12.02¢
Weighted average number of Shares used as the denominator in calculating	
Basic actual earnings per Share	149,356,711
Basic Pro-Forma Earnings per Share	13.17¢
Weighted average number of Shares used as the denominator in calculating	
Basic Pro-Forma earnings per Share	204,950,598

5.2.2 STATEMENT OF CONSOLIDATED FINANCIAL POSITION AS AT 30 JUNE 2004

Worley's Pro-Forma Statement of Financial Position as at 30 June 2004 showing the net effect of the Acquisition and the Capital Raising as if the Acquisition and the Capital Raising had occurred on 30 June 2004 is as follows

A$M	WORLEY (AUDITED)	ADJUSTED PARSONS E&C (REVIEWED)	ACQUISITION ADJUSTMENTS	FUNDING ADJUSTMENTS	PRO-FORMA WORLEYPARSONS (REVIEWED)
ASSETS					
CURRENT ASSETS					
Cash assets	24.1	55.9	0.6	(36.8)	43.8
Receivables	84.4	116.9	6.7	–	208.0
Inventories	17.9	70.0	(1.0)	–	86.9
Other financial assets	2.7	4.2	0.1	–	7.0
TOTAL CURRENT ASSETS	**129.1**	**247.0**	**6.4**	**(36.8)**	**345.7**
NON-CURRENT ASSETS					
Equity accounted investments	27.8	9.6	(1.2)	–	36.2
Other financial assets	0.1	–	–	–	0.1
Property, plant and equipment	9.3	19.0	0.1	–	28.4
Goodwill	30.7	–	324.0	–	354.7
Other intangible assets	30.3	–	–	–	30.3
Deferred tax assets	8.9	2.9	1.3	–	13.1
Other	2.5	–	–	2.6	5.1
TOTAL NON-CURRENT ASSETS	**109.6**	**31.5**	**324.2**	**2.6**	**467.9**
TOTAL ASSETS	**238.7**	**278.5**	**330.6**	**(34.2)**	**813.6**
LIABILITIES					
CURRENT LIABILITIES					
Payables	44.2	90.3	6.0	–	140.5
Interest bearing liabilities	10.9	–	0.8	–	11.7
Deferred income	–	88.2	(1.7)	–	86.5
Tax liabilities	6.1	3.1	16.6	–	25.8
Provisions	24.2	24.8	3.4	–	52.4
TOTAL CURRENT LIABILITIES	**85.4**	**206.4**	**25.1**	**–**	**316.9**
NON-CURRENT LIABILITIES					
Interest bearing liabilities	0.3	–	–	128.0	128.3
Deferred tax liabilities	9.9	–	–	–	9.9
Provisions	2.7	–	–	–	2.7
TOTAL NON-CURRENT LIABILITIES	**12.9**	**–**	**–**	**128.0**	**140.9**
TOTAL LIABILITIES	**98.3**	**206.4**	**25.1**	**128.0**	**457.8**
EQUITY					
Contributed equity	108.8	–	–	215.4	324.2
Reserves	(6.0)	72.1	305.5	(377.6)	(6.0)
Retained profits	36.0		–	–	36.0
Equity attributable to members of Worley	138.8	72.1	305.5	(162.2)	354.2
Outside equity interests	1.6	–	–	–	1.6
TOTAL EQUITY	140.4	72.1	305.5	(162.2)	355.8

NOTES:

1 Parsons E&C financial statements are prepared in US dollars. For the purposes of this table, amounts in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 US dollars, being the exchange rate at 30 June 2004

Note 1 Basis of Preparation of the Pro-Forma Statement of Financial Position

The Pro-Forma Statement of Financial Position as at 30 June 2004 represents the audited actual Consolidated Statement of Financial Position of Worley as at 30 June 2004 and the reviewed actual Consolidated Statement of Financial Position of Parsons E&C and is adjusted to incorporate the effect of the following transactions, which are expected to occur subsequent to 30 June 2004 as if they had occurred as at that date:

- receipt of proceeds of A$227.9 million from the issue of approximately 55.6 million Shares in the Capital Raising;
- settlement by cash of equity raising expenses (including underwriting fees, professional fees and other offer costs) estimated to be A$12.5 million, recognised as a reduction to contributed equity;
- settlement by cash of the debt raising expenses estimated to be A$2.6 million recognised as a prepaid borrowing cost;
- borrowing A$128 million of external debt;
- purchase of Parsons E&C for US$245 million (converted to Australian dollars at one Australian dollar equals 0.69 US dollars, being the exchange rate at 30 June 2004), together with the payment to advisers of A$0.9 million of other related Acquisition costs;
- adjustments to the fair value of various Parsons E&C assets and liabilities on acquisition by Worley;
- recognition of a US$15 million pre-acquisition distribution by Parsons E&C;
- vesting and payment of long term incentive plan of US$5.9 million and US$7.7 million respectively;
- retranslation of UK Subsidiaries under Australian accounting standards; and
- reversal of equity accounted investment in WPES by Worley and consolidation of 100% thereof.

Impact of Adopting AASB Equivalents to IASB Standards

Worley has commenced the transition of accounting policies and financial reporting from current Australian accounting standards to Australian equivalents of International Financial Reporting Standards ("IFRS"). Worley is required to prepare its first fully IFRS compliant financial report for the year ending 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect Worley on adoption of IFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Worley after it completes the Acquisition. At this stage, the financial impact to the group has not been fully quantified.

Acquisition Accounting

Given the significance of the proposed Acquisition, the differences in acquisition accounting arising from the adoption of AASB 3: "Business Combinations" could be significant. Restructuring provisions will not be able to be recognised on a pre-acquisition basis and contingent liabilities at Acquisition Date are fair valued and included in the calculation of the net assets and liabilities acquired. Goodwill is allocated to cash generating units. Under AASB3, Worley has 12 months following the Acquisition to adjust the provisional allocation of fair values. Reliable estimation of the future financial effects of these differences is impracticable because the conditions under which a revised fair valuation may eventuate are not yet known.

Goodwill

Under AASB 3: "Business Combinations", goodwill will no longer be able to be amortised but instead will be subject to annual impairment testing at the cash generating unit level. This will result in a change in the Group's current accounting policy that amortises goodwill, over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. As there will be a significant component of the cost of assets acquired attributable to goodwill, the increase in reported earnings will be significant as this goodwill is no longer amortised. However, reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which any impairment will arise are not yet known.

Impairment of Assets

Under AASB 136: "Impairment of Assets", the recoverable amount of an asset is determined as the higher of fair value less costs to sell and value in use. This will result in a change in the group's current accounting policy that determines the recoverable amount of an asset on the basis of discounted cash flows. (Under the new policy, it is possible that impairment of assets will be recognised sooner and that the amounts of write-downs will be greater.) Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible Assets

The Worley trade name satisfies the conditions of AASB 138: "Intangible Assets", with respect to recognition as an intangible asset upon transition to IFRS and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. Should the asset be determined to have an indefinite life in accordance with AASB 138, there will be no further amortisation.

Income Taxes

Under AASB 112: "Income Taxes", Worleyy will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax-based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the Worley trade name. Under the current accounting policy, the tax effect of the trade name is not recognised. It is not expected that there will be any further material impact as a result of the adoption of this standard.

Share-Based Payments

Under AASB 2: "Share-Based Payments", Worley is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share based payments issued after 7 November 2002 that have not vested as at 1 January 2005. Worley already applies the provisions of this standard and it is not expected that there will be any further material impact on formal adoption.

Hedge Accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- identify the type of hedge – fair value or cash flow;
- identify the hedged item or transaction;
- identify the nature of the risk being hedged;
- identify the hedging instrument;
- demonstrate that the hedge has and will continue to be highly effective; and
- document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Worley hedges a specific identifiable cash flow transaction with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material impact as a result of adoption of this standard.



Board of Directors and Executive Group

6. BOARD OF DIRECTORS AND EXECUTIVE GROUP

6.1 BOARD OF DIRECTORS

Worley's board of directors is composed as follows:



JOHN GRILL
CHIEF EXECUTIVE OFFICER



JOHN SCHUBERT
CHAIRMAN AND
NON-EXECUTIVE DIRECTOR

RON MCNEILLY
DEPUTY CHAIRMAN AND
NON-EXECUTIVE DIRECTOR





DAVID HOUSEGO
CHIEF FINANCIAL OFFICER



GRAHAME CAMPBELL
NON-EXECUTIVE DIRECTOR

ERICH FRAUNSCHIEL
NON-EXECUTIVE DIRECTOR





JOHN GREEN
NON-EXECUTIVE



BILL HALL
PROPOSED DIRECTOR



SHARON SILLS
COMPANY SECRETARY
AND GROUP TAX MANAGER

JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Ltd in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with Worley's joint ventures.

JOHN SCHUBERT
CHAIRMAN AND NON-EXECUTIVE DIRECTOR

John joined the Worley advisory board as Chairman in August 2000 and will retire as Chairman effective at the conclusion of the Annual General Meeting on 15 November 2004 but will remain as a Non-Executive Director until 2005. A chemical engineer by training, John commenced his career in 1969 with ESSO in Australia. In his 24 year relationship with ESSO, John held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, John was appointed Managing Director of Pioneer International and led that business to its merger with Hanson plc in May 2000. John is currently Deputy Chairman elect of Commonwealth Bank of Australia and Chairman of G2 Therapies Limited. John is also director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton plc.

RON MCNEILLY
DEPUTY CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Ron is a member of the Worley Audit and Risk Committee and has been elected to replace John Schubert as Chairman following the Annual General Meeting on 15 November 2004. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is also the Chairman of the Melbourne Business School, Chairman of Ausmelt Limited, Director of Alumina Limited, and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined Worley in July 1999. David led the corporate reorganisation and subsequent initial public offering and listing on ASX of Worley in 2002 and represents Worley on a number of its joint venture companies. His finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil. Previously, David worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia

GRAHAME CAMPBELL
NON-EXECUTIVE DIRECTOR

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers Australia and the Australian Pipeline Industry Association. Grahame was a member of the Worley advisory board for four years.

ERICH FRAUNSCHIEL
NON-EXECUTIVE DIRECTOR

Erich is the Chairman of the Worley Audit and Risk Committee. Erich retired as an Executive Director and Chief Financial Officer of Wesfarmers Limited in July 2002. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Foodland Associated Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers Limited to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and was appointed Finance Director in 1992.

JOHN GREEN
NON-EXECUTIVE DIRECTOR

John was a member of Worley's advisory board for nine years prior to listing, including a period as its Chairman. John is also a member of the Nominations and Remuneration Committee John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehills and Dawson Waldron. John is a director of the Macquarie Bank Foundation, Macquarie's Philanthropic foundation and is also a director of The Centre for Independent Studies, a not-for-profit public policy "think tank". He is a member of the Finance Committee of the Children's Hospital at Westmead. Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

It is the intention of the Board that, subsequent to Completion of the Acquisition, Mr William (Bill) Hall, Chairman and CEO, Parsons E&C, will join the Board.

BILL HALL
PROPOSED DIRECTOR

William (Bill) Hall became Chairman and CEO of Parsons E&C Corporation in 2002. Prior to this current position, he served as President of Parsons Energy & Chemical Group Inc. (1997-2001), President of Parsons Process Group Inc. (1995 - 1997), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has a 25-year tenure with Parsons E&C. He has a Bachelor's and Master's degree in Chemical Engineering, and has completed the Executive Program at Stanford University.

SHARON SILLS
COMPANY SECRETARY AND GROUP TAX MANAGER

Sharon Sills is a member of The Institute of Chartered Accountants of Australia and Chartered Secretaries Australia Ltd. She has over 12 years' experience in taxation, both in the profession and in commerce. Prior to joining Worley, Sharon was a Taxation Manager with Arthur Andersen and briefly with NRMA Limited. Sharon joined Worley in May 2000 as Group Taxation Manager and assisted with group restructuring prior to the initial public offering and with the listing of the company.

6. BOARD OF DIRECTORS AND EXECUTIVE GROUP

6.2 CVS OF KEY EXECUTIVES



JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Ltd in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with Worley's joint ventures.



BILL HALL
PROPOSED DIRECTOR

William (Bill) Hall became Chairman and CEO of Parsons E&C Corporation in 2002. Prior to this current position, he served as President of Parsons Energy & Chemical Group Inc. (1997-2001), President of Parsons Process Group Inc. (1995 - 1997), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has a 25-year tenure with Parsons E&C. He has a Bachelor's and Master's degree in Chemical Engineering, and has completed the Executive Program at Stanford University.



DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined Worley in July 1999. David led the corporate reorganisation and subsequent initial public offering and listing on ASX of Worley in 2002 and represents Worley on a number of its joint venture companies. His finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil. Previously, David worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia. He has a degree in Business Administration from Macquarie University, and is a fellow of the Australian Society of CPA's.



DAVID BAUGHEN

David joined Parsons E&C in 2003 as the Managing Director of Parsons E&C Europe with responsibility for Europe, Africa and the Middle East. David brings 25 years of international experience in the hydrocarbon industry, on two previous occasions as managing director and has also held senior positions in engineering and business development. He holds a Bachelor of Science and a Master of Science in Engineering. He is a Chartered Engineer and a member of both the Institution of Civil Engineers and the Institution of Structural Engineers and a member of the Institute of Directors.



PETER MEURS

Peter joined Worley in 1988 and has functioned in project management and company development roles including establishing the foundations of Worley's process business, the establishment and growth of alliance and integrated services contracts in the Hydrocarbons and Minerals, Metals & Chemicals groups and the development of Worley's New Zealand business. Peter is responsible for Worley's Australian locations and is the Chief Executive Officer of Transfield Worley, with a Bachelor degree in Mechanical Engineering and a Fellow of the Institution of Engineers, Australia. Peter is also a member of the Australian Institute of Company Directors.

JEFF OSBORNE

Jeff is the Senior Vice President - Business Development responsible for all global sales and market strategies in the oil and gas, refining, chemicals, petrochemicals, and power markets. He has over 35 years experience (nine years' working internationally) in the process industries including oil refining, petrochemicals, specialty chemicals, biotechnology, and pharmaceuticals. Jeff has a Bachelor of Science in Nuclear Engineering and was a member of the American Institute of Chemical Engineers.

EDWARD PAGANO

Edward joined Parsons E&C in 1998 after holding senior financial positions at The Shaw Group and Kvaerner John Brown. Edward brings over 20 years of experience in the oil and gas, chemical and refining industries. As Parsons E&C Chief Operating Officer, he is responsible for engineering and construction management serving the power, oil and gas, chemical and refining markets across the globe. Edward holds a Master of Business Administration and a Bachelor of Science in Accounting.

IAIN ROSS

With responsibility for Worley's Hydrocarbons group, Iain began his career in the UK North Sea working for Conoco (UK) in 1983. He worked for international oil and gas companies including McDermott International Inc, John Brown and Amec Engineering prior to joining Worley in 1994 as manager of the Brunei office. Iain has a Bachelor degree in Mechanical Engineering and is a Fellow of the Institution of Engineers, Australia.

ANDREW WOOD

Andrew has over 20 years' experience in the oil and gas industry and was responsible for Worley's international locations. Andrew will be responsible for integration management. Andrew has been responsible for Worley's expansion into Thailand, the Middle East, Canada and China. He holds a Bachelor degree in Engineering and Graduate Diplomas in Financial Management and Labour Management Relations. He is also a Fellow of the Institution of Engineers, Australia.



Risk Factors

7.1 INTRODUCTION

This Section discusses some of the risks associated with the Acquisition and with an investment in Worley and WorleyParsons. It should be read in conjunction with Section 3, which includes additional detail on the Parsons E&C Group and the business risks and opportunities associated with it.

Potential investors should read this Prospectus in its entirety, carefully consider their personal circumstances and consult their stockbroker, solicitor, accountant or professional adviser before making an investment decision.

7.2 GENERAL RISKS

7.2.1 GENERAL INVESTMENT

There are risks associated with investment in equities, generally. The trading price of shares in Worley may fluctuate with movements in equity capital markets in Australia and internationally.

It should be noted that there is no guarantee that the New Shares will trade at or above the Application Price.

7.2.2 GENERAL ECONOMIC CONDITIONS

Worley's operating and financial performance is influenced by a variety of general economic and business conditions including the level of inflation, interest rates and exchange rates and government fiscal, monetary and regulatory policies, and this will continue to be the case for WorleyParsons. Prolonged deterioration in general economic conditions, including an increase in interest rates or decrease in consumer and business demand, could be expected to ultimately have an adverse impact on WorleyParsons operating and financial performance, although because of the extended time periods involved in many of the projects in which WorleyParsons is involved, the impact might not be immediate.

7.3 RISKS ASSOCIATED WITH THE ACQUISITION

7.3.1 WORLEY MAY NOT REALISE THE BENEFITS IT EXPECTS FROM THE PROPOSED ACQUISITION.

Worley has undertaken substantial due diligence, and prepared a detailed financial analysis of the Parsons E&C Group, in connection with the Acquisition. In preparing this analysis, Worley has relied on information provided by Parsons Corporation and Parsons E&C. To the extent that the actual results achieved by the Parsons E&C businesses are lower than those indicated by the information so provided or by Worley's analysis of it, there is a risk that WorleyParsons' future profitability could be undermined.

In particular, Worley may not be able to successfully integrate its operations with those of Parsons E&C or to realise over time the full benefits that Worley anticipates from the Acquisition. The Acquisition involves the integration of businesses that have previously operated independently. In addition, Parsons E&C has operated as a separate business only since January 2002. Integration of the businesses will involve, among other things, coordinating geographically separated organisations, integrating complex information technology systems, integrating personnel with diverse business backgrounds, acquiring and developing coordinated policies on corporate services such as treasury and insurance, and combining different corporate and workplace cultures.

Integration of the Worley and Parsons E&C businesses is a key aspect of the Acquisition and a significant undertaking of itself, particularly given the scale of the two businesses and Parsons E&C's relatively short life as an autonomous business. The process of integrating operations could, among other things, divert management's attention, interrupt or reduce the performance of the activities of one or more of the businesses, and result in the loss of key personnel, any of which could have an adverse effect on WorleyParsons' business and financial condition.

To address this risk, Worley has developed a comprehensive transition and integration plan, which is described in further detail in Section 4.2. A transition and integration team comprising senior executives from both Worley and Parsons E&C has been established. Worley considers its successful integration of acquired businesses as a core skill that has led to its growth over the last 10 years and is confident of its ability to integrate the Worley and Parsons E&C businesses.

7.3.2 ASBESTOS

Based on its due diligence investigations, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C, Worley is not aware of any circumstance that is likely to lead to a material unindemnified exposure for WorleyParsons in respect of asbestos liabilities after Completion.

Certain members of Parsons E&C Group (which, from Completion, will become Subsidiaries of Worley) and other Subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos. These claims stem primarily from work performed by these entities in the 1950s and 1960s as design or construction engineers involved in the construction of several oil refineries, petrochemical facilities and steel mills in the US. As design or construction engineers, these Subsidiaries are alleged to have directed asbestos to be installed on these projects. The plaintiffs in the litigation generally claim that they or family members worked in various capacities (such as tradesmen or labourers) at these sites, where they were allegedly exposed to asbestos. In general, the claims are bodily injury claims brought by workers or families of workers who have contracted asbestos-related illness.

Various members of the Parsons E&C Group are, along with members of the Parsons Corporation Group, believed, based on a review of available policy information, to be named as insureds under various policies of insurance which are believed to provide coverage, subject to various limits, against asbestos liabilities. It should be noted, however, that given the time periods involved, definitively identifying and proving coverage can be problematic. In addition, policy language is sometimes unclear or policy documentation incomplete or missing.

To date, the asbestos liabilities of the Parsons Corporation Group and the Parsons E&C Group have resulted in aggregate indemnity payments to plaintiffs and defence costs which the Directors believe are not significant in relation to the Acquisition as a whole. All defence costs and indemnity payments have been covered by insurance.

The history of asbestos litigation in the US has been highly volatile and unpredictable. Moreover, it is not possible to predict the development of future asbestos claims against the Parsons E&C Group or the likelihood that the current payouts pursuant to settlements will remain consistent. Factors that could unpredictably and adversely affect the Parsons E&C Group in this regard include (but are not limited to):

- uninsured punitive verdicts;
- filings in unfavourable jurisdictions;
- insolvencies of, or adverse liability allocations amongst, co-defendants, insurers or indemnifiers;
- acceleration in the number of new filings against the Parsons Corporation Group or the Parsons E&C Group; or
- emergence of unfavourable evidence against the Parsons Corporation Group that may not now exist or be known.

Accordingly, no assurance can be given that asbestos claims made against members of the Parsons E&C Group or the Parsons Corporation Group will continue to be immaterial, that insurance policies will continue to cover such claims (including as a result of the exhaustion of limits on coverage), or that the relevant insurers under such policies will remain solvent.

To mitigate against these risks, and as a key term of the Acquisition, Parsons Corporation has agreed to indemnify and hold harmless Worley and its affiliates (including the Parsons E&C Group) from Completion against all claims, costs and losses arising as a result of asbestos claims relating to facts or circumstances occurring prior to Completion, under the terms of the Asbestos Indemnity and Claims Administration Agreement described in Section 8.1.3. Parsons Corporation is a substantial commercial enterprise (see Section 3.1). Nevertheless, should appropriate terms be available and the Directors consider it desirable, Worley will also consider purchasing additional insurance in support of the Parsons Corporation indemnity.

In the Directors' view, the risk of asbestos liability associated with the current and proposed business operations of the Parsons E&C Group (as opposed to historical claims) following Completion is low.

7.3.3 CONTRACTUAL

In acquiring Parsons E&C, Worley may become liable for any liquidated damages or penalties associated with delays to project delivery, cost overruns or defective works (which can be caused by factors beyond Parsons E&C's control), particularly under contracts undertaken by members of the Parsons E&C Group on a LSTK basis. Parsons E&C also faces potential "bricks and mortar" liability under some contracts. These issues are described below.

LSTK contracts

Prior to its sale by Parsons Corporation, LSTK contracting accounted for a significant portion of Parsons E&C's revenues. LSTK contracting, by its nature, has a significantly higher risk profile than contracts that are reimbursable, as the contractor assumes the liability for the total cost of delivery of an engineering project. Parsons E&C continues to manage a small number of these LSTK contracts.

Worley has identified potential claims with respect to the following projects, which are undertaken on a LSTK basis:

- a contract between Parsons E&C and Hrvatska Electrpriveda ("HE") in Croatia to provide EPC services with respect to a dual fired power facility entered into in March 1998. The amounts in dispute under this contract total approximately US$7 million. In addition, if the power plant does not meet certain performance criteria, HE may call on a US$10 million letter of credit provided by Parsons Corporation, for which WorleyParsons will be responsible from Completion; and
- projects undertaken by a joint venture between Parsons E&C and The Industrial Company to provide EPC services to Tractebel Power Incorporated with respect to a number of dual-fired power facilities in the US. The amounts in dispute in relation to these projects total approximately US$17 million.

"Bricks and mortar" liabilities

The provision of some services by Parsons E&C carries with it the risk of liability for losses arising from defective work, including the reperformance of services and/or the restoration of materials or property (so called "bricks and mortar" liability) and indirect or consequential losses suffered by third parties. Generally, Parsons E&C seeks to limit or exclude liability for such losses in its contracts and/or to maintain appropriate levels of professional indemnity insurance. However, insurance and contractual arrangements may not adequately protect it against liability for all losses, including environmental losses, property damage or losses arising from business interruption. Worley may also be unable to maintain insurance at levels of risk coverage or with deductibles that it considers appropriate or negotiate adequate contractual limitations on liability. Any losses falling outside the scope of insurance or contractual limits may adversely affect Parsons E&C's earnings and cash flows.

Ongoing management

The Board is satisfied that the current contracting culture of Parsons E&C is based on the provision of cost reimbursable or lump sum services only contracts, which is consistent with Worley's own contracting approach. While the abovementioned issues amount to exceptions to this approach, and will require careful management after Completion, the Directors are comfortable with the overall level of contractual risk being assumed as a result of the Acquisition.

7.3.4 SENSITIVITY OF EARNINGS TO PROJECT REVENUE

A significant portion of Parsons E&C's revenue relates to specific projects and is earned over finite periods. Project revenue, by its nature, has the potential to vary significantly between years and is sensitive to increases and decreases in the level of industry activity.

In addition, in the short to medium term, Parsons E&C's performance is dependent on the successful completion of a relatively small number of large projects which are located in the Former Soviet Union, and which may therefore be subject to the risks described in Section 7.4.1. Difficulties or delays in the completion of these projects, the financial distress of clients, or localised incidents of social or political instability, warfare or terrorism, may materially impact on WorleyParson's performance.

7.3.5 CONTRACTUAL DISPUTES, LITIGATION AND OTHER CONTINGENT LIABILITIES

On Completion, Worley will acquire all the entities in the Parsons E&C Group, and will therefore assume contingent liabilities of those entities, for which it may not be adequately indemnified. This includes potential liabilities in respect of contractual disputes, litigation and other contingent liabilities. The Stock Purchase Agreement contains a number of warranties and indemnities by Parsons E&C and the ESOP in relation to such matters. Parsons Corporation has also, in the Mutual Indemnity Agreement, separately provided a number of indemnities, each of which may be called upon in connection with known or unknown liabilities of the acquired businesses. The terms of these agreements are described in greater detail in Sections 8.1.1 and 8.1.6 respectively.

Worley can offer no assurance that warranties and indemnities contained in the Acquisition Agreements will be sufficient to cover all liabilities, claims or occurrences in relation to contingent liabilities, should they eventuate. In particular, Worley's remedy for breach of the warranties and representations in the Stock Purchase Agreement is generally limited to a claim against the funds held in escrow, being US$10 million, which may be further reduced under provisions of the Stock Purchase Agreement which permit the offset against the escrow funds of amounts by which certain identified Parsons E&C projects exceed their expected gross profit performance. In addition, the funds remaining in escrow are released from escrow on 31 December 2006. It is possible that the aggregate claims by Worley under the Stock Purchase Agreement may exceed US$10 million, or that claims only arise or accrue after 31 December 2006. Once Completion has occurred, Worley has no right to seek recompense from Parsons E&C or the ESOP in excess of this amount or beyond this date.

Worley's right to claim against Parsons Corporation is not subject to any similar caps on, or time limits to, liability. Worley can offer no assurance that it will be able to successfully recover the full amount of any indemnities claimed from Parsons Corporation.

As part of its due diligence review, Worley reviewed and assessed known contingent liabilities of the Parsons E&C Group. Where appropriate, provisions have been made, contractual representations or warranties sought, or the expected impact of the liabilities considered.

7.3.6 JOINT VENTURE PARTNERS AND ARRANGEMENTS

Parsons E&C is involved in a number of joint ventures (see Section 3.7). In most of these, Parsons E&C has a non-controlling interest.

The governing arrangements of some of these joint ventures provide that key matters and decisions require the agreement of Parson E&C's joint venture partners. Parsons E&C may be unable to reach agreement with its joint venture partners concerning these matters, or may only be able to do so on less favourable terms than would otherwise be the case if it had a controlling interest, and this may affect the operating and financial performance of Parsons E&C generally.

In addition, in some cases Parsons E&C provides guarantees or indemnities covering joint and several liabilities of the joint ventures. These guarantees may be called upon as a result of conduct by certain joint venture parties over which Parsons E&C has no or limited control.

Several joint venture agreements to which members of the Parsons E&C Group are a party, contain change of control provisions which provide for automatic or voluntary termination on a change of control, such as will occur on Completion, which may also provide for the non-changing party to elect to continue the project under the joint venture terms and conditions. Worley has sought the consent of the relevant parties to the change in control of Parsons E&C, or will do so in a timely manner, and believes that the nature of Parsons E&C's relationships with the joint venture partners is such that the risk of termination is low.

7.3.7 FOREIGN EXCHANGE RISK

Worley, as a company which operates in many countries around the world, is exposed to movements in exchange rates, the impact of which cannot be reliably predicted. Worley manages its foreign exchange risk to minimise the adverse impact of currency movements on its cash flows. The company's foreign exchange hedging policy includes, but is not limited to, foreign currency derivative instruments (such as options) and foreign currency borrowings.

As part of the Acquisition, Worley has also made arrangements to hedge its foreign exchange exposure to the Purchase Price of US$245 million from the date of announcement to the date of Completion. Worley has entered into foreign exchange contracts to hedge US$120 million of the Purchase Price at one Australian dollar equals 0.7195 US dollars. The remainder of the Purchase Price will be hedged through US dollar denominated borrowings. If the Acquisition does not Complete, Worley may incur either profits or losses from entering and exiting these arrangements.

As a result of the Acquisition, WorleyParsons' ongoing exposure to foreign currencies is expected to increase. Worley may enter into hedging arrangements to mitigate this foreign currency exposure (see Section 8.4). The Acquisition involves significant assets, liabilities and earnings denominated in currencies other than the Australian dollar, in particular US dollars and UK pound sterling. These assets, liabilities and earnings will therefore be exposed to fluctuations in exchange rates between these currencies and the Australian dollar.

The Facilities are expected to be drawn in US dollars and Australian dollars, which naturally hedges some cashflows.

7.3.8 INTEREST RATE

WorleyParsons, as a borrower of money, will be potentially exposed to adverse movements in interest rates. While this exposure may be managed using interest rate hedging (see Section 8.4), the company may have residual exposure which may result in an adverse impact on its financial performance.

Worley will be borrowing approximately A$128 million under the Facilities to partly fund the Acquisition, which will substantially increase its gearing and thus its exposure to interest rate movements. The debt under the Facilities will be denominated in a variety of currencies including US dollars, UK pounds, Euros and Australian dollars. Accordingly, this debt will be subject to different interest rates and interest rate risks.

7.3.9 RETENTION OF KEY PERSONNEL

The operating and financial performance of Parsons E&C, like Worley, is largely dependent on its ability to retain and attract key personnel.

Whilst every effort is made to retain key employees and contractors and to recruit new personnel as the need arises, loss of a number of key personnel may adversely affect the earnings or growth prospects of WorleyParsons. The Parsons E&C Group has a relatively aged senior management base, and there is a risk that a number of key and senior personnel may retire in the near future. This risk is enhanced by the likely improvement in the financial position of many of these employees arising from the Acquisition. Although Parsons E&C has developed succession plans and mentoring programs to address this issue, there is a risk that appropriate staff may not be attracted to these offices for the same cost or at all.

Key staff have been identified as part of the due diligence process and executive service agreements have been or will be put in place for senior managers in the Parsons E&C Group. An active key staff management process is planned as part of the integration process.

7.3.10 TAXATION

Parsons E&C is presently owned by the ESOP. The ESOP is a qualified employee retirement plan that is designed to invest primarily in stock of the sponsoring company. Under the ESOP structure, Parsons E&C was not required to pay US federal income tax and certain state income taxes, although Parsons E&C was still subject to income taxes in other jurisdictions, primarily Kazakhstan, Kuwait and Abu Dhabi.

Parsons E&C's tax paying status will change significantly as a result of the Acquisition. Whilst significant effort has been made to quantify the level at which Parsons E&C's earnings will be taxed going forward (and to appropriately normalise historical results (see Sections 4 and 5), the Parsons E&C business involves operations across numerous tax jurisdictions, and the financial performance of the Parsons E&C business, and therefore WorleyParsons, may be impacted by unanticipated variances from anticipated levels of taxation.

Variations in the taxation laws of Australia, the US, the UK and the other countries in which Worley and Parsons E&C operate could materially affect WorleyParsons' financial performance. The interpretation of taxation law could also change, leading to a change in taxation treatment of investments or activities. In some jurisdictions in which Parsons E&C currently operates, the application of tax law and policy to particular facts can be complicated and potentially uncertain.

In the course of due diligence, Worley identified some foreign taxation issues which will need to be actively managed after Completion.

7.3.11 ACCOUNTING

Parsons E&C's accounting policies and methods are fundamental to how it records and reports its financial position and results of operations. Parsons E&C's management may have exercised judgement in selecting and applying many of these accounting policies and methods so that not only did they comply with the required accounting standards but that they also reflected Parsons E&C's financial position and results of operation.

In some cases, management may have selected an accounting policy or method from two or more alternatives, any of which might have been reasonable under the circumstances yet might have resulted in Parsons E&C's reporting materially different outcomes than would have been reported under a different alternative. The integration of the Worley and Parsons E&C accounting functions may lead to a revision of Parsons E&C's accounting policies, which may impact on WorleyParson's reported results.

Worley operates in many jurisdictions with many different accounting standards. For reporting periods beginning 1 July 2005, WorleyParsons must comply with IFRS, as issued by the Australian Accounting Standards Board ("AASB"). While the AASB released a platform of standards as at 30 June 2004, further standards will be released and may be adopted early by Worley. The difference in accounts produced under Australian GAAP and IFRS may be considerable (see Section 5.2.2). Consequently, reported results could materially vary to those reported under current Australian Accounting Standards and the current stable platform for IFRS.

7.4 RISKS ASSOCIATED WITH WORLEY, PARSONS E&C AND WORLEYPARSONS

Worley, Parsons E&C and WorleyParsons are or will be subject to many common risks following Completion. Some of the more important include those described below.

7.4.1 COUNTRY

WorleyParsons will operate across 59 offices in 29 countries, including a number of countries in the Middle East, the Former Soviet Union and Central and South-East Asia, with developing legal, regulatory and political systems, which are subject to dynamic change. The profitability of each of WorleyParsons' foreign operations, and its ability to maintain and repatriate funds from them, may be adversely impacted by:

- changes in the fiscal or regulatory regimes applying in the relevant jurisdictions (some of which may involve a greater degree of administrative discretion than Australia);
- changes in, or difficulties in interpreting and complying with, the local laws and regulations of different countries, including tax, labour and foreign investment laws;
- nullification, modification or renegotiation of, or difficulties or delays in enforcing, contracts with clients or joint venture partners which are subject to local law; and
- reversal of current political, judicial or administrative policies encouraging foreign investment or foreign trade, or relating to the use of local agents, representatives or partners in the relevant jurisdictions.

In addition, some countries, particularly in the Former Soviet Union and Middle East, are susceptible to greater political and social instability than Australia. In the past, Worley has not suffered materially as a result of such instability and indeed has on occasion been able to capitalise on such events.

Sustained periods of instability in a particular country may affect WorleyParsons' operating and financial performance, either in terms of securing new work, the impact of such instability on its clients or its ability to execute work as a result of political instability or lack of domestic security.

In this respect, it should be noted that as a result of the Acquisition, Worley will increase its participation in the Parsons Iraq joint venture and will also acquire Parsons E&C's interest in the Iraq Power Alliance joint venture with Parsons Brinkerhoff (see Section 3.7). While recent incidents in Iraq illustrate that the security situation in the country remains volatile, Worley has taken precautions to mitigate the risk to WorleyParsons personnel through strict training and rigid adherence to security protocols, and continues to monitor and assess the situation.

7.4.2 EXPOSURE TO CYCLICAL MARKETS

WorleyParsons' financial performance will continue to be sensitive to the level of activity within the industries in which the Worley Group and the Parsons E&C Group currently operate. The level of activity in its sectors is cyclical and sensitive to a number of factors outside WorleyParsons' control, including the level of gross domestic product in the countries in which it operates, oil and other commodity prices and foreign currency movements, and industry specific factors.

In particular, WorleyParsons' financial performance is likely to be sensitive to the level of activity in, and financial condition of, the US power industry generally, which in recent years has faced a number of difficulties, including the collapse of Enron Corporation in 2001.

WorleyParsons' presence in multiple industry sectors is expected to partially offset its exposure to cyclical factors affecting any individual industry. Worley is not able to predict the timing, extent or duration of the activity cycles in the industries and markets in which WorleyParsons will operate.

7.4.3 COMPETITION

Increased competition could result in price reductions, under-utilisation of personnel, reduced operating margins and loss of market share. Any of these occurrences could adversely affect WorleyParsons' operating and financial performance.

7.4.4 SUSTAINABILITY OF GROWTH AND MARGINS

Worley has historically achieved growth in revenue and profits. The sustainability of this growth and the level of profit margins from operations are dependent on a number of factors, some of which are outside of Worley's control. Industry margins in all sectors of WorleyParsons' activities are likely to be subject to continuing but varying margin pressures. There is no assurance that the historical performance of Worley or Parsons E&C is indicative of future operating results of WorleyParsons. However, WorleyParsons' business strategies and diversification across a range of sectors should assist in reducing the impact of short-term margin pressures that occur due to competitive pressure.

7.4.5 MANAGEMENT OF GROWTH

Worley has continued to experience strong growth since 2002 in personnel, the scope of its operating activities, financial systems and the geographic area of its operations. This growth has resulted in an increased level of responsibility for both existing and new management personnel. To manage this growth effectively, WorleyParsons will need to maintain efficient control and supervision of its operating and financial systems and continue to expand, train and manage its employee and contractor base. In periods of peak demand for WorleyParsons' services, this may lead to an increase in overhead costs.

7.4.6 IMPORTANCE OF KEY RELATIONSHIPS

In some countries in which Worley and Parsons E&C currently operate, relationships with individual nationals or government agencies are important to provide access to key clients, markets and opportunities. Following the Acquisition, some conflicts may arise between the existing relationships of the two groups, particularly in the Middle East and Former Soviet Union. The loss or deterioration of these relationship after Completion may affect WorleyParsons' performance in the future. To mitigate against this risk, WorleyParsons will undertake the systematic review and management of these relationships to address any weaknesses or conflicts in a timely manner.

7.4.7 INFORMATION TECHNOLOGY

Worley has invested in the development of information systems designed to assist it in monitoring individual contracts, thereby ensuring profitable operations are possible whilst allowing loss making situations to be identified and rectified. Whilst Worley will make every effort to ensure that these systems are maintained and improved to best meet the demands of the expanded WorleyParsons organisation and the market generally, system failure may negatively impact WorleyParsons' performance.

7.4.8 OPERATIONS

The long-term profitability of WorleyParsons will be subject to continued performance under its various contracts and joint venture agreements. Failure to adequately perform contractual obligations may result in loss of earnings, termination of the particular contracts and/or litigation.

7.5 OTHER RISKS

The above risks are not exhaustive of the risks faced by Shareholders. The risks outlined above and other risks may materially affect the future performance of WorleyParsons. Accordingly, no assurances or guarantees of future performance, profitability, Distributions, or return of capital are given by Worley in respect of WorleyParsons.



Additional Information

8.1 SUMMARY OF THE ACQUISITION AGREEMENTS

8.1.1 STOCK PURCHASE AGREEMENT

Background to the Stock Purchase Agreement

The ESOP through its trust arrangement owns all of the issued and outstanding capital stock in Parsons E&C. In addition, Parsons Corporation holds a security interest over the Parsons E&C stock under a promissory note executed by the ESOP in favour of Parsons Corporation.

Summary of terms of the Stock Purchase Agreement

Buyer, Worley, Parsons E&C and the ESOP have entered into the Stock Purchase Agreement whereby Buyer will acquire all of the issued and outstanding capital stock in Parsons E&C from the ESOP for the Purchase Price.

Completion of the Stock Purchase Agreement is conditional upon:

- the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and any similar waiting period under non-US antitrust law expiring or being terminated;
- no restraint being imposed by a court or government body and no pending or threatened legal proceedings reasonably likely to prohibit, or that make illegal, the consummation of the Acquisition or any material transaction contemplated by the agreement;
- the representations and warranties of Buyer, Worley, Parsons E&C and the ESOP being true and correct in all respects at Completion except for a breach that will not have a material adverse effect on the acquired companies, the ESOP or Worley as applicable;
- each of the covenants and obligations of Buyer, Worley, the ESOP and Parsons E&C being complied with in all material respects;
- each of the documents specified in the agreement being in full force and effect and delivered to Worley or the ESOP (as the case may be);
- certain third party consents required to be obtained, made or given in connection with the Acquisition being obtained, made or given and in full force and effect;
- Mr William (Bill) Hall not ceasing to be employed by, or expressing an intention to terminate his employment with, Parsons E&C in the near future or as a result of the Acquisition;
- there being no material adverse effect with respect to any of the acquired companies (taken as a whole) since the date of the agreement; and
- the fairness opinion given with respect to the Purchase Price not being withdrawn or adversely modified.

The agreement provides that, at Completion, Buyer will pay:

- US$235 million (less the then-current outstanding principal and interest on the promissory note) to the ESOP;
- the amount representing the then-current outstanding principal and interest on the promissory note to Parsons Corporation; and
- US$10 million to the escrow agent.

The agreement also provides that on or immediately prior to Completion, Parsons E&C will make a US$15 million contribution to the ESOP.

Completion under the agreement will occur on the fifth business day after the later of:

- satisfaction or waiver of the conditions precedent set out in the agreement; or
- the date of availability of Worley's financing for the Acquisition,

unless otherwise agreed in writing by Worley and Parsons E&C.

Under the agreement, each of the ESOP and Parsons E&C have provided certain representations and warranties in respect of the entry into the agreement, organisation, consents, the conduct of the business of Parsons E&C, the status of the ESOP and the effect of the Acquisition. The agreement provides that the representations and warranties survive Completion until 31 December 2006. Worley and its related persons (including the acquired companies) are indemnified for any breach of any representation or warranty made by, or any covenant contained in, the agreement, and for certain pre-Completion taxes. However, the indemnity provided by the ESOP is capped at the US$10 million withheld under the escrow arrangement (plus any interest) described in Section 8.1.7 below. The Stock Purchase Agreement also permits the offset against the escrow funds of amounts by which certain identified Parsons E&C projects exceed their expected gross profit performance.

Under the agreement, Worley and Buyer also provide certain representations and warranties regarding the entry into the agreement, organisation, consents and the effect of the Acquisition.

Under the agreement, the ESOP and Parsons E&C are restricted from soliciting any acquisition proposals in respect of Parsons E&C and its Subsidiaries that compete with the Acquisition.

The Stock Purchase Agreement can be terminated prior to the Closing Date by the mutual consent of Worley and Parsons E&C. In addition, the agreement can be terminated:

- by either Worley or Parsons E&C if the Acquisition fails to Complete prior to 90 days after the date of the agreement (except where the failure is due to the material breach of a representation or warranty by the purported terminating party or the purported terminating party's non-performance of a material obligation under the agreement required to be performed prior to Completion);
- by either Worley or Parsons E&C if the Acquisition or any material transaction contemplated by the agreement is prohibited by a court or other governmental body;
- by Worley if any of the representations or warranties provided by the Parsons E&C or the ESOP were inaccurate at the date of entering into the agreement or become inaccurate and are not remedied and have a material adverse effect on the Parsons E&C Group or the ESOP or if any of the covenants of Parsons E&C or the ESOP to be complied with at or prior to Completion are materially breached and not remedied;
- by Parsons E&C if any of the representations or warranties provided by Worley or the Buyer were inaccurate at the date of entering into the agreement or become inaccurate and are not remedied and have a material adverse effect on Worley or if any of the covenants of Worley or the Buyer to be complied with at or prior to Completion are materially breached and not remedied;
- by Worley if the ESOP, the ESOP Trustee or any of the acquired companies or any representative thereof breaches or takes any action that contravenes the ESOP's and Parsons E&C's covenant not to solicit any competing proposals to acquire the Parsons E&C Group (in which case, Worley shall receive a termination fee of US$9,800,000 plus reasonable costs of the transaction);
- by either Worley or Parsons E&C if Worley is unable to obtain financing for the Acquisition by the business day preceding the 60th day following signing, provided that the party purporting to terminate has fulfilled its closing obligations and is not otherwise in material breach (and if Worley terminates it will be required to reimburse Parsons E&C's reasonable expenses of the transaction);
- by Worley if a material adverse effect occurs affecting (a) the Parsons E&C Group or (b) the Parsons Corporation Group such that Worley reasonably and in good faith determines that Parsons Corporation is not able to satisfy in any material respect its obligations under certain referenced contracts in the agreement;
- by Worley if there shall occur certain "force majeure" events which Worley reasonably and in good faith determines will prevent Worley from obtaining finance for the Acquisition on commercially acceptable terms subject to certain notice requirements; and
- by Worley if there is any material diminution in the value to Parsons E&C of any certain significant Parsons E&C Group contracts.

Depending on the termination events, and except as otherwise noted above, Worley may or may not receive reimbursement of its expenses of the transaction.

8.1.2 UMBRELLA AGREEMENT

Buyer, Worley, Parsons E&C and Parsons Corporation have entered into the Umbrella Agreement pursuant to which the parties have agreed on a framework regarding the services to be provided by Parsons Corporation from Completion, indemnification obligations on the part of the various parties and other related matters. In particular, the agreement provides for:

- the entry into the Asbestos Indemnity and Claims Administration Agreement (summarised in Section 8.1.3), the Amended Trademark Licence Agreement (summarised in Section 8.1.4), the Amended and Restated Administrative Services Agreement (summarised in Section 8.1.5) and the Mutual Indemnity Agreement (summarised in Section 8.1.6);
- Parsons Corporation's agreement to permit Parsons E&C to continue the use of certain Parsons Corporation offices and Subsidiaries;
- the entry into agreements ratifying and confirming the assignment and transfer of certain Subsidiaries of Parsons E&C;
- the repayment of the promissory note given by the ESOP to Parsons Corporation; and
- various other ancillary matters required in connection with Completion.

8.1.3 ASBESTOS INDEMNITY AND CLAIMS ADMINISTRATION AGREEMENT

Parsons Corporation and Worley have entered into the Asbestos Indemnity and Claims Administration Agreement pursuant to which Parsons Corporation, on behalf of itself and its related persons or representatives, has agreed to indemnify Worley, Parsons E&C and each of their related persons from and against adverse consequences arising from any historic asbestos-related activities of any Parsons entity (including Parsons E&C and its Subsidiaries).

The indemnity does not apply to any previous asbestos related activities of Worley (or its related persons or representatives, other than Parsons E&C) undertaken prior to the date of the agreement unrelated to the transactions contemplated by the Acquisition, or any asbestos related activities that Worley or Parsons E&C (or their related persons or representatives) independently commence on or after the date of the agreement unrelated to Parson E&C's prior relationship with, or as part of, Parsons Corporation, or asbestos related activities undertaken after Completion.

The indemnity covers all current and future asbestos related claims arising from any activities of any Parsons entity (including Parsons E&C and its Subsidiaries) undertaken prior to Completion.

8.1.4 AMENDED TRADEMARK LICENCE AGREEMENT

Parsons Corporation, Parsons E&C and Worley have entered into the Amended and Restated Trademark Licence Agreement pursuant to which Parsons Corporation has agreed to grant Parsons E&C and Worley a non-exclusive, royalty-free, worldwide and non-transferable licence for up to 20 years, to use certain trademarks owned by Parsons Corporation and a right to use the "WorleyParsons" and "Parsons E&C"mark, related trade names and domain names.

Under the licence agreement, Parsons Corporation retains the right to use, or to authorise and license any third party for use of, the trademarks, in whole or in part, in any manner whatsoever in connection with any goods or services. Parsons Corporation may terminate the licence if Worley sells or otherwise disposes of substantially all of its business or its assets to a competitor of Parsons Corporation, if there is a change of control in Worley having an equivalent result, or if Worley discontinues its business in its entirety.

The licence agreement specifically gives Worley the exclusive right to register the "WorleyParsons" mark and domain name worldwide.

8.1.5 AMENDED AND RESTATED ADMINISTRATIVE SERVICES AGREEMENT

Parsons Corporation and Parsons E&C have entered into the Amended and Restated Administrative Services Agreement whereby Parsons Corporation agrees to provide Parsons E&C with certain administrative services necessary for Parsons E&C to conduct its business for a limited period following Completion. The agreement outlines the amounts to be charged by Parsons Corporation to Parsons E&C in respect of each of the services to be provided.

The agreement is for an initial term commencing from the date of the agreement and ending on the last service termination date (outlined in the agreement).

Parsons E&C may terminate the provision of specific services upon providing Parsons Corporation 60 days' prior written notice (subject to payment by Parsons E&C of out-of-pocket costs associated with the termination). The entire agreement can also be terminated upon the mutual written agreement of the parties.

8.1.6 MUTUAL INDEMNITY AGREEMENT

Buyer, Worley, Parsons E&C and Parsons Corporation have entered into the Mutual Indemnity Agreement pursuant to which the parties agree to provide mutual indemnification to, for and for the benefit of, one another with respect to certain matters.

Under the agreement, Worley and Parsons E&C, on behalf of themselves and their related persons, have agreed, among others, to indemnify Parsons Corporation and each of its related persons and representatives from and against any adverse consequences arising from the performance by Parsons E&C of certain contracts, the use by Parsons E&C or Worley of certain Parsons Corporation offices and Subsidiaries after Completion, and the issuance of certain performance guarantees by Parsons Corporation on behalf of the Parsons E&C Group.

Under the agreement, Parsons Corporation, on behalf of itself and its related persons and representatives, has agreed, among others, to indemnify Buyer, Worley and Parsons E&C and each of their related persons and representatives from and against certain adverse consequences arising from the ownership and operation of the Parsons E&C Group by Parsons Corporation prior to its acquisition by the ESOP in January 2002 (and related matters) with certain modifications or exceptions.

8.1.7 ADDITIONAL AGREEMENTS

In addition to the Stock Purchase Agreement and the other agreements described above, the following agreements have also been entered into:

- an escrow agreement, containing certain provisions relating to the handling of the US$10 million escrow funds noted in Section 8.1.1 above; and
- an employment agreement with Mr William (Bill) Hall pertaining to his continued employment as Chairman and CEO, Parsons E&C, for a period of three years from Completion (which contains usual terms and conditions for agreements of this nature).

8.2 SUMMARY OF THE UNDERWRITING AGREEMENT

Worley and the Underwriter have entered into the Underwriting Agreement under which the Underwriter will fully underwrite the Entitlement Offer and the Institutional Placement at a floor price of $3.60 per New Share. The Underwriter may appoint sub-underwriters to sub-underwrite either or both of the Entitlement Offer and Institutional Placement.

8.2.1 REPRESENTATIONS, WARRANTIES AND UNDERTAKING

Worley gives various representations and warranties under the Underwriting Agreement including that this Prospectus complies with the Corporations Act in all material respects and that the New Shares will be issued free of all encumbrances other than those provided for in the Constitution.

The Underwriting Agreement imposes various obligations on Worley, including that Worley will procure that official quotation is granted to all of the New Shares as soon as practicable after the issue of those Shares. Worley has undertaken that it will not without the prior written consent of the Underwriter (such consent not to be unreasonably withheld or delayed) allot or agree to allot or indicate in any way that it may or will allot or agree to allot any Shares or other securities that are convertible or exchangeable into equity, or that represent the right to receive equity, of Worley or any member of the Worley Group within 90 days after the Final Allotment Date other than pursuant to the Institutional Placement, the Entitlement Offer, any employee share plan, any dividend reinvestment plan, any bonus share plan or options referred to in this Prospectus.

8.2.2 FEES AND EXPENSES

Subject to the Underwriter having performed its obligations under the Underwriting Agreement, Worley will pay to the Underwriter a base fee of $3.8 million and an incentive fee of $1.5 million dependent upon the issue price as compared to the closing price of Shares on 6 October 2004.

Worley is responsible for the reasonable costs of, and incidental to, the Institutional Placement and the Entitlement Offer.

Any sub-underwriting fees in relation to the Institutional Placement or the Entitlement Offer are the responsibility of the Underwriter.

8.2.3 INDEMNITY

Worley has agreed to indemnify the Underwriter including its affiliates, officers, employees, advisers and related bodies corporate ("Indemnified Parties") for any claims, demands, damages, losses, costs, expenses and liabilities as a result of the making of the Entitlement Offer, the Prospectus, associated public documents, the making of the Institutional Placement, the representations and warranties in the Underwriting Agreement and any regulatory review in relation to the Entitlement Offer, the Institutional Placement and the Prospectus except that the indemnity will not apply where the claims, demands, damages, losses, costs, expenses and liabilities result primarily from the fraud, recklessness, wilful misconduct, negligence of, or breach of the Underwriting Agreement by, the Indemnified Party or as a result of any contravention of law.

8.2.4 TERMINATION

The Underwriter may terminate its obligations under the Underwriting Agreement if at any time before Completion one or more of the following events occur:

- Notice: a person gives notice under section 730 (1) (a) or (b) in relation to the prospectus;
- All Ordinaries Index falls: at any time, ASX All Ordinaries Index falls to a level that is 90% or less of the level as at close of trading on the date of execution of the Underwriting Agreement ("Starting Level") and remains at or below that 90% level for at least two business days;
- Quotation approvals: approval is refused or not granted, or approval is granted subject to conditions other than customary conditions, to either:
  - the official quotation of all of the New Shares issued in connection with the Institutional Placement and the institutional component of the Entitlement Offer on ASX on or before the Initial Allotment Date, or if granted, the approval is subsequently withdrawn, qualified or withheld; or
  - the official quotation of all of the New Shares issued in connection with the retail component of the Entitlement Offer on ASX on or before the Final Allotment Date;
- Supplementary prospectus: Worley lodges a supplementary prospectus with ASIC in a form not approved by the Underwriter (acting reasonably);
- ASIC stop order: ASIC issues an order under section 739(1) of the Corporations Act;
- ASIC notification: an application is made by ASIC for an order under Part 9.5 of the Corporations Act (other than an application which does not become public and is dismissed or withdrawn within two business days) or ASIC commences any investigation or hearing under Part 3 of the Australian Securities and Investments Commission Act (other than an investigation or hearing which does not become public and is discontinued within two business days) in relation to the Institutional Placement, the Entitlement Offer or the Prospectus;
- Withdrawal of consent: any person (other than the Underwriter) gives a notice under section 733(3) of the Corporations Act or any person (other than the Underwriter) who has previously consented to the inclusion of its name in this Prospectus (or a supplementary prospectus) or to be named in the Prospectus withdraws that consent;

- Withdrawal of Prospectus: Worley withdraws the Prospectus or the Institutional Placement or the Entitlement Offer;
- Disruption to financial markets: any of the following occurs:
  - a general moratorium on commercial banking activities in Australia, the US or the UK is declared by the relevant central banking authority in any of those countries, or there is a material disruption in commercial banking or security settlement or clearance services in any of those countries;
  - any adverse effect on the financial markets in the US, Australia and the UK or the international financial markets, or in foreign exchange rates or any development involving a prospective change in national or international political, financial or economic conditions; or
  - trading in all securities quoted or listed on ASX, the London Stock Exchange or the New York Stock Exchange is suspended or limited in a material respect for one day on which that exchange is open for trading, the effect of which is such as to make it, in the opinion of the Underwriter impracticable to market the Institutional Placement or the Entitlement Offer or enforce contracts to issue or sell (as applicable) the New Shares;
- Closing certificate: Worley does not provide a certificate in the prescribed form as and when required under the Underwriting Agreement certifying, amongst other things, compliance with its obligations under the Underwriting Agreement or a statement in such certificate is untrue or incomplete in a material respect;
- Other events: any of the following events occur and the Underwriter reasonably determines that the event has or is likely to have a material adverse effect on the success or settlement of the Institutional Placement or the Entitlement Offer or the trading performance of New Shares in their first week of trading on ASX following quotation or would give rise to a material liability of the Underwriter under any law regulation or treaty:
- Prospectus: any person gives a notice under section 730 (1) (c) in relation to the Prospectus;
- Inadequate disclosure:
  - a statement contained in any document used to conduct the Institutional Placement or the Entitlement Offer (including the Prospectus) is or becomes misleading or deceptive, or a matter is omitted from these documents having regard to the Corporations Act; or
  - the due diligence report or other information supplied by or on behalf of Worley to the Underwriter in relation to the Worley Group, the Institutional Placement or the Entitlement Offer in aggregate in its final form is or becomes misleading or deceptive;
- New circumstance: a new circumstance arises since the Prospectus Date that would have been required to be included in the Prospectus if it had arisen before the Prospectus Date;
- Suspension: ASX suspends trading of the Shares;
- Hostilities: there is an outbreak or major escalation of hostilities (whether or not war has been declared) involving any one or more of Australia, New Zealand, the US, the UK, North or South Korea, any member of the European Union, Indonesia, the People's Republic of China or the Republic of China or a major terrorist act is perpetrated against any of those countries or a diplomatic, military, commercial or political establishment of any of those countries elsewhere in the world;
- Adverse change: there is an adverse change in the assets, liabilities, financial position or performance, profits, losses or prospects of the Worley Group or of Parsons E&C from that disclosed in the Prospectus;
- Change of law: there is introduced, or there is a public announcement of a proposal to introduce, into the Parliament of Australia or any State of Australia, a new law, or the Reserve Bank of Australia, or any Commonwealth or State authority, adopts or announces a proposal to adopt a new policy any of which does or is likely to prohibit or regulate the Entitlement Offer, capital issues or stock markets;
- Insolvency events: any of the following occur in relation to any member of the Worley Group:
  - an order or application is made, or a resolution is passed, for its winding-up, dissolution, official management or administration;
  - any proceedings or arrangements for its liquidation or the appointment of a receiver is instituted;
  - a receiver, a receiver and manager, administrator or similar officer is appointed over or a distress or execution is levied over its assets;
  - it suspends payment of its debts or is unable to pay its debts as and when they fall due; or
  - it makes or offers to make an arrangement with its creditors or a class of them;

- Change in board of directors: a change in the Board occurs, other than a change referred to in the Prospectus;
- Director: a Director is charged with an indictable offence, any government agency commences any public action against Worley or its Directors, or announces that it intends to take such action or a Director is disqualified from managing a corporation under the Corporations Act;
- Regulatory compliance: a contravention by Worley or any entity in the Worley Group of the Corporations Act, its Constitution or any of the Listing Rules;
- Default: Worley defaults in the performance of any of its obligations under the Underwriting Agreement;
- Representations and warranties: a representation or warranty contained in the Underwriting Agreement on the part of Worley is or becomes not true or correct; or
- Timetable: the Entitlement Offer is not conducted in accordance with the timetable set out in the Underwriting Agreement.

Worley may by notice to the Underwriter, to the extent permitted by law, and after consultation with the Underwriter, terminate the Underwriting Agreement and withdraw the Institutional Placement and the Entitlement and Offer if Worley terminates the Stock Purchase Agreement in accordance with its provisions. Any such termination of the Underwriting Agreement will not affect Worley's obligation to pay the Underwriter its fees for services already provided.

8.3 SUMMARY OF THE FACILITIES

On 6 October 2004, Worley agreed binding terms sheet with the Financiers in relation to the Facilities described below:

- a US$65 million term acquisition loan facility to finance the Acquisition. The facility is to be drawn down on Completion and is to be repaid progressively over the term of the facility, being five years from the date of signing of the Facility Agreement;
- a US$60 million multi-currency revolving loan facility to finance the Acquisition, refinance existing debt facilities, fund working capital requirements, and fund other acquisitions up to US$30 million, and for other general corporate purposes. This facility is able to be drawn down within its term, being three years from the date of signing of the Facility Agreement, but must be fully repaid at the expiration of the term;
- a A$40 million multi-currency revolving loan facility to finance the Acquisition, refinance existing debt facilities, fund working capital requirements, and fund other acquisitions up to the Australian dollar equivalent of US$30 million and for other general corporate purposes. The facility is only available to the Australian borrower, being Worley Financial Services Pty Ltd, and must be repaid in full prior to the expiration of its term, being 364 days from the date of signing of the Facility Agreement;
- a US$40 million Revolving Performance Bond facility to support performance bond and standby letter of credit requirements of all members of the Worley Group. The Financier has the ability to nominate local lending offices and related entities to provide performance bonds and standby letters of credit in any relevant jurisdiction. The facility is repayable and terminates 364 days from the date of signing of the Facility Agreement. The Borrowers may request performance bonds and standby letters of credit to be issued for terms longer than the term of the facility but, if the facility is not extended, cash cover must be provided by the Borrower for any outstanding performance bonds or standby letters of credit.

The availability of the Facilities is subject to conclusion of documentation between Worley, the Borrowers, the Facility Guarantors and the Financiers on agreed terms and confirmation by Worley of the receipt of not less than A$145 million pursuant to the Institutional Placement and the Entitlement Offer.

The documentation for the Facilities will contain various representations and warranties, general undertakings, negative pledges, undertakings to provide financial information and financial covenants given by Worley, the Borrowers and, where appropriate, the Facility Guarantors, which are usual in facilities of this nature.

The documentation for the Facilities will contain an undertaking by Worley, the Borrowers and the Facility Guarantors not to (without the Financiers' prior written consent) make acquisitions or investments of an aggregate value in excess of A$30 million over a 12 month period.

The documentation for the Facilities will also contain events of default, including the occurrence of any event or circumstance which has a material adverse effect on the ability of Worley, the Borrowers and the Facility Guarantors (taken as a whole) to perform and comply with their obligations under the Facilities.

In the event that Parsons Corporation becomes insolvent, the indemnity provided by Parsons Corporation under the Asbestos Indemnity and Claims Administration Agreement (see Section 8.1.3) fails, insurance coverage relevant to asbestos risks (see Section 7.3.2) ceases and is not replaced, or certain other adverse changes in circumstances in relation to asbestos liabilities occur, the Financiers may, depending on the relevant circumstances, have the right to trigger a discussion period of 60 days during which Worley and the Financiers are to agree the terms on which the Facilities may continue. If by the end of the discussion period no agreement is reached, the Financiers will have the option to declare the Facilities due for repayment within 90 days.

First drawdown under the Facilities is conditional on the satisfaction of various conditions precedent including Worley providing evidence that Completion has occurred or will occur upon making of the first drawdown. Each subsequent drawdown is conditional on no event of default continuing or resulting from the drawdown. All representations in the Facilities are repeated at the time of drawdown.

The Facilities will be unsecured.

8.4 SUMMARY OF HEDGING ARRANGEMENTS

Hedging manages the risks associated with fluctuations in foreign exchange and interest rates.

Worley, as a company which operates in many countries around the world, is exposed to movements in exchange rates, the impact of which cannot be reliably predicted. Worley manages its foreign exchange risk to minimise the adverse impact of currency movements on its cash flows. The company's foreign exchange hedging policy includes, but is not limited to, foreign currency derivative instruments (such as options) and foreign currency borrowings.

Worley manages its interest rate risk to minimise the impact of movements in interest rates, domestically and internationally, on cash flows. Worley's interest rate hedging policy includes, but is not limited to, interest rate swaps and futures contracts.

As at the date of this Prospectus, Worley has entered into foreign exchange contracts to hedge US$120 million of the purchase price at the AUD/USD rate of 0.7195. The remainder of the purchase price will be hedged through USD denominated borrowings.

8.5 LITIGATION AND MATERIAL DISPUTES

8.5.1 PARSONS E&C LITIGATION AND MATERIAL DISPUTES

Members of the Parsons E&C Group are, from time to time, engaged in disputes with third parties, some of which involve litigation. The following Section details certain litigation in which Parsons E&C (or its Subsidiaries) is presently involved which, were it to be resolved adversely to Parsons E&C's interests, may in the aggregate be considered material.

Claim by Stone and Webster

Stone and Webster has filed a claim alleging improper design and misrepresentation against, amongst others, Parsons Energy & Chemicals Group Inc. (a Subsidiary of Parsons E&C), in relation to the construction of a power generating station in Hood County, Texas. The initial claim from Stone and Webster was for US$1.8 million, but may be higher if certain allegations of misrepresentation are proved. It is not anticipated that the maximum liability will exceed US$10 million, and many of the claims are expected to be covered by insurance. Accordingly, Worley is of the view that this dispute is unlikely to prove material in light of the Acquisition as a whole.

Claim by American Acryl

Parsons Energy & Chemical Group Inc. and Technip USA Corporation agreed to design and construct an acrylic acid plant for American Acryl, N.A. LLC and ATOFINA Chemicals, Inc American Acryl under a 60:40 joint venture arrangement. Following the late completion of the project, American Acryl withheld payment of invoices and assessed both liquidated damages for delays in completion and liability for costs allegedly incurred in excess of the targeted costs, totalling approximately US$6 million (which is the contractual liability cap), of which Parsons E&C's exposure (representing 60% of the maximum liability) would be approximately US$3.6 million. Worley is of the view that this dispute is unlikely to prove material in light of the Acquisition as a whole.

Claims by Calpine Corporation

Parsons Energy & Chemicals Group Inc. had provided subcontractor engineering design services to Calpine Construction Finance Co. L.P ("Calpine") in relation to a power plant project in Ontalaunee, Pennsylvania, and has agreed to waive statute of limitations restrictions to permit Calpine and its holding company to lodge a claim against Parsons Energy & Chemicals Group Inc. based upon the outcome of third party litigation. Under the claim, Parsons Energy & Chemical Group Inc. may be alleged liable for any costs suffered by Calpine which are proved to be caused by the negligent acts or omissions of Parsons Energy & Chemicals Group Inc. or the failure of Parsons Energy & Chemicals Group Inc. to comply with the Professional Services Contract between it and Calpine.

If the claim is proved, the liability of Parsons Energy & Chemical Group Inc. may be alleged to be as high as approximately US$5.4 million (representing the value of the contract). This amount, if incurred, is likely to be covered under insurance. Accordingly, Worley is of the view that this dispute is unlikely to prove material in light of the Acquisition as a whole.

Dispute with Anadarko in relation to the Al Rayyan Project

Under a 50:50 joint venture with Technip S.A. a Parsons E&C Subsidiary (Parsons Group International Limited) provided engineering services to Anadarko Qatar Energy Co. LLC ("Anadarko") for the onshore and offshore construction of oil and gas plants and facilities in Qatar (the "Al Rayyan Project"). Anadarko is claiming approximately US$9 million, plus the value of a performance bond, against the joint venture in satisfaction of alleged cost overruns and delays in connection with the offshore component of the works. While Parsons Group International Limited's involvement in this component of the works has been limited (which may limit any exposure), Parsons E&C could nonetheless incur liability to make a payment in respect of the alleged cost overruns and delays.

8.5.2 WORLEY LITIGATION AND MATERIAL DISPUTES

Members of the Worley Group are, from time to time, engaged in disputes with third parties, some of which involve litigation. However, to the knowledge of the Directors, neither Worley nor any of its Subsidiaries is presently involved in any litigation which the Directors believe has, or is likely to have, a material adverse effect on its business operations or those of its Subsidiaries, having regard, amongst other things, to the expected outcome of the litigation and (should such outcomes be adverse to Worley) the ability of Worley to claim indemnity under the terms of its insurance policies. The Directors are not aware of any circumstances that might reasonably be expected to give rise to any such litigation.

8.6 NATURE OF THIS PROSPECTUS

This Prospectus is a prospectus for continuously quoted securities. The information in this Prospectus principally concerns the terms and conditions of the Entitlement Offer and information necessary for investors to make an informed assessment of:

- the effect of the Entitlement Offer on Worley; and
- the rights and liabilities attaching to the New Shares.

This Prospectus does not include all of the information that would be included in an Prospectus for an initial public offering of securities in an entity not already listed on ASX. Worley has been listed on ASX since November 2002. During this time, Worley has been subject to disclosure requirements under the Corporations Act and Listing Rules.

Worley has, since listing, provided ASX with a substantial amount of information regarding its activities and that information is publicly available. This Prospectus is intended to be read in conjunction with that publicly available information. Therefore, Qualifying Shareholders considering subscribing for New Shares should also have regard to that publicly available information before making any investment decision.

8.7 REPORTING AND DISCLOSURE OBLIGATIONS

Worley is a "disclosing entity" for the purposes of Part 1.2A of the Corporations Act. As a disclosing entity, it is subject to regular reporting and disclosure obligations under the Corporations Act and Listing Rules. Broadly, these obligations require:

- preparation of both yearly and half-yearly financial statements, a report on the operations of Worley during the relevant accounting period together with an audit or review report thereon by Worley's auditor; and
- notification to ASX of any information concerning Worley which it becomes aware of and which a reasonable person would expect to have a material effect on the price or value of Shares, subject to certain exceptions.

Copies of documents lodged with ASIC in relation to Worley may be obtained from, or inspected at, the offices of ASIC.

Worley will provide a copy of each of the following documents, free of charge, to any person on request during the Entitlement Offer Period in relation to this Prospectus:

- Worley's annual financial report for the year ended 30 June 2004 (being the annual financial report most recently lodged with ASIC by Worley before the issue of this Prospectus);
- Worley's financial report for the six months ended 31 December 2003 (being the half-yearly financial report most recently lodged with ASIC by Worley before the issue of this Prospectus); and
- any continuous disclosure notices given by Worley to ASX after the lodgement of the annual financial report for the year ended 30 June 2004 and before the lodgement of a copy of this Prospectus with ASIC.

All requests for copies of the above documents should be addressed to the Company Secretary, Worley Group Limited, Level 7, 116 Miller Street, North Sydney NSW 2060 or by phoning the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International).

The above information may also be obtained from Worley's website at www.worley.com.au or from ASX.

8.8 AVAILABILITY OF OTHER DOCUMENTS

Worley will also provide a copy of its Constitution free of charge to any person who requests a copy during the Entitlement Offer Period by calling the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or +61 3 9415 4000 (International).

8.9 RIGHTS AND LIABILITIES ATTACHING TO SHARES

Worley has only one class of shares, fully paid ordinary shares ("Shares"). The rights attaching to Shares are:

- set out in the Constitution, a copy of which is available by making a request in the manner set out in Section 8.8; and
- in certain circumstances, regulated by the Corporations Act, Listing Rules, ASTC Settlement Rules and general law.

The following is a summary of the principal rights of Shareholders.

Voting

At a general meeting, every Shareholder present in person or by proxy, attorney or representative has one vote on a show of hands and on a poll every Shareholder present has one vote for each Share held. On a poll, partly paid shares confer a fraction of a vote pro rata to the amount paid up on Shares. Voting at any meeting of Shareholders is by a show of hands unless a poll is demanded in the manner described in the Constitution.

The quorum required for a meeting of Shareholders is two Shareholders or if only one Shareholder is entitled to vote, that Shareholder. In the case of an equality of votes upon any proposed resolution, the chairperson of the meeting, in addition to his or her deliberative vote, has a casting vote.

General meetings

Each Shareholder is entitled to receive notice of and, except in certain circumstances, to attend and vote at general meetings of Worley and to receive all financial statements, notices and other documents required to be sent to Shareholders under the Constitution or Corporations Act.

Dividends

The Directors may from time to time pay dividends to Shareholders out of the profits of Worley. The payment of a dividend does not require any confirmation by general meeting.

New Shares will rank equally for all Distributions from the Allotment Date.

Subject to any special terms and conditions of issue, all dividends must be paid to Shareholders in proportion to the number of, and the amounts paid on, shares held.

Issue of Shares

The Directors may (subject to the restrictions on the issue of Shares imposed by the Constitution and Listing Rules) issue or grant options in respect of, or otherwise dispose of, Shares to such persons, for such price, on such conditions, at such times and with such preferred, deferred or other special rights or special restrictions, whether with regard to dividend, voting, return of capital, participation in the property of Worley on a winding up or otherwise, as the Directors think fit.

Transfer of Shares

Subject to the Constitution, Shares are freely transferable. Holders of Shares may transfer Shares by an instrument in writing in any usual or common form, or in any other form that the Directors approve and, while Worley is a listed company, Shares may be transferred electronically in accordance with the ASTC Settlement Rules.

The Directors may decline to register an instrument of transfer where the transfer is not in registrable form or the refusal to register the transfer is permitted under the Listing Rules. Subject to the Listing Rules and ASTC Settlement Rules while Worley is a listed company, the Directors may suspend the registration of transfers at such times and for such periods, not exceeding in total 30 days in any year, as they think fit.

Winding up

Shares rank equally in the event of a winding-up. Subject to the Constitution and to the rights attaching to any shares or classes of shares, Shareholders will be entitled on a winding up to a share in any surplus property of Worley in proportion to the Shares held by them.

8.10 JURISDICTIONS OUTSIDE AUSTRALIA

The Entitlement Offer is not an invitation to:

- any Shareholder with a registered address outside Australia and New Zealand (other than a Qualifying Institutional Shareholder);
- any person in the US or any US person as defined in Regulation S of the US Securities Act, or any other persons acting for the account or benefit of a US person (other than pursuant to a transaction exempt from registration under the US Securities Act and applicable US State securities laws); or
- any person in any jurisdiction to whom it is unlawful to make such offer or invitation having regard to the laws of that jurisdiction,

(each, a "Foreign Person").

No action has been taken to register or qualify the New Shares that are the subject of the Entitlement Offer, or otherwise to permit a public offering of the New Shares, in any jurisdiction outside Australia. The New Shares have not been, and will not be, registered under the US Securities Act and may not be offered or sold in the US except in transactions exempt from the registration requirements of the US Securities Act and applicable State securities laws.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

Each Applicant in the Entitlement Offer will be taken to have represented, warranted and agreed as follows:

- the Applicant is an Australian citizen or located or resident in Australia, is not a Foreign Person and is not acting for the account or benefit of a Foreign Person;
- the Applicant will not offer or sell the New Shares in the US or in any other jurisdiction outside Australia except in transactions exempt from registration under the US Securities Act and applicable US state securities laws and otherwise in compliance with all applicable laws in the jurisdiction in which the New Shares are offered and sold; and
- the Applicant is not otherwise prohibited by laws from acquiring New Shares pursuant to the Entitlement Offer.

8.11 SUBSCRIPTION OF MAJOR SHAREHOLDERS & DIRECTORS IN THE ENTITLEMENT OFFER

The Entitlements which certain Major Shareholders & Directors have commited to subscribe for, under the Entitlement Offer, at the time of the Intitutional Placement are detailed below.

Shareholder	Number Shares before the Entitlement Offer	New Shares being subscribed for	Number of Shares subsequent to the Entitlement Offer
John Grill	29,254,090	3,170,132,	32,424,222
Bill Paterson	16,891,008	2,750,000	19,641,008
Peter Meurs	11,438,331	2,541,851	13,980,182
Russell Staley	7,446,874	700,000	8,146,874
Sydney French	2,629,381	500,000	3,129,381
John Schubert	1,236,519	274,782	1,511,301
John Green	720,774	160,172	880,946
Andrew Wood	608,985	24,380	633,375
David Housego	300,000	66,667	366,667
Grahame Campbell	367,418	81,648	449,066
Ron McNeilly	272,641	60,587	333,228
Eric Fraunschiel	35,070	7,793	42,863

8.12 INTERESTS OF DIRECTORS

As at the date of this Prospectus, the Directors have relevant interests in the following Shares:

Director	Number of Shares
John Grill	29,254,090
John Schubert	1,236,519
John Green	720,774
Grahame Campbell	367,418
David Housego	300,000
Ron McNeilly	272,641
Erich Fraunschiel	35,070

Certain members of the Worley executive team, including John Grill and David Housego, may be granted a discretionary bonus upon Completion. The amount of that bonus is $500,000 in the case of John Grill and $200,000 in the case of David Housego. The decision to grant this bonus will be made by the Board.

Other than as set out in this Prospectus, no Director or proposed Director holds at the time of lodgement of this Prospectus with ASIC, or has held in the two years before lodgement of this Prospectus with ASIC, an interest in:

- the formation or promotion of Worley;
- any property acquired or proposed to be acquired by Worley in connection with its formation or promotion or with the Entitlement Offer; or
- the Entitlement Offer.

Other than as set out in this Prospectus, no one has paid or agreed to pay any amount to any Director or proposed Director, and no one has given or agreed to give to any Director or proposed Director any benefit:

- to induce them to become, or qualify them as, a Director; or
- for services provided by a Director or a proposed Director in connection with the formation or promotion of Worley or with the Entitlement Offer.

8.13 INTERESTS OF EXPERTS AND ADVISERS

UBS AG, Australia Branch has acted as Financial Adviser and Lead Manager for the Entitlement Offer. UBS AG, Australia Branch is entitled to receive the fees and expenses described in the summary of the Underwriting Agreement.

Ernst & Young is Worley's auditor and has prepared the Independent Accountant's Report on historical financial and pro-forma financial information set out in Section 5. Ernst & Young has also performed due diligence enquiries in relation to historical financial information. Worley has agreed to pay $1.5 million for such services to the Prospectus Date. Further amounts may be paid to Ernst & Young in accordance with its usual time-based charge-out rates.

Freehills has acted as Australian legal adviser to Worley in connection with the Entitlement Offer and has performed work in relation to the Australian due diligence enquiries on legal matters. Worley has agreed to pay $550,000 for legal services to the Prospectus Date. Further amounts may be paid to Freehills in accordance with its usual time-based charge-out rates.

Other than as set out in this Prospectus:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; and
- no promoter or underwriter of the Entitlement Offer or financial services licensee named in this Prospectus as a financial services licensee involved in the Entitlement Offer;

holds at the date of this Prospectus, or has held in the two years before that date, an interest in:

- the formation or promotion of Worley;
- any property acquired or proposed to be acquired by Worley in connection with its formation or promotion or with the Entitlement Offer; or
- the Entitlement Offer,

nor has anyone paid or agreed to pay any amount, or given or agreed to give any benefit, to such persons in connection with the formation or promotion of Worley or the Entitlement Offer.

8.14 CONSENTS

UBS AG, Australia Branch has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its consent to be named in this Prospectus as Financial Adviser and Lead Manager in the form and context in which it is named. UBS AG, Australia Branch does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by UBS AG, Australia Branch. To the maximum extent permitted by law, UBS AG, Australia Branch expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Ernst & Young has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its written consent to be named in this Prospectus as Independent Accountant and to the incorporation of its Independent Accountant's Report on historical and pro-forma financial information. Ernst & Young has not made any statement that is included in this Prospectus or any statement on which a statement made in the Prospectus is based, other than as specified above. To the maximum extent permitted by law, Ernst & Young expressly disclaims and takes no responsibility for any statements in or omissions from this Prospectus, other than the reference to its name and its Independent Accountant's Report on historical and pro-forma financial information.

Freehills has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its consent to be named in this Prospectus as lawyers to the Entitlement Offer in the form and context in which it is named. Freehills does not make, or purport to make, any statement that is included in this Prospectus and there is no statement in this Prospectus which is based on any statement by Freehills. To the maximum extent permitted by law, Freehills expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

Computershare Investor Services Pty Limited has given and has not withdrawn, before lodgement of this Prospectus with ASIC, its consent to be named in this Prospectus as the Share Registry for Worley in the form and context in which it is named. Computershare Investor Services Pty Limited has had no involvement in the preparation of any part of the Prospectus other than being named as Share Registry for Worley. Computershare Investor Services Pty Limited has not authorised or caused the issue of, and expressly disclaims and takes no responsibility for, any part of the Prospectus. To the maximum extent permitted by the law, Computershare Investor Services Pty Limited expressly disclaims and takes no responsibility for any part of this Prospectus other than the references to its name.

8.15 PRIVACY

If you apply for New Shares, you will provide personal information to Worley and the Share Registry. Worley and the Share Registry will collect, hold and use your personal information in order to assess your Application, service your needs as an investor, provide facilities and services that you request and carry out appropriate administration.

Tax and company law requires some of the information to be collected in connection with your Application. If you do not provide the information requested, your Application may not be able to be processed efficiently, or at all.

Worley is committed to respecting the privacy of your personal information. Worley and the Share Registry may disclose your personal information for purposes related to your investment to their agents and service providers, including those listed below or as otherwise authorised under the *Privacy Act 1988* (Cwlth):

- Underwriter and Lead Manager in order to assess your Application;
- Share Registry for on going administration of the Register; and
- printers and the mailing house for the purposes of preparation and distribution of statements and for handling of mail.

The information may also be disclosed to members of the Worley Group and to their agents and services providers on the basis that they deal with such information in accordance with Worley's privacy policy.

Your personal information may also be provided to certain third parties. The types of third parties that may be provided with your personal information, and the circumstances in which your personal information may be disclosed, are:

- your financial adviser or broker (other than your tax file number information) in connection with services provided to you by your adviser or broker;
- government, regulatory authorities or other people when permitted or required by law, such as ASIC or people inspecting the Register in accordance with the Corporations Act;
- ASX; and
- in certain circumstances and with safeguards to respect your privacy, potential or actual purchasers of an interest in Worley or the Worley's business or any part thereof.

Under the *Privacy Act 1988* (Cwlth), you may request access to your personal information held by (or on behalf of) Worley or the Share Registry. You can request access to your personal information by writing to Worley through the Share Registry as follows:

Computershare Investor Services Pty Limited
PO Box 7045
Sydney NSW 2001

A copy of Worley's privacy policy can be obtained electronically at www.worley.com.au or by calling the Worley Entitlement Offer InfoLine on 1300 726 453 (Australia) or + 61 3 9415 4000 (International).

8.16 EXPENSES OF THE ENTITLEMENT OFFER

The expenses of the Entitlement Offer are expected to be approximately $12.5 million. These expenses will be paid for by Worley.

8.17 ASX WAIVERS AND CONFIRMATIONS

Worley has been granted waivers from Listing Rules 7.1 and 10.11 to the extent necessary to allow the Entitlement Offer to be offered to various classes of Shareholders in the manner set out in this Prospectus, without being required to obtain Shareholder approval.

Waivers of Listing Rule 3.20 and 7.40 have also been granted by ASX to permit Worley to conduct the Entitlement Offer in accordance with a timetable different to that prescribed by Appendix 3A and sections 1 and 3 of Appendix 7A to the Listing Rules, as contemplated in this Prospectus.

The Listing Rule 7.1 waiver is subject to conditions. The effect of these conditions is to permit Worley to offer New Shares pro-rata to certain Institutional Investors who, to Worley's knowledge, hold Shares either directly or through nominees ("Institutional Shareholders") on or before the Record Date and to allocate some or all of the New Shares not taken up by those Institutional Shareholders to other Institutional Shareholders or other Institutional Investors (this process is referred to as the "Institutional Entitlement Offer") prior to offering New Shares to the remaining Shareholders, as long as:

- Institutional Shareholders who sell down their shareholdings before the Record Date have their pro-rata allocations reduced accordingly; and
- New Shares are issued under the Institutional Entitlement Offer and the Retail Entitlement Offer at the same price and on the same 2 for 9 basis.

The Listing Rule 10.1 waiver permits related parties of Worley to participate in the Entitlement Offer on the same terms as other Shareholders without a requirement to obtain Shareholder approval. The waiver is subject to the same conditions imposed in relation to the waiver from Listing Rule 7.1. Additionally, it is a condition of this waiver that the related parties only participate in the Entitlement Offer up to the extent of their pro rata Entitlement.

The waivers set out the arrangements for dealing with holdings registered in the names of nominees. In particular, a nominee Shareholder is treated as a separate holder in respect of Shares held for each of one or more Institutional Shareholders (and, accordingly, may receive both Institutional Entitlement Offers in respect of Shares held as nominee for Institutional Shareholders and Retail Entitlement Offers in respect of Shares held as nominee for other persons). Institutional Entitlement Offer offers will be treated as being made to the nominee, and therefore to an "Institutional Shareholder", even where made directly to the Institutional Investor for whom it holds.

On or prior to the Record Date, and concurrently with the Institutional Placement, Worley made the Institutional Entitlement Offer described above. Approximately 25.6 million New Shares are expected to be issued to Qualifying Institutional Shareholders under the Institutional Entitlement Offer on Friday 29 October, leaving a balance of approximately 7.6 million New Shares available for retail subscription. This Prospectus does not constitute an offer or invitation to:

- any Institutional Shareholder which received a Institutional Entitlement Offer (whether or not it accepted that offer); or
- a nominee for such an Institutional Shareholder, in respect of New Shares held for such Institutional Shareholder;

(in either case a "Qualifying Institutional Shareholder ") except in respect of New Shares placed with such persons pursuant to the Institutional Entitlement Offer.

In this context, where an Institutional Entitlement Offer of New Shares was accepted by a retail broker on a firm basis, on the basis that it would procure subscribers for them from among its private clients, those private clients may subscribe for those New Shares pursuant to this Prospectus (using the grey application form), but only to the extent (in aggregate) of the firm allocation to the relevant retail broker.

The waivers also allow Worley to ignore, for the purposes of determining those entitled to receive Entitlements (both under the Institutional Entitlement Offer described above and the Retail Entitlement Offer), transactions occurring after the close of trade on ASX on 6 October 2004 (other than registrations of SEATS transactions which occurred before the close of trade) ("post ex-date transactions"). Transactions ignored under this provision are to be ignored in determining holders and registered holders, and holdings and registered holdings of Shares as at the Record Date, or as at 7.00pm on the Record Date, for the purposes of this Prospectus, and references to such holders, registered holders, holdings and registered holdings are to be read accordingly.

Therefore, if you have acquired Shares in a post ex-date transaction, you will not be entitled to receive an Entitlement on those Shares.

ASX has also granted a confirmation that Listing Rule 11.1 does not apply to the transaction and Shareholder approval pursuant to this Listing Rule is not required.

8.18 GOVERNING LAW

This Prospectus and the contracts that arise from acceptance of the Applications are governed by the laws applicable in New South Wales and each Applicant submits to the exclusive jurisdiction of the courts of New South Wales.

8.19 CONSENT TO LODGEMENT

This Prospectus is authorised by each of the Directors and by Mr William Hall as a person named with his consent as a proposed Director.

8.20 EXPIRY

No New Shares will be offered on the basis of this Prospectus after the Expiry Date.



John Grill and David Housego being the Directors authorised to sign this Prospectus pursuant to a resolution passed at a meeting of the Directors.

9

Glossary of Terms



9. GLOSSARY OF TERMS

The following definitions have been used throughout this Prospectus unless stated otherwise:

$	Australian dollars. One Australian dollar is assumed to equal 0.72 US dollars, unless stated otherwise
AASB	Australian Accounting Standards Board
Acquisition	The acquisition of Parsons E&C and its Subsidiaries on the terms described more fully in the Acquisition Agreements
Acquisition Agreements	The agreements summarised in Section 8.1
Adjusted EBIT and Adjusted EBITDA	In relation to the financial performance of Parsons E+C, has the meaning given in Section 3.8
Aggregated Revenue	Statutory revenue plus share of revenue from associates, excluding pass through procurement services revenue
Allotment Date	The date on which New Shares are allotted, being either the Initial Allotment Date or the Final Allotment Date
Applicants	Persons who submit valid Entitlement Forms or Public Offer application forms pursuant to this Prospectus
Application	An application for New Shares pursuant to the Entitlement Offer or the Public Offer
Application Monies	Monies received from Applicants in respect of their Applications
Application Price	$4.10 per New Share
ASIC	Australian Securities and Investments Commission
ASTC Settlement Rules	The business rules of ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
ASX	Australian Stock Exchange Limited
Board	The board of directors of Worley
Bookbuild	The process conducted by Worley or its agent to enable Worley to determine the Application Price
Borrowers	Various wholly owned members of the Worley Group specified as borrowers under the Facilities
Buyer	Apollo Corporation, a wholly owned subsidiary of Worley
Capital Raising	The Institutional Placement and Entitlement Offer
CHESS	Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532)
Closing Date	Wednesday 3 November 2004 (or as varied)
Completion and Complete	Completion of the Acquisition
Composite	In relation to the financial performance of WorleyParsons, has the meaning given in Section 4.4
Constitution	The constitution of Worley, as amended from time to time
Directors	The directors of Worley
Distributions	Dividends declared by Worley
EBIT	Earnings before interest, income tax and abnormal items
EBITDA	Earnings before interest, income tax, depreciation, amortisation and abnormal items
Entitlement	The number of New Shares to which Qualifying Shareholders are entitled on the basis of 2 New Shares for every 9 Existing Shares held at 7.00pm (EST) on the Record Date, subject to rounding and subject to Sections 8.10 and 8.17
Entitlement Form	The blue personalised Entitlement Form enclosed with this Prospectus upon which Applications must be made by Qualifying Shareholders
Entitlement Offer	The offer of approximately 33.2 million New Shares to Qualifying Shareholders, comprising the offer made to Qualifying Institutional Shareholders before the date of this Prospectus and the offer made to Qualifying Retail Shareholders under this Prospectus
Entitlement Offer Period	The period from Monday 11 October 2004 to Wednesday 3 November 2004 (or as varied)
EP	Engineering and Procurement
EPC	Engineering, Procurement and Construction

EPCM	Engineering, Procurement and Construction Management
ESOP	The Parsons Employee Stock Ownership Plan
ESOP Trustee	LaSalle Bank N.A.
EST	Eastern Standard Time
Existing Shares	Shares issued before 7.00pm (EST), Tuesday 12 October 2004 (being the Record Date for the Entitlement Offer)
Expiry Date	11 November 2005
Facilities	Various bank loan facilities to be provided to Worley and the Borrowers on the terms set out in the terms sheet described in Section 8.3
Facility Guarantors	Worley Financial Services Pty Ltd, Worley Pty Ltd, Worley No.2 Pty Ltd, Worley Engineering Pty Ltd, Engineering Services Limited in its own capacity and as trustee of the Worley Limited Trust, and certain members of the Parsons E&C Group to be joined within 30 days of Completion
FEED	Front End Engineering and Design
Final Allotment	The final allotment of New Shares under the Entitlement Offer (which is expected to occur on the Final Allotment Date)
Final Allotment Date	Tuesday 16 November 2004 (or as varied)
Financiers	HSBC (and, in some cases, financial institutions that join a syndication process in relation to the Facilities)
Foreign Shareholder	Any person to whom the Entitlement Offer is not an offer or invitation in accordance with Section 8.10
GAAP	Generally accepted accounting principles
GCR	Gilbert Commonwealth Risk (a Parsons E&C joint venture entity)
Group	Worley and all its Subsidiaries
HIN	Holder Identification Number
Holder	A holder of New Shares
HSBC	HSBC Bank Australia Limited
Holding Statement	A statement issued to Holders by the Share Registry setting out their holdings of New Shares
IFRS	International Financial Reporting Standards
Initial Allotment	The initial allotment of New Shares under the Entitlement Offer (which is expected to occur on the Initial Allotment Date)
Initial Allotment Date	Friday 29 October 2004 (or as varied)
Institutional Investors	Persons who are "professional investors" or "sophisticated investors" for the purposes of section 708 of the Corporations Act or who are otherwise entitled to receive an offer of New Shares without the need for a lodged prospectus or other registration or formality (other than a registration or formality which Worley is willing to comply with)
Institutional Placement	The placement of approximately 22.4 million New Shares at $4.10 per New Share to Institutional Investors which was completed on 8 October 2004 as described in Section 1.1.1
Institutional Entitlement	The offer to Qualifying Institutional Shareholders described in Section 1.2.2 Offer
Institutional Shareholder	Has the meaning in Section 8.17
Key Parsons E&C Executives	Mr William Hall, Mr Edward Pagano, Mr David Baughen, Mr Jeff Osborne, Michael Mawer, Harry Sauer, and Mr Edward Stringham
Lead Manager	UBS AG, Australia Branch (ABN 47 088 129 613), the underwriter of the Entitlement Offer, the key terms of whose appointment are set out in Section 8.2
Listing Rules	The listing rules of ASX
LSTK	Lump Sum Turn Key (a fixed price basis of contracting)
Major Shareholders	Certain Shareholders of Worley who, or whose associates, were shareholders of Worley prior to its initial public offering

9. GLOSSARY OF TERMS

New Shares	The Shares issued pursuant to the Institutional Placement together with those to be issued under the Entitlement Offer
Parsons Corporation	Parsons Corporation, a corporation registered in Delaware, USA, and in some circumstances includes the Parsons Corporation Group
Parsons Corporation Group	Parsons Corporation and all its Subsidiaries
Parsons E&C	Parsons E&C Corporation, a corporation registered in Delaware, USA, and in some circumstances includes the Parsons E&C Group
Parsons E&C Group	Parsons E&C and its Subsidiaries
Prospectus	This prospectus dated 11 October 2004
Prospectus Date	11 October 2004
Public Offer	The offer of New Shares which are not subscribed for by Qualifying Shareholders
Purchase Price	The sum of US$245,000,000 payable by Worley in accordance with the terms of the Stock Purchase Agreement
Qualifying Institutional Shareholder	Has the meaning given in Section 8.17
Qualifying Retail Shareholder	A Qualifying Shareholder who is not a Qualifying Institutional Shareholder
Qualifying Shareholders	Shareholders as at 7.00pm (EST) on the Record Date who are eligible to participate in the Entitlement Offer in accordance with Sections 8.10 and 8.17
Record Date	Tuesday 12 October 2004 (or as varied)
Register	The official register of Shares
Retail Entitlement Offer	The offer to Qualifying Retail Shareholders described in Section 1.2.3
Shareholder	A registered holder of Shares
Share Registry	Computershare Investor Services Pty Ltd ACN 005 485 825, Level 3, 60 Carrington Street, Sydney, NSW 2000
Shares	Fully paid ordinary shares in Worley
SRN	Shareholder Reference Number
Stock Purchase Agreement	Stock Purchase Agreement dated 7 October 2004 between Buyer, Worley, the ESOP and Parsons E&C as described in Section 8.1.1
Subsidiaries	Has the meaning given in the Corporations Act
UK	United Kingdom
Underwriter	UBS AG, Australia Branch (ABN 47 088 129 613), the underwriter of the Entitlement Offer, the key terms of whose appointment are set out in Section 8.2 of this Prospectus
Underwriter and Lead Manager	UBS AG, Australia Branch (ABN 47 088 129 613)
Underwriting Agreement	The agreement dated on or about 7 October 2004 between Worley and the Underwriter in relation to the underwriting of the Institutional Placement and the Entitlement Offer, the key terms of which are set out in Section 8.2
US or USA	United States of America
US$	US dollars
US Securities Act	US Act of 1933, as amended
Worley	Worley Group Limited (ABN 17 096 090 158), and in some circumstances includes the Worley Group
Worley Group	Worley and its Subsidiaries
WorleyParsons	the merged group comprising the Worley Group and the Parsons E&C Group after Completion, with the ultimate holding company, Worley, being renamed (subject to Completion and to Worley shareholder approval) as "WorleyParsons Limited"
WPES	WorleyParsons Energy Services

10

Application Forms



CORPORATE DIRECTORY

COMPANY
Worley Group Limited
Level 7, 116 Miller Street
North Sydney NSW 2060

REGISTERED OFFICE
Level 7, 116 Miller Street
North Sydney NSW 2060

FINANCIAL ADVISER AND LEAD MANAGER
UBS AG, Australia Branch
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000

INDEPENDENT ACCOUNTANT
Ernst & Young
321 Kent Street
Sydney NSW 2000

LAWYERS TO THE ENTITLEMENT OFFER
Freehills
Level 38, MLC Centre
19-29 Martin Place
Sydney NSW 2000

SHARE REGISTRY
Computershare Registries Limited
Level 3, 60 Carrington Street
Sydney NSW 2000

ENTITLEMENT OFFER INFOLINE
Australia: 1300 726 453
International: +61 3 9415 4000

Designed and Produced by walterwakefield





ASX
AUSTRALIAN STOCK EXCHANGE

No:

ASX Circular

Date: 15 October 2004

Key topics

1. Worley Group Limited - entitlement offer
2. ASX code: WOR

WORLEY GROUP LIMITED – ENTITLEMENT OFFER AND INSTITUTIONAL PLACEMENT TO RAISE $228 MILLION

Worley Group Limited (the "Company") has announced a 2 for 9 non-renounceable, fully-underwritten entitlement offer at $4.10 per security in the Company, to raise approximately $136 million (the "Retail Entitlement Offer"). In addition the Company will also conduct an institutional placement of approximately 22.4 million new securities at a minimum of $4.10 to raise approximately $92 million (the "Institutional Entitlement Offer") (together known as the "Offer").

The Offer has two components:

- An Institutional Entitlement Offer for a total of approximately 22.4 million new shares raising approximately $92 million (the "Institutional Entitlement Offer"); and
- A Retail Entitlement Offer for a total of approximately 33.2 million new shares raising approximately $136 million (the "Retail Entitlement Offer").

The prospectus for the Offer is expected to be lodged with the Australian Securities and Investments Commission on Monday, 11 October 2004. The Retail Entitlement Offer is expected to have a final closing date of Wednesday, 3 November 2004.

The record date for determining entitlement for the Offer is Tuesday, 12 October 2004. It is not anticipated that the Retail Entitlement Offer will extend to holders outside of Australia and New Zealand. The Company will ignore changes in security holdings that occur after the commencement of the trading halt on Thursday, 7 October 2004 (other than registrations of transactions which were effected through SEATS before the commencement of the trading halt).

The anticipated timetable in relation to the Offer is as follows.

Event	Date
Trading halt applied Announcement of the Offer and Placement	Thursday, 7 October 2004
Institutional Entitlement Offer Opens	Thursday, 7 October 2004
Institutional Entitlement Offer Closes	Friday, 8 October 2004
Announcement of results of Institutional Offer and Placement **Trading halt lifted**	Friday, 8 October 2004
Shares commence trading on an ex-entitlement basis (XE) on SEATS Prospectus expected to be lodged with ASIC and ASX	Monday 11 October 2004
Record date for determining entitlements for the Offer	Tuesday, 12 October 2004
Despatch of Prospectus to Qualifying Retail Shareholders	Wednesday, 13 October 2004

Reading List

Banks
Client Advisers (Brokers)
Compliance Managers
Corporate Advisory
Issuers
Institutions
Non Broker Participants
Office Managers
Operations Managers (back office)
Research Analysts
Share Registries

ASX contact

Sean Ward

Telephone

(02) 9227 0305

Australian Stock Exchange Ltd
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Telephone 61 3 9617 7834
Facsimile 61 3 9614 7124
Internet: http://www.asx.com.au
DX 10427 Stock Exchange Sydney

Retail Entitlement Offer opens	Monday, 18 October 2004
Settlement of Institutional Placement	Thursday, 28 October 2004
Allotment of new shares under Initial Allotment	Friday, 29 October 2004
Normal T+3 trading of shares under Institutional Entitlement Offer commences (ASX Code: WOR)	Monday, 1 November 2004
Retail Entitlement Offer closes	Wednesday, 3 November 2004
Allotment and despatch of shares under Retail Entitlement Offer	Tuesday, 16 November 2004
Normal T+3 trading commences for shares under Retail Entitlement Offer (ASX Code: WOR)	Wednesday, 17 November 2004

Settlement issues

Despite the fact that the securities are trading "ex entitlement" on SEATS, CHESS will not recognise for settlement purposes the "ex entitlement" or the "cum entitlement" tag on CHESS messages. As a result, CHESS will not maintain cum balances in these securities within the system.

In addition, CHESS will not perform any automatic diary adjustments to "cum entitlement" settlement obligations outstanding as at the record date.

Trading issues

ASX will not provide a "cum" market with respect to trading in the Company's securities. Persons who trade the Company's securities after the commencement of the trading halt on Thursday, 7 October 2004 will not be entitled to participate in the priority entitlement issue.

Evidence of entitlements

Persons who have traded the Company's securities prior to the trading halt on Thursday, 7 October 2004 but are not registered holders on the record date should contact the Company's registry, Computershare Investor Services Pty Limited (NSW) on 1300 855 080 or the Company to establish if there is any entitlement.

Further information

For further details please refer to the Company's announcements dated from 7-11 October 2004 and the Prospectus.

 **Worley**

8th October 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX: WOR)
COMPLETES SUCCESSFUL INSTITUTIONAL CAPITAL RAISING

Worley announced today that it had successfully completed the institutional component of the equity raising to fund the acquisition of Parsons E&C announced on 7 October 2004.

The Offer was strongly supported and closed oversubscribed at a final price of $4.10 per share, representing a 3.8% premium to the closing price prior to announcement of the Offer.

The Offer comprises an Institutional Placement of 15% of Worley's existing capital base to raise $92 million and an Entitlement Offer to raise an additional $136 million. The total equity raising of $228 million was arranged and underwritten by UBS.

The Entitlement Offer enables all existing shareholders to take part on the basis of a pro rata entitlement of 2 New Shares for every 9 Existing Shares held. The institutional component of the Entitlement Offer was conducted in conjunction with the Institutional Placement through a two day bookbuild. The balance of the Entitlement Offer will comprise a Retail Entitlement Offer at the same pro rata ratio of 2 New Shares for every 9 Existing Shares held at the same price of $4.10 per share.

John Grill, CEO of Worley Group, said "We are very pleased with the response to the announcement of the acquisition of Parsons E&C. The equity raising has been well supported by existing investors and allowed the introduction of new investors to the Worley register. We commend the Retail Entitlement Offer to all our non-institutional shareholders."

A prospectus is expected to be lodged with the Australian Securities and Investments Commission early next week.

Trading will recommence in Worley shares on the Australian Stock Exchange on Monday 11 October.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 649
geoff@fowlstone.com.au

ASIC registered agent number 1652
lodging party or agent name Freehills
Office, level, building name or PO Box No. Leve 38, MLC Centre
street number & name Martin Place
suburb/city Sydney state/territory NSW postcode 2000
telephone +61 3 9288 12345000
facsimile +61 3 9288 1567000
DX Number 361 Sydney suburb/city Sydney
Reference PJS:JBW



Australian Securities & Investments Commission

form 410

Application for
reservation of a name

Corporations Act 2001
147-149, 152,
601DA-601DC

Name to be reserved (include legal identity eg Pty Ltd) **WorleyParsons Limited**

Is the proposed name identical to a registered business name(s)? ☐ yes ☒ no

If yes, provide business name(s) registration details.

Business Number : State/Territory of Registration

I DECLARE that I make this application for the name AS, or ON BEHALF of and with the authority of, the registered owner(s) of the above identical business name(s).

Type and class of company

☐ proprietary company — ☐ limited by shares ☐ unlimited with share capital

☒ public company — ☒ limited by shares ☐ limited by guarantee ☐ unlimited with share capital ☐ no liability

Purpose of reservation

change of name

current registered name **Worley Group Limited**
ACN or ARBN **096 090 158**

extension of reservation

reservation number
expiry date (d/m/y) / /
reason for extension

(reservation must not have expired before date of lodgment of this application)

new registration

☐ Australian Company
☐ Chapter 2A - Part 2A.1, a new Australian Company
☐ Chapter 5B - Part 5B.1, a body corporate as a company (transfer upon registration)

☐ Foreign Company
☐ Chapter 5B - Part 5B.2, a foreign company

☐ Registrable Australian Body
☐ Chapter 5B - Part 5B.2, a registrable Australian body

Details of the applicant

name of applicant **Freehills**

Is the address of the applicant the same as the lodging party? yes ☒ no ☐

If no, complete address details below

office, level, building name

street number & name

suburb/city state/territory postcode

Signature

This form must be signed by the applicant or the agent for the applicant.

print name Jeremy Williams capacity Applicant

sign here [signature] date 7 /10 /2004

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
. The time actually spent reading the instructions, working on the question and obtaining the information
. The time spent by all employees in collecting and providing this information
hrs mins



Worley

PARSONS E&C

Acquisition of Parsons E&C

John Grill, Managing Director and Chief Executive Officer, Worley
William Hall, Chairman and Chief Executive Officer, Parsons E&C

7 October 2004



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | POWER WATER & DEVELOPMENTS



DISCLAIMER

This presentation contains information regarding the proposed offer by Worley Group Limited (Worley) of fully paid ordinary shares (Shares) as part of a proposed institutional placement (Placement) and non-renounceable entitlement offer (Entitlement Offer). It is proposed that the retail part of the Entitlement Offer will be made under a prospectus lodged with ASIC (Prospectus). The Prospectus will be made available when the relevant Shares are offered, and anyone who wishes to acquire those Shares will need to complete the application form that will be in or will accompany the Prospectus.

The distribution of this presentation and disclaimer in jurisdictions outside Australia may be restricted by law and any such restrictions should be observed.

This presentation and the information contained in this disclaimer, does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States, and is not available to persons in the United States or to US persons (as defined in Regulation S under the US Securities Act of 1933, as amended (US Securities Act)). Securities may not be offered or sold in the United States, or for the account of any person in the United States, unless the securities have been registered under the US Securities Act or an exemption from registration is available. The Shares subject of the Placement and Entitlement Offer have not been and will not be registered under the US Securities Act.

This presentation, including the information contained in this disclaimer, does not constitute an offer, invitation or recommendation to subscribe for or purchase any security and neither the presentation, disclaimer nor anything contained in them forms the basis of any contract or commitment other than in respect of the obligations of parties who agree to accept firm allocations. This presentation does not take into account your individual investment objectives, financial situation or particular needs. You must not act on the basis of any matter contained in this presentation, but must make your own assessment of the Shares subject of the Placement and Entitlement Offer and conduct your own investigations and analysis.

No representation, express or implied, is made as to the fairness, accuracy, completeness or correctness of information contained in this presentation, including the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns or statements in relation to future matters contained in the presentation ("forward-looking statements"). Such forward-looking statements are by their nature subject to significant uncertainties and contingencies and are based on a number of estimates and assumptions that are subject to change (and in many cases are outside the control of Worley and its directors) which may cause the actual results or performance of Worley to be materially different from any future results or performance expressed or implied by such forward-looking statements.

To the maximum extent permitted by law, neither Worley or UBS AG (Australia Branch), their related corporations, directors, employees or agents, nor any other person, accepts any liability, including, without limitation, any liability arising from fault or negligence, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.



- Transaction Overview
- Overview of Parsons E&C
- WorleyParsons
- Funding
- Q&A



Worley *PARSONS E&C*

Transaction Overview

- Acquisition of 100% of Parsons E&C from Parsons ESOP
- Purchase price of US$245 million (approximately A$350 million)
- Parsons E&C is a design and project services company with a significant presence in the global oil and gas, refining, petrochemical and chemical and power sectors
- Clear strategic fit for Worley and builds on current relationship
- Combined group to be renamed WorleyParsons
- Bill Hall, Parsons E&C Chairman and Chief Executive Officer, to join WorleyParsons Board

Financial impact:

- Attractive acquisition price; 6.9 x EBITDA proforma December 2003
- Funded by mixture of debt and equity - underwritten
- Gearing approximately 25%
- 33.1% EPS accretive (pre-amortisation), for proforma 12 months to 30 June 2004
- 25.7% EPS accretive (pre-amortisation) after adjusting for additional corporate and integration costs
- Expected to be EPS accretive in 2005



Transaction Overview

Source of Funds	AUD
Equity[1]	200
Debt	164
Total[2]	**364**

Notes:

[1] *Based on underwritten floor price of A$3.60*

[2] *Including acquisition costs A$14 million*

Proceeds of Offer (US$245m)

Repayment of Note to Parsons Corp (US$166m)

Distribution to ESOP participants 401K plans US$69m and holdback US$10m

(Parsons E&C ESOP consists of in excess of 8000 members)

A$m[1]	Audited Worley 30 June 2004[2]	Unaudited Composite WorleyParsons 30 June 2004
Revenue	375.5	1,132.6
EBITDA	49.0	103.7
Depreciation	(4.1)	(10.4)
Amortisation	(4.5)	(20.7)
EBIT	40.4	72.6
Net interest expense	0.3	(8.2)
Profit before tax	40.7	64.4
Income tax expense	(10.1)	(20.8)
Net Profit After Tax	30.7	43.6

NOTE:

1 Parsons E&C financial statements are prepared in US dollars. For the purposes of preparing the Composite financial information, amounts specified in US dollars have been converted to Australian dollars at one Australian dollar equals 0.69 and 0.74 US dollars, being the average exchange rate for the six months ended 31 December 2003 and six months ended 30 June 2004 respectively

2 This is a summary of Worley's audited results only. The full financial reports are set out in the Worley Annual report



Why Parsons E&C? Clear strategic fit for Worley:

- Large Programme Management and EPCM capabilities
- Full service offering
- Geographic and industry diversification
- Opportunities for sector expansion
- Strong strategic relationships and quality client base
- Positive financial impact

Worley's six strategic differentiators:

1. Outstanding operational and corporate performance ✓
2. Focus on long-term contracts, integrated services contracts and alliances ✓
3. Success in project delivery – large and small ✓
4. Comprehensive geographic presence and industry capability ✓
5. Identification, integration and growth of value–adding acquisitions ✓
6. Portfolio of developments ✓



Transaction Overview

- Stock Purchase Agreement signed Thursday 7th October 2004
- Key senior executives, including Bill Hall, to remain with the business
- Due diligence involving key Worley operational executives, legal, accounting and tax advisers
- Certain residual liabilities in relation to matters including separation, certain tax issues and asbestos covered by indemnity from Parsons Corporation
- Initial integration and opportunity planning has been held between senior executives of Worley and Parsons E&C



- Transaction Overview
- Overview of Parsons E&C
- WorleyParsons
- Funding
- Q&A



Overview of Parsons E&C

- Parsons Corporation founded in 1944
- Parsons E&C (Energy and Chemicals) separated from Parsons Corporation in 2002
  - Focus on core business for both groups
  - Stand-alone basis since 2002
  - Cost reimbursable contracting and risk profile
- Parsons E&C Sectors in
  - Oil and Gas
  - Refining, Petrochemical and Chemical
  - Power
- Large, long-term Programme Management and EPCM service provider
  - Global operations



Programme Management and EPCM services cover:

- Programme Management
  - Large, long-term projects
- Oil and Gas production
  - Large, long-term projects
  - Harsh environments and modular design
- Gas treatment and processing
  - Sulphur expertise
- Power
- Extensive systems capability supporting project delivery



Worley *PARSONS E&C*

Parsons E&C Group Worldwide

United States and Canada
Mexico
Venezuela
Colombia
Brazil
Argentina
United Kingdom
France
Germany
Sweden
Poland
Italy
Romania
Croatia
Bulgaria
Slovenia
Uzbekistan
Egypt
Nigeria
South Africa
Ethiopia
Ukraine
Kazakhstan
Russian Arctic
Sakhalin Island
Korea
Moscow Office
Philippines
Thailand
Malaysia
India
Abu Dhabi
Qatar
Saudi Arabia
Kuwait
Oman
△ Offices ● Projects

Historical Financials

US$m	12 months to 31 December 2002	12 months to 31 December 2003	6 months 30 June 2004A
ADJUSTED EBITDA [1]	**31.3**	**35.7**	**22.3**
Depreciation	(3.4)	(4.8)	(2.1)
Amortisation	-	-	-
ADJUSTED EBIT [1]	**27.9**	**30.9**	**20.2**

Notes:
1 Adjusted to exclude expenses associated with Parsons E&C pre-acquisition funding structure



Worley ***PARSONS E&C***

Service to Industry
Wellhead to Wire


Oil & Gas




Refining




Chemicals &
Petrochemicals




Power



Client: **Saudi ARAMCO**

Location: **Shaybah, Saudi Arabia**

Services: **FEED, PM, CM**

- Project Cost: US$1.5 billion
- Gas compression plant
- Water desalination plant
- 650 km access road
- Airstrip at Shaybah
- 600 km, 48-inch pipeline (500 MBPD)
- Infrastructure for 700 permanent residents
- Stabilization of 500 MBPD of crude
- Project duration: 4 years



 Worley *PARSONS E&C*

Programme Management
Kuwait Restoration/Upgrade

Client: **Kuwait Oil Company**

Location: **Kuwait**

Services: **PM & CM**

- Project cost: US$3+ billion
- Programme management services for the restoration and upgrade of oil and gas production facilities
- Grass roots gathering centers (190,000 BOPD/100 MMSCFD, 220,000 BOPD/ 170 MMSCFD and 250,000 BOPD)
- Gas lift (10 & 5 MMSCFD)
- Crude oil pipelines (64 km 36")
- Central seawater injection (500,000 BWPD)
- Project duration: 1992-current



Client: **Tengizchevroil**

Location: **Kazakhstan**

Services: **EPCM**



- Project cost: US$3 billion
- Continued development of Tengiz Field with 6 to 9 billion barrels of recoverable oil
- Production rate increased from 20,000 BPD in 1993 to 221,000 BPD in the summer of 1999
- Second Generation Project advancing through a proof of concept phase, including sour gas injection
- Parsons developed core conceptualization of SGP
- PFD (Parsons Fluor Daniel) awarded FEED, EPCM contract (scope of work includes all construction on a subcontract basis)
- Project objective to reach peak production of 700,000 BPD
- Project duration: 1997-2007



Worley ***PARSONS E&C***

Oil and Gas Production
Kashagan East Field Development

Client: **Agip KCO**

Location: **Caspian Region, Kazakhstan**

Services: **Conceptual and FEED Services**

- US$7 billon FEED
- 150,000 BPD offshore Oil Production
- 420 mmscfd Associated Gas
- 23% H_2S in Associated Gas
- Onshore Gas Treatment & Sulphur Removal
- Offshore Gas Re-injection
- Project duration: 2002-2007





Sakhalin II – Definition Engineering

Client: **Sakhalin Energy Investment Co. (Shell)**

Location: **Sakhalin Island, Russia**

Services: **FEED**

- US$2 billon FEED
- Onshore, Offshore, Export Pipelines
- 3 Offshore Platforms
- 150,000 BPD Oil
- 50,000 BPD Condensate
- 1,800mmscfd @ Peak Production
- Grassroots Facility
- Totally Self Sufficient
- Permanent Housing & Infrastructure
- Project duration: 2002-2006



Worley PARSONS E&C

Module for ARCO Alaska's GHX-2 Project





GHX-2 Gas Handling Expansion

Client: **BP/ARCO Alaska**

Location: **Prudhoe Bay, Alaska**

Services: **PM, E, P, CS, Precommissioning, Commissioning, Start-up**

- Project cost: US$1.1 billion
- Four new Frame 6 tandem compressor modules
- Two gathering center modules - 270 MBPD
- One low temperature separation module - 65 MBPD NGL
- Largest module: 5,397 tons
- PMI Project of the Year Award 1995
- Project duration: 4 years





Client: **BP Exploration**

Location: **Endicott Island, Alaska**

Services: **EPCM**



- Project cost: US$1.4 billion
- Design two artificial gravel islands and causeway
- 150,000 BPD oil & gas production

  Produced water and seawater injection

  120 production and injection wells
- 600-bed construction camp
- 150-person living facility (permanent residence)
- Project completed 8 months ahead of schedule
- Zero-base engineering applied to design reduced project cost by US$1.6 billion



Worley *PARSONS E&C*

Refining

- 38 Crackers
- 140 Hydrotreaters
- 25 Hydrogen Plants
- 500 Sulphur Recovery Plants
- Full EPCM Capability
- Conversion of FEEDs to Completed Plants





Worley PARSONS E&C

UK Gas Processing Plants

MOBIL SAGE
GAS TERMINAL - 2 Phases
ST FERGUS
GAS COMPLEX
ST FERGUS FULMAR
EXPANSION
ST FERGUS
MILLER TERMINAL *
From Brent Field
From Frigg Field
Peterhead
Aberdeen
MOSSMORRAN
NGL COMPLEX
BRAEFOOT BAY
NGL EXPORT
TERMINAL
British Gas
AMETHYST
TERMINAL
Glasgow
Edinburgh
CATS GAS
TERMINAL
- 2 Phases
EASINGTON GAS
TERMINAL
DIMLINGTON GAS
TERMINAL - 2 Phases
N RAVENSPURN
GAS TERMINAL
Newcastle
Carlisle
Middlesbrough
British Gas
NORTH MORECOMBE
GAS TERMINAL *
Barrow
Morecambe Field
BHP
POINT OF AYR
GAS TERMINAL
Rough Field
West Sole Field
Viking Field
Indefatigable Field
Leman Field
Hewett Field
Hull
Lincoln
Easington
Manchester
Liverpool
Sheffield
Chester
Wrexham
Theddlethorpe
Bacton
CONOCO
VIKING
TERMINAL
EXTENSION *
CONOCO
THEDDLETHORPE
GAS TERMINAL
Derby
Leicester
Norwich
Birmingham
Huntingdon
Swansea
Cardiff
Bristol
Oxford
parsons
London
Canvey
Terminal
ARCO
BACTON GAS
TERMINAL
Bath
Salisbury
Southampton
BACTON GAS
TERMINAL
Plymouth
Exeter
TRENT & TYNE
EXPANSION
BACTON
GAS TERMINAL
(7 Phases)
* Basic Engineering



Worley ***PARSONS E&C***

Hawiyah Gas Development

Client: **Saudi Aramco**

Location: **Hawiyah, Saudi Arabia**

Services: **FEED, PM, CM**

- Project cost: US$1.9 billion
- 2.4 BSCFD grass roots gas plant
- 220,000 BPD condensate
- H_2S removal/sulfur recovery
- Gas dehydration
- Utilities
- Infrastructure
- 800 km of pipelines
- Duration: 4 years







Worley *PARSONS E&C*

Parsons E&C-Power Experience Summary



Coal – Over 35,000 MW



Gas Turbine – Over 33,000 MW



Nuclear – 11,100 MW (Balance of Plant)

Parsons E&C Power Coal Projects

- Santee Cooper - Cross Units 3 & 4, 2 x 600 MW-COD 2007/09-EPCM
- Western Greenbrier – Phase 1
  90 MW Waste Coal-fired CFB-COD 2008-EPCM
- Corn Belt-91 MW LEB (in contract negotiations-sub to Alberici Construction)-COD 2008-Engineering and Start-up
- Tennessee Valley Authority-upgrades at 11 coal fired plants and 29 hydroelectric plants. Serving TVA since 1988
- Progress Energy-FGD 11 units over 10 years – started 2002 – EP services
- Mandated air quality requirements





Parsons E&C Power Gas Turbine Projects

- Tractebel – Chehalis, 500 MW CC, 7FA-COD Fall 2003
- HEP-Croatia-Te-To 160 MW Co-Generation-COD 2003
- Tractebel – Ennis, 350 MW, 501G-COD 2003
- Constellation – Holland, 650 MW CC, 7FA-COD 2002
- Sempra/Occidental – Elk Hills, 500 MW CC, 7FA-COD 2003
- Gemma/Progress Energy (all complete)
  - Hines, 530 MW CC, 501FD
  - Richmond Co., 520 MW CC, 7FA
  - Effingham, 520 MW CC, 7FA
  - Rowan, 520 MW CC, 7FA
- Tractebel
  - Choctaw, 700 MW CC-COD 2006
  - Hot Spring, 700 MW CC-COD 2005
  - Wise County 700 MW CC- May 2004
- Calpine
  - Ontelaunee, 540 MW CC, complete
  - Osprey, 540 MW CC , complete 2004
  - Riverside, 525 MW CC, in design
  - Fox, 280 MW CC, in design
  - Mankato 280 MW CC-in design





- Transaction Overview
- Overview of Parsons E&C
- WorleyParsons
- Funding
- Q&A

- Leading professional services provider
- Worley operates as a matrix of geographic locations coupled with four Customer Sector Groups:

  Hydrocarbons | Minerals, Metals & Chemicals
  Industrial & Infrastructure | Power, Water & Developments

- Listed on the Australian Stock Exchange
- 4500 personnel across 23 countries
- Capability in Alliances and Integrated Services Contracts is a key differentiator
- Strong offshore oil & gas and light metals capabilities
- Strong presence in Australia / SE Asia / Middle East



Clear Strategic Fit

- Worley gains
  - Large project EPCM and Programme Management
  - Extended onshore and downstream hydrocarbons capability
  - Global power capability
  - Geographic presence in all key markets
- Parsons E&C gains
  - Offshore oil & gas capability
  - Minerals & metals capability
  - Integrated services contracting and alliancing capability
  - Geographic presence in all key markets



Transition and integration

- Existing relationship through joint ventures in America and the Middle East
- A transition team has been established comprising senior executives from both Worley and Parsons E&C
- Little overlap in geography or capabilities
  - Integration of operations is only expected in 2 areas (Saudi Arabia and Canada)
- Initial strategy sessions indicate that significant opportunities available for combined group
  - Identification of synergies – FY 2005 1+1 = 2
  - Identification of opportunities – FY 2006 1+1 = 2+

Financial impact:

- The Directors believe the combined WorleyParsons will be capable of producing improved financial returns compared to each of Worley and Parsons E&C on a stand–alone basis
- On a proforma basis for the 12 months ended 30 June 2004, the acquisition would have been approximately 33.1% earnings for share accretive (pre-amortisation) relative to Worley on a stand–alone basis
- After adjusting for additional corporate and integration costs, the acquisiton would have been approximately 25.7% EPS accretive (pre-amortisation) for the 12 months ended 30 June 2004
- The acquisition is expected to be earnings per share accretive on the year ended 30 June 2005 on a pre-amortisation basis



Worley PARSONS E&C

- Transaction Overview
- Overview of Parsons E&C
- WorleyParsons
- Funding
- Q&A



Overview

- Total acquisition cost is US$245 million (approximately A$350 million)
- Funded by mixture of debt and equity
- Equity raising to comprise a 15% placement and 2 for 9 Entitlement Offer
- Proforma gearing as at 30 June 2004 – approximately 25%


Acquisition cost
$14 million
Acquisition price
$350 million
Debt $164 million
46%
New Equity
$200 million
54%

Equity

- Up to 15% placement and 2 for 9 Entitlement Offer
- Entitlement Offer is non-renounceable and Entitlements are non-transferable
- Institutional offer via bookbuild on 7th and 8th October
- Bookbuild underwritten at $3.60
- Founder shareholders already committed
  - Total founder subscriptions for approximately $39 million
  - John Grill will participate for $13 million, approximately 56% of Entitlement
  - Balance of founder shares to be offered into the bookbuild
- Applications under a Public Offer can only be satisfied to the extent there is a shortfall in subscription under the Entitlement Offer

Indicative Timetable

Event	Date
Trading halt	Thursday 7 October 2004
Institutional Offer	
Offer to Qualifying Institutional Shareholders opens	Thursday 7 October 2004
Offer to Qualifying Institutional Shareholders closes	Friday 8 October 2004
Issue price announced and institutional allocations advised	Friday 8 October 2004
Trading halt ceases	Friday 8 October 2004
Record Date for determining Entitlement to New Shares	Tuesday 12 October 2004
Settlement for Qualifying Institutional Shareholders (Initial Allotment Date)	Thursday 28 October 2004
Allotment of New Shares under Initial Allotment	Friday 29 October 2004
Normal trading of New Shares under Initial Allotment	Monday 1 November 2004
Retail Offer	
Offer opens to Qualifying Retail Shareholders and public	Monday 18 October 2004
First cut off to Qualifying Retail Shareholders for participation in Initial Allotment	Friday 22 October 2004
Offer to Qualifying Retail Shareholders and public closes	Wednesday 3 November 2004
Allotment of New Shares under Final Allotment (Final Allotment Date)	Tuesday 16 November 2004
Normal trading of New Shares under Final Allotment	Wednesday 17 November 2004



Worley PARSONS E&C

- Transaction Overview
- Overview of Parsons E&C
- WorleyParsons
- Funding
- Q&A



Worley

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone: +61 2 8923 6866
Facsimile: +61 2 8923 6877
Web: worley.com.au
Worley Group Limited
ABN 17 096 090 158

7 October 2004

The Manager
Company Announcement Platform
Australian Stock Exchange Limited
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Worley Group Limited – Post "ex" date transactions

As you may be aware, Worley Group Limited (**Worley**) has today requested a trading halt in relation to its securities, pending an announcement regarding a significant transaction and the associated funding arrangements.

This is to inform you that transactions in Worley securities after the commencement of the trading halt may be ignored by Worley for the purpose of determining those entitled to participate in the capital raising.

Therefore, if Worley securities are dealt with after that time (other than registrations of SEATS transactions which occurred before the trading halt) the acquirer may not be entitled to receive an entitlement in any capital raising.

Yours faithfully

Sharon Sills
Company Secretary
Ph: +61 2 8923 6825

 **Worley**

ASX/Media Release 7 October 2004

WORLEY ACQUIRES PARSONS E&C TO FORGE LEADING GLOBAL SERVICE PROVIDER

Worley Group Limited (Worley) today announced that it has signed an agreement to acquire Parsons E&C Corporation for US$245 million ($A350 million).

The acquisition price represents an historical EBITDA (earnings before interest tax depreciation and amortisation) multiple of 6.9 times (year ended 31 December 2003) and is expected to be EPS (earnings per share) accretive (pre-amortisation) in the first year.

Parsons E&C is a provider of engineering, procurement, project management and construction management services to the Oil & Gas, Refining, Petrochemicals and Chemicals and Power sectors globally. Parsons E&C currently has in excess of 5,400 personnel operating in 16 countries and operates in many regions where Worley either does not have a presence or is seeking further growth.

The combined group will be one of the select global companies with the capability to service large-scale resources projects and will have an increased participation in the power industry worldwide. Subject to shareholder approval at Worley's forthcoming annual general meeting, the merged group will be renamed "WorleyParsons".

Worley Chief Executive Officer, Mr John Grill, said the acquisition provides Worley with a unique opportunity to expand its technical capabilities and geographic presence, creating significant growth opportunities for both companies which would not previously have been achievable.

"The consolidation in the oil & gas industry globally is driving projects of greater and greater scale and creating a similar consolidation amongst service providers. It firmly positions us in the top five oil & gas service providers in the world and provides an excellent platform to extend our world class light metals capability," he said.

"This is the logical next step in our relationship with Parsons E&C, with whom we have worked closely as a joint venture partner. Parsons E&C represents the perfect partner for Worley, given the highly complementary nature of our operations in terms of both geographical locations and technical skills," Mr Grill added.

The existing operations of Parsons E&C will continue to operate predominantly under the stewardship of Mr. Bill Hall, Parsons E&C's existing Chairman and CEO, who has agreed to accept a position on the Worley Board. The senior executive team will be drawn from the two companies.

Mr Hall, said: "I am delighted to extend this relationship with Worley to create a leading global player in the hydrocarbons market. Clients of both organisations will benefit from the significantly broader and deeper resources at our disposal and the opportunity to cross-sell services through an increased network of offices.

"An integration team comprising senior representatives from both companies has already made significant headway in the process of bringing the two businesses together and identifying opportunities for future expansion," he said.

The combined group will have:

- A resource base of more than 9,500 personnel
- 59 offices in 29 countries
- Specialist skills in the rapidly growing hydrocarbons and power sectors
- An ability to handle complex large scale resource projects in all markets
- Major project execution centers in Europe, North America, South East Asia, the Middle East and Australasia
- A strong outlook with a lengthening contracted revenue profile

The acquisition is to be funded through a combination of new debt facilities and the issue of new ordinary shares, comprising an Institutional Placement and an Entitlement Offer, which are fully underwritten by UBS. Total proceeds from the Institutional Placement and the Entitlement Offer are expected to be approximately A$200 million.

The Entitlement Offer will comprise an Institutional Entitlement Offer and a Retail Entitlement Offer. The Institutional Entitlement Offer will be conducted in conjunction with the Institutional Placement through a two-day bookbuild process, after which Worley will determine the issue price for the New Shares (which will be the same for both the Institutional Entitlement Offer and the Retail Entitlement Offer). Shares issued under the Institutional Placement will not rank for the Entitlement Offer.

A trading halt in Worley shares has been granted by Australian Stock Exchange while the bookbuild is conducted. It is expected that trading in Worley shares will recommence on Monday, 11 October 2004.

The Retail Entitlement Offer is scheduled to open on Monday 18 October 2004 and is expected to close on Wednesday 3 November 2004, although these dates are subject to change. A prospectus containing the full details of the Entitlement Offer will be posted to shareholders.

About Parsons E&C

Parsons E&C is one of the world's leading international engineering and project services organisations. The company has built a strong reputation as a provider of engineering, procurement, project management and construction management services to the oil and gas, refining and chemicals and power sectors.

Headquartered in Houston (Texas) Parsons E&C currently has more than 5,400 personnel operating in 20 offices in 16 countries. The major project execution centers for Oil & Gas and Refining & Chemicals are located in Houston (Texas), Arcadia (California) and London (UK). The major project execution centre for Power is located in Reading (Pennsylvania). Parsons E&C also has execution capability in Saudi Arabia, Oman, Kazakhstan, Russia, Nigeria, Canada and China. Both in terms of its geographical presence and technical capabilities, there is little overlap between the Parsons E&C and Worley businesses.

In the past 60 years Parsons E&C has designed and constructed more than 250 gas processing plants, 600 chemical and petrochemical facilities and 370 power processing plants worldwide. They are widely recognized in the marketplace for their expertise in sulphur recovery technology, execution of projects in harsh climates and remote locations and mega project execution.

Parsons E&C's income is principally derived from major projects, generally cost reimbursable or fixed price service contracts. The company uses a range of contracting approaches from conventional project execution to alliance/partnering employing integrated teams.

For further information:

David Housego
Chief Financial Officer
Ph: + 61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: + 61 2 9955 9899
Mob: 0413 746 949
geoff@fowlstone.com.au



ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

7 October 2004

WORLEY GROUP LIMITED

TRADING HALT

The securities of Worley Group Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 11 October 2004 or when the announcement is released to the market.

Security Code: WOR

David Barnett
Assistant Manager, Companies Sydney



Worley

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone: +61 2 8923 6866
Facsimile: +61 2 8923 6877
Web: worley.com.au
Worley Group Limited
ABN 17 096 090 158

7 October 2004

Messrs Sean Ward and David Barnett
Companies Advisors
Australian Stock Exchange Limited
Level 6
20 Bridge Street
SYDNEY NSW 2000

Dear Sean and David

Worley Group Limited - Request for trading halt

On behalf of Worley Group Limited (**Worley**), we request a halt in the trading of Worley securities from the commencement of trading today.

In accordance with listing rule 17.1, we advise that:

1. the reason for the trading halt is that, although Worley will shortly make an announcement regarding a significant transaction and the associated funding arrangements, it is not yet in a position to provide full details concerning the funding arrangements;
2. Worley wishes the trading halt to last until such time as it is in a position to make an announcement to the market concerning the final details of the funding arrangements. In any event, the trading halt will not last past the commencement of trading on Monday, 11 October 2004; and
3. Worley is not aware of any reason why the trading halt should not be granted, nor of any other information relevant to this request.

If you have any queries concerning the above, please do not hesitate to contact the undersigned.

Yours faithfully

Sharon Sills
Company Secretary
Ph: +61 2 8923 6825

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Worley Group Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Grahame Campbell**
Date of last notice	**6 August 2004**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).**
Date of change	**30 September 2004**
No. of securities held prior to change	**Grahame Campbell : 8,561** **Grandamico Pty Ltd : 358,150**
Class	**Ordinary**
Number acquired	**707**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$2,290.68**
No. of securities held after change	**Grahame Campbell : 9,268** **Grandamico Pty Ltd : 358,150**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	6 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 September 2004
No. of securities held prior to change	719,076
Class	Ordinary
Number acquired	1,698
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,501.52
No. of securities held after change	720,774

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	6 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 September 2004
No. of securities held prior to change	34,170
Class	Ordinary
Number acquired	900
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,916.00
No. of securities held after change	35,070

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	6 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 September 2004
No. of securities held prior to change	Ron McNeilly : 261,676 Laargo Investments Pty Ltd : 10,000
Class	Ordinary
Number acquired	965
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,126.60
No. of securities held after change	Ron McNeilly : 262,641 Laargo Investments Pty Ltd : 10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	6 August 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 September 2004
No. of securities held prior to change	1,235,104
Class	Ordinary
Number acquired	1,415
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,584.60
No. of securities held after change	1,236,519

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

 **Worley**

27 September 2004

ASX Announcement

WORLEY GROUP LIMITED
(ASX: WOR)

RETIREMENT OF CHAIRMAN

Worley Group Limited announces that Mr John Schubert will retire as Chairman of Worley Group Limited effective at the conclusion of Worley's Annual General Meeting on 15 November 2004. Mr Schubert will remain as a Director of Worley until a suitable replacement director has been recruited but at least until the announcement of Worley's interim results in February 2005. Mr Schubert has decided to leave Worley as a result of the increased workload associated with his pending appointment as Chairman of the Commonwealth Bank of Australia.

Worley is delighted to announce that Mr Ron McNeilly, currently Worley's Deputy Chairman, has been elected to replace Mr Schubert as Chairman.

The Worley Board of Directors intends to appoint an additional non-executive Director and has commenced the process of seeking an appropriate candidate.

Commenting on the announcement, the Deputy Chairman of Worley, Mr Ron McNeilly said:

"On behalf of the Board, I would like to pay credit to Mr Schubert's outstanding leadership of Worley's Board for over four years, initially serving as Chairman of the Company's Advisory Board and subsequently the Board during the Group's Initial Public Offering in 2002."

"I am honoured to accept this appointment as Worley's Chairman. The Company is served by an extremely competent and experienced Board and I am delighted to lead this team as its Chairman," he said.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: 0413 746 949

BEMAX
RESOURCES NL

ABN 60 009 247 858

14 September 2004

The Announcements Officer
Australian Stock Exchange
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

ROADSHOW MEDIA RELEASE

Attached is a Media Release in respect of the above.

Yours faithfully



Lynette Jones
Company Secretary

www.bemax.com.au | **Email: ljones@bemax.com.au**
Phone: (07) 3229 4951 | **Facsimile: (07) 3211 8765**

BEMAX RESOURCES LAUNCHES ROADSHOW AS SUPPORT FROM WORLD'S LARGEST BUYER IS CONFIRMED

The Board of BeMaX Resources today announced it would be commencing a week-long Institutional Roadshow in conjunction with Ord Minnett Limited designed to up-date institutional investors on the development program for their world class Pooncarie Project in the Murray Basin.

Production at the Pooncarie Project is expected to begin in the 2005 financial year, seeing BeMaX tapping into the worldwide Zircon and Titanium pigment markets estimated to be worth a combined US$9.5 billion a year.

Managing Director of BeMaX Resources, Mr Tony Shirfan said BeMaX had already secured 'take or pay' agreements for the Pooncarie Project with a number of parties, including the world's largest buyer of titanium feedstock and Cristal.

"The agreements, which are unprecedented in the market, cover the entire production from the first five years of mine life with further options to extend during the mine's 15 year-plus life expectancy" Mr Shirfan said.

BeMaX has already commenced the development program for the Pooncarie Project, financed by existing cash flows, with the acquisition and location on-site of key infrastructure, as well as the appointment of contractors Worley Limited to provide engineering and project management services to the Pooncarie Project. The infrastructure includes one of the industry's largest dredges.

The Company's financial advisers, ABN AMRO, have recently released a Bank Debt Information Memorandum to selected financial institutions and have expressed their confidence in securing a debt package of between $85-$90 million to fund the majority of the project.

"It is expected that the balance of the funding requirements will be sourced from an equity raising to be completed following the finalisation of debt funding," said Mr Shirfan.

Such is the global demand for the heavy mineral products that Saudi-based company Cristal, a 26.9 per cent shareholder in BeMaX, has already committed $16.5 million towards the expected equity raising.

"With development continuing to proceed, BeMaX's clients are extremely excited about completion of the Pooncarie Project and the movement of BeMaX into the position of a leading global industry player", Mr Shirfan said.

High value minerals, including Zircon, Rutile and Leucoxene will be mined at the Company's large Ginkgo mine in the Murray Basin, located approximately 240 km south of Broken Hill. The Pooncarie area deposits controlled by BeMaX are estimated to contain 60 million tonnes of heavy mineral resource.

"Demand for Zircon in recent years has risen dramatically with the world market currently experiencing severe shortages with ever increasing demand, particularly from China – now one of

the world's largest consumers of these products. In addition, demand for titanium feedstock (Rutile, Leucoxene, and Ilmenite) which is used in the pigment industry is expected to continue to rise steadily", Mr Shirfan said.

Titanium pigment is used in a vast array of products including paint, plastics, paper, cosmetics and many other items used in our daily lives. Zircon is used in the production of ceramics, glazes, metal castings and TV glass used in the faceplates of computer screens and TV monitors.

"We expect further development and construction to commence before the end of 2004, with production to commence next year and sales revenue generated during the 2006 financial year", Mr Shirfan said.

In order to satisfy worldwide demand, BeMaX will continue to develop its other Murray Basin projects, including Snapper – which will use the infrastructure being constructed at Pooncarie.

Mr Shirfan said in relation to the 15.36% shareholding of BeMaX held by Sons of Gwalia Limited (administrators appointed), that BeMaX had now been approached by additional parties interested in the purchase of Sons of Gwalia Limited's holding. He said that BeMaX was continuing its discussions with the administrator.

For Further Information Call:
Tony Shirfan
Managing Director
BeMaX Resources NL
(07) 3229 4951

Tim Allerton
City PR
(02) 9267 4511

- ENDS -

Z:\Company Secretarial\ASX Anncts\2004\Preparation Word Docs\Media Release Roadshow.doc

Suite 1 Level 6 • Navision House • 10 Market Street • Brisbane QLD 4000
Postal Address: PO Box 164 • Albert Street Post Office • QLD 4002 Australia
Tel (07) 3229 4951 • Fax (07) 3211 8765 • Email bemax@bemax.com.au • Website www.bemax.com.au

ASIC registered agent number

lodging party or agent name: Worley Group Ltd

office, level, building name or PO Box no.

street number & name: Level 7 116 Miller Street

suburb/city: North Sydney state/territory: NSW

telephone: (02) 8923-6866

facsimile: (02) 8923-6877

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

form **388**

copy of financial statements and reports

Corporations Act 2001
294, 295, 298-300, 307, 308, 319, 321, 322
Corporations Regulations
1.0.08

Name: WORLEY GROUP LIMITED

ACN / ~~ARBN / ARSN/PIN~~: 096 090 158

ASIC 26 AUG 2004

Reason for lodgement of statements and reports

tick the appropriate box

- [x] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [ ] A registered scheme* (B)
- [ ] Amendment of financial statements or directors' report (company) (C)
- [ ] Amendment of financial statements or directors' report (registered scheme)* (D)
- [ ] A large proprietary company that is not a disclosing entity (H)
- [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [ ] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 1 / 7 / 2003 and ends 30 / 6 / 2004 (d/m/y)

Date of Annual General Meeting (if applicable) 15 / 11 / 04

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?..

ASIC 13 SEP 2004

Auditor report

Were the financial statements audited? Yes [x] No [ ]

If yes: Does the auditor's report (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes [ ] No [x]
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes [ ] No [x]

If no: Is there a class order exemption current for audit relief? Yes [ ] No [ ]

* **NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm ERNST & YOUNG, THE ERNST & YOUNG BUILDING

office | level | building name

street number & name 321 KENT STREET

suburb / city SYDNEY state / territory NSW postcode 2000

Business Registration number (if applicable) State / Territory registered in

date of appointment (d/m/y) / /

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))

statement of financial performance for the year (profit and loss statement)

statement of financial position as at the end of the year (balance sheet)

statement of cash flows for the year

if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))

disclosures required by the regulations

notes required by the accounting standards

any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked (A) are a true copy of the annual reports required under Section 319.

print name ~~[illegible]~~ SHARON SILLS capacity ~~GROUP FINANCIAL CONTROLLER~~ COMPANY SECRETARY

sign here [signature] date 24/8/04

* **NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

WORLEY GROUP LIMITED

ACN 096 090 158

FINANCIAL REPORT

FINANCIAL YEAR ENDED 30 JUNE 2004

CONTENTS

DIRECTORS' REPORT

The directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled ("the Group") at the end of, or during the financial year ended 30 June 2004.

DIRECTORS

The following persons were directors of Worley Group Limited during the financial year and until the date of this report:

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

PRINCIPAL ACTIVITIES

During the financial year the principal activities of the consolidated entity consisted of:

a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Minerals, Metals and Chemicals
- Industrial and Infrastructure
- Power and Water;

b) provision of maintenance and reliability support services to these sectors;

c) infrastructure developments; and

d) the development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

DIVIDENDS – WORLEY GROUP LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	-
Total dividends paid and declared for payment	**8,214**	**19,469**

All dividends paid and proposed are fully franked.

Since the end of the financial year, the directors have declared a final dividend of 6.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	375,484	377,743
Less: procurement services revenue[1]	-	(8,251)
Revenue from ordinary activities excluding procurement services revenue	375,484	369,492
Add: share of revenue from associates	152,248	109,859
Less: procurement services revenue	(12,930)	(4,977)
Net revenue from associates	139,318	104,882
Aggregated revenue[2]	514,802	474,374
Operating margin on aggregated revenue	9.5%	8.7%
EBITDA	49,001	41,469
Depreciation	(4,082)	(4,367)
Amortisation	(4,494)	(4,953)
EBIT	40,425	32,149
Net interest income	311	245
Net profit before income tax expense	40,736	32,394
Income tax expense	(10,091)	(6,836)
Net profit after income tax expense	30,645	25,558
Net loss attributable to outside equity interests	77	302
Net profit attributable to members of Worley Group Limited	**30,722**	**25,860**

[1] Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership for part of the year and formed part of revenue from ordinary activities.

[2] Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of revenue attributable to associates provides additional information to form a true and fair view of the financial performance of Worley.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000	2004 %	2003 %
Hydrocarbons	355,995	347,684	36,045	39,055	10.1	11.2
Minerals, Metals and Chemicals	94,793	66,850	14,949	8,468	15.8	12.7
Industrial and Infrastructure	33,707	27,384	2,445	2,640	7.3	9.6
Power and Water	28,142	29,464	3,082	592	11.0	2.0
Other	2,165	2,992	-	1,663	-	-
Unallocated / Eliminations	-	-	(16,096)	(20,269)	-	-
	514,802	474,374	40,425	32,149	7.9	6.8

The consolidated net profit of the Group for the financial year ended 30 June 2004 was $30.7million, an increase of 18.8% on the prior year result of $25.9 million. Diluted earnings per share increased 15.7% to 20.6 cents compared to 17.8 cents per share in the prior year.

Aggregated revenue for the year of $514.8 million, was up 8.5% on aggregated revenue of $474.4 million for the previous financial year. Earnings before interest and tax ("EBIT") was $40.4 million, an increase of 25.7% on prior year EBIT of $32.1 million. This resulted in an EBIT margin of 7.9% as compared to 6.8% in the previous financial year.

The completion of the Esperance Energy project had a positive material impact on net profit after tax. Worley delayed the recognition of profit on development fees received in the financial year ended 30 June 2003 until commercial operation of the project was reached in the second half of the current financial year. The net profit after tax impact for the consolidated entity was $1.1 million.

Statutory revenue of $375.5 million was lower than the previous year partly due to $12.9 million of procurement activities for the WABB joint venture being conducted in an associate entity in which Worley has a 50% interest. In the financial year ended 30 June 2003, procurement activities of $8.3million were conducted in the consolidated entity and procurement activities of $5.0 million were conducted in the associate entity.

Net cash flows from operations were $13.2 million, (2003 - $28.0 million). Receivables and inventories (work in progress) in the Group increased in 2004, particularly in the last quarter, due to higher activity levels in the Australian business and funding associated with the Iraq reconstruction project.

The 2004 result included strong financial performance from associates within the Group. Net profit from associates increased by 74% to $9.7 million from $5.6 million in 2003. Of the $9.7 million profits generated in 2004, $1.8 million was distributed in the financial year as dividends to the consolidated entity.

EARNINGS PER SHARE

	2004 CENTS	2003 CENTS
Basic earnings per share	20.6	18.1
Diluted earnings per share	20.6	17.8

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

On 1 August 2003, Worley Engineering Pty Limited acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2004, Worley Engineering Pty Limited acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or

b) The results of those operations in future financial years, or

c) The consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

Worley does not carry out environmentally sensitive activities in its own right. Worley's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks forms part of Worley's risk management system. The directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director were as follows:

	BOARD MEETINGS		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
John Schubert	8	8	-	-	3	3
Ron McNeilly	8	8	3	3	-	-
Grahame Campbell	8	7	3	3	3	3
Erich Fraunschiel	8	8	3	3	-	-
John Green	8	7	-	-	3	3
John Grill	8	8	-	-	-	-
David Housego	8	8	-	-	-	-

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

REMUNERATION POLICY

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

NON-EXECUTIVE DIRECTORS

Non-executive directors receive directors' fees and, under the terms of the Non-executive Directors Plan, are required to contribute a minimum of 25% to a maximum of 60%, of these annual fees into shares of the Company.

Non-executive directors do not participate in Group incentive schemes and are not entitled to any retirement or termination benefits, other than superannuation payments where applicable.

Non-executive directors are only eligible to participate in the Non-executive Director Plan. They are required to hold these shares for 10 years or until they cease to be members of the Board.

EXECUTIVE DIRECTORS

Executive emoluments are determined by the Committee on the basis of a number of factors appropriate to the position. External advice regarding the competitiveness of the pay structure for roles are sought and considered. The Committee will also assess past performance of the executive, the performance of business units within his or her control and the contribution of the executive to the overall performance of the Group.

The Board may, from time to time, grant performance rights to executives under the terms and conditions of the Worley Performance Rights Plan rules. Performance rights may only be exercised on attainment of prescribed performance hurdles.

PERFORMANCE RIGHTS VALUATION

The fair value of performance rights ("rights") for disclosure purposes has been determined according to AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair value of each right is the share price on grant date as adjusted for the impact of performance hurdles.

Rights issued during the year ended 30 June 2004 and 2003 are subject to an earnings per share (EPS) hurdle. Should Worley achieve compound EPS growth greater or equal to 9% above the Consumer Price Index (CPI) over the measurement period, 100% of the rights are exercisable. The measurement period is from 1 July 2003 to 30 June 2006. Should compound EPS growth be greater or equal to 6% and less than 9% above the CPI, 75% of the rights are exercisable. Should compound EPS growth be in excess of 4% and less than 6% above the CPI, 50% of the rights are exercisable. The rights will lapse where compound EPS growth is less than 4% above the CPI.

Further details on performance rights are contained in note 36 to the accounts.

EMOLUMENTS OF DIRECTORS OF WORLEY GROUP LIMITED

Details of the nature and amount of each element of the emolument of each director of the Company and each of the 5 executive officers of the Company and the consolidated entity receiving the highest emoluments for the financial year are as follows:

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS			
	FEE/ SALARY $	BONUS $	OTHER[1] $	NON-EXECUTIVE SHARE PLAN[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	SUPER[4] $	TOTAL $
NON-EXECUTIVE DIRECTORS							
John Schubert	82,500	-	-	27,500	-	-	110,000
Ron McNeilly	56,250	-	-	18,750	-	5,063	80,063
Grahame Campbell	41,250	-	-	13,750	-	3,713	58,713
Erich Fraunschiel	52,500	-	-	17,500	-	-	70,000
John Green	22,000	-	-	33,000	-	1,650	56,650
EXECUTIVE DIRECTORS							
John Grill	558,517	-	87,811	-	76,371	11,079	733,778
David Housego	274,080	28,130	15,527	-	30,873	10,781	359,391

[1] Other remuneration includes salary sacrifice items such as motor vehicles and additional superannuation contributions.

[2] Represents non-executive director contributions to share plan.

[3] Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

[4] Represents statutory superannuation contributions made by the Company.

EMOLUMENTS OF THE FIVE MOST HIGHLY PAID EXECUTIVE OFFICERS OF THE COMPANY AND CONSOLIDATED ENTITY

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS		
	SALARY $	BONUS $	OTHER[1] $	EXECUTIVE PERFORMANCE RIGHTS[2] $	SUPER[3] $	TOTAL $
Graham Hill[4]	298,952	15,000	106,318	24,400	11,079	455,749
Iain Ross	393,962	-	-	27,388	11,079	432,429
Andrew Wood[5]	307,320	13,750	74,226	28,095	-	423,391
David Mofflin	293,948	-	7,171	23,506	11,079	335,704
Peter Meurs	271,437	-	23,836	29,951	10,440	335,664

[1] Other remuneration includes salary sacrifice items such as motor vehicles and additional superannuation contributions as well as allowances and benefits including expatriate terms and conditions.

[2] Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

[3] Represents statutory superannuation contributions made by the Company.

[4] Partially remunerated while overseas in Singapore $. These amounts were converted to A$ at the weighted average exchange rate for the financial year.

[5] Partially remunerated while overseas in UAE Dirhams and US$. These amounts were converted to A$ at the weighted average exchange rate for the financial year.

DIRECTORS' SHAREHOLDINGS

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES

Particulars of directors' beneficial interests in shares of Worley Group Limited as at the date of this report are as follows:

	ORDINARY SHARES
John Grill	29,254,090
John Schubert	1,235,104
John Green	719,076
Grahame Campbell	366,711
David Housego	300,000
Ron McNeilly	271,676
Erich Fraunschiel	34,170

Shares under option

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report. No options have been granted during or since the end of the financial year. There were no shares issued on exercise of options during the financial year.

INSURANCE OF OFFICERS

During the financial year Worley Group Limited paid insurance premiums to insure the directors and secretaries of the Company and its Australian-based controlled entities, and the directors of each of the divisions of the consolidated entity. The contracts prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.



John Schubert

Chairman

Sydney, 23 August 2004

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE FINANCIAL YEAR ENDED 30 JUNE 2004

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	2	375,484	377,743	25,047	27,656
EXPENSES FROM ORDINARY ACTIVITIES					
Staff costs		(244,424)	(243,295)	-	-
Reimbursable costs		(41,192)	(42,959)	-	-
Depreciation and amortisation expense	3	(8,576)	(9,320)	-	-
Borrowing costs	3	(961)	(362)	-	-
Office and administration costs		(26,466)	(32,882)	(1)	(1)
Other expenses		(22,874)	(22,118)	(182)	(83)
Share of net profits of associates accounted for using the equity method	28	9,745	5,587	-	-
Profit from ordinary activities before income tax expense		40,736	32,394	24,864	27,572
Income tax (expense)/benefit relating to ordinary activities	4	(10,091)	(6,836)	919	(6)
Profit from ordinary activities after income tax expense		30,645	25,558	25,783	27,566
Net loss attributable to outside equity interests		77	302	-	-
Net profit attributable to members of Worley Group Limited		30,722	25,860	25,783	27,566
Net exchange difference on translation of financial reports of foreign controlled entities and associates	23	(1,487)	(3,662)	-	-
Share issue costs	22	(25)	(6,925)	(25)	(6,925)
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	23	-	(188)	-	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(1,512)	(10,775)	(25)	(6,925)
Total changes in equity other than those resulting from transactions with owners as owners		29,210	15,085	25,758	20,641
Basic earnings per share (cents per share)	25	20.6	18.1		
Diluted earnings per share (cents per share)	25	20.6	17.8		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
ASSETS					
Current assets					
Cash assets	5	24,139	35,428	686	1,168
Receivables	6	84,448	70,148	41,768	29,203
Inventories	7	17,876	10,777	-	-
Other financial assets	8	2,657	1,234	-	-
Total current assets		129,120	117,587	42,454	30,371
Non-current assets					
Investments accounted for using the equity method	9	27,791	11,713	-	-
Other financial assets	10	139	120	94,660	94,660
Property, plant and equipment	11	9,298	11,186	-	-
Intangible assets	12	61,065	61,705	-	-
Deferred tax assets	13	8,894	8,139	8,564	-
Other	14	2,451	211	-	-
Total non-current assets		109,638	93,074	103,224	94,660
TOTAL ASSETS		238,758	210,661	145,678	125,031
LIABILITIES					
Current liabilities					
Payables	15	44,234	43,625	6	576
Interest bearing liabilities	16	10,808	3,852	-	-
Tax liabilities	17	6,148	4,594	1,822	6
Provisions	18	24,196	28,531	-	7,469
Total current liabilities		85,386	80,602	1,828	8,051
Non-current liabilities					
Interest bearing liabilities	19	315	689	-	-
Deferred tax liabilities	20	9,881	7,782	9,326	-
Provisions	21	2,718	2,926	-	-
Total non-current liabilities		12,914	11,397	9,326	-
TOTAL LIABILITIES		98,300	91,999	11,154	8,051
NET ASSETS		**140,458**	**118,662**	**134,524**	**116,980**
EQUITY					
Contributed equity	22	108,858	108,883	108,858	108,883
Reserves	23	(6,078)	(4,591)	-	-
Retained profits	23	36,053	13,545	25,666	8,097
Equity attributable to members of Worley Group Limited		138,833	117,837	134,524	116,980
Outside equity interests	24	1,625	825	-	-
TOTAL EQUITY		**140,458**	**118,662**	**134,524**	**116,980**

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE FINANCIAL YEAR ENDING 30 JUNE 2004

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		378,213	412,072	-	492
Payments to suppliers and employees (inclusive of goods and services tax)		(359,801)	(376,181)	(37)	-
		18,412	35,891	(37)	492
Dividends received		1,808	3,324	25,014	27,553
Interest received		1,271	607	33	103
Borrowing costs paid		(922)	(271)	-	-
Income taxes paid		(7,344)	(11,553)	(2,547)	-
Net cash inflow from operating activities	32	13,225	27,998	22,463	28,148
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(10,697)	(2,831)	-	-
Payments for property, plant and equipment		(3,377)	(4,048)	-	-
Proceeds from disposal of property, plant and equipment		130	211	-	-
Net cash outflow from investing activities		(13,944)	(6,668)	-	-
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		-	21,148	-	21,148
Payment of share issue costs		(25)	(6,925)	(25)	(6,925)
Repayment of bank loans		(9,418)	(15,500)	-	-
Proceeds from bank loans		12,000	8,419	-	-
Lease payments		(375)	(774)	-	-
Loans made to controlled entities		-	-	(7,237)	(29,203)
Loans made to related parties		(5,422)	-	-	-
Loans from related parties repaid		3,439	320	-	-
Dividends paid		(15,932)	(12,044)	(15,683)	(12,000)
Net cash outflow from financing activities		(15,733)	(5,356)	(22,945)	(26,980)
NET INCREASE IN CASH HELD		(16,452)	15,974	(482)	1,168
Cash at the beginning of the financial years		32,823	17,989	1,168	-
Cash balances in controlled entities acquired net of overdraft	27	622	(1,180)	-	-
Effects of exchange rate changes on cash		(43)	40	-	-
CASH AT THE END OF THE FINANCIAL YEAR	5	**16,950**	**32,823**	**686**	**1,168**

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or parent entity) as at 30 June 2004 and the results of all controlled entities for the financial year then ended. Worley Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity or the Group. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(B) CHANGES IN ACCOUNTING POLICY

Equity Based Compensation Scheme – Performance Rights

Worley has always had a policy of expensing the fair value of performance rights since the inception of the scheme. Previous accounting guidance indicated that the share price variation from date of issue of the performance right to reporting date be taken up in the Statement of Financial Performance as an unrealised gain or loss. Recent accounting guidance on share based payments does not require the recognition of such gains or losses in the current vesting periods. Any variation in share prices after grant date is reflected in contributed equity at the date of settlement of the performance right.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

(C) TAXES

(i) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(D) FOREIGN CURRENCY TRANSLATION

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivable and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of self-sustaining overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent, except as noted below at (iv). Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(iv) Translation of financial reports of integrated overseas operations

The activities undertaken in Abu Dhabi are integrated with the activities of the Australian Hydrocarbons business. The assets, liabilities and equity of the Abu Dhabi operations are consolidated using the temporal method of translation whereby non-monetary assets and liabilities and equity items, including revenue and expenses, are translated using historic rates of exchange, and monetary assets and liabilities are translated using rates of exchange current at the reporting date. Any resultant exchange differences are recorded as revenue or expense in the consolidation. The impact for the current financial year on translation was an increase in profit of $0.2 million.

(E) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statements of financial performance.

(F) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(G) RECEIVABLES

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(H) INVENTORIES

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(I) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate of 5.5%.

(J) DEPRECIATION OF PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from 3 to 10 years.

(K) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(L) LEASES

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(M) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The Worley trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(N) TRADE AND OTHER PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(O) INTEREST BEARING LIABILITIES

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(P) PROVISIONS

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) Dividends payable

Provision is made for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(ii) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(iii) Service warranties provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(Q) JOINT VENTURES

(i) Joint venture operations

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) Joint venture entities

The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities are recognised in the statement of financial performance, and the share of movements in reserves are recognised in reserves in the statement of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(R) REPAIRS AND MAINTENANCE

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(S) EMPLOYEE ENTITLEMENTS

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity Based Compensation Scheme – Performance Rights

Performance rights ("rights") over the ordinary shares of Worley Group Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of Directors. The fair value of the rights are being amortised on a straight line basis over their three year vesting period. The fair value of the rights is the share price at grant date adjusted for the impact of performance hurdles and other vesting or exercise criteria attached to the right.

Refer to note 1(b) for details of the change in accounting policy on the recognition of equity based compensation schemes.

(T) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(U) CASH AND CASH EQUIVALENTS

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(V) INVESTMENTS

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statements of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associated are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(W) CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(X) EARNINGS PER SHARE

(i) Basic earnings per share

Earnings per share has been calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Worley Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

(a) costs of servicing equity (other than dividends)

(b) the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and

(c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(Y) DERIVATIVE FINANCIAL INSTRUMENTS

The consolidated entity enters into forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations.

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in net profit except those relating to hedges of specific commitments that are deferred and included in the measurement of sale or purchase.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
2 REVENUE				
REVENUES FROM OPERATING ACTIVITIES				
Services	373,319	375,431	-	-
	373,319	375,431	-	-
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES				
Interest revenue	1,272	607	33	103
Dividends	-	-	25,014	27,553
Other	893	1,705	-	-
	2,165	2,312	25,047	27,656
Revenue from ordinary activities	375,484	377,743	25,047	27,656

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2004 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000
3 EXPENSES AND LOSSES/(GAINS)					
Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:					
(A) NET GAINS					
Net gain on disposal					
Investments		-	(29)	-	-
Property, plant and equipment		(8)	-	-	-
Foreign exchange		(439)	-	-	-
		(447)	(29)	-	-
(B) NET EXPENSES AND LOSSES					
Depreciation of property, plant and equipment		4,082	4,367	-	-
Amortisation					
Leasehold improvements		576	845	-	-
Plant and equipment under finance leases		304	615	-	-
Goodwill		1,694	1,623	-	-
Trade name		1,750	1,750	-	-
Deferred expenditure		170	120	-	-
Total amortisation		4,494	4,953	-	-
Total depreciation and amortisation		8,576	9,320	-	-
Other charges against assets					
Bad and doubtful debts – trade debtors		1,407	2,552	-	-
Bad and doubtful debts – loans to associate		-	(500)	-	-
Borrowing costs					
Interest and finance charges paid / payable		923	271	-	-
Finance charges – capitalised leases		38	91	-	-
Total borrowing costs		961	362	-	-
Other expenses and losses					
Operating lease rentals – minimum lease		8,259	9,238	-	-
Foreign exchange losses		-	442	-	-
Net loss on disposal of property, plant and equipment		-	82	-	-
Provisions					
Employee entitlements	35	2,137	2,131	-	-
Insurance	18	240	480	-	-
Support of associate	18	(187)	(1,650)	-	-
Deferred revenue	18	541	1,093	-	-
Warranties	18	195	-	-	-

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
4 INCOME TAX					
The income tax expense/(benefit) for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:					
Profit from ordinary activities before income tax		40,736	32,394	24,864	27,572
Income tax calculated at 30%		12,221	9,718	7,459	8,272
Tax effect of permanent differences					
Rebateable dividends		-	-	(7,504)	(8,266)
Share of associates' net profits		(2,924)	(1,676)	-	-
Amortisation of goodwill and trade name		1,033	1,039	-	-
Legal and professional expenses not deductible		65	143	-	-
Provision for support of related entity		(15)	(645)	-	-
Additional allowable tax depreciation		(1,300)	(1,341)	(396)	-
Other		(149)	477	-	-
Income tax adjusted for permanent differences		8,931	7,715	(441)	6
Research and development concession relating to prior years		(351)	(3,319)	-	-
Overprovision in previous financial year		(294)	(97)	(478)	-
International tax rate differential *		1,805	2,537	-	-
Income tax expense/(benefit)		10,091	6,836	(919)	6
DEFERRED TAX ASSETS AND LIABILITIES					
Current tax payable	17	6,148	4,594	1,822	6
Provision for deferred income tax – non-current	20	9,881	7,782	9,326	-
Future income tax benefit – non-current	13	8,894	8,139	8,564	-

* represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The group qualifies for tax benefits in relation to research and development costs incurred. The tax benefit for the current financial year has been estimated at $0.9 million (2003 - $1.0 million) with an uplift on the prior year estimate of $0.3 million.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
5 CURRENT ASSETS - CASH ASSETS					
Cash at bank and on hand		24,139	35,428	686	1,168
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:					
Balances as above		24,139	35,428	686	1,168
Less: Bank overdrafts	16	(7,189)	(2,605)	-	-
Balance per statement of cash flows		16,950	32,823	686	1,168
6 CURRENT ASSETS – RECEIVABLES					
Trade debtors		67,853	56,415	-	-
Less: Provision for doubtful debts		(2,603)	(6,565)	-	-
		65,250	49,850	-	-
Other receivables		4,710	7,137	210	244
Deferred foreign exchange gains	40	839	1,843	-	-
Amounts owing by related parties and associates	38	13,649	11,318	41,558	28,959
		84,448	70,148	41,768	29,203
7 CURRENT ASSETS – INVENTORIES					
Work in progress		17,876	10,777	-	-
8 CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Prepayments		2,657	1,234	-	-
9 NON-CURRENT ASSETS – INVESTMENTS IN ASSOCIATES					
Shares in associates	28	27,791	11,713	-	-
10 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	27	-	-	94,660	94,660
Other investments at cost		139	120	-	-
		139	120	94,660	94,660

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
11 PROPERTY, PLANT AND EQUIPMENT				
LAND AND BUILDINGS				
At cost	1,216	432	-	-
Less: Accumulated depreciation	(63)	(54)	-	-
	1,153	378	-	-
LEASEHOLD IMPROVEMENTS				
At cost	2,588	2,560	-	-
Less: Accumulated amortisation	(1,641)	(1,143)	-	-
	947	1,417	-	-
PLANT AND EQUIPMENT				
At cost	21,785	20,411	-	-
Less: Accumulated depreciation	(15,252)	(12,354)	-	-
	6,533	8,057	-	-
PLANT AND EQUIPMENT UNDER FINANCE LEASE				
At cost	1,782	2,338	-	-
Less: Accumulated amortisation	(1,117)	(1,004)	-	-
	665	1,334	-	-
Total property, plant and equipment	9,298	11,186	-	-

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below.

		CONSOLIDATED				
	NOTES	LAND AND BUILDINGS AT COST $'000	PLANT AND EQUIPMENT AT COST $'000	LEASEHOLD IMPROVEMENTS AT COST $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2003		378	8,057	1,417	1,334	11,186
Additions through acquisition of entity	27	-	329	-	-	329
Additions		797	2,450	130	83	3,460
Disposals		-	(100)	(23)	(448)	(571)
Depreciation and amortisation expense		(9)	(4,073)	(576)	(304)	(4,962)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(13)	(130)	(1)	-	(144)
Balance at 30 June 2004		1,153	6,533	947	665	9,298

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
12 NON-CURRENT ASSETS - INTANGIBLES					
Goodwill		35,051	32,247	-	-
Less: Accumulated amortisation		(4,319)	(2,625)	-	-
		30,732	29,622	-	-
Trade name		35,000	35,000	-	-
Less: Accumulated amortisation		(4,667)	(2,917)	-	-
		30,333	32,083	-	-
		61,065	61,705	-	-
13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS					
Future income tax benefit		8,894	8,139	8,564	-
14 NON-CURRENT ASSETS - OTHER					
Other		2,451	211	-	-
15 CURRENT LIABILITIES - PAYABLES					
Trade creditors		12,930	13,460	-	-
Payables to related parties and associates	38	3,630	2,057	-	-
Provision for deferred foreign exchange gain	40	839	1,843	-	-
Other creditors and accruals		26,835	26,265	6	576
		44,234	43,625	6	576
16 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
SECURED					
Bank overdraft		7,189	2,605	-	-
Bank loans		3,000	419	-	-
Lease liability	33	462	682	-	-
Hire purchase liabilities		157	146	-	-
		10,808	3,852	-	-

Details of the security relating to each of the secured liabilities are set out in note 30.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
17 CURRENT LIABILITIES – TAX LIABILITIES					
Income tax payable		6,148	4,594	1,822	6

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
18 CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	11,794	9,449	-	-
Provision for deferred revenue	18(a)	5,714	5,173	-	-
Provision for insurance	18(b)	3,120	2,880	-	-
Provision for support of associate	18(c)	3,373	3,560	-	-
Provision for dividends payable		-	7,469	-	7,469
Provision for warranties		195	-	-	-
		24,196	28,531	-	7,469

(A) PROVISION FOR DEFERRED REVENUE

Worley at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(B) PROVISION FOR INSURANCE

Refer to note 1(p).

(C) PROVISION FOR SUPPORT OF ASSOCIATE

When associated entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

MOVEMENTS IN PROVISIONS

CONSOLIDATED – 2004	DEFERRED REVENUE $'000	INSURANCE $'000	SUPPORT OF ASSOCIATE $'000	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2003	5,173	2,880	3,560	7,469	19,082
Additional provision	2,731	240	-	-	2,971
Amounts utilised during the financial year	(2,190)	-	(187)	(7,469)	(9,846)
Carrying amount at 30 June 2004	5,714	3,120	3,373	-	12,207

PARENT ENTITY – 2004	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2003	7,469	7,469
Additional provision	-	-
Amounts utilised during the financial year	(7,469)	(7,469)
Carrying amount at 30 June 2004	-	-

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
19 NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
UNSECURED					
Lease liabilities	33	204	689	-	-
Hire purchase liability		111	-	-	-
		315	689	-	-

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
20 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES					
Deferred income tax		9,881	7,782	9,326	-
21 NON-CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	2,718	2,926	-	-
22 CONTRIBUTED EQUITY					
(A) SHARE CAPITAL					
Ordinary shares fully paid		108,858	108,883	108,858	108,883

	2004 NUMBER OF SHARES	2004 $'000	2003 NUMBER OF SHARES	2003 $'000
(B) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	149,356,711	108,883	35,522,122	94,660
Issued during the financial year				
-exercise of options	-	-	2,823,948	4,728
-share split prior to listing	-	-	101,510,641	-
-public equity raising	-	-	9,500,000	16,420
less transaction costs	-	(25)	-	(6,925)
Balance at the end of the financial year	149,356,711	108,858	149,356,711	108,883

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(D) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report (2003 – nil). No options have been granted during or since the end of the financial year.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
23 RESERVES AND RETAINED PROFITS					
Foreign currency translation reserve		(6,078)	(4,591)	-	-
Retained profits		36,053	13,545	25,666	8,097
		29,975	8,954	25,666	8,097

(I) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
MOVEMENTS					
Foreign currency translation reserve					
Balance at the beginning of the financial year		(4,591)	(929)	-	-
Loss on translation of foreign controlled entities and associates		(1,487)	(3,662)	-	-
Balance at the end of the financial year		(6,078)	(4,591)	-	-
(II) RETAINED PROFITS					
Balance at the beginning of the financial year		13,545	7,342	8,097	-
Net profit attributable to members of Worley Group Limited		30,722	25,860	25,783	27,566
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		-	(188)	-	-
Dividends provided for or paid	26	(8,214)	(19,469)	(8,214)	(19,469)
Balance at the end of the financial year		36,053	13,545	25,666	8,097
24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES					
OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES COMPRISE					
Interest in:					
Contributed equity		910	492	-	-
Retained profits		965	288	-	-
Reserves		(250)	45	-	-
		1,625	825	-	-

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2004	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003
25 EARNINGS PER SHARE		
Basic earnings per share (cents per share)	20.6	18.1
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	143,194,711
Diluted earnings per share (cents per share)	20.6	17.8
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	149,356,711	145,426,573

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000

26 DIVIDENDS

(A) ORDINARY SHARES

Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	-	8,214	-
Total dividends paid and declared for payment	8,214	19,469	8,214	19,469

(B) FRANKING CREDIT BALANCE

Franking credits available for subsequent financial years based on a tax rate of 30%	12,619	11,499	12,619	6,667

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

27 INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEY GROUP LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2004 %	2003 %	2004 $'000	2003 $'000
Worley Limited Trust		Australia	100	100	94,660	94,660
Worley Pty Limited	(1)	Australia	100	100	-	-
Worley International Inc		USA	100	100	-	-
CTR Solutions Pty Limited	(b)	Australia	100	100	-	-
Worley No 2 Pty Limited	(1)	Australia	100	100	-	-
Worley Engineering Pty Limited	(1)	Australia	100	100	-	-
Worley Developments Pty Limited		Australia	100	100	-	-

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2004 %	2003 %	2004 $'000	2003 $'000
Worley Financial Services Pty Limited	(1)	Australia	100	100	*	*
Fraser Worley Pty Limited	(b)	Australia	100	100	-	-
Jones & Jones Engineering Design Pty Limited		Australia	51	-	-	-
Worley Astron Pty Limited		Australia	51	-	-	-
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	-	-
Worley Select Sdn Bhd		Malaysia	100	100	-	-
Worley Limited		Hong Kong	100	100	-	-
Worley Sdn Bhd		Malaysia	100	100	-	-
PT Ceria Worley		Indonesia	87.5	87.5	-	-
Worley Pte Limited		Singapore	100	100	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
EnergySkills (Thailand) Limited		Thailand	100	100	-	-
Sinn Phan Thavee Co Limited		Thailand	100	100	-	-
Worley International Limited		Thailand	100	100	-	-
Australian Biodiesel Pty Limited	(b)	Australia	51	51	-	-
Worley Trinidad Limited		Trinidad	100	100	-	-
Worley Qatar W.L.L.		Qatar	100	80	-	-
Pars Worley Qeshm Limited		Iran	60	60	-	-
Worley & Partners LLC		Oman	60	60	-	-
Worley Engineering (India) Pvt Limited		India	100	100	-	-
Worley International Infrastructure Pty Limited	(a)	Australia	100	100	-	-
Worley Infrastructure Pty Limited	(b)	Australia	100	100	-	-
Worley Chemicals & Minerals Pty Ltd	(b)	Australia	100	100	-	-
Coffs Harbour Resource Recovery Pty Ltd	(b)	Australia	100	-	-	-
Worley Waste Management Pty Ltd	(b)	Australia	100	-	-	-
BRW Power Generation (Esperance) Pty Ltd		Australia	75	-	-	-
Worley Technologies Pty Limited		Australia	100	100	-	-

* Investment less than $500

(a) Previously named Worley Safety & Risk Management Pty Limited

(b) Dormant company

(1) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited and Worley Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, Worley Group Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003, consequently there is no comparative disclosure noted below. The effect of the deed is that Worley Group Limited has guaranteed to pay any deficiency in the event of winding up of any controlled entity. The controlled entities have also given a similar guarantee in the event that Worley Group Limited is wound up. The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust (the "Closed Group") are as follows:

	CLOSED GROUP	
	2004 $'000	2003 $'000
(I) CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE		
Profit from ordinary activities before income tax expense	39,212	32,858
Income tax expense relating to ordinary activities	(10,171)	(7,048)
Profit from ordinary activities after income tax	29,041	25,810
Net profit attributable to outside equity interest	29	302
Net profit attributable to members of Worley Group Limited	29,070	26,112
Retained profits at 1 July	13,866	7,223
Dividends provided for or paid	(8,214)	(19,469)
Retained profits at 30 June	34,722	13,866
(II) CONSOLIDATED STATEMENT OF FINANCIAL POSITION		
ASSETS		
Current assets		
Cash assets	24,139	35,428
Receivables	87,867	67,228
Inventories	18,076	10,777
Other financial assets	2,657	1,234
Total current assets	132,739	114,667
Non-current assets		
Investments accounted for using the equity method	23,127	11,713
Other financial assets	139	120
Property, plant and equipment	9,288	11,186
Intangible assets	60,848	61,474
Deferred tax assets	8,365	7,426
Other	2,451	211
Total non-current assets	104,218	92,130
TOTAL ASSETS	236,957	206,797
LIABILITIES		
Current liabilities		
Payables	44,163	42,291
Interest bearing liabilities	10,808	3,852
Tax liabilities	6,172	4,118
Provisions	23,726	26,156
Total current liabilities	84,869	76,417
Non-current liabilities		
Interest bearing liabilities	315	689
Deferred tax liabilities	9,881	7,782
Provisions	2,718	2,926
Total non-current liabilities	12,914	11,397
TOTAL LIABILITIES	97,783	87,814
NET ASSETS	139,174	118,983
EQUITY		
Contributed equity	108,858	108,883
Reserves	(6,078)	(4,591)
Retained profits	34,722	13,866
Equity attributable to members of Worley Group Limited	137,502	118,158
Outside equity interests	1,672	825
TOTAL EQUITY	139,174	118,983

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

(B) ACQUISITION OF CONTROLLED ENTITIES

During the year, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, contributed $0.5 million to acquire a 60% shareholding in Worley Astron Pty Limited. On 17 March 2004, Worley Astron Pty Limited acquired identifiable net assets of $0.5 million and goodwill of $0.4 million.

On 1 July 2003, Worley Engineering Pty Limited acquired 51% of the issued share capital of Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

The fair value of the identifiable net assets acquired is as follows:

	TOTAL $'000
ASSETS	
Cash assets	622
Receivables	1,937
Inventories	57
Other financial assets	66
Property, plant and equipment	329
Deferred tax assets	245
Total assets	3,256
LIABILITIES	
Payables	849
Tax liabilities	325
Provisions	814
Deferred tax liabilities	70
Total liabilities	2,058
Net assets	1,198
Less:	
Outside equity interests	(714)
Goodwill arising on acquisition	1,606
Cash consideration paid	2,090
Net cash effect:	
Cash consideration paid	2,090
Cash included in net assets acquired	(622)
	1,468

28 INVESTMENTS IN ASSOCIATES

(A) DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2004 %	2003 %	2004 $'000	2003 $'000
Burns & Roe Worley Pty Limited	Power and Water	50	50	3,956	2,731
Esperance Power Station Pty Limited	Power	31.25	31.25	2,611	-
Esperance Pipeline Company Pty Limited	Power	31.25	31.25	2,053	-
Worley ABB Procurement Pty Limited	Procurement	50	50	-	-
I&E Systems Pty Limited	Technology	50	50	982	468
MEG Worley Limited [1]	Hydrocarbons	50	-	3,740	-
WorleyParsons Energy Services LLC [2]	Hydrocarbons	50	-	1,222	-
Transfield Worley Limited [3]	Hydrocarbons	50	50	2,148	1,295
Petrocon Arabia Co Limited [2]	Hydrocarbons	50	50	5,581	3,966
Worley Arabia Co Limited [2]	Hydrocarbons	50	50	72	-
Source Personnel Pty Limited	Hydrocarbons	40	40	-	-
Protek Engineers Sdn Bhd	Hydrocarbons	49	49	228	208
Ranhill Worley Sdn Bhd	Hydrocarbons	49	49	3,170	1,498
Perunding Ranhill Worley Sdn Bhd	Hydrocarbons	50	50	822	838
Ranhill Worley Engineering Sdn Bhd	Hydrocarbons	40	40	113	140
Damit Worley Engineering Sdn Bhd	Hydrocarbons	50	50	1,093	569
				27,791	11,713

[1] Balance date is 31 July.
[2] Balance date is 31 December.
[3] Balance date is 31 March.

(B) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES

	CONSOLIDATED	
	2004 $'000	2003 $'000
Carrying amount at the beginning of the financial year	11,713	10,312
Addition of new investments	7,925	6
Change in accounting from associates to controlled entities	-	606
	19,638	10,924
Share of net profits attributable to associates	9,745	5,587
Less dividends received	(1,809)	(3,324)
Movement in foreign currency translation reserve of associates	217	(1,474)
Carrying amount at the end of the financial year	27,791	11,713

28 INVESTMENTS IN ASSOCIATES (continued)

(C) NET PROFITS ATTRIBUTABLE TO ASSOCIATES

	CONSOLIDATED	
	2004 $'000	2003 $'000
Operating profits before income tax expense	11,569	6,825
Income tax expense	(1,428)	(1,030)
Operating profits after income tax expense	10,141	5,795
Amortisation of goodwill	(396)	(208)
Net profits attributable to associates	9,745	5,587
(D) RESERVES ATTRIBUTABLE TO ASSOCIATES		
(I) FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	(1,420)	54
Effect of increase in foreign currency translation reserve during the financial year	217	(1,474)
Balance at the end of the financial year	(1,203)	(1,420)
(II) RETAINED PROFITS		
Balance at the beginning of the financial year	3,265	1,002
Net profits attributable to associates	9,745	5,587
Dividends received from associates	(1,809)	(3,324)
Balance at the end of the financial year	11,201	3,265
(E) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance related guarantees issued	4,394	5,240
(F) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	2,559	840
Finance lease commitments	6,404	28
Capital expenditure commitments*	5,467	8,513
	14,430	9,381

* Relates to expenditure commitments for the Esperance Power project.

(G) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES

The consolidated entity's share of aggregate assets and liabilities of associates are:

	2004 $'000	2003 $'000
Current assets	49,560	31,998
Non-current assets	32,116	3,839
Current liabilities	(32,260)	(24,623)
Non-current liabilities	(24,160)	(644)
Net assets	25,256	10,570
Unamortised goodwill at the end of the financial year	2,535	1,143
Carrying amount at the end of the financial year	27,791	11,713

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

		OWNERSHIP INTEREST CONSOLIDATED	
JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	2004 %	2003 %
Transfield Worley Joint Venture	Integrated engineering and construction services	50	50
Worley ABB Joint Venture [1]	Integrated engineering and construction services	50	50
Parsons Iraq Joint Venture	Reconstruction of Iraq oil infrastructure	37.5	-
TIGA Joint Venture	Design of Bayu-Undan condensate field	45	45
VRJ Worley Joint Venture	Safety and risk management	50	50
Worley Mamic Joint Venture	Project services	50	50
MG Joint Venture	Project services	50	50
APE Joint Venture	Project services	50	50
Worley Maunsell Joint Venture	Project services	50	50

[1] Balance date is 31 December.

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statement of financial position under the following classifications:

	CONSOLIDATED	
	2004 $'000	2003 $'000
ASSETS		
Current assets		
Cash assets	10,457	14,455
Receivables	11,406	5,483
Other financial assets	10,668	4,908
Total current assets	32,531	24,846
Non-current assets		
Plant and equipment	633	1,308
Other	173	135
Total non-current assets	806	1,443
TOTAL ASSETS	33,337	26,289
LIABILITIES		
Current liabilities		
Payables	18,102	14,847
Provisions	7,528	7,733
Total current liabilities	25,630	22,580
Non-current liabilities		
Other	739	631
Total non-current liabilities	739	631
TOTAL LIABILITIES	26,369	23,211
NET ASSETS	6,968	3,078

	CONSOLIDATED		PARENT ENTITY	
	2004 $'000	2003 $'000	2004 $'000	2003 $'000
30 FINANCING ARRANGEMENTS				
The consolidated entity had unrestricted access at balance date to the following lines of credit:				
SECURED FACILITIES				
Total facilities available				
Loan facilities	27,000	27,000	27,000	27,000
Overdraft facilities	6,378	8,340	5,000	5,000
Bank guarantees and letters of credit	29,000	25,380	29,000	24,000
	62,378	60,720	61,000	56,000
Facilities utilised at balance date				
Loan facilities	3,000	530	-	-
Overdraft facilities	419	160	-	-
Bank guarantees and letters of credit	18,050	17,710	18,050	17,710
	21,469	18,400	18,050	17,710
Facilities not utilised at balance date				
Loan facilities	24,000	26,470	27,000	27,000
Overdraft facilities	5,959	8,180	5,000	5,000
Bank guarantees and letters of credit	10,950	7,670	10,950	6,290
	40,909	42,320	42,950	38,290
UNSECURED FACILITIES				
Total facilities available				
Overdraft facilities	5,029	250	-	-
Bank guarantees and letters of credit	4,512	10,000	-	-
	9,541	10,250	-	-
Facilities utilised at balance date				
Overdraft facilities	2,783	-	-	-
Bank guarantees and letters of credit	4,198	1,410	-	-
	6,981	1,410	-	-
Facilities not utilised at balance date				
Overdraft facilities	2,246	250	-	-
Bank guarantees and letters of credit	314	8,590	-	-
	2,560	8,840	-	-

SECURED FACILITIES

The secured bank loan, overdraft, bank guarantees and line of credit facilities of the consolidated entity and parent entity are secured by fixed and floating charges over the assets of the controlled entities Worley Group Limited, Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited, Worley Engineering Securities Pty Limited and Worley Financial Services Pty Limited. The facilities are subject to an annual review.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
31 NON-CASH FINANCING ACTIVITIES				
Acquisition of plant and equipment by means of finance leases	83	732	-	-
32 NOTES TO THE STATEMENTS OF CASH FLOWS				
Reconciliation of operating profit after income tax to net cash flow from operating activities:				
Net profit after income tax expense	30,645	25,558	25,783	27,566
NON-CASH ITEMS				
Depreciation of non-current assets	4,658	4,367	-	-
Amortisation of non-current assets	3,917	4,953	-	-
Provision for support of related entity	-	(1,650)	-	-
Dividends received from associates	1,808	3,324	-	-
Share of associates' net profits	(9,745)	(5,587)	-	-
Net gain on disposal of investments	-	(29)	-	-
Net (gain)/loss on disposal of property, plant and equipment	(8)	82	-	-
Finance charges on capitalised leases	38	91	-	-
Cash flow adjusted for non-cash items	31,313	31,109	25,783	27,566
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR				
(Increase)/decrease in receivables	(10,384)	7,166	(5,328)	-
Increase in inventories	(7,042)	(492)	-	-
Increase in prepayments	(1,357)	(173)	-	-
Increase in other assets	(2,408)	-	-	-
(Increase)/decrease in future income tax benefit	(510)	148	(8,564)	-
(Decrease)/increase in payables	(116)	(6,555)	(570)	576
Increase/(decrease) in provision for income tax	1,228	(3,899)	1,816	6
Increase in other provisions	2,110	3,597	-	-
Increase/(decrease) in provision for deferred tax	2,029	(965)	9,326	-
Exchange rate movement on opening balances	(1,638)	(1,938)	-	-
Net cash inflow from operating activities	13,225	27,998	22,463	28,148

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2004 $'000	2003 $'000	2004 $'000	2003 $'000
33 COMMITMENTS FOR EXPENDITURE					
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		8,036	3,913	-	-
Later than one year and not later than five years		5,718	4,803	-	-
Later than five years		83	1,430	-	-
Commitments not recognised in the financial statements		13,837	10,146	-	-
(B) FINANCE LEASES					
Commitments in relation to finance leases are payable as follows:					
Within one year		478	712	-	-
Later than one year and not later than five years		224	749	-	-
Minimum lease payments		702	1,461	-	-
Less:					
Future finance charges		(36)	(90)	-	-
Total lease liabilities		666	1,371	-	-
Representing lease liabilities:					
Current	16	462	682	-	-
Non-current	19	204	689	-	-
Total lease liabilities		666	1,371	-	-

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000

34 CONTINGENT LIABILITIES

GUARANTEES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations.
These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Bank guarantees outstanding at balance date in respect of financing facilities		2,466	3,196	-	-
Bank guarantees outstanding at balance date in respect of contractual performance		19,782	15,924	-	-
		22,248	19,120	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

EMPLOYEE ENTITLEMENTS

The aggregate employee entitlements liability, including on-costs is comprised of:

	NOTES	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000	PARENT ENTITY 2004 $'000	PARENT ENTITY 2003 $'000
Provisions (current)	18	11,794	9,449	-	-
Provisions (non-current)	21	2,718	2,926	-	-
		14,512	12,375	-	-

EMPLOYEE NUMBERS

	NOTES	CONSOLIDATED 2004	CONSOLIDATED 2003	PARENT ENTITY 2004	PARENT ENTITY 2003
Number of employees as at 30 June		2,280	2,471	-	-

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

(A) OPTIONS

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

	2004		2003	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of financial year	-	-	2,823,948	$1.67
- exercised	-	-	(2,823,948)	$1.67
Balance at end of financial year	-	-	-	-

(B) EXECUTIVE PERFORMANCE RIGHTS

On 19 December 2003, a total of 814,037 (2003 – 785,962) performance rights were issued to employees of the consolidated entity with annual vesting periods over 3 years. In line with the vesting periods, the fair value of the performance rights at inception are being amortised over 3 years on a straight line basis. The fair value of the rights issued have been determined at $1.37 (2003 - $1.32), using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. No performance rights were eligible for exercise during the financial year ended 30 June 2004 (2003 – nil).

36 DIRECTOR AND EXECUTIVE DISCLOSURES

(A) DETAILS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

SPECIFIED DIRECTORS

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

SPECIFIED EXECUTIVES

Graham Hill

Iain Ross

Andrew Wood

David Mofflin

Peter Meurs

Mark Southey

David Steele

Chris Sutherland

(B) REMUNERATION POLICY FOR SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

36 DIRECTORS AND EXECUTIVE DISCLOSURES (continued)

(C) REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

12 MONTHS TO 30 JUNE 2004

	PRIMARY			POST EMPLOYMENT		EQUITY		
	SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS[1] $	STATUTORY SUPER-ANNUATION $	OTHER[2] $	EXECUTIVE PERFORMANCE RIGHTS[3] $	NON-EXECUTIVE SHARE PLAN[4] $	TOTAL $
SPECIFIED DIRECTORS								
John Schubert	82,500	-	-	-	-	-	27,500	110,000
Ron McNeilly	56,250	-	-	5,063	-	-	18,750	80,063
Grahame Campbell	41,250	-	-	3,713	-	-	13,750	58,713
John Green	22,000	-	-	1,650	-	-	33,000	56,650
Erich Fraunschiel	52,500	-	-	-	-	-	17,500	70,000
John Grill	558,517	-	-	11,079	87,811	76,371	-	733,778
David Housego	274,080	28,130	-	10,781	15,527	30,873	-	359,391
	1,087,097	28,130	-	32,286	103,338	107,244	110,500	1,468,595
SPECIFIED EXECUTIVES								
Graham Hill	298,952	15,000	106,318	11,079	-	24,400	-	455,749
Iain Ross	393,962	-	-	11,079	-	27,388	-	432,429
Andrew Wood	307,320	13,750	74,226	-	-	28,095	-	423,391
David Mofflin	293,948	-	7,171	11,079	-	23,506	-	335,704
Peter Meurs	271,437	-	-	10,440	23,836	29,951	-	335,664
Mark Southey	251,188	15,000	-	11,079	19,579	24,400	-	321,246
David Steele[5]	131,292	134,236	716	5,492	-	-	-	271,736
Chris Sutherland[6]	76,161	-	2,411	3,300	6,060	7,333	-	95,265
	2,024,260	177,986	190,842	63,548	49,475	165,073	-	2,671,184

[1] Other remuneration includes salary sacrifice items such as motor vehicles, as well as allowances and benefits including expatriate terms and conditions.

[2] Represents additional superannuation contributions made by employee.

[3] Represents valuation of executive performance rights in accordance with AASB 1046 "Director and Executive Disclosures by Disclosing Entities".

[4] Represents non-executive director contributions to share plan.

[5] David Steele is employed by Burns & Roe Worley Pty Limited. The above disclosure represents Worley's share of his emoluments for the financial year.

[6] Chris Sutherland joined the Executive Committee on 17 March 2004.

(C) REMUNERATION OF SPECIFIED DIRECTORS AND EXECUTIVES

12 MONTHS TO 30 JUNE 2003

	PRIMARY			POST EMPLOYMENT		EQUITY		
	SALARY AND FEES $	CASH BONUS $	NON MONETARY BENEFITS $	STATUTORY SUPER-ANNUATION $	OTHER $	EXECUTIVE PERFORMANCE RIGHTS $	NON-EXECUTIVE SHARE PLAN $	TOTAL $
SPECIFIED DIRECTORS								
John Schubert	65,481	-	-	-	-	-	13,750	79,231
Ron McNeilly	44,856	-	-	4,037	-	-	9,375	58,268
Grahame Campbell	32,894	-	-	4,541	-	-	6,875	44,310
John Green	23,269	-	-	2,094	-	-	16,500	41,863
Erich Fraunschiel	17,093	-	-	-	-	-	5,698	22,791
John Grill	533,317	100,000	2,769	10,519	20,110	49,871	-	716,586
David Housego	234,020	289,380	-	9,709	28,197	19,587	-	580,893
	950,930	389,380	2,769	30,900	48,307	69,458	52,198	1,543,942
SPECIFIED EXECUTIVES								
Graham Hill	259,588	-	111,977	9,912	-	15,689	-	397,166
Iain Ross	376,197	70,753	-	10,519	-	16,529	-	473,998
Andrew Wood	259,355	82,500	153,966	-	-	17,105	-	512,926
	895,140	153,253	265,943	20,431	-	49,323	-	1,384,090

36 DIRECTORS AND EXECUTIVE DISCLOSURES (continued)

(D) PERFORMANCE RIGHTS GRANTED AND VESTED DURING THE YEAR

During the financial year performance rights were granted as equity compensation benefits to certain specified executive directors and specified executives as disclosed below. The performance rights were issued free of charge. Each performance right entitles the holder to subscribe for one fully paid ordinary share in Worley Group Limited at a nil exercise price. The rights granted vest proportionately over a three year period based on the achievement of certain key performance criteria. The rights may only be exercised after this three year period when fully vested and expire 10 years from this initial exercise date.

(E) PERFORMANCE RIGHTS VALUATION

The fair value of performance rights ("rights") for disclosure purposes has been determined according to AASB 1046 "Director and Executive Disclosures by Disclosing Entities". The fair value of each right is the share price on grant date as adjusted for the impact of performance hurdles.

Rights issued during the year ended 30 June 2004 and 2003 are subject to an earnings per share (EPS) hurdle. Should Worley achieve compound EPS growth greater or equal to 9% above the Consumer Price Index (CPI) over the measurement period, 100% of the rights are exercisable. The measurement period is from 1 July 2003 to 30 June 2006. Should compound EPS growth be greater or equal to 6% and less than 9% above the CPI, 75% of the rights are exercisable. Should compound EPS growth be in excess of 4% and less than 6% above the CPI, 50% of the rights are exercisable. The rights will lapse where compound EPS growth is less than 4% above the CPI.

			TERMS AND CONDITIONS FOR GRANTS MADE IN 2004			
	VESTED NUMBER	GRANTED NUMBER	GRANT DATE	VALUE PER RIGHT AT GRANT DATE $	FIRST EXERCISE DATE	LAST EXERCISE DATE
SPECIFIED DIRECTORS						
John Grill	37,781	66,117	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
David Housego	14,838	29,808	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
SPECIFIED EXECUTIVES						
Graham Hill	11,886	22,436	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Iain Ross	12,522	30,987	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Andrew Wood	12,958	30,987	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
David Mofflin	11,345	22,356	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Peter Meurs	14,838	25,779	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Mark Southey	11,886	22,436	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
Chris Sutherland	-	32,052	19 Dec 2003	1.37	30 Sep 2006	23 Dec 2010
	128,054	282,958				

(F) PERFORMANCE RIGHTS HOLDINGS' OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

				VESTED AT 30 JUNE 2004		
	BALANCE AT 1 JULY 2003	GRANTED AS REMUNERATION	BALANCE AT 30 JUNE 2004	TOTAL	NOT EXERCISABLE	EXERCISABLE
SPECIFIED DIRECTORS						
John Grill	113,343	66,117	179,460	37,781	37,781	-
David Housego	44,515	29,808	74,323	14,838	14,838	-
SPECIFIED EXECUTIVES						
Graham Hill	35,657	22,436	58,093	11,886	11,886	-
Iain Ross	37,567	30,987	68,554	12,522	12,522	-
Andrew Wood	38,875	30,987	69,862	12,958	12,958	-
David Mofflin	34,036	22,356	56,392	11,345	11,345	-
Peter Meurs	44,515	25,779	70,294	14,838	14,838	-
Mark Southey	35,657	22,436	58,093	11,886	11,886	-
Chris Sutherland	-	32,052	32,052	-	-	-
	384,165	282,958	667,123	128,054	128,054	-

(G) SHAREHOLDINGS OF SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

	NUMBER OF SHARES HELD IN WORLEY GROUP LIMITED			
	BALANCE AT 1 JULY 2003	GRANTED AS REMUNERATION	NET CHANGE OTHER	BALANCE AT 30 JUNE 2004
SPECIFIED DIRECTORS				
John Schubert	1,225,853	9,251	-	1,235,104
Ron McNeilly	275,369	6,307	-	281,676
Grahame Campbell	362,087	4,624	-	366,711
John Green	707,976	11,100	-	719,076
Erich Fraunschiel	28,283	5,887	-	34,170
John Grill	29,254,090	-	-	29,254,090
David Housego	561,152	-	(261,152)	300,000
SPECIFIED EXECUTIVES				
Graham Hill	10,000	-	-	10,000
Iain Ross	366,170	-	(40,351)	325,819
Andrew Wood	608,985	-	-	608,985
David Mofflin	798,852	-	(100,000)	698,852
Peter Meurs	12,234,115	-	(765,784)	11,468,331
Mark Southey	10,000	-	3,000	13,000
David Steele	256,830	-	(213,599)	43,231
	46,699,762	37,169	(1,377,886)	45,359,045

All equity transactions with specified directors and specified executives other than those arising as a grant of remuneration have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm's length.

36 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(H) LOANS TO SPECIFIED DIRECTORS AND SPECIFIED EXECUTIVES

	BALANCE AT 1 JULY 2003 $	INTEREST CHARGED $	REPAYMENTS $	BALANCE AT 30 JUNE 2004 $	NUMBER IN GROUP
Specified directors	20,200	1,176	(21,376)	-	1

No loans were advanced to specified executives during the financial year and no balances existed as at 1 July 2003. There were no loan balances greater than $100,000 at any time during the financial year.

Loans to specified directors were unsecured and accrued interest at a rate of 6.5% per annum. Loans were repayable on demand.

	CONSOLIDATED		PARENT ENTITY	
	2004 $	2003 $	2004 $	2003 $
37 REMUNERATION OF AUDITORS				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	409,990	475,233	-	-
Other auditors of controlled entities	12,321	31,233	-	-
	422,311	506,466	-	-
Amounts received for other services:				
Services provided in relation to the initial public offer	-	605,903	-	-
Other assurance related services	113,003	85,165	-	-
	113,003	691,068	-	-
	535,314	1,197,534	-	-

38 RELATED PARTIES

(A) DIRECTORS

The names of persons who were directors of Worley Group Limited at any time during the financial year were as follows:

John Schubert

Ron McNeilly

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

(B) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned group consists of Worley Group Limited and it's wholly owned entities listed at note 27.

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly-owned group:

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Dividend revenue			25,014	27,553

(C) OTHER RELATED PARTIES

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Associates and related parties	1,809	3,324	-	-
Controlled entities	-	-	25,014	27,553
Other revenue				
Associates and related parties	404	2,618	-	-
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:				
Loans advanced to				
Controlled entities	-	-	12,599	38,548
Associates and related parties	5,422	73	-	-
Loan repayments from				
Controlled entities	-	-	-	9,589
Associates and related parties	3,439	1,109	-	-

38 RELATED PARTIES (continued)

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	-	-	41,558	28,959
Associates and related parties	13,649	11,318	-	-
Current payables				
Associates and related parties	3,630	2,057	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(D) CONTROLLING ENTITIES

Worley Group Limited is the ultimate Australian parent company.

39 SEGMENT INFORMATION

In order to better position Worley for the next phase of its growth, an internal restructure has taken place resulting in 4 primary business segments: Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water. The Hydrocarbons segment now incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units. Prior year comparatives are restated to reflect the current management structure.

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2004	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	243,242	94,793	33,707	1,577	-	-	373,319
Inter-segment sales	927	571	4,145	-	-	(5,643)	-
Total sales revenue	244,169	95,364	37,852	1,577	-	(5,643)	373,319
Share of net profit of associates	7,223	-	-	2,522	-	-	9,745
Other revenue	-	-	-	-	2,165	-	2,165
Total segment revenue	251,392	95,364	37,852	4,099	2,165	(5,643)	385,229
Add: share of associates' revenue	125,683	-	-	26,565	-	-	152,248
Less: procurement revenue	(12,930)	-	-	-	-	-	(12,930)
Less: share of associates' net profit	(7,223)	-	-	(2,522)	-	-	(9,745)
Aggregated revenue	356,922	95,364	37,852	28,142	2,165	(5,643)	514,802
Segment result	36,044	14,949	2,445	3,082	-	-	56,520
Amortisation expense							(3,423)
Unallocated corporate expenses							(12,361)
Profit from ordinary activities before income tax expense							40,736
Income tax expense							(10,091)
Profit from ordinary activities after income tax expense							30,645
Segment assets	96,565	27,943	9,616	8,620	-	-	142,744
Goodwill and trade name							61,065
Unallocated corporate assets							34,949
Consolidated total assets							238,758
Segment liabilities	56,573	13,746	5,459	-	-	-	75,778
Unallocated corporate liabilities							22,522
Consolidated total liabilities							98,300
Investments in associates included in segment assets	19,171	-	-	8,620	-	-	27,791
Acquisition of property, plant and equipment, intangible and other non current assets	4,062	2,527	495	4,630	-	-	11,714
Depreciation and amortisation expense	3,930	356	177	-	-	-	4,463
Unallocated depreciation and amortisation expense							4,113
Total depreciation and amortisation							8,576
Non cash expenses other than depreciation and amortisation	173	-	-	-	-	-	173

39 SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2003	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	272,266	66,850	27,384	-	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Total sales revenue	281,770	66,850	29,532	-	680	(3,401)	375,431
Share of net profit of associates	4,995	-	-	592	-	-	5,587
Other revenue	-	-	-	-	2,312	-	2,312
Total segment revenue	286,765	66,850	29,532	592	2,992	(3,401)	383,330
Add: share of associates' revenue	80,395	-	-	29,464	-	-	109,859
Less: procurement revenue – controlled	(8,251)	-	-	-	-	-	(8,251)
Less: procurement revenue – associates	(4,977)	-	-	-	-	-	(4,977)
Less: share of associates' net profit	(4,995)	-	-	(592)	-	-	(5,587)
Aggregated revenue	348,937	66,850	29,532	29,464	2,992	(3,401)	474,374
Segment result	39,055	8,468	2,640	592	1,663	-	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Profit from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	78,241	19,390	11,367	2,731	-	-	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							37,227
Consolidated total assets							210,661
Segment liabilities	42,828	9,227	6,187	-	-	-	58,242
Unallocated corporate liabilities							33,757
Consolidated total liabilities							91,999
Investments in associates included in segment assets	8,982	-	-	2,731	-	-	11,713
Acquisition of property, plant and equipment, intangible and other non current assets	4,589	168	223	-	-	-	4,980
Depreciation and amortisation expense	4,022	410	220	-	1,471	-	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non cash expenses other than depreciation and amortisation	144	-	-	-	-	-	144

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2004	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	299,877	56,208	17,234	373,319
Aggregated revenue	366,330	105,490	42,982	514,802
Segment assets	195,811	33,866	9,081	238,758

12 MONTHS TO 30 JUNE 2003	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	286,987	61,888	26,556	375,431
Aggregated revenue	341,099	106,719	26,556	474,374
Segment assets	181,209	23,684	5,768	210,661

The consolidated entity provides engineering design, project services, maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments (in Power and Water) and the development and commercialisation of technological innovation.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary segments are Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water.

Geographically, the consolidated entity operates in three predominant segments, Australia and New Zealand; Asia and the Middle East; and America. Outside of Australia, activities are predominantly in the Hydrocarbons segment.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

40 FINANCIAL INSTRUMENTS

(A) OFF-BALANCE SHEET DERIVATIVE INSTRUMENTS

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales, purchases and loans to related entities. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
SELL US DOLLARS	2004 $'000	2003 $'000	2004	2003
0 – 6 months	8,474	11,776	0.7314	0.5526
6 – 12 months	3,360	-	0.7005	-
Total sell US Dollars	11,834	11,776	0.7224	0.5526
SELL CANADIAN DOLLARS				
6 – 12 months	388	-	0.9488	-

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2004 $'000	2003 $'000
Unrealised gains	60	1,843
Less: Unrealised losses	(899)	-
Net unrealised (losses)/gains	(839)	1,843

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

AS AT 30 JUNE 2004	WEIGHTED AVERAGE INTEREST RATE (%)	FLOATING INTEREST RATE $'000	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $'000	OVER 1 YEAR TO 5 YEARS $'000	MORE THAN 5 YEARS $'000	NON-INTEREST BEARING $'000	TOTAL $'000
FINANCIAL ASSETS							
Cash and deposits	5.25	24,139	-	-	-	-	24,139
Receivables		-	-	-	-	84,248	84,248
Other financial assets		-	-	-	-	2,796	2,796
Total financial assets		24,139	-	-	-	87,044	111,183
FINANCIAL LIABILITIES							
Bank overdrafts	8.75	7,189	-	-	-	-	7,189
Bank loans	6.42	-	3,000	-	-	-	3,000
Interest bearing liabilities	6.23	-	619	315	-	-	934
Trade and other creditors		-	-	-	-	44,234	44,234
Total financial liabilities		7,189	3,619	315	-	44,234	55,357
Net financial assets							55,826
AS AT 30 JUNE 2003							
FINANCIAL ASSETS							
Cash and deposits	4.75	35,428	-	-	-	-	35,428
Receivables		-	-	-	-	70,148	70,148
Other financial assets		-	-	-	-	120	120
Total financial assets		35,428	-	-	-	70,268	105,696
FINANCIAL LIABILITIES							
Bank overdrafts	8.50	2,605	-	-	-	-	2,605
Bank loans	6.42	-	419	-	-	-	419
Interest bearing liabilities	6.23	-	828	689	-	-	1,517
Trade and other creditors		-	-	-	-	45,125	45,125
Total financial liabilities		2,605	1,247	689	-	45,125	49,666
Net financial assets							56,030

	CONSOLIDATED 2004 $'000	CONSOLIDATED 2003 $'000
(D) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets as above	55,826	56,030
Non-financial assets and liabilities:		
Inventories	17,876	10,777
Property, plant and equipment	9,298	11,186
Other assets	100,401	84,845
Provisions	(26,914)	(33,300)
Other liabilities	(16,029)	(10,876)
Net assets per balance sheet	140,458	118,662

41 SUBSEQUENT EVENTS

Effective 1 July 2004, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

42 IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Worley has commenced the transition of accounting policies and financial reporting from current Australian Standards to Australian equivalents of International Financial Reporting Standards (IFRS). Worley is required to prepare its first fully IFRS compliant financial report for the year ended 30 June 2006 with restated comparatives required for the 30 June 2005 reporting period. A project team has been set up to manage the process with the engagement of external consultants as and when required. The first phase of the project involved the identification and ranking of key risk areas that may affect Worley on adoption of IFRS. The second phase is ongoing and involves detailed analysis of the impact on adoption with the third phase being implementation. Set out below are the key areas where accounting policies will change and may have an impact on the financial report of Worley. At this stage the financial impact to the group has not been fully quantified.

Goodwill

Under AASB 3: "Business Combinations", goodwill will no longer be amortised but instead will be subject to annual impairment testing. This will result in a change in the group's current accounting policy which amortises goodwill over its useful life but not exceeding 20 years. Under the new policy, amortisation will no longer be charged, but goodwill will be written down to the extent it is impaired. Goodwill amortisation for the 12 months to 30 June 2004 was $1.7 million.

Impairment of Assets

Under AASB 136: "Impairment of Assets", the recoverable amount of an asset is determined as the higher of net selling price and value in use. This will result in a change in the group's current accounting policy which determines the recoverable amount of an asset on the basis of discounted cash flows. Reliable estimation of the future financial effects of this change in accounting policy is impracticable because the conditions under which impairment will be assessed are not yet known.

Intangible Assets

The Worley trade name satisfies the conditions of AASB 138: "Intangible Assets", with respect to recognition as an intangible asset and will continue to be subject to an impairment test at each reporting period in line with the current accounting policy. Should the asset be determined to have an indefinite life in accordance with AASB 138, there will be no further amortisation.

Income Taxes

Under AASB 12: "Income Taxes", the Company will be required to use a balance sheet liability method which focuses on the tax effects of transactions and other events that affect amounts recognised in either the Statement of Financial Position or a tax based balance sheet. The most significant impact will be the recognition of a deferred tax liability in relation to the Worley trade name. Under the current accounting policy, the tax effect of the trade name is not recognised. Based on a carrying value of $30.3 million as at 30 June 2004, a deferred tax liability of $9.1 million would be recognised. This will not impact the statement of financial performance on transition date. It is not expected that there will be any further material impact as a result of the adoption of this standard.

Share Based Payments

Under AASB 2 "Share Based Payments", Worley is required to determine the fair value of rights issued to employees as remuneration and recognise an expense in the Statement of Financial Performance. It applies to all share based payments issued after 7 November 2002 which have not vested as at 1 January 2005. Worley already applies the provisions of this Standard and it is not expected that there will be any further material impact on formal adoption.

Hedge Accounting

Under AASB 139 "Financial Instruments: Recognition and Measurement" in order to achieve a qualifying hedge, the entity is required to meet the following criteria:

- Identified the type of hedge – fair value or cash flow
- Identify the hedged item or transaction
- Identify the nature of the risk being hedged
- Identify the hedging instrument
- Demonstrate that the hedge has and will continue to be highly effective
- Document the hedging relationship, including the risk management objectives and strategy for undertaking the hedge and how effectiveness will be tested.

Worley currently hedges specific identifiable cash flow transactions with a specific hedge contract. Each transaction is individually documented, reviewed, and measured for effectiveness. It is not expected that there will be a material financial impact as a result of adoption of this standard.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Worley Group Limited, we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the member of the Closed Group identified in Note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board





John Schubert
Chairman
Sydney, 23 August 2004

John Grill
Director

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock
Exchange 10172

Independent audit report to members of Worley Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited (the company) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

Audit opinion

In our opinion, the financial report of Worley Group Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Worley Group Limited and the consolidated entity at 30 June 2004 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Michael Elliott
Partner
Sydney
23 August 2004

CORPORATE INFORMATION

ACN 096 090 158

DIRECTORS

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060.

AUDITORS

Ernst & Young

BANKERS

HSBC Bank Australia Limited

LAWYERS

Freehills
Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080



Worley

FULL YEAR RESULTS
30 June 2004

John Grill, Managing Director & Chief Executive Officer
David Housego, Chief Financial Officer

24-Aug-04



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | POWER, WATER & DEVELOPMENTS



Worley

Background

- **Leading professional services provider to the Energy, Resource and Complex Process Industries**

- **Across all phases of projects**


1
IDENTIFY
Licences
Exploration
Strategic Fit
2
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
3
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
4
EXECUTE
Detailed Design
Construction
Commissioning
5
OPERATE
Maintain
Upgrade

- **Organised into 4 Customer Sector Groups:**

  Hydrocarbons | Minerals, Metals & Chemicals | Industrial & Infrastructure | Power, Water & Developments

- **S&P/ASX 200 – 5 March 2004**



Worley

International Operations

Iraq
Iran
Qatar
UAE
Saudi Arabia
Oman
India
China
Thailand
Malaysia
Brunei
Singapore
Indonesia
Australia
New Zealand
Canada
United States
Trinidad

18 Countries 46 Offices Over 4500 Personnel



Worley

2004 Performance

- EBIT growth of 25.7% to $40.4m
- Record annual net profit of $30.7m, an increase of 18.8%
- Revenue growth of 8.5% to $514.8m
- Net margin increase to 6.0% from 5.5%
- Outstanding performance of Minerals, Metals & Chemicals group
- Positive outlook for 2005
- Improved safety performance



Worley

Significant Wins & Extensions

IDENTIFY 1
Licences
Exploration
Strategic Fit

SELECT 2
Appraisal
Concept Eng'g
Uncertainty Mgt

DEFINE 3
Asset Dev't Plans
Front-end Design
Contract Strategy

EXECUTE 4
Detailed Design
Construction
Commissioning

OPERATE 5
Maintain
Upgrade

Maison Worley → SELECT

SELECT:
- Fortescue Metals Pilbara Iron Ore Project
- Christina Lake Alberta Commercial Project
- Rusal Albaco Dian-Dian Prefeasibility
- Rasgas Offshore Feasibility - Qatar

SELECT – DEFINE:
- BG Trinidad Central Block Facility
- Kufpec Oseil Development - Indonesia

DEFINE:
- Origin Energy Kupe Development
- Woodside Blacktip Development

DEFINE – EXECUTE:
- Worsley DCP
- Qenos SCAL1 Conversion Project
- Orica Yarwun3 AN Expansion
- DNV-CPC Gas Pipeline - Taiwan

EXECUTE:
- Sathorn Road Development - Thailand

EXECUTE – OPERATE:
- PetroCanada Alliance

OPERATE:
- Bayu Undan Engineering Services
- WMC Projects Alliance
- Boyne Smelters Limited EPCM alliance



Worley

Hydrocarbons

- **Solid result for 2004**
  - Revenue $356.0m – 70% of Group total
  - EBIT $36.0m – Margin 10.1%
- **Americas performance strong, particularly 2nd Half**
  - MEG Worley Canada
  - WorleyParsons Energy Services
  - Trinidad

  } 62% Revenue growth
- **South East Asia continued excellent performance in the year**
  - Ranhill Worley profit contribution up 42%
- **Middle East operations delivered mixed result**
  - Iraq contract in line with expectations
  - Saudi Arabia performed in line with expectations
  - Remaining operations below expectations for full year, improved result in final quarter


Saudi Aramco MPP



- **Australia and New Zealand performed well and in line with expectations**
  - Umm Shaif extended FEED for Adma Opco
  - Number of promising Front End jobs underway
  - Woodside performance in line with expectations

Outlook

Hydrocarbons outlook positive

- ***Historically high oil prices***
- ***Increasing demand for gas***
- ***Continued development of major Front End design and EPCM projects***
- ***Ongoing capital expenditure for maintaining and upgrading of major hydrocarbon facilities***



Worley

Minerals, Metals & Chemicals

- **Outstanding result in 2004**
  - Revenue \$94.7m – 42% growth (130% in 2003)
  - EBIT \$14.9m – Margin 15.8%
- **Long term alliance uptake continues**
  - Clear value proposition to clients adopting alliance contracting
  - Ongoing ability to extend services performed within alliance
- **Major project capability in MMC now recognised**
  - Worsley EPCM
  - Aughinish EPCM
  - Sterlite Industries Front End Design
- **Acknowledge alumina expertise**
  - Front End Design
  - EPCM project capability



Worlsley Alumina

Outlook

Positive

- ***Demand for light metals, nickel and iron ore, remains high***
- ***Requirement for both capacity expansions on existing facilities as well as greenfield and associated infrastructure developments – Australia and internationally***
- ***Increasing acceptance of alliance-based contracting***



Worley

Industrial & Infrastructure



- **Solid result for 2004**

  Revenue $33.7m – 23% growth

  EBIT $2.4m – Margin 7.3%

- **Continue to add depth and capability in this sector**

  Geotechnical and environmental areas expanded in 2004

- **Important part of integrated process capability**

  Feasibility evaluation for major projects

- **Major project delivery: process design + supporting infrastructure**

Outlook

- ***Continued growth in non residential construction in Australia***
- ***Growth in key infrastructure sectors of rail and ports and expanding international markets***



- **Commercial operation of Esperance Energy Project**
- **Development Fee recognised 2nd Half Result of 2004 ($1.1m)**
- **Successful first development:**
  - Medium term outlook for EEP is excellent
  - Current intention is to hold equity



Outlook

- ***EEP has excellent prospects for medium term sales which would add significantly to project returns***
- ***Development on the Exmouth Energy Project in 2005 will add to activity level***
- ***Evaluation of other niche development activities in 2005 will continue***



China

- 50% acquisition of MEC Group
  - Will move to 75% over 5 years
- Services to International and Chinese clients
  - Worley process sectors
- In-country project execution and connections
- Access to low cost design services
- Leverage Worley systems, EPCM and alliance capability and network
- Exciting prospects



Worley

Financial Performance

	2002 Proforma Actual	2003 Actual	2004 Actual	2004 Growth
Aggregated Revenue	**$437.8**	**$474.4**	**$514.8**	**8.5%**
EBITDA	$33.5	$41.5	$49.0	18.1%
EBIT	$25.9	$32.1	$40.4	25.7%
Margin %	5.9%	6.8%	7.8%	
Net Profit	**$17.7**	**$25.9**	**$30.7**	**18.8%**
Margin %	4.0%	5.5%	6.0%	
Dividend (cents per share)				
Interim		-	5.5	
Final		5.0	6.5	
Basic Earnings* per share (cents per share)	16.3	20.4	22.9	12.3%
Basic Earnings per share (cents per share)	13.6	18.1	20.6	13.8%
Diluted Earnings per share (cents per share)	12.6	17.8	20.6	15.7%

**(before amortisation of trade name and goodwill)*



	2002 Proforma Actual $'m	2003 Actual $'m	2004 Actual $'m
Summary of cash flows			
Operations	29.7	28.0	13.2
Investing	(6.3)	(6.7)	(13.9)
Financing	(4.2)	(5.3)	(15.7)
Net	**19.2**	**16.0**	**(16.4)**
Ratios/Statistics			
Effective tax rate %	29%	21%	25%
Net franking balance $'m	14.0	11.5	12.6
Net debt	-	-	-
Available facilities $'m	73.6	71.0	71.9
ROE normalised		59%	48%
ROE	26%	23%	24%



Worley

Dividend and Foreign Exchange Impact

Dividend

- Fully franked final dividend 6.5 cents per share
- Payable 30th September 2004
- Franking balance $12.6m (19.7 cents per share)
- Payout ratio of 58%

Foreign Exchange Impact

- USD average rate to AUD

  2004 – 71.12c   2003 – 58.65c

- Negative impact on translation

  Revenue $18.5m

  EBIT $ 1.3m

- Worley continues to reduce effect of higher dollar



In 2004 Worley has made significant progress in achieving its strategic goals and objectives

1. Outstanding Operational and Corporate Performance

- **Improved safety performance**

  LTIFR 0.47 (0.65)

  TRIFR 2.82 (4.24)

- **Earnings growth of 18.8%**
- **Return on equity of 24% (normalised return 48%)**
- **Good corporate governance performance**

  Board assessment 4.2/5; no material events

- **Institutional register is building**
- **Total shareholder return of 48% in 2004. Worley was in the top 50 performing stocks on the ASX**



Worley

Conclusion

2. Long Term Contracts
   - Alliance uptake continues, particularly in Minerals, Metals & Chemicals
   - Iraq reconstruction contract
   - Loss of ESSO retrofit contract
   - Remain on track to deliver 50% of revenue through long term contracts
3. Success in Project Delivery
   - Recognised increase in EPCM capability for Worley across a number of sectors
     - Worsley EPCM
     - Aughinish EPCM
     - CH4 EPCM
   - Capability, systems investment and development of additional resources continued in 2004
   - Outsourcing is key driver for EPCM growth



4. Comprehensive Geographic Presence and Industry Capability
   - International operations and clients now >50% of business
   - Hydrocarbons business now an international business
   - Non Hydrocarbon sectors are moving internationally and are well positioned to accelerate access

5. Identification, Integration and Growth of Value-adding Acquisitions
   - Industry consolidation continues as does the requirement to be able to do more for our clients across all of their operations
   - Recent acquisitions have performed above expectations and have excellent prospects (our process works)
   - China Investment is a significant opportunity for Worley
   - We continue to identify and evaluate opportunities for new business growth that will add to our existing capability and that provide value for our shareholders



Worley

Outlook for 2005

"The outlook for the Worley Group remains strong. We start the new financial year with all of our key markets and sectors having positive conditions, in particular Hydrocarbons and Minerals, Metals & Chemicals.

We are well positioned throughout the business to respond to these opportunities. Subject to conditions remaining reasonable in these markets we expect to deliver a further increase in earnings in 2005.

In addition we continue to identify and evaluate opportunities for new business growth that will add to our existing capability and that provide value for our shareholders."

 Worley

24 August 2004

ASX / Media Release

WORLEY GROUP LIMITED
(ASX: WOR)

WORLEY GROUP ANNOUNCES RECORD PROFIT

Highlights:

- EBIT growth of 25.7 % to $40.4 million
- Record annual net profit of $30.7 million, an increase of 18.8%
- Revenue growth of 8.5% to $514.8 million
- Net margin increase to 6.0% from 5.5%
- Outstanding performance of Minerals, Metals & Chemicals group
- Improved safety performance
- Positive outlook for 2005

Leading professional services company Worley Group Limited today announced a record annual net profit for the year to 30 June 2004 of $30.7m, an increase of 18.8% on the prior year.

Aggregated revenue was $514.8m an increase of 8.5% from the prior year and a record result for the group. EBIT of $40.4m was up 25.7% from the prior year result of $32.1m. The net margin for the group was 6.0%, an increase from the 5.5% achieved in 2003.

Normalised earnings per share (before amortisation) were 22.9 cents per share an increase of 12.3% from the prior year result of 20.4 cents per share. Return on Equity was 24%.

Included in the full year result is an after tax profit of $1.1m relating to the recognition of development fees associated with the commercial operation of the Esperance Energy Project.

Final Dividend:

The directors have declared a fully franked final dividend of 6.5 cents per share (last year 5 cents per share). The dividend will be payable on 30 September 2004 for shareholders on the register as at 21 September 2004. The full year dividend is 12 cents per share and represents a payout ratio of 58%.



Worley

Chief Executive Officer Comment:

The Chief Executive Officer of Worley, Mr John Grill, said the company had delivered another excellent performance in 2004 reflected by significant growth in both revenue and profit and an improved safety performance.

"This was a watershed year for Worley in which the company continued to expand its business with the award of a number of major international projects, ongoing geographic expansion and strong operational performance across the business.

"We remain on track to deliver on our 5 year strategic plan target of greater than 50% revenue from long-term contracts and have been encouraged by our recent successes in securing and delivering alliances in the Minerals, Metals & Chemicals sector.

"During the year Worley's emergence as a leading international provider of major project management and delivery services was recognised with the award of a number of substantial EPCM (Engineering, procurement and construction management) contracts. These included the Iraq contract as well as contracts in the light metals sector for major plant expansions with Worsley Alumina and Aughinish Alumina in Ireland. Our capabilities and systems position us well for similar achievements in the coming year.

"We continue to have success in targeting and integrating acquisitions to access new markets or capabilities. We have a strong track record in this area and are looking forward to continuing this with the recent acquisition of a 50% interest in the MEC Group of China. This gives us a strong foundation for successful growth in this exciting market.

"Our business base is now increasingly diversified across geographic regions with approximately half of our total revenues sourced in our international offices or for international clients executing projects in Australia. The industries we service are global and we now have an increased capability to service them at a global level," he said.

Health, Safety & Environment:

Worley measures safety performance in terms of the frequency of Lost Time Injuries (LTIFR) and Total Recordable Injuries (TRIFR) per million man hours worked. Both these statistical indicators have improved year-on-year. The performance of Worley and its joint ventures in the calendar year 2004 to-date has resulted in an LTIFR of 0.47 (0.65 in 2003) and a TRIFR of 2.82 (4.24 in 2003).

Performance in the areas of health, safety and environment are an important aspect of the company's business. Worley's corporate target in all these areas is zero harm and in 2004 several additional initiatives were established to assist in achieving this target.

 Worley

Finance:

Net Margin improved to 6.0% from 5.5% in 2004. This increase was in part driven by contributions from a number of incentivised contracts where Worley earns an additional margin for meeting key performance conditions previously agreed with clients.

Net cash flow from operating activities was $13.2m (2003 $27.9m).Working capital levels in the business increased in 2004, particularly in the last quarter, due to higher activity levels in the Australian business in particular and funding associated with the Iraq reconstruction project.

The 2004 result also included strong financial performance from associates within the Worley group. Net profit from associates increased by 74% to $9.7m from $5.6m in 2003. Of the $9.7m profits generated in 2004, $1.8m was distributed in the financial year as dividends to the head entity, Worley Group Ltd. We expect additional dividend distributions from associates to be made to the head entity in the ordinary course of business throughout 2005.

Cash outflow from investing activities was $13.9m in 2004 ($6.6m in 2003) with major investments in the Esperance Energy Project ($4.6m), MEG Worley ($3.3m) and Jones & Jones ($1.5m).

The tax rate for the Worley Group in 2004 was 24.7% (2003 21.1%).

The appreciation of the Australian Dollar against the United States Dollar from an average rate of 58.65 cents in 2003 to an average of 71.12 cents in 2004 negatively affected the translation of revenue and EBIT by $18.5m and $1.3m respectively. The effect of this translation was principally in the Hydrocarbons sector.

Sector Highlights:

Hydrocarbons

Aggregated revenue for the Hydrocarbons group was $356m (70% of Group total) up 2.4% from 2003. EBIT for Hydrocarbons was $36.1m with an EBIT margin of 10.1%.

Worley operations in the Americas received a significant boost through the acquisition of 50% of the MacDonald Engineering Group in Calgary, Canada (now MEG Worley Ltd), which has performed to expectations in the year. 2004 also saw the formation of WorleyParsons Energy Services, combining the Houston based upstream Hydrocarbons businesses of both Worley and Parsons Energy & Chemicals Group Inc.

Separately, the Parsons Worley Team, comprising Worley, Parsons Energy & Chemicals Group Inc and Parsons Corporation, is executing a contract for the US

Army Corps of Engineers for restoration of oil infrastructure in the northern region of Iraq. The contract is ongoing and to date has delivered in line with expectations.

Saudi Arabia continues to perform in line with expectations, its performance underpinned by the Maintain Potential Programme contract for Saudi Aramco's offshore facilities. The remaining offices in the Middle East performed below expectations overall, but experienced improved performance in the fourth quarter of the year as a result of operational changes implemented in the year. Our South-East Asian operations continued to deliver strong results with the Ranhill Worley joint venture delivering a 42% growth in contribution to net profit in 2004.

Within the Australian region, the company continued to assist clients with new developments, such as the Blacktip Gas Development (Woodside), Casino Field Development (Santos) and the Kupe Development (Origin Energy). Major project execution in Australia covered the extended front-end engineering design (FEED) for the Umm Shaif development for Adma Opco and an EPCM contract for CH4 Gas coal seam methane development in Queensland, contributing to higher activity levels, particularly in the final quarter of the year.

The company was unsuccessful in its bid to renew the EPC Retrofit Contract with Esso Australia. Work under the existing contract, performed by the Worley-ABB joint venture, will continue through the transition phase until the end of calendar year 2004. Worley personnel currently employed on the contract are being redeployed through the transition phase to support other contracts within the company.

The Transfield Worley joint venture for Woodside, Mobil and operations in New Zealand performed in line with expectations. Worley's involvement in the Bayu Undan development, which extends back to the project feasibility phase, continued with ConocoPhillips awarding a five year contract in July 2004 for the provision of engineering services to support the operations of the offshore facilities.

Outlook

The outlook for the Hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for growth in the Hydrocarbons sector.

Minerals Metals & Chemicals

Worley's Minerals, Metals & Chemicals business continues to grow with aggregated revenue of $94.8m, an increase of 41.7% over 2003 which itself was 130% higher than in 2002. Contribution to EBIT was $14.9m with a margin of 15.8%.

Worley's capabilities as a full project services provider were recognised by its clients this year with the award of EPCM contracts for major expansion projects by Worsley



Alumina and Aughinish Alumina Limited. The group also increased its international coverage through performing front end design for Sterlite Industries in India.

Long term alliance coverage was increased through securing a three year contract with Tomago Aluminium for provision of engineering and project services. Alliances with Worsley Alumina, Western Mining Corporation and Hydro Aluminium continued to deliver strong performance. Our technical capabilities in the aluminium sector were increased through the acquisition of 51% of Jones & Jones, based in Victoria.

Outlook

The outlook for the Minerals, Metals & Chemicals sector remains positive. Demand for light metals remains high driving the requirement for both capacity expansions on existing facilities as well as greenfield and associated infrastructure development evident in the sector both in the Australian and international markets.

The acceptance of alliance based contracting in the sector also presents Worley with additional opportunities to continue to lengthen its revenue profile in 2005.

Industrial & Infrastructure

Worley's Industrial & Infrastructure revenue grew 23% to $33.7m with a contribution to EBIT of $2.4m (2003 $2.6m). A number of initiatives were funded in 2004 that have yet to make a contribution to earnings.

The group increased its capabilities in environmental and geotechnical areas resulting in Worley securing contracts with ChevronTexaco for offshore geotechnical assessment on the Gorgon Gas Development and with the Public Transport Authority of Western Australia on the New MetroRail City Project in Perth.

The Rail and Ports & Harbours operations performed strongly, supporting existing relationships with clients such as Toll (new double stack well wagon project) and Worsley Alumina (design of a new berth at Bunbury port). International coverage has expanded steadily, securing significant structural design contracts in Bangkok and successful delivery of the repowering project for Senoko power station in Singapore.

Worley was appointed by Fortescue Metals in July 2004 to conduct a feasibility study for a major iron ore and infrastructure development project in Western Australia.

Outlook

Expected continued growth in non residential construction in Australia, growth in key infrastructure sectors of rail and ports and expanding international markets provide a positive outlook for the Industrial & Infrastructure group for 2005.

 **Worley**

Power Water & Developments

Aggregated revenue in the Power and Water group was in line with 2003 with a contribution to EBIT of $3.1m. This includes the recognition of development fees associated with the Esperance Energy Project (EEP).

Worley's first infrastructure development, the EEP, commenced commercial operation in March 2004 with the project delivering ahead of expectations. Equity invested or to be invested in the EEP by Worley and its associate Burns & Roe Worley totals $7.0m. Indications from firm offers received by Worley indicate that the value of this equity is significantly ahead of its original investment cost. Additional increase in value is likely over the medium term due to increased economic activity in the Esperance region.

Work continues on the development of the Exmouth Energy Project with financial close expected in the 2005 financial year.

Outlook

The EEP has excellent prospects for improving sales over the medium term which would add significantly to the return that Worley receives on its investment in the project. Development of the Exmouth Energy Project in 2005 will add to the level of activity in Burns & Roe Worley. Evaluation of other niche development activities in 2005 will continue.

Outlook for Worley Group

Commenting on the outlook for the Worley Group, Chief Executive Officer John Grill said:

"The outlook for the Worley Group remains strong. We start the new financial year with all of our key markets and sectors experiencing positive conditions, in particular Hydrocarbons and Minerals & Metals. We are well positioned throughout the business to respond to these opportunities. Subject to conditions remaining reasonable in these markets we expect to deliver a further increase in earnings in 2005.

In addition we continue to see and evaluate opportunities for new business growth that will add to our existing capability and that provide value for our shareholders."

For further information please contact:

John Grill
Chief Executive Officer
Ph: +61 2 8923 6866

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

WORLEY GROUP LIMITED

ACN 096 090 158

PRELIMINARY FINAL REPORT

APPENDIX 4E

FINANCIAL YEAR ENDED 30 JUNE 2004

WORLEY GROUP LIMITED PRELIMINARY FINAL REPORT

FINANCIAL YEAR ENDED 30 JUNE 2004

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			CONSOLIDATED	
		%	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities			375,484	377,743
Less: procurement services revenue [1]			-	(8,251)
Revenue from ordinary activities excluding procurement services revenue			375,484	369,492
Add: share of revenue from associates			152,248	109,859
Less: procurement services revenue			(12,930)	(4,977)
Net revenue from associates			139,318	104,882
Aggregated revenue [2]	**UP**	**8.5**	**514,802**	**474,374**
Earnings before interest and tax (EBIT)	**UP**	**25.7**	**40,425**	**32,149**
Profit before tax	**UP**	**25.8**	**40,736**	**32,394**
Net profit after tax	**UP**	**19.9**	**30,645**	**25,558**
Net profit attributable to members of Worley Group Limited	**UP**	**18.8**	**30,722**	**25,860**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**UP**	**12.3**	**22.9**	**20.4**
Basic earnings per share (cents per share)	**UP**	**13.8**	**20.6**	**18.1**
Diluted earnings per share (cents per share)	**UP**	**15.7**	**20.6**	**17.8**
Net tangible assets per share ($ per share)	**UP**	**37.8**	**0.51**	**0.37**

[1] Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership for part of the year, and formed part of revenue from ordinary activities.

[2] Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, pass through procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of revenue attributable to associates provides additional information to form a true and fair view of the financial performance of Worley.

WORLEY GROUP LIMITED PRELIMINARY FINAL REPORT

FINANCIAL YEAR ENDED 30 JUNE 2004

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Final dividend (cents per share)	6.50	100%
Record date for determining entitlement to dividend	21 September 2004	
Date dividend is to be paid	30 September 2004	

REVIEW OF OPERATIONS

The commentary on the results for the financial year is contained in the press release dated 24 August 2004 accompanying this statement.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

On 1 August 2003, Worley Engineering Pty Limited acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering Company. The Company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2004, Worley Engineering Pty Limited acquired a 50% interest in the MEC Group of China. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients. A total cash consideration of $5.6 million was paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2004 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or

b) The results of those operations in future financial years, or

c) The consolidated entity's state of affairs in future financial years.

AUDIT

This financial report is based on accounts which have been subject to an audit.

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place	North Sydney Harbourview Hotel, 17 Blue Street, North Sydney, NSW 2000
Date	Monday, 15th of November 2004
Time	2.00 PM
Approximate date the annual report will be available	Tuesday, 7th of September 2004

STATEMENTS OF FINANCIAL PERFORMANCE

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Revenue from ordinary activities	2	375,484	377,743
Expenses from ordinary activities			
Staff costs		(244,424)	(243,295)
Reimbursable costs		(41,192)	(42,959)
Depreciation and amortisation expenses	3	(8,576)	(9,320)
Borrowing costs expense		(961)	(362)
Office and administration costs		(26,466)	(32,882)
Other expenses		(22,874)	(22,118)
Share of net profits of associates accounted for using the equity method*	5	9,745	5,587
Profit from ordinary activities before income tax expense		40,736	32,394
Income tax expense relating to ordinary activities	6	(10,091)	(6,836)
Profit from ordinary activities after income tax expense		30,645	25,558
Net loss attributable to outside equity interests		77	302
Net profit attributable to members of Worley Group Limited		30,722	25,860
Net exchange difference on translation of financial reports of foreign controlled entities		(1,487)	(3,662)
Share issue costs		(25)	(6,925)
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"		-	(188)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(1,512)	(10,775)
Total changes in equity other than those resulting from transactions with owners as owners		29,210	15,085
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	1	22.9	20.4
Basic earnings per share (cents per share)	1	20.6	18.1
Diluted earnings per share (cents per share)	1	20.6	17.8

* Share of net profits of associates accounted for using the equity method is after tax

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

		CONSOLIDATED	
	NOTES	2004 $'000	2003 $'000
ASSETS			
Current assets			
Cash assets		24,139	35,428
Receivables		84,448	70,148
Inventories		17,876	10,777
Other financial assets		2,657	1,234
Total current assets		129,120	117,587
Non-current assets			
Investments accounted for using the equity method		27,791	11,713
Other financial assets		139	120
Property, plant and equipment		9,298	11,186
Intangible assets		61,065	61,705
Deferred tax assets	6	8,894	8,139
Other		2,451	211
Total non-current assets		109,638	93,074
TOTAL ASSETS		238,758	210,661
LIABILITIES			
Current liabilities			
Payables		44,234	43,625
Interest bearing liabilities		10,808	3,852
Tax liabilities	6	6,148	4,594
Provisions		24,196	28,531
Total current liabilities		85,386	80,602
Non-current liabilities			
Interest bearing liabilities		315	689
Deferred tax liabilities	6	9,881	7,782
Provisions		2,718	2,926
Total non-current liabilities		12,914	11,397
TOTAL LIABILITIES		98,300	91,999
NET ASSETS		**140,458**	**118,662**
EQUITY			
Contributed equity		108,858	108,883
Reserves	8	(6,078)	(4,591)
Retained profits	8	36,053	13,545
Equity attributable to members of Worley Group Limited		138,833	117,837
Outside equity interests		1,625	825
TOTAL EQUITY		**140,458**	**118,662**

The above statements of financial position should be read in conjunction with the accompanying notes

STATEMENTS OF CASH FLOWS

		CONSOLIDATED	
	NOTES	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		378,213	412,072
Payments to suppliers and employees (inclusive of goods and services tax)		(359,801)	(376,181)
		18,412	35,891
Dividends received		1,808	3,324
Interest received		1,271	607
Borrowing costs paid		(922)	(271)
Income taxes paid		(7,344)	(11,553)
Net cash inflow from operating activities	9	13,225	27,998
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(10,697)	(2,831)
Payments for property, plant and equipment		(3,377)	(4,048)
Proceeds from disposal of property, plant and equipment		130	211
Net cash outflow from investing activities		(13,944)	(6,668)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		-	21,148
Payment of share issue costs		(25)	(6,925)
Repayment of bank loans		(9,418)	(15,500)
Proceeds from bank loans		12,000	8,419
Lease payments		(375)	(774)
Loans made to related parties		(5,422)	-
Loans from related parties repaid		3,439	320
Dividends paid		(15,932)	(12,044)
Net cash outflow from financing activities		(15,733)	(5,356)
NET (DECREASE)/INCREASE IN CASH HELD		(16,452)	15,974
Cash at the beginning of the financial year		32,823	17,989
Cash balances in controlled entities acquired net of overdraft		622	(1,180)
Effects of exchange rate changes on cash		(43)	40
CASH AT THE END OF THE FINANCIAL YEAR	9	**16,950**	**32,823**

The above statements of cash flows should be read in conjunction with the accompanying notes

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or "parent entity") as at 30 June 2004 and the results of all controlled entities for the financial year then ended. Worley and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the financial year during which control existed.

(B) CHANGES IN ACCOUNTING POLICY

Equity Based Compensation Scheme – Performance Rights

Worley has always had a policy of expensing the fair value of performance rights since the inception of the scheme. Previous accounting guidance indicated that the share price variation from date of issue of the performance right to reporting date be taken up in the Statement of Financial Performance as an unrealised gain or loss. Recent accounting guidance on share based payments does not require the recognition of such gains or losses in the current vesting periods. Any variation in share prices after grant date is reflected in contributed equity at the date of settlement of the performance right.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
1 EARNINGS PER SHARE		
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	22.9	20.4
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	143,194,711
Basic earnings per share (cents per share)	20.6	18.1
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	143,194,711
Diluted earnings per share (cents per share)	20.6	17.8
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	149,356,711	145,426,573
2 REVENUE		
REVENUES FROM OPERATING ACTIVITIES		
Services	373,319	367,180
Procurement services	-	8,251
	373,319	375,431
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES		
Interest revenue	1,272	607
Other	893	1,705
	2,165	2,312
Revenue from ordinary activities	375,484	377,743

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
3 PROFIT FROM ORDINARY ACTIVITIES		
Profit from ordinary activities before income tax expense includes the following specific expenses:		
Depreciation of property, plant and equipment	4,082	4,367
Amortisation		
Leasehold improvements	576	845
Plant and equipment under finance leases	304	615
Goodwill	1,694	1,623
Trade name	1,750	1,750
Deferred expenditure	170	120
Total amortisation	4,494	4,953
Total depreciation and amortisation	8,576	9,320

	PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
4 DIVIDENDS		
(A) ORDINARY SHARES		
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.0 cents per ordinary share paid on 13 October 2003	-	7,469
Interim ordinary dividend for the financial year ended 30 June 2004 of 5.5 cents per ordinary share paid on 6 April 2004	8,214	-
Total dividends paid and declared for payment	8,214	19,469

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
(B) FRANKING CREDIT BALANCE		
Franking credits available for subsequent financial years based on a tax rate of 30%	12,619	11,499

The above amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

5 INVESTMENTS IN ASSOCIATES

	OWNERSHIP INTEREST		CONTRIBUTION TO NET PROFIT	
DETAILS OF MATERIAL INTERESTS IN ASSOCIATE ENTITIES ARE AS FOLLOWS	2004 %	2003 %	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
Ranhill Worley Sdn Bhd	49	49	2,215	1,560
Petrocon Arabia Co Limited	50	50	1,488	1,500
Damit Worley Engineering Sdn Bhd	50	50	512	853
I&E Systems Pty Limited	50	50	514	818
Transfield Worley Limited	50	50	768	687
Burns & Roe Worley Pty Limited	50	50	2,488	520
WorleyParsons Energy Services LLC	50	-	1,551	-
MEG Worley Limited	50	-	453	-
Other interests in associated entities *			(244)	(351)
			9,745	5,587

* Incorporates results of associated entities not material on an individual basis.

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
6 INCOME TAX		
The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	40,736	32,394
Income tax calculated at 30%	12,221	9,718
Tax effect of permanent differences		
Share of associates' net profits	(2,924)	(1,676)
Amortisation of goodwill and trade name	1,033	1,039
Legal and professional expenses not deductible	65	143
Provision for support of related entity	(15)	(645)
Additional allowable tax depreciation	(1,300)	(1,341)
Other	(149)	477
Income tax adjusted for permanent differences	8,931	7,715
Research and development concession relating to prior years	(351)	(3,319)
Overprovision in previous financial year	(294)	(97)
International tax rate differential *	1,805	2,537
Income tax expense	10,091	6,836
DEFERRED TAX ASSETS AND LIABILITIES		
Current tax payable	6,148	4,594
Provision for deferred income tax – non-current	9,881	7,782
Future income tax benefit – non-current	8,894	8,139

* represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

TAX CONSOLIDATION

Effective 1 July 2003, for the purposes of income taxation, Worley Group Limited and its eligible 100% owned Australian resident subsidiaries formed a tax consolidated group. The head entity of the tax consolidated group is Worley Group Limited. As a result, Worley Group Limited recognises deferred tax balances and tax liabilities for all entities in the group in addition to its own. Members of the group have entered into a tax sharing arrangement in order to allocate income tax expense to the members on a pro-rata basis. In addition, the agreement provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations.

There has been no material impact to the group on entering tax consolidations. Worley Group Limited has not yet formally notified the Australian Tax Office of its adoption of the tax consolidation regime.

7 CONTROLLED ENTITIES

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired 51% of the issued share capital of Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

During the year, Worley Engineering Pty Limited contributed $0.5 million to acquire a 60% shareholding in Worley Astron Pty Limited. On 17 March 2004, Worley Astron Pty Limited acquired a business with identifiable net assets of $0.5 million and goodwill of $0.4 million.

The fair value of the identifiable net assets acquired is as follows:

	TOTAL $'000
ASSETS	
Cash assets	622
Receivables	1,937
Inventories	57
Other financial assets	66
Property, plant and equipment	329
Deferred tax assets	245
Total assets	3,256
LIABILITIES	
Payables	849
Tax liabilities	325
Provisions	814
Deferred tax liabilities	70
Total liabilities	2,058
Net assets	1,198
Less:	
Outside equity interests	(714)
Goodwill arising on acquisition	1,606
Cash consideration paid	2,090
Net cash effect:	
Cash consideration paid	2,090
Cash included in net assets acquired	(622)
	1,468

	CONSOLIDATED 2004 $'000
8 RESERVES AND RETAINED PROFITS	
Foreign currency translation reserve	(6,078)
Retained profits	36,053
	29,975

(A) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

MOVEMENTS:

Balance as at 1 July 2003	(4,591)
Loss on translation of foreign controlled entities and associates	(1,487)
Balance as at 30 June 2004	(6,078)

(B) RETAINED PROFITS

Balance as at 1 July 2003	13,545
Net profit attributable to members of Worley Group Limited	30,722
Dividends provided for or paid	(8,214)
Balance as at 30 June 2004	36,053

	CONSOLIDATED	
	2004 $'000	2003 $'000
9 NOTES TO THE STATEMENTS OF CASH FLOWS		
(A) CASH AT BANK AND ON HAND		
Cash at bank and on hand	24,139	35,428
The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:		
Balances as above	24,139	35,428
Less: Bank overdrafts	(7,189)	(2,605)
Balance per statements of cash flows	16,950	32,823

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
(B) RECONCILIATION OF OPERATING PROFIT AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES		
Net profit after income tax expense	30,645	25,558
NON-CASH ITEMS		
Depreciation of non-current assets	4,658	4,367
Amortisation of non-current assets	3,917	4,953
Provision for support of related entity	-	(1,650)
Dividends received from associates	1,808	3,324
Share of associates' net profits	(9,745)	(5,587)
Net gain on disposal of investments	-	(29)
Net (gain)/loss on disposal of property, plant and equipment	(8)	82
Finance charges on capitalised leases	38	91
Cash flow adjusted for non-cash items	31,313	31,109
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial year:		
(Increase)/decrease in receivables	(10,384)	7,166
Increase in inventories	(7,042)	(492)
Increase in prepayments	(1,357)	(173)
Increase in other assets	(2,408)	-
(Increase)/decrease in future income tax benefit	(510)	148
Decrease in payables	(116)	(6,555)
Increase/(decrease) in provision for income tax	1,228	(3,899)
Increase in other provisions	2,110	3,597
Increase/(decrease) in provision for deferred tax	2,029	(965)
Exchange rate movement on opening balances	(1,638)	(1,938)
Net cash inflow from operating activities	13,225	27,998

10 SEGMENT INFORMATION

In order to better position Worley for the next phase of its growth, an internal restructure has taken place resulting in 4 primary business segments: Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water. The Hydrocarbons segment now incorporates the Oil & Gas, and Refining, Petrochemicals & Chemicals business units. Prior year comparatives are restated to reflect the current management structure.

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2004	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	243,242	94,793	33,707	1,577	-	-	373,319
Inter-segment sales	927	571	4,145	-	-	(5,643)	-
Total sales revenue	244,169	95,364	37,852	1,577	-	(5,643)	373,319
Share of net profit of associates	7,223	-	-	2,522	-	-	9,745
Other revenue	-	-	-	-	2,165	-	2,165
Total segment revenue	251,392	95,364	37,852	4,099	2,165	(5,643)	385,229
Add: share of associates' revenue	125,683	-	-	26,565	-	-	152,248
Less: procurement revenue	(12,930)	-	-	-	-	-	(12,930)
Less: share of associates' net profit	(7,223)	-	-	(2,522)	-	-	(9,745)
Aggregated revenue	356,922	95,364	37,852	28,142	2,165	(5,643)	514,802
Segment result	36,044	14,949	2,445	3,082	-	-	56,520
Amortisation expense							(3,423)
Unallocated corporate expenses							(12,361)
Profit from ordinary activities before income tax expense							40,736
Income tax expense							(10,091)
Profit from ordinary activities after income tax expense							30,645
Segment assets	96,565	27,943	9,616	8,620	-	-	142,744
Goodwill and trade name							61,065
Unallocated corporate assets							34,949
Consolidated total assets							238,758
Segment liabilities	56,573	13,746	5,459	-	-	-	75,778
Unallocated corporate liabilities							22,522
Consolidated total liabilities							98,300
Investments in associates included in segment assets	19,171	-	-	8,620	-	-	27,791
Acquisition of property, plant and equipment, intangible and other non current assets	4,062	2,527	495	4,630	-	-	11,714
Depreciation and amortisation expense	3,930	356	177	-	-	-	4,463
Unallocated depreciation and amortisation expense							4,113
Total depreciation and amortisation							8,576
Non cash expenses other than depreciation and amortisation	173	-	-	-	-	-	173

10 SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS (CONTINUED)

12 MONTHS TO 30 JUNE 2003	HYDRO-CARBONS $'000	MINERALS, METALS AND CHEMICALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	POWER AND WATER $'000	OTHER $'000	ELIMINA-TIONS $'000	CONSOLIDATED $'000
Sales to external customers	272,266	66,850	27,384	-	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Total sales revenue	281,770	66,850	29,532	-	680	(3,401)	375,431
Share of net profit of associates	4,995	-	-	592	-	-	5,587
Other revenue	-	-	-	-	2,312	-	2,312
Total segment revenue	286,765	66,850	29,532	592	2,992	(3,401)	383,330
Add: share of associates' revenue	80,395	-	-	29,464	-	-	109,859
Less: procurement revenue – controlled	(8,251)	-	-	-	-	-	(8,251)
Less: procurement revenue – associates	(4,977)	-	-	-	-	-	(4,977)
Less: share of associates' net profit	(4,995)	-	-	(592)	-	-	(5,587)
Aggregated revenue	348,937	66,850	29,532	29,464	2,992	(3,401)	474,374
Segment result	39,055	8,468	2,640	592	1,663	-	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Profit from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	78,241	19,390	11,367	2,731	-	-	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							37,227
Consolidated total assets							210,661
Segment liabilities	42,828	9,227	6,187	-	-	-	58,242
Unallocated corporate liabilities							33,757
Consolidated total liabilities							91,999
Investments in associates included in segment assets	8,982	-	-	2,731	-	-	11,713
Acquisition of property, plant and equipment, intangible and other non current assets	4,589	168	223	-	-	-	4,980
Depreciation and amortisation expense	4,022	410	220	-	1,471	-	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non cash expenses other than depreciation and amortisation	144	-	-	-	-	-	144

10 SEGMENT INFORMATION (continued)

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2004	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	299,877	56,208	17,234	373,319
Aggregated revenue	366,330	105,490	42,982	514,802
Segment assets	195,811	33,866	9,081	238,758

12 MONTHS TO 30 JUNE 2003	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICA $'000	TOTAL $'000
Sales to external customers	286,987	61,888	26,556	375,431
Aggregated revenue	341,099	106,719	26,556	474,374
Segment assets	181,209	23,684	5,768	210,661

The consolidated entity provides engineering design, project services, maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments (in Power and Water) and the development and commercialisation of technological innovation.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary segments are Hydrocarbons; Minerals, Metals and Chemicals; Industrial and Infrastructure; and Power and Water.

Geographically, the consolidated entity operates in three predominant segments, Australia and New Zealand; Asia and the Middle East; and America. Outside of Australia, activities are predominantly in the Hydrocarbons segment.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

11 CONTINGENT LIABILITIES

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2004 $'000	12 MONTHS TO 30 JUNE 2003 $'000
GUARANTEES		
The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.		
Bank guarantees outstanding at balance date in respect of financing facilities	2,466	3,196
Bank guarantees outstanding at balance date in respect of contractual performance	19,782	15,924
	22,248	19,120



Worley

16 August 2004

ASX Announcement

WORLEY GROUP LIMITED (ASX: WOR)

CHINA

Worley Group Limited (Worley) and the MEC Group of China (MEC) announce an agreement for Worley to acquire a 50% interest in MEC. The company, to be renamed Maison Worley, will provide a range of comprehensive project design and management services to a wide range of international and Chinese clients in the hydrocarbons, minerals, metals & chemicals, power, industrial & infrastructure and pharmaceuticals sectors.

Maison Worley will be headquartered in Beijing, and will continue to develop MEC's successful China based business which has operations in Shanghai as well as project locations throughout China. Maison Worley also has an established "High Value Low Cost Design Engineering Center" with the technical capability and technology to support clients worldwide.

Maison Worley will provide international and Chinese clients, undertaking projects in China, with a proven track record of successful project delivery. Services offered by the company cover full EPCM capability from initial planning and front end design through to integrated service contracting, operations and maintenance advisory services. MEC's management team and over 300 employees will continue in its present capacity with additional support from Worley's global resources.

Commenting on the announcement Worley's Chief Executive Officer, Mr. John Grill said:

"China is an important market for Worley and a logical development in the increasing internationalisation of our business. The formation of Maison Worley provides us with a strong foundation for successful growth in this exciting market. MEC has a strong business with extensive resources and a rapidly developing technical capability.

Worley has enjoyed a successful track record in China, working with both international and Chinese clients, principally in the hydrocarbons market. The MEC investment will enable us to service all of our industry sectors plus new opportunities in pharmaceuticals. Our model of establishing offices in-country close to our clients' operations, working with local partners and maximising the employment of national staff is well proven."

 **Worley**

Mike Silva, President and one of the founders of the Maison Group commenting on the formation of MEC said:

"Joining forces with Worley represents an excellent opportunity to expand the capabilities we can bring to our existing and future clients. Our knowledge of China, the expertise we presently have and the additional capabilities Worley will bring to us is a perfect match."

The acquisition will be effective July 1, 2004 and is likely to make a positive contribution to Worley's earnings in the 2005 financial year. Consideration paid by Worley was USD $4 million. As part of the agreement Worley will move to acquire an additional 25% interest over a 5 year period.

For further information, please contact:

David Housego
Chief Financial Officer
Ph: 61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 61 2 9955 9899
Mob: 0413 746 949

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	24 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 June 2004
No. of securities held prior to change	Grahame Campbell : 6,992 Grandamico Pty Ltd : 358,150
Class	Ordinary
Number acquired	1,569
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4,583.32
No. of securities held after change	Grahame Campbell : 8,561 Grandamico Pty Ltd : 358,150

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	24 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 June 2004
No. of securities held prior to change	715,309
Class	Ordinary
Number acquired	3,767
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,000.00
No. of securities held after change	719,076

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	24 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 June 2004
No. of securities held prior to change	32,172
Class	Ordinary
Number acquired	1,998
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,833.33
No. of securities held after change	34,170

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	24 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 June 2004
No. of securities held prior to change	Ron McNeilly : 259,535 Laargo Investments Pty Ltd : 10,000
Class	Ordinary
Number acquired	2141
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,250.00
No. of securities held after change	Ron McNeilly : 261,676 Laargo Investments Pty Ltd : 10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	24 March 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	30 June 2004
No. of securities held prior to change	1,231,964
Class	Ordinary
Number acquired	3,140
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,166.67
No. of securities held after change	1,235,104

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	



Fortescue Metals Group Ltd
ACN: 002 594 872
Fortescue House
50 Kings Park Road West Perth
Western Australia 6005
PO Box 910, West Perth, Western Australia 6872

Telephone: + 61 8 9266 0111
Facsimile: + 61 8 9266 0188
Website: www.fmgl.com.au

8 July 2004

The Companies Officer
Australian Stock Exchange Ltd.
Exchange Plaza, 2 The Esplanade
Perth, Western Australia 6000

Dear Sir

MEDIA RELEASE

Please find attached a media release in relation to the appointment of Worley Group Ltd as Definitive Feasibility Study Manager.

Yours sincerely
FORTECUE METALS GROUP LIMITED

Chris Catlow
Company Secretary

NEWS

• RELEASE •

FOR IMMEDIATE RELEASE
8 July, 2004

FORTESCUE METALS APPOINTS WORLEY

FOR $1.85B IRON ORE FEASIBILITY WORK

The fight to free up greater development of Australia's rich iron ore deposits stepped up today with a key appointment by Fortescue Metals Group Ltd ("Fortescue Metals") for its $1.85 billion Pilbara Iron Ore and Infrastructure Project.

Fortescue Metals – the largest holder of iron ore tenements in Western Australia's Pilbara region – said today it had appointed Worley Group Limited ("Worley") as the Definitive Feasibility Study Manager for the project.

"To ensure first iron ore deliveries by the mid 2006-2007 financial year, we are targeting completion of the Definitive Feasibility Studies by the first quarter next year," Fortescue Metals' Chief Executive, Mr Andrew Forrest, said today.

"The appointment of the internationally-respected Worley Group is a significant milestone for the Fortescue Metals' project," Mr Forrest said.

"It not only moves us further towards deregulating the current duopoly in the Pilbara region but also takes Australia a step closer to being more competitive in feeding world markets, particularly China, which is hungry for reliable, long-term cost competitive iron ore suppliers," he said.

Fortescue Metals' Pilbara Project comprises a $450 million mining and processing facility, a new advanced $930 million railway open to all users between the Pilbara and Port Hedland, and the injection of $470 million of new dedicated iron ore loading and berthing facilities at Port Hedland.

Mr Forrest said the Worley appointment to take the project through to the financing stage came as Fortescue Metals continued its political and industry push to break the bottleneck on rail access and dockside capability for iron ore exports held historically in the Pilbara by BHP Billiton and Rio Tinto.

"The duopoly of BHPB and Rio Tinto has seen Australia lose out to competitors such as Brazil, despite that country's higher freight charges to move raw iron ore from the Americas to the Chinese mainland," he said.

Mr Forrest said the appointment of Worley followed an exhaustive and highly competitive tendering process.

Under the appointment, Worley will develop the Definitive Feasibility Studies for Fortescue Metal's flagship mining options, as well as the Pilbara Infrastructure Fund ("PIF") into which the rail and port facilities will be folded, with both companies jointly committed to creating the 'New Force in Iron Ore'.

"Worley's 4,500 strong workforce and our reputation as Australia's largest engineering, mineral processing and infrastructure project service provider, will be a key driver to an attractive credit rating and prompt financial closure for the Fortescue Metals Project," Worley's Chief Executive Officer, Mr John Grill, said today.

"We will be working hard to help Fortescue Metals to bring financial closure to the project by early next year," he said.

Mr Grill said Worley had made a significant effort to win the contract for Fortescue Metals and its associated Pilbara Infrastructure Fund.

Worley has a strong track record in the Pilbara, having undertaken EPCM work in the province on behalf of BHPB Iron ore and Hamersley Iron, feasibility studies on billion dollar projects for Comalco, Queensland Alumina Limited and Alcoa, and extensive EPCM work for major mining ports and their infrastructure.

Fortescue Metals has over 15,000 kilometres of iron ore tenements in the Pilbara. Its Chichester Project alone has some 200 kilometres of iron ore strike length.

"A placement earlier this year by Fortescue Metals was heavily oversubscribed and with strong interest from international engineering, construction, fabrication and financial institutions to increase our capital base, we continue to review options to optimize rapid completion of Fortescue Metals' mines and its associated Pilbara Infrastructure Fund," Mr Forrest said.

Media Contact:

Andrew Forrest
Fortescue Metals Group (FMG)
(08) 9266 0111 / 0402 097 191

Kevin Skinner
Field Public Relations
(08) 8234 9555 / 0414 822 631

Origin energy

To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	29 June 2004
From	Bill Hundy	Pages	3
Subject	**WORLEY AWARDED KUPE FRONT END ENGINEERING DESIGN**		

For your information please find attached an announcement entitled "Worley awarded Kupe Front End Engineering Design".

Regards



Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

ASX Release

29 June 2004

Worley awarded Kupe Front End Engineering Design

Following a competitive tender, Worley has been awarded the contract to perform the Front-end Engineering Design (FEED) for the Kupe development off the Taranaki coast of New Zealand.

Following a thorough evaluation of a number of concepts for the development of the field, the Kupe Joint Venture has selected its preferred option and will now have a FEED performed to better define the engineering parameters that will be used for construction of the offshore platform, pipeline to shore and gas processing facility.

The development will produce 20 Petajoules per annum of sales gas along with 1.6 million barrels per annum of light oil from the second quarter of 2007.

Origin Energy as Operator of the field on behalf of the Joint Venture continues to make good progress with the technical studies associated with the development including:

- Completion of a detailed seabed testing at the platform location
- Completion of a seabed survey to identify a number of potential offshore pipeline routes
- Commencement of discussions with relevant government authorities and local councils to obtain approvals necessary to allow the development to occur
- Negotiations with owners of existing gas processing infrastructure to determine the viability of their providing a service to process the Kupe gas once it comes ashore

The overall cost of the development is expected to be between $350 million and $400 million. This includes the initial capital of $250 million for the construction of the platform, pipeline and gas plant along with the whole-of-life costs for drilling three wells initially, two wells later in the life of the field and then abandonment of the wells at the end of their useful life. At this stage in the engineering, the costs are very approximate.

The Operator reports that everything is on track to provide sufficient technical, environmental and approval information for the Joint Venture to make its decision

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Origin energy

to proceed with the development by June 2005. Subject to an affirmative decision to proceed at that time first gas will be available in the second quarter of 2007. The Kupe Joint Venture comprises:

Origin Energy (Operator)	50%
Genesis Power	31%
New Zealand Oil and Gas	15%
Mitsui New Zealand	4%

For further information please contact:

Geoff Wearne
BassGas General Manager
Phone: (03) 9652 5592
Mobile: 0419 823 390

 **Worley**

16 June 2004

ASX Announcement
WORLEY GROUP LIMITED (ASX: WOR)

WORLEY AWARDED CONTRACT FOR ALUMINA REFINERY EXPANSION

Leading professional services company Worley has been awarded an EPCM (Engineering, Procurement and Construction Management) contract for the production capacity expansion of the Aughinish Alumina Limited refinery.

Aughinish Alumina Limited, a Glencore company, operates the refinery which is located near Limerick in the Republic of Ireland. The project has a capital value of AUD $110m and is designed to increase the production capacity of the refinery by 250,000 tonnes per annum.

Worley will have a project delivery team on site supported by a design team based in Brisbane, Queensland. The contract award follows on from the front end design performed by Worley and will deliver approximately AUD $17m in revenue to Worley.

Commenting on the contract Worley Chief Executive Mr John Grill said:

"This contract reflects highly on Worley's increased ability to deliver major projects in the light metals area and follows the recent USD $192m EPCM contract for Worsley Alumina. We have targeted EPCM contracting as a key competency for Worley and we are delighted to have already made substantial inroads in this area this year".

For further information, please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899
Mob: 0413 746 949

 **Worley**

11 June 2004

ASX Announcement

WORLEY (ASX: WOR)

ESSO EPC Retrofit - Contract Determination

Worley Canada extends operations through Alliance and EPCM contract wins

Worley has been advised by ESSO Australia Pty Ltd that its bid for the EPC Retrofit Contract has been unsuccessful. Work under the existing contract, performed by Worley ABB joint venture, will continue until the end of 2004 as transition arrangements are put in place.

The determination of this contract will not have a material impact on the current financial year but will affect future annual earnings for the company in the order of $2m EBIT.

The Chief Executive Officer of Worley, Mr John Grill, said:

"We are obviously disappointed with the outcome but we will remain focused on performing the remainder of the contract and continue to work with ESSO in the provision of engineering and other services they may require. ESSO has been and remains a key relationship for Worley."

Separately, Worley's Canadian joint venture MEG Worley has been awarded three significant contracts. Together, these contracts will have a materially positive effect on the operations of the joint venture.

The contract for Petro-Canada is for its SAGD (steam assisted gravity drainage) Well Pad project. Under the contract MEG Worley will provide engineering and procurement services in an alliance agreement for a series of Well Pads over a 10 year period.

The first of two contracts for MEG Energy will see MEG Worley provide EPCM services for their Early Production Facilities/Pilot Plant utilising SAGD production technology for the production of heavy oil, with an estimated capital value of approximately $70m. The second contract is for a concurrent significant study for the full scale commercial facility.

Commenting on these developments, Mr John Grill said:

"We are delighted to see the increasing capability of MEG Worley being reflected in the award of these contracts. The award of the alliance contract by Petro-Canada shows that MEG Worley is a credible and capable alliance partner and is focused on growing an increasing share of its revenue under long term contractual arrangements.

 **Worley**

In addition the award of the contracts from MEG Energy recognises the increased capability of MEG Worley for EPCM contracting and will ensure a growing and viable operation in the Canadian Hydrocarbons market.

With oil prices at their current levels production from Canadian tar sands is likely to increase significantly over the next few years and Worley's Canadian joint venture is well positioned to take advantage of this growth."

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899
Mob: 0413 746 949

Australian Securities &
Investments Commission



Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Worley Group Limited

ACN/ABN
096 090 158

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Suzanne Rossiter

ASIC registered agent number (if applicable)

ASIC 28 MAY 2004

Telephone number
02 8923 6875

Postal address
P.O. Box 1812
North Sydney NSW 2059

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
David Housego

Capacity
☑ Director
☐ Company secretary

Signature
[signature]

Date signed
26/05/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
96

Street number and Street name
3 Macquarie Street

Suburb/City: Sydney
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
24/05/04
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, principal place of business, etc.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If the registered office has changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier?

☐ Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☑ **Company officeholder's residential address**

1
Family name: Schubert
Given names: John Michael

Date of birth
11/12/42
[D D] [M M] [Y Y]

Place of birth (town/city): Adelaide
(state/country): SA

2
Family name:
Given names:

Date of birth
 / /
[D D] [M M] [Y Y]

Place of birth (town/city):
(state/country):

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1
Family name:
Given names:

2
Family name:
Given names:

When a member is a company, not a person

1
Company name (only if a member)

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Personal name change
Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Their new name is (provide full given names, not initials)

Family name | Given names

Date of change

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change

Date of change
[D D] / [M M] / [Y Y]



Worley

Macquarie Equities
2004 Emerging Leaders Conference

John Grill

Managing Director & Chief Executive Officer

7 May 2004



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | DEVELOPMENTS



Worley

Agenda

- Overview
- Half-year Results
- Worsley EPCM Contract Award
- Strategy Differentiator 5 – Acquisitions
- Summary and Outlook



- Leading professional services provider to the Energy, Resource and Complex Process Industries
- Across all phases of projects


1
IDENTIFY
Licences
Strategic Fit
2
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
3
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
4
EXECUTE
Detailed Design
Construction
Commissioning
5
OPERATE
Maintain
Upgrade

- Organised into 4 Customer Sector Groups:

  Hydrocarbons | Minerals, Metals & Chemicals | Industrial & Infrastructure | Power, Water and Developments

- S&P/ASX 200 – 5 March 2004



Worley

International Operations

Canada
United States
Trinidad
Iraq
Iran
Qatar
UAE
Saudi Arabia
Oman
India
China
Thailand
Malaysia
Brunei
Singapore
Indonesia
Australia
New Zealand

18 Countries 42 Offices Over 4500 Personnel



Worley

Financial Performance

	Half Year ended 31 Dec 2003	Half Year ended 31 Dec 2002	Full Year 2003
Aggregated Revenue	242.3	235.8	474.4
EBITDA	21.3	20.5	41.5
EBIT	16.6	15.7	32.1
Margin %	6.9%	6.7%	6.8%
Net Profit	12.8	11.5	25.9
Margin %	5.3%	4.9%	5.5%

Impact on first half aggregated revenue of AUD/USD appreciation is a negative $12.1m



Worley

Health, Safety and Environment

- Worley & Joint Ventures - 2003
  - LTIFR – 0.65 (Target <0.5)
  - TRIFR – 4.24 (Target <2.0)
  - 9.2M manhours (expecting to exceed 10M manhours in 2004)
- Worley & Joint Ventures – 2004 YTD
  - LTIFR – 0.47 (Target <0.5)
  - TRIFR – 2.81 (Target <2.0)
- A number of initiatives underway in this area
  - Safety Leadership Program for executive committee
  - Safety management systems rollout to new operations
  - Local safety induction centres, e.g.: Perth
  - Advanced safety audit program



- Differentiators

1. Outstanding Operational & Corporate Performance
2. Focus on Long-term Contracts; Integrated Services Contracts (ISC) and Alliances
3. Success in Project Delivery; Large and Small
4. Comprehensive Geographic Presence and Industry Capability
5. Identification, Integration and Growth of Value-adding Acquisitions
6. Portfolio of Developments



Worley

Differentiator No 3

Success in Project Delivery; Large and Small

 ***projects will always be important***

Objective	Measures
Performance exceeding client expectations	Health, Safety and Environment Schedule Cost Quality > 80% Client satisfaction index
Grow capability for large projects	EPCM $1 billion; major / mega projects



Worley

Why Worley Seeks EPCM Opportunities?

- **Industry support for EPCM**
  - Popular execution model for larger, schedule critical or complex projects
  - Highly utilised within industry sectors Worley services
- **Appropriate risk allocation**
  - Allocated to party most suited to control risk
  - Fits Worley's chosen risk profile
- **Collaborative client relationships**
  - Opportunity to influence clients' business outcomes through integrated relationships
  - Incentivisation potential (KPIs)
- **Revenue growth through additional services**
  - Procurement + construction management services + other
- **Link to asset management**
  - Positioning to follow-on into asset management and integrated services contracts (Phase 5)
  - Lengthen revenue profile



Worsley Alumina Expansion

- EPCM contract awarded for USD192M DCP project
  - Increase refinery output to 3.5Mtpa
  - First in a number of planned refinery projects
  - Brownfields de-bottlenecking project
- 2 year project timeframe
  - Design executed in Perth
  - Site presence in 2nd year
  - Support from Worley Bunbury office
- Build on alliance relationship
  - Incentivised contract
- Further strengthen BHP Billiton relationship
- Alumina depth





- Differentiators

1. Outstanding Operational & Corporate Performance
2. Focus on Long-term Contracts; Integrated Services Contracts (ISC) and Alliances
3. Success in Project Delivery; Large and Small
4. Comprehensive Geographic Presence and Industry Capability
5. Identification, Integration and Growth of Value-adding Acquisitions
6. Portfolio of Developments



Worley

Differentiator No 5

Identification, Integration and Growth of Value-adding Acquisitions



increase geographic footprint; industry depth and capability

Objective	Measures
Identify opportunities, optimise commercial negotiations, due diligence process and business case for merged entity	Expand capability and coverage
Successful implementation of integration and growth plans	Earnings growth Long-term ROI from acquisitions >20%
Divest under-performing businesses	Profitable portfolio of businesses



- History of small – medium size acquisitions
  - Extend technical coverage
  - Geographic coverage
- Majority of opportunities through existing relationships
- Risk reduced
  - Known management & history
  - Known risk profile
  - Acceptable valuation multiples
  - One-on-one negotiations – generally no competitive bidding
- Listing enables Worley to provide exit mechanism for smaller organisations
- Options for acquisitions present frequently



Worley

Expansion Through Acquisitions

Geographic Markets
Additional
Pre-existing
Pre-existing
Additional
Technical / Industry Capability



Worley

Implementation Example
Toussaint & Richardson

- **Background**
  - May 2000
  - Light metals expertise
  - $15m revenue
  - Phase 4 Scope: Detailed Design


TR

- **Strategic Intent**
  - Industry diversification
  - Growth by adding Worley's capabilities – Systems, Alliances/ISCs
  - Growth through Worley's existing geographic spread
- **Performance to date**
  - Minerals, Metals & Chemicals revenue FY03 - $65M
  - Phase 3 to Phase 5
  - Global leader in Alumina / Aluminium
  - Specialist light metals capability
  - Additional growth


Geographic
Technical / Industry



Worley

Implementation Example
Jones & Jones



JONES & JONES
ENGINEERING DESIGN PTY LTD

- **Background**
  - July 2003
  - Aluminium industry capability
  - $6m revenue
  - Phase 4 scope: Detailed Design
- **Strategic Intent**
  - Industry sector diversification
  - Growth by adding Worley's capabilities – Systems, Alliances/ISCs
  - Growth through Worley's existing geographic spread
- **Performance to date**
  - Performance ahead of expectation



Geographic
Technical / Industry



Worley

Implementation Example
Jacobs Construction Management Malaysia (including Protek Engineers)

- **Background**
  - December 2001
  - US company exiting market
  - 20 years Malaysian hydrocarbons experience – onshore and offshore
  - Good relationships, but poor cost / profit performance
- **Strategic Intent**
  - Step change in size of Worley – Malaysia operations
  - Low risk due to exit
  - Build on existing client relationships
- **Performance to date**
  - Driven performance improvements
  - Scale benefits realised
  - Regional hub in Kuala Lumpur


Geographic
Technical / Industry



Worley

Implementation Example
MacDonald Engineering Group



- **Background**
  - August 2003
  - Tar sands / heavy oil experience
  - Nearly 40yrs experience in Canada
  - Canada – 2nd highest proven oil reserves[1]
- **Strategic Intent**
  - Geographic coverage
  - Add technical capability to Hydrocarbons Customer Sector Group
  - Growth by adding Worley's capabilities – Systems, Alliances/ISCs
  - Growth by expanding into other Worley CSGs
- **Performance to date**
  - Performing to expectations


Geographic
Technical / Industry

[1] Source: Energy Information Administration



Worley

Value Adding Acquisitions - Summary

- Will continue to seek acquisitions that:
  - Add technical depth and breadth
  - Increase geographic spread
- Latent financial capacity enables ongoing acquisition of small to mid-size businesses
- Conversion ratio of opportunities 1:3-4
- Low risk strategy
  - Relationship based
  - Key personnel have continued opportunity for participation
- History of financially positive acquisitions



Outlook

- Negative effect of strong Australian dollar
- Positive effect of Iraq contract. Uncertainty as to speed of ramp up.
- Solid increase in long term & alliance contracts
- Worley load in core business sound with good prospects
- Stronger performance in second half.
- Earning growth in full year.



Worley

Macquarie Equities
2004 Emerging Leaders Conference

John Grill

Managing Director & Chief Executive Officer

7 May 2004



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | DEVELOPMENTS

 **Worley**

5 May 2004

ASX Announcement

WORLEY (ASX: WOR)
AWARDED CONTRACT FOR BHP BILLITON

Professional services firm Worley today announced that it has been awarded the EPCM (Engineering, Procurement and Construction Management) contract for BHP Billiton's Worsley Alumina US $192m Development Capital Projects (DCP).

The BHP Billiton Media release describing the project is attached and provides details of the DCP project.

Worley Chief Executive Officer, Mr John Grill, said:

"We are pleased to continue to build our relationship with BHP Billiton and to be involved in this very important asset development with them. This award reflects well on our increased project delivery capability in the light metals area."

Worley, which recently entered the S&P/ASX 200, is a leading provider of design and project services to the energy, resources and complex process industries. The company employs over 4,500 people throughout Australia, Asia Pacific, the Middle East and the Americas. Worley has an established track record of successfully executing major projects for a diverse range of substantial global organisations.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899
Mob: 0413 746 949

bhpbilliton

NEWS RELEASE

Release Time IMMEDIATE

Date 4 May 2004

Number 23/04

BHP BILLITON APPROVES WORSLEY ALUMINA DEVELOPMENT CAPITAL PROJECTS

BHP Billiton today announced the approval of the US$192 million (US$165 million BHP Billiton share) Worsley Alumina Development Capital Projects (DCP) in Australia.

DCP is designed to take advantage of latent capacity in the plant through a series of 28 packages of work. These include additions to the precipitation circuit, additional bauxite residue washing and disposal facilities plus utilities and electrical infrastructure upgrades.

The result will be an increase in alumina production of 250,000 tonnes per annum (215,000 tonnes per annum BHP Billiton share) to a capacity of 3.5 million tonnes per annum (3.01 million tonnes per annum BHP Billiton share). Commissioning and completion of DCP is expected by the first quarter of calendar year 2006 with the resulting production ramp-up to be achieved by the end of the second quarter of calendar year 2006.

President Aluminium, Alex Vanselow said: "The project is a rapid response to meet the strong and growing demand for alumina. The DCP offers attractive economic returns and a solid platform for future expansions at Worsley."

Forward-looking statements

This release contains forward-looking statements about BHP Billiton's development and capital expenditure plans and future production. Words such as "will," "is expected to," "is estimated to" and similar expressions are intended to identify such forward-looking statements. The statements are based on management's current expectations, estimates and projections; are not guarantees of future performance; and are subject to certain risks, uncertainties and other factors, some of which are beyond BHP Billiton's control and are difficult to predict. Certain factors that could cause actual results to differ materially are discussed in the sections entitled "Risk Factors" and "Operating and Financial Review and Prospects - General factors affecting our operating results" included in our annual report on Form 20-F for the fiscal year ended June 30, 2003, which we filed with the US Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, BHP Billiton undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia
Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156
email: Mark.Lidiard@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com



Worley

UBS Emerging Companies Conference

John Grill

Managing Director & Chief Executive Officer

27 April 2004



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | DEVELOPMENTS



Agenda

- Overview
- Half-year Results
- Strategy Differentiator 1 – HSE
- Strategy Differentiator 3 – EPCM Project Execution
- Summary and Outlook



- Leading professional services provider to the Energy, Resource and Complex Process Industries
- Across all phases of projects


1
2
3
4
5
IDENTIFY
Licences
Strategic Fit
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
EXECUTE
Detailed Design
Construction
Commissioning
OPERATE
Maintain
Upgrade

- Organised into 4 Customer Sector Groups:

  Hydrocarbons | Minerals, Metals & Chemicals | Industrial & Infrastructure | Power, Water and Developments

- S&P/ASX 200 – 5 March 2004



Worley

International Operations

Iraq
Iran
Qatar
U.A.E.
Saudi Arabia
Oman
India
China
Thailand
Malaysia
Brunei
Singapore
Indonesia
Australia
New Zealand
Canada
United States
Trinidad

18 Countries 42 Offices Over 4500 Personnel

Financial Performance

	Half Year ended 31 Dec 2003	Half Year ended 31 Dec 2002	Full Year 2003
Aggregated Revenue	242.3	235.8	474.4
EBITDA	21.3	20.5	41.5
EBIT	16.6	15.7	32.1
Margin %	6.9%	6.7%	6.8%
Net Profit	12.8	11.5	25.9
Margin %	5.3%	4.9%	5.5%

Impact on first half aggregated revenue of AUD/USD appreciation is a negative $12.1m



Worley

Strategy

- Differentiators

1. Outstanding Operational & Corporate Performance
2. Focus on Long-term Contracts; Integrated Services Contracts (ISC) and Alliances
3. Success in Project Delivery; Large and Small
4. Comprehensive Geographic Presence and Industry Capability
5. Identification, Integration and Growth of Value-adding Acquisitions
6. Portfolio of Developments



Worley

Differentiator No 1

Outstanding Operational & Corporate Performance

 ***do what we are currently doing as well as possible***

Objective	Measures
Zero harm	LTIFR < 0.5 lost time injury frequency rate per million manhours TRIFR < 2.0 total recordable injury frequency rate per million manhours Health, Safety & Environment systems audit compliance > 85%
Management of risk	No material events
Sustained growth	Continued earnings growth; ROE >20%
Optimised use of capital & debt	Debt / equity 20% - 30%
Corporate governance	Quality and effectiveness of the board

Best in class – people / systems / culture



Heath, Safety and Environment

- Worley & Joint Ventures - 2003
  - LTIFR – 0.65 (Target <0.5)
  - TRIFR – 4.24 (Target <2.0)
  - 9.2M manhours (expecting to exceed 10M manhours in 2004)
- Worley & Joint Ventures – 2004 YTD
  - LTIFR – 0.47 (Target <0.5)
  - TRIFR – 2.81 (Target <2.0)
- The Challenges
  - Keeping it fresh – a daily focus
  - Extending from the office environment to field / asset environment
  - Different cultures, but consistent approach
- Current Initiatives - Examples
  - Safety Leadership Program for executive committee
  - Safety management systems rollout to new operations
  - Local safety induction centres, e.g.: Perth
  - Advanced safety audit program



Worley

Examples of HSE Achievements


LONGFORD PROJECTS
Safety Performance
Total Project Days Worked 1307
Days Worked Since Last TRI 378

Esso

14yrs LTI free
2yrs TRI free



Certificate of Achievement

This is to certify that

Perunding Ranhill Worley Sdn Bhd

providing SMEP with

Engineering Design Services

is herewith verified to have successfully achieved the category of

Level 3

in the SMEP HSE-MS Self Assessment Questionnaire on

29th July 2003

Jon Chadwick
Chairman
HSES Steering Committee

Shell Malaysia

First contractor to achieve Shell HSE Level 3 certification in Malaysia



Saudi Aramco MPP

12 months and 240,000 manhours with zero LTIs



Worley

Iraq RIO



- Safety of our personnel is paramount
- Appropriate measures have been taken
- Personnel are aware of the higher risks
- Our partner has extensive experience in similar repair & continuity projects
- Limited ability to comment on operational aspects of this contract





- Differentiators

1. Outstanding Operational & Corporate Performance
2. Focus on Long-term Contracts; Integrated Services Contracts (ISC) and Alliances
3. Success in Project Delivery; Large and Small
4. Comprehensive Geographic Presence and Industry Capability
5. Identification, Integration and Growth of Value-adding Acquisitions
6. Portfolio of Developments





Worley

Client Base: Global Resource & Energy Sector


ConocoPhillips



ExxonMobil


ارامكو السعودية
Saudi Aramco


قطر للبترول
Qatar Petroleum


CSBP


Origin
energy


ADMA
OPCO




DOW

British Gas

BASF


OPTIMAL


CALTEX





BOC


ORICA

OIL SEARCH LIMITED

epic energy


PTTEP

ESSO

PETRONAS




Worsley Alumina Pty Ltd


Western Power

Santos


BP

RIO TINTO


WMC


Duke Energy®
International


WOODSIDE


bhpbilliton

ChevronTexaco


AKZO NOBEL


UNOCAL 76


ALCOA


Millennium Chemicals



HUNTSMAN


Qenos



Worley

Differentiator No 3

Success in Project Delivery; Large and Small

 ***projects will always be important***

Objective	Measures
Performance exceeding client expectations	Health, Safety and Environment Schedule Cost Quality > 80% Client satisfaction index
Grow capability for large projects	EPCM $1 billion; major / mega projects





Typical Contracting Models

- **EPCM Contracting**

  "The EPCM contractor is an extension of the Owner, executing all contracts and procurement under the name of the Owner and being compensated on either a lump sum or reimbursable basis to perform engineering and management services."

- **Organisations with $1B+ EPCM capability**

Halliburton/KBR	Kvaerner
Foster Wheeler	Bechtel
SNC Lavalin	AMEC
Parsons E&C	Fluor

- **EPC Contracting**

  Single entity responsible for design and construction

  Compensation on lump sum or reimbursable basis

- **Traditional Contracting**

  Engineering contractor to design and specify project

  Separate engagement of construction and installation contractors

  Mix of lump sum and reimbursable



Worley

Industry Contracting Trends



% of contracts
1980
Traditional
EPC
EPCM
Other



% of contracts
1990
Traditional
EPC
EPCM
Other



% of contracts
2000
Traditional
EPC
EPCM
Other

(Worley / Developed Markets)



Worley

EPCM Contracting Model

Client
Contract
Contract
Contract
Construction / Contract Management
Project Management
Engineering Design
Procurement
EPCM Services Provider
Management
Management
Construction & Installation Contractors
Material Supply
Equipment Vendors



Worley Contracting Model Selection – Commercial Factors


Contractor
EPC
EPCM
Owner
Risk Allocation
Lo
EPCM
EPC
Hi
Project Cost Confidence Requirement [1,2]
Contractor
EPC
EPCM
Owner
Cost Contingency Visibility & Control
Lo
EPC
EPCM
Hi
Alignment of Business Objectives

[1] Driven by project finance requirements

[2] EPCM cost performance improved under incentivised contracts



Worley Why Energy & Resource Sectors Seek EPCM Providers

- Well defined project scope not required
- Overlap of detailed design and construction phases
  - Expensive long lead items procured early
- Optimise capital schedule for organisation
- Preference to use relationship (global reach) contractors
  - Consistency in project performance
  - Collaborative KPIs developed
- Client has direct influence on outcome





Worley

Why Worley Seeks EPCM Opportunities?

- **Industry support for EPCM**
  - Popular execution model for larger, schedule critical or complex projects
  - Highly utilised within industry sectors Worley services
- **Appropriate risk allocation**
  - Allocated to party most suited to control risk
  - Fits Worley's chosen risk profile
- **Collaborative client relationships**
  - Opportunity to influence clients' business outcomes through integrated relationships
  - Incentivisation potential (KPIs)
- **Revenue growth through additional services**
  - Procurement + construction management services + other
- **Link to asset management**
  - Positioning to follow-on into asset management and integrated services contracts (Phase 5)
  - Lengthen revenue profile





Worley

Worley's Recent EPCM Projects



CH4
Moranbah CSM Project



Premier Oil
Yetagun Capacity Upgrade



Aughinish Alumina Ltd.
Plant Expansion



Chevron Thailand
MFP Stages 1 & 2



Apache China Corp.
Zhao Dong Development

- Ongoing systems & capability improvements
- Targeted recruitment



Worley

EPCM Summary

- Projects will always be important
- Significant global CAPEX in energy & resource sectors
- More services, everywhere
- Outsourcing trend continuing
- Project delivery offers long term growth prospects



Worley

Outlook

- Negative effect of strong Australian dollar
- Positive effect of Iraq contract. Uncertainty as to speed of ramp up
- Solid increase in long term & alliance contracts
- Worley load in core business sound with good prospects
- Stronger performance in second half
- Earning growth in full year

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Joseph Housego
Date of last notice	5 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	23/3/04 and 24/3/04
No. of securities held prior to change	561,512
Class	Ordinary
Number acquired	
Number disposed	13,335 on 23/3/04 248,177 on 24/3/04 = Total of 261,512
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$42,271.95 (23/4) $776,794.01 (24/3) = Total of $819,065.96
No. of securities held after change	300,000

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market trade**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASIC

Australian Securities & Investments Commission



Change to company details

Form 484 — Corporations Act 2001

Section A

Section A may be lodged independently if no changes are to be notified via Sections B or C.

Use this form to notify ASIC of:

A1 Change of address

A2 Change of name - officeholders or members

A3 Change - ultimate holding company

Related Forms

484 B - appoint/cease officeholders, change to special status

484 C - issue/cancel shares, change share structure and members' register

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Worley Group Ltd

ACN/ ABN

096 090 158

A1 Change of address

This section allows a new address to be applied to one or more purposes (eg registered office and principal place of business). You may copy and attach another Section A1 for each new address.

New address
(A PO Box is only allowed for a member address)

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)

Apartment G06

Street number and Street name

1 Wallace Ave

Suburb/City: Toorak

State/Territory: VIC

Postcode: 3142

Country (if not Australia)

Date of change
For members include date of change to members' register.

Date

01 / 09 / 03
[D D] [M M] [Y Y]

Continues on next page...

Apply address to

(You can apply the new address to one or more of the following — registered office, principal place of business, etc).

Registered office address

A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

☐ **Registered office address**

If registered office changed, does the company occupy the premises?

☐ yes

☐ no

if no, name of occupier

☐ Occupier's consent (Select box to indicate the statement below is correct)

The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

☐ **Principal place of business address**

☑ **Company officeholder's residential address**

1 Family name: McNeilly Given names: Ronald John

Place of birth (town/city) (state/country): Brisbane QLD

Date of birth: 25/07/43 [D D] [M M] [Y Y]

2 Family name: Given names:

Place of birth (town/city) (state/country):

Date of birth: / / [D D] [M M] [Y Y]

Member's address

If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

☐ **Member's address**

1 Family name: Given names:

2 Family name: Given names:

When a member is a company, not a person

Company name (only if a member)

1

ACN/ ARBN/ ABN Country of incorporation (if not Australia)

Company name (only if a member)

2

ACN/ ARBN/ ABN Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

Apply change of name to
The following person (or entity) has changed their name (Select one or more boxes)

☐ Director ☐ Alternate director
☐ Secretary ☐ Member

Personal name change
(eg change by deed poll, marriage. To register a new officeholder go to B1)

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Their previous name was (Provide full given names, not initials)

Family name Given names

Place of birth (town/city) (state/country)

Date of Birth
[D D] / [M M] / [Y Y]

Their new name is (Provide full given names, not initials)

Family name Given names

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
(When a member is a company, not a person, and the company has changed its name)

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**
Company name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**
Company name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name** (date of change not required)
New name
ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Sharon Sills

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

23 / 03 / 04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge



ASIC

Australian Securities & Investments Commission

NBR

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 Change to share structure table
C2 Issue of shares
C3 Cancellation of shares
C4 Changes to members' register

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Worley Group Limited

ACN/ ABN

096 090 158

Is this document being lodged to update the Annual Company Statement that was sent to you?

☑ Yes

☐ No

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	149,356,711	115,635,460	0·00

Earliest date of change

Please indicate the earliest date that any of the above changes occured

1 0 / 0 2 / 0 3 → as advised in Annual Return.
[D D] [M M] [Y Y]

Above is information not captured by ASIC on new system

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- ☐ Redeemed out of profits
- ☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A - S.256E**
- ☐ Single shareholder company
- ☐ Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- ☐ Minimum holding buy-back only
- ☐ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

☐ Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- ☐ Under section 651C, 724(2), 737 or 738
- ☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐☐ / ☐☐ / ☐☐
[D D] [M M] [Y Y]

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member Refer Annexure A.

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name
Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City
State/Territory

Postcode
Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by ... (number)	Shares decreased by ... (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date
[D D] / [M M] / [Y Y]

Date of entry of member's name in register
(New members only)

Date
[D D] / [M M] / [Y Y]

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Sharon Sills

Capacity

- [ ] Director
- [x] Company secretary

Signature

[signature]

Date signed

23 / 03 / 04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

- [ ] Signatory above
- [ ] ASIC registered agent above
- [ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

DX Number

DX City/suburb

Telephone Number



Mail
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

This is the Annexure of 2 pages marked Annexure A referred to in Form 484 Section C signed by me + dated 23 March 2004.

[signature]

Sharon Sills

Clients

Clients / Register Watch / Top Holders

Top Holders

WORLEY GROUP LIMITED **Class** FULLY PAID ORDINARY SHARES 

FULLY PAID ORDINARY SHARES **No. Holders** 20  

As at 22 Mar 2004

#	Holder	Shares / %
1	WILACI PTY LTD <SERPENTINE A/C>	25,712,370
		17.22%
2	LUJETA PTY LTD <THE MARGARET ACCOUNT>	15,822,840
		10.59%
3	J P MORGAN NOMINEES AUSTRALIA LIMITED	10,944,240
		7.33%
4	NATIONAL NOMINEES LIMITED	8,602,429
		5.76%
5	BEHANA PTY LTD <CLARK ACCOUNT>	6,532,960
		4.37%
6	SKIPTAN PTY LTD <THE CUMORAH A/C>	5,829,809
		3.90%
7	SKIPTAN PTY LTD	5,208,522
		3.49%
8	WESTPAC CUSTODIAN NOMINEES LIMITED	3,203,972
		2.15%
9	SUNCORP CUSTODIAN SERVICES PTY LIMITED <AET>	2,593,602
		1.74%
10	FRENCH CONSULTING PTY LTD <FRENCH FAMILY ACCOUNT>	2,544,507
		1.70%
11	QUEENSLAND INVESTMENT CORPORATION	2,499,341
		1.67%
12	JOHN GRILL	2,488,584
		1.67%
13	CITICORP NOMINEES PTY LIMITED <CFSIL CFS WS SMALL COMP A/C>	1,993,670
		1.33%
14	TAYLOR SQUARE DESIGNS PTY LTD	1,938,197
		1.30%
15	ANZ NOMINEES LIMITED	1,778,192

		1.19%
16	ACEPORT PTY LTD	1,701,160
		1.14%
17	IAN HORGAN & PATRICIA HORGAN	1,538,506
		1.03%
18	INMAC ENGINEERING PTY LIMITED	1,458,890
		0.98%
19	UBS PRIVATE CLIENTS AUSTRALIA NOMINEES PTY LTD	1,446,289
		0.97%
20	DAVID M RICHARDSON	1,356,070
		0.91%

> >>|

WORLEY GROUP LIMITED

COMPANY STATEMENT Review Date 2 March 2004

Item 5 - List of members

TOP 20 SHAREHOLDERS as at 22 March 2004

CLASS: ORD / FULLY PAID ORDINARY SHARES

This is the Annexure of 1 page marked Top 20 Shareholders referred to in Item 5 of Form 484 Section C signed by me and dated 23/3/04

Signed: ____________

Sharon Sills

RANK	NAME	ACN/ABN	REGISTERED ADDRESS		TOTAL NO OF SHARES HELD	ARE SHARES FULLY PAID? (Y/N)	ARE SHARES BENEFICIALLY OWNED (Y/N)
1	Wilaci Pty Ltd atf Serpentine Trust	056 679 237	Level 7, 116 Miller Street	North Sydney NSW 2060	25,712,370	Y	N
2	Lujeta Pty Ltd atf Margaret Trust	001 930 865	PO Box 355	St. Leonards NSW 2065	15,822,840	Y	N
3	J P Morgan Nominees Australia Ltd	75 002 899 961	Locked Bag 7, Royal Exchange	Sydney NSW 2001	10,944,240	Y	Y
4	National Nominees Ltd	51 004 278 899	GPO Box 1406 M	Melbourne VIC 3001	6,153,989	Y	Y
5	Behana Pty Ltd atf Clark Trust	002 933 253	Level 7, 116 Miller Street,	North Sydney NSW 2060	6,532,960	Y	N
6	Skiptan Pty Ltd atf The Cumorah Trust	68 009 406 142	97 Goollelal Drive	Kingsley WA 6026	5,829,809	Y	N
7	Skiptan Pty Ltd	68 009 406 142	97 Goollelal Drive	Kingsley WA 6026	5,208,522	Y	Y
8	Westpac Custodian Nominees Ltd	18 002 861 565	50 Pitt Street	Sydney NSW 2000	3,203,972	Y	Y
9	Suncorp Custodian Services Pty Ltd atf AET	85 010 421 931	GPO Box 519	Brisbane QLD 4001	2,593,602	Y	Y
10	French Consulting P/L atf French Family Trust	001 883 290	59-61 Victoria Street	Waverley NSW 2024	2,544,507	Y	N
11	Queensland Investment Corporation	QLD BN16947721	C/- National Nominees Ltd, GPO Box 2242	Brisbane QLD 4001	2,499,341	Y	Y
12	John Grill		44 Lower Serpentine Road	Greenwich NSW 2065	2,488,584	Y	Y
13	Citicorp Nominees Pty Limited atf CFSIL CFS WS Small Companies Trust	000 809 030	GPO Box 764G	Melbourne VIC 3001	1,993,670	Y	Y
14	Taylor Square Designs Pty Ltd	001 540 665	Flat 11, 1 Edward Street	Bondi NSW 2026	1,938,197	Y	Y
15	ANZ Nominees Ltd	96 005 357 568	GPO Box 2842AA	Melbourne VIC 3001	1,778,192	Y	Y
16	Aceport Pty Ltd	13 915 969 430	C/- 43 Doonan Road	Nedlands WA 6009	1,701,160	Y	N
17	Ian Horgan and Patricia Horgan		PO Box 1124	Nedlands WA 6909	1,538,506	Y	N
18	Inmac Engineering Pty Ltd	58 054 686 814	9 Granby Crescent	Nedlands WA 6009	1,458,890	Y	N
19	UBS Private Clients Australia Nominees Pty Ltd	95 004 910 374	GPO Box 1257L	Melbourne VIC 3001	1,446,289	Y	Y
20	David M Richardson		198 Broome Street	Cottesloe WA 6011	1,356,070	Y	Y

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame Campbell
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	11 March 2004
No. of securities held prior to change	Grahame Campbell : 3,937 Grandamico Pty Ltd : 358,150
Class	Ordinary
Number acquired	3,055
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,021.76
No. of securities held after change	Grahame Campbell : 6,992 Grandamico Pty Ltd : 358,150
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John M Green
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	11 March 2004
No. of securities held prior to change	707,976
Class	Ordinary
Number acquired	7,333
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$24,052.24
No. of securities held after change	715,309
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	11 March 2004
No. of securities held prior to change	28,283
Class	Ordinary
Number acquired	3,889
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$12,754.97
No. of securities held after change	32,172
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ron McNeilly
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	11 March 2004
No. of securities held prior to change	Ron McNeilly : 255,369 Laargo Investments Pty Ltd : 10,000
Class	Ordinary
Number acquired	4,166
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,666.04
No. of securities held after change	Ron McNeilly : 259,535 Laargo Investments Pty Ltd : 10,000
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Schubert
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	11 March 2004
No. of securities held prior to change	1,225,853
Class	Ordinary
Number acquired	6,111
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$20,043.54
No. of securities held after change	1,231,964
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non-executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.



ASIC

Australian Securities & Investments Commission



Application to change the review date of a company or registered scheme

IPC

23 MAR 2004

Form 488 — Corporations Act 2001 (Section 345B)

Use this form to apply to change the review date of companies or registered schemes.

To change the review dates of multiple companies or schemes please refer to the Guide.

Company/scheme details

Company/scheme name

Worley Developments Pty Ltd

ACN/ARBN/ARSN/ABN

099 425 911

1 Make an application

If the application is approved, the change will take effect from the next occurrence of the new review date or the existing review date, whichever is sooner. ASIC will not alter the review date unless the application fee is attached.

Multiple Companies or Schemes
Refer to the Guide when applying to change the review dates of multiple companies or schemes.

New review date requested

31 / 01
[D D] [M M]

Indicate the reason for your application to change the review date

Tick one box



☑ Companies: To align with or vary from –

a) the review date of your ultimate holding company; or

(b) the review date of another company with a common ultimate holding company

Ultimate holding company name

ACN/ARBN/ABN

Country of incorporation (if not Australia)

Only required for selection (b)

Company to align with or vary from

Worley Developments Pty Ltd

ACN/ARBN/ABN

099 425 911

Country of incorporation (if not Australia)

Continues on next page...

1 Continued ... Make an application

☐ To align with or vary from the review date of another company with a common officeholder

Name of common officeholder

Family name

Given names

Company to align with or vary from

ACN/ARBN/ABN

Country of incorporation (if not Australia)

☐ **Schemes:** To align with or vary from –

a) the review date of the responsible entity of your scheme; or

b) the review date of another scheme with a common responsible entity

Responsible entity name

ACN/ARBN/ABN

Scheme to align with or vary from

Only required for selection (b)

ARSN

☐ Exceptional circumstances (please state the reason here)

2 Multiple companies or schemes

Use this page to provide details of multiple companies or schemes that are applying for a change to review date.
Refer to the Guide for further clarification.

Company/scheme name	ACN/ARBN/ARSN/ABN	New review date requested
Refer Annexure A (Page 1 of 1)		

Signature

This form must be signed by a current officeholder of the company or responsible entity

Refer to the Guide when applying to vary the review date of multiple companies or schemes.

I certify that the information in this form is true and complete

Name

David Housego   Sharon Sills

Capacity Director   Company Secretary

☐ Director

☐ Company secretary

Signature

[signature]   [signature]

Date signed

19/03/04
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

☐ Signatory above

☐ ASIC registered agent above

☐ Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

DX Number   DX City/suburb

Telephone Number



Mail

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information

Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

Ultimate Holding Company Category

Company	ACN	Proposed New Review Date
Coffs Harbour Resource Recovery Pty Ltd	106 771 519	31 JANUARY
CTR Solutions Pty Ltd	056 893 335	31 JANUARY
Engineering Securities Pty Ltd	065 410 755	31 JANUARY
Fraser Worley Pty Ltd	009 313 008	31 JANUARY
Worley Chemicals & Minerals Pty Ltd	009 009 643	31 JANUARY
Worley Engineering Pty Ltd	008 876 284	31 JANUARY
Worley Financial Services Pty Ltd	099 425 831	31 JANUARY
Worley GPX Pty Ltd	097 705 210	31 JANUARY
Worley Group Ltd	096 090 158	31 JANUARY
Worley Infrastructure Pty Ltd	009 265 927	31 JANUARY
Worley No 2 Pty Ltd	096 097 684	31 JANUARY
Worley Pty Ltd	001 279 812	31 JANUARY
Worley SVC Pty Ltd	084 204 697	31 JANUARY
Worley Technologies Pty Ltd	099 779 496	31 JANUARY
Worley Waste Management Pty Ltd	106 763 188	31 JANUARY



DAVID HOUSEGO
Director of the above 15 companies

Signature

19 March 2004

Date

Company	ACN	Proposed New Review Date
Holbourn Pty Limited	102 927 079	31 JANUARY
Worley Astron Pty Ltd	095 319 592	31 JANUARY
Worley International Infrastructure Pty Ltd	056 615 037	31 JANUARY



SHARON SILLS
Company Secretary of the above 3 companies

Signature

19 March 2004

Date

ASIC registered agent number

7051 15 July 2001 1/1

lodging party or agent name Worley
office, level, building name or PO Box no. Level 7
street number & name 116 Miller Street
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 8923 6866
facsimile (02) 8923 6877
DX number suburb/city

RECEIVED A 10:55

ASS. CASH. PROC. REQ-A REQ-P



Australian Securities & Investments Commission

notification of

• Half Yearly Reports

(to be lodged within 75 days of the end of the accounting period)

form **7051**

(ASX Form 1001)
Corporations Act 2001
285(2), 286(1), 320

IPC
17 MAR 2004

HALF YEARLY REPORTS

Disclosing entity

Please complete A, B or C.

A a company
name Worley Group Limited
A.C.N. 096 090 158

B a body (other than a company)
name
A.R.B.N. (*if applicable*)

C a registered scheme
name
A.R.S.N.

Financial period

from 1/7/2003 to 31/12/2003

Certification

I certify that the attached documents comprise the half yearly reports together with every other document that is required to be lodged with the reports by a disclosing entity under the Corporations Act 2001.

Signature

This form is to be signed by:
if a company or a body: a director or secretary or the equivalent
if a registered scheme: a director or secretary of the responsible entity acting in that capacity

name of responsible entity
A.C.N
name of person signing (print) Sharon Sills capacity Secretary

sign here [signature] date 15/3/2004

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form
Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

WORLEY GROUP LIMITED

ABN 17 096 090 158

HALF-YEAR REPORT

APPENDIX 4D

PERIOD ENDED 31 DECEMBER 2003

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			Consolidated	
			Half-year	
		%	2003 $'000	2002 $'000
Revenue from ordinary activities			178,555	193,636
Less: procurement services revenue*			-	(8,251)
Revenue from ordinary activities excluding procurement services revenue			178,555	185,385
Add: share of revenue from associates			72,239	50,414
Less: procurement services revenue*			(8,459)	-
Net revenue from associates			63,870	50,414
Aggregated revenue**	**UP**	**2.8**	**242,335**	**235,799**
Earnings before interest and tax (EBIT) #	**UP**	**5.7**	**16,578**	**15,685**
Profit before tax	**UP**	**7.1**	**16,813**	**15,700**
Net profit after tax	**UP**	**9.4**	**12,762**	**11,665**
Net profit attributable to members of Worley Group Limited	**UP**	**10.8**	**12,772**	**11,525**
Basic earnings per share before amortisation of goodwill and trade name (cents per share) ##	**UP**	**1.0**	**9.7**	**9.6**
Basic earnings per share (cents per share) ##	**UP**	**2.4**	**8.6**	**8.4**
Diluted earnings per share (cents per share) ##	**UP**	**2.4**	**8.6**	**8.4**
Net tangible assets per share ($ per share)	**UP**	**13.5**	**0.42**	**0.37**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership and formed part of revenue from ordinary activities.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of the revenue attributable to associates provides additional information to form a true and fair view of the underlying business growth of Worley.

EBIT includes $4.4m share of net profits of associates accounted for using the equity method which is after tax.

Earnings per share comparatives are impacted by additional shares issued during the Initial Public Offering ("IPO") in November 2002. Weighted average number of shares 1st half 2004 is 149.4m (2003 - 137.1m).

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Interim dividend (cents per share):		
6 months to 31 December 2003	5.5	5.5
6 months to 31 December 2002	Nil	Nil
Record date for determining entitlement to dividend	22 MARCH 2004	
Date dividend is to be paid	6 APRIL 2004	

REVIEW OF OPERATIONS

Commentary on the results for the half-year is contained in the press release dated 27 February 2004, accompanying this statement.

REVIEW

This financial report is based on accounts which have been subject to review.

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled ("Worley" or the "Group") at the end of, or during the half-year ended 31 December 2003.

DIRECTORS

The following persons were directors of Worley Group Limited throughout the entire half-year and until the date of this report:

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

PRINCIPAL ACTIVITIES

During the financial period, the principal activities of the Group consisted of:

(a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Minerals, Metals & Chemicals
- Industrial & Infrastructure
- Power & Water;

(b) provision of maintenance and reliability support services to these sectors;

(c) infrastructure developments; and

(d) development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

REVIEW OF OPERATIONS

The consolidated net profit of the Group for the half-year ended 31 December 2003, after income tax expense and outside equity interests, was $12.8 million. Aggregated revenue for the period was $242.3 million, and statutory revenue was $178.6 million.

Statutory revenue is 7.8% lower in the first half of 2004 as compared with the first half of 2003, partly due to procurement activities for the WABB joint venture now being conducted in an associate in which Worley has a 50% interest. Worley share of current period procurement revenue is $8.5 million. In the prior period, Worley share of procurement activities of $8.2 million were conducted in the joint venture partnership.

The income tax expense for the period is $4.1 million. The overall tax rate of 24.1% is lower than the 2003 first half effective tax rate of 25.7%, reflecting higher profits from associates partly offset by a lower research and development concession. Share of net profits of associates accounted for using the equity method in the consolidated statements of financial performance is after tax.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

On 1 August 2003, Worley Engineering Pty Limited also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.



John Schubert
Chairman

Sydney, 27 February 2004

STATEMENTS OF FINANCIAL PERFORMANCE

		Consolidated	
		Half-year	
	Notes	2003 $'000	2002 $'000
Revenue from ordinary activities	2	178,555	193,636
Expenses from ordinary activities			
Staff costs		(121,624)	(120,664)
Reimbursable costs		(11,416)	(30,750)
Depreciation and amortisation expenses	3	(4,705)	(4,839)
Borrowing costs		(132)	(563)
Office and administration costs		(13,717)	(13,950)
Other expenses		(14,586)	(9,925)
Share of net profits of associates accounted for using the equity method*	5	4,438	2,755
Profit from ordinary activities before income tax expense		16,813	15,700
Income tax expense relating to ordinary activities	6	(4,051)	(4,035)
Profit from ordinary activities after income tax expense		12,762	11,665
Net loss/(profit) attributable to outside equity interests		10	(140)
Net profit attributable to members of Worley Group Limited		12,772	11,525
Net exchange difference on translation of financial reports of foreign controlled entities	8	(3,409)	(125)
Share issue costs		(25)	(5,804)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(3,434)	(5,929)
Total changes in equity other than those resulting from transactions with owners as owners		9,338	5,596
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	1	9.7	9.6
Basic earnings per share (cents per share)	1	8.6	8.4
Diluted earnings per share (cents per share)	1	8.6	8.4

* Share of net profits of associates accounted for using the equity method is after tax.

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

	Notes	Consolidated 31 December 2003 $'000	Consolidated 30 June 2003 $'000
ASSETS			
Current assets			
Cash assets		24,388	35,428
Receivables		70,824	70,148
Inventories		13,557	10,777
Other financial assets		2,457	1,234
Total current assets		111,226	117,587
Non-current assets			
Investments accounted for using the equity method		17,892	11,713
Other financial assets		143	120
Property, plant and equipment		9,983	11,186
Intangible assets		61,513	61,705
Deferred tax assets		7,812	8,139
Other		644	211
Total non-current assets		97,987	93,074
TOTAL ASSETS		209,213	210,661
LIABILITIES			
Current liabilities			
Payables		37,731	43,625
Interest bearing liabilities		3,764	3,852
Tax liabilities		6,780	4,594
Provisions		22,887	28,531
Total current liabilities		71,162	80,602
Non-current liabilities			
Interest bearing liabilities		667	689
Deferred tax liabilities		6,803	7,782
Provisions		2,401	2,926
Total non-current liabilities		9,871	11,397
TOTAL LIABILITIES		81,033	91,999
NET ASSETS		128,180	118,662
EQUITY			
Contributed equity		108,858	108,883
Reserves	8	(8,000)	(4,591)
Retained profits	8	26,317	13,545
Equity attributable to members of Worley Group Limited		127,175	117,837
Outside equity interests		1,005	825
TOTAL EQUITY		128,180	118,662

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

	Notes	Consolidated Half-year 2003 $'000	Consolidated Half-year 2002 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		186,054	208,794
Payments to suppliers and employees (inclusive of goods and services tax)		(178,945)	(193,581)
		7,109	15,213
Dividends received		-	332
Interest received	2	367	578
Borrowing costs paid		(127)	(502)
Income taxes paid		(2,668)	(6,559)
Net cash inflow from operating activities		4,681	9,062
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(4,658)	(3,875)
Payments for purchase of property, plant and equipment		(1,723)	(2,250)
Proceeds from disposal of property, plant and equipment		112	117
Net cash outflow from investing activities		(6,269)	(6,008)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		-	21,148
Payment of share issue costs		(25)	(2,606)
Repayment of bank loans		(238)	(15,500)
Proceeds from bank loans		-	8,000
Lease payments		(414)	(452)
Dividends paid pre IPO		-	(12,000)
Dividends paid post IPO	4	(7,469)	-
Dividends paid to outside equity interests		(78)	(123)
Net cash outflow from financing activities		(8,224)	(1,533)
NET (DECREASE)/INCREASE IN CASH HELD		(9,812)	1,521
Cash at the beginning of the financial period		32,823	17,989
Effects of exchange rate changes on cash		(1,623)	(97)
CASH AT THE END OF THE FINANCIAL PERIOD	9	21,388	19,413

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of Worley Group Limited as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by Worley Group Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of preparation

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent throughout the Group.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Worley as at 31 December 2003 and the results of all controlled entities for the financial period then ended. Worley and its controlled entities together are referred to in this financial report as the Group. The effects of all transactions between entities in the Group are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial period, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial period, its results are included for that part of the financial period during which control existed.

(c) Changes in accounting policy

The accounting policies have been consistently applied by Worley and are consistent with those applied in the 30 June 2003 Annual Report.

	Consolidated	
	Half-year	
	2003 $'000	2002 $'000

1 EARNINGS PER SHARE

	2003	2002
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	9.7	9.6
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	137,133,180
Basic earnings per share (cents per share)	8.6	8.4
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	137,133,180
Diluted earnings per share (cents per share)	8.6	8.4
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	149,356,711	137,133,180

2 REVENUE

	2003 $'000	2002 $'000
Revenues from operating activities		
Services	177,400	192,419
Revenues from outside the operating activities		
Interest revenue	367	578
Other	788	639
	1,155	1,217
Revenue from ordinary activities	178,555	193,636

3 PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax expense includes the following specific expenses:

	Consolidated Half-year 2003 $'000	Consolidated Half-year 2002 $'000
Depreciation of plant and equipment	2,136	2,151
Amortisation:		
Leasehold improvements	283	580
Plant and equipment under finance leases	320	296
Goodwill and trade name	1,712	1,681
Deferred expenditure	254	131
Total amortisation	2,569	2,688
Total depreciation and amortisation expenses	4,705	4,839

4 DIVIDENDS

	Parent Entity Half-year 2003 $'000	Parent Entity Half-year 2002 $'000
Details of dividends in respect of the half-year are as follows:		
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share paid on 13 October 2003	7,469	-
Total dividends paid and declared for payment	7,469	12,000

All dividends paid and declared for payment are fully franked.

Since the end of the half-year, the directors have declared an interim dividend of 5.50 cents per fully paid ordinary share, fully franked based on tax paid at 30%. In accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed interim dividend of $8,214,619 is not recognised as a liability as at 31 December 2003.

	Consolidated 31 December 2003 $'000	Consolidated 30 June 2003 $'000
Franking credit balance		
Franking credits available for subsequent financial years based on a tax rate of 30%	8,017	11,499

5 INVESTMENTS IN ASSOCIATES

	Ownership interest		Contribution to net profit	
	Half-year		Half-year	
Details of material interests in associates are as follows:	**2003 %**	**2002 %**	**2003 $'000**	**2002 $'000**
Ranhill Worley Sdn Bhd	49	49	1,966	574
Petrocon Arabia Co Limited	50	50	705	957
Damit Worley Engineering Sdn Bhd	50	50	200	643
I&E Systems Pty Limited	50	50	395	217
Transfield Worley Limited	50	50	330	401
Burns & Roe Worley Pty Limited	50	50	875	105
Other interests in associates*			(33)	(142)
			4,438	2,755

* Incorporates results of associates not material on an individual basis.

On 1 August 2003, Worley acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest. The results for the half-year are not material to the Group and as such are not disclosed separately.

6 INCOME TAX

	Consolidated	
	Half-year	
	2003 $'000	2002 $'000
The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:		
Profit from ordinary activities before income tax expense	16,813	15,700
Income tax calculated at 30%	5,044	4,710
Tax effect of permanent differences:		
Share of associates' net profits	(1,332)	(826)
Amortisation of goodwill and trade name	513	504
Additional allowable tax depreciation	(629)	(896)
Reversal of provision for support of related entity	42	(270)
Other	124	46
Income tax adjusted for permanent differences	3,762	3,268
Research and development concession relating to prior period	(60)	-
Underprovision in previous financial period	203	-
International tax rate differential*	146	767
Income tax expense	4,051	4,035

* Represents income tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

Tax consolidation legislation

Legislation to allow groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for tax purposes was substantively enacted on 21 October 2002.

At the date of this report, the directors have not been required to elect whether or not companies within the Group will enter the tax consolidation system from 1 July 2003. Whilst the Group has not finalised the assessment of the financial impact of entering tax consolidation, the impact of any adjustments required to the financial statements is not expected to be significant, should the directors elect to enter tax consolidation from that date.

7 ACQUISITION OF CONTROLLED ENTITY

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired 51% of the issued share capital of Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

The fair value of the identifiable net assets acquired is as follows:

	$'000
Assets	
Cash assets	258
Receivables	1,937
Inventories	56
Other financial assets	66
Property, plant and equipment	194
Deferred tax assets	245
Total assets	2,756
Liabilities	
Payables	795
Tax liabilities	325
Provisions	814
Deferred tax liabilities	70
Total liabilities	2,004
Net assets	752
Less:	
Outside equity interests	(368)
Goodwill arising on acquisition	1,187
Cash consideration paid	1,571
Net cash effect:	
Cash consideration paid	1,571
Cash included in net assets acquired	(258)
Cash paid for purchase of controlled entity as reflected in consolidated statements of cash flows	1,313

8 RESERVES AND RETAINED PROFITS

	Consolidated	
	31 December 2003 $'000	30 June 2003 $'000
Foreign currency translation reserve	(8,000)	(4,591)
Retained profits	26,317	13,545
	18,317	8,954

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Balance at 1 July 2003	(4,591)
Loss on translation of foreign controlled entities and associates	(3,409)
Balance at 31 December 2003	(8,000)

(b) Retained profits

Balance at 1 July 2003	13,545
Net profit attributable to members of Worley Group Limited	12,772
Balance at 31 December 2003	26,317

9 NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated Half-year 2003 $'000	Consolidated Half-year 2002 $'000
(a) Cash at bank and on hand	24,388	24,535

The above figures are reconciled to cash at the end of the financial period as shown in the statements of cash flows as follows:

	2003 $'000	2002 $'000
Balances as above	24,388	24,535
Less: Bank overdrafts	(3,000)	(5,122)
Balance per statements of cash flows	21,388	19,413

(b) Reconciliation of profit from ordinary activities after income tax expense to the net cash inflow from operating activities

	2003 $'000	2002 $'000
Profit from ordinary activities after income tax expense	12,762	11,665
Non-cash items		
Depreciation of non-current assets	2,136	2,151
Amortisation of non-current assets	2,569	2,688
Dividends received from associates	-	332
Share of associates' net profits	(4,438)	(2,755)
Net loss on disposal of property, plant and equipment	-	6
Finance charges on capitalised leases	5	61
Cash flow adjusted for non-cash items	13,034	14,148
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial period		
Increase in prepayments	(1,157)	(463)
Decrease/(increase) in future income tax benefit	571	(686)
Increase in inventories	(2,725)	(1,638)
Decrease/(increase) in receivables	573	(94)
Decrease in trade creditors	(2,048)	(3,193)
Increase/(decrease) in provision for income tax	1,861	(669)
Decrease in provision for deferred tax	(1,049)	(1,169)
(Decrease)/increase in other provisions	(4,379)	2,826
Net cash inflow from operating activities	4,681	9,062

10 SEGMENT INFORMATION

In order to better position Worley for the next phase of its growth, an internal restructure has taken place resulting in three primary business segments: Hydrocarbons; Minerals, Metals & Chemicals; and Industrial & Infrastructure. The Hydrocarbons segment now incorporates the Oil & Gas, and Refining, Petrochemicals & Chemicals business units. Prior period comparatives are restated to reflect the current management structure.

Primary reporting – business segments

6 months to 31 December 2003	Hydrocarbons	Minerals, Metals & Chemicals	Industrial & Infrastructure	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from services to external customers	123,834	36,816	16,750	-	-	177,400
Inter-segment sales	226	162	732	-	(1,120)	-
Services revenue	**124,060**	**36,978**	**17,482**	-	**(1,120)**	**177,400**
Share of net profit of associates	3,563	-	875	-	-	4,438
Other revenue	788	-	-	367	-	1,155
Total segment revenue	**128,411**	**36,978**	**18,357**	**367**	**(1,120)**	**182,993**
Add: share of revenue of associates	52,841	-	19,398	-	-	72,239
Less: procurement services revenue	(8,459)	-	-	-	-	(8,459)
Less: share of net profit of associates	(3,563)	-	(875)	-	-	(4,438)
Aggregated revenue	**169,230**	36,978	36,880	367	(1,120)	**242,335**
Segment result	18,798	5,658	2,160	-	-	26,616
Amortisation expense (intangibles)						(1,712)
Unallocated expenses						(8,091)
Profit from ordinary activities before income tax expense						16,813
Income tax expense						(4,051)
Profit from ordinary activities after income tax expense						**12,762**

10 SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments

6 months to 31 December 2002	Hydrocarbons	Minerals, Metals & Chemicals	Industrial & Infrastructure	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from services to external customers	154,862	26,956	10,601	-	-	192,419
Less: procurement services revenue	(8,251)	-	-	-	-	(8,251)
Inter-segment sales	626	-	348	-	(974)	-
Services revenue	**147,237**	**26,956**	**10,949**	-	**(974)**	**184,168**
Share of net profit of associates	2,486	-	269	-	-	2,755
Other revenue	639	-	-	578	-	1,217
Total segment revenue	**150,362**	**26,956**	**11,218**	**578**	**(974)**	**188,140**
Add: share of revenue of associates	39,354	-	11,060	-	-	50,414
Less: share of net profit of associates	(2,486)	-	(269)	-	-	(2,755)
Aggregated revenue	**187,230**	**26,956**	**22,009**	**578**	**(974)**	**235,799**
Segment result	20,445	3,478	1,185	-	-	25,108
Amortisation expense (intangibles)						(1,681)
Unallocated expenses						(7,727)
Profit from ordinary activities before income tax expense						15,700
Income tax expense						(4,035)
Profit from ordinary activities after income tax expense						**11,665**

11 CONTINGENT LIABILITIES

Guarantees

The Group is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	Consolidated	
	31 December 2003 $'000	30 June 2003 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	6,358	3,196
Bank guarantees outstanding at balance date in respect of contractual performance	14,069	14,399
	20,427	17,595

The Group is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the Group is adequately provided in respect of these claims.

12 SUBSEQUENT EVENTS

The Parsons Iraq Joint Venture was awarded the Restoration of Iraq Oil Infrastructure Contract on 16 January 2004 by the US Army Corps of Engineers. Worley is part of a consortium with Parsons Corporation Inc and Parsons Energy & Chemicals Group Inc, responsible for the execution of the contract. Worley had an initial 35% economic interest in the consortium, which has subsequently been increased to 37.5%. The value of the contract is for a minimum of US$0.5 million to a maximum of US$800 million.

Effective 1 January 2004, North American Worley subsidiary Worley International Inc entered into a 50:50 joint venture with Parsons Energy & Chemicals Group Inc. The joint venture is called Worley Parsons Energy Services. This joint venture combines the US upstream oil and gas, and pipeline services businesses of both Worley International Inc and Parsons Energy & Chemicals Inc.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Worley Group Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

(i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date; and

(ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board



John Schubert
Chairman



John Grill
Director

Sydney, 27 February 2004

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box [illegible]
Sydney NSW 2001

Tel 61 2 9248 [illegible]
Fax 61 2 9248 [illegible]
DX Sydney Stock
Exchange 10172

Independent review report to members of Worley Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited, for the period ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Worley Group Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Worley Group Limited at 31 December 2003 and of its performance for the period ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Michael Elliot
Partner
Sydney

27 February 2004

CORPORATE INFORMATION

WORLEY GROUP LIMITED
ABN 17 096 090 158

DIRECTORS

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

BANKERS

HSBC Bank Australia Limited
HSBC Bank plc

AUDITORS

Ernst & Young

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces March 2004 Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 5, 2004— Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on March 19, 2004 the following constituent additions and deletions will take place in the S&P/ASX 50, S&P/ASX 200 and S&P/ASX 300 indices.

S&P/ASX 20

NO CHANGES

S&P/ASX 50

ADDITION

CODE	NAME
NCM	NEWCREST MINING LIMITED

REMOVAL

CODE	NAME
SRP	SOUTHCORP LIMITED

S&P/ASX 100

NO CHANGES

S&P/ASX 200

ADDITIONS

CODE	NAME
ALH	AUSTRALIAN LEISURE AND HOSPITALITY GROUP
GSACA	GALILEO SHOPPING AMERICA TRUST
IFL	IOOF HOLDINGS LIMITED
MDT	MACQUARIE DDR TRUST
MXGCA	MULTIPLEX GROUP
RCL	REPCO CORPORATION LIMITED
WOR	WORLEY GROUP LIMITED

REMOVALS

CODE	NAME
AHD	AMALGAMATED HOLDINGS LIMITED
ASB	AUSTAL LIMITED
GHG	GRAND HOTEL GROUP
GGL	THE GRIBBLES GROUP LIMITED
PRT	PRIME TELEVISION LIMITED
SKE	SKILLED ENGINEERING LIMITED
TEM	TEMPO SERVICES LIMITED

S&P/ASX 300

ADDITIONS

CODE	NAME
AVV	AAV LIMITED
LEP	ALE PROPERTY GROUP
ALH	AUSTRALIAN LEISURE & HOSPITALITY GROUP
AVJ	AVJENNINGS HOMES LIMITED
BOL	BOOM LOGISTICS LIMITED
GSACA	GALILEO SHOPPING AMERICA TRUST
IIN	IINET LIMITED
IVC	INVOCARE LIMITED
IFL	IOOF HOLDINGS LIMITED
JBH	JB HI-FI LIMITED
KZL	KAGARA ZINC LIMITED
LYC	LYNAS CORPORATION LIMITED
MAH	MACMAHON HOLDINGS LIMITED
MDT	MACQUARIE DDR TRUST
MPM	MPI MINES LIMITED
MUL	MULTIEMEDIA LIMITED
MXGCA	MULTIPLEX GROUP
PSV	PERSEVERANCE CORPORATION LIMITED
PSD	PSIVIDA LIMITED
RDF	REDFLEX HOLDINGS LIMITED
REP	REPCO CORPORATION LIMITED
SAI	SAI GLOBAL LIMITED
SMY	SALLY MALAY MINING LIMITED
SDG	SUNLAND GROUP LIMITED
VLL	VILLAGE LIFE LIMITED
VTI	VIROTEC INTERNATIONAL LIMITED
WSA	WESTERN AREAS NL

REMOVALS

CODE	NAME
ACF	ACUMEN CAPITAL PROPERTY SECURITIES FUND
ALK	ALKANE EXPLORATION LIMITED
ALU	ALTIUM LIMITED
ANMNA	AUSTRALIAN MAGNESIUM CORPORATION LIMITED (Loan Stapled Securities)
HTA	HUTCHISON TELECOMMUNICATIONS (AUSTRALIA) LIMITED
LOK	LOOKSMART LIMITED
MXL	MXL LIMITED
QCH	QUEENSLAND COTTON HOLDINGS LIMITED
SRI	SIPA RESOURCES LIMITED
SGS	STARGAMES LIMITED

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 5000 employees located in 20 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com.au.

For more information contact:

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

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(61) 3 9631 2152 Tel



Worley

HALF YEAR RESULTS
31st December 2003

John Grill, Managing Director & Chief Executive Officer
David Housego, Chief Financial Officer

27-Feb-04

HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | DEVELOPMENTS



Worley

Background

- **Leading professional services provider to the Energy, Resource and Complex Process Industries**
- **Across all phases of projects**



1
IDENTIFY
Licences
Exploration
Strategic Fit
2
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
3
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
4
EXECUTE
Detailed Design
Construction
Commissioning
5
OPERATE
Maintain
Upgrade

- **ASX listing – 28 November 2002 - $1.75**
- **Organised into 4 Customer Sector Groups:**

Hydrocarbons | Minerals, Metals & Chemicals | Industrial & Infrastructure | and Developments



Worley

International Operations

Canada
United States
Trinidad
Iraq
Iran
Qatar
UAE
Saudi Arabia
Oman
India
China
Thailand
Malaysia
Brunei
Singapore
Indonesia
Australia
New Zealand

18 Countries 42 Offices Over 4500 Personnel



Worley

Financial Performance

	Half Year ended 31 Dec 2003	Half Year ended 31 Dec 2002	Full Year 2003
Aggregated Revenue	242.3	235.8	474.4
EBITDA	21.3	20.5	41.5
EBIT	16.6	15.7	32.1
Margin %	6.9%	6.7%	6.8%
Net Profit	12.8	11.5	25.9
Margin %	5.3%	4.9%	5.5%

Impact on first half aggregated revenue of AUD/USD appreciation is a negative $12.1m



Worley

YTD Significant Wins & Extensions

WorleyParsons Energy Services

Wins (left)	Phase	Wins (right)
	IDENTIFY 1 Licences Exploration Strategic Fit	
Santos Casino Development Tehran Tower (SELECT–DEFINE)	**SELECT** 2 Appraisal Concept Eng'g Uncertainty Mgt	Nth Beluit Conoco Phillips
Metro-rail City Project (Perth) Water Corp WA Panel (DEFINE–EXECUTE)	**DEFINE** 3 Asset Dev't Plans Front-end Design Contract Strategy	Sri Lanka Power Station (Leightons) WPES Sakhalin Champion West BSP Cliff Head (Roc Oil WA) Kerisi Conoco Phillips BG Trinidad PTT Thailand Goro Nickel (Inco)
Aughinish Sterlite Execution	**EXECUTE** 4 Detailed Design Construction Commissioning	BP Gulf of Mexico DWD CH4 EPCM Alliance Umm Shaiff Extension
Esperance Energy Project Exmouth Energy Project BOC Asia Pacific Alliance	**OPERATE** 5 Maintain Upgrade	Repair and Continuity Operations Iraq



Worley

Highlights - Hydrocarbons





Worley

Highlights - Hydrocarbons

- Excellent South East Asian performance
- Iraq Repair and Continuity Operations award
- WorleyParsons Energy Services Houston Joint Venture
- Good project performance in Australia
- Integrated Service Contracts continue to perform well
- Middle East mixed; Saudi performing well; remaining offices improving
- Canada; foreign exchange impact in first half; situation improving



Worley

Highlights – Minerals, Metals & Chemicals





Worley

Highlights – Minerals, Metals & Chemicals

- 37% growth; 15% of Group revenue
- Alliance start-ups progressing well
- Project performance on light metals
  - Nickel
  - Aluminium
  - Alumina
- Looking to increase technical and geographic coverage





Worley

Highlights – Industrial & Infrastructure





Worley

Highlights – Industrial & Infrastructure

- 68% growth; 15% of Group revenue
- Strong result in Power & Water
- Additional capability; Geosciences
- Looking to increase technical and geographic coverage



Developments

- Strategy progressing well
- Esperance Energy Project
  - On track
  - Commercial operation scheduled for March 2004
- Power Purchase Agreement for Exmouth Energy Project
  - $20 - $30m CAPEX
  - Pipeline option being considered
- Waste opportunities emerging





Iraq Consortium

- 16 January 2004 contract awarded by USACE
- Contract to be executed by Parsons Worley team
- Repair and continuity operations for northern region
- US$ 0.5m – US$ 800.0m
- Share increased from 35 to 37½%
- Initial mobilisation commenced
- Expect that Iraq will contribute materially this financial year


IRAQ





Differentiators

1. Outstanding Operational and Corporate Performance
2. Focus on Long-term Contracts; Integrated Services Contracts (ISCs) and Alliances
3. Success in Project Delivery; Large and Small
4. Comprehensive Geographic Presence and Industry Capability
5. Identification, Integration and Growth of Value-adding Acquisitions
6. Portfolio of Developments



Financial Position and Cashflow

- Cash position - $24.4m
- Undrawn bank facilities - $43.6m
- Associates share of profits - $4.4m (2003 $2.8m)
  - Reducing tax rate as share of profit of associates is after tax
  - Profits retained within the associates to fund growth
- Effective tax rate - 24.1% (2003 25.7%)
- Dividend is 5.5c payable on 6 April 2004 for shareholders on record at 22 March 2004
- Foreign exchange impact on Half Year and likely impact for Full Year



Worley

Outlook

- Negative effect of strong Australian dollar
- Positive effect of Iraq contract. Uncertainty as to speed of ramp up.
- Solid increase in long term & alliance contracts
- Worley load in core business sound with good prospects
- Stronger performance in second half.
- Earning growth in full year.

 Worley

27 February 2004

ASX/Media Release

WORLEY GROUP LIMITED (ASX: WOR)

Leading professional services company Worley Group Limited ("Worley") today announced a 10.8% lift in net profit after tax to $12.8m for the half year to 31 December 2003.

The result was earned on Aggregated Revenue of $242.3m, an increase of 2.8% on the previous corresponding period of $235.8m. Revenue from associates increased 43.3% to $72.2m highlighting the strong performance of these joint venture companies.

The result to date has been reduced by the strong appreciation of the Australian Dollar against the US Dollar. Worley earned a net margin on Aggregated Revenue of 5.3%, an increase on the 2003 half year margin, which was 4.9%.

Earnings per share were 8.6 cents compared to the previous corresponding period of 8.4 cents. Earnings per share growth is lower than profit growth due to the higher weighted average number of shares in the current period than the previous corresponding period. This reflects shares issued in the IPO in November 2002.

The Directors have declared a fully franked interim dividend of 5.5 cents per share payable on Tuesday 6 April 2004 for shareholders on the register as at midnight (Eastern Standard Time) on Monday 22 March 2004. No dividend was paid for the corresponding period last year; a final dividend for 2003 of 5 cents per share was paid on 13 October 2003.

The Chief Executive Officer of Worley, Mr John Grill, said:

"The result for the half year is in line with our expectations and demonstrates the benefits of our increasingly diversified business. The Worley Parsons Energy Services joint venture has provided us with critical mass in the US market and is showing promising early results. We continue to see solid growth in our Minerals, Metals & Chemicals business and have experienced ongoing strong performance in a number of our joint ventures both in Australia and in our international business.

The contract for the restoration of Iraq Oil Infrastructure in the north of Iraq being executed by the Parsons Worley team reflects highly on Worley's capabilities and should provide us with additional growth opportunities in the Middle East.

Worley

Our Infrastructure development strategy is progressing well with the Esperance Power Project nearing commercial operation and the Power Purchase Agreement for the Exmouth Energy Project being signed during the period".

Summary

			Consolidated	
			Half-year	
		%	2003 $'000	2002 $'000
Revenue from ordinary activities			178,555	193,636
Less: procurement services revenue*			-	(8,251)
Revenue from ordinary activities excluding procurement services revenue			178,555	185,385
Add: share of revenue from associates			72,239	50,414
Less: procurement services revenue*			(8,459)	-
Net revenue from associates			63,780	50,414
Aggregated revenue**	**UP**	**2.8**	**242,335**	**235,799**
Earnings before interest and tax (EBIT) #	**UP**	**5.7**	**16,578**	**15,685**
Profit before tax	**UP**	**7.1**	**16,813**	**15,700**
Net profit after tax	**UP**	**9.4**	**12,762**	**11,665**
Net profit attributable to members of Worley Group Limited	**UP**	**10.8**	**12,772**	**11,525**
Basic earnings per share before amortisation of goodwill and trade name (cents per share) ##	**UP**	**1.0**	**9.7**	**9.6**
Basic earnings per share (cents per share) ##	**UP**	**2.4**	**8.6**	**8.4**
Diluted earnings per share (cents per share) ##	**UP**	**2.4**	**8.6**	**8.4**
Net tangible assets per share ($ per share)	**UP**	**13.5**	**0.42**	**0.37**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership and formed part of revenue from ordinary activities.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of the revenue attributable to associates provides additional information to form a true and fair view of the underlying business growth of Worley.

EBIT includes $4.4m share of net profits of associates accounted for using the equity method which is after tax.

Earnings per share comparatives are impacted by additional shares issued during the IPO in November 2002. The weighted average number of shares for 1st half 2004 is 149.4m and 1st half 2003 is 137.1m.

 Worley

Finance

The appreciation in value of the Australian Dollar against the US Dollar during the half year has affected the result through both translation of earnings and reduced competitiveness for international projects executed out of Australia.

The company tax rate for the 2004 half year was 24.1% compared to the 2003 half year rate of 25.7% reflecting a higher share of net profits from associates (joint ventures) who have paid tax outside of the Group. This impacted the Group tax expense by a positive $1.3m in the current period compared to a positive $0.83m in the 2003 half year, reflecting the generally strong performance of the associates in the period.

It is likely that the Company will enter into the Tax Consolidation system with effect from 1 July 2003. It is unlikely that the effect of entering into Tax Consolidations will be material.

Net cash inflows from operating activities were $4.6m, compared to $9.1m in the previous corresponding period. This partly reflects the higher share of profits from associates that have not yet been received as dividends by the Company. We expect that dividends from associates will be received prior to the completion of the financial year.

Cash outflows relating to investing activities were $6.3m, in line with 2003 with the majority of this investment relating to the investments made in MEG Worley and Jones & Jones Engineering.

Segment Performance

Hydrocarbons remains Worley's key customer sector group comprising 70% of Aggregated Revenue for the half year. Operational highlights include:

- South East Asia, particularly Malaysia, Indonesia and Brunei, continue to deliver strong results;
- The project for the restoration of Iraq Oil Infrastructure being executed by the Parsons Worley Team is a major boost for Worley and reflects the company's track record in partnering and project delivery;
- The establishment of the Worley Parsons Energy Services joint venture in Houston is showing promising early results and should enable the US business to increase its contribution to the Group;
- Saudi Arabia delivered a strong performance as a result of the commencement of the Maintain Potential Programme contract for Saudi Aramco's offshore facilities;

- Other offices in the Middle East now showing improving financial results but have traded below expectations;
- Strong project performance in the Australian oil & gas business.
- The MEG Worley joint venture in Canada has had a lower than expected contribution largely reflecting project timing and foreign exchange movements;
- Our integrated services contracts with Woodside, Esso BHP Billiton and Shell Todd (NZ) continue to perform in line with expectations;

The **Minerals, Metals & Chemicals** group performed well achieving Aggregated Revenue for the half year of $37.0m, an increase of 37% from the prior year.

"We continue to build our capabilities in Minerals, Metals & Chemicals and are particularly pleased with the start-up of a number of new alliances. In addition, the project side of the group achieved a strong result, particularly in respect of work on nickel and aluminium and alumina projects.

This segment is an increasingly important part of our business and we continue to examine ways to increase our capabilities and geographic coverage in this area," John Grill said.

The **Industrial & Infrastructure** segment continues to deliver strong growth with Aggregated Revenue up 68% from the prior year, now representing over 15% of Group Revenue. The joint venture with Burns & Roe in the Australian Power & Water sector performed strongly driven largely by work conducted for the Esperance Energy Project as well as signing a Power Purchase Agreement for the Exmouth Energy Project.

Commercial Operation of the Esperance Energy Project is expected to commence in March 2004.

Commenting on the progress in Worley's Industrial & Infrastructure businesses, Chief Executive Officer, John Grill said:

"We continue to see value in our investments in Infrastructure developments and expect continued growth in this area as an important part of the company's increasing diversification."

 Worley

Repair and Continuity Operations for Iraq Oil Infrastructure

As advised to the ASX on 19 January 2004, a consortium comprising Parsons Corporation, Parsons E&C and Worley is executing a contract for the US Army Corps of Engineers (USACE) for the restoration of Iraq Oil Infrastructure in the north of the country. The contract is valued at between US$0.5m and US$800m.

Since the announcement of 19 January 2004, Worley has increased its economic interest in the consortium from 35% to 37.5%.

Based on the information we have to date we expect that the contract is likely to contribute a material amount in the remainder of this financial year. Mobilisation for the contract has commenced.

Outlook

Commenting on the outlook for the Worley Group Chief Executive Officer John Grill made the following comments:

" The outlook for the Worley Group remains strong. Worley has a robust and developing international network of operations, and an increasingly diversified business. Our revenue profile is lengthening with a solid increase in long term and alliance style contracts and we have a track record of acceptable earnings growth in our core business and joint ventures.

However the effect of the strong appreciation in the Australian Dollar is likely to have a material negative impact on our results for this financial year which should be partially offset by the currently expected contribution from the Iraq contract.

With these factors in mind and subject to reasonable conditions in the markets in which we operate for the remainder of the year, we expect to deliver an increase in earnings in the 2004 financial year."

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899
Mob: 0413 746 949

WORLEY GROUP LIMITED

ABN 17 096 090 158

HALF-YEAR REPORT

APPENDIX 4D

PERIOD ENDED 31 DECEMBER 2003

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			Consolidated	
			Half-year	
		%	2003 $'000	2002 $'000
Revenue from ordinary activities			178,555	193,636
Less: procurement services revenue*			-	(8,251)
Revenue from ordinary activities excluding procurement services revenue			178,555	185,385
Add: share of revenue from associates			72,239	50,414
Less: procurement services revenue*			(8,459)	-
Net revenue from associates			63,870	50,414
Aggregated revenue**	**UP**	**2.8**	**242,335**	**235,799**
Earnings before interest and tax (EBIT) #	**UP**	**5.7**	**16,578**	**15,685**
Profit before tax	**UP**	**7.1**	**16,813**	**15,700**
Net profit after tax	**UP**	**9.4**	**12,762**	**11,665**
Net profit attributable to members of Worley Group Limited	**UP**	**10.8**	**12,772**	**11,525**
Basic earnings per share before amortisation of goodwill and trade name (cents per share) ##	**UP**	**1.0**	**9.7**	**9.6**
Basic earnings per share (cents per share) ##	**UP**	**2.4**	**8.6**	**8.4**
Diluted earnings per share (cents per share) ##	**UP**	**2.4**	**8.6**	**8.4**
Net tangible assets per share ($ per share)	**UP**	**13.5**	**0.42**	**0.37**

* Procurement services revenue, being pass through revenue for nil margin, is accounted for within an associate. In the prior period, procurement revenue was accounted for through a joint venture partnership and formed part of revenue from ordinary activities.

** Aggregated revenue is defined as statutory revenue plus share of revenue from associates. Similarly, procurement services revenue is excluded from aggregated revenue. The directors believe the disclosure of the revenue attributable to associates provides additional information to form a true and fair view of the underlying business growth of Worley.

EBIT includes $4.4m share of net profits of associates accounted for using the equity method which is after tax.

Earnings per share comparatives are impacted by additional shares issued during the Initial Public Offering ("IPO") in November 2002. Weighted average number of shares 1st half 2004 is 149.4m (2003 - 137.1m).

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Interim dividend (cents per share):		
6 months to 31 December 2003	**5.5**	**5.5**
6 months to 31 December 2002	**Nil**	**Nil**
Record date for determining entitlement to dividend	**22 MARCH 2004**	
Date dividend is to be paid	**6 APRIL 2004**	

REVIEW OF OPERATIONS

Commentary on the results for the half-year is contained in the press release dated 27 February 2004, accompanying this statement.

REVIEW

This financial report is based on accounts which have been subject to review.

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled ("Worley" or the "Group") at the end of, or during the half-year ended 31 December 2003.

DIRECTORS

The following persons were directors of Worley Group Limited throughout the entire half-year and until the date of this report:

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

PRINCIPAL ACTIVITIES

During the financial period, the principal activities of the Group consisted of:

(a) provision of engineering design and project services to the following sectors:

- Hydrocarbons
- Minerals, Metals & Chemicals
- Industrial & Infrastructure
- Power & Water;

(b) provision of maintenance and reliability support services to these sectors;
(c) infrastructure developments; and
(d) development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

REVIEW OF OPERATIONS

The consolidated net profit of the Group for the half-year ended 31 December 2003, after income tax expense and outside equity interests, was $12.8 million. Aggregated revenue for the period was $242.3 million, and statutory revenue was $178.6 million.

Statutory revenue is 7.8% lower in the first half of 2004 as compared with the first half of 2003, partly due to procurement activities for the WABB joint venture now being conducted in an associate in which Worley has a 50% interest. Worley share of current period procurement revenue is $8.5 million. In the prior period, Worley share of procurement activities of $8.2 million were conducted in the joint venture partnership.

The income tax expense for the period is $4.1 million. The overall tax rate of 24.1% is lower than the 2003 first half effective tax rate of 25.7%, reflecting higher profits from associates partly offset by a lower research and development concession. Share of net profits of associates accounted for using the equity method in the consolidated statements of financial performance is after tax.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

On 1 August 2003, Worley Engineering Pty Limited also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.



John Schubert
Chairman

Sydney, 27 February 2004

STATEMENTS OF FINANCIAL PERFORMANCE

		Consolidated	
		Half-year	
	Notes	2003 $'000	2002 $'000
Revenue from ordinary activities	2	178,555	193,636
Expenses from ordinary activities			
Staff costs		(121,624)	(120,664)
Reimbursable costs		(11,416)	(30,750)
Depreciation and amortisation expenses	3	(4,705)	(4,839)
Borrowing costs		(132)	(563)
Office and administration costs		(13,717)	(13,950)
Other expenses		(14,586)	(9,925)
Share of net profits of associates accounted for using the equity method*	5	4,438	2,755
Profit from ordinary activities before income tax expense		16,813	15,700
Income tax expense relating to ordinary activities	6	(4,051)	(4,035)
Profit from ordinary activities after income tax expense		12,762	11,665
Net loss/(profit) attributable to outside equity interests		10	(140)
Net profit attributable to members of Worley Group Limited		12,772	11,525
Net exchange difference on translation of financial reports of foreign controlled entities	8	(3,409)	(125)
Share issue costs		(25)	(5,804)
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(3,434)	(5,929)
Total changes in equity other than those resulting from transactions with owners as owners		9,338	5,596
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	1	9.7	9.6
Basic earnings per share (cents per share)	1	8.6	8.4
Diluted earnings per share (cents per share)	1	8.6	8.4

* Share of net profits of associates accounted for using the equity method is after tax.

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

	Notes	Consolidated 31 December 2003 $'000	Consolidated 30 June 2003 $'000
ASSETS			
Current assets			
Cash assets		24,388	35,428
Receivables		70,824	70,148
Inventories		13,557	10,777
Other financial assets		2,457	1,234
Total current assets		111,226	117,587
Non-current assets			
Investments accounted for using the equity method		17,892	11,713
Other financial assets		143	120
Property, plant and equipment		9,983	11,186
Intangible assets		61,513	61,705
Deferred tax assets		7,812	8,139
Other		644	211
Total non-current assets		97,987	93,074
TOTAL ASSETS		209,213	210,661
LIABILITIES			
Current liabilities			
Payables		37,731	43,625
Interest bearing liabilities		3,764	3,852
Tax liabilities		6,780	4,594
Provisions		22,887	28,531
Total current liabilities		71,162	80,602
Non-current liabilities			
Interest bearing liabilities		667	689
Deferred tax liabilities		6,803	7,782
Provisions		2,401	2,926
Total non-current liabilities		9,871	11,397
TOTAL LIABILITIES		81,033	91,999
NET ASSETS		128,180	118,662
EQUITY			
Contributed equity		108,858	108,883
Reserves	8	(8,000)	(4,591)
Retained profits	8	26,317	13,545
Equity attributable to members of Worley Group Limited		127,175	117,837
Outside equity interests		1,005	825
TOTAL EQUITY		128,180	118,662

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

	Notes	Consolidated Half-year 2003 $'000	Consolidated Half-year 2002 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		186,054	208,794
Payments to suppliers and employees (inclusive of goods and services tax)		(178,945)	(193,581)
		7,109	15,213
Dividends received		-	332
Interest received	2	367	578
Borrowing costs paid		(127)	(502)
Income taxes paid		(2,668)	(6,559)
Net cash inflow from operating activities		4,681	9,062
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(4,658)	(3,875)
Payments for purchase of property, plant and equipment		(1,723)	(2,250)
Proceeds from disposal of property, plant and equipment		112	117
Net cash outflow from investing activities		(6,269)	(6,008)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of ordinary shares		-	21,148
Payment of share issue costs		(25)	(2,606)
Repayment of bank loans		(238)	(15,500)
Proceeds from bank loans		-	8,000
Lease payments		(414)	(452)
Dividends paid pre IPO		-	(12,000)
Dividends paid post IPO	4	(7,469)	-
Dividends paid to outside equity interests		(78)	(123)
Net cash outflow from financing activities		(8,224)	(1,533)
NET (DECREASE)/INCREASE IN CASH HELD		(9,812)	1,521
Cash at the beginning of the financial period		32,823	17,989
Effects of exchange rate changes on cash		(1,623)	(97)
CASH AT THE END OF THE FINANCIAL PERIOD	9	21,388	19,413

The above statements of cash flows should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The half-year financial report should be read in conjunction with the Annual Report of Worley Group Limited as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by Worley Group Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

(a) Basis of preparation

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent throughout the Group.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Worley as at 31 December 2003 and the results of all controlled entities for the financial period then ended. Worley and its controlled entities together are referred to in this financial report as the Group. The effects of all transactions between entities in the Group are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial period, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial period, its results are included for that part of the financial period during which control existed.

(c) Changes in accounting policy

The accounting policies have been consistently applied by Worley and are consistent with those applied in the 30 June 2003 Annual Report.

	Consolidated	
	Half-year	
	2003 $'000	2002 $'000

1 EARNINGS PER SHARE

	2003	2002
Basic earnings per share before amortisation of goodwill and trade name (cents per share)	9.7	9.6
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	137,133,180
Basic earnings per share (cents per share)	8.6	8.4
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	149,356,711	137,133,180
Diluted earnings per share (cents per share)	8.6	8.4
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	149,356,711	137,133,180

2 REVENUE

	2003	2002
Revenues from operating activities		
Services	177,400	192,419
Revenues from outside the operating activities		
Interest revenue	367	578
Other	788	639
	1,155	1,217
Revenue from ordinary activities	178,555	193,636

3 PROFIT FROM ORDINARY ACTIVITIES

Profit from ordinary activities before income tax expense includes the following specific expenses:

	Consolidated	
	Half-year	
	2003 $'000	2002 $'000
Depreciation of plant and equipment	2,136	2,151
Amortisation:		
Leasehold improvements	283	580
Plant and equipment under finance leases	320	296
Goodwill and trade name	1,712	1,681
Deferred expenditure	254	131
Total amortisation	2,569	2,688
Total depreciation and amortisation expenses	4,705	4,839

4 DIVIDENDS

	Parent Entity	
	Half-year	
	2003 $'000	2002 $'000
Details of dividends in respect of the half-year are as follows:		
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	-	2,000
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	-	10,000
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share paid on 13 October 2003	7,469	-
Total dividends paid and declared for payment	7,469	12,000

All dividends paid and declared for payment are fully franked.

Since the end of the half-year, the directors have declared an interim dividend of 5.50 cents per fully paid ordinary share, fully franked based on tax paid at 30%. In accordance with Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed interim dividend of $8,214,619 is not recognised as a liability as at 31 December 2003.

	Consolidated	
	31 December 2003 $'000	30 June 2003 $'000
Franking credit balance		
Franking credits available for subsequent financial years based on a tax rate of 30%	8,017	11,499

5 INVESTMENTS IN ASSOCIATES

	Ownership interest		Contribution to net profit	
	Half-year		Half-year	
Details of material interests in associates are as follows:	**2003 %**	**2002 %**	**2003 $'000**	**2002 $'000**
Ranhill Worley Sdn Bhd	49	49	1,966	574
Petrocon Arabia Co Limited	50	50	705	957
Damit Worley Engineering Sdn Bhd	50	50	200	643
I&E Systems Pty Limited	50	50	395	217
Transfield Worley Limited	50	50	330	401
Burns & Roe Worley Pty Limited	50	50	875	105
Other interests in associates*			(33)	(142)
			4,438	2,755

* Incorporates results of associates not material on an individual basis.

On 1 August 2003, Worley acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million was paid to acquire this interest. The results for the half-year are not material to the Group and as such are not disclosed separately.

6 INCOME TAX

The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated	
	Half-year	
	2003 $'000	2002 $'000
Profit from ordinary activities before income tax expense	16,813	15,700
Income tax calculated at 30%	5,044	4,710
Tax effect of permanent differences:		
Share of associates' net profits	(1,332)	(826)
Amortisation of goodwill and trade name	513	504
Additional allowable tax depreciation	(629)	(896)
Reversal of provision for support of related entity	42	(270)
Other	124	46
Income tax adjusted for permanent differences	3,762	3,268
Research and development concession relating to prior period	(60)	-
Underprovision in previous financial period	203	-
*International tax rate differential**	146	767
Income tax expense	4,051	4,035

* Represents income tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

Tax consolidation legislation

Legislation to allow groups, comprising a parent entity and its Australian resident wholly owned entities, to elect to consolidate and be treated as a single entity for tax purposes was substantively enacted on 21 October 2002.

At the date of this report, the directors have not been required to elect whether or not companies within the Group will enter the tax consolidation system from 1 July 2003. Whilst the Group has not finalised the assessment of the financial impact of entering tax consolidation, the impact of any adjustments required to the financial statements is not expected to be significant, should the directors elect to enter tax consolidation from that date.

7 ACQUISITION OF CONTROLLED ENTITY

On 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired 51% of the issued share capital of Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million was paid to acquire this interest.

The fair value of the identifiable net assets acquired is as follows:

	$'000
Assets	
Cash assets	258
Receivables	1,937
Inventories	56
Other financial assets	66
Property, plant and equipment	194
Deferred tax assets	245
Total assets	2,756
Liabilities	
Payables	795
Tax liabilities	325
Provisions	814
Deferred tax liabilities	70
Total liabilities	2,004
Net assets	752
Less:	
Outside equity interests	(368)
Goodwill arising on acquisition	1,187
Cash consideration paid	1,571
Net cash effect:	
Cash consideration paid	1,571
Cash included in net assets acquired	(258)
Cash paid for purchase of controlled entity as reflected in consolidated statements of cash flows	1,313

8 RESERVES AND RETAINED PROFITS

	Consolidated	
	31 December 2003 $'000	30 June 2003 $'000
Foreign currency translation reserve	(8,000)	(4,591)
Retained profits	26,317	13,545
	18,317	8,954

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Balance at 1 July 2003	(4,591)
Loss on translation of foreign controlled entities and associates	(3,409)
Balance at 31 December 2003	(8,000)

(b) Retained profits

Balance at 1 July 2003	13,545
Net profit attributable to members of Worley Group Limited	12,772
Balance at 31 December 2003	26,317

9 NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated	
	Half-year	
	2003 $'000	2002 $'000
(a) Cash at bank and on hand	24,388	24,535
The above figures are reconciled to cash at the end of the financial period as shown in the statements of cash flows as follows:		
Balances as above	24,388	24,535
Less: Bank overdrafts	(3,000)	(5,122)
Balance per statements of cash flows	21,388	19,413
(b) Reconciliation of profit from ordinary activities after income tax expense to the net cash inflow from operating activities		
Profit from ordinary activities after income tax expense	12,762	11,665
Non-cash items		
Depreciation of non-current assets	2,136	2,151
Amortisation of non-current assets	2,569	2,688
Dividends received from associates	-	332
Share of associates' net profits	(4,438)	(2,755)
Net loss on disposal of property, plant and equipment	-	6
Finance charges on capitalised leases	5	61
Cash flow adjusted for non-cash items	13,034	14,148
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial period		
Increase in prepayments	(1,157)	(463)
Decrease/(increase) in future income tax benefit	571	(686)
Increase in inventories	(2,725)	(1,638)
Decrease/(increase) in receivables	573	(94)
Decrease in trade creditors	(2,048)	(3,193)
Increase/(decrease) in provision for income tax	1,861	(669)
Decrease in provision for deferred tax	(1,049)	(1,169)
(Decrease)/increase in other provisions	(4,379)	2,826
Net cash inflow from operating activities	4,681	9,062

10 SEGMENT INFORMATION

In order to better position Worley for the next phase of its growth, an internal restructure has taken place resulting in three primary business segments: Hydrocarbons; Minerals, Metals & Chemicals; and Industrial & Infrastructure. The Hydrocarbons segment now incorporates the Oil & Gas, and Refining, Petrochemicals & Chemicals business units. Prior period comparatives are restated to reflect the current management structure.

Primary reporting – business segments

6 months to 31 December 2003	Hydrocarbons	Minerals, Metals & Chemicals	Industrial & Infrastructure	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from services to external customers	123,834	36,816	16,750	-	-	177,400
Inter-segment sales	226	162	732	-	(1,120)	-
Services revenue	**124,060**	**36,978**	**17,482**	**-**	**(1,120)**	**177,400**
Share of net profit of associates	3,563	-	875	-	-	4,438
Other revenue	788	-	-	367	-	1,155
Total segment revenue	**128,411**	**36,978**	**18,357**	**367**	**(1,120)**	**182,993**
Add: share of revenue of associates	52,841	-	19,398	-	-	72,239
Less: procurement services revenue	(8,459)	-	-	-	-	(8,459)
Less: share of net profit of associates	(3,563)	-	(875)	-	-	(4,438)
Aggregated revenue	**169,230**	**36,978**	**36,880**	**367**	**(1,120)**	**242,335**
Segment result	18,798	5,658	2,160	-	-	26,616
Amortisation expense (intangibles)						(1,712)
Unallocated expenses						(8,091)
Profit from ordinary activities before income tax expense						16,813
Income tax expense						(4,051)
Profit from ordinary activities after income tax expense						**12,762**

10 SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments

6 months to 31 December 2002	Hydrocarbons $'000	Minerals, Metals & Chemicals $'000	Industrial & Infrastructure $'000	Other $'000	Eliminations $'000	Consolidated $'000
Revenue from services to external customers	154,862	26,956	10,601	-	-	192,419
Less: procurement services revenue	(8,251)	-	-	-	-	(8,251)
Inter-segment sales	626	-	348	-	(974)	-
Services revenue	**147,237**	**26,956**	**10,949**	-	**(974)**	**184,168**
Share of net profit of associates	2,486	-	269	-	-	2,755
Other revenue	639	-	-	578	-	1,217
Total segment revenue	**150,362**	**26,956**	**11,218**	**578**	**(974)**	**188,140**
Add: share of revenue of associates	39,354	-	11,060	-	-	50,414
Less: share of net profit of associates	(2,486)	-	(269)	-	-	(2,755)
Aggregated revenue	**187,230**	**26,956**	**22,009**	**578**	**(974)**	**235,799**
Segment result	20,445	3,478	1,185	-	-	25,108
Amortisation expense (intangibles)						(1,681)
Unallocated expenses						(7,727)
Profit from ordinary activities before income tax expense						15,700
Income tax expense						(4,035)
Profit from ordinary activities after income tax expense						**11,665**

11 CONTINGENT LIABILITIES

Guarantees

The Group is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	Consolidated 31 December 2003 $'000	Consolidated 30 June 2003 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	6,358	3,196
Bank guarantees outstanding at balance date in respect of contractual performance	14,069	14,399
	20,427	17,595

The Group is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the Group is adequately provided in respect of these claims.

12 SUBSEQUENT EVENTS

The Parsons Iraq Joint Venture was awarded the Restoration of Iraq Oil Infrastructure Contract on 16 January 2004 by the US Army Corps of Engineers. Worley is part of a consortium with Parsons Corporation Inc and Parsons Energy & Chemicals Group Inc, responsible for the execution of the contract. Worley had an initial 35% economic interest in the consortium, which has subsequently been increased to 37.5%. The value of the contract is for a minimum of US$0.5 million to a maximum of US$800 million.

Effective 1 January 2004, North American Worley subsidiary Worley International Inc entered into a 50:50 joint venture with Parsons Energy & Chemicals Group Inc. The joint venture is called Worley Parsons Energy Services. This joint venture combines the US upstream oil and gas, and pipeline services businesses of both Worley International Inc and Parsons Energy & Chemicals Inc.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Worley Group Limited, we state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

 (i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date; and
 (ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board





John Schubert
Chairman

John Grill
Director

Sydney, 27 February 2004

ERNST & YOUNG

■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 6565
DX Sydney Stock Exchange 10172

Independent review report to members of Worley Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited, for the period ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company, and that complies with Accounting Standards AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review of the financial report in order to make a statement about it to the members of the company and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the company's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of Worley Group Limited is not in accordance with:

(a) the *Corporations Act 2001*, including:

   (i) giving a true and fair view of the financial position of Worley Group Limited at 31 December 2003 and of its performance for the period ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Michael Elliot
Partner
Sydney

27 February 2004

CORPORATE INFORMATION

WORLEY GROUP LIMITED
ABN 17 096 090 158

DIRECTORS

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

BANKERS

HSBC Bank Australia Limited
HSBC Bank plc

AUDITORS

Ernst & Young



Worley

19 January 2004

ASX Announcement

WORLEY (ASX: WOR)

Iraq Oil Infrastructure Contract Awarded to Worley Joint Venture

Worley is part of a joint venture that has been awarded a contract for the restoration of Iraq oil infrastructure by the US Army Corps of Engineers (USACE). The value of the contract is for a minimum of US$500,000 to a maximum of US$800 million and is for support of the northern region. The actual amount of the contract capacity that will be used will depend on the requirements based on conditions on the ground at the time and may or may not reach the contract maximum. The contract is an Indefinite Delivery Indefinite Quantity (IDIQ) cost plus award fee for a period of 24 months, with three one-year options to extend.

The bid was submitted by the Parsons Worley team comprising Parsons Corporation (20%), Parsons E&C (45%) and Worley (35%). Parsons Corporation is a full service planning, engineering and construction company based in Pasadena, California. Parsons E&C is a Houston-based international engineering and construction management organisation with which Worley has a joint venture, WorleyParsons Energy Services.

The contract covers a full range of services, including extinguishing oil well fires; environmental assessments and cleanup at oil sites; oil infrastructure condition assessments; engineering design and construction necessary to restore the infrastructure to a safe operating condition; oilfield, pipeline and refinery maintenance; procurement and importation of fuel products; distribution of fuel products within Iraq; technical assistance in marketing and sale/export; and technical assistance and consulting services to the Iraqi oil companies.

Worley Chief Executive Officer, Mr John Grill, said:

"The contract award recognises Worley's capability in major project management and delivery. It also consolidates our position in the Middle East and is a major boost for our relationship with Parsons E&C and our evolving partnerships with local Iraqi firms. Our focus is now on mobilisation of resources and clarifying task requirements with the US Army Corps of Engineers."

Worley, Parsons and Parsons E&C each have significant Middle East experience in oil and infrastructure projects, with offices in most major Middle East cities.

 **Worley**

Worley, which listed on the Australian Stock Exchange in November 2002, is a leading provider of design and project services to the energy, resources and complex process industries. The company employs over 4,500 people throughout Australia, Asia Pacific, the Middle East and the Americas. Worley has an established track record of successfully executing major projects for a diverse range of substantial global organisations.

Attached is a copy of the US Army Corps of Engineers News Release dated 16 January 2004.

Further details on Parsons Corporation are available at www.parsons.com; Parsons E&C at www.parsonsec.com and Worley at www.worley.com.au.

For further information please contact:

David Housego	**Geoff Fowlstone**
Chief Financial Officer	**Fowlstone Communications**
Ph: 02 8923 6866	**Ph: 02 9955 9899**
	Mob: 0413 746 949



US Army Corps of Engineers®

NEWS RELEASE

Release No. PA-04-03

For Immediate Release
January 16, 2004

Contact:
Ross Adkins 501-258-0452 or 214-767-2510
Ross.Adkins@usace.army.mil

Lu Christie 214-767-2510
Lu.P.Christie@usace.army.mil

U. S. Army Corps of Engineers Awards Contracts for Repair of Iraq's Oil Infrastructure

The U.S. Army Corps of Engineers announced today that it has awarded two contracts for future work restoring the Iraqi oil infrastructure to pre-war production levels. The two new contracts complete the pre-war acquisition plan to replace the non-competitive contract with full and open competitive contracts.

Both contracts are Indefinite Delivery Indefinite Quantity (IDIQ) cost plus award fee 24-month contracts with three one-year options. The contract for work in the southern area of Iraq was awarded to Kellogg Brown and Root of Arlington, Virginia and the other for work in the northern sector of the country was awarded to Parsons Iraqi Joint Venture (Parsons with its teaming subcontractor Worley Group of Australia), Houston, Texas. The two contracts have no geographical overlap. Each will have a minimum value of $500,000. As amended, the maximum value for the life of the contract for the northern oil fields will be $800 million and for the southern oil fields will be $1.2 billion. Those amounts are contract capacity amounts. The actual amount of the contract capacity that will be used will depend on the requirements based on conditions on the ground at the time and may or may not reach the contract capacity

The competition for the two contracts was full and open in accordance with the Federal Acquisition Regulation. This process provides for a fair and impartial evaluation of the offerors' proposals. The contractors were selected on the basis of best value to the government and qualifications to do the work described in the solicitation.

The new IDIQ contracts will cover a full range of services. These include, but are not limited to, extinguishing oil well fires; environmental assessments and cleanup at oil sites; oil infrastructure condition assessments; engineering design and construction necessary to restore the infrastructure to a safe operating condition; oilfield, pipeline and refinery maintenance; procurement and importation of fuel products; distribution of fuel products within Iraq; technical assistance in marketing and sale/export; and technical assistance and consulting services to the Iraqi oil companies.

The Corps of Engineers' mission is to restore the oil production, oil refining and gas processing capability to pre-war levels for the benefit of the Iraqi people. The mission includes humanitarian assistance. The Corps is providing emergency supplies of gasoline, LPG and other petroleum products to distribution points operated by the Iraqi Ministry of Oil for use by the Iraqi people. Exceeding their project goals, the Iraqi Ministry of Oil and the Corps, working together, have brought crude production to over 2.2 million barrels per day with up to 1.8 million barrels being exported daily.

See website for more information: http://www.hq.usace.army.mil/cepa/iraq/oilfires.htm

 Worley

4 December 2003

ASX Announcement

WORLEY (ASX: WOR)

Formation of WorleyParsons Energy Services

Leading professional services company Worley Group Limited ("Worley") today announced a new 50:50 joint venture in North America between Worley subsidiary, Worley International Inc and Parsons Energy & Chemicals Group Inc.

The joint venture, to be called WorleyParsons Energy Services, will provide critical mass for Worley, substantially increasing the company's ability to supply a full range of services for major international oil and gas projects. The merger is unlikely to contribute materially to Worley's earnings in the 2003/2004 financial year.

WorleyParsons Energy Services combines the existing US upstream oil and gas, and pipeline services businesses of both Worley and Parsons Energy & Chemicals Group. The combined resources, technology and project management expertise of both companies will provide US clients with a comprehensive range of project delivery services for offshore and onshore energy-related developments.

WorleyParsons Energy Services, headquartered in Houston, will commence operations in December 2003 and will be led by Worley's US President Mr Peter Brooks.

Commenting on the announcement, the Chief Executive Officer of Worley, Mr John Grill, said:

"This merger will give us greater critical mass enabling us to bid for larger global oil and gas projects which are executed in North America.

Worley has a strong track record in forming strategic relationships and accelerating growth by accessing complementary skills and geographic reach. This new joint venture will provide a strong basis to build a larger, sustainable business in the US over time."

Worley, which listed on the Australian Stock Exchange in November 2002, is a leading global provider of design and project services to the energy, resources and complex process industries.

 **Worley**

Parsons Energy & Chemicals is one of the world's largest international engineering and construction management organizations, with over 3,500 employees and consistently ranks in the top 10 of Engineering News Record's Top 500 Design Firms.

Further details on Parsons Energy & Chemicals are available at www.parsonsec.com.

Further details on Worley are available at www.worley.com.au.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: Worley Group Ltd

ACN/ARSN: 096 090 158

1. Details of substantial holder(1)

Name: Behana Pty Ltd

ACN/ARSN (if applicable): 002 933 253

The holder ceased to be a substantial holder on: 13/11/03

The previous notice was given to the company on: 28/11/02

The previous notice was dated: 28/11/02

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change(5)	Class (6) and number of securities affected	Person's votes affected
13/11/03	Behana Pty Ltd	On market sale of Shares	$3,160,000	1,000,000	Behana Pty Ltd

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Behana Pty Ltd	7 Myola Road, Newport Beach 2106

Signature

print name: Russell Staley

capacity: Personally + as Director of Behana Pty Ltd

sign here



date: 14 / 11 / 2003

 Worley

5 November 2003

ASX Announcement

WORLEY (ASX: WOR)

RESULTS OF THE 2003 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Worley Group Limited announces the following results of the 2003 annual general meeting.

No.	Ordinary Resolution	Result
2(a)	Re-election of Dr J Schubert	Unanimously carried
2(b)	Election of Mr R McNeilly	Unanimously carried
2(c)	Election of Mr E Fraunschiel	Unanimously carried

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

5 November 2003

ASX Announcement

WORLEY (ASX: WOR)

2003 ANNUAL GENERAL MEETING
ADDRESS OF THE CHIEF EXECUTIVE OFFICER

It is a great pleasure to be here to address you as Chief Executive Officer of Worley Group Limited at our inaugural Annual General Meeting.

When we listed in November last year, the share market was a much more sombre place than it is today! Nonetheless, our world is changing fast enough to ensure there are plenty more challenges for us to meet in the coming 12 months.

It is appropriate that I record now my very grateful thanks to our executive team and management who supported us so well as we moved the IPO from a concept, through to the IPO itself and finally to the listed public company we are today.

This financial year has certainly been 'ground breaking' not only in terms of financial performance but also in terms of corporate development.

As you know from John's address and our Annual Report, Worley delivered its best ever financial performance in 2003 with a 23% return on equity. We start the new financial year in a strong financial position.

We also start it in a strong strategic position as we move ahead with four and NOT five customer sector groups. These are:

- Hydrocarbons, combining Oil & Gas and Refining & Petrochemicals;
- Minerals, Metals & Chemicals, absorbing non Oil & Gas-related chemicals;
- Industrial & Infrastructure; and
- Power, Water & Developments.

This structure better describes the business that Worley is becoming and aligns Worley's business groups with those of our clients.

As we move into 2004, Worley is becoming an increasingly diversified business and in 2003 40% of our aggregated revenue of $474.4 million was generated by long term alliances and integrated service contracts. This is a precious gem and one which we aim to protect and grow well in 2004. It is and will increasingly become a key differentiator for us.



Worley

Let's look quickly at the Group's performance during 2003. The discussion will be in terms of the last year's 5 Customer Sector Groups.

Oil & Gas

Oil & Gas remained and will remain, as Hydrocarbons, Worley's key customer sector group. It delivered 67% of aggregated revenue in 2003 and, while it was generally a patchy year, outstanding performance came from our Malaysian, Indonesian, Thai, Brunei and Saudi Arabian offices.

Our integrated service contracts and work on the Bayu Undan project delivered continuing strong results.

Our 'less than expected' results in Oil & Gas were largely due to project delays associated with the Iraq war and other factors which affected our Middle Eastern, Australian and American offices.

One most interesting highlight during 2003 was our signing of a five year contract with 2x2 year options, together with our joint venture partner, with Saudi Aramco, the world's largest oil and gas producer, for the Maintain Potential Program for its offshore assets.

Importantly, this contract cements our position as a provider of world-class project management and design services and further enhances our reputation for excellence in project delivery in the region.

Refining, Petrochemicals & Chemicals

The Refining, Petrochemicals & Chemicals business grew strongly overseas with Malaysia and Saudi Arabia providing solid markets. While marginally falling short of forecast revenue, RPC delivered $30.8 million to the company's revenue stream, an increase of 4.1% over last year.

The New Zealand, Malaysian and Saudi Arabian markets all exceeded expectations during 2003; however a surplus of petroleum fuel products in the Asia-Pacific region has meant thin refining margins and low petrochemical prices for refining, petrochemicals and chemicals companies in general, a situation anticipated to continue for some time.

This validates our decision to establish a Hydrocarbons group that joins refining and petrochemicals with oil and gas.

Importantly, alliances and long term contracts continue to be the most cost effective and efficient way to service customers in these markets.

Minerals & Metals

The Minerals & Metals group delivered a strong performance in 2003, with aggregated revenue increasing substantially to $66.8 million, well above forecasts and 130.8% above last year.



Worley

Central to this success has been the establishment of alliance relationships and successful project execution.

Key alliance developments include the consolidation and expansion of Worley's alliance with WMC Resources, the expansion of our Worsley alliance with BHP Billiton, and winning the Hydro Aluminium Kurri Kurri alliance contract. The group also successfully completed the Comalco CAR project for Bechtel.

The Minerals & Metals group is now recognised worldwide as a market leader in design and project services for the alumina industry.

Industrial & Infrastructure

The Industrial & Infrastructure group continued to expand, generating aggregated revenue of $59 million, an increase of 57.5% on last year. Strong growth came from our joint venture with Burns & Roe in the Australian power and water sector, and in the industrial and infrastructure businesses in Australia and Singapore.

Power & Water

Underpinning this growth has been the group's shift away from a pure focus on civil and structural disciplines to becoming a total project management and procurement solutions provider.

A key reason for Burns & Roe Worley's (BRW) strong performance has been the commencement of the Esperance Energy Project in Western Australia.

BRW's progress not only significantly expanded Worley's sector coverage in revenue terms, but also changed BRW's capability from being predominantly linked to power to being close to 50:50 power and water.

Developments

Clearly focused on opportunities in the areas of power and associated natural gas pipelines, and waste management, 2003 saw a significant step forward for Worley's development business. The Esperance Energy Project reached financial close and is currently under construction with commercial operation scheduled for the second quarter of next year.

Treatment of municipal solid waste is targeted in 2004 utilising Worley's licensed Conporec accelerated composting technology.

The Future

Our focus on the future is based on making significant progress towards achieving six goals. It is these goals that will differentiate us. These are:

- Demonstrable outstanding operations and corporate performance – we aim to be the 'best in class' in the areas of people, systems and culture;



Worley

- An increased focus on long term contracts, integrated service contracts and alliances – we aim for more than 50% of our contracts to be in this category;

- Demonstrable success in delivering projects, large and small – projects will always be important and we seek to outperform client expectations and grow our capability for handling large, >$1 billion plus projects;

- A comprehensive geographic presence and industry capability across energy, resource and complex process industries – signified by effective client and asset knowledge, enhanced international capability and reputation, and a growing international presence in hydrocarbons. We wish to consolidate our position in the top 5 worldwide providers of services to the Upstream Hydrocarbon Industry;

- Expanded ability to identify, integrate and grow value adding acquisitions that increase our industry and geographical footprints; and

- A portfolio of development projects – we will become recognised as a developer of niche infrastructure projects.

Key performance indicators will allow internal and external monitoring of Worley's achievement of these goals.

The strategic platform provided by these goals, and the increased business focus that will be achieved through a reduced number of Customer Sector Groups will position Worley well for further growth in 2004.

It is important to say that we anticipate 2004 to deliver a further increase in earnings. This is expected to come from an increasing number of long term contracts, generating more than 40% of revenue.

In saying this, we envisage a stronger second half in 2004 due to a greater number of projects moving into detailed design phases which are more valuable, the start up of a number of alliances, and the commencement of the commercial operation of the Esperance Energy Project.

Thank you.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866



Worley

5 November 2003

ASX Announcement

WORLEY (ASX: WOR)

2003 ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

As you are aware, Worley became a listed Company, following its successful IPO, in November last year. Our first year as a publicly listed Company has been challenging but successful. Importantly, we met our prospectus earnings forecasts and have continued to grow the Company's activities.

In regard to the Company's 2003 financial performance, Worley achieved record levels of revenue and profit in the year to 30 June 2003, its fourth successive year of strong growth.

Net profit increased by 46.2% to $25.9 million, comfortably exceeding the forecast in the Company's prospectus. Included in the result was a one off profit of $1.4m relating to the divestment of the company's interest in Atria, but even if that one off addition is excluded, the prospectus forecast was exceeded.

This result was underpinned by continued strong performance in our Asian hydrocarbon operations, and above forecast growth in our Minerals & Metals group. We were able to achieve this result despite significant financial impact on our Oil & Gas business in the Middle East in the second half from the Iraq situation and the effect of an appreciating dollar.

These factors affected aggregated revenue which, while 8.3% up on the previous year at $474.4 million, was lower than the prospectus forecast.

The result underlines the benefits of Worley's increasing operational and geographic diversification. In addition, Worley's joint ventures and integrated service contracts continued a pattern of long-term growth, which is important because it lengthens our revenue profile.

The strong earnings performance of the Company is complemented by a sound balance sheet with minimal debt and substantial capacity for growth.

The Company declared and has paid a fully franked final dividend of 5 cents per share in line with the prospectus forecast.

2003 has seen Worley capitalise on the robust foundations set in place by the Company's initial public offering. The Company further extended its geographic reach through a combination of strategic acquisitions and new office openings.

The establishment in Canada of the Company's 41st office takes to 17 the number of countries in which Worley has a geographic presence.

Worley's joint venture with Macdonald Engineering Group in Canada exemplifies the Company's strategy to enter new markets by forming alliances that as well as giving



Worley

Worley access to a new market also provides new technical capabilities, in this case in Heavy Oil.

A number of new contracts were won and a number of important existing contracts were extended during the year demonstrating the increasing acceptance of the Company's alliancing and contracting model. Significant amongst these was the Maintain Potential Programme contract for the supply of services to Saudi Aramco's offshore facilities, extending the services the company supplies to Saudi Aramco.

Long-term alliances and integrated services contracts now represent approximately 40% of 2003 aggregated revenue, reflecting the significance to Worley of long-term asset management services. Particularly pleasing has been the acceptance of this contracting model in the Minerals and Metals sector.

A significant achievement during the year was the winning of the Government's AusIndustry Emerging Exporter of the Year Award. This Award confirms Worley as a significant exporter of professional services which lays a broad platform for organic growth. It also corroborates the competitiveness of Worley's professional services in world markets.

The outlook for the Worley Group remains strong. The Company has a robust and developing international network of operations, and an increasingly diversified business. We have a track record of acceptable earnings growth in our core business and joint ventures.

Subject to reasonable conditions in the markets in which the Company operates, Worley expects to deliver further increases in earnings in 2004 with our project and earnings profile having a weighting towards the second half of the financial year.

As 2004 unfolds, the Company will implement key performance indicators against which its strategy can be monitored both internally and externally and John Grill will talk to some of these today.

Your Board is well balanced and has a diverse range of experience, qualifications and expertise. All members are committed to the success of Worley and to the spirit as well as to the rule of compliance with corporate governance principles. I would like to thank them for their fine work this year and look forward to continuing to work with them into 2004.

Finally, I would like congratulate the management and staff of Worley who have worked so hard to produce this year's fine operating result. In the end it is smart and committed people that make the difference and Worley has a great team, excellently led by your Chief Executive Officer, Mr John Grill, who will now review the Company's operations and strategy.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 Worley

5 November 2003

ASX Announcement

WORLEY (ASX: WOR)

PROXY RESULTS OF 2003 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, Worley Group Limited announces the following proxy results of the 2003 annual general meeting.

No.	Resolution	For	Against	Abstain	Open to Proxy holders
2(a)	Re-election of Dr J Schubert	94,862,539	0	1,000	10,289,889
2(b)	Election of Mr R McNeilly	94,860,539	0	3,000	10,289,889
2(c)	Election of Mr E Fraunschiel	94,863,539	0	1,000	10,288,889

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

 **Worley**

23 October 2003

ASX Announcement

WORLEY (ASX: WOR)

Media Speculation regarding Iraq Contract Position

Worley Group Limited is unaware of any determination in regard to its bid for Iraq Reconstruction Work.

The company has previously confirmed it has submitted a bid, in conjunction with its US partner Parsons, for the Repair and Continuity Operations of Iraq Oil Infrastructure in a process managed by the US Army Corps of Engineers (USACE). Worley understands that a number of parties have submitted bids and expects the process to be intensely competitive.

The company has been advised that the timetable for the announcement of successful bids has been delayed by up to 30 days and a final decision is currently scheduled for mid-November.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: 02 9955 9899



Worley


WORLEY

UBS Emerging Companies Conference October 2003

John Grill, Chief Executive Officer

The Business

- A leading provider of professional services to the energy, resource and complex process Industries
- Provides a broad range of services across all phases of projects



1
IDENTIFY
Licences
Exploration
Strategic Fit
2
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
3
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
4
EXECUTE
Detailed Design
Construction
Commissioning
5
OPERATE
Maintain
Upgrade

- Over 4500 personnel located in 41 offices across 17 countries
- Organised into 4 Customer Sector Groups:

Hydrocarbons | Minerals, Metals & Chemicals | Industrial & Infrastructure | Power & Water and Developments



International Operations



Iran
Qatar
UAE
Saudi Arabia
Oman
India
China
Thailand
Malaysia
Brunei
Singapore
Indonesia
Australia
New Zealand
Canada
United States
Trinidad

17 Countries 41 Offices Over 4500 Personnel

2003 Financial Year

- ASX listing; 28 November 2002 – $1.75
- 2003 Financial Year; record result for Group
  - Aggregated revenue $474.4 million
  - Net profit up 46.2% to $25.9 million
  - Net profit up 38.3% ex Atria to $24.5 million
- Return on Equity 23%
- 40% of 2003 aggregated revenue is long-term alliances and integrated services contracts

5 Year Strategic Plan

Differentiator	Objective	Measures
1. Outstanding operational & corporate performance	Zero harm	LTIFR < 0.5 lost time injury frequency rate per million manhours
		TRIFR < 2.0 total recordable injury frequency rate per million manhours
		Health, Safety & Environment systems audit compliance > 85%
	Management of risk	No material events
	Sustained growth	Continued earnings growth; ROE >20%
	Optimised use of capital & debt	Debt / equity 20% - 30%
	Corporate governance	Quality and effectiveness of the board
2. Focus on long-term contracts, integrated services contracts and alliances	Continual improvement of performance	Contract retention, extension and migration
		Performance top quartile confirmed by benchmarking
	Increasing range of services to match client needs	Percentage of new services / total revenue growing >10%
	Business development process	EBIT Mix
		> 50% Total long term
		> 20% Allliances & ISCs - overseas
		> 20% Alliances & ISCs - ex Hydrocarbons
3. Success in project delivery – large and small	Performance exceeding client expectations	Health, Safety and Environment
		Schedule
		Cost
		Quality
		> 80% Client satisfaction index
	Grow capability for large projects	EPCM $1 billion; major / mega projects
4. Comprehensive geographic presence and industry capability	Effective client and asset knowledge	All operations profitable and sustaining
	Small offices close to clients	
	Major project / hub offices	
	Enhance international capability and reputation	Diversified business
	Minerals, Metals & Chemicals	
	Industrial & Infrastructure	
	Power & Water	
	Continue to grow established international presence in hydrocarbons	Confirm position in top 5 hydrocarbons' service providers worldwide
5. Identification, integration and growth of value-adding acquisitions	Identify opportunities, optimise commercial negotiations, due diligence process and business case for merged entity	Expand capability and coverage
	Successful implementation of integration and growth plans	Earnings growth
		Long-term ROI from acquisitions >20%
	Divest under-performing businesses	Profitable portfolio of businesses
6. Portfolio of developments	Portfolio of developments	Profit enhancement from equity sale
		Annuity income stream from equity retention
		Provider of long-term services

Strategic Context: more services; everywhere

Increasing Technological Sophistication or Delivery Sophistication

Project Services

Alliancing

ISC

Umbrella ISC — Hemisphere or Global

Asset Mgmt Services

Development opportunities

Increasing Familiarity / Integration / Coverage



Objectives & Measures

Objective

Hi

Impact on Business

Lo

Oil price

FX Risk

Zero harm

Increase # of services

Management Control

Hi

Measures

Hi

Measurable

Lo

LTIFR <0.5

New services / total revenue

Assignable to Management

Hi



Differentiators

1. Outstanding Operational & Corporate Performance
2. Focus on Long-term Contracts; Integrated Services Contracts (ISC) and Alliances
3. Success in Project Delivery; Large and Small
4. Comprehensive Geographic Presence and Industry Capability
5. Identification, Integration and Growth of Value-adding Acquisitions
6. Portfolio of Developments

Differentiator No 1

Outstanding Operational & Corporate Performance

⇨ *do what we are currently doing as well as possible*

Objective	**Measures**
Zero harm	LTIFR < 0.5 lost time injury frequency rate per million manhours TRIFR < 2.0 total recordable injury frequency rate per million manhours Health, Safety & Environment systems audit compliance > 85%
Management of risk	No material events
Sustained growth	Continued earnings growth; ROE >20%
Optimised use of capital & debt	Debt / equity 20% - 30%
Corporate governance	Quality and effectiveness of the board

Best in class – people / systems / culture



Zero Harm



Esso
ABB
LONGFORD PROJECTS
Safety Performance
Total Project Days Worked 1307
Days Worked Since Last TRI 378
Previous Best Days Without a

ESSO

Differentiator No 2

Focus on Long-term Contracts; Integrated Services Contracts (ISCs) and Alliances

Objective	**Measures**
Continual improvement of performance	Contract retention, extension and migration
	Performance top quartile confirmed by benchmarking
Increasing range of services to match client needs	Percentage of new services / total revenue growing > 10%
Business development process	EBIT Mix
	> 50% Total long term
	> 20% Allliances & ISCs - overseas
	> 20% Alliances & ISCs - ex Hydrocarbons

ISCs / Alliances – Performance Top Quartile confirmed by Benchmarking



BP Chemicals (Malaysia) Sdn Bhd



Woodside



Differentiator No 3

Success in Project Delivery; Large and Small



projects will always be important

Objective	Measures
Performance exceeding client expectations	Health, Safety and Environment Schedule Cost Quality > 80% Client satisfaction index
Grow capability for large projects	EPCM $1 billion; major / mega projects



Bayu Undan Project – Grow Capability for Large Projects



Bayu Undan Project - Grow Capability for Large Projects





Differentiator No 4

Comprehensive Geographic Presence and Industry Capability



across energy, resource and complex process industries

Objective	Measures
Effective client and asset knowledge Small offices close to clients Major project / hub offices	All operations profitable and sustaining
Enhance international capability and reputation Minerals, Metals & Chemicals Industrial & Infrastructure Power & Water	Diversified business
Continue to grow established international presence in hydrocarbons	Confirm position in top 5 hydrocarbons' service providers worldwide

Diversified Business



Saudi Aramco MPP



Differentiator No 5



Identification, Integration and Growth of Value-adding Acquisitions

⇨ *increase geographic footprint; industry depth and capability*

Objective	**Measures**
Identify opportunities, optimise commercial negotiations, due diligence process and business case for merged entity	Expand capability and coverage
Successful implementation of integration and growth plans	Earnings growth Long-term ROI from acquisitions >20%
Divest under-performing businesses	Profitable portfolio of businesses

Expand Capability and Coverage



WMC



Hydro



Differentiator No 6

Portfolio of Developments

➡ *recognised as a developer of niche infrastructure projects*

Objective	Measures
Portfolio of developments	Profit enhancement from equity sale
	Annuity income stream from equity retention
	Provider of long-term services



Developer of Niche Infrastructure



Esperance

5 Year Strategic Plan

Differentiator	Objective	Measures
1. Outstanding operational & corporate performance	Zero harm	LTIFR < 0.5 lost time injury frequency rate per million manhours
		TRIFR < 2.0 total recordable injury frequency rate per million manhours
		Health, Safety & Environment systems audit compliance > 85%
	Management of risk	No material events
	Sustained growth	Continued earnings growth; ROE >20%
	Optimised use of capital & debt	Debt / equity 20% - 30%
	Corporate governance	Quality and effectiveness of the board
2. Focus on long-term contracts, integrated services contracts and alliances	Continual improvement of performance	Contract retention, extension and migration
		Performance top quartile confirmed by benchmarking
	Increasing range of services to match client needs	Percentage of new services / total revenue growing >10%
	Business development process	EBIT Mix
		> 50% Total long term
		> 20% Allliances & ISCs - overseas
		> 20% Alliances & ISCs - ex Hydrocarbons
3. Success in project delivery – large and small	Performance exceeding client expectations	Health, Safety and Environment
		Schedule
		Cost
		Quality
		> 80% Client satisfaction index
	Grow capability for large projects	EPCM $1 billion; major / mega projects
4. Comprehensive geographic presence and industry capability	Effective client and asset knowledge	All operations profitable and sustaining
	Small offices close to clients	
	Major project / hub offices	
	Enhance international capability and reputation	Diversified business
	Minerals, Metals & Chemicals	
	Industrial & Infrastructure	
	Power & Water	
	Continue to grow established international presence in hydrocarbons	Confirm position in top 5 hydrocarbons' service providers worldwide
5. Identification, integration and growth of value-adding acquisitions	Identify opportunities, optimise commercial negotiations, due diligence process and business case for merged entity	Expand capability and coverage
	Successful implementation of integration and growth plans	Earnings growth
		Long-term ROI from acquisitions >20%
	Divest under-performing businesses	Profitable portfolio of businesses
6. Portfolio of developments	Portfolio of developments	Profit enhancement from equity sale
		Annuity income stream from equity retention
		Provider of long-term services

Short to Medium Term Outlook

- Expect to deliver further increase in earnings
- Long-term contracts growing from current position of 40% of revenue
- 2nd Half weighting
  - Conversion of FEED (Phases 2-3) to Detailed Design (Phase 4)
  - Alliance start-ups
  - Commercial operation – Esperance Energy Project

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Michael Schubert
Date of last notice	20 February 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	3 April 2003
No. of securities held prior to change	1,217,979
Class	Ordinary
Number acquired	7,874
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$13,937.31
No. of securities held after change	1,225,853

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non- executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Grahame David Campbell
Date of last notice	5 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).**
Date of change	3 April 2003
No. of securities held prior to change	358,150 ordinary shares held by Grandamico Pty Ltd.
Class	Ordinary
Number acquired	3,937
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$6,968.67
No. of securities held after change	Grahame Campbell : 3,937 Grandamico Pty Ltd : 358,150

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non- executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Green
Date of last notice	5 December 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Indirect**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).**
Date of change	**3 April 2003**
No. of securities held prior to change	**698,527**
Class	**Ordinary**
Number acquired	**9,449**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$16,724.79**
No. of securities held after change	**707,976**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non- executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	3 April 2003
No. of securities held prior to change	25,000
Class	Ordinary
Number acquired	3,283
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$5,811.34
No. of securities held after change	28,283

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non- executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald John McNeilly
Date of last notice	10 October 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Beneficial interest in shares acquired under the Worley Group Limited Non-Executive Director Plan (see further below).
Date of change	3 April 2003
No. of securities held prior to change	R McNeilly : 250,000 Laargo Investments Pty Ltd : 10,000
Class	Ordinary
Number acquired	5,369
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$9,502.72
No. of securities held after change	R McNeilly : 255,369 Laargo Investments Pty Ltd : 10,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market acquisition of shares in accordance with the Worley Group Limited Non-Executive Director Plan (approved by shareholders on 25 September 2002), under which non- executive directors are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Limited.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Worley Group Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**Ronald John McNeilly**
Date of appointment	**11 October 2002**

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
250,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Laargo Investments Pty Ltd	**10,000 ordinary shares**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**Contract between director and Worley Group Ltd under which director eligible to participate in Worley Group Ltd Non Executive Director ("NED") Plan (approved by shareholders on 25 September 2002)**
Nature of interest	**Under the NED Plan Rules, NEDs are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Ltd**
Name of registered holder (if issued securities)	**No shares issued as yet**
No. and class of securities to which interest relates	**No shares issued as yet**

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Worley Group Limited
ABN	17 096 090 158

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Erich Fraunschiel
Date of appointment	5 March 2003

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
25,000 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	**Contract between director and Worley Group Ltd under which director eligible to participate in Worley Group Ltd Non Executive Director ("NED") Plan (approved by shareholders on 25 September 2002)**
Nature of interest	**Under the NED Plan Rules, NEDs are required to sacrifice at least 25% of their annual Director's fees as shares in Worley Group Ltd**
Name of registered holder (if issued securities)	**No shares issued as yet**
No. and class of securities to which interest relates	**No shares issued as yet**

+ See chapter 19 for defined terms.



Worley

WORLEY

ANNUAL REPORT 2003



HYDROCARBONS | MINERALS, METALS & CHEMICALS | INDUSTRIAL & INFRASTRUCTURE | POWER, WATER & DEVELOPMENTS

CONTENTS

WORLEY GROUP LIMITED ACN 096 090 158

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

PLACE Duxton Hotel, 88 Alfred Street, North Sydney 2060, Ballroom A

DATE Wednesday, 5 November 2003

TIME 2.00 PM

WORLEY IS A LEADING PROVIDER OF PROFESSIONAL SERVICES TO THE ENERGY, RESOURCE AND COMPLEX PROCESS INDUSTRIES.



41 OFFICES 17 COUNTRIES 4,500 PROJECT SERVICES PERSONNEL

"WE ARE PLEASED TO HAVE ACHIEVED OUR PROSPECTUS FORECAST RESULT. THE 2003 RESULT WAS UNDERPINNED BY THE CONTINUED STRONG PERFORMANCE IN OUR ASIAN OPERATIONS AND ABOVE FORECAST GROWTH IN OUR MINERALS & METALS GROUP. THE RESULT UNDERLINES THE BENEFITS OF WORLEY'S INCREASING OPERATIONAL AND GEOGRAPHIC DIVERSIFICATION. WE WERE ABLE TO ACHIEVE THIS RESULT DESPITE A SIGNIFICANT FINANCIAL IMPACT ON OUR OIL & GAS BUSINESS IN THE MIDDLE EAST IN THE SECOND HALF OF THE YEAR FROM THE IRAQ SITUATION AND THE EFFECT OF AN APPRECIATING AUSTRALIAN DOLLAR."

RETURN ON EQUITY

23%

Dear Shareholder,

I am pleased to present the Worley Group 2003 annual report and to update you on the Company's progress since listing on the Australian Stock Exchange in November 2002.

FINANCIAL PERFORMANCE

Worley achieved record levels of revenue and profit in the year to 30 June 2003, its fourth successive year of strong growth. Net profit increased by 46.2% to $25.9 million, comfortably exceeding the forecast in the Company's prospectus.

Aggregated revenue was $474.4 million, an 8.3% increase on the previous year but marginally lower than the prospectus forecast due primarily to the effects of the Iraq war and the appreciation in the value of the Australian dollar against the US dollar.

The financial result was underpinned by the continued strong performance of the Company's Asian operations and above forecast growth in the Minerals & Metals group. In addition, Worley's joint ventures and integrated service contracts continued a pattern of long term growth.

The strong earnings performance of the Company is complemented by a sound balance sheet with significant cash reserves providing substantial capacity for growth.

The Company has declared a fully franked final dividend of 5 cents per share to be paid on 13 October 2003 in line with the prospectus forecast.

BUSINESS DEVELOPMENTS

Worley has capitalised on the robust foundations set in place by the Company's initial public offering, further extending its geographic reach through a combination of strategic acquisitions and new office openings. The establishment in Canada of the Company's 41st office takes to 17 the number of countries in which Worley has a geographic presence.

Worley's joint venture with Macdonald Engineering Group in Canada exemplifies the Company's strategy to increase scale in key markets by forming alliances with complementary businesses. The joint venture, which was completed after the end of the financial year, will extend the Company's technical capability and geographic coverage in oil and gas.

A number of new contracts were won and a number of important existing contracts were extended during the year, demonstrating the increasing acceptance of the Company's alliancing and contracting model. Long term alliances and integrated services contracts now represent approximately 40% of 2003 aggregated revenue, reflecting the significance to Worley of long term asset management services.

BOARD APPOINTMENTS

During the year, the distinguished public company director Mr Erich Fraunschiel joined Worley's Board of Directors. He became the Chairman of the Audit and Risk Committee. Mr Fraunschiel has had an extensive career with Wesfarmers Limited spanning some 18 years and is currently a director of a number of other substantial public companies.

I am delighted to welcome Mr Fraunschiel to the Board and look forward to his ongoing contribution.

As the board of a newly listed Australian Company, all members work closely with management to apply the principles of best practice corporate governance in all aspects of the Company's business. The Board is well-balanced and has a diverse range of experience, qualifications and expertise. All members are committed to the spirit, as well as to the rule, of compliance with corporate governance principles. Worley was fortunate to have an advisory board for a number of years prior to its public listing. This has allowed time for Worley to develop its culture of corporate governance such that we will comply with the Australian Stock Exchange's recommended guidelines prior to June 2004.

OUTLOOK

The outlook for the Worley Group remains strong. The Company has a robust and developing international network of operations, and an increasingly diversified business. Our revenue profile is lengthening with a solid increase in long term and alliance style contracts and we have a track record of acceptable earnings growth in our core business and joint ventures.

Subject to reasonable conditions in the markets in which the Company operates, Worley expects to deliver further increases in earnings in the 2004 financial year.

Yours sincerely



JOHN SCHUBERT
CHAIRMAN



GROUP FINANCIAL HIGHLIGHTS

$m	2000	2001	2002	2003	Growth 2002	Prospectus Forecast
Aggregated revenue*	214.3	313.8	437.8	474.4	8.3%	495.7
EBITDA	13.2	24.2	33.5	41.5	23.9%	38.6
EBIT	7.2	17.6	25.9	32.1	23.9%	30.9
EBIT margin	3.3%	5.6%	5.9%	6.8%		6.2%
Net profit#			17.7	25.9	46.2%	22.6
Net profit margin			4.0%	5.5%		4.6%
Return on equity			26.0%	23.0%		21.0%
Basic EPS normalised** (cents per share)			16.3	20.4	25.2%	18.1
Basic EPS (cents per share)			13.6	18.1	33.1%	15.8

* Aggregated revenue as defined in the Worley Prospectus includes revenue from associates and excludes pass through procurement services for nil margin.
\# Including profit on sale of Atria, $1.4 million.
** Normalised for the amortisation of intangibles.

Aggregated Revenue $m



$214.3
$313.8
$437.8
$474.4
$495.7
$500
$400
$300
$200
$100
2000
2001
2002
2003
PROSPECTUS FORECAST

8.3%
GROWTH ON 2002

EBIT $m



$7.2
$17.6
$25.9
$32.1
$30.9
$35
$28
$21
$14
$7
2000
2001
2002
2003
PROSPECTUS FORECAST

23.9%
GROWTH ON 2002

Revenue Profile (as percentage of aggregated revenue)



100%
80
60
40
20
20
80
33
67
OTHER SEGMENTS
OIL & GAS
10
90
48
52
INTERNATIONAL
AUSTRALIA
55
45
38
62
JOINT VENTURES
WHOLLY OWNED BUSINESS
2000
2003
2000
2003
2000
2003

STRONG FINANCIAL PERFORMANCE – Net profit of $25.9 million representing an increase of 14.4% on prospectus forecast of $22.6 million.

GROWTH OPPORTUNITIES – Further diversification in Minerals, Metals & Chemicals and Industrial & Infrastructure; acquisition of services businesses in Canada (Calgary) and Australia (Geelong); opening of offices in Trinidad and Oman.

GLOBAL REACH – Operations now span 17 countries, with 41 office locations worldwide in the Asia Pacific, Middle East and the Americas.

DIVERSIFIED CONTRACT BASE – Operating in four key sectors with an increasingly broad client base, this geographic and client diversification significantly reduces Worley's reliance on individual projects and clients. No single contract contributed more than 9% of aggregated revenue in 2003.

QUALITY CLIENT BASE – With a blue chip client base, Worley continued to grow its existing relationships in 2003. Important new relationships were formed with national oil companies in the Middle East and with clients in the minerals, metals and chemicals sector.

ALLIANCE BASED CONTRACT APPROACH – Alliance and integrated services contracts represented approximately 40% of aggregated revenue in 2003. The growth of Minerals, Metals & Chemicals in 2003 was due in part to growing acceptance of the alliance based contracting model.

STRONG PARTNERSHIPS – Worley has been successful in choosing partners who complement its skill set. These partners include Transfield Services, ABB, KBR, Fluor and Ranhill. Two new partners will feature in 2004: Macdonald (Calgary, Canada) and Jones & Jones (Geelong, Australia).

PERFORMANCE

THE 2003 FINANCIAL YEAR HAS DELIVERED WORLEY'S BEST EVER FINANCIAL PERFORMANCE WITH A NET PROFIT OF $25.9 MILLION, 46.2% ABOVE THE PREVIOUS YEAR, AND 14.4% IN EXCESS OF THE PROSPECTUS FORECAST OF $22.6 MILLION.

THESE RESULTS WERE ACHIEVED ON AGGREGATED REVENUE OF $474.4 MILLION, SLIGHTLY LESS THAN WAS FORECAST IN THE COMPANY'S PROSPECTUS DUE LARGELY TO THE STRENGTHENING OF THE AUSTRALIAN DOLLAR, THE IMPACT OF THE IRAQ WAR AND DELAYS IN SOME PROJECTS OUT OF OUR US OFFICES.

OUR RETURN ON EQUITY WAS OVER 20% IN THE FINANCIAL YEAR AND WE START THE NEW FINANCIAL YEAR IN A STRONG FINANCIAL POSITION.

14.4%

IN EXCESS OF FORECAST PROSPECTUS NET PROFIT

MINERALS &METALS

OUTSTANDING PERFORMANCE

When Worley listed in November 2002, the group was organised into five Customer Sector Groups: Oil & Gas; Refining, Petrochemicals & Chemicals; Minerals & Metals; Industrial & Infrastructure; and Developments, and my review is structured along these lines.

However, as we move into the new financial year, the structure will reduce to four groups: Hydrocarbons, combining Oil & Gas and Refining & Petrochemicals; Minerals, Metals & Chemicals, absorbing non oil and gas related chemicals; Industrial & Infrastructure; and Power, Water & Developments. Previously, Power & Water formed part of the Industrial & Infrastructure group.

This realignment better reflects the changing markets in which we operate and more realistically describes the business that Worley is becoming.

OIL & GAS

Oil & Gas remains Worley's key Customer Sector Group delivering 67% of aggregated revenue. The year was a patchy one for Oil & Gas. We achieved outstanding performance from our Malaysian, Indonesian, Thai, Brunei and Saudi Arabian offices and continuing strong results from our integrated service contracts and our joint venture for Bayu Undan. We experienced less than expected results, largely due to project delays due to the Iraq war and other factors, from our other Middle Eastern, Australian and American offices.

The Transfield Worley joint venture now holds integrated service contracts with Woodside, Shell Todd and New Zealand Refining Company, while the contract held by the Worley ABB joint venture with ESSO BHP Billiton was extended by a further year.

A major milestone, notably reaching two million project manhours, was achieved by the Damit Worley joint venture on the Brunei Shell Petroleum contract in 2003. The Ranhill Worley joint venture based in Kuala Lumpur was awarded several substantial projects including the Salman development for offshore Iran and a significant long term contract for Shell in Malaysia.

In Indonesia, Ceria Worley successfully completed a substantial FEED (Front End Engineering and Design) project for ConocoPhillips, marking a transition to new levels of performance and capability for the Jakarta operation.

In China, Worley's capabilities continue to grow with work for Apache China Corporation and Kerr McGee in Bohai Bay, and for ConocoPhillips China Inc on the upgrade and conversion of its Ming Zhu floating production storage and offloading system. This work was executed in Worley's Australian and American offices.

The Middle East continues to expand its network and increase in importance with Saudi Arabia proving to be an exciting market.

Worley, together with its local joint venture partner, signed a five year contract with Saudi Aramco, the world's largest oil and gas producer, for the Maintain Potential Program for Saudi Aramco's offshore assets. Importantly, this contract cements the position of the joint venture as a provider of world class project management and design services and further enhances its reputation for excellence in project delivery in the region.

Worley has willingly embraced the Kingdom's number one priority, "Saudisation" – the merging of appropriately qualified local labour into the workforce – through a dedicated team which is pioneering local training programs. Worley's approach is similar to that used successfully in Malaysia, Indonesia and Brunei.

2003 also saw the opening of a Worley office in Trinidad to service BHP Billiton's onshore assets, and the nearing of completion of the world's biggest oil and gas project of its time, Bayu Undan for ConocoPhillips.

Floating production systems are a key future area of oil and gas activity and Worley has been fortunate to gain the expertise of Robert Edwardes, formerly of ExxonMobil, to expand Worley's capability in this area.

Significant, too, was the launch of Worley Select, a high value group providing management consulting services, particularly targeting project identification and selection.

REFINING, PETROCHEMICALS & CHEMICALS

The Refining, Petrochemicals & Chemicals (RPC) business grew strongly overseas, with Malaysia and Saudi Arabia providing solid markets. While marginally falling short of forecast revenue, RPC delivered $30.8 million to the Company's aggregated revenue stream, an increase of 4.1% over last year.

Since listing, the RPC division has been awarded four important contracts:

- The Australian Department of Defence's Project Services Contract for the modernisation of the Mulwala Munitions Facilities;
- Saudi Aramco's FEED and detailed engineering and procurement assistance for a C3 recovery project at Ras Tanura Refinery in Saudi Arabia. This is the most complex package of its kind ever awarded by Saudi Aramco to an in-Kingdom contractor;
- Methanol Australia's FEED package for the Tassie Shoal Offshore Methanol Project through the Offshore Methanol Joint Venture; and
- The renewal of the Qenos Engineering Alliance in Victoria for a further 12 months following a successful five year relationship.

2 MILLION PROJECT MANHOURS

ACHIEVED BY DAMIT WORLEY IN BRUNEI



MINERALS & METALS

130%

INCREASE IN REVENUE $66.8M, ON LAST YEAR

INDUSTRIAL & INFRASTRUCTURE

$59m

IN REVENUE, A 57% INCREASE ON LAST YEAR

The New Zealand, Malaysian and Saudi Arabian markets all exceeded expectations during 2003; however, a surplus of petroleum fuel products in the Asia-Pacific region has meant thin refining margins and low petrochemical prices for refining, petrochemicals and chemicals companies in general, a situation anticipated to continue until a revival in the US economy occurs.

Alliances and long term contracts continue to be the most cost effective and efficient way to service refining, petrochemicals and chemicals customers with new initiatives emerging in small projects' procedures and benchmarking.

MINERALS & METALS

The Minerals & Metals group delivered a strong performance in 2003, with aggregated revenue increasing substantially to $66.8 million, well above forecasts and 130.8% above last year.

Central to this success have been the establishment of alliance relationships and successful project execution. Key alliance developments include the consolidation of Worley's alliance with WMC Resources, the expansion of its Worsley alliance with BHP Billiton, and winning the Hydro Aluminium Kurri Kurri alliance contract. The group also successfully completed the Comalco CAR project for Bechtel.

The Minerals & Metals group is now recognised worldwide as a market leader in design and project services for the alumina industry. Our position in the light metals sector has been further strengthened following the purchase in July 2003 of 51% of Geelong based aluminium specialist, Jones & Jones.

Focusing on three key industry areas (light metals, base metals and coal), and with a new organisational structure, the Minerals & Metals group adopted a more focused approach to Engineering Procurement Construction and Maintenance (EPCM) projects and alliances by introducing Worley's Capability Platform Project initiative to develop project delivery expertise, and establishing an alliance "Mobilisation and Support" team.

INDUSTRIAL & INFRASTRUCTURE

The Industrial & Infrastructure group continued to expand in 2003 generating aggregated revenue of $59 million, an increase of 57.5% on last year with strong growth from our joint venture with Burns & Roe in the Australian power and water sector, and in the industrial and infrastructure businesses in Australia and Singapore.

This segment spread into new sectors in Australia – industrial (pharmaceuticals, food & beverage) and geotechnical (tunnelling) – and achieved success in the difficult South East Asian market through EnergySkills, Worley's specialist manpower outsourcing business. We also increased our market position in the road and rail transport sector.

Underpinning this growth has been the group's shift away from a pure focus on civil and structural disciplines to becoming a total project management and procurement solutions provider. This assisted in establishing new business units in Queensland and South Australia to support the high level of organic growth, and saw major projects emerge in the Middle East.

Notably, Industrial & Infrastructure is now involved in total project delivery of industrial projects through Transfield Worley in New Zealand and is establishing its credibility and capability in two new growth areas (defence, and water resource identification and management) with expanding skill sets in transport and geotechnical assessment.

Key reasons for Burns & Roe Worley's (BRW) strong performance include the commencement of the Esperance Energy Project, and BRW's successful bid for the Subiaco Western Australia Water Treatment Plant Odour Control project in joint venture with John Holland.

2003 also saw the establishment of the Sydney Water Energy Partners program with BRW working in an alliance arrangement with Sydney Water for energy management.

BRW's progress in 2003 not only significantly expanded Worley's sector coverage in revenue terms, but also changed BRW's capability from being predominantly linked to power to being close to 50:50 power and water.

South East Asia appears prospective with projects for Australian execution being won by BRW in both Malaysia and Thailand.

DEVELOPMENTS

Clearly focused on opportunities in the areas of power generation and associated natural gas pipelines and waste management, 2003 saw a significant step forward for Worley's development business. The Esperance Energy Project reached financial close with the development phase of the project commencing in the last quarter of the 2003 financial year.

Treatment of municipal solid waste is targeted in 2004 utilising Worley's licensed Conporec accelerated composting technology, with opportunities anticipated to be driven by local councils Australia wide.

ESPERANCE ENERGY PROJECT
REACHED FINANCIAL CLOSE

PEOPLE

Worley's key strategic asset is its people.

The primary focus in relation to its people is to keep them safe and free from harm. Although Worley's lost time and recordable injury rates are low compared to its peers, further reductions are possible and 2004 will see an increased emphasis on our objective of zero harm to personnel.

The discounted staff share scheme which was an integral part of Worley's public listing has allowed a number of our personnel to become shareholders, broadening our internal shareholder base significantly.

Our strong growth has been and will only be possible through our policy of promoting selected internal high performers plus targeted recruitment. This policy has ensured that we have the appropriate management strength and depth to continue our growth into the future.

STRATEGY

As we move into 2004, Worley is becoming an increasingly diversified business. Our revenue profile is lengthening with a solid increase in long term and alliance style contracts, and we have a track record of acceptable earnings growth in our core business and joint ventures.

Our focus on the future is based on making significant progress towards achieving six goals:

- Demonstrable outstanding operations and corporate performance;
- An increased focus on long term contracts, integrated service contracts and alliances;
- Demonstrable success in delivering projects – large and small;
- A comprehensive geographic presence and capability across all facets of complex process and infrastructure;
- Expanded ability to identify, integrate and grow value adding acquisitions that increase our industry and geographical footprints; and
- A portfolio of development projects.

41 OFFICES WORLDWIDE
4500
DEDICATED PEOPLE

We are developing key performance indicators which will allow internal and external monitoring of Worley's achievement of these goals.

The strategic platform provided by these goals, and the increased business focus that will be achieved through a reduced number of Customer Sector Groups will position Worley well for further growth in 2004.



JOHN GRILL
CHIEF EXECUTIVE OFFICER

WORLEY IS ORGANISED INTO FOUR KEY SECTORS: HYDROCARBONS, MINERALS, METALS & CHEMICALS, INDUSTRIAL & INFRASTRUCTURE, AND POWER, WATER & DEVELOPMENTS.

AT THE CORE OF OUR SUCCESS IS OUR ABILITY TO DELIVER FOR CLIENTS THROUGHOUT THE WORLD.

IN BOTH PROJECTS AND ALLIANCES WE ARE KNOWN FOR OUR USE OF INVENTIVE APPROACHES, TECHNOLOGIES AND TEAMING TO DELIVER SUPERIOR RESULTS. IN DOING SO WE WORK THROUGH ALL FIVE PHASES OF AN ASSET'S LIFECYCLE.


PHASES OF AN ASSET'S LIFECYCLE
1
ASSESS
2
SELECT
3
DEFINE
4
EXECUTE
5
OPERATE

HYDROCARBONS

Worley has an expanding international reputation as a provider of design and project services to the oil and gas, and refining and petrochemical industries. Key to its growth in 2003 have been exciting developments in the Middle East and South East Asia.







MINERALS, METALS & CHEMICALS

Providing quality design and project services to the minerals, metals and chemicals industries, Worley successfully integrates multi-discipline expertise with leading technology to deliver innovative solutions.



INDUSTRIAL & INFRASTRUCTURE

Worley has always been actively involved in the infrastructure sector either through providing integrated infrastructure services in the resources and energy sectors or through providing specialist services in the markets where Worley has a proven technological advantage.







POWER, WATER & DEVELOPMENTS

With a strong tradition in developing solutions that add value to clients, Worley also invests in infrastructure projects where its support assists clients to deliver their mandates. In the field of developments, Worley is expanding its role from adviser to investor, a logical progression for a business whose success is based on sharing risk and reward with its clients.



16 NEW PIPELINES
PROJECT | UMM SHAIF

5 NEW PLATFORMS
PROJECT | UMM SHAIF



THE WORLD'S LARGEST, MOST COMPLEX FLOATOVER PROJECT | UMM SHAIF

HYDROCARBONS

WORLEY HAS AN EXPANDING INTERNATIONAL REPUTATION AS A PROVIDER OF DESIGN AND PROJECT SERVICES TO THE OIL AND GAS, AND REFINING AND PETROCHEMICAL INDUSTRIES. KEY TO ITS GROWTH IN 2003 HAVE BEEN EXCITING DEVELOPMENTS IN THE MIDDLE EAST AND SOUTH EAST ASIA.

With its head office in Australia and a global network supporting international organisations, Worley works closely with clients to provide a full spectrum of services to the oil and gas, and refining and petrochemical industries through either long term alliance contracts or project delivery.



PROJECT | UMM SHAIF

With the aim to enhance oil production to 350,000 barrels per day (b/d), Worley's Perth office with a project team of 120 is completing a 200,000 manhour FEED study in 12 months for this world class project which has allowed Worley to be considered one of the preferred contractors for oil and gas work in the Middle East. Involving five new platforms, 16 new pipelines and tie-ins to existing platforms, this project covers the full array of offshore capabilities. Individually, two of the decks will represent the largest "float over" operation in Middle Eastern waters and, collectively, the development represents the largest and most complex undertaken this year anywhere in the world.



ALLIANCE/ISC | NEW ZEALAND REFINING COMPANY (NZRC)

NZRC is New Zealand's only petrochemical refiner and produces 80% of the nation's fuel requirements including aviation fuels, motor spirits and diesel. Transfield Worley (New Zealand) Limited (TWNZ) provides a full spectrum of project management services including design, procurement activities, construction management and maintenance services to NZRC through an integrated services contract (ISC). TWNZ uses its own project management teams and the local infrastructure of highly qualified contractors to meet the demands of this long term contract. This ISC demonstrates Worley's ability to deliver total project services through all phases of an asset's life. The contract includes major shutdown activity and support for major projects including the current desulphurisation and benzene removal projects to upgrade the facility to world class standards in "clean" fuels.

HYDROCARBONS


LONGFORD PROJECTS

ISC | ESSO BHP BILLITON

Remarkable safety. 14 years without lost time injury achieved on 28 August 2003, and 12 months without recordable onshore and offshore safety incidents achieved on 19 March and 19 June 2003 respectively... this Worley ABB joint venture integrated services contract (ISC) with ESSO BHP Billiton for its Victorian oil and gas facilities will now extend through to 31 December 2004. Uniquely, the ISC features an ongoing Safety Incentive Scheme by which employees earn money to donate to a charity of their choice by being allocated bonus points for meeting certain safety targets. One of the most gratifying awards has been the donation of $5000 to the Victorian Bushfire appeal in the wake of the devastating Bogong bushfires in 2003.



ALLIANCE | MALAYSIA

Ranhill Worley has established a number of alliances and call off contracts with each of the major refining and petrochemical producers in Malaysia including Shell, Optimal, BASF, Petronas, BP Chemicals and PP/MTBE. With offices in Kuala Lumpur and Kerteh, Ranhill Worley is able to service blue chip Malaysian customers locally and sustain long term relationships for the future maintenance and upgrading of their assets. Over the last 12 months, Ranhill Worley's Kerteh capability has been significantly expanded, executing key projects for existing and new customers. Malaysia's refining, petrochemical and chemical industries are diversified and growing with more greenfields facilities being brought online, and older facilities requiring maintenance and upgrading.



ALLIANCE | BP CHEMICALS (MALAYSIA) SDN BHD

A prime example of Worley's work in Malaysia is its long standing relationship with BP Chemicals (Malaysia) Sdn Bhd, formerly Amoco. Contracted since 1996 as the company's inhouse contractor for design and project services, construction management and oncall assignments, Ranhill Worley has completed significant EPCM work for modification and capital projects within BP Chemicals' PTA Unit at Kuantan in Gebeng, Malaysia, ranging from the design and installation of a liquid catalyst to turnaround work and oxygen reactor works for an agitator modification.

14 YEARS WITHOUT LOST TIME INJURY

ISC | ESSO BHP BILLITON



7 YEAR ONGOING CONTRACT

FOR INHOUSE ENGINEERING, DESIGN ENGINEERING, CONSTRUCTION MANAGEMENT AND ONCALL ASSIGNMENTS

ALLIANCE | BP CHEMICALS (MALAYSIA) SDN BHD

NEW INDUSTRY BENCHMARKS FOR DETAIL DESIGN PRODUCTIVITY AT LESS THAN

25 mhr/tonne of topsides

PROJECT | DONG FANG 1-1 GAS FIELD

WORLEY | CNOOC | APACHE
KERR McGEE | CONOCOPHILLIPS



WORLEY'S SCOPE

INCLUDED BASIC AND DETAILED DESIGN, AND CONSTRUCTION MANAGEMENT OF THE FPSO CONVERSION

PROJECT | PENG LAI PHASE 1

HYDROCARBONS

PROJECTS | CHINA

Worley's Houston office has been working in China since 1996 and has laid the path for the Group's expansion into China and the establishment of a representative office in Beijing in 1998. With activity centred on the rapidly growing offshore oil and gas region of Bohai Bay, Worley has been successful in winning work with the Bohai Bay's main operating company, the Government's Chinese National Offshore Oil Company (CNOOC). Foreign oil companies are also actively exploring and developing offshore oil and gas fields in Bohai Bay and Worley worked with Apache, Kerr McGee and ConocoPhillips throughout 2003. Worley has developed excellent working relationships with Chinese companies and Government design institutes, typical of Worley's international growth strategy of establishing strong working relationships with local organisations.



PROJECT | DONG FANG 1-1 GAS FIELD

Located in the South China Sea, this was the first offshore gas facility developed by Worley client, China Offshore Oil Engineering Co. (COOEC). Completed in mid 2003, Worley reviewed the basic design and executed the detailed design of platform topsides for a 3000 tonne central processing gas platform and an 800 tonne wellhead platform. The project was completed under budget in less than 11 months. Working with 75 engineering staff, including 20 COOEC secondees in Melbourne, Worley achieved exceptional design quality and set new industry benchmarks for detailed design productivity at less than 25 man hours per tonne (mhr/tonne) of topsides (compared with the industry benchmark of 35-40 mhr/tonne).



PROJECT | PENG LAI PHASE 1

Worley's involvement in Phase 1 of this project with ConocoPhillips China Inc. encompassed design review and conversion of the Ming Zhu Floating Production Storage and Offloading System (FPSO) to meet new operating conditions of 40,000 b/d. This included an upgrade of existing oil processing, water treatment, water injection and control systems. Located in China's Bohai Bay, the project was completed in late 2002 and Worley's scope included basic and detailed design, and construction management of the FPSO conversion on site at Shanhaiguan shipyard in China. Key success factors were Worley's ability to manage teams across geographical borders and effectively integrate with the combined ConocoPhillips/COOEC project team.



PROJECT | ZHAO DONG BLOCK DEVELOPMENT, BOHAI BAY

Integrally involved in the Zhao Dong Block Development in Bohai Bay, China since 1997, Worley's work for Apache China Corporation began with an extensive development options study to minimise capital cost of drilling and production facilities for this reservoir with a capacity of 30,000 b/d of heavy oil, and ran through to basic and detailed design, project management, procurement, construction management and commissioning supervision. By forming an integrated project team with Apache and PetroChina, Worley was instrumental in the development which included two offshore structures and two articulated shuttle barges.

MINERALS, METALS & CHEMICALS

PROVIDING QUALITY DESIGN AND PROJECT SERVICES TO THE MINERALS, METALS & CHEMICALS INDUSTRIES, WORLEY SUCCESSFULLY INTEGRATES MULTI DISCIPLINE EXPERTISE WITH LEADING TECHNOLOGY TO DELIVER INNOVATIVE SOLUTIONS.

At the heart of this key Worley business unit are several important long term alliances: the Worsley/Worley Alliance (WWA) for BHP Billiton in Bunbury, Western Australia; a national alliance with WMC Resources where Worley is in joint venture with Maunsell serving WMC's fertiliser, copper and uranium, and nickel business units in Queensland, South Australia and Western Australia; and the Hydro Aluminium alliance at Kurri Kurri in New South Wales.

ALLIANCE | WORSLEY

Operating on a basis of mutual responsibilities, common goals and KPIs, this alliance requires 10,000 hours/month of project services to sustain this alumina plant's capital. Work ranges from concept through to commissioning, project closeout and review, and also delivers major projects: a $25 million liquor burner commissioning in October 2003, detailed design for digestion odour control and a ship loader, and a 4th expansion feasibility study. The co-location of the alliance team is key to success.



ALLIANCE | WMC RESOURCES

Worley's pre-eminent alliancing track record, benchmarking capability, and safety performance and commitment have resulted in several alliances with WMC: in partnership with Maunsell subsidiary MAMIC since 2002 servicing WMC's Olympic Dam operation in South Australia, and its extensive network of nickel business unit facilities in Western Australia. Together, Worley and MAMIC also sustain capital works for WMC Fertiliser's Phosphate Hill ore processing and ammonia production and granulation plants, and now acts as project manager for installation of a pipe reactor.



ALLIANCE | HYDRO ALUMINIUM ALLIANCE

This alliance provides management and design services for major plant upgrades of the Kurri Kurri aluminium smelter in which additional capital investment is expected to exceed $100 million. The Kurri Kurri alliance is noteworthy for swift mobilisation and team integration and a smooth interface with the client's systems. To complement its light metals capabilities, Worley acquired a 51% stake in Jones & Jones, a specialist design business focused on aluminium smelting facilities.



PROJECT | COMALCO CAR PROJECT

Taking leadership roles in refinery design, information systems development, and process and discipline modelling resources, Worley developed rigorous new processes for identifying, evaluating and locking in project solutions to maximise return on capital for Comalco's 1.4M tpa capacity alumina refinery in Queensland. With a project value of $1 billion, the project involved Worley in an integrated team with Comalco, Worley's client Bechtel and a number of technology suppliers. Key to Worley's work was the development of advanced basic design, project delivery strategy development, equipment development and selection, and the integration of these functions.



THE CO-LOCATION OF THE ALLIANCE TEAM IS KEY TO SUCCESS

ALLIANCE | WORSLEY



$1 BILLION PROJECT VALUE

PROJECT | COMALCO CAR PROJECT

GEOTECHNICAL CONSULTANT

TO THE WA PUBLIC TRANSPORT AUTHORITY
NEW METRORAIL CITY PROJECT IN PERTH



$25 MILLION PROJECT VALUE

PROJECT | CHEMEQ

INDUSTRIAL & INFRASTRUCTURE

WORLEY HAS ALWAYS BEEN ACTIVELY INVOLVED IN THE INFRASTRUCTURE SECTOR EITHER THROUGH PROVIDING INTEGRATED INFRASTRUCTURE SERVICES IN THE RESOURCES AND ENERGY SECTORS OR THROUGH PROVIDING SPECIALIST SERVICES IN THE MARKETS WHERE WORLEY HAS A PROVEN TECHNOLOGICAL ADVANTAGE.

In 2003, Worley expanded into new sectors in Australia – industrial (pharmaceuticals, food and beverage) and geotechnical (tunnelling) – reflecting a shift in Worley's focus from civil and structural design disciplines to becoming a comprehensive project management and procurement solutions provider.



PROJECT | NEW METRORAIL CITY PROJECT, PERTH

Worley's Geosciences group was awarded the prestigious role of geotechnical consultant to the WA Public Transport Authority providing geotechnical, geophysical and hydrogeological advice for the New MetroRail City Project in Perth. This project involves the design and construction of rail infrastructure within the heart of Perth City. This key component of the rail network in Perth will link the proposed South West Metropolitan Railway with the existing northern rail lines. To date, Worley has undertaken a variety of commissions relevant to the design and construction of tunnels, underground stations, foundations, slopes and retaining walls. Worley involvement extends from the expression of interest and tender phases to the tender evaluation and detailed design phases of the project.





PROJECT | CHEMEQ

Valued at $25 million, Worley Perth won the design and procurement contract for Chemeq's antimicrobial production plant facility in East Rockingham, Western Australia, a first in Australia. Driving the engineering and authority approvals, Worley's work was multi disciplined and encompassed the environment, dangerous goods, mechanical, structural and civil design, electrical and instrumentation design, fire engineering advice and utilities design for the plant. Major components included a catalytic reactor, condenser, polymerisation reactors and a thermal oxidiser for the facility which aims for production rates of 20 tpa from the first plant and 200 tpa from the second plant. Importantly, the design had to account for clean room environments and allow for cleaning regimes that met the client's pharmaceutical requirements. The project was driven by a tight budget and aggressive schedule and Worley's professionalism proved to be highly valuable through the application of "value adding" initiatives to solve project and construction issues.

POWER, WATER & DEVELOPMENTS

WITH A STRONG TRADITION IN DEVELOPING SOLUTIONS THAT ADD VALUE TO CLIENTS, WORLEY ALSO INVESTS IN INFRASTRUCTURE PROJECTS WHERE ITS SUPPORT ASSISTS CLIENTS TO DELIVER THEIR MANDATES. IN THE FIELD OF DEVELOPMENTS, WORLEY IS EXPANDING ITS ROLE FROM ADVISER TO INVESTOR, A LOGICAL PROGRESSION FOR A BUSINESS WHOSE SUCCESS IS BASED ON SHARING RISK AND REWARD WITH ITS CLIENTS.

The power sector is a natural extension of Worley's relationships with its clients and over 30 years, Worley has developed a comprehensive range of skills associated with planning and delivering infrastructure projects.

Worley's power and water expertise for Australia and New Zealand is provided through Burns and Roe Worley, a joint venture with specialist power group Burns and Roe Inc and delivers high quality services to power generation, transmission and distribution, and water and wastewater treatment clients.

ALLIANCE | SYDNEY WATER ENERGY PARTNERS



Burns and Roe Worley (BRW), in joint venture with Energetics, signed a performance based 10 year partnering relationship with Sydney Water Corporation to reduce non renewable energy consumption and greenhouse gas emissions under its Water Plan 21. By identifying, selecting, defining and executing new energy management and renewable energy initiatives, the BRW/Energetics joint venture will help Sydney Water's energy management unit achieve its goals through behavioural change programs, engineering or consulting assignments, and development of renewable energy generation projects.

PROJECT | ESPERANCE ENERGY PROJECT



In February 2003, Worley reached financial close on its first infrastructure development, the Esperance Energy Project comprising a 33 MW gas turbine power station and associated 341 km natural gas pipeline to supply electricity to the Esperance region of Western Australia. Funding is through a combination of equity provided by Worley, Burns and Roe Worley, and ANZ Infrastructure Services (ANZIS), and limited recourse debt. Underpinning the project is an 18 year power purchase agreement with Western Power, the WA Government's energy utility, and a similar agreement with the Esperance Port Authority. Commercial operation is due in the second quarter of calendar year 2004.


18 YEAR POWER PURCHASE AGREEMENT
PROJECT | WESTERN POWER | ESPERANCE PORT AUTHORITY
10 YEAR PARTNERING RELATIONSHIP
ALLIANCE | SYDNEY WATER CORPORATION









JOHN SCHUBERT | CHAIRMAN AND NON EXECUTIVE DIRECTOR

John joined the Worley advisory board as Chairman in August 2000. A chemical engineer by training, John commenced his career in 1969 with ESSO in Australia. In his 24 year relationship with ESSO, John held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, John was appointed Managing Director of Pioneer International and led that business to its merger with Hanson plc in May 2000. He resigned as director from Hanson plc in May 2003. John is currently President of the Business Council of Australia, Deputy Chairman of Commonwealth Bank of Australia and Chairman of G2 Therapies Limited. John is also director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton plc.

RON MCNEILLY | DEPUTY CHAIRMAN AND NON EXECUTIVE DIRECTOR

Ron is currently the Deputy Chairman of BHP Steel and has over 30 years' experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is Chairman of the Melbourne Business School, Chairman of Ausmelt, director of Alumina Limited, director of GH Michell Holdings Pty Limited and former director of QCT Resources and Tubemakers of Australia.

GRAHAME CAMPBELL
NON EXECUTIVE DIRECTOR

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers in Australia and a member of the Pacific Basin Economic Council. Grahame was a member of the Worley advisory board for four years.

ERICH FRAUNSCHIEL
NON EXECUTIVE DIRECTOR

Erich retired as an Executive Director and Chief Financial Officer of Wesfarmers Limited in July 2002. Erich is a director of Foodland Associated Limited, Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Western Australian Opera Inc. He is a member of the Finance and Treasury Association and a fellow of CPA Australia and the Australian Institute of Company Directors. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and was appointed Finance Director in 1992.









JOHN GREEN
NON EXECUTIVE DIRECTOR

John was a member of Worley's advisory board for nine years, including a period as its Chairman. John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehill Hollingdale & Page and Dawson Waldron. John is director of the Macquarie Bank Foundation and is also director of The Centre for Independent Studies, a not-for-profit "think tank". Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

JOHN GRILL
CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with two of the Company's major joint ventures, Transfield Worley and Worley ABB.

DAVID HOUSEGO
CHIEF FINANCIAL OFFICER

David joined Worley in July 1999. His finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil. Previously, David worked for a number of firms in the United Kingdom and held a variety of accounting positions with AAP Reuters and IBM Australia.

SHARON SILLS | COMPANY SECRETARY & GROUP TAX MANAGER

Sharon Sills is a member of the Institute of Chartered Accountants of Australia. She has over 12 years' experience in taxation, both in the profession and in commerce. Prior to joining Worley, Sharon was a Taxation Manager with Arthur Andersen and briefly with NRMA Limited. Sharon joined Worley in May 2000 as Group Taxation Manager and assisted with group restructuring pre IPO and with the listing of the Company.

EXECUTIVE GROUP

GRAHAM HILL | EXECUTIVE DIRECTOR

Graham is responsible for Worley's international business development and was previously head of Worley's Refining, Petrochemical & Chemicals group. Prior to joining Worley in July 2002 Graham worked with KBC Advanced Technologies in Singapore, a specialist consulting company in oil refining and petrochemicals, as Vice President of Asia Pacific. Working also with Kvaerner Engineering & Construction (Davy John Brown), Graham holds a Masters Degree in Chemical Engineering and is a Fellow of the Institute of Chemical Engineers and former Institute Chairman of the Victorian Branch.

PETER MEURS | EXECUTIVE DIRECTOR

Peter joined Worley in 1988 and has functioned in project management and Company development roles including establishing the foundations of Worley's process business, the establishment and growth of alliance and integrated services contracts in Hydrocarbons and Minerals, Metals & Chemicals and the development of Worley's New Zealand business. Peter is responsible for Worley's Australian locations and is the Chief Executive Officer of Transfield Worley. With a Bachelor Degree in Mechanical Engineering and a Fellow of the Institution of Engineers, Australia. Peter is also a member of the Australian Institute of Company Directors.

DAVID MOFFLIN | EXECUTIVE DIRECTOR

Heading Worley's Industrial & Infrastructure (I&I) group, David joined Worley in 1988 following a successful academic career in the US and Canada. He has been instrumental in establishing I&I's operations in South East Asia and played a leading role in the growth strategy for the Minerals & Metals group. David holds a Bachelor Degree in Civil Engineering and a PhD, is a Fellow of the Institution of Engineers, Australia and is a Chartered Professional Engineer in Singapore.

IAIN ROSS | EXECUTIVE DIRECTOR

With responsibility for Worley's Hydrocarbons group, Iain began his career in the UK North Sea working for Conoco (UK) in 1983. He worked for international oil and gas companies including Mcdermott International Inc, John Brown and Amec Engineering prior to joining Worley in 1994 as manager of the Brunei office. Iain has a Bachelor Degree in Mechanical Engineering and a broad technical and geographical skill base.



MARK SOUTHEY | EXECUTIVE DIRECTOR

Joining Worley 12 months ago, Mark heads Worley's fast growing Minerals, Metals & Chemicals group. Formerly a Senior Vice President with ABB, Mark brings Worley strong financial, commercial and operational experience. He has a successful track record in leading and managing large industrial and technology based global service businesses having previously held senior international management roles with both ABB and Honeywell in Europe. Mark has a MBA and a Bachelor of Science (Engineering).

RUSSELL STALEY | EXECUTIVE DIRECTOR

Joining Worley in 1989, Russell has been a key player in its strategic growth, establishing the Perth office, growing its South East Asian operations and consolidating its leadership position in oil and gas. His input has been central to Worley's innovations in alliances and integrated service contracts, strategy development and client relationship management. He has a Bachelor Degree in Civil Engineering and is a member of the Institution of Engineers, Australia and a Chartered Professional Engineer.

DAVID STEELE | EXECUTIVE DIRECTOR

As Managing Director of Burns and Roe Worley (BRW), David heads Worley's Power & Water group and has over 20 years' experience in oil and gas, petrochemicals, minerals processing and power generation and transmission. Before joining Worley in 1999, David was with Rolls-Royce Industrial Power (Pacific) and ABB Engineering. He has a Bachelor Degree in Electrical Engineering and a Masters Degree in Business. He is a member of the Institution of Electrical Engineers and a Chartered Professional Engineer.

ANDREW WOOD | EXECUTIVE DIRECTOR

Andrew has over 21 years' experience in the oil and gas industry and is responsible for Worley's international locations. Originally based in New Zealand, Andrew has been responsible for Worley's expansion into Thailand and the Middle East. He holds a Bachelor Degree in Engineering and Graduate Diplomas in Financial Management and Labour Management Relations. He is also a Registered Engineer with the Institution of Engineers, Australia.









The Board of Directors of Worley Group Limited is responsible for the corporate governance of the Company and its strategic direction. The Board is committed to applying the principles of best practice corporate governance in all aspects of the Company's business. This statement outlines the Company's policy in relation to corporate governance matters during the financial year.

As the board of a newly listed Australian company, the Worley Board works closely with management to monitor the business and affairs of Worley on behalf of shareholders, recognising that it also has responsibilities to Worley's customers, employees and suppliers and to the welfare of the communities in which Worley operates. At the same time, the Board retains its independence and vigilance over monitoring the performance of management in setting and achieving strategic goals. The Board regards corporate governance as a performance enhancement opportunity for Worley, rather than a mere compliance issue.

The Board has adopted a Corporate Governance Code which reflects its commitment to best practice principles of corporate governance. The Board is also aware of, and has regard to, developments in Australia and overseas and has incorporated the recommendations of the ASX Corporate Governance Council in its regular review of corporate governance practices.

On matters of corporate governance, decisions are referred to the non executive directors.

The corporate governance section of the Company's website contains various material relating to corporate governance, including committee Charters, the Corporate Governance Code and other information. The link to the corporate governance section of the Company's website is www.worley.com.au.

BOARD RESPONSIBILITIES

The Board is responsible, with management, for formulating strategic direction, approving that direction and setting policy regarding the business and affairs of Worley and its controlled entities. It acts on behalf of and is accountable to the shareholders of Worley for all aspects of Worley's performance, from financial performance to ethical performance. The Board works closely with management to set goals, budgets, plans and policies, to identify risks and to ensure that these risks are managed appropriately.

The Board also has responsibility for critically and objectively reviewing management's performance and ensuring that management's activities are aligned with the expectations of shareholders. The Board has a number of mechanisms in place to aid in the achievement of these objectives. In addition to the establishment of the Committees referred to below, these mechanisms include the following:

(a) reviewing and approving strategic initiatives, including the strategic plan, budgets, plans and policies which encompass Worley's vision, mission and strategy statements;

(b) evaluating Worley's performance against those strategies and business plans to monitor the performance of the Board and the executive team and assess the suitability of Worley's overall strategies, business plans and resource allocation;

(c) appointing a Managing Director for the ongoing management of the business and its strategies;

(d) monitoring financial and business results (including the audit process) to understand the financial position of Worley;

(e) ensuring regulatory compliance and maintaining adequate risk management processes;

(f) reporting to shareholders;

(g) approving and monitoring the progress of major capital expenditure, capital management, acquisitions and divestitures; and

(h) implementing a culture of compliance with the highest legal and ethical standards and business practices.

In carrying out its duties, the Board meets formally at least six times a year, with additional meetings held as required to address specific issues. Details of the Board and committee meetings held and attendances at those meetings are set out in the Directors' Report.

The Board delegates management of the Company's resources to the Managing Director and the executive team under his leadership, to deliver the strategic direction and goals determined by the Board. Any powers which have not been specifically reserved for the Board have been delegated to the Managing Director.

COMPOSITION OF THE BOARD

The directors in office at the date of this statement are:

NAME	POSITION
John Schubert	Chairman
Ron McNeilly	Deputy Chairman
Grahame Campbell	Non Executive Director
Erich Fraunschiel	Non Executive Director
John Green	Non Executive Director
John Grill	Managing Director/Chief Executive Officer
David Housego	Chief Financial Officer

Profiles of these directors (including their skills, experience and expertise relevant to their position and the term of office held by them as at the date of this report) are included in this report on page 24.

The composition of the Board is determined in accordance with the following principles:

- The Board shall comprise at least three members, and maintain a majority of non executive directors;
- The positions of Chairman and Managing Director must be held by separate persons;
- The office of Chairman is always to be filled by a non executive director;
- The Board comprises directors with an appropriate range and mix of qualifications and expertise which enhance the Board's performance;

- The Board annually conducts a review of its own performance;
- All directors (except the Managing Director) are required to submit themselves for re-election at regular intervals and at least every three years;
- Directors serve a maximum of three terms unless their tenure is extended by the Board; and
- Members of senior executive management are invited to attend Board meetings on a regular basis, as appropriate.

The Board has referred to the definition of independence proposed by the ASX Corporate Governance Council best practice recommendations and determined guidelines to set materiality thresholds for the purposes of that definition. Broadly speaking, these guidelines seek to determine whether a director is generally free of any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Pursuant to this definition of independence, all of the non executive directors are considered to be "independent" directors. Three of these individuals served on Worley's advisory board in earlier years, when the Company was not listed. The purpose of the advisory board was to function in a similar way to the board of a public company, providing the unlisted group with the governance framework for rigorous review and oversight of operations by non executives. The Company benefits from the continuation of these individuals as non executive directors of the listed Company.

NAME	POSITION	YEAR JOINED ADVISORY BOARD
John Schubert	Chairman	2000
John Green	Non Executive Director	1993
Grahame Campbell	Non Executive Director	1998

In the opinion of the Board, its present composition fairly represents the interests of all shareholders in the Company.

As a matter of principle, Board and committee members have access to the appropriate external and professional advice needed to assist them in fulfilling their respective roles.

BOARD REVIEW

The Board conducts a formal review of its performance, policies and practices every 12 months. The review includes:

(a) comparing Board performance against agreed external benchmarks;
(b) examining the effectiveness and composition of the Board;
(c) reviewing of the Company's strategic direction and objectives;
(d) assessing whether corporate governance principles are appropriate and reflect "best practice"; and
(e) assessing whether the expectations of differing shareholder groups have been met.

Informal reviews are conducted as necessary and any director may suggest that the Board conduct a formal review earlier than the 12 month timeframe which generally applies.

The Board also establishes performance criteria for the Managing Director and formally conducts a review of the Managing Director at least annually.

BOARD COMMITTEES

To ensure the Board is well equipped to discharge its responsibilities, it has established two standing committees, being:

(a) Audit and Risk Committee; and
(b) Nominations and Remuneration Committee.

Each Committee has a non executive director as Chairman and only non executive directors can be members of the Committees. Each Committee has a Charter, which is reviewed by the Board annually.

Committee members have access to the appropriate external and professional advice needed to assist the Committee in fulfilling its role.

The Board may establish such other committees as it determines appropriate.

NOMINATIONS AND REMUNERATION COMMITTEE

The Nominations and Remuneration Committee meets as often as required, but generally every four months or coincident with every second Board meeting.

The Nominations and Remuneration Committee reviews and makes recommendations to the Board regarding the structure of the Board, Board Committees and individual directors. This includes matters relating to the appointment and remuneration of the directors, assessing the skills required on the Board, establishing processes for the review of the performance of the Board and for the identification of suitable candidates for appointment to the Board.

The Committee is responsible for reviewing and recommending the remuneration strategy for the Managing Director, the Board members and those executives who report directly to the Managing Director. In developing its remuneration policy, the Committee has regard to the need to attract and retain executives and directors who will create value for shareholders, the performance of the Company and the executive, and the general pay environment.

The Committee also considers matters including succession and senior executive compensation policy and the Company's recruitment, retention and termination policies. The Committee makes recommendations to the Board regarding the specific remuneration of the Managing Director and advises the Board on the Managing Director's performance criteria and annual performance review.

The following non executive directors were members of the Nominations and Remuneration Committee throughout the year:

NAME	POSITION
John Schubert	Chairman
John Green	Non Executive Director
Grahame Campbell	Non Executive Director

Members of management attend meetings at the invitation of the Committee chairperson.

AUDIT AND RISK COMMITTEE

The Board has established an Audit and Risk Committee, which meets as often as required, but generally every four months or coincident with every second Board meeting. The Audit and Risk Committee has a formal Charter which outlines the role and function of the Committee.

The Committee's role in relation to audit is to assist the Board in reviewing financial reporting, the appropriateness of accounting policies and the application of those policies, and the identification and management of risk and internal control systems. It reviews the reliability of financial information and controls, and monitors compliance with accounting policies, financial reporting and disclosure practices.

It is the Board's responsibility to ensure that Worley's internal control and reporting procedures are adequate, effective and ethical. The Audit and Risk Committee assists the Board in evaluating the performance and independence of the external auditor. It nominates the external auditor to the Board, advises the Board on the remuneration, appointment and removal of the external auditor and approves the terms of the contract with the external auditor. The Audit and Risk Committee evaluates the performance, resourcing and effectiveness of the internal audit function. It reviews and makes recommendations on the strategic direction, objectives and effectiveness of Worley's financial and operational risk management policies.

The Audit and Risk Committee consists of three non executive directors. The Chairman is appointed by the Board at the beginning of each calendar year and may not be the Chairman of the Board. The Managing Director, the Finance Director and other members of management attend meetings of the Audit and Risk Committee at the invitation of the Chairman. The external auditor attends meetings at the invitation of the Committee and the Committee members meet periodically with the external auditor without management present.

The following non executive directors were members of the Audit and Risk Committee:

NAME	POSITION
Erich Fraunschiel	Chairman
Ron McNeilly	Non Executive Director
Grahame Campbell	Non Executive Director

Members of the Audit and Risk Committee are financially literate and the Board is of the opinion that sufficient financial expertise and knowledge of the industry in which the Company operates is possessed by the members of the Committee. Details of the qualifications of the Audit Committee members are included in this report on page 24.

It is Group policy that the partner managing the audit for the external auditor shall not serve for more than five consecutive years.

The Board has adopted a policy in relation to the provision of non-audit services by Worley's external auditor which is based on the principle that work should not be carried out by the external auditor which may detract from the auditor's independence and impartiality, or be perceived as doing so.

The Committee also reviews and makes recommendations on the strategic direction, objectives and effectiveness of the Company's financial and operational risk management policies. This includes ensuring compliance with relevant laws and regulations and periodically reviewing the effectiveness of its risk management, internal compliance and control systems.

Worley also has in place a system of internal controls for the identification and management of financial risk; including a system of internal sign-offs to ensure Worley is in compliance with its legal obligations.

REMUNERATION

Non executive directors are paid an annual fee within a fixed amount approved for all non executive directors by shareholders. The total annual amount approved for the Company is currently $600,000. This is a maximum aggregate amount.

For the period 1 July 2002 to 30 June 2003, in aggregate the directors received fees of $1,826,324 for Board duties.

The fees paid to directors take into account what is paid by comparable companies, and what is necessary to attract high calibre people. In line with general industry practice, the Board reviews its remuneration strategies in relation to non executive directors from time to time.

Non executive directors are required to take at least 25% of their remuneration as shares in Worley. They must hold these shares for 10 years or until they cease to be members of the Board. Non executive directors do not participate in Worley's incentive schemes and are not entitled to any retirement benefits.

Executive directors' remuneration is determined in accordance with market remuneration data. Mr Grill's and Mr Housego's remuneration, including eligibility for performance bonuses or performance rights awards, is reviewed and approved by the Nominations and Remuneration Committee.

Further details regarding the remuneration paid to directors and senior executives of the Company and the Group are set out in the Directors' Report at page 39.

CODE OF CONDUCT

The Board has not as yet approved an Ethical Code of Conduct to guide directors, the Managing Director and other key executives of Worley as to the practices necessary to ensure that directors, executives, management and employees carry out their duties and responsibilities to the highest ethical standards. However, the Company has a strong internal risk management and control framework. An Ethical Code of Conduct is being developed for adoption by the Board early next year.

Similarly, the Board has not as yet adopted a formal Board Charter as recommended by the ASX Corporate Governance Council, however, the Board has adopted a Corporate Governance Code, which addresses many of the issues that would generally be addressed by a Board Charter. Worley will be reviewing its Corporate Governance Code in light of the ASX Corporate Governance Council's best practice recommendations in early 2004 and will adopt, if appropriate, a formal Board Charter.

SECURITIES DEALING POLICY AND DIRECTORS' SHAREHOLDINGS

The Company's Constitution does not require directors to hold shares in Worley. However, the Board has separately determined that each non executive director is required to take at least 25% of their annual remuneration as shares in Worley. Directors' shareholdings are shown on page 40.

The Board has adopted a Securities Dealing Policy which applies to all directors, employees and contractors of the Worley Group. Under the terms of that policy, directors, employees and contractors may only deal in Worley shares during specified trading windows and are prohibited from dealing where they are in possession of material price sensitive information which is not generally available.

Directors and senior executive management are subject to additional restrictions, as follows:

- They are prohibited from hedging their shareholdings;
- They must inform the Chairman, Chief Executive Officer or Chief Financial Officer of their intention to trade their shares prior to doing so;
- They may not trade or hedge their shares prior to vesting of shares or Performance Rights;
- Directors and senior executive management participating in the Worley Performance Rights Plan are prohibited from hedging their Performance Rights; and
- Any short term trading in Worley shares is prohibited.

COMMUNICATIONS TO SHAREHOLDERS

The Board is committed to Worley achieving best practice in complying with its continuous disclosure obligations and has approved a Continuous Disclosure Policy to ensure ongoing compliance by Worley with its obligations under the Corporations Act and ASX Listing Rules.

The Policy applies to directors and senior management; however, it is designed to ensure that all relevant staff members are aware of Worley's obligations so they can assist with reporting potentially sensitive information to appropriate persons within the Company. This ensures that shareholders and the market in general are kept properly informed of matters of a material nature affecting the Company, on a timely basis.

Worley discharges this obligation by releasing material price sensitive information to the ASX in the form of an ASX release, or disclosure in other documents distributed to shareholders such as the annual or half year report.

The Board aims to ensure that the shareholders are informed of all material information relating to Worley by communicating to shareholders through:

- The annual report, which is distributed to all shareholders;
- The half yearly report, which is distributed to all shareholders;
- Media releases and other investor relations publications on its website at www.worley.com.au; and
- Periodic mail outs to all shareholders.

In addition, the Board encourages full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Company's strategy and goals. The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

CONTENTS

PRO FORMA FINANCIAL INFORMATION

The financial report of Worley Group Limited incorporates the operating results of the consolidated entity ("Group") for the 12 months to 30 June 2003. Comparative information is provided for the eight month period from 26 October 2001 to 30 June 2002, being the year of incorporation for Worley Group Limited ("Company"). To provide a comparison of the results of the Group for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, the following pro forma financial information is provided:

	12 MONTHS TO 30 JUNE 2003 $'000	CONSOLIDATED PRO FORMA 12 MONTHS TO 30 JUNE 2002 $'000
Revenue from ordinary activities	377,743	377,224
Less: Procurement services revenue	(8,251)	(27,175)
Revenue from ordinary activities excluding procurement services	369,492	350,049
Add: Share of revenue from associates	104,882	87,800
Aggregated revenue*	474,374	437,849
Earnings before interest and tax	32,149	25,942
Profit before tax	32,394	25,521
Net profit	25,558	18,030
Net profit attributable to members of Worley Group Limited	25,860	17,683
Basic earnings per share (cents per share)	18.1	13.6
Diluted earnings per share (cents per share)	17.8	12.6

* Aggregated revenue as defined in the Worley Prospectus dated 18 October 2002 ("Prospectus") includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin are also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

REVIEW OF OPERATIONS

Net profit increased 41.8% for the financial year ended 30 June 2003 to $25.6 million. The profit includes an after tax profit of $1.4 million on the sale of the east coast business of Atria Group Pty Ltd ("Atria"). Excluding the Atria profit, the net profit was $24.2 million which represents a 34.0% increase over the $18.0 million earned in the previous financial year.

Earnings before interest and tax ("EBIT") increased 23.9% to $32.1 million. EBIT was negatively impacted by $0.6 million as a result of the appreciating Australian dollar.

The tax expense for the financial year of $6.8 million represents an effective tax rate of 21.1% for the year. A $3.3 million prior financial year research and development concession impacted the tax rate significantly.

Aggregated revenue increased 8.3% for the financial year to $474.4 million reflecting a record result for the Group. The revenue impact of the appreciation of the AUD/USD from an expected average rate of 0.55 to an actual average of 0.586 was a negative $7.3 million. Excluding procurement services revenue, revenue from ordinary activities grew 5.6% to $369.5 million.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 %	2002 %
Oil and Gas	318,914	341,949	36,655	40,905	11.5	12.0
Minerals and Metals	66,850	28,970	8,468	510	12.7	1.8
Industrial and Infrastructure	58,996	37,458	3,232	2,158	5.5	5.8
RPC*	30,846	29,648	2,400	422	7.8	1.4
Other	2,169	14,234	1,663	882	–	–
Unallocated/Eliminations	(3,401)	(14,410)	(20,269)	(18,935)	–	–
	474,374	437,849	32,149	25,942	6.8	5.9

* Refining, Petrochemicals and Chemicals

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled at the end of, or during the financial year ended 30 June 2003.

DIRECTORS

The following persons were directors of Worley Group Limited as at the date of this report:

John Schubert (Chairman)

Ron McNeilly (Deputy Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill

David Housego

John Grill was a director during the whole of the financial year ended 30 June 2003 and up to the date of this report. John Schubert was appointed as a director and the Chairman on 11 October 2002. Messrs Ron McNeilly, Grahame Campbell, John Green and David Housego were appointed as directors on 11 October 2002. Erich Fraunschiel was appointed as a director on 5 March 2003.

Messrs Peter Meurs, David Mofflin and Russell Staley were directors from the beginning of the financial year until their resignation on 11 October 2002.

PRINCIPAL ACTIVITIES

During the financial year the principal activities of the consolidated entity consisted of:

a) provision of engineering design and project services to the following sectors:

- Oil and Gas
- Minerals and Metals
- Refining, Petrochemicals and Chemicals
- Industrial and Infrastructure
- Power and Water

b) provision of maintenance and reliability support services to these sectors;

c) infrastructure developments; and

d) the development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

DIVIDENDS – WORLEY GROUP LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	–	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	–
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	–
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	–
Total dividends paid and declared for payment	**19,469**	**2,000**

All dividends paid and declared are fully franked.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000
Revenue	375,431	249,397
Operating margin	11.05%	8.14%
EBITDA	41,469	20,311
Less:		
Depreciation	(4,367)	(2,481)
Amortisation	(4,953)	(2,578)
EBIT	32,149	15,252
Less:		
Net Interest	245	(268)
Net profit before income tax	32,394	14,984
Less:		
Income tax expense	(6,836)	(5,269)
Net profit after income tax	**25,558**	**9,715**

Pursuant to the restructure of the Worley Group on 25 October 2001, the prior period comparative operating results for statutory accounting purposes are for the eight month period from 26 October 2001 to 30 June 2002. To provide a comparison of the operating results of the Worley business for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, pro forma financial information is provided on page 33.

The consolidated net profit of the Group for the financial year ended 30 June 2003, after income tax expense and outside equity interests was $25.9 million. Aggregated revenue for the period was $474.4 million, and statutory revenue was $377.7 million.

Aggregated revenue as defined in the Worley Prospectus dated 18 October 2002 ("Prospectus") includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin are also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

The tax expense for the period was $6.8 million and net interest revenue was $0.2 million. The result includes a net profit after tax of $0.4 million for the sale of the east coast business of Atria Group Pty Ltd and an associated $1.0 million reduction in provisions relating to Atria Group Pty Ltd. The result also includes goodwill amortisation of $1.6 million and amortisation of the Worley trade name of $1.8 million.

Net cash at 30 June 2003 was $32.8 million, an increase of $14.8 million from the 30 June 2002 cash position. Operating cash flow of $29.9 million and net proceeds from the issue of ordinary shares of $14.2 million were used to repay borrowings of $7.1 million and fund the acquisitions of $2.8 million.

EARNINGS PER SHARE

	2003 CENTS	2002 CENTS
Basic earnings per share	18.1	7.2
Diluted earnings per share	17.8	6.7

To assist comparison, the basic and diluted earnings per share disclosed for the period ended 30 June 2002 have been restated to incorporate the increased number of shares issued as a result of the share split, effective 11 October 2002. Refer to note 22 for further details.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Following a successful Initial Public Offering, Worley Group Limited listed on the Australian Stock Exchange on 28 November 2002. Gross proceeds from the issue contributed $16.4 million to the Group.

On 5 August 2002 Worley Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired the remaining 20% of issued shares in Worley International Inc that was not already beneficially owned by Worley Pty Limited. The purchase was satisfied by a cash consideration of $2.0 million.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2003 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or

b) The results of those operations in future financial years, or

c) The consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

Worley does not carry out environmentally sensitive activities in its own right. Worley's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks form part of Worley's risk management system. The directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

INFORMATION ON DIRECTORS

The names of the Directors holding office during the financial year and until the date of this report are set out on pages 24-25 together with details of Directors' experience, qualifications, special responsibilities and organisations in which each of the Directors has declared an interest.

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director were as follows:

	BOARD MEETINGS		ADVISORY BOARD MEETINGS[1]		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
John Schubert	5	5	3	3	–	–	3	3
Ron McNeilly	5	5	3	2	2	1	1	1
Grahame Campbell	5	5	3	2	2	2	3	3
Erich Fraunschiel	3	3	–	–	2	2	–	–
John Green	5	5	3	3	–	–	2	2
John Grill	5	5	8	8	–	–	–	–
David Housego	5	5	3	3	–	–	–	–
Peter Meurs	–	–	5	4	–	–	–	–
David Mofflin	–	–	5	5	–	–	–	–
Russell Staley	–	–	5	5	–	–	–	–

1 The Advisory Board was in place prior to the listing and its purpose was to function effectively as the Board of a listed company, reviewing performance and strategies for future growth. Membership comprised both non-executive and executive directors of the company. As a consequence of listing, regular Board meetings have replaced the need for a separate Advisory Board.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

REMUNERATION POLICY

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("Committee"), consisting entirely of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

NON-EXECUTIVE DIRECTORS

Non-executive directors receive directors' fees and, under the terms of the Non-executive Director Share Plan, are required to contribute a minimum of 25% to a maximum of 60%, of these annual fees into shares of the Company, effective 1 January 2003.

Non-executive directors do not participate in Group incentive schemes and are not entitled to any retirement or termination benefits, other than superannuation payments where applicable.

Non-executive directors are only eligible to participate in the Non-executive Director Share Plan. They are required to hold these shares for 10 years or until they cease to be members of the Board.

EXECUTIVE DIRECTORS

Executive emoluments are determined by the Committee on the basis of a number of factors appropriate to the position. External advice regarding the competitiveness of the pay structure for roles is sought and considered. The Committee will also assess past performance of the executive, the performance of business units within his or her control and the contribution of the executive to the overall performance of the Group.

The Board may, from time to time, grant performance rights to executives under the terms and conditions of the Worley Performance Rights Plan rules. Performance rights may only be exercised on attainment of prescribed performance hurdles.

EMOLUMENTS OF DIRECTORS OF WORLEY GROUP LIMITED

Details of the nature and amount of each element of the emolument of each director of the Company and each of the five executive officers of the Company and the consolidated entity receiving the highest emolument for the financial year are as follows:

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS			
	FEE/ SALARY $	BONUS $	OTHER $	NON-EXECUTIVE SHARE PLAN $	EXECUTIVE PERFORMANCE RIGHTS[2] $	SUPER $	TOTAL $
NON-EXECUTIVE DIRECTORS							
John Schubert	65,481	–	–	13,750	–	–	79,231
Ron McNeilly	44,856	–	–	9,375	–	4,037	58,268
Grahame Campbell	32,894	–	–	6,875	–	4,541	44,310
John Green	23,269	–	–	16,500	–	2,094	41,863
Erich Fraunschiel	17,093	–	–	5,698	–	–	22,791
EXECUTIVE DIRECTORS							
John Grill	533,317	100,000	22,879	–	49,871	10,519	716,586
David Housego[1]	234,020	289,380	28,197	–	19,587	9,709	580,893
Russell Staley	59,973	–	35,900	–	–	3,237	99,110
Peter Meurs	88,399	–	–	–	–	3,237	91,636
David Mofflin	80,098	–	8,301	–	–	3,237	91,636

Other remuneration includes salary sacrifice items such as motor vehicles, additional superannuation contributions, medical insurance and other minor items.

1 Appointed as director on 11 October 2002. The above disclosure represents emoluments for the 12 months ended 30 June 2003.

2 The Company has adopted the fair value measurement provisions of ED 108 "Share-based Payment" for all performance rights granted to directors and executives which had not vested at 1 July 2002. The fair value of such performance rights is being amortised and disclosed as part of director and executive emoluments on a straight line basis over the vesting period.

The fair values of performance rights have been determined using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right.

EMOLUMENTS OF THE FIVE MOST HIGHLY PAID EXECUTIVE OFFICERS OF THE COMPANY AND CONSOLIDATED ENTITY

	ANNUAL EMOLUMENTS			LONG TERM EMOLUMENTS		
	SALARY $	BONUS $	OTHER $	EXECUTIVE PERFORMANCE RIGHTS $	SUPER $	TOTAL $
Peter Brooks[1]	383,632	102,302	15,345	16,762	9,378	527,419
Andrew Wood[2]	259,355	82,500	153,966	17,105	–	512,926
Iain Ross	376,197	70,753	–	16,529	10,519	473,998
Graham Hill	259,588	–	111,977	15,689	9,912	397,166
Russell Staley[3]	147,211	128,536	54,134	19,587	7,282	356,750

1 Remunerated in US$ while overseas. These amounts were converted to A$ at the weighted average exchange rate for the financial year.
2 Partially remunerated in UAE Dirham while overseas. These amounts were converted to A$ at the weighted average exchange rate for the financial year.
3 Resigned as director on 11 October 2002. Remuneration as director excluded from executive remuneration disclosure.

DIRECTORS' SHAREHOLDINGS

PARTICULARS OF DIRECTORS' INTERESTS IN SHARES

Particulars of directors' beneficial interests in shares of Worley Group Limited as at the date of this report are as follows:

	ORDINARY SHARES
John Grill	29,254,090
John Schubert	1,225,853
John Green	707,976
David Housego	561,512
Grahame Campbell	362,087
Ron McNeilly	255,369
Erich Fraunschiel	28,283

SHARES UNDER OPTION

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report. No options have been granted during or since the end of the financial year.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

The following ordinary shares of Worley Group Limited were issued during the financial year ended 30 June 2003 on the exercise of options granted under the Worley Group Employee Incentive Securities Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

DATE OPTIONS GRANTED	ISSUE PRICE OF SHARES	NO OF SHARES ISSUED
30 June 1999	$1.11	1,757,149
16 May 2000	$2.47	344,799
30 June 2002	$2.66	722,000
		2,823,948

INSURANCE OF OFFICERS

During the financial year Worley Group Limited paid insurance premiums of $45,884 (2002 – $15,392) to insure the directors and secretaries of the Company and its Australian based controlled entities, and the general managers of each of the divisions of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.



John Schubert
Chairman
Sydney, 3 September 2003

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000
Revenue from ordinary activities	2	377,743	250,759	27,656	2,000
EXPENSES FROM ORDINARY ACTIVITIES					
Staff costs		(243,295)	(158,636)	–	–
Reimbursable costs		(42,959)	(36,706)	–	–
Depreciation and amortisation expense	3	(9,320)	(5,059)	–	–
Borrowing costs	3	(362)	(669)	–	–
Office and administration costs		(32,882)	(27,951)	(1)	–
Other expenses		(22,118)	(5,660)	(83)	–
Investment in associate written down to recoverable amount	28	–	(2,500)	–	–
Share of net profits of associates accounted for using the equity method	28	5,587	1,406	–	–
Profit from ordinary activities before income tax expense		32,394	14,984	27,572	2,000
Income tax expense relating to ordinary activities	4	(6,836)	(5,269)	(6)	–
Profit from ordinary activities after income tax expense		25,558	9,715	27,566	2,000
Net loss/(profit) attributable to outside equity interests		302	(373)	–	–
Net profit attributable to members of Worley Group Limited		25,860	9,342	27,566	2,000
Net exchange difference on translation of financial reports of foreign controlled entities and associates	23	(3,662)	(929)	–	–
Share issue costs	22	(6,925)	–	(6,925)	–
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	23	(188)	–	–	–
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(10,775)	(929)	(6,925)	–
Total changes in equity other than those resulting from transactions with owners as owners		15,085	8,413	20,641	2,000
Basic earnings per share (cents per share)	25	18.1	7.2		
Diluted earnings per share (cents per share)	25	17.8	6.7		
Franked dividends per share (cents per share)	26	12.2	11.1		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2003

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
ASSETS					
Current assets					
Cash assets	5	35,428	19,396	1,168	–
Receivables	6	70,148	73,535	29,203	–
Inventories	7	10,777	8,234	–	–
Other financial assets	8	1,234	905	–	–
Total current assets		117,587	102,070	30,371	–
Non-current assets					
Investments accounted for using the equity method	9	11,713	10,312	–	–
Other financial assets	10	120	208	94,660	94,660
Property, plant and equipment	11	11,186	12,306	–	–
Intangible assets	12	61,705	62,950	–	–
Deferred tax assets	13	8,139	8,287	–	–
Other	14	211	383	–	–
Total non-current assets		93,074	94,446	94,660	94,660
TOTAL ASSETS		210,661	196,516	125,031	94,660
LIABILITIES					
Current liabilities					
Payables	15	43,625	44,797	576	–
Interest bearing liabilities	16	3,852	9,647	–	–
Tax liabilities	17	4,594	8,494	6	–
Provisions	18	28,531	19,474	7,469	–
Total current liabilities		80,602	82,412	8,051	–
Non-current liabilities					
Interest bearing liabilities	19	689	815	–	–
Deferred tax liabilities	20	7,782	8,747	–	–
Provisions	21	2,926	2,460	–	–
Total non-current liabilities		11,397	12,022	–	–
TOTAL LIABILITIES		91,999	94,434	8,051	–
NET ASSETS		**118,662**	**102,082**	**116,980**	**94,660**
EQUITY					
Contributed equity	22	108,883	94,660	108,883	94,660
Reserves	23	(4,591)	(929)	–	–
Retained profits	23	13,545	7,342	8,097	–
Equity attributable to members of Worley Group Limited		117,837	101,073	116,980	94,660
Outside equity interests	24	825	1,009	–	–
TOTAL EQUITY		**118,662**	**102,082**	**116,980**	**94,660**

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE FINANCIAL PERIOD ENDED 30 JUNE 2003

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		412,072	266,761	–	–
Payments to suppliers and employees (inclusive of goods and services tax)		(374,243)	(249,145)	492	–
		37,829	17,616	492	–
Dividends received		3,324	404	27,553	2,000
Interest received		607	401	103	–
Borrowing costs paid		(271)	(624)	–	–
Income taxes paid		(11,553)	(1,792)	–	–
Net cash inflow from operating activities	32	29,936	16,005	28,148	2,000
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(2,831)	(574)	–	–
Payments for property, plant and equipment		(4,048)	(2,984)	–	–
Proceeds from disposal of property, plant and equipment		211	70	–	–
Net cash outflow from investing activities		(6,668)	(3,488)	–	–
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		21,148	–	21,148	–
Payment of share issue costs		(6,925)	–	(6,925)	–
Repayment of bank loans		(15,500)	(4,690)	–	–
Proceeds from bank loans		8,419	5,500	–	–
Lease payments		(774)	(296)	–	–
Loans made to controlled entities		–	–	(29,203)	–
Loans made to associates		–	(1,632)	–	–
Loans to/(from) associates repaid		320	(1,000)	–	–
Dividends paid	26	(12,044)	(2,000)	(12,000)	(2,000)
Net cash outflow from financing activities		(5,356)	(4,118)	(26,980)	(2,000)
NET INCREASE IN CASH HELD		17,912	8,399	1,168	–
Cash at the beginning of the financial period		17,989	–	–	–
Cash balances in controlled entities acquired net of overdraft	27	(1,180)	10,469	–	–
Effects of exchange rate changes on cash		(1,898)	(879)	–	–
CASH AT THE END OF THE FINANCIAL PERIOD	5	32,823	17,989	1,168	–

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

The consolidated and Company financial report for Worley Group Limited is prepared for the 12 months ended 30 June 2003. Subsequent to the acquisition of the Worley business by Worley Group Limited on 25 October 2001, comparative information for the consolidated entity comprises eight months of operating results. Comparative information for the parent entity is disclosed for the 16 month financial period to 30 June 2002, which is consistent with its date of incorporation of 2 March 2001.

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or parent entity) as at 30 June 2003 and the results of all controlled entities for the financial year then ended. Worley Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(B) CHANGES IN ACCOUNTING POLICY

(i) Employee benefits

The consolidated entity has applied the revised Accounting Standard AASB 1028 "Employee Benefits" from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, rather than wage and salary rates current at each reporting date. As a result of this change in accounting policy, opening retained profits at 1 July 2002 decreased by $0.2 million.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

(ii) Provisions, contingent liabilities and contingent assets

The consolidated entity has applied Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. As a result of this change in accounting policy, there was no impact on opening retained profits as at 1 July 2002 or the current financial year's consolidated profit.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material. Refer to note 1(p) for details of the dividend accounting policy.

(C) TAXES

(i) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(D) FOREIGN CURRENCY TRANSLATION

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivable and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent. Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(E) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statements of financial performance.

(F) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(G) RECEIVABLES

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(H) INVENTORIES

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(I) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(J) DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from three to 10 years.

(K) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(L) LEASES

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(M) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in controlled entities. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The Worley trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(N) TRADE AND OTHER PAYABLES

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(O) INTEREST BEARING LIABILITIES

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(P) DIVIDENDS PAYABLE

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date. Refer to note 1(b)(ii) for details of the change in accounting policy arising from the adoption of Australian Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets".

(Q) JOINT VENTURES

(i) Joint venture operations

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) Joint venture entities

The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities are recognised in the statements of financial performance, and the share of movements in reserves are recognised in reserves in the statements of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(R) REPAIRS AND MAINTENANCE

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(S) EMPLOYEE ENTITLEMENTS

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, is used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of employee entitlements are charged against profits on a net basis in their respective categories.

The value of the equity based compensation scheme described in note 35 is recognised as an employee benefits expense.

(T) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(U) SERVICE WARRANTIES

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(V) CASH AND CASH EQUIVALENTS

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(W) INVESTMENTS

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statements of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(X) CONTRIBUTED EQUITY

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(Y) EARNINGS PER SHARE

(i) Basic earnings per share

Earnings per share has been calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Worley Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

a) costs of servicing equity (other than dividends);

b) the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and

c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(Z) INSURANCE PROVISION

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000
2 REVENUE				
REVENUES FROM OPERATING ACTIVITIES				
Services	375,431	249,397	–	–
	375,431	249,397	–	–
REVENUES FROM OUTSIDE THE OPERATING ACTIVITIES				
Interest revenue	607	401	103	–
Dividends	–	–	27,553	2,000
Other	1,705	961	–	–
	2,312	1,362	27,656	2,000
Revenue from ordinary activities	377,743	250,759	27,656	2,000

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	CONSOLIDATED 8 MONTHS TO 30 JUNE 2002 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 16 MONTHS TO 30 JUNE 2002 $'000

3 EXPENSES AND LOSSES/(GAINS)

Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	CONSOLIDATED 8 MONTHS TO 30 JUNE 2002 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 16 MONTHS TO 30 JUNE 2002 $'000
(A) NET GAINS					
Net gain on disposal					
Investments		(29)	–	–	–
		(29)	–	–	–
(B) NET EXPENSES AND LOSSES					
Depreciation of plant and equipment		4,367	2,481	–	–
Amortisation					
Leasehold improvements		845	126	–	–
Plant and equipment under finance leases		615	225	–	–
Goodwill		1,623	1,060	–	–
Trade name		1,750	1,167	–	–
Deferred expenditure		120	–	–	–
Total amortisation		4,953	2,578	–	–
Total depreciation and amortisation		9,320	5,059	–	–
Other charges against assets					
Bad and doubtful debts – trade debtors		2,552	794	–	–
Bad and doubtful debts – loans to associate		(500)	500	–	–
Borrowing costs					
Interest and finance charges paid/payable		271	624	–	–
Finance charges on capitalised leases		91	45	–	–
Total borrowing costs		362	669	–	–
Other expenses and losses					
Operating lease rentals – minimum lease payments		9,238	5,293	–	–
Foreign exchange losses		442	636	–	–
Net loss on disposal of property, plant and equipment		82	217	–	–
Provisions					
Employee entitlements	35	2,131	1,907	–	–
Insurance	18	480	1,400	–	–
Support of associate	18	(1,650)	2,730	–	–
Deferred revenue	18	1,093	(558)	–	–

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000
4 INCOME TAX					
The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:					
Profit from ordinary activities before income tax expense		32,394	14,984	27,572	2,000
Income tax calculated at 30%		9,718	4,495	8,272	600
Tax effect of permanent differences					
Rebateable dividends		–	–	(8,266)	(600)
Share of associates' net profits		(1,676)	(275)	–	–
Amortisation of goodwill and trade name		1,039	668	–	–
Legal and professional expenses not deductible		143	315	–	–
Provision for support of related entity		(645)	969	–	–
Additional allowable tax depreciation		(1,341)	(750)	–	–
Dividend received/receivable		–	(37)	–	–
Other		477	805	–	–
Income tax adjusted for permanent differences		7,715	6,190	6	–
Recognised previously unbooked tax losses		–	(185)	–	–
Research and development concession relating to prior year		(3,319)	–	–	–
Overprovision in previous financial period		(97)	(1,057)	–	–
International tax rate differential*		2,537	321	–	–
Income tax expense		6,836	5,269	6	–
DEFERRED TAX ASSETS AND LIABILITIES					
Current tax payable	17	4,594	8,494	6	–
Provision for deferred income tax – non-current	20	7,782	8,747	–	–
Future income tax benefit – non-current	13	8,139	8,287	–	–

* Represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the consolidated entity.
The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The Group qualifies for tax benefits in relation to research and development costs incurred. As such, a total of $3.3 million is included within the prior year adjustment, following a review of our research and development activities spanning the last three years. The tax benefit for the current financial year has been estimated at $1.0 million.

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
5 CURRENT ASSETS – CASH ASSETS					
Cash at bank and on hand		35,428	19,396	1,168	–
The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:					
Balances as above		35,428	19,396	1,168	–
Less: Bank overdrafts	16	(2,605)	(1,407)	–	–
Balance per statements of cash flows		32,823	17,989	1,168	–
6 CURRENT ASSETS – RECEIVABLES					
Trade debtors		56,415	72,642	–	–
Less: Provision for doubtful debts		(6,565)	(9,465)	–	–
		49,850	63,177	–	–
Other receivables		7,137	3,433	244	–
Deferred foreign exchange gains	41	1,843	1,145	–	–
Amounts owing from related parties and associates	39	11,318	5,780	28,959	–
		70,148	73,535	29,203	–
7 CURRENT ASSETS – INVENTORIES					
Work in progress		10,777	8,234	–	–
8 CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Prepayments		1,234	905	–	–
9 NON-CURRENT ASSETS – INVESTMENTS IN ASSOCIATES					
Shares in associates	28	11,713	10,312	–	–
10 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Interests in controlled entities at cost	27	–	–	94,660	94,660
Other investments at cost		120	208	–	–
		120	208	94,660	94,660

	CONSOLIDATED		PARENT ENTITY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
11 PROPERTY, PLANT AND EQUIPMENT				
LAND AND BUILDINGS				
At cost	432	498	–	–
Less: Accumulated depreciation	(54)	–	–	–
	378	498	–	–
LEASEHOLD IMPROVEMENTS				
At cost	2,560	2,495	–	–
Less: Accumulated amortisation	(1,143)	(126)	–	–
	1,417	2,369	–	–
PLANT AND EQUIPMENT				
At cost	20,411	10,669	–	–
Less: Accumulated depreciation	(12,354)	(2,481)	–	–
	8,057	8,188	–	–
PLANT AND EQUIPMENT UNDER FINANCE LEASE				
At cost	2,338	1,476	–	–
Less: Accumulated amortisation	(1,004)	(225)	–	–
	1,334	1,251	–	–
Total property, plant and equipment	11,186	12,306	–	–

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

		CONSOLIDATED				
	NOTES	LAND AND BUILDINGS AT COST $'000	PLANT AND EQUIPMENT AT COST $'000	LEASEHOLD IMPROVEMENTS AT COST $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2002		498	8,188	2,369	1,251	12,306
Additions through acquisition of entity	27	–	674	–	–	674
Additions		–	3,890	158	732	4,780
Disposals		–	(71)	(261)	(34)	(366)
Depreciation/amortisation expense		(53)	(4,314)	(845)	(615)	(5,827)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(67)	(310)	(4)	–	(381)
Balance at 30 June 2003		378	8,057	1,417	1,334	11,186

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
12 NON-CURRENT ASSETS – INTANGIBLES					
Goodwill		32,247	30,119	–	–
Less: Accumulated amortisation		(2,625)	(1,002)	–	–
		29,622	29,117	–	–
Trade name		35,000	35,000	–	–
Less: Accumulated amortisation		(2,917)	(1,167)	–	–
		32,083	33,833	–	–
		61,705	62,950	–	–
13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS					
Future income tax benefit		8,139	8,287	–	–
14 NON-CURRENT ASSETS – OTHER					
Formation costs		–	247	–	–
Other		211	136	–	–
		211	383	–	–
15 CURRENT LIABILITIES – PAYABLES					
Trade creditors		13,460	15,769	–	–
Payables to associates	39	2,057	2,385	–	–
Deferred foreign exchange gains	41	1,843	1,145	–	–
Other creditors and accruals		26,265	25,498	576	–
		43,625	44,797	576	–
16 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
SECURED					
Bank overdrafts		2,605	1,407	–	–
Bank loans		419	7,500	–	–
Lease liability	33	682	539	–	–
Hire purchase liability		146	42	–	–
		3,852	9,488	–	–
UNSECURED					
Loans other		–	159	–	–
		3,852	9,647	–	–

Details of the security relating to each of the secured liabilities are set out in note 30.

17 CURRENT LIABILITIES – TAX LIABILITIES					
Income tax payable		4,594	8,494	6	–

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2003 $'000	2002 $'000	2003 $'000	2002 $'000
18 CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	9,449	7,784	–	–
Provision for deferred revenue	18(a)	5,173	4,080	–	–
Provision for insurance	18(b)	2,880	2,400	–	–
Provision for support of associate	18(c)	3,560	5,210	–	–
Provision for dividends payable		7,469	–	7,469	–
		28,531	19,474	7,469	–

(A) PROVISION FOR DEFERRED REVENUE

Worley at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(B) PROVISION FOR INSURANCE

Refer to note 1(z).

(C) PROVISION FOR SUPPORT OF ASSOCIATE

When associated entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

MOVEMENTS IN PROVISIONS

CONSOLIDATED – 2003	DEFERRED REVENUE $'000	INSURANCE $'000	SUPPORT OF ASSOCIATE $'000	DIVIDENDS $'000	TOTAL $'000
Carrying amount at 1 July 2002	4,080	2,400	5,210	–	11,690
Provision	1,500	480	–	7,469	9,449
Amounts utilised during the financial year	(407)	–	(650)	–	(1,057)
Reversal of unused provision	–	–	(1,000)	–	(1,000)
Carrying amount at 30 June 2003	5,173	2,880	3,560	7,469	19,082

PARENT ENTITY – 2003	DIVIDENDS $'000
Carrying amount at 1 July 2002	–
Provision	7,469
Carrying amount at 30 June 2003	7,469

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2003 $'000	2002 $'000	2003 $'000	2002 $'000
19 NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
UNSECURED					
Lease liability	33	689	783	–	–
Hire purchase liability		–	32	–	–
		689	815	–	–

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
20 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES					
Deferred income tax		7,782	8,747	–	–
21 NON-CURRENT LIABILITIES – PROVISIONS					
Employee entitlements	35	2,926	2,460	–	–
22 CONTRIBUTED EQUITY					
(A) SHARE CAPITAL					
Ordinary shares fully paid		108,883	94,660	108,883	94,660

	2003 NUMBER OF SHARES	2003 $'000	2002 NUMBER OF SHARES	2002 $'000
(B) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial period	35,522,122	94,660	12	*
Issued during the financial period				
– acquisition of controlled entities	–	–	35,522,110	94,660
– exercise of options	2,823,948	4,728	–	–
– share split prior to listing	101,510,641	–	–	–
– public equity raising[1]	9,500,000	16,420	–	–
less transaction costs	–	(6,925)	–	–
Balance at the end of the financial period	149,356,711	108,883	35,522,122	94,660

* $12.

1 On 28 November 2002, Worley Group Limited listed on the Australian Stock Exchange following a successful Initial Public Offering. A total of 9,500,000 ordinary shares were issued for a gross consideration of $16.4 million.

(C) TERMS AND CONDITIONS OF CONTRIBUTED EQUITY

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(D) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report (2002 – 2,823,948). No options have been granted during or since the end of the financial year.

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
23 RESERVES AND RETAINED PROFITS					
Foreign currency translation reserve		(4,591)	(929)	–	–
Retained profits		13,545	7,342	8,097	–
		8,954	6,413	8,097	–

(I) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
MOVEMENTS					
Foreign currency translation reserve					
Balance at the beginning of the financial period		(929)	–	–	–
Loss on translation of foreign controlled entities and associates		(3,662)	(929)	–	–
Balance at the end of the financial period		(4,591)	(929)	–	–
(II) RETAINED PROFITS					
Balance at the beginning of financial period		7,342	–	–	–
Net profit attributable to members of Worley Group Limited		25,860	9,342	27,566	2,000
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"		(188)	–	–	–
Dividends provided for or paid	26	(19,469)	(2,000)	(19,469)	(2,000)
Balance at the end of the financial period		13,545	7,342	8,097	–
24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES					
OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES COMPRISE					
Interest in:					
Contributed equity		492	62	–	–
Retained profits		288	1,103	–	–
Reserves		45	(156)	–	–
		825	1,009	–	–

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003	CONSOLIDATED 8 MONTHS TO 30 JUNE 2002
25 EARNINGS PER SHARE		
Basic earnings per share (cents)	18.1	7.2
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Diluted earnings per share (cents)	17.8	6.7
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	145,426,573	139,856,710

To assist comparison, the basic and diluted earnings per share disclosed for the period ended 30 June 2002 have been restated to incorporate the increased number of shares issued as a result of the share split, effective 11 October 2002. Refer to note 22 for further details.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000

26 DIVIDENDS

(A) ORDINARY SHARES

2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	–	2,000	–	2,000
Final ordinary dividend for the financial period ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	–	2,000	–
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	–	10,000	–
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	–	7,469	–
Total dividends paid and declared for payment	19,469	2,000	19,469	2,000

(B) FRANKING CREDIT BALANCE

Franking credits available for subsequent financial years based on a tax rate of 30%	11,499	13,980	6,667	–

The above amounts represent the balance of the franking account at the end of the financial period, adjusted for:

a) franking credits that will arise from the payment of the current tax liability;

b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

As of 1 July 2002, the new imputation system requires a company's franking credits to be expressed on a tax paid basis. The franking account surplus existing at 30 June 2002 has been reinstated to a tax paid amount by multiplying the Class C franking surplus by 30/70.

27 INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEY GROUP LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	FORMATION/PLACE OF INCORPORATION	2003 %	2002 %	2003 $'000	2002 $'000
Worley Limited Trust		Australia	100	100	94,660	94,660
Worley Pty Limited	(1)	Australia	100	100	–	–
Worley Fleet Analysis Pty Limited	(d)	Australia	–	51	–	–
Worley International Inc		USA	100	80	–	–
CTR Solutions Pty Limited		Australia	100	100	–	–
Worley No 2 Pty Limited	(1)	Australia	100	100	–	–
Worley Engineering Pty Limited	(1)	Australia	100	100	–	–
Worley Developments Pty Limited		Australia	100	100	*	*

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	FORMATION/PLACE OF INCORPORATION	2003 %	2002 %	2003 $'000	2002 $'000
Worley Financial Services Pty Limited	(1)	Australia	100	100	*	*
Fraser Worley Pty Limited		Australia	100	100	–	–
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	–	–
Worley Select Sdn Bhd	(a)	Malaysia	100	100	–	–
Popran Limited	(e)	Hong Kong	100	100	–	–
Worley Limited		Hong Kong	100	100	–	–
Worley Sdn Bhd	(b)	Malaysia	100	100	–	–
PT Ceria Worley		Indonesia	87.5	87.5	–	–
Worley Pte Limited		Singapore	100	100	–	–
Cadskills Pte Limited		Singapore	100	100	–	–
EnergySkills (Thailand) Limited		Thailand	100	–	–	–
Sinn Phan Thavee Co Limited		Thailand	100	–	–	–
Worley International Limited		Thailand	100	100	–	–
Worley Energy Commerce Pty Limited	(d)	Australia	–	51	–	–
New Zealand Worley Limited	(c)	New Zealand	–	100	–	–
Australian Biodiesel Pty Limited		Australia	51	51	–	–
Worley Trinidad Limited		Trinidad	100	–	–	–
Worley Qatar W.L.L.	(f)	Qatar	80	40	–	–
Pars Worley Qeshm Limited		Iran	60	–	–	–
Worley & Partners Limited		Oman	60	–	–	–
Worley Arabia Limited	(f)	Abu Dhabi	100	50	–	–
Worley Engineering (India) Pvt Limited		India	100	–	–	–
Worley Safety & Risk Management Pty Limited	(g)	Australia	100	100	–	–
Worley Infrastructure Pty Limited	(g)	Australia	100	100	–	–
Worley Chemicals & Minerals Pty Limited	(g)	Australia	100	100	–	–
Worley Technologies Pty Limited		Australia	100	100	–	–

* Investment less than $500

(a) Previously named WGP Engineering (M) Sdn Bhd

(b) Previously named Worley Overseas Sdn Bhd

(c) Company liquidated voluntarily during the financial year

(d) Interest in entity disposed of during the financial year

(e) Company in process of deregistration as at 30 June 2003

(f) Equity accounted to 30 September 2002 after which entities became controlled entities through increased ownership interest

(g) Dormant company

(1) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited and Worley Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Worley Group Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003, consequently there is no comparative disclosure noted below. The effect of the deed is that Worley Group Limited has guaranteed to pay any deficiency in the event of winding up of any controlled entity. The controlled entities have also given a similar guarantee in the event that Worley Group Limited is wound up.

The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust (the "Closed Group") are as follows:

	CLOSED GROUP
	2003 $'000
(I) CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE	
Profit from ordinary activities before income tax expense	32,858
Income tax expense relating to ordinary activities	(7,048)
Profit from ordinary activities after income tax	25,810
Net profit attributable to outside equity interest	302
Net profit attributable to members of Worley Group Limited	26,112
Retained profits at 1 July 2002	7,223
Dividends provided for or paid	(19,469)
Retained profits at 30 June 2003	13,866
(II) CONSOLIDATED STATEMENT OF FINANCIAL POSITION	
ASSETS	
Current assets	
Cash assets	35,428
Receivables	67,228
Inventories	10,777
Other financial assets	1,234
Total current assets	114,667
Non-current assets	
Investments accounted for using the equity method	11,713
Other financial assets	120
Property, plant and equipment	11,186
Intangible assets	61,474
Deferred tax assets	7,426
Other	211
Total non-current assets	92,130
TOTAL ASSETS	206,797
LIABILITIES	
Current liabilities	
Payables	42,291
Interest bearing liabilities	3,852
Tax liabilities	4,118
Provisions	26,156
Total current liabilities	76,417
Non-current liabilities	
Interest bearing liabilities	689
Deferred tax liabilities	7,782
Provisions	2,926
Total non-current liabilities	11,397
TOTAL LIABILITIES	87,814
NET ASSETS	118,983
EQUITY	
Contributed equity	108,883
Reserves	(4,591)
Retained profits	13,866
Equity attributable to members of Worley Group Limited	118,158
Outside equity interests	825
TOTAL EQUITY	118,983

27 INVESTMENTS IN CONTROLLED ENTITIES (continued)

(B) ACQUISITION OF CONTROLLED ENTITIES

On 30 September 2002, Worley Engineering Pty Limited acquired the remaining 50% of the Abu Dhabi operation of Worley Arabia Limited, and increased its holding in Worley Qatar W.L.L. from 40% to 80%. Control in these two entities was acquired in a single transaction, and excludes future income related to certain projects currently in progress.

On 1 December 2002, Worley Engineering Pty Limited acquired 60% of Worley & Partners Limited (Oman).

The fair value of the identifiable net assets acquired is as follows:

	TOTAL $'000
ASSETS	
Cash assets	698
Receivables	7,263
Inventories	2,053
Investments accounted for using the equity method	606
Other financial assets	156
Property, plant and equipment	674
Total assets	11,450
LIABILITIES	
Interest bearing liabilities	1,878
Payables	6,482
Loans to related parties	2,104
Provisions	165
Total liabilities	10,629
Net assets	821
Less:	
Outside equity interests	(641)
Goodwill arising on acquisition	606
Cash consideration	786

28 INVESTMENTS IN ASSOCIATES

(A) DETAILS OF INTERESTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2003 %	2002 %	2003 $'000	2002 $'000
Burns & Roe Worley Pty Limited	Power and Water	50	50	2,731	3,333
BRW Power Generation (Esperance) Pty Limited	Power	50	–	–	–
Esperance Power Station Pty Limited	Power	31.25	–	–	–
Esperance Pipeline Company Pty Limited	Power	31.25	–	–	–
Worley ABB Procurement Pty Limited	Procurement	50	–	–	–
I&E Systems Pty Limited	Technology	50	50	468	–
Transfield Worley Limited[1]	Oil and Gas	50	50	1,295	618
Petrocon Arabia Co Limited[2]	(a)	50	50	3,966	3,495
Worley Qatar W.L.L.[3]	Oil and Gas	80	40	–	718
Source Personnel Pty Limited[4]	Personnel	40	40	–	–
Protek Engineers Sdn Bhd	Oil and Gas	49	49	208	217
Ranhill Worley Sdn Bhd	Oil and Gas	49	49	1,498	126
Perunding Ranhill Worley Sdn Bhd	Oil and Gas	50	50	838	606
Ranhill Worley Engineering Sdn Bhd	(a)	40	40	140	574
Damit Worley Engineering Sdn Bhd	Oil and Gas	50	50	569	625
Transfield Worley Asia (Holdings) Pty Limited	Holding Company	50	–	–	–
Transfield Worley (Vietnam) Pty Limited	Non-operating	50	–	–	–
				11,713	10,312

(a) Oil and Gas, Refining and Petrochemicals
1 Balance date is 31 March
2 Balance date is 31 December
3 Increased shareholding during financial year and subsequently accounted for as a controlled entity, refer note 27
4 Previously named Atria Group Pty Limited

(B) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES

	CONSOLIDATED	
	2003 $'000	2002 $'000
Carrying amount at the beginning of the financial period	10,312	–
Investments in associates acquired on acquisition of controlled entity	–	11,552
Addition of new investments	6	459
Change in accounting from associates to controlled entities during financial period	606	–
	10,924	12,011
Share of net profits attributable to associates	5,795	1,601
Less dividends received	(3,324)	(404)
Amortisation of goodwill	(208)	(195)
Write down of investment in associate to recoverable amount	–	(2,500)
Movement in foreign currency translation reserve of associate	(1,474)	(201)
Carrying amount at the end of the financial period	11,713	10,312

28 INVESTMENTS IN ASSOCIATES (continued)

(C) RESULTS ATTRIBUTABLE TO ASSOCIATES

	CONSOLIDATED	
	2003 $'000	2002 $'000
Operating profits before income tax expense	6,617	1,869
Income tax expense	(1,030)	(463)
Operating profits after income tax expense	5,587	1,406
(D) RESERVES ATTRIBUTABLE TO ASSOCIATES		
Foreign currency translation reserve		
Balance at the beginning of the financial period	54	–
Effect of increase in foreign currency translation reserve during the financial period	(1,474)	54
Balance at the end of the financial period	(1,420)	54
(E) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance related guarantees issued	–	78
	–	78
(F) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	840	2,279
Finance lease commitments	28	29
Capital expenditure commitments*	8,513	–
	9,381	2,308

* Relates to expenditure commitments for the Esperance Power project.

(G) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES

	2003 $'000	2002 $'000
The consolidated entity's share of aggregate assets and liabilities of associates are		
Current assets	31,998	34,701
Non-current assets	3,839	3,752
Current liabilities	(24,623)	(26,831)
Non-current liabilities	(644)	(2,350)
Net assets	10,570	9,272
Unamortised goodwill at the end of the financial period	1,143	1,040
Carrying amount at the end of the financial period	11,713	10,312

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	OWNERSHIP INTEREST CONSOLIDATED 2003 %	2002 %
Transfield Worley Joint Venture	Integrated engineering and construction services	50	50
Worley ABB Joint Venture[1]	Integrated engineering and construction services	50	50
TIGA Joint Venture	Design of Bayu-Undan condensate field	45	45
VRJ Worley Joint Venture	Safety and risk management	50	50
Worley Mamic Joint Venture	Project services	50	50
MG Joint Venture	Project services	50	50
APE JV	Project services	50	–
Worley Maunsell JV	Project services	50	–

1 Balance date is 31 December

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statements of financial position under the following classifications:

	CONSOLIDATED 2003 $'000	2002 $'000
ASSETS		
Current assets		
Cash assets	14,455	10,309
Receivables	5,483	14,484
Other financial assets	4,908	718
Total current assets	24,846	25,511
Non-current assets		
Plant and equipment	1,308	1,994
Other non-current assets	135	94
Total non-current assets	1,443	2,088
TOTAL ASSETS	26,289	27,599
LIABILITIES		
Current liabilities		
Payables	14,847	22,277
Provisions	7,733	4,369
Other current liabilities	–	430
Total current liabilities	22,580	27,076
Non-current liabilities		
Other non-current liabilities	631	523
Total non-current liabilities	631	523
TOTAL LIABILITIES	23,211	27,599
NET ASSETS	3,078	–

	CONSOLIDATED		PARENT ENTITY	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
30 FINANCING ARRANGEMENTS				
The consolidated entity had unrestricted access at balance date to the following lines of credit:				
SECURED FACILITIES				
Total facilities available				
Loan facilities	28,190	27,630	27,000	27,000
Overdraft facilities	14,080	9,250	5,000	5,000
Bank guarantees and letters of credit	32,720	25,690	24,000	24,000
	74,990	62,570	56,000	56,000
Facilities utilised at balance date				
Loan facilities	530	7,500	–	–
Overdraft facilities	1,750	–	–	–
Bank guarantees and letters of credit	20,790	10,350	17,710	–
	23,070	17,850	17,710	–
Facilities not utilised at balance date				
Loan facilities	27,660	20,130	27,000	27,000
Overdraft facilities	12,330	9,250	5,000	5,000
Bank guarantees and letters of credit	11,930	15,340	6,290	24,000
	51,920	44,720	38,290	56,000
UNSECURED FACILITIES				
Total facilities available				
Overdraft facilities	250	1,000	–	–
Bank guarantees and letters of credit	12,500	10,000	–	–
	12,750	11,000	–	–
Facilities utilised at balance date				
Bank guarantees and letters of credit	3,570	100	–	–
	3,570	100	–	–
Facilities not utilised at balance date				
Overdraft facilities	250	1,000	–	–
Bank guarantees and letters of credit	8,930	9,900	–	–
	9,180	10,900	–	–

SECURED FACILITIES

The secured bank loan, overdraft, bank guarantee and line of credit facilities of the consolidated entity and parent entity are secured by fixed and floating charges over the assets of the entities Worley Group Limited, Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited, Worley Engineering Securities Pty Limited and Worley Financial Services Pty Limited. The facilities are subject to an annual review.

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	CONSOLIDATED 8 MONTHS TO 30 JUNE 2002 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 16 MONTHS TO 30 JUNE 2002 $'000

31 NON-CASH FINANCING AND INVESTING ACTIVITIES

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	CONSOLIDATED 8 MONTHS TO 30 JUNE 2002 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 16 MONTHS TO 30 JUNE 2002 $'000
Acquisition of plant and equipment by means of finance leases		732	578	–	–
Acquisition of controlled entity	27	–	–	–	94,660
		732	578	–	94,660

32 NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of operating profit after income tax to net cash flow from operating activities:

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2003 $'000	CONSOLIDATED 8 MONTHS TO 30 JUNE 2002 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2003 $'000	PARENT ENTITY 16 MONTHS TO 30 JUNE 2002 $'000
Net profit after income tax expense	25,558	9,715	27,566	2,000
NON-CASH ITEMS				
Depreciation of non-current assets	4,367	2,481	–	–
Amortisation of non-current assets	4,953	2,578	–	–
Investment in associate written down to recoverable amount	–	2,500	–	–
Provision for support of related entity	(1,650)	2,730	–	–
Dividends received from associates	3,324	404	–	–
Share of associates' net profits	(5,587)	(1,406)	–	–
Net gain on disposal of investments	(29)	–	–	–
Net loss on disposal of property, plant and equipment	82	217	–	–
Finance charges on capitalised leases	91	45	–	–
Cash flow adjusted for non-cash items	31,109	19,264	27,566	2,000
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL PERIOD				
Increase in prepayments	(173)	(144)	–	–
Decrease/(increase) in future income tax benefit	148	(4,079)	–	–
(Increase)/decrease in inventories	(492)	2,780	–	–
Decrease/(increase) in receivables	7,166	(4,048)	–	–
(Decrease)/increase in trade creditors	(6,555)	(7,232)	576	–
(Decrease)/increase in provision for income tax	(3,899)	7,552	6	–
(Decrease)/increase in provision for deferred income tax	(965)	3	–	–
Increase in other provisions	3,597	1,909	–	–
Net cash inflow from operating activities	29,936	16,005	28,148	2,000

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2003 $'000	2002 $'000	2003 $'000	2002 $'000
33 COMMITMENTS FOR EXPENDITURE					
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		3,913	6,799	–	–
Later than one year and not later than five years		4,803	13,111	–	–
Later than five years		1,430	143	–	–
Commitments not recognised in the financial statements		10,146	20,053	–	–
(B) FINANCE LEASES					
Commitments in relation to finance leases are payable as follows:					
Within one year		712	581	–	–
Later than one year and not later than five years		749	828	–	–
Minimum lease payments		1,461	1,409	–	–
Less:					
Future finance charges		(90)	(87)	–	–
Total lease liabilities		1,371	1,322	–	–
Representing lease liabilities:					
Current	16	682	539	–	–
Non-current	19	689	783	–	–
Total lease liabilities		1,371	1,322	–	–
(C) CAPITAL EXPENDITURE AND OTHER COMMITMENTS					
Other commitments in relation to capital expenditure and purchase commitments entered into:					
Within one year		–	798	–	–
Later than one year and not later than five years		–	397	–	–
Later than five years		–	338	–	–
Commitments not recognised in the financial statements		–	1,533	–	–

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000

34 CONTINGENT LIABILITIES

GUARANTEES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
Bank guarantees outstanding at balance date in respect of financing facilities		3,196	3,451	–	–
Bank guarantees outstanding at balance date in respect of contractual performance		14,399	4,398	–	–
		17,595	7,849	–	–

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

EMPLOYEE ENTITLEMENTS

The aggregate employee entitlements liability, including on-costs is comprised of:

	NOTES	CONSOLIDATED 2003 $'000	CONSOLIDATED 2002 $'000	PARENT ENTITY 2003 $'000	PARENT ENTITY 2002 $'000
Provisions (current)	18	9,449	7,784	–	–
Provisions (non-current)	21	2,926	2,460	–	–
		12,375	10,244	–	–
EMPLOYEE NUMBERS					
Number of employees as at 30 June 2003		2,471	2,377	–	–

EXECUTIVE PERFORMANCE RIGHTS PLAN

As a result of listing on the Australian Stock Exchange, the employee incentive structure at Worley has changed, with the creation of the Executive Performance Rights Plan. Performance rights over the ordinary shares of Worley Group Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board.

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

(A) OPTIONS

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

		2003		2002	
	NOTES	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Balance at beginning of financial period	(i)	2,823,948	$1.67	2,101,948	$1.34
– granted		–	–	722,000	$2.66
– exercised	(ii)	(2,823,948)	$1.67	–	–
Balance at end of financial period		–	–	2,823,948	$1.67
Exercisable at end of financial period		–	–	1,757,149	$1.11

(i) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2002:

NUMBER OF OPTIONS	GRANT DATE	VESTING DATE	EXPIRY DATE	WEIGHTED AVERAGE EXERCISE PRICE
1,757,149	30 June 1999	30 June 2002	30 June 2004	$1.11
344,799	16 May 2000	16 May 2003	16 May 2005	$2.47
722,000	30 June 2002	30 June 2005	30 June 2007	$2.66

(ii) Options exercised

The following table summarises information about options exercised by employees during the financial year ended 30 June 2003:

NUMBER OF OPTIONS	GRANT DATE	EXERCISE DATE	EXPIRY DATE	WEIGHTED AVERAGE EXERCISE PRICE	PROCEEDS FROM SHARES ISSUED ($)	NUMBER OF SHARES ISSUED	ISSUE DATE
1,014,316	30 June 1999	2 August 2002	30 June 2004	$1.11	1,128,570	1,014,316	2 August 2002
742,833	30 June 1999	11 October 2002	30 June 2004	$1.11	826,507	742,833	11 October 2002
344,799	16 May 2000	11 October 2002	16 May 2005	$2.47	852,488	344,799	11 October 2002
722,000	30 June 2002	11 October 2002	30 June 2007	$2.66	1,920,520	722,000	11 October 2002

During the financial year, all options existing prior to the listing were exercised in advance of exercise date and the Executive Performance Rights Plan was established.

There were no options exercised by employees during the financial year ended 30 June 2002.

(B) EXECUTIVE PERFORMANCE RIGHTS

On 23 December 2002, a total of 785,962 performance rights were issued to employees of the consolidated entity with annual vesting periods over three years. In line with the vesting periods, the performance rights are being amortised over three years at their fair value on a straight line basis. The fair value of the rights issued have been determined at $1.32, using an appropriate pricing model that takes into account the vesting and performance criteria of the performance rights. No performance rights were eligible for exercise during the financial year ended 30 June 2003.

	DIRECTORS OF THE CONSOLIDATED ENTITY		DIRECTORS OF THE PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2003 $	8 MONTHS TO 30 JUNE 2002 $	12 MONTHS TO 30 JUNE 2003 $	16 MONTHS TO 30 JUNE 2002 $
36 REMUNERATION OF DIRECTORS				
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities	1,826,324	1,347,589	1,826,324	1,347,589
	NO.	NO.	NO.	NO.
The number of directors of Worley Group Limited whose remuneration falls within the following bands is:				
$20,000 – $29,999	1	–	1	–
$40,000 – $49,999	2	–	2	–
$50,000 – $59,999	1	–	1	–
$70,000 – $79,999	1	–	1	–
$90,000 – $99,999	3	–	3	–
$270,000 – $279,999	–	2	–	2
$280,000 – $289,999	–	1	–	1
$500,000 – $509,999	–	1	–	1
$580,000 – $589,999	1	–	1	–
$710,000 – $719,999	1	–	1	–

	EXECUTIVES OF THE CONSOLIDATED ENTITY		EXECUTIVES OF THE PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2003 $	8 MONTHS TO 30 JUNE 2002 $	12 MONTHS TO 30 JUNE 2003 $	16 MONTHS TO 30 JUNE 2002 $
37 REMUNERATION OF EXECUTIVES				
Remuneration received or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (excluding directors) whose remuneration was at least $100,000:				
Executive officers of other entities in the consolidated entity	1,901,218	898,617	–	–
	NO.	NO.	NO.	NO.
The number of executives of the consolidated entity and the Company whose remuneration falls within the following bands:				
$120,000 – $129,999	–	1	–	–
$170,000 – $179,999	1	1	–	–
$180,000 – $189,999	–	1	–	–
$200,000 – $209,999	–	1	–	–
$210,000 – $219,999	–	1	–	–
$220,000 – $229,999	1	–	–	–
$310,000 – $319,999	1	–	–	–
$350,000 – $359,999	2	–	–	–
$470,000 – $479,999	1	–	–	–

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2003 $	8 MONTHS TO 30 JUNE 2002 $	12 MONTHS TO 30 JUNE 2003 $	16 MONTHS TO 30 JUNE 2002 $
38 REMUNERATION OF AUDITORS				
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	475,233	252,335	–	–
Other auditors of controlled entities	31,233	18,836	–	–
	506,466	271,171	–	–
Amounts received for other services:				
Services provided in relation to the Initial Public Offer	605,903	–	–	–
Other assurance related services	85,165	99,239	–	–
	691,068	99,239	–	–
	1,197,534	370,410	–	–

39 RELATED PARTIES

(A) DIRECTORS

The names of persons who were directors of Worley Group Limited at any time during the financial year were as follows:

John Schubert (appointed 11/10/2002)

Ron McNeilly (appointed 11/10/2002)

Grahame Campbell (appointed 11/10/2002)

Erich Fraunschiel (appointed 05/03/2003)

John Green (appointed 11/10/2002)

John Grill

David Housego (appointed 11/10/2002)

Peter Meurs (resigned 11/10/2002)

David Mofflin (resigned 11/10/2002)

Russell Staley (resigned 11/10/2002)

(B) LOANS TO DIRECTORS AND DIRECTOR RELATED ENTITIES

Loans to directors of entities in the consolidated entity and their director related entities at the end of the financial period are as follows:

	CONSOLIDATED		PARENT ENTITY	
	2003 $	2002 $	2003 $	2002 $
Unsecured loans	20,200	50,139	–	–
Loan repayments received				
Unsecured loan to D Mofflin	50,139	–	–	–
Unsecured loan to D Housego	89,800	–	–	–
	139,939	–	–	–
Interest revenue on loans to directors of entities in the consolidated entity included in the determination of profit from ordinary activities before income tax	6,146	–	–	–

The unsecured loan outstanding at 30 June 2003 accrues interest at a rate of 6.5% per annum and is repayable on demand.

(C) TRANSACTIONS OF DIRECTORS AND DIRECTOR RELATED ENTITIES CONCERNING ORDINARY SHARES OF WORLEY GROUP LIMITED

	PARENT ENTITY	
	2003 NUMBER	2002 NUMBER
Aggregate number of shares acquired on exercise of options	1,036,544	363,745
Aggregate number of shares acquired under the Non-executive Director Share Plan	29,912	–
Aggregate number of performance rights acquired under the Executive Performance Rights Plan	157,858	–
Aggregate number of shares held	32,405,170	16,966,917

There have been no other transactions concerning equity instruments during the financial year with directors or their director related entities.

39 RELATED PARTIES (continued)

(D) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned group consists of Worley Group Limited and its wholly owned entities listed at note 27.

Aggregate amounts included in the determination of operating profit before income tax expense that resulted from transactions with entities in the wholly owned group:

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2003 $'000	8 MONTHS TO 30 JUNE 2002 $'000	12 MONTHS TO 30 JUNE 2003 $'000	16 MONTHS TO 30 JUNE 2002 $'000
Dividend revenue			27,553	2,000
(E) OTHER RELATED PARTIES				
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Associates			–	–
Controlled entities	–	–	27,553	2,000
Other revenue				
Associates	2,618	6,184	–	–
Aggregate amounts brought to account in relation to other transactions with each class of other related parties				
Loans advanced to				
Controlled entities	–	–	48,548	–
Associates	73	3,489	–	–
Loan repayments from				
Controlled entities	–	–	9,589	–
Associates	1,109	1,000	–	–
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	–	–	28,959	–
Associates	11,318	5,780	–	–
Current payables				
Associates	2,057	2,385	–	–

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(F) CONTROLLING ENTITIES

Worley Group Limited is the ultimate Australian parent company.

40 SEGMENT INFORMATION

PRIMARY REPORTING – BUSINESS SEGMENTS

12 MONTHS TO 30 JUNE 2003	OIL AND GAS $'000	MINERALS AND METALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	REFINING, PETRO-CHEMICALS & CHEMICALS $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to external customers	253,045	66,850	27,384	19,221	680	–	367,180
Procurement services revenue	8,251	–	–	–	–	–	8,251
Inter-segment sales	1,253	–	2,148	–	–	(3,401)	–
Total sales revenue	262,549	66,850	29,532	19,221	680	(3,401)	375,431
Share of net profits of associates	4,565	–	592	430	–	–	5,587
Other revenue	823	–	–	–	1,489	–	2,312
Total segment revenue	267,937	66,850	30,124	19,651	2,169	(3,401)	383,330
Segment result	36,655	8,468	3,232	2,400	1,663	–	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Profit from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	72,808	19,390	14,098	5,433	–	–	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							37,227
Consolidated total assets							210,661
Segment liabilities	41,124	9,227	6,187	1,704	–	–	58,242
Unallocated corporate liabilities							33,757
Consolidated total liabilities							91,999
Investments in associates included in segment assets	8,723	–	2,731	259	–	–	11,713
Acquisition of property, plant and equipment, intangible and other non-current assets	4,589	168	223	–	–	–	4,980
Depreciation and amortisation expense	3,913	410	220	109	1,471	–	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non-cash expenses other than depreciation and amortisation	144	–	–	–	–	–	144

40 SEGMENT INFORMATION (continued)

PRIMARY REPORTING – BUSINESS SEGMENTS (continued)

8 MONTHS TO 30 JUNE 2002	OIL AND GAS $'000	MINERALS AND METALS $'000	INDUSTRIAL AND INFRA-STRUCTURE $'000	REFINING, PETRO-CHEMICALS & CHEMICALS $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
Sales to external customers	206,838	4,768	16,270	13,077	8,444	–	249,397
Inter-segment sales	14,657	4,221	1,785	447	5,667	(26,777)	–
Total sales revenue	221,495	8,989	18,055	13,524	14,111	(26,777)	249,397
Share of net profit or (loss) of associates	1,629	–	(227)	–	4	–	1,406
Other revenue	–	–	–	–	1,362	–	1,362
Total segment revenue	223,124	8,989	17,828	13,524	15,477	(26,777)	252,165
Segment result	29,062	1,177	1,962	115	(483)	–	31,833
Amortisation expense							(2,578)
Unallocated corporate expenses							(14,271)
Profit from ordinary activities before income tax expense							14,984
Income tax expense							(5,269)
Profit from ordinary activities after income tax expense							9,715
Segment assets	59,680	7,843	8,378	1,213	3,179	–	80,293
Goodwill and trade name							62,950
Unallocated corporate assets							53,273
Consolidated total assets							196,516
Segment liabilities	42,287	7,421	3,941	1,206	2,016	–	56,871
Unallocated corporate liabilities							37,563
Consolidated total liabilities							94,434
Investments in associates included in segment assets	6,979	–	3,333	–	–	–	10,312
Acquisition of property, plant and equipment, intangible and other non-current assets	2,340	306	150	64	195	–	3,055
Depreciation and amortisation expense	1,172	135	90	1	587	–	1,985
Unallocated depreciation and amortisation expense							496
Total depreciation and amortisation expense							2,481
Non-cash expenses other than depreciation and amortisation	2,268	55	176	143	–	–	2,642

SECONDARY REPORTING – GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2003	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	USA $'000	TOTAL $'000
Sales to external customers	278,736	61,888	26,556	367,180
Segment assets	181,209	23,684	5,768	210,661

12 MONTHS TO 30 JUNE 2002	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	USA $'000	TOTAL $'000
Sales to external customers	227,640	12,554	9,203	249,397
Segment assets	169,731	21,976	4,809	196,516

The consolidated entity's operating companies are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary markets are Oil and Gas, Minerals and Metals, Refining, Petrochemicals and Chemicals, and Industrial and Infrastructure (including Power and Water).

Geographically, the consolidated entity operates in three predominant segments, Australia and New Zealand, Asia and the Middle East, and USA. Outside of Australia, activities are predominantly in the Oil and Gas segment.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial period, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

41 FINANCIAL INSTRUMENTS

(A) OFF-BALANCE SHEET DERIVATIVE INSTRUMENTS

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

SELL US DOLLARS	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
	2003 $'000	2002 $'000	2003	2002
0 – 6 months	11,776	21,875	0.5526	0.5366

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2003 $'000	2002 $'000
Unrealised gains	1,843	1,148
Less: Unrealised losses	–	(3)
Net unrealised gains	1,843	1,145

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the consolidated statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

	WEIGHTED AVERAGE INTEREST RATE (%)	FLOATING INTEREST RATE $'000	FIXED INTEREST MATURING IN: 1 YEAR OR LESS $'000	OVER 1 YEAR TO 5 YEARS $'000	MORE THAN 5 YEARS $'000	NON-INTEREST BEARING $'000	TOTAL $'000
FINANCIAL ASSETS							
Cash and deposits	4.75	35,428	–	–	–	–	35,428
Receivables		–	–	–	–	70,148	70,148
Other financial assets		–	–	–	–	120	120
Total financial assets		35,428	–	–	–	70,268	105,696
FINANCIAL LIABILITIES							
Bank overdrafts and loans	8.50	2,605	419	–	–	–	3,024
Interest bearing liabilities	6.23	–	828	689	–	–	1,517
Trade and other creditors		–	–	–	–	45,125	45,125
Total financial liabilities		2,605	1,247	689	–	45,125	49,666
Net financial assets							56,030

	CONSOLIDATED	
	2003 $'000	2002 $'000
(D) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets as above	56,030	31,320
Non-financial assets and liabilities		
Inventories	10,777	8,234
Property, plant and equipment	11,186	12,306
Other assets	84,845	83,982
Provisions	(33,300)	(16,519)
Other liabilities	(10,876)	(17,241)
Net assets per balance sheet	118,662	102,082

42 SUBSEQUENT EVENTS

Effective 1 July 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Worley Group Limited, we state that:

(1) In the opinion of the directors:

 (a) the financial statements and notes of the Company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended that date; and

  (ii) complying with Accounting Standards and Corporations Regulations 2001; and

 (b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group identified in note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board





John Schubert
Chairman

John Grill
Director

Sydney, 3 September 2003

INDEPENDENT AUDIT REPORT TO MEMBERS OF WORLEY GROUP LIMITED



■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9262 6565
DX Sydney Stock Exchange 10172

SCOPE

THE FINANCIAL REPORT AND DIRECTORS' RESPONSIBILITY

The financial report comprises the statements of financial position, statements of financial performance, statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited (the Company) and the consolidated entity, for the financial year ended 30 June 2003. The consolidated entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

AUDIT APPROACH

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Company.

INDEPENDENCE

We are independent of the Company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

AUDIT OPINION

In our opinion, the financial report of Worley Group Limited is in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of Worley Group Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

M. Elliott

Michael Elliott
Partner

Sydney
3 September 2003

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW)

SHAREHOLDER INFORMATION

TOP 20 HOLDERS OF FULLY PAID ORDINARY SHARES AS AT 12 SEPTEMBER 2003

NAME	UNITS	% I/C	RANK
WILACI PTY LTD	25,712,370	17.22	1
LUJETA PTY LTD	15,822,840	10.59	2
J P MORGAN NOMINEES AUSTRALIA LIMITED	10,013,349	6.70	3
NATIONAL NOMINEES LIMITED	7,971,223	5.34	4
BEHANA PTY LTD	7,532,960	5.04	5
SKIPTAN PTY LTD*	5,829,809	3.90	6
SKIPTAN PTY LTD	5,458,522	3.65	7
FRENCH CONSULTING PTY LTD	4,682,175	3.13	8
WESTPAC CUSTODIAN NOMINEES LIMITED	3,340,068	2.24	9
SUNCORP CUSTODIAN SERVICES PTY LIMITED	3,326,300	2.23	10
QUEENSLAND INVESTMENT CORPORATION	2,843,336	1.90	11
CITICORP NOMINEES PTY LIMITED	2,650,715	1.77	12
JOHN GRILL	2,488,584	1.67	13
TAYLOR SQUARE DESIGNS PTY LTD	1,938,197	1.30	14
ACEPORT PTY LTD	1,901,160	1.27	15
GIO GENERAL LTD	1,650,037	1.10	16
IAN HORGAN & PATRICIA HORGAN	1,559,506	1.04	17
INMAC ENGINEERING PTY LIMITED	1,458,890	0.98	18
PERMANENT TRUSTEE AUSTRALIA LIMITED	1,423,414	0.95	19
COMMONWEALTH CUSTODIAL SERVICES LIMITED	1,419,298	0.95	20
TOTAL	109,022,753	72.97	

Total number of current holders for all named classes is 1,773.

* As Trustee for The Cumorah Trust.

RANGE OF FULLY PAID ORDINARY SHARES AS AT 12 SEPTEMBER 2003

	1 TO 1000	1001 TO 5000	5001 TO 10000	10001 TO 100000	100001 TO (MAX)	TOTAL
HOLDERS						
Issuer	281	314	95	66	49	805
Chess	104	496	196	131	41	968
Total	385	810	291	197	90	1,773
SHARES						
Issuer	215,992	944,892	826,527	2,104,186	84,931,553	89,023,150
Chess	85,682	1,689,819	1,682,579	3,356,348	53,519,133	60,333,561
Total	301,674	2,634,711	2,509,106	5,460,534	138,450,686	149,356,711
Total Holders						**1,773**
Total Shares						**149,356,711**

The number of shareholders holding less than marketable parcel of shares is one (shares 100).

VOTING RIGHTS

All ordinary shares carry one vote per share without restriction.

CORPORATE INFORMATION

ACN 096 090 158

DIRECTORS

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

AUDITORS

Ernst & Young

BANKERS

HSBC Bank Australia Limited

LAWYERS

Freehills
Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080

DIRECTORY

REGISTERED OFFICE AND CORPORATE HEAD OFFICE:

Worley
Level 7,116 Miller Street
North Sydney NSW 2060
PO Box 1812, North Sydney
NSW 2059 Australia
Ph: 61 2 8923 6866

OTHER OFFICES:

ABU DHABI
Al Bu Qubai Tower (Office Floor)
Zayed the 1st Street
PO Box 44169
Abu Dhabi, UAE
Ph: 971 2 632 4144

ADELAIDE
25 Conyngham Street
Glenside SA 5065
Australia
Ph: 61 8 8130 6100

AL KHOBAR
4th Floor, Adil Khashoggi Building
Dhahran Road, Al Khobar 31952
PO Box 31699, Al Khobar 31952
Kingdom of Saudi Arabia
Ph: 966 3 894 8700

BALCATTA
Unit 3, 20 MacAdam Place
Balcatta WA 6022
Australia
Ph: 61 8 9240 5084

BANGKOK
333 Lao Peng Nguan 1 Building
20th Floor Unit B
Soi Chaypuang, Vibhavadi-Rangsit Road
Ladyao, Jatujak, Bangkok 10900
Thailand
Ph: 66 2 689 3000

BRISBANE
Level 3, 80 Albert Street
Brisbane QLD 4000
PO Box 81, Albert Street
Brisbane QLD 4002
Australia
Ph: 61 7 3221 7444

BUNBURY
28-30 Wellington Street
Bunbury WA 6230
PO Box 720, Bunbury WA 6230
Australia
Ph: 61 8 9781 2400

CALGARY
1001 - 1st Street S.E
Calgary, Alberta T2G 5G3
Canada
Ph: 1 403 508 5300

DOHA
1st Floor
Business Building 'B' Ring Road
Near Jaidah Flyover
Doha, Qatar
PO Box 18130, Doha Qatar
Ph: 974 43 53 110

DUBAI
10F23 Lob 10, Jebel Ali, Dubai UAE
PO Box 16805, Jebel Ali, Dubai UAE
Courier to: Villa 81, Street 18B, Jumeira 3
Dubai, UAE
Ph: 971 4 394 6519

GEELONG
Level 5, Focus Five
23-31 Gheringhap Street
Geelong VIC 3220
Australia
Ph: 61 3 5223 1511

GLADSTONE
Level 3, 190 Goondoon Street
Gladstone QLD 4680
PO Box 5004, Gladstone QLD 4680
Australia
Ph: 61 7 4972 8299

HOUSTON
13105 Northwest Freeway
Suite 200
Houston Texas 77040 USA
Ph: 1 713 690 1131

JAKARTA
Menara Batavia, Floor 12A
Jl. K.H. Mas Mansyur Kav. 126
Jakarta 10220 Indonesia
Ph: 62 21 574 6218

KALGOORLIE
Suite 2, 35 Brookman Street
Kalgoorlie WA 6430
Australia
Ph: 61 8 9026 2626

KARRATHA
Burrup Peninsula, Karratha WA 6714
PO Box 517, Karratha WA 6714
Australia
Ph: 61 8 9158 8475

KERTEH
No 10A, Tingkat 1, Bangunan PMINT
Bandar Baru Kerteh
24300 Kerteh, Terengganu
Malaysia
Ph: 60 9 826 1044

KUALA BELAIT
F204-F212 Komplek Harapan
Jalan Setia Di-Raja, KA3131 Kuala Belait
Negara Brunei Darussalam
PO Box 1692, KA1131, Kuala Belait
Negara Brunei Darussalam
Ph: 673 334 1410

KUALA LUMPUR
13th Floor,
Empire Tower City Square Centre
182 Jalan Tun Razak
50400 Kuala Lumpur
Malaysia
Ph: 60 3 2163 0499

KWINANA
Mason Road (BP Refinery)
Kwinana WA 6167
PO Box 2131, Rockingham WA 6168
Australia
Ph: 61 8 9419 9500

LONG ISLAND POINT
Long Island Point Fractionation Plant (ESSO)
Cemetery Road, Hastings
Long Island Point VIC 3915
PO Box 1239, Sale VIC 3850
Australia
Ph: 61 3 5979 4312

LONGFORD
Longford Gas Plant (ESSO)
Garretts Road
Longford VIC 3851
Australia
Ph: 61 3 5149 6257

MACKAY
Level 1, 45 Victoria Street
Mackay QLD 4740
PO Box 1038, Mackay QLD 4740
Australia
Ph: 61 7 4953 2366

MELBOURNE
Level 17, 300 Flinders Street
Melbourne VIC 3000
Australia
Ph: 61 3 9205 0500

MIRI
Lot 1209, 1st Floor Lorong 9
Jalan Krokop
98000 Miri Sarawak
Malaysia
Ph: 60 85 414 616

MUSCAT
Building No 75A, Way No 2311
Dohat Al Adab Street
Al Khuwair, Muscat
Sultanate of Oman
Post Box 1038, Jibroo 112,
Sultanate of Oman
Ph: 968 600 009

NEW PLYMOUTH
Level 5, Glenport House
25 Gill Street
New Plymouth, New Zealand
PO Box 705, New Plymouth
New Zealand
Ph: 64 6 759 6300

NEWCASTLE
21 Merewether Street
Newcastle NSW 2300
PO Box 814, Newcastle NSW 2300
Australia
Ph: 61 2 4927 0666

PERTH
Level 6, QV1 Building
250 St George's Terrace
Perth WA 6000
PO Box 7637, Cloister Square WA 6850
Australia
Ph: 61 8 9278 8111

PORT OF SPAIN
48 Alexandra Street
Port of Spain
Trinidad and Tobago
Ph: 1 868 628 3733

SALE
1 Platt Court
Wurruk VIC 3850
PO Box 1239, Sale VIC 3850
Australia
Ph: 61 3 5143 1355

SINGAPORE
491-B River Valley Road
#09-01 Valley Point
Singapore 248373
Ph: 65 6735 8444

SINGLETON
Rose Point Centre
Unit 1, 17-19 Ryan Avenue
Singleton NSW 2330
Australia
Ph: 61 2 6571 2600

SPOTSWOOD
208 Hall Street
Spotswood VIC 3015
Australia
Ph: 61 3 9393 4200

TEHRAN
Unit 2, No 9, 5th Street
Gandhi Ave
Tehran, Iran 1517641185
PO Box 15175-189, Tehran, Iran
1517641185
Ph: 98 21 888 8912

TOWNSVILLE
3 Ramsay Street
Garbutt, Townsville QLD 4810
PO Box 5423, M.C, Townsville QLD 4810
Australia
Ph: 61 7 4729 5501

WHANGAREI
Marsden Point Road
Northland, New Zealand
PO Box 21, Ruakaka, New Zealand
Ph: 64 9 432 8311

YANBU
Building 12216, Camp 12, RCJ&Y Camp
Yanbu Al Sinaiyah 51888
PO Box 30481, Yanbu Al Sinaiyah 51888
Kingdom of Saudi Arabia
Ph: 966 4 321 0048

REPRESENTATIVE OFFICES:

BEIJING
Suite 12, 14/F, Tower A,
Pacific Century Place
2A Gong Ti Bei Lu, Chaoyang District
Beijing 100027
People's Republic of China
Ph: 86 10 6539 1091

NEW DELHI
Trikausch House
M-26 Commercial Complex Greater
Kailash Part 11 (Market)
New Delhi 110048 India
Ph: 91 11 2641 7675

WEBSITE
www.worley.com.au



 **Worley**

8 October 2003

ASX Announcement

WORLEY (ASX: WOR)

ANNUAL GENERAL MEETING 2003

The Directors of Worley Group Limited confirm the details of the 2003 annual general meeting of Worley Group Limited as previously notified to ASX.

The annual general meeting will be held on Wednesday 5 November 2003 at 2pm in Ballroom A of the Duxton Hotel, 88 Alfred Street, North Sydney, New South Wales.

A copy of the Notice of Meeting, proxy form and explanatory notes is attached.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866


Worley

Worley Group Limited
ABN 17 096 090 158

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9615 5970
Facsimile 61 3 9473 2555
www.computershare.com

7 October 2003

Dear Shareholder

Annual General Meeting

On behalf of the directors of Worley Group Limited ("Worley"), I am pleased to invite you to Worley's Annual General Meeting ("AGM"). Enclosed is the notice of meeting for your consideration.

Worley's 2003 AGM will be held on Wednesday 5 November 2003 commencing at 2.00 pm (AEST) at the Duxton Hotel, 88 Alfred Street, Milsons Point, New South Wales 2061.

If you decide to attend the meeting, please bring this letter with you to facilitate registration into the meeting.

The purpose of the AGM is to receive Worley's financial report for the year ended 30 June 2003, the directors' and auditor's reports on the financial report and to consider various resolutions to elect directors to Worley's Board.

All of Worley's directors recommend that shareholders vote in favour of each of the resolutions proposed to be passed at the forthcoming AGM.

If you are unable to attend the AGM, I encourage you to cast your vote by completing, signing and returning the enclosed Proxy Form in accordance with the instructions set out on the Proxy Form.

Corporate shareholders should complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend the meeting on their behalf. A form of this certificate may be obtained from the Company's share registry.

Further details relating to the various resolutions proposed to be passed at the AGM are set out in the Explanatory Notes accompanying the notice of meeting. I urge all shareholders to carefully read this material before voting on the proposed resolutions.

I look forward to seeing you at the meeting.

Yours sincerely

John Schubert
Chairman

NOTICE OF MEETING

Worley Group Limited

ABN 17 096 090 158

Notice is hereby given that the Annual General Meeting ("AGM") of Worley Group Limited (**Worley**) will be held on Wednesday, 5 November 2003 at 2.00pm (AEST) at Ballroom A, Duxton Hotel, 88 Alfred Street, Milsons Point, New South Wales, 2061.

Ordinary business

1 – Financial Report

To receive and consider the financial report of the Company and the reports of the Directors and of the Auditors for the financial year ended 30 June 2003.

2 – Election of Directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) That Dr John Schubert, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's constitution, and being eligible, is re-elected as a director of the Company.

(b) That Mr Ron McNeilly, a director appointed by the Board since the last Annual General Meeting who retires in accordance with rule 8.1(e)(1) of the Company's constitution, and being eligible, is elected as a director of the Company.

(c) That Mr Erich Fraunschiel, a director appointed by the Board since the last Annual General Meeting who retires in accordance with rule 8.1(e)(1) of the Company's constitution, and being eligible, is elected as a director of the Company.

By order of the Board

Dated: 7 October 2003



Sharon Sills
Company Secretary

Voting entitlements

In accordance with the Company's constitution and the Corporations Regulations, the Company has determined that a shareholder's voting entitlement at the meeting will be taken to be the entitlement of the person shown in the register of members as at close of business AEST on Monday 3 November 2003.

Proxies

- A Proxy Form accompanies this Notice of Meeting.
- A member entitled to attend and vote has a right to appoint a proxy.
- The proxy need not be a member of Worley.
- Any instrument appointing a proxy in which the name of the appointee is not filled is regarded as given in favour of the chair of the meeting.
- The appointment of one or more duly appointed proxies will not preclude a member from attending the AGM and voting personally.
- Members who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote instead of themselves. An additional proxy form will be supplied by the share registry (Computershare Investor Services Pty Limited) on request by contacting 1300 855 080. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. If no such proportion or number is specified, each proxy may exercise half of the votes.
- If the appointment is signed by an attorney, the power of attorney or a certified copy of it must be sent with the proxy form.
- Proxy Forms must be signed by a member or the member's attorney or, if the member is a corporation, must be signed by 2 directors or by a director and a secretary, or if it is a proprietary company that has a sole director who is also the sole secretary (or has no secretary), by that director, or under hand of its attorney or duly authorised officer. If the Proxy Form is signed by a person who is not the registered holder of Shares (eg an attorney), then the relevant authority (eg, in the case of proxy forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to Worley or be enclosed with the Proxy Form.
- **To be effective, Proxy Forms must be deposited at or faxed to:**

  WORLEY GROUP LIMITED share registry at:

  Computershare Investor Services Pty Limited, GPO Box 4195, Sydney NSW 2001, Australia;

  Fax number + 61 2 8235 8220

  by 2.00pm (AEST) on Monday 3 November 2003.

Body corporate representatives

- A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the AGM.
- A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of Worley.
- To evidence the authorisation, either a certificate of body corporate representative executed under the common seal of the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.
- The certificate or equivalent document must be deposited at or faxed to Computershare Investor Services Pty Limited, at the address or fax number shown above **by 2.00pm (AEST) on Monday 3 November 2003.**

Worley Group Limited

ABN 17 096 090 158

EXPLANATORY NOTES TO SHAREHOLDERS

These Explanatory Notes form part of the Notice of Meeting and should be read with the Notice of Meeting.

ORDINARY BUSINESS RESOLUTIONS

Election of Directors

Resolution 2(a) - Dr John Schubert BC Eng, PhD (Chem Eng), FIE Aust, FTSE

Dr John Schubert, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's constitution, is standing for re-election as a director of the Company at the AGM.

Dr Schubert is the Chairman of the Worley Board and Chairman of the Nominations and Remuneration Committee. He is an experienced executive and brings to the Worley Board a wealth of experience in many industries. Dr Schubert was appointed to the Worley Board in October 2002 and was a member of the Advisory Board since 2000.

A chemical engineer by training, Dr Schubert commenced his career in 1969 with Esso in Australia. In his 24 year relationship with Esso Limited, Dr Schubert held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, Dr Schubert was appointed Managing Director of Pioneer International Limited and led that business to its merger with Hanson plc in May 2000. He resigned as director from Hanson plc in May 2003. Dr Schubert is currently President of the Business Council of Australia, Deputy Chairman of the Commonwealth Bank of Australia Limited, Chairman of G2 Therapies Limited and a Director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton Plc.

Dr Schubert served on Worley's Advisory Board in earlier years, when the Company was not listed. The Advisory Board functioned in the same way to the board of a public company, providing the unlisted group with the discipline of review and oversight by non-executives. Dr Schubert has contributed substantially to Worley's growth over the years.

The Directors recommend the reappointment of Dr Schubert to the Worley Board.

Resolution 2(b) – Mr Ron McNeilly BCom, MBA, FCPA

Mr McNeilly, who retires in accordance with rule 8.1(e)(1) of the Company's constitution, is standing for election as a director of the Company at the AGM.

Mr McNeilly is the Deputy Chairman of the Worley Board and a member of the Audit and Risk Committee. Mr McNeilly was appointed to the Worley Board in October 2002.

Mr McNeilly is currently the Deputy Chairman of BHP Steel and has over 30 years experience in the steel industry. Mr McNeilly joined BHP Billiton in 1962 and has held positions with BHP Billiton, including Executive Director and President of BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer of BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Mr McNeilly holds a number of directorships with companies such as Alumina Limited and GH Michell Holdings Pty Limited. He is a former director of QCT Resources Limited and Tubemakers of Australia Limited. Mr McNeilly also serves as the Chairman of Melbourne Business School and of Ausmelt.

Mr McNeilly has strong commercial and industry experience. His positive contribution to Worley since joining the Board is recognised by all the Directors. The Directors recommend the reappointment of Mr McNeilly to the Worley Board.

Resolution 2(c) – Mr Erich Fraunschiel BCom (Hons)

Mr Fraunschiel, who retires in accordance with rule 8.1(e)(1) of the Company's constitution, is standing for election as a director of the Company at the AGM.

Mr Fraunschiel is the Chairman of the Audit and Risk Committee. Mr Fraunschiel was appointed to the Worley Board in March 2003.

Mr Fraunschiel retired as an executive director and chief financial officer of Wesfarmers Limited in July 2002. He holds a commerce degree from the University of Western Australia and in 1991 attended the Advanced Management Programme at the Harvard Graduate School of Business Management. Mr Fraunschiel is a director of Foodland Associated Limited, Woodside Petroleum Limited, Wesfarmers Federation Insurance Limited, Rabobank Australia Limited and West Australia Newspaper Holdings Limited. He is a member of the Finance and Treasury Association and is a fellow of CPA Australia and the Australian Institute of Company Directors.

Mr Fraunschiel's early business career was in the petroleum marketing and management consulting industries. In 1981 he joined the Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984 he joined Wesfarmers Federation Insurance Limited to start the company's projects and business development function. In 1988 he became general manager of the group's commercial division and was appointed finance director in 1992.

Mr Fraunschiel has strong financial acumen and commercial experience. His positive contribution to Worley since joining the Board is recognised by all the Directors. The Directors recommend the reappointment of Mr Fraunschiel to the Worley Board.



Worley Group Limited
ABN 17 096 090 158

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9615 5970
Facsimile 61 2 8234 5050
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) 

Appointment of Proxy

I/We being a member/s of WORLEY GROUP LIMITED and entitled to attend and vote hereby appoint

 the Chairman of the Meeting (mark with an 'X') **OR** [ ] Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of WORLEY GROUP LIMITED to be held at the Duxton Hotel, 88 Alfred Street, Milsons Point NSW on Wednesday 5th November 2003 at 2:00pm and at any adjournment of that meeting.

Voting directions to your proxy - please mark X to indicate your directions

		For	Against	Abstain*
Item 2(a).	Re-election of Dr John Schubert as a director			
Item 2(b).	Election of Mr Ron McNeilly as a director			
Item 2(c).	Election of Mr Erich Fraunschiel as a director			

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____ Contact Daytime Telephone ____ Date / /

WOR 13PR 005795 - V1 

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual: where the holding is in one name, the holder must sign.

Joint Holding: where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry.

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2:00pm on Wednesday 5th November 2003. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

WORLEY GROUP LIMITED share registry
Computershare Investor Services Pty Limited
GPO Box 4195
Sydney New South Wales 2001
Delivery: Level 2/60 Carrington Street, Sydney
Facsimile 61 2 8235 8220

005795 - V1

 Worley

10 September 2003

ASX Announcement

WORLEY GROUP LIMITED
(ASX: WOR)

EXMOUTH ENERGY PROJECT

Worley joint venture company, Burns & Roe Worley, has today signed a Power Purchase Agreement (PPA) with Western Power Corporation to develop a gas turbine power station at Exmouth in Western Australia. The new power station is scheduled to commence operations in April 2005.

The Exmouth Energy Project will involve the development of a 6MW power station, fuelled by natural gas taken from the Dampier-to-Bunbury Natural Gas Pipeline, compressed to 200MPa and transported by road approximately 220 km to Exmouth.

Western Power is the Western Australian Government's energy utility that owns approximately 60% of electricity generation capacity in Western Australia. The Exmouth Energy PPA is part of Western Power's regional power procurement process.

Worley is a leading global provider of design and project services to the energy, resources and complex process industries.

Burns & Roe Worley is a leading independent provider of specialist services to power generation, transmission and distribution and water and wastewater treatment industries throughout Australia and South East Asia.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

388 1/2 18 March 2002



ASIC registered agent number

lodging party or agent name WORLEY

office, level, building name or PO Box no. LEVEL 7

street number & name 116 MILLER STREET

suburb/city NORTH SYDNEY state/territory NSW postcode 2060

telephone (02) 8923 6866

facsimile (02) 8923 6877

DX number suburb/city

ASS. REQ-A CASH. REQ-P PROC.



Australian Securities & Investments Commission

copy of financial statements and reports

form 388

Corporations Act 2001

294, 295, 298-300, 307, 308, 319, 321, 322

Corporations Regulations

1.0.08

Name WORLEY GROUP LIMITED

ACN / ~~ARBN / ARSN/PIN~~ 096 090 158

~~IPC~~

05 SEP 2003

Reason for lodgement of statements and reports

tick the appropriate box

- [x] A public company or a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [ ] A registered scheme* (B)
- [ ] Amendment of financial statements or directors' report (company) (C)
- [ ] Amendment of financial statements or directors' report (registered scheme)* (D)
- [ ] A large proprietary company that is not a disclosing entity (H)
- [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [ ] A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 1 / 7 / 2002 and ends 30 / 6 / 2003 (d/m/y)

Date of Annual General Meeting (if applicable) 5 / 11 / 03

Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?..........

Auditor report

Were the financial statements audited? Yes [x] No [ ]

If yes: Does the auditor's report (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes [ ] No [x]
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes [ ] No [x]

If no: Is there a class order exemption current for audit relief? Yes [ ] No [ ]

* **NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Details of current auditor*

The auditor can be a person or a firm.

If a person

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

or

If a firm

name of firm ERNST & YOUNG L/3 THE ERNST & YOUNG BUILDING

office | level | building name

street number & name 321 KENT STREET

suburb / city SYDNEY state / territory NSW postcode 2000

Business Registration number (if applicable) State / Territory registered in

date of appointment (d/m/y) / /

Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))

statement of financial performance for the year (profit and loss statement)

statement of financial position as at the end of the year (balance sheet)

statement of cash flows for the year

if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows

Notes to financial statements (as per ss295(3))

disclosures required by the regulations

notes required by the accounting standards

any other information necessary to give a true and fair view (see s297)

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

Certification

I certify that the attached documents marked (A) are a true copy of the annual reports required under Section 319.

print name PETRI TUOMINEN capacity GROUP FINANCIAL CONTROLLER

sign here [signature] date 4-9-03

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

WORLEY GROUP LIMITED

ABN 17 096 090 158

FINANCIAL REPORT

FINANCIAL PERIODS ENDED 30 JUNE 2003

CONTENTS

PRO FORMA FINANCIAL INFORMATION

The financial report of Worley Group Limited incorporates the operating results of the Worley business for the 12 months to 30 June 2003. *Comparative information is provided for the eight month period from 26 October 2001 to 30 June 2002*, being the year of incorporation for Worley Group Limited. To provide a comparison of the results of the Worley business for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, the following pro forma financial information is provided.

	Consolidated	
		Pro Forma
	12 months to 30 June 2003 $'000	**12 months to 30 June 2002 $'000**
Revenue from ordinary activities	377,743	377,224
Less: procurement services revenue	(8,251)	(27,175)
Revenue from ordinary activities excluding procurement services	369,492	350,049
Add: share of revenue from associates	104,882	87,800
Aggregated revenue*	**474,374**	**437,849**
Earnings before interest and tax	**32,149**	**25,942**
Profit before tax	**32,394**	**25,521**
Net profit	**25,558**	**18,030**
Net profit attributable to members of Worley Group Limited	**25,860**	**17,683**
Basic earnings per share (cents per share)	**18.1**	**13.6**
Diluted earnings per share (cents per share)	**17.8**	**12.6**

* Aggregated revenue as defined in the Worley Prospectus dated 18 October 2002 (the "Prospectus") includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

REVIEW OF OPERATIONS

Net profit increased 41.8% for the financial year ended 30 June 2003 to $25.6 million. The profit includes an after tax profit of $1.4 million on the sale of the East Coast business of Atria Pty Ltd. Excluding the Atria profit, the net profit was $24.2 million which represents a 34.0% increase over the $18.0 million earned in the previous financial year.

Earnings before interest and tax ("EBIT") increased 23.9% to $32.1 million. EBIT was negatively impacted by $0.6 million as a result of the appreciating Australian Dollar.

The tax expense for the financial year of $6.8 million represents an effective tax rate of 21.1% for the year. A $3.3 million prior financial year research and development concession impacted the tax rate significantly.

Aggregated revenue increased 8.3% for the financial year to $474.4 million reflecting a record result for the Group. The revenue impact of the appreciation of the AUD/USD from an expected average rate of 0.55 to an actual average of 0.586 was a negative $7.3 million. Excluding procurement services revenue, revenue from ordinary activities grew 5.6% to $369.5 million.

	Aggregated revenue		EBIT		EBIT margin	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 %	2002 %
Oil & Gas	318,914	341,949	36,655	40,905	11.5	12.0
Minerals & Metals	66,850	28,970	8,468	510	12.7	1.8
Industrial & infrastructure	58,996	37,458	3,232	2,158	5.5	5.8
RPC *	30,846	29,648	2,400	422	7.8	1.4
Other	2,169	14,234	1,663	882	-	-
Unallocated / Elimination	(3,401)	(14,410)	(20,269)	(18,935)	-	-
	474,374	437,849	32,149	25,942	6.8	5.9

* Refining, Petrochemicals and Chemicals

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled at the end of, or during the financial year ended 30 June 2003.

DIRECTORS

The following persons were directors of Worley Group Limited as at the date of this report:

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

John Grill was a director during the whole of the financial year ended 30 June 2003 and up to the date of this report. John Schubert was appointed as director and Chairman on 11 October 2002. Messrs Ron McNeilly, Grahame Campbell, John Green and David Housego were appointed directors on 11 October 2002. Erich Fraunschiel was appointed as director on 5 March 2003.

Messrs Peter Meurs, David Mofflin and Russell Staley were directors from the beginning of the financial year until their resignation on 11 October 2002.

PRINCIPAL ACTIVITIES

During the financial year the principal activities of the consolidated entity consisted of:

a) provision of engineering design and project services to the following sectors:

- Oil & Gas
- Minerals & Metals
- Refining, Petrochemicals and Chemicals
- Pipelines & Terminals
- Industrial & Infrastructure
- Power & Water;

b) provision of maintenance and reliability support services to these sectors;
c) infrastructure developments; and
d) the development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

DIVIDENDS – WORLEY GROUP LIMITED

Details of dividends in respect of the financial year are as follows:	12 months to 30 June 2003 $'000	16 months to 30 June 2002 $'000
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	-	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	-
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	-
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	-
Total dividends paid and declared for payment	19,469	2,000

All dividends paid and proposed are fully franked.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	Consolidated	
	12 months to 30 June 2003	8 months to 30 June 2002
Revenue	375,431	249,397
Operating margin	11.05%	8.14%
EBITDA	41,469	20,311
Less:		
Depreciation	(4,367)	(2,481)
Amortisation	(4,953)	(2,578)
EBIT	32,149	15,252
Less:		
Net Interest	245	(268)
Net profit before income tax	32,394	14,984
Less:		
Income tax expense	(6,836)	(5,269)
Net profit after income tax	25,558	9,715

Pursuant to the restructure of the Worley Group on 25 October 2001, the prior period comparative operating results for statutory accounting purposes is for the 8 month period from 26 October 2001 to 30 June 2002. To provide a comparison of the operating results of the Worley business for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, pro forma financial information is provided on page 2.

The consolidated net profit of the Group for the financial year ended 30 June 2003, after income tax expense and outside equity interests was $25.9 million. Aggregated revenue for the period was $474.4 million, and statutory revenue was $377.7 million.

Aggregated revenue as defined in the Worley Prospectus dated 18 October 2002 (the Prospectus) includes revenue from associates excluding Worley's share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

The tax expense for the period was $6.8 million and net interest revenue was $0.2 million. The result includes a net profit after tax of $0.4 million for the sale of the East Coast business of Atria Group Pty Ltd and an associated $1.0 million reduction in provisions relating to Atria Group Pty Ltd. The result also includes goodwill amortisation of $1.6 million and amortisation of the Worley trade name of $1.8 million.

Total cash at 30 June 2003 was $32.8 million, an increase of $14.8 million from the 30 June 2002 cash position. Operating cashflow of $29.9 million and net proceeds from the issue of ordinary shares of $14.2 million were used to repay borrowings of $7.1 million and fund the acquisitions of $2.8 million.

EARNINGS PER SHARE	2003 Cents	2002 Cents
Basic earnings per share	18.1	7.2
Diluted earnings per share	17.8	6.7

To assist comparison, the basic and diluted earnings per share disclosed for the period ended 30 June 2002 have been restated to incorporate the increased number of shares issued as a result of the share split, effective 11 October 2002. Refer to note 22 for further details.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Following a successful Initial Public Offering, Worley Group Limited listed on the Australian Stock Exchange on 28 November 2002. Gross proceeds from the issue contributed $16.4 million to the Group.

On 5 August 2002 Worley Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired the remaining 20% of issued shares in Worley International Inc that was not already beneficially owned by Worley Pty Limited. The purchase was satisfied by a cash consideration of $2.0 million.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2003, Worley Engineering Pty Limited acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2003 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or
b) The results of those operations in future financial years, or
c) The consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

Worley does not carry out environmentally sensitive activities in its own right. Worley's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks forms part of Worley's risk management system. The directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

INFORMATION ON DIRECTORS

John Schubert, BC Eng, PhD (Chem Eng), FIE Aust, FTSE (Chairman and Non-executive Director)

John joined the Worley advisory board as Chairman in August 2000. A chemical engineer by training, John commenced his career in 1969 with Esso in Australia. In his 24 year relationship with Esso, John held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, John was appointed Managing Director of Pioneer International and led that business to its merger with Hanson plc in May 2000. He resigned as director from Hanson plc in May 2003. John is currently President of the Business Council of Australia, Deputy Chairman of the Commonwealth Bank of Australia and Chairman of G2 Therapies Limited. John is also director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton plc.

Ron McNeilly, B.Com, MBA, FCPA (Deputy Chairman and Non-executive Director)

Ron is currently the Deputy Chairman of BHP Steel and has over 30 years experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is Chairman of the Melbourne Business School, the Chairman of Ausmelt, a director of Alumina Limited, a director of GH Michell Holdings Pty Limited and a former director of QCT Resources and Tubemakers of Australia.

Grahame Campbell, BE, MEng Sc, HON FIE Aust, FAICD, CP Eng (Non-executive Director)

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of State Rail Authority, Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers in Australia and a member of the Pacific Basin Economic Council. Grahame has been a member of the Worley advisory board since May 1998.

Erich Fraunschiel, B.Com (Hons) (UWA) (Non-executive Director)

Erich retired as an Executive Director and Chief Financial Officer of Wesfarmers Limited in July 2002. Erich is a director of Foodland Associated Limited, Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Western Australian Opera Inc. He is a member of the Finance and Treasury Association and a fellow of CPA Australia and the Australian Institute of Company Directors. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981 he joined the Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984 he joined Wesfarmers to start the company's projects and business development function. In 1988 he became general manager of the group's commercial division and was appointed Finance Director in 1992.

John Grill, BSc, BE (Hons) (Syd), FIE Aust, CP Eng (Chief Executive Officer)

John joined Esso Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised engineering practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with two of the Company's major joint ventures, Transfield Worley and Worley ABB.

INFORMATION ON DIRECTORS (CONTINUED)

John Green, BJuris/LLB (UNSW), FSIA, FAICD (Non-executive Director)

John was a member of Worley's advisory board for nine years, including a period as its Chairman. John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehill Hollingdale & Page and Dawson Waldron. John is a director of the Macquarie Bank Foundation and is also a director of The Centre for Independent Studies, a not-for-profit "think tank". Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

David Housego, B.Bus (UTS), MBA (Macquarie), FCPA (Chief Financial Officer)

David joined Worley in July 1999. His finance experience covers business development, mergers and acquisitions, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil in the Business Planning and Development group and as the Manager, Group Reporting and Analysis. Previously, David worked for a number of firms in the United Kingdom and held a variety of accounting positions with AAP Reuters and IBM Australia.

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director were as follows:

	Board Meetings		Advisory Board Meetings [1]		Audit & Risk Committee		Nominations & Remuneration Committee	
Director	Meetings held while a Director	Number attended	Meetings held while a Director	Number attended	Meetings held while a member	Number attended	Meetings held while a member	Number attended
John Schubert	5	5	3	3	-	-	3	3
Ron McNeilly	5	5	3	2	2	1	1	1
Grahame Campbell	5	5	3	2	2	2	3	3
Erich Fraunschiel	3	3	-	-	2	2	-	-
John Grill	5	5	8	8	-	-	-	-
John Green	5	5	3	3	-	-	2	2
David Housego	5	5	3	3	-	-	-	-
Peter Meurs	-	-	5	4	-	-	-	-
David Mofflin	-	-	5	5	-	-	-	-
Russell Staley	-	-	5	5	-	-	-	-

[1] The Advisory Board was in place prior to the listing and its purpose was to function effectively as the Board of a listed company, reviewing performance and strategies for future growth. Membership comprised both non-executive and executive directors of the company. As a consequence of listing, regular Board meetings have replaced the need for a separate Advisory Board.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

Remuneration policy

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting entirely of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

Non-executive directors

Non-executive directors receive directors' fees and, under the terms of the Non-executive Directors Plan, are required to contribute a minimum of 25% to a maximum of 60%, of these annual fees into shares of the Company, effective 1 January 2003.

Non-executive directors do not participate in Group incentive schemes and are not entitled to any retirement or termination benefits, other than superannuation payments where applicable.

Non-executive directors are only eligible to participate in the Non-executive Director Plan. They are required to hold these shares for 10 years or until they cease to be members of the Board.

Executive directors

Executive emoluments are determined by the Committee on the basis of a number of factors appropriate to the position. External advice regarding the competitiveness of the pay structure for roles are sought and considered. The Committee will also assess past performance of the executive, the performance of business units within his or her control and the contribution of the executive to the overall performance of the Group.

The Board may, from time to time, grant performance rights to executives under the terms and conditions of the Worley Performance Rights Plan rules. Performance rights may only be exercised on attainment of prescribed performance hurdles.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS (CONTINUED)

Emoluments of directors of Worley Group Limited

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

	Annual Emoluments			Long Term Emoluments			
	Salary $	Bonus $	Other $	Non-executive Share Plan $	Executive Performance Rights [2] $	Super $	Total $
Non-executive directors							
John Schubert	65,481	-	-	13,750	-	-	79,231
Ron McNeilly	44,856	-	-	9,375	-	4,037	58,268
Grahame Campbell	32,894	-	-	6,875	-	4,541	44,310
John Green	23,269	-	-	16,500	-	2,094	41,863
Erich Fraunschiel	17,093	-	-	5,698	-	-	22,791
Executive directors							
John Grill	533,317	100,000	22,879	-	49,871	10,519	716,586
David Housego [1]	234,020	289,380	28,197	-	19,587	9,709	580,893
Russell Staley	59,973	-	35,900	-	-	3,237	99,110
Peter Meurs	88,399	-	-	-	-	3,237	91,636
David Mofflin	80,098	-	8,301	-	-	3,237	91,636

Other remuneration includes salary sacrifice items such as motor vehicles, additional superannuation contributions, medical insurance and other minor items. All directors of Worley Group Limited are executive directors of the consolidated entity.

[1] Appointed as director on 11 October 2002. The above disclosure represents emoluments for the 12 months ended 30 June 2003.

[2] The company has adopted the fair value measurement provisions of ED 108 "Share-based Payment" for all Performance Rights granted to directors and executives which have not vested at 1 July 2002. The fair value of such performance rights is being amortised and disclosed as part of director and executive emoluments on a straight line basis over the vesting period.

The fair values of performance rights have been determined using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS (CONTINUED)

Emoluments of the five most highly paid executive officers of the company and consolidated entity

	Annual Emoluments			Long Term Emoluments		
	Salary $	Bonus $	Other $	Executive Performance Rights $	Super $	Total $
Peter Brooks [1]	383,632	102,302	15,345	16,762	9,378	527,419
Andrew Wood [2]	259,355	82,500	153,966	17,105	-	512,926
Iain Ross	376,197	70,753	-	16,529	10,519	473,998
Graham Hill	259,588	-	111,977	15,689	9,912	397,166
Russell Staley [3]	147,211	128,536	54,134	19,587	7,282	356,750

[1] Remunerated while overseas in USD. These amounts were converted to A$ at the weighted average exchange rate for the financial year

[2] Partially remunerated while overseas in UAE Dirham. These amounts were converted to A$ at the weighted average exchange rate for the financial year

[3] Resigned as director on 11 October 2002. Remuneration as director excluded from executive remuneration disclosure.

DIRECTORS' SHAREHOLDINGS

Particulars of directors' interests in shares

Particulars of directors' beneficial interests in shares of Worley Group Limited as at the date of this report are as follows:

	Ordinary Shares
John Grill	29,254,090
John Schubert	1,225,853
John Green	707,976
David Housego	561,512
Grahame Campbell	362,087
Ron McNeilly	255,369
Erich Fraunschiel	28,283

Shares under option

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report. No options have been granted during or since the end of the financial year.

DIRECTORS' SHAREHOLDINGS (CONTINUED)

Shares issued on the exercise of options

The following ordinary shares of Worley Group Limited were issued during the financial year ended 30 June 2003 on the exercise of options granted under the Worley Group Employee Incentive Securities Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue Price of Shares	No of shares issued
30 June 1999	$1.11	1,757,149
16 May 2000	$2.47	344,799
28 June 2002	$2.66	722,000
		2,823,948

INSURANCE OF OFFICERS

During the financial year Worley Group Limited paid insurance premiums of $45,884 (2002 - $15,392) to insure the directors and secretaries of the company and its Australian-based controlled entities, and the general managers of each of the divisions of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.



John Schubert
Chairman

Sydney, 3 September 2003

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE FINANCIAL PERIODS ENDED 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
		$'000	$'000	$'000	$'000
Revenue from ordinary activities	2	377,743	250,759	27,656	2,000
Expenses from ordinary activities					
Staff costs		(243,295)	(158,636)	-	-
Reimbursable costs		(42,959)	(36,706)	-	-
Depreciation and amortisation expenses	3	(9,320)	(5,059)	-	-
Borrowing costs	3	(362)	(669)	-	-
Office and administration costs		(32,882)	(27,951)	(1)	-
Other expenses		(22,118)	(5,660)	(83)	-
Investment in associate written down to recoverable amount	28	-	(2,500)	-	-
Share of net profits of associates accounted for using the equity method	28	5,587	1,406	-	-
Profit from ordinary activities before income tax expense		32,394	14,984	27,572	2,000
Income tax expense relating to ordinary activities	4	(6,836)	(5,269)	(6)	-
Profit from ordinary activities after income tax expense		25,558	9,715	27,566	2,000
Net loss/(profit) attributable to outside equity interests		302	(373)	-	-
Net profit attributable to members of Worley Group Limited		25,860	9,342	27,566	2,000
Net exchange difference on translation of financial reports of foreign controlled entities	23	(3,662)	(929)	-	-
Share issue costs	22	(6,925)	-	(6,925)	-
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	23	(188)	-	-	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(10,775)	(929)	(6,925)	-
Total changes in equity other than those resulting from transactions with owners as owners		15,085	8,413	20,641	2,000
Basic earnings per share (cents per share)	25	18.1	7.2		
Diluted earnings per share (cents per share)	25	17.8	6.7		
Franked dividends per share (cents per share)	26	12.2	11.1		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		2003 $'000	2002 $'000	2003 $'000	2002 $'000
ASSETS					
Current assets					
Cash assets	5	35,428	19,396	1,168	-
Receivables	6	70,148	73,535	29,203	-
Inventories	7	10,777	8,234	-	-
Other financial assets	8	1,234	905	-	-
Total current assets		117,587	102,070	30,371	-
Non-current assets					
Investments accounted for using the equity method	9	11,713	10,312	-	-
Other financial assets	10	120	208	94,660	94,660
Property, plant and equipment	11	11,186	12,306	-	-
Intangible assets	12	61,705	62,950	-	-
Deferred tax assets	13	8,139	8,287	-	-
Other	14	211	383	-	-
Total non-current assets		93,074	94,446	94,660	94,660
TOTAL ASSETS		210,661	196,516	125,031	94,660
LIABILITIES					
Current liabilities					
Payables	15	43,625	44,797	576	-
Interest bearing liabilities	16	3,852	9,647	-	-
Tax liabilities	17	4,594	8,494	6	-
Provisions	18	28,531	19,474	7,469	-
Total current liabilities		80,602	82,412	8,051	-
Non-current liabilities					
Interest bearing liabilities	19	689	815	-	-
Deferred tax liabilities	20	7,782	8,747	-	-
Provisions	21	2,926	2,460	-	-
Total non-current liabilities		11,397	12,022	-	-
TOTAL LIABILITIES		91,999	94,434	8,051	-
NET ASSETS		118,662	102,082	116,980	94,660
EQUITY					
Contributed equity	22	108,883	94,660	108,883	94,660
Reserves	23	(4,591)	(929)	-	-
Retained profits	23	13,545	7,342	8,097	-
Equity attributable to members of Worley Group Limited		117,837	101,073	116,980	94,660
Outside equity interests	24	825	1,009	-	-
TOTAL EQUITY		118,662	102,082	116,980	94,660

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE FINANCIAL PERIODS ENDED 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		412,072	266,761	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(374,243)	(249,145)	492	-
		37,829	17,616	492	-
Dividends received		3,324	404	27,553	2,000
Interest received		607	401	103	-
Borrowing costs paid		(271)	(624)	-	-
Income taxes paid		(11,553)	(1,792)	-	-
Net cash inflow from operating activities	32	29,936	16,005	28,148	2,000
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(2,831)	(574)	-	-
Payments for property, plant and equipment		(4,048)	(2,984)	-	-
Proceeds from disposal of property, plant and equipment		211	70	-	-
Net cash outflow from investing activities		(6,668)	(3,488)	-	-
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		21,148	-	21,148	-
Payment of share issue costs		(6,925)	-	(6,925)	-
Repayment of bank loans		(15,500)	(4,690)	-	-
Proceeds from bank loans		8,419	5,500	-	-
Lease payments		(774)	(296)	-	-
Loans made to controlled entities		-	-	(29,203)	-
Loans made to associates		-	(1,632)	-	-
Loans from associates repaid		320	(1,000)	-	-
Dividends paid	26	(12,044)	(2,000)	(12,000)	(2,000)
Net cash outflow from financing activities		(5,356)	(4,118)	(26,980)	(2,000)
NET INCREASE IN CASH HELD		17,912	8,399	1,168	-
Cash at the beginning of the financial periods		17,989	-	-	-
Cash balances in controlled entities acquired net of overdraft	27	(1,180)	10,469	-	-
Effects of exchange rate changes on cash		(1,898)	(879)	-	-
CASH AT THE END OF THE FINANCIAL PERIODS	5	32,823	17,989	1,168	-

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

The consolidated and company financial report for Worley Group Limited is prepared for the 12 months ended 30 June 2003. Subsequent to the acquisition of the Worley business by Worley Group Limited on 25 October 2001, comparative information for the consolidated entity comprises 8 months of operating results. Comparative information for the parent entity is disclosed for the 16 month financial period to 30 June 2002, which is consistent with its date of incorporation of 2 March 2002.

(a) Principles of consolidation

The consolidated financial statements incorporate assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or parent entity) as at 30 June 2003 and the results of all controlled entities for the financial year then ended. Worley Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(b) Changes in accounting policy

(i) Employee benefits

The consolidated entity has applied the revised Accounting Standard AASB 1028: "Employee Benefits" from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, rather than wage and salary rates current at each reporting date. As a result of this change in accounting policy, opening retained profits at 1 July 2002 decreased by $0.2 million.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

(ii) Provisions, contingent liabilities and contingent assets

The consolidated entity has applied Accounting Standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. As a result of this change in accounting policy, there was no impact on opening retained profits as at 1 July 2002 or the current financial year's consolidated profit.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material. Refer to note 1(p) for details of the dividend accounting policy.

(c) Taxes

(i) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(d) Foreign currency translation

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivable and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent. Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(e) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statements of financial performance.

(f) Revenue recognition

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(g) Receivables

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(h) Inventories

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(i) Recoverable amount

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(j) Depreciation of plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from 3 to 10 years.

(k) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(l) Leases

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(m) Intangibles

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The Worley trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(n) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(o) Interest bearing liabilities

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(p) Dividends payable

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date. Refer to note 1(b)(ii) for details of the change in accounting policy arising from the adoption of Australian Accounting Standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets".

(q) Joint ventures

(i) Joint venture operations

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) Joint venture entities

The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities are recognised in the statement of financial performance, and the share of movements in reserves are recognised in reserves in the statement of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(r) Repairs and maintenance

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(s) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of employee entitlements are charged against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 35 is recognised as an employee benefits expense.

(t) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(u) Service warranties

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(v) Cash and cash equivalents

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(w) Investments

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statements of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associated are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(x) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transactions arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(y) Earnings per share

(i) Basic earnings per share

Earnings per share has been calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Worley Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

(a) costs of servicing equity (other than dividends)

(b) the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and

(c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(z) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well at the levels of compensation awarded through the courts.

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
2 REVENUE	$'000	$'000	$'000	$'000
Revenues from operating activities				
Services	375,431	249,397	-	-
	375,431	249,397	-	-
Revenues from outside the operating activities				
Interest revenue	607	401	103	-
Dividends	-	-	27,553	2,000
Other	1,705	961	-	-
	2,312	1,362	27,656	2,000
Revenue from ordinary activities	377,743	250,759	27,656	2,000

3 EXPENSES AND LOSSES/(GAINS)

Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:

(a) Net gains				
Net gain on disposal				
Investments	(29)	-	-	-
	(29)	-	-	-

	Notes	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
(b) Net expenses and losses					
Depreciation of plant and equipment		4,367	2,481	-	-
Amortisation					
Leasehold improvements		845	126	-	-
Plant and equipment under finance leases		615	225	-	-
Goodwill		1,623	1,060	-	-
Trade name		1,750	1,167	-	-
Deferred expenditure		120	-	-	-
Total amortisation		4,953	2,578	-	-
Total depreciation and amortisation		9,320	5,059	-	-
Other charges against assets					
Bad and doubtful debts – trade debtors		2,552	794	-	-
Bad and doubtful debts – loans to associate		(500)	500	-	-
Borrowing costs					
Interest and finance charges paid / payable		271	624	-	-
Finance charges – capitalised leases		91	45	-	-
Total borrowing costs		362	669	-	-
Other expenses and losses					
Operating lease rentals – minimum lease payments		9,238	5,293	-	-
Foreign exchange losses		442	636	-	-
Net loss on disposal of property, plant and equipment		82	217	-	-
Provisions					
Employee entitlements	35	2,131	1,907	-	-
Insurance	18	480	1,400	-	-
Support of associate	18	(1,650)	2,730	-	-
Deferred revenue	18	1,093	(558)	-	-

4 INCOME TAX

The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Notes	Consolidated		Parent Entity	
		12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
		$'000	$'000	$'000	$'000
Profit from ordinary activities before income tax expense		32,394	14,984	27,572	2,000
Income tax calculated at 30%		9,718	4,495	8,272	600
Tax effect of permanent differences:					
Rebateable dividends		-	-	(8,266)	(600)
Share of associates' net profits		(1,676)	(275)	-	-
Amortisation of goodwill and trade name		1,039	668	-	-
Legal and professional expenses not deductible		143	315	-	-
Provision for support of related entity		(645)	969	-	-
Additional allowable tax depreciation		(1,341)	(750)	-	-
Dividend received/receivable		-	(37)	-	-
Other		477	805	-	-
Income tax adjusted for permanent differences		7,715	6,190	6	-
Recognise previously unbooked tax losses		-	(185)	-	-
Research and development concession relating to prior years		(3,319)	-	-	-
Overprovision in previous financial period		(97)	(1,057)	-	-
International tax rate differential *		2,537	321	-	-
Income tax expense		6,836	5,269	6	-
Deferred tax assets and liabilities					
Current tax payable	17	4,594	8,494	6	-
Provision for deferred income tax – non-current	20	7,782	8,747	-	-
Future income tax benefit – non-current	13	8,139	8,287	-	-

* represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The Worley Group qualifies for tax benefits in relation to research and development costs incurred. As such, a total of $3.3 million is included within the prior year adjustment, following a review of our research and development activities spanning the last 3 years. The tax benefit for the current financial year has been estimated at $1.0 million.

		Consolidated		Parent Entity	
	Notes	2003 $'000	2002 $'000	2003 $'000	2002 $'000
5 CURRENT ASSETS - CASH ASSETS					
Cash at bank and on hand		35,428	19,396	1,168	-
The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:					
Balances as above		35,428	19,396	1,168	-
Less: Bank overdrafts	16	(2,605)	(1,407)	-	-
Balance per statement of cash flows		32,823	17,989	1,168	-
6 CURRENT ASSETS – RECEIVABLES					
Trade debtors		56,415	72,642	-	-
Less: Provision for doubtful debts		(6,565)	(9,465)	-	-
		49,850	63,177	-	-
Other receivables		7,137	3,433	244	-
Deferred foreign exchange gains	41	1,843	1,145	-	-
Amounts owing - related parties and associates	39	11,318	5,780	28,959	-
		70,148	73,535	29,203	-
7 CURRENT ASSETS – INVENTORIES					
Work in progress		10,777	8,234	-	-
8 CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Prepayments		1,234	905	-	-
9 NON-CURRENT ASSETS – INVESTMENTS IN ASSOCIATES					
Shares in associates	28	11,713	10,312	-	-
10 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	27	-	-	94,660	94,660
Other investments at cost		120	208	-	-
		120	208	94,660	94,660

11 PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Land and buildings				
At cost	432	498	-	-
Less: Accumulated amortisation	(54)	-	-	-
	378	498	-	-
Leasehold improvements				
At cost	2,560	2,495	-	-
Less: Accumulated amortisation	(1,143)	(126)	-	-
	1,417	2,369	-	-
Plant and equipment				
At cost	20,411	10,669	-	-
Less: Accumulated amortisation	(12,354)	(2,481)	-	-
	8,057	8,188	-	-
Plant and equipment under finance lease				
At cost	2,338	1,476	-	-
Less: Accumulated amortisation	(1,004)	(225)	-	-
	1,334	1,251	-	-
Total property, plant and equipment	11,186	12,306	-	-

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial period are set out below.

	Notes	Consolidated				
		Land and buildings at cost	Plant and equipment at cost	Leasehold improvements at cost	Plant and equipment under finance lease	Total
		$'000	$'000	$'000	$'000	$'000
Consolidated						
Balance at 1 July 2002		498	8,188	2,369	1,251	12,306
Additions through acquisition of entity	27	-	674	-	-	674
Additions		-	3,890	158	732	4,780
Disposals		-	(71)	(261)	(34)	(366)
Depreciation/amortisation expense		(53)	(4,314)	(845)	(615)	(5,827)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(67)	(310)	(4)	-	(381)
Balance at 30 June 2003		378	8,057	1,417	1,334	11,186

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
12 NON-CURRENT ASSETS - INTANGIBLES					
Goodwill		32,247	30,119	-	-
Less: Accumulated amortisation		(2,625)	(1,002)	-	-
		29,622	29,117	-	-
Trade name		35,000	35,000	-	-
Less: Accumulated amortisation		(2,917)	(1,167)	-	-
		32,083	33,833	-	-
		61,705	62,950	-	-
13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS					
Future income tax benefit		8,139	8,287	-	-
14 NON-CURRENT ASSETS - OTHER					
Formation costs		-	247	-	-
Other		211	136	-	-
		211	383	-	-
15 CURRENT LIABILITIES - PAYABLES					
Trade creditors		13,460	15,769	-	-
Payables to related parties and associates	39	2,057	2,385	-	-
Provision for deferred foreign exchange gain	41	1,843	1,145	-	-
Other creditors and accruals		26,265	25,498	576	-
		43,625	44,797	576	-
16 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES					
Secured:					
Bank overdraft		2,605	1,407	-	-
Bank loans		419	7,500	-	-
Lease liability	33	682	539	-	-
Hire purchase liabilities		146	42	-	-
		3,852	9,488	-	-
Unsecured:					
Loans other		-	159	-	-
		3,852	9,647	-	-

Details of the security relating to each of the secured liabilities are set out in note 30

17 CURRENT LIABILITIES – TAX LIABILITIES	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Income tax payable		4,594	8,494	6	-

18 CURRENT LIABILITIES – PROVISIONS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Employee entitlements	35	9,449	7,784	-	-
Provision for deferred revenue	18(a)	5,173	4,080	-	-
Provision for insurance	18(b)	2,880	2,400	-	-
Provision for support of associate	18(c)	3,560	5,210	-	-
Provision for dividends payable		7,469	-	7,469	-
		28,531	19,474	7,469	-

(a) Provision for deferred revenue

Worley at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(b) Provision for insurance

Refer to note 1(z).

(c) Provision for support of associate

When associated entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

Movements in provisions

Consolidated – 2003	Deferred Revenue $'000	Insurance $'000	Support of Associate $'000	Dividends $'000	Total $'000
Carrying amount at 1 July 2002	4,080	2,400	5,210	-	11,690
Additional provision	1,500	480	-	7,469	9,449
Amounts utilised during the financial year	(407)	-	(650)	-	(1,057)
Reversal of unused provision	-	-	(1,000)	-	(1,000)
Carrying amount at 30 June 2003	5,173	2,880	3,560	7,469	19,082

Parent Entity – 2003	Dividends $'000
Carrying amount at 1 July 2002	-
Additional provision	7,469
Carrying amount at 30 June 2003	7,469

		Consolidated		Parent Entity	
		2003	2002	2003	2002
19 NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES	Notes	$'000	$'000	$'000	$'000
Unsecured:					
Lease liabilities	33	689	783	-	-
Hire purchase liability		-	32	-	-
		689	815	-	-

20 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

Deferred income tax		7,782	8,747	-	-

21 NON-CURRENT LIABILITIES – PROVISIONS

Employee entitlements	35	2,926	2,460	-	-

22 CONTRIBUTED EQUITY

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(a) Share capital				
Ordinary shares fully paid	108,883	94,660	108,883	94,660

(b) Movements in ordinary shares	2003 Number of Shares	2003 $'000	2002 Number of Shares	2002 $'000
Balance at the beginning of the financial period	35,522,122	94,660	12	*
Issued during the financial year				
- acquisition of controlled entities	-	-	35,522,110	94,660
- exercise of options	2,823,948	4,728	-	-
- share split prior to listing	101,510,641	-	-	-
- public equity raising [1]	9,500,000	16,420	-	-
less transaction costs	-	(6,925)	-	-
Balance at the end of the financial period	149,356,711	108,883	35,522,122	94,660

* $12

[1] On 28 November 2002, Worley Group Limited listed on the Australian Stock Exchange following a successful Initial Public Offering. A total of 9,500,000 ordinary shares were issued for a gross consideration of $16.4 million.

(c) Terms and conditions of contributed equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(d) Share options

Options over ordinary shares

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report (2002 – 2,823,948). No options have been granted during or since the end of the financial year.

23 RESERVES AND RETAINED PROFITS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Foreign currency translation reserve		(4,591)	(929)	-	-
Retained profits		13,545	7,342	8,097	-
		8,954	6,413	8,097	-

(i) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Movements:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Foreign currency translation reserve:					
Balance at the beginning of the financial period		(929)	-	-	-
Loss on translation of foreign controlled entities and associates		(3,662)	(929)	-	-
Balance at the end of the financial period		(4,591)	(929)	-	-

(ii) Retained profits

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Balance at the beginning of financial period		7,342	-	-	-
Net profit attributable to members of Worley Group Limited		25,860	9,342	27,566	2,000
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"		(188)	-	-	-
Dividends provided for or paid	26	(19,469)	(2,000)	(19,469)	(2,000)
Balance at the end of the financial period		13,545	7,342	8,097	-

24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

Outside equity interests in controlled entities comprise:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Interest in:					
Contributed equity		492	62	-	-
Retained profits		288	1,103	-	-
Reserves		45	(156)	-	-
		825	1,009	-	-

25 EARNINGS PER SHARE	Consolidated 12 months to 30 June 2003	Consolidated 8 months to 30 June 2002
Basic earnings per share (cents per share)	18.1	7.2
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Diluted earnings per share (cents per share)	17.8	6.7
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	145,426,573	139,856,710

To assist comparison, the basic and diluted earnings per share disclosed for the period ended 30 June 2002 have been restated to incorporate the increased number of shares issued as a result of the share split, effective 11 October 2002. Refer to note 22 for further details.

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
26 DIVIDENDS	$'000	$'000	$'000	$'000
(a) Ordinary shares				
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	-	2,000	-	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	-	2,000	-
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	-	10,000	-
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	-	7,469	-
Total dividends paid and declared for payment	19,469	2,000	19,469	2,000
(b) Franking credit balance				
Franking credits available for subsequent financial years based on a tax rate of 30%	11,499	13,980	6,667	-

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

As of 1 July 2002, the new imputation system requires a company's franking credits to be expressed on a tax-paid basis. The franking account surplus existing at 30 June 2002 has been reinstated to a tax paid amount by multiplying the Class C franking surplus by 30/70.

27 INVESTMENTS IN CONTROLLED ENTITIES

(a) Worley Group Limited accounts include a consolidation of the following entities:

			Beneficial interest held by consolidated entity		Cost of Parent Entity's Investment	
Entity		**Place of Incorporation**	**2003 %**	**2002 %**	**2003 $'000**	**2002 $'000**
Worley Limited Trust		Australia	100	100	94,660	94,660
Worley Pty Limited	(1)	Australia	100	100	-	-
Worley Fleet Analysis Pty Limited	(d)	Australia	-	51	-	-
Worley International Inc		USA	100	80	-	-
CTR Solutions Pty Limited		Australia	100	100	-	-
Worley No 2 Pty Limited	(1)	Australia	100	100	-	-
Worley Engineering Pty Limited	(1)	Australia	100	100	-	-
Worley Developments Pty Limited		Australia	100	100	*	*
Worley Financial Services Pty Limited	(1)	Australia	100	100	*	*
Fraser Worley Pty Limited		Australia	100	100	-	-
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	-	-
Worley Select Sdn Bhd	(a)	Malaysia	100	100	-	-
Popran Limited	(e)	Hong Kong	100	100	-	-
Worley Limited		Hong Kong	100	100	-	-
Worley Sdn Bhd	(b)	Malaysia	100	100	-	-
PT Ceria Worley		Indonesia	87.5	87.5	-	-
Worley Pte Limited		Singapore	100	100	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
EnergySkills (Thailand) Limited		Thailand	100	-	-	-
Sinn Phan Thavee Co Limited		Thailand	100	-	-	-
Worley International Limited		Thailand	100	100	-	-
Worley Energy Commerce Pty Limited	(d)	Australia	-	51	-	-
New Zealand Worley Limited	(c)	New Zealand	-	100	-	-
Australian Biodiesel Pty Limited		Australia	51	51	-	-
Worley Trinidad Limited		Trinidad	100	-	-	-
Worley Qatar W.L.L.	(f)	Qatar	80	40	-	-
Pars Worley Qeshm Limited		Iran	60	-	-	-
Worley & Partners Limited		Oman	60	-	-	-
Worley Arabia Limited	(f)	Abu Dhabi	100	50	-	-
Worley Engineering (India) Pvt Limited		India	100	-	-	-
Worley Safety & Risk Management Pty Limited	(g)	Australia	100	100	-	-
Worley Infrastructure Pty Limited	(g)	Australia	100	100	-	-
Worley Chemicals & Minerals Pty Limited	(g)	Australia	100	100	-	-
Worley Technologies Pty Limited		Australia	100	100	-	-

* Investment less than $500

(a) Previously named WGP Engineering (M) Sdn Bhd
(b) Previously named Worley Overseas Sdn Bhd
(c) Company liquidated voluntarily during the financial year
(d) Interest in entity disposed of during the financial year
(e) Company in process of deregistration as at 30 June 2003
(f) Equity accounted to 30 September 2002 after which entities became controlled entities through increased ownership interest
(g) Dormant company

27 INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

(1) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited and Worley Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Worley Group Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003, consequently there is no comparative disclosure noted below. The effect of the deed is that Worley Group Limited has guaranteed to pay any deficiency in the event of winding up of any controlled entity. The controlled entities have also given a similar guarantee in the event that Worley Group Limited is wound up.

The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust (the "Closed Group") are as follows:

(i) Consolidated statement of financial performance	**Closed Group 2003 $'000**
Profit from ordinary activities before income tax	32,858
Income tax expense relating to ordinary activities	(7,048)
Profit from ordinary activities after income tax	25,810
Net profit attributable to outside equity interest	302
Net profit attributable to members of Worley Group Limited	26,112
Retained profits at 1 July 2002	7,223
Dividends provided for or paid	(19,469)
Retained profits at 30 June 2003	13,866

27 INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

(ii) Consolidated statement of financial position	Closed Group 2003 $'000
ASSETS	
Current assets	
Cash assets	35,428
Receivables	67,228
Inventories	10,777
Other financial assets	1,234
Total current assets	114,667
Non-current assets	
Investments accounted for using the equity method	11,713
Other financial assets	120
Property, plant & equipment	11,186
Intangible assets	61,474
Deferred tax assets	7,426
Other	211
Total non-current assets	92,130
TOTAL ASSETS	206,797
LIABILITIES	
Current liabilities	
Payables	42,291
Interest bearing liabilities	3,852
Tax liabilities	4,118
Provisions	26,156
Total current liabilities	76,417
Non-current liabilities	
Interest bearing liabilities	689
Deferred tax liabilities	7,782
Provisions	2,926
Total non-current liabilities	11,397
TOTAL LIABILITIES	87,814
NET ASSETS	118,983
EQUITY	
Contributed equity	108,883
Reserves	(4,591)
Retained profits	13,866
Equity attributable to members of Worley Group Limited	118,158
Outside equity interests	825
TOTAL EQUITY	118,983

27 INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

(b) Acquisition of controlled entities

On 30 September 2002, Worley Engineering Pty Limited acquired the remaining 50% of the Abu Dhabi operation, and increased its holding in Worley Qatar W.L.L. from 40% to 80%. Control in these two entities were acquired in a single transaction, and excludes future income related to certain projects currently in progress.

On 1 December 2002, Worley Engineering Pty Limited acquired 60% of Worley Oman.

The fair value of the identifiable net assets acquired is as follows:

	Total $'000
Assets	
Cash assets	698
Receivables	7,263
Inventories	2,053
Investments accounted for using the equity method	606
Other financial assets	156
Property, plant and equipment	674
Total assets	11,450
Liabilities	
Interest bearing liabilities	1,878
Payables	6,482
Loans to related parties	2,104
Provisions	165
Total liabilities	10,629
Net assets	821
Less:	
Outside equity interests	(641)
Goodwill arising on acquisition	606
Cash consideration	786

28 INVESTMENTS IN ASSOCIATES

(a) Details of interests in associates are as follows:

		Ownership Interest Consolidated		Carrying Value Consolidated	
Entity	**Principal Activity**	**2003 %**	**2002 %**	**2003 $'000**	**2002 $'000**
Burns & Roe Worley Pty Limited	Power & Water	50	50	2,731	3,333
BRW Power Generation (Esperance) Pty Limited	Power	50	-	-	-
Esperance Power Station Pty Limited	Power	31.25	-	-	-
Esperance Pipeline Company Pty Limited	Power	31.25	-	-	-
Worley ABB Procurement Pty Limited	Procurement	50	-	-	-
I&E Systems Pty Limited	Technology	50	50	468	-
Transfield Worley Limited (1)	Oil & Gas	50	50	1,295	618
Petrocon Arabia Co Limited (2)	(a)	50	50	3,966	3,495
Worley Qatar W.L.L. (3)	Oil & Gas	80	40	-	718
Source Personnel Pty Limited (4)	Personnel	40	40	-	-
Protek Engineers Sdn Bhd	Oil & Gas	49	49	208	217
Ranhill Worley Sdn Bhd	Oil & Gas	49	49	1,498	126
Perunding Ranhill Worley Sdn Bhd	Oil & Gas	50	50	838	606
Ranhill Worley Engineering Sdn Bhd	(b)	40	40	140	574
Damit Worley Engineering Sdn Bhd	Oil & Gas	50	50	569	625
Transfield Worley Asia (Holdings) Pty Limited	Holding Company	50	-	-	-
Transfield Worley (Vietnam) Pty Limited	Non operating	50	-	-	-
				11,713	10,312

(a) Oil & Gas, Refining & Petrochemicals and Pipelines & Terminals

(b) Oil & Gas, Refining & Petrochemicals

(1) Balance date is 31 March

(2) Balance date is 31 December

(3) Increased shareholding during financial year and subsequently accounted for as a controlled entity, refer note 27

(4) Previously named Atria Group Pty Limited

28 INVESTMENTS IN ASSOCIATES (CONTINUED)

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
(b) Carrying amount of investments in associates					
Carrying amount at the beginning of the financial period		10,312	-	-	-
Investments in associates acquired on acquisition of controlled entity		-	11,552	-	-
Addition of new investments		6	459	-	-
Change in accounting from associates to controlled entities during financial period		606	-	-	-
		10,924	12,011	-	-
Share of net profits attributable to associates		5,795	1,601	-	-
Less dividends received		(3,324)	(404)	-	-
Amortisation of goodwill		(208)	(195)	-	-
Write down of investment in associate to recoverable amount		-	(2,500)	-	-
Movement in foreign currency translation reserve of associate		(1,474)	(201)	-	-
Carrying amount at the end of the financial period		11,713	10,312	-	-
(c) Results attributable to associates					
Operating profits before income tax		6,617	1,869	-	-
Income tax expense		(1,030)	(463)	-	-
Operating profits after income tax expense		5,587	1,406	-	-
(d) Reserves attributable to associates					
Foreign currency translation reserve:					
Balance at the beginning of the financial period		54	-	-	-
Effect of increase in foreign currency translation reserve during the financial period		(1,474)	54	-	-
Balance at the end of the financial period		(1,420)	54	-	-
(e) Share of associates' contingent liabilities					
Performance related guarantees issued		-	78	-	-
		-	78	-	-

28 INVESTMENTS IN ASSOCIATES (CONTINUED)

(f) Share of associates' expenditure commitments

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Operating lease commitments	840	2,279	-	-
Finance lease commitments	28	29	-	-
Capital expenditure commitments*	8,513	-	-	-
	9,381	2,308	-	-

* *Relates to expenditure commitments for the Esperance Power project.*

(g) Summary of the financial position of associates

The consolidated entity's share of aggregate assets and liabilities of associates are:

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Current assets	31,998	34,701	-	-
Non-current assets	3,839	3,752	-	-
Current liabilities	(24,623)	(26,831)	-	-
Non-current liabilities	(644)	(2,350)	-	-
Net assets	10,570	9,272	-	-
Unamortised goodwill at the end of the financial period	1,143	1,040	-	-
Carrying amount at the end of the financial period	11,713	10,312	-	-

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

Joint Venture Entity	Principal Activity	Ownership Interest Consolidated 2003 %	Ownership Interest Consolidated 2002 %
Transfield Worley Joint Venture	Integrated engineering and construction services	50	50
Worley ABB Joint Venture (1)	Integrated engineering and construction services	50	50
TIGA Joint Venture	Design of Bayu-Undan condensate field	45	45
VRJ Worley Joint Venture	Safety and risk management	50	50
Worley Mamic Joint Venture	Project services	50	50
MG Joint Venture	Project services	50	50
APE JV	Project services	50	-
Worley Maunsell JV	Project services	50	-

(1) Balance date is 31 December

29 INTERESTS IN JOINT VENTURES (CONTINUED)

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statement of financial position under the following classifications:

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
ASSETS				
Current assets				
Cash assets	14,455	10,309	-	-
Receivables	5,483	14,484	-	-
Other	4,908	718	-	-
Total current assets	24,846	25,511	-	-
Non-current assets				
Plant and equipment	1,308	1,994	-	-
Other	135	94	-	-
Total non-current assets	1,443	2,088	-	-
TOTAL ASSETS	26,289	27,599	-	-
LIABILITIES				
Current liabilities				
Payables	14,847	22,277	-	-
Provisions	7,733	4,369	-	-
Other current liabilities	-	430	-	-
Total current liabilities	22,580	27,076	-	-
Non-current liabilities				
Other current liabilities	631	523	-	-
Total non-current liabilities	631	523	-	-
TOTAL LIABILITIES	23,211	27,599	-	-
NET ASSETS	3,078	-	-	-

30 FINANCING ARRANGEMENTS

The consolidated entity had unrestricted access at balance date to the following lines of credit:

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Secured facilities				
Total facilities available:				
Loan facilities	28,190	27,630	27,000	27,000
Overdraft facilities	14,080	9,250	5,000	5,000
Bank guarantees and letters of credit	32,720	25,690	24,000	24,000
	74,990	62,570	56,000	56,000
Facilities utilised at balance date:				
Loan facilities	530	7,500	-	-
Overdraft facilities	1,750	-	-	-
Bank guarantees and letters of credit	20,790	10,350	17,710	-
	23,070	17,850	17,710	-
Facilities not utilised at balance date:				
Loan facilities	27,660	20,130	27,000	27,000
Overdraft facilities	12,330	9,250	5,000	5,000
Bank guarantees and letters of credit	11,930	15,340	6,290	24,000
	51,920	44,720	38,290	56,000
Unsecured facilities				
Total facilities available:				
Overdraft facilities	250	1,000	-	-
Bank guarantees and letters of credit	12,500	10,000	-	-
	12,750	11,000	-	-
Facilities utilised at balance date:				
Bank guarantees and letters of credit	3,570	100	-	-
	3,570	100	-	-
Facilities not utilised at balance date:				
Overdraft facilities	250	1,000	-	-
Bank guarantees and letters of credit	8,930	9,900	-	-
	9,180	10,900	-	-

Secured facilities

The secured bank loan, overdraft, bank guarantees and line of credit facilities of the consolidated entity and parent entity are secured by fixed and floating charges over the assets of the controlled entities Worley Group Limited, Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited, Worley Engineering Securities Pty Limited and Worley Financial Services Pty Limited. The facilities are subject to an annual review.

31 NON-CASH FINANCING ACTIVITIES

	Notes	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
Acquisition of plant and equipment by means of finance leases		732	578	-	-
Acquisition of controlled entity	27	-	-	-	94,660
		732	578	-	94,660

32 NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of operating profit after income tax to net cash flow from operating activities:

	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
Net profit after income tax expense	25,558	9,715	27,566	2,000
Non-cash items				
Depreciation of non-current assets	4,367	2,481	-	-
Amortisation of non-current assets	4,953	2,578	-	-
Investment in associate written down to recoverable amount	-	2,500	-	-
Provision for support of related entity	(1,650)	2,730	-	-
Dividends received from associates	3,324	404	-	-
Share of associates' net profits	(5,587)	(1,406)	-	-
Net gain on disposal of investments	(29)	-	-	-
Net loss on disposal of property, plant and equipment	82	217	-	-
Finance charges on capitalised leases	91	45	-	-
Cash flow adjusted for non-cash items	31,109	19,264	27,566	2,000
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial period				
Increase in prepayments	(173)	(144)	-	-
Decrease/(increase) in future income tax benefit	148	(4,079)	-	-
(Increase)/decrease in inventories	(492)	2,780	-	-
Decrease/(increase) in receivables	7,166	(4,048)	-	-
(Decrease)/increase in trade creditors	(6,555)	(7,232)	576	-
(Decrease)/increase in provision for income tax	(3,899)	7,552	6	-
(Decrease)/increase in provision for deferred tax	(965)	3	-	-
Increase in other provisions	3,597	1,909	-	-
Net cash inflow from operating activities	29,936	16,005	28,148	2,000

33 COMMITMENTS FOR EXPENDITURE

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
(a) Operating leases					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		3,913	6,799	-	-
Later than one year and not later than five years		4,803	13,111	-	-
Later than five years		1,430	143	-	-
Commitments not recognised in the financial statements		10,146	20,053	-	-
(b) Finance leases					
Commitments in relation to finance leases are payable as follows:					
Within one year		712	581	-	-
Later than one year and not later than five years		749	828	-	-
Minimum lease payments		1,461	1,409	-	-
Less:					
Future finance charges		(90)	(87)	-	-
Total lease liabilities		1,371	1,322	-	-
Representing lease liabilities:					
Current	16	682	539	-	-
Non-current	19	689	783	-	-
Total lease liabilities		1,371	1,322	-	-
(c) Capital expenditure and other commitments					
Other commitments in relation to capital expenditure and purchase commitments entered into:					
Within one year		-	798	-	-
Later than one year and not later than five years		-	397	-	-
Later than five years		-	338	-	-
Commitments not recognised in the financial statements		-	1,533	-	-

34 CONTINGENT LIABILITIES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Guarantees					
The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.					
Bank guarantees outstanding at balance date in respect of financing facilities		3,196	3,451	-	-
Bank guarantees outstanding at balance date in respect of contractual performance		14,399	4,398	-	-
		17,595	7,849	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Employee entitlements					
The aggregate employee entitlements liability, including on-costs is comprised of:					
Provisions (current)	18	9,449	7,784	-	-
Provisions (non-current)	21	2,926	2,460	-	-
		12,375	10,244	-	-
Employee numbers					
Number of employees as at 30 June 2003		2,471	2,377	-	-

Executive Performance Rights Plan

As a result of listing on the Australian Stock Exchange, the employee incentive structure at Worley has changed, with the creation of an executive performance rights plan. Performance rights over the ordinary shares of Worley Group Limited are granted to directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of directors.

Superannuation commitments

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (CONTINUED)

(a) Options

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

		2003		2002	
	Notes	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance at beginning of financial year	(i)	2,823,948	$1.67	2,101,948	$1.34
- granted		-	-	722,000	$2.66
- exercised	(ii)	(2,823,948)	$1.67	-	-
Balance at end of financial year		-	-	2,823,948	$1.67
Exercisable at end of financial year		-	-	1,757,149	$1.11

(i) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2002:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
1,757,149	30 June 1999	30 June 2002	30 June 2004	$1.11
344,799	16 May 2000	16 May 2003	16 May 2005	$2.47
722,000	30 June 2002	30 June 2005	30 June 2007	$2.66

(ii) Options exercised

The following table summarises information about options exercised by employees during the financial year ended 30 June 2003:

Number of options	Grant date	Exercise date	Expiry date	Weighted average exercise price	Proceeds from shares issued ($)	Number of shares issued	Issue Date
1,014,316	30 June 1999	2 August 2002	30 June 2004	$1.11	1,128,570	1,014,316	2 August 2002
742,833	30 June 1999	11 October 2002	30 June 2004	$1.11	826,507	742,833	11 October 2002
344,799	16 May 2000	11 October 2002	16 May 2005	$2.47	852,488	344,799	11 October 2002
722,000	30 June 2002	11 October 2002	30 June 2007	$2.66	1,920,520	722,000	11 October 2002

During the financial year, all options existing prior to the listing were exercised in advance of exercise date and the Executive Performance Rights Plan was established.

There were no options exercised by employees during the financial year ended 30 June 2002.

(b) Executive Performance Rights

On 23 December 2002, a total of 785,962 performance rights were issued to employees of the consolidated entity with annual vesting periods over three years. In line with the vesting periods, the performance rights are being amortised over 3 years at their fair value on a straight line basis. The fair value of the rights issued have been determined at $1.32, using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. No performance rights were eligible for exercise during the financial year ended 30 June 2003.

36 REMUNERATION OF DIRECTORS

	Directors of the Consolidated Entity		Directors of the Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$	$	$	$
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities.	1,826,324	1,347,589	1,826,324	1,347,589

The number of directors of Worley Group Limited whose remuneration falls within the following bands is:	No.	No.	No.	No.
$20,000 - $29,999	1	-	1	-
$40,000 - $49,999	2	-	2	-
$50,000 - $59,999	1	-	1	-
$70,000 - $79,999	1	-	1	-
$90,000 - $99,999	3	-	3	-
$270,000 - $279,999	-	2	-	2
$280,000 - $289,999	-	1	-	1
$500,000 - $509,999	-	1	-	1
$580,000 - $589,999	1	-	1	-
$710,000 - $719,999	1	-	1	-

37 REMUNERATION OF EXECUTIVES

	Executives of the Consolidated Entity		Executives of the Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$	$	$	$
Remuneration received or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (excluding directors) whose remuneration was at least $100,000:				
Executive officers of other entities in the consolidated entity	1,901,218	898,617	-	-
The number of executives of the consolidated entity and the company whose remuneration falls within the following bands:	No.	No.	No.	No.
$120,000 - $129,999	-	1	-	-
$170,000 - $179,999	1	1	-	-
$180,000 - $189,999	-	1	-	-
$200,000 - $209,999	-	1	-	-
$210,000 - $219,999	-	1	-	-
$220,000 - $229,999	1	-	-	-
$310,000 - $319,999	1	-	-	-
$350,000 - $359,999	2	-	-	-
$470,000 - $479,999	1	-	-	-

38 REMUNERATION OF AUDITORS

	Consolidated		*Parent Entity*	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$	$	$	$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	475,233	252,335	-	-
Other auditors of controlled entities	31,233	18,836	-	-
	506,466	271,171	-	-
Amounts received for other services:				
Services provided in relation to the initial public offer	605,903	-	-	-
Other assurance related services	85,165	99,239		
	691,068	99,239	-	-
	1,197,534	370,410	-	-

39 RELATED PARTIES

(a) Directors

The names of persons who were directors of Worley Group Limited at any time during the financial year were as follows:

John Schubert (appointed 11/10/2002)
Ron McNeilly (appointed 11/10/2002)
Grahame Campbell (appointed 11/10/2002)
Erich Fraunschiel (appointed 05/03/2002)
John Grill
John Green (appointed 11/10/2002)
David Housego (appointed 11/10/2002)
Peter Meurs (resigned 11/10/2002)
David Mofflin (resigned 11/10/2002)
Russell Staley (resigned 11/10/2002)

	Consolidated		Parent Entity	
(b) Loans to directors and director-related entities	**2003 $**	**2002 $**	**2003 $**	**2002 $**
Loans to directors of entities in the consolidated entity and their director-related entities at the end of the financial period are as follows:				
Unsecured loans	20,200	50,139	-	-
Loan repayments received:				
Unsecured loan to D Mofflin	50,139	-	-	-
Unsecured loan to D Housego	89,800	-	-	-
	139,939	-	-	-
Interest revenue on loans to directors of entities in the consolidated entity included in the determination of profit from ordinary activities before income tax	6,146	-	-	-

The unsecured loan outstanding at 30 June 2003 accrues interest at a rate of 6.5% per annum and is repayable on demand.

(c) Transactions of directors and director-related entities concerning ordinary shares of Worley Group Limited	**Parent entity and consolidated 2003 Number**	**2002 Number**
Aggregate number of shares acquired on exercise of options	1,036,544	363,745
Aggregate number of shares acquired under the Non-executive Director Share Plan	29,912	-
Aggregate number of performance rights acquired under the Executive Performance Rights Plan	157,858	-
Aggregate number of shares held	32,405,170	16,966,917

There have been no other transactions concerning equity instruments during the financial year with directors or their director-related entities.

39 RELATED PARTIES (CONTINUED)

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$'000	$'000	$'000	$'000

(d) Wholly-owned group transactions

The wholly owned group consists of Worley Group Limited and it's wholly owned entities listed at note 27.
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly-owned group:

Dividend revenue			27,553	2,000

(e) Other related parties

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:

Dividend revenue:				
Associates	3,075	404	-	-
Controlled entities	-	-	27,553	2,000
Other revenue:				
Associates	2,618	6,184	-	-

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

Loans advanced to:				
Controlled entities	-	-	48,548	-
Associates	73	3,489	-	-
Loan repayments from:				
Controlled entities	-	-	9,589	-
Associates	1,109	1,000	-	-

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

Current receivables:				
Controlled entities	-	-	28,959	-
Associates	11,318	5,780	-	-
Current payables:				
Associates	2,057	2,385	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(f) Controlling entities

Worley Group Limited is the ultimate Australian parent company.

40 SEGMENT INFORMATION

Primary reporting – business segments

12 months to 30 June 2003	Oil & Gas	Minerals & Metals	Industrial & Infrastructure	Refining, Petrochemicals & Chemicals	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Sales to external customers	253,045	66,850	27,384	19,221	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Total sales revenue	262,549	66,850	29,532	19,221	680	(3,401)	375,431
Share of net profit/(loss) of associates	4,565	-	592	430	-	-	5,587
Other revenue .	823	-	-	-	1,489	-	2,312
Total segment revenue	267,937	66,850	30,124	19,651	2,169	(3,401)	383,330
Segment result	36,655	8,468	3,232	2,400	1,663	-	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Result from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	72,808	19,390	14,098	5,433	-	-	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							38,210
Consolidated total assets							211,644
Segment liabilities	41,124	9,227	6,187	1,704	-	-	58,242
Unallocated corporate liabilities							34,988
Consolidated total liabilities							93,230
Investments in associates included in segment assets	8,723	-	2,731	259	-	-	11,713
Acquisition of property, plant and equipment, intangible and other non current assets	4,589	168	223	-	-	-	4,980
Depreciation and amortisation expense	3,913	410	220	109	1,471	-	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non cash expenses other than depreciation and amortisation	144	-	-	-	-	-	144

40 SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments

8 months to 30 June 2002	Oil & Gas	Minerals & Metals	Industrial & Infrastructure	Refining, Petrochemicals & Chemicals	Other	Elimination	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Sales to external customers	206,838	4,768	16,270	13,077	8,444	-	249,397
Inter-segment sales	14,657	4,221	1,785	447	5,667	(26,777)	-
Total sales revenue	221,495	8,989	18,055	13,524	14,111	(26,777)	249,397
Share of net profit or (loss) of associates	1,629	-	(227)	-	4	-	1,406
Other revenue	-	-	-	-	1,362	-	1,362
Total segment revenue	223,124	8,989	17,828	13,524	15,477	(26,777)	252,165
Segment result	29,062	1,177	1,962	115	(483)	-	31,833
Amortisation expense							(2,578)
Unallocated corporate expenses							(14,271)
Result from ordinary activities before income tax expense							14,984
Income tax expense							(5,269)
Profit from ordinary activities after income tax expense							9,715
Segment assets	59,680	7,843	8,378	1,213	3,179	-	80,293
Goodwill and trade name							62,950
Unallocated corporate assets							53,273
Consolidated total assets							196,516
Segment liabilities	42,287	7,421	3,941	1,206	2,016	-	56,871
Unallocated corporate liabilities							37,563
Consolidated total liabilities							94,434
Investments in associates included in segment assets	6,979	-	3,333	-	-	-	10,312
Acquisition of property, plant and equipment, intangible and other non current assets	2,340	306	150	64	195	-	3,055
Depreciation and amortisation expense	1,172	135	90	1	587	-	1,985
Unallocated depreciation and amortisation expense							496
Total depreciation and amortisation expense							2,481
Non cash expenses other than depreciation and amortisation	2,268	55	176	143	-	-	2,642

40 SEGMENT INFORMATION (CONTINUED)

Secondary reporting – geographical segments

12 months to 30 June 2003	**Australia & New Zealand $'000**	**Asia & Middle East $'000**	**USA $'000**	**Total $'000**
Sales to external customers	286,112	61,888	26,556	374,556
Segment net assets	181,656	23,684	5,768	211,108

12 months to 30 June 2002	**Australia & New Zealand $'000**	**Asia & Middle East $'000**	**USA $'000**	**Total $'000**
Sales to external customers	227,640	12,554	9,203	249,397
Segment net assets	169,731	21,976	4,809	196,516

The consolidated entity's operating companies are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary markets are Oil & Gas (includes Pipelines and Terminals as they are predominantly for Oil and Gas clients), Minerals and Metals, Refining, Petrochemicals and Chemicals, and Industrial and Infrastructure (including Power and Water).

Geographically, the consolidated entity operates in three predominant segments, Australia & New Zealand, Asia & the Middle East, and USA. Outside of Australia, activities are predominantly in the Oil & Gas segment.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial period, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

41 FINANCIAL INSTRUMENTS

(a) Off-balance sheet derivative instruments

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

Sell US Dollars	Buy Australian dollars		Average Exchange Rate	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
0 - 6 months	11,776	21,875	0.5526	0.5366

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:	2003 $'000	2002 $'000
Unrealised gains	1,843	1,148
Less: Unrealised losses	-	(3)
Net unrealised gains	1,843	1,145

(b) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

(c) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

	Weighted Average Interest rate (%)	Floating Interest rate $'000	Fixed interest maturing in: 1 year or less $'000	over 1 year to 5 years $'000	more than 5 years $'000	Non interest bearing $'000	Total $'000
Financial assets							
Cash and deposits	4.75	35,428	-	-	-	-	35,428
Receivables		-	-	-	-	70,148	70,148
Other financial assets		-	-	-	-	120	120
Total financial assets		35,428	-	-	-	70,268	105,696
Financial liabilities							
Bank overdrafts and loans	8.50	2,605	419	-	-	-	3,024
Interest bearing liabilities		-	828	689	-	-	1,517
Trade and other creditors		-	-	-	-	45,125	45,125
Total financial liabilities		2,605	1,247	689	-	45,125	49,666
Net financial assets							56,030

41 FINANCIAL INSTRUMENTS (CONTINUED)

(d) Reconciliation of net financial assets to net assets

	Consolidated	
	2003 $'000	2002 $'000
Net financial assets as above	56,030	31,320
Non-financial assets and liabilities:		
Inventories	10,777	8,234
Property, plant and equipment	11,186	12,306
Other assets	84,845	83,982
Provisions	(33,300)	(16,519)
Other liabilities	(10,876)	(17,241)
Net assets per balance sheet	118,662	102,082

42 SUBSEQUENT EVENTS

Effective 1 July 2003, Worley Engineering Pty Limited acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

Directors' Declaration

In accordance with a resolution of the directors of Worley Group Limited, we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the period ended that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the member of the Closed Group identified in Note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board





John Schubert
Chairman

John Grill
Director

Sydney, 3 September 2003

ERNST & YOUNG

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 6565
DX Sydney Stock Exchange 10172

Independent audit report to members of Worley Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that it complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Worley Group Limited is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the financial position of Worley Group Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Michael Elliott
Partner
Sydney
3 September 2003

CORPORATE INFORMATION
ABN 17 096 090 158

DIRECTORS

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060.

BANKERS

HSBC Bank Australia Limited
HSBC Bank plc

AUDITORS

Ernst & Young

WORLEY GROUP LIMITED

ABN 17 096 090 158

PRELIMINARY FINAL REPORT

APPENDIX 4E

FINANCIAL YEAR ENDED 30 JUNE 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			Consolidated	
				Pro forma*
		%	2003 $'000	2002 $'000
Revenue from ordinary activities			377,743	377,224
Less: procurement services revenue			(8,251)	(27,175)
Revenue from ordinary activities excluding procurement services revenue	UP	5.6	369,492	350,049
Add: share of revenue from associates			104,882	87,800
Aggregated revenue**	**UP**	**8.3**	**474,374**	**437,849**
Earnings before interest and tax (EBIT)	**UP**	**23.9**	**32,149**	**25,942**
Profit before tax	**UP**	**26.9**	**32,394**	**25,521**
Net profit after tax	**UP**	**41.8**	**25,558**	**18,030**
Net profit attributable to members of Worley Group Limited	**UP**	**46.2**	**25,860**	**17,683**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**UP**	**25.2**	**20.4**	**16.3**
Basic earnings per share (cents per share)	**UP**	**33.1**	**18.1**	**13.6**
Diluted earnings per share (cents per share)	**UP**	**41.3**	**17.8**	**12.6**

* Pursuant to the restructure of the Worley Group on 25 October 2001, the previous corresponding period operating results are for statutory accounting purposes for the eight month period from 26 October 2001 to 30 June 2002. To provide a more meaningful comparison of the results of the Worley Group for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, a pro forma Statement of Financial Performance and Statement of Cash Flows are provided as a comparative in this report. This information is based on the Worley Prospectus dated 18 October 2002 (the "Prospectus").

** Aggregated revenue as defined in the Prospectus includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Final dividend (cents per share)	5.00	100%
Record date for determining entitlement to dividend	3 OCTOBER 2003	
Date dividend is to be paid	13 OCTOBER 2003	

REVIEW OF OPERATIONS

The commentary on the results for the financial year is contained in the press release dated 3 September 2003 accompanying this statement.

COMPARATIVE OF FINANCIAL RESULTS TO IPO PROSPECTUS FORECAST

The following information is provided to enable a comparison of the performance of Worley Group Limited against the Initial Public Offering ("IPO") forecast dated 18 October 2002.

		Consolidated	
	Variance %	2003 $'000	IPO prospectus 2003 $'000
Revenue from ordinary activities		377,743	412,000
Less: procurement services revenue		(8,251)	(19,900)
Revenue from ordinary activities excluding procurement services revenue	(5.8)	369,492	392,100
Add: share of revenue from associates		104,882	103,600
Aggregated revenue	**(4.3)**	**474,374**	**495,700**
Earnings before interest and tax (EBIT)	**4.0**	**32,149**	**30,900**
Profit before tax	**6.2**	**32,394**	**30,500**
Net profit after tax	**12.1**	**25,558**	**22,800**
Net profit attributable to members of Worley Group Limited	**14.4**	**25,860**	**22,600**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**12.7**	**20.4**	**18.1**
Basic earnings per share (cents per share)	**14.6**	**18.1**	**15.8**
Diluted earnings per share (cents per share)	**14.8**	**17.8**	**15.5**

Aggregated revenue	Variance %	2003 $'000	IPO prospectus 2003 $'000
Oil & Gas	(5.2)	318,914	336,500
Minerals & Metals	3.2	66,850	64,800
Industrial & Infrastructure	6.7	58,996	55,300
Refining, Petrochemicals and Chemicals	(13.4)	30,846	35,600
Other		2,169	7,300
Unallocated / Elimination		(3,401)	(3,800)
	(4.3)	**474,374**	**495,700**

Further commentary on the performance of Worley Group Limited against the Prospectus forecast is contained in the press release dated 3 September 2003 accompanying this statement.

Additional comparative information on the performance of Worley Group Limited against the Prospectus forecast has been provided in the statements of cashflows and income tax reconciliation at note 5.

FINANCIAL RATIOS

	2003	Pro forma 2002
Return on average equity	23.4%	26.2%
Net tangible assets per share	$0.37	$0.30

DIVIDENDS

	Parent Entity	
	12 months to 30 June 2003 $'000	12 months to 30 June 2002 $'000
Details of dividends in respect of the financial year are as follows:-		
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	-	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	-
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	-
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	-
Total dividends paid and declared for payment	19,469	2,000

All dividends paid and declared for payment are fully franked.

Franking credit balance

Franking credits available for subsequent financial years based on a tax rate of 30%	11,499	13,980

STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Consolidated 12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000
Revenue from ordinary activities	2	377,743	377,224
Expenses from ordinary activities			
Staff costs		(243,295)	(238,149)
Reimbursable costs		(42,959)	(54,705)
Depreciation and amortisation expenses	3	(9,320)	(7,530)
Borrowing costs expense	3	(362)	(1,023)
Office and administration costs		(32,882)	(27,256)
Other expenses		(22,118)	(26,151)
Share of net profits of associates accounted for using the equity method*		5,587	3,111
Profit from ordinary activities before income tax expense		32,394	25,521
Income tax expense relating to ordinary activities	5	(6,836)	(7,491)
Profit from ordinary activities after income tax expense		25,558	18,030
Net loss/(profit) attributable to outside equity interests		302	(347)
Net profit attributable to members of Worley Group Limited		25,860	17,683
Net exchange difference on translation of financial reports of foreign controlled entities	7	(3,662)	(1,404)
Share issue costs		(6,925)	-
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"		(188)	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(10,775)	(1,404)
Total changes in equity other than those resulting from transactions with owners as owners		15,085	16,279
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	1	20.4	16.3
Basic earnings per share (cents per share)	1	18.1	13.6
Diluted earnings per share (cents per share)	1	17.8	12.6

* Share of net profits of associates accounted for using the equity method is after tax

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

	Notes	Consolidated 30 June 2003 $'000	Consolidated 30 June 2002 $'000
ASSETS			
Current assets			
Cash assets		35,428	19,396
Receivables		70,148	73,535
Inventories		10,777	8,234
Other financial assets		1,234	905
Total current assets		117,587	102,070
Non-current assets			
Investments accounted for using the equity method		11,713	10,312
Other financial assets		120	208
Property, plant and equipment		11,186	12,306
Intangible assets		61,705	62,950
Deferred tax assets		8,139	8,287
Other		211	383
Total non-current assets		93,074	94,446
TOTAL ASSETS		210,661	196,516
LIABILITIES			
Current liabilities			
Payables		43,625	44,797
Interest bearing liabilities		3,852	9,647
Tax liabilities		4,594	8,494
Provisions		28,531	19,474
Total current liabilities		80,602	82,412
Non-current liabilities			
Interest bearing liabilities		689	815
Deferred tax liabilities		7,782	8,747
Provisions		2,926	2,460
Total non-current liabilities		11,397	12,022
TOTAL LIABILITIES		91,999	94,434
NET ASSETS		118,662	102,082
EQUITY			
Contributed equity	8	108,883	94,660
Reserves	7	(4,591)	(929)
Retained profits	7	13,545	7,342
Equity attributable to members of Worley Group Limited		117,837	101,073
Outside equity interests		825	1,009
TOTAL EQUITY		118,662	102,082

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

	Notes	Consolidated 12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000	IPO prospectus 12 months to 30 June 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers (inclusive of goods and services tax)		412,072	401,068	426,000
Payments to suppliers and employees (inclusive of goods and services tax)		(374,243)	(369,438)	(400,400)
		37,829	31,630	25,600
Dividends received		3,324	1,345	2,300
Interest received		607	602	-
Borrowing costs paid		(271)	(947)	(400)
Income taxes paid		(11,553)	(2,861)	(13,800)
Net cash inflow from operating activities	9	29,936	29,769	13,700
CASH FLOWS FROM INVESTING ACTIVITIES				
Payments for purchase of equity and other investments		(2,831)	(653)	(9,000)
Payments for property, plant and equipment		(4,048)	(5,758)	(4,900)
Proceeds from disposal of property, plant and equipment		211	69	-
Net cash outflow from investing activities		(6,668)	(6,342)	(13,900)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of ordinary shares		21,148	-	22,300
Payment of share issue costs		(6,925)	-	(6,800)
Repayment of bank loans		(15,500)	(5,440)	(7,500)
Proceeds from bank loans		8,419	9,500	-
Lease payments		(774)	(434)	(500)
Loans made to associates		-	(3,800)	-
Loans to/(from) associates repaid		320	(1,000)	-
Dividends paid		(12,044)	(3,043)	(12,000)
Net cash outflow from financing activities		(5,356)	(4,217)	(4,500)
NET INCREASE IN CASH HELD		17,912	19,210	(4,700)
Cash at the beginning of the financial year		17,989	1,167	17,989
Cash balances in controlled entities acquired net of overdraft		(1,180)	-	-
Effects of exchange rate changes on cash		(1,898)	(2,388)	-
CASH AT THE END OF THE FINANCIAL YEAR	9	32,823	17,989	13,289

The above statements of cash flows should be read in conjunction with the accompanying notes.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or "parent entity") as at 30 June 2003 and the results of all controlled entities for the financial year then ended. Worley and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the financial year during which control existed.

(b) Changes in accounting policy

(i) Employee benefits

The consolidated entity has applied the revised Accounting Standard AASB 1028: "Employee Benefits" from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, rather than wage and salary rates current at each reporting date. As a result of this change in accounting policy, opening retained profits at 1 July 2002 decreased by $0.2 million.

The impact of the change in accounting policy to current financial year profit and current liabilities is not material.

(ii) Provisions, contingent liabilities and contingent assets

The consolidated entity has applied the revised Accounting Standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" from 1 July 2002. As a result of this change in accounting policy, there was no impact on opening retained profits at 1 July 2002 or the current financial year's consolidated profit and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Consolidated 12 months to 30 June 2003	Consolidated Pro forma 12 months to 30 June 2002
1 EARNINGS PER SHARE		
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	20.4	16.3
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Basic earnings per share (cents per share)	18.1	13.6
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Diluted earnings per share (cents per share)	17.8	12.6
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	145,426,573	139,856,710

To assist comparison, the basic and diluted earnings per share disclosed for the financial year ended 30 June 2002 have been restated to incorporate the increased number of shares issued after the share split, effective 11 October 2002.

2 REVENUE

	12 months to 30 June 2003	Pro forma 12 months to 30 June 2002
Revenues from operating activities		
Services	367,180	348,058
Procurement services	8,251	27,175
	375,431	375,233
Revenues from outside the operating activities		
Interest revenue	607	602
Other	1,705	1,389
	2,312	1,991
Revenue from ordinary activities	377,743	377,224

	Consolidated 12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000

3 EXPENSES AND LOSSES/(GAINS)

(a) Net gains

Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:

	12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000
Net gain on disposal		
Investments	(29)	-

(b) Net expenses and losses

	12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000
Depreciation of plant and equipment	4,367	3,609
Amortisation		
Leasehold improvements	845	157
Plant and equipment under finance leases	615	374
Goodwill	1,623	1,640
Trade name	1,750	1,750
Deferred expenditure	120	-
Total amortisation	4,953	3,921
Total depreciation and amortisation	9,320	7,530
Other charges against assets		
Bad and doubtful debts – trade debtors	2,552	380
Bad and doubtful debts – loans to associate	(500)	-
Borrowing costs		
Interest and finance charges paid/payable	271	955
Finance charges – capitalised leases	91	68
Total borrowing costs	362	1,023
Other expenses and losses		
Operating lease rentals – minimum lease payments	9,238	7,940
Foreign exchange losses	442	986
Net loss on disposal of property, plant and equipment	82	217
Provisions		
Employee entitlements	2,133	3,810
Insurance	480	700
Support of associate	(1,650)	-
Deferred revenue	1,093	(558)

4 INVESTMENTS IN ASSOCIATES

Details of material interests in associated entities are as follows:	Ownership interest		Contribution to net profit	
	Current financial year %	Previous corresponding financial year %	Current financial year $'000	Previous corresponding financial year $'000
Ranhill Worley Sdn Bhd	49	49	1,560	694
Petrocon Arabia Co Limited	50	50	1,500	879
Damit Worley Engineering Sdn Bhd	50	50	853	895
I&E Systems Pty Ltd	50	50	818	391
Transfield Worley Limited	50	50	687	329
Burns & Roe Worley Pty Limited	50	50	520	344
Other interests in associated entities *			(351)	(421)
			5,587	3,111

* Incorporates results of associated entities not material on an individual basis.

5 INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated		
	12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000	IPO prospectus 12 months to 30 June 2003 $'000
Profit from ordinary activities before income tax expense	32,394	25,521	30,500
Income tax calculated at 30%	9,718	7,656	9,150
Tax effect of permanent differences:			
Share of associates' net profits	(1,676)	(933)	(1,860)
Amortisation of goodwill and trade name	1,039	927	1,020
Legal and professional expenses not deductible	143	324	150
Reversal of provision for support of related entity	(645)	-	-
Additional allowable tax depreciation	(1,341)	(750)	(1,060)
Other	477	267	300
Income tax adjusted for permanent differences	7,715	7,491	7,700
Recognise previously unbooked tax losses	-	(185)	-
Research and development concession relating to prior years	(3,319)	-	-
Overprovision in previous financial year	(97)	-	-
International tax rate differential*	2,537	-	-
Income tax expense	6,836	7,491	7,700

* Represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

6 CONTROLLED ENTITIES

Control was gained over the following entities during the financial year:	Place of incorporation	Equity holding %	Date of gaining control
Worley & Partners Limited	Oman	60	1 December 2002
Worley Qatar W. L. L.	Qatar	80	30 September 2002
Worley Arabia Ltd	Abu Dhabi	100	30 September 2002

The impact of the above acquisitions to the current financial year's results are not material. Control was not lost of any significant entity during the financial year.

7 RESERVES AND RETAINED PROFITS

	Consolidated 30 June 2003 $'000
Foreign currency translation reserve	(4,591)
Retained profits	13,545
	8,954

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Movements

	Consolidated 30 June 2003 $'000
Balance at 1 July 2002	(929)
Loss on translation of foreign controlled entities and associates	(3,662)
Balance at 30 June 2003	(4,591)

7 RESERVES AND RETAINED PROFITS (CONTINUED)

(b) Retained profits

	Consolidated 30 June 2003 $'000
Balance at 1 July 2002	7,342
Net profit attributable to members of Worley	25,860
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"	(188)
Dividends provided for or paid	(19,469)
Balance at 30 June 2003	13,545

8 CONTRIBUTED EQUITY

	2003 Number of shares	2003 $'000
Movements in ordinary shares		
Balance at 1 July 2002	35,522,122	94,660
Issued during the financial year		
- exercise of options	2,823,948	4,728
- share split prior to listing	101,510,641	-
- public equity raising	9,500,000	16,420
less: transaction costs	-	(6,925)
Balance at 30 June 2003	149,356,711	108,883

9 NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated 12 months to 30 June 2003	Pro forma 12 months to 30 June 2002
	$'000	$'000
(a) Cash at bank and on hand	35,428	19,396

The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:

	12 months to 30 June 2003 $'000	12 months to 30 June 2002 $'000
Balances as above	35,428	19,396
Less: Bank overdrafts	(2,605)	(1,407)
Balance per statements of cash flows	32,823	17,989

(b) Reconciliation of operating profit after income tax to the net cash flows from operating activities

	12 months to 30 June 2003 $'000	12 months to 30 June 2002 $'000
Net profit	25,558	18,030
Non-cash items		
Depreciation of non-current assets	4,367	3,609
Amortisation of non-current assets	4,953	3,921
Dividends received from associates	3,324	404
Share of associates' net profits	(5,587)	(3,111)
Net gain on disposal of investments	(29)	-
Net loss on disposal of property, plant and equipment	82	217
Finance charges on capitalised leases	91	75
Cash flow adjusted for non-cash items	32,759	23,145
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial year		
Increase in prepayments	(173)	(1,318)
Decrease/(increase) in future income tax benefit	148	(4,079)
(Increase)/decrease in inventories	(492)	7,048
Decrease/(increase) in receivables	7,166	(12,770)
(Decrease)/increase in trade creditors	(6,555)	6,659
(Decrease)/increase in provision for income tax	(3,899)	8,338
(Decrease)/increase in provision for deferred tax	(965)	372
Increase in other provisions	1,947	2,374
Net cash inflow from operating activities	29,936	29,769

10 SUBSEQUENT EVENTS

Effective 1 July 2003, Worley Engineering Pty Limited acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

11 SEGMENT INFORMATION

Primary reporting – business segments

2003	Oil & Gas	Minerals & Metals	Industrial & Infrastructure	RPC *	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from services to external customers	253,045	66,850	27,384	19,221	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Services revenue	**262,549**	**66,850**	**29,532**	**19,221**	**680**	**(3,401)**	**375,431**
Share of net profit of associates	4,565	-	592	430	-	-	5,587
Other revenue	823	-	-	-	882	-	1,705
Total segment revenue	**267,937**	**66,850**	**30,124**	**19,651**	**1,562**	**(3,401)**	**382,723**
Interest revenue	-	-	-	-	607	-	607
Less: procurement services revenue	(8,251)	-	-	-	-	-	(8,251)
Less: share of net profit of associates	(4,565)	-	(592)	(430)	-	-	(5,587)
Add: share of revenue of associates	63,793	-	29,464	11,625	-	-	104,882
Aggregated revenue	**318,914**	**66,850**	**58,996**	**30,846**	**2,169**	**(3,401)**	**474,374**
Segment result	36,655	8,468	3,232	2,400	1,663	-	52,418
Amortisation expense (intangibles)							(3,373)
Unallocated expenses							(16,651)
Result from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							**25,558**

* Refining, Petrochemicals and Chemicals

11 SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments

2002	Oil & Gas $'000	Minerals & Metals $'000	Industrial & Infrastructure $'000	RPC $'000	Other $'000	Eliminations $'000	Consolidated $'000
Revenue from services to external customers	276,639	28,970	18,258	20,348	3,843	-	348,058
Procurement services revenue	27,175	-	-	-	-	-	27,175
Inter-segment sales	7,410	-	3,000	-	4,000	(14,410)	-
Services revenue	**311,224**	**28,970**	**21,258**	**20,348**	**7,843**	**(14,410)**	**375,233**
Share of net profit of associates	2,318	-	-	187	606	-	3,111
Other revenue	-	-	-	-	1,389	-	1,389
Total segment revenue	**313,542**	**28,970**	**21,258**	**20,535**	**9,838**	**(14,410)**	**379,733**
Interest revenue	-	-	-	-	602	-	602
Less: procurement services revenue	(27,175)	-	-	-	-	-	(27,175)
Less: share of net profit of associates	(2,318)	-	-	(187)	(606)	-	(3,111)
Add: share of revenue of associates	57,900	-	16,200	9,300	4,400	-	87,800
Aggregated revenue	**341,949**	**28,970**	**37,458**	**29,648**	**14,234**	**(14,410)**	**437,849**
Segment result	40,905	510	2,158	422	882	-	44,877
Amortisation expense (intangibles)							(3,390)
Unallocated expenses							(15,966)
Result from ordinary activities before income tax expense							25,521
Income tax expense							(7,491)
Profit from ordinary activities after income tax expense							**18,030**

Secondary reporting – geographical segments

Sales to external customers	**Australia & New Zealand** **$'000**	**Asia & Middle East** **$'000**	**America** **$'000**	**Total** **$'000**
12 months to 30 June 2003	341,055	106,719	26,600	474,374
12 months to 30 June 2002	333,716	65,725	38,408	437,849

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place	Duxton Hotel, 88 Alfred Street, North Sydney 2060
Date	Wednesday, 5 November 2003
Time	2.00 PM
Approximate date the annual report will be available	Tuesday, 14 October 2003

AUDIT

This financial report is based on accounts which have been audited.



ASX Company Announcement

Date:	Wed Sep 3 13:29:44 2003
Document Image #:	00380414
Announcement Type:	Preliminary Final Report
ASX Description:	WOR Media Release –Announces Record Profit

Connect 4 Summary:

Company Summary:

 Worley

3 September 2003

Media Release

WORLEY GROUP LIMITED
(ASX: WOR)

WORLEY GROUP ANNOUNCES RECORD PROFIT

Leading professional services company Worley Group Limited today announced a 46.2% lift in annual net profit for the year to 30 June 2003, the company's maiden result as a listed company. The net profit of $25.9m represents a 14.4 % increase on the prospectus forecast of $22.6m.

Included in the full year result is an after tax profit of $1.4m relating to the sale of the company's interest in Atria (a human resource services company) during the financial year. Excluding the Atria sale proceeds the net profit was $24.5m an increase of 38.3% on pro forma 2002 financial year and 8.2% above the prospectus forecast.

As previously announced to the ASX, the directors have declared a fully franked final dividend of 5 cents per share, in line with the prospectus. The dividend will be payable on Monday 13 October 2003 for shareholders on the register as at midnight (Sydney time) on Friday 3 October 2003. The record date was previously announced as 6 October 2003 but has been changed in line with ASX requirements.

Also today, Worley announces a material contract extension and several new investments concluded since 30 June 2003.

Chief Executive Officer Comment

The chief executive officer of Worley, Mr John Grill, said:

"We are pleased to have achieved our prospectus forecast result. The 2003 result was underpinned by the continued strong performance in our Asian operations and above forecast growth in our Minerals & Metals group. In addition, Worley's joint ventures and integrated service contracts continued a pattern of long-term growth.

Our alliance contracting model continues to gain acceptance with clients. Long-term alliance style and integrated services contracts now represent approximately 40% of 2003 Aggregated Revenue**, reflecting a number of important contract extensions and new alliances.

The result underlines the benefits of Worley's increasing operational and geographic diversification. We were able to achieve this result despite a significant financial impact on our oil & gas business in the Middle East in the second half of the year from the Iraqi situation and the effect of an appreciating Australian Dollar."

 Worley

Summary

WORLEY GROUP LIMITED		2002 %	2003 $'000	Pro forma* 2002 $'000	IPO prospectus 2003 $'000
Revenue from ordinary activities			377,743	377,224	412,000
Less: procurement services revenue			(8,251)	(27,175)	(19,900)
Revenue from ordinary activities excluding procurement services revenue			369,492	350,049	392,100
Add: share of revenue from associates	UP	5.6	104,882	87,800	103,600
Aggregated revenue**	**UP**	**8.3**	**474,374**	**437,849**	**495,700**
Earnings before interest and tax (EBIT)	**UP**	**23.9**	**32,149**	**25,942**	**30,900**
Profit before tax	**UP**	**26.9**	**32,394**	**25,521**	**30,500**
Net profit after tax	**UP**	**41.8**	**25,558**	**18,030**	**22,800**
Net profit attributable to members of Worley Group Limited	**UP**	**46.2**	**25,860**	**17,683**	**22,600**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**UP**	**25.2**	**20.4**	**16.3**	**18.1**
Basic earnings per share (cents per share)	**UP**	**33.1**	**18.1**	**13.6**	**15.8**
Diluted earnings per share (cents per share)	**UP**	**41.3**	**17.8**	**12.6**	**15.5**

* Pursuant to the restructure of the Worley Group on 25 October 2001, the previous corresponding period operating results are for statutory accounting purposes for the eight month period from 26 October 2001 to 30 June 2002. To provide a more meaningful comparison of the results of the Worley Group for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, a pro forma Statement of Financial Performance and Statement of Cash Flows are provided as a comparative in this report. This information is based on the Worley Prospectus dated 18 October 2002 (the "Prospectus").

** Aggregated Revenue as defined in the Prospectus includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from Aggregated Revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

 **Worley**

Finance

The result, Worley's first full year result as a listed company, was earned on Aggregated Revenue of $474.4m, an increase of 8.3% on the previous corresponding period and 4.3 % below the prospectus forecast of $495.7m.

Worley earned a net margin on Aggregated Revenue of 5.2% (excluding Atria impact), an increase on pro forma 2002 financial year's margin of 4.0%. Return on average equity was 23.4%. Earnings per share was 18.1 cents, a growth of 33.1% on pro forma 2002 earnings per share.

The appreciation in value of the Australian Dollar against the US Dollar during the financial year to an average of 58.6 cents compared to the forecast used in the company's prospectus of 55.0 cents negatively impacted both translation of Aggregated Revenue by $7.3m (1.5% of total Aggregated Revenue) and translation of EBIT by $0.6m.

The company tax rate for the 2003 financial year was 21.1% compared to the prospectus forecast rate of 25.2% and 2002 pro forma rate of 29.4%. The 2003 tax result includes a larger than forecast benefit from R&D expenditure claimed of $3.3m. Some of the company's activities are eligible for the R&D concession. While the current R&D regime remains in place the company should continue to remain eligible in respect of these activities. This benefit is partially offset by international withholding taxes and some non-deductible losses in the international operations totalling $2.5m.

Net cash inflow from operating activities was $29.9m, in excess of the prospectus forecast of $13.7m but in line with the pro forma 2002 financial year result, reflecting better than forecast working capital management and lower than forecast tax payments.

Cash outflow relating to investing activities was $6.7m, lower than the prospectus forecast of $13.9m, reflecting a timing benefit for Worley's equity contribution required for the Esperance Energy Project.

Segment Comments

Oil & Gas remains Worley's key customer sector group comprising 68% of Aggregated Revenue. Operational key points for 2003 were:

- South East Asia in particular, Malaysia, Indonesia and Brunei delivered excellent results.
- A strong result was recorded in Saudi Arabia highlighted by the award of the Maintain Potential Programme contract for Saudi Aramco offshore facilities.

- The other offices in the Middle East were adversely affected by the Iraqi situation.
- The TIGA joint venture achieved continuing good performance culminating in the successful installation of the Bayu Undan offshore platforms and facilities.
- Our integrated services contracts with Woodside, Esso BHP Billiton and Shell Todd (NZ) performed in line with expectations.
- The Australian oil & gas business provided a number of challenges during the year.
- The oil & gas business in the US was affected by delays in the mobilisation and commencement of projects that had been previously awarded but will now start through the 2004 financial year.

"The percentage of Worley's oil & gas revenue from international operations increased in 2003 and this trend is set to continue in 2004 as our international footprint and capability continues to develop," John Grill said.

The 2003 result from the **Minerals & Metals** group was strong with Aggregated Revenue of $66.8m being an increase of 130% on pro forma 2002 financial year and in excess of prospectus forecast, reflecting the combination of a number of major projects and the establishment of alliances throughout the financial year.

"The strong project performance in the business and the start of a number of new alliances reflects the work we have undertaken over a number of years in establishing a large and viable business in this sector," John Grill said.

Worley's **Refining, Petrochemical & Chemicals** business had continued growth with Aggregated Revenue of $30.8m being an increase of 4.1% on pro forma 2002 financial year. International operations in Malaysia and Saudi Arabia performed to expectation and Worley continued to build its reputation in the international market. However, industry conditions in the Australian Refining, Petrochemical & Chemicals business remain relatively challenging.

2003 also witnessed continued expansion in the **Infrastructure** segment with strong growth from the joint venture with Burns & Roe in the Australian power & water sector, and in the industrial & infrastructure businesses in Australia and Singapore. Infrastructure Aggregated Revenue for 2003 was $59.0m, an increase of 57.5% on pro forma 2002 financial year and ahead of prospectus forecast.

The financial close of the Esperance Energy Project in 2003 was the first tangible step in Worley's development strategy with the development phase of this project approximately 50% complete. Commercial operation is expected in the second half of the 2004 financial year.



Worley

Commenting on the progress in Worley's Infrastructure businesses, chief executive officer John Grill said:

"We continue to expand and develop our Infrastructure businesses and we see continued growth in this area as an important part of our on-going diversification. We have made satisfactory progress with our development strategy in 2003 and are looking forward to this emerging part of our business making a financial contribution to the results of the Worley Group in 2004."

Business Initiatives

Contract Extension

The company is also announcing today that Esso BHP Billiton has extended the term of the company's service contract, delivered through the Worley ABB joint venture, for one year to December 2004.

Business Development

Since 30 June 2003 Worley has concluded 2 investments that will extend the company's capabilities in the energy, resource and complex process industries.

MEG Worley

Worley has acquired a 50% interest in Macdonald Engineering Group (MEG), a Calgary, Canada based company providing multi disciplinary design and project services to the hydrocarbons industry in Canada, Europe and the Middle East. MEG is a recognised leader in the design of heavy oil and bitumen production facilities.

The consideration paid was $3.3m and the acquisition was effective from 1 August 2003.

Jones & Jones

Worley has acquired, effective 1 July 2003, a 51% interest in Jones & Jones, an Australian design and project services company based in Geelong, Victoria. Jones & Jones is a recognised leader in the provision of specialist skills to the aluminium industry.

The consideration paid was $1.6m. Some additional consideration is conditional upon the achievement of certain financial performance targets.

Commenting on these investments Mr Grill said, " We are delighted to welcome Macdonald Engineering Group and Jones & Jones into the Worley Group. These investments will extend our skills and geographic coverage in the oil & gas and minerals & metals markets. We are looking forward to adding Worley's project and

alliancing capabilities to these businesses and integrating them with our existing activities and international network".

Outlook

Commenting on the outlook for the Worley Group chief executive officer John Grill said:

"The outlook for the Worley Group remains strong. Worley has a robust and developing international network of operations, and an increasingly diversified business. Our revenue profile is lengthening with a solid increase in long term and alliance style contracts and we have a track record of acceptable earnings growth in our core business and joint ventures.

Subject to reasonable conditions in the markets in which we operate, we expect to deliver further increase in earnings in the 2004 financial year with our project profile having a weighting towards the second half of the financial year.

Our balance sheet strength gives us the capacity to continue to evaluate opportunities for new business growth that add to our existing capability and that provide value for our shareholders."

For further information please contact:

John Grill
Chief Executive Officer
Ph: +61 2 8923 6866

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866



onnect
4

ASX Company Announcement

Date:	Thu Sep 4 15:06:25 2003
Document Image #:	00380720
Announcement Type:	Half Year Accounts
ASX Description:	WOR Financial Report for Year Ended 30/06/03

Connect 4 Summary:

Company Summary:

WORLEY GROUP LIMITED

ABN 17 096 090 158

FINANCIAL REPORT

FINANCIAL PERIODS ENDED 30 JUNE 2003

CONTENTS

PRO FORMA FINANCIAL INFORMATION

The financial report of Worley Group Limited incorporates the operating results of the Worley business for the 12 months to 30 June 2003. Comparative information is provided for the eight month period from 26 October 2001 to 30 June 2002, being the year of incorporation for Worley Group Limited. To provide a comparison of the results of the Worley business for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, the following pro forma financial information is provided.

	Consolidated	
		Pro Forma
	12 months to 30 June 2003 $'000	12 months to 30 June 2002 $'000
Revenue from ordinary activities	377,743	377,224
Less: procurement services revenue	(8,251)	(27,175)
Revenue from ordinary activities excluding procurement services	369,492	350,049
Add: share of revenue from associates	104,882	87,800
Aggregated revenue*	**474,374**	**437,849**
Earnings before interest and tax	**32,149**	**25,942**
Profit before tax	**32,394**	**25,521**
Net profit	**25,558**	**18,030**
Net profit attributable to members of Worley Group Limited	**25,860**	**17,683**
Basic earnings per share (cents per share)	**18.1**	**13.6**
Diluted earnings per share (cents per share)	**17.8**	**12.6**

* Aggregated revenue as defined in the Worley Prospectus dated 18 October 2002 (the "Prospectus") includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

REVIEW OF OPERATIONS

Net profit increased 41.8% for the financial year ended 30 June 2003 to $25.6 million. The profit includes an after tax profit of $1.4 million on the sale of the East Coast business of Atria Pty Ltd. Excluding the Atria profit, the net profit was $24.2 million which represents a 34.0% increase over the $18.0 million earned in the previous financial year.

Earnings before interest and tax ("EBIT") increased 23.9% to $32.1 million. EBIT was negatively impacted by $0.6 million as a result of the appreciating Australian Dollar.

The tax expense for the financial year of $6.8 million represents an effective tax rate of 21.1% for the year. A $3.3 million prior financial year research and development concession impacted the tax rate significantly.

Aggregated revenue increased 8.3% for the financial year to $474.4 million reflecting a record result for the Group. The revenue impact of the appreciation of the AUD/USD from an expected average rate of 0.55 to an actual average of 0.586 was a negative $7.3 million. Excluding procurement services revenue, revenue from ordinary activities grew 5.6% to $369.5 million.

	Aggregated revenue		EBIT		EBIT margin	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000	2003 %	2002 %
Oil & Gas	318,914	341,949	36,655	40,905	11.5	12.0
Minerals & Metals	66,850	28,970	8,468	510	12.7	1.8
Industrial & infrastructure	58,996	37,458	3,232	2,158	5.5	5.8
RPC *	30,846	29,648	2,400	422	7.8	1.4
Other	2,169	14,234	1,663	882	-	-
Unallocated / Elimination	(3,401)	(14,410)	(20,269)	(18,935)	-	-
	474,374	437,849	32,149	25,942	6.8	5.9

* Refining, Petrochemicals and Chemicals

DIRECTORS' REPORT

Your directors present their report on the consolidated entity consisting of Worley Group Limited and the entities it controlled at the end of, or during the financial year ended 30 June 2003.

DIRECTORS

The following persons were directors of Worley Group Limited as at the date of this report:

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego

John Grill was a director during the whole of the financial year ended 30 June 2003 and up to the date of this report. John Schubert was appointed as director and Chairman on 11 October 2002. Messrs Ron McNeilly, Grahame Campbell, John Green and David Housego were appointed directors on 11 October 2002. Erich Fraunschiel was appointed as director on 5 March 2003.

Messrs Peter Meurs, David Mofflin and Russell Staley were directors from the beginning of the financial year until their resignation on 11 October 2002.

PRINCIPAL ACTIVITIES

During the financial year the principal activities of the consolidated entity consisted of:

a) provision of engineering design and project services to the following sectors:

- Oil & Gas
- Minerals & Metals
- Refining, Petrochemicals and Chemicals
- Pipelines & Terminals
- Industrial & Infrastructure
- Power & Water;

b) provision of maintenance and reliability support services to these sectors;

c) infrastructure developments; and

d) the development and commercialisation of technological innovation in areas such as communications, energy commerce and system integration.

DIVIDENDS – WORLEY GROUP LIMITED

Details of dividends in respect of the financial year are as follows:	12 months to 30 June 2003 $'000	16 months to 30 June 2002 $'000
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	-	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	-
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	-
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	-
Total dividends paid and declared for payment	19,469	2,000

All dividends paid and proposed are fully franked.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	Consolidated	
	12 months to 30 June 2003	8 months to 30 June 2002
Revenue	375,431	249,397
Operating margin	11.05%	8.14%
EBITDA	41,469	20,311
Less:		
Depreciation	(4,367)	(2,481)
Amortisation	(4,953)	(2,578)
EBIT	32,149	15,252
Less:		
Net Interest	245	(268)
Net profit before income tax	32,394	14,984
Less:		
Income tax expense	(6,836)	(5,269)
Net profit after income tax	25,558	9,715

Pursuant to the restructure of the Worley Group on 25 October 2001, the prior period comparative operating results for statutory accounting purposes is for the 8 month period from 26 October 2001 to 30 June 2002. To provide a comparison of the operating results of the Worley business for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, pro forma financial information is provided on page 2.

The consolidated net profit of the Group for the financial year ended 30 June 2003, after income tax expense and outside equity interests was $25.9 million. Aggregated revenue for the period was $474.4 million, and statutory revenue was $377.7 million.

Aggregated revenue as defined in the Worley Prospectus dated 18 October 2002 (the Prospectus) includes revenue from associates excluding Worley's share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

The tax expense for the period was $6.8 million and net interest revenue was $0.2 million. The result includes a net profit after tax of $0.4 million for the sale of the East Coast business of Atria Group Pty Ltd and an associated $1.0 million reduction in provisions relating to Atria Group Pty Ltd. The result also includes goodwill amortisation of $1.6 million and amortisation of the Worley trade name of $1.8 million.

Total cash at 30 June 2003 was $32.8 million, an increase of $14.8 million from the 30 June 2002 cash position. Operating cashflow of $29.9 million and net proceeds from the issue of ordinary shares of $14.2 million were used to repay borrowings of $7.1 million and fund the acquisitions of $2.8 million.

EARNINGS PER SHARE

	2003 Cents	2002 Cents
Basic earnings per share	18.1	7.2
Diluted earnings per share	17.8	6.7

To assist comparison, the basic and diluted earnings per share disclosed for the period ended 30 June 2002 have been restated to incorporate the increased number of shares issued as a result of the share split, effective 11 October 2002. Refer to note 22 for further details.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Following a successful Initial Public Offering, Worley Group Limited listed on the Australian Stock Exchange on 28 November 2002. Gross proceeds from the issue contributed $16.4 million to the Group.

On 5 August 2002 Worley Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired the remaining 20% of issued shares in Worley International Inc that was not already beneficially owned by Worley Pty Limited. The purchase was satisfied by a cash consideration of $2.0 million.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Effective 1 July 2003, Worley Engineering Pty Limited acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

No other matter or circumstance has arisen since 30 June 2003 that has significantly affected, or may significantly affect:

a) The consolidated entity's operations in future financial years, or
b) The results of those operations in future financial years, or
c) The consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

Worley does not carry out environmentally sensitive activities in its own right. Worley's principal exposure to environmental risk lies in failing to perform services to the appropriate standard of care, resulting in environmental damage. Assessment and management of such risks forms part of Worley's risk management system. The directors are not aware of any breaches of environmental regulations as a result of the activities of the consolidated entity.

INFORMATION ON DIRECTORS

John Schubert, BC Eng, PhD (Chem Eng), FIE Aust, FTSE (Chairman and Non-executive Director)

John joined the Worley advisory board as Chairman in August 2000. A chemical engineer by training, John commenced his career in 1969 with Esso in Australia. In his 24 year relationship with Esso, John held many positions in Australia and internationally, culminating with his appointment as Chairman and Managing Director in Australia, a position he held for six years. In 1993, John was appointed Managing Director of Pioneer International and led that business to its merger with Hanson plc in May 2000. He resigned as director from Hanson plc in May 2003. John is currently President of the Business Council of Australia, Deputy Chairman of the Commonwealth Bank of Australia and Chairman of G2 Therapies Limited. John is also director of Qantas Airways Limited, BHP Billiton Limited and BHP Billiton plc.

Ron McNeilly, B.Com, MBA, FCPA (Deputy Chairman and Non-executive Director)

Ron is currently the Deputy Chairman of BHP Steel and has over 30 years experience in the steel industry. Ron joined BHP Billiton in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is Chairman of the Melbourne Business School, the Chairman of Ausmelt, a director of Alumina Limited, a director of GH Michell Holdings Pty Limited and a former director of QCT Resources and Tubemakers of Australia.

Grahame Campbell, BE, MEng Sc, HON FIE Aust, FAICD, CP Eng (Non-executive Director)

Grahame was Managing Director of CMPS&F from 1987 to 1995, one of the largest engineering and project management groups in Australia. Grahame has over 30 years experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of State Rail Authority, Iluka Resources Limited and the Macro Engineering Council (Sydney University). Grahame is a past President of the Association of Consulting Engineers in Australia and a member of the Pacific Basin Economic Council. Grahame has been a member of the Worley advisory board since May 1998.

Erich Fraunschiel, B.Com (Hons) (UWA) (Non-executive Director)

Erich retired as an Executive Director and Chief Financial Officer of Wesfarmers Limited in July 2002. Erich is a director of Foodland Associated Limited, Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Western Australian Opera Inc. He is a member of the Finance and Treasury Association and a fellow of CPA Australia and the Australian Institute of Company Directors. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981 he joined the Australian Industry Development Corporation where he worked in project lending, investment banking and venture capital investment. In 1984 he joined Wesfarmers to start the company's projects and business development function. In 1988 he became general manager of the group's commercial division and was appointed Finance Director in 1992.

John Grill, BSc, BE (Hons) (Syd), FIE Aust, CP Eng (Chief Executive Officer)

John joined Esso Australia in 1968, then moved in 1971 to be Chief Executive of the entity that became Wholohan Grill and Partners. This specialised engineering practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. John has personal expertise in every aspect of project delivery. He has acted for all of Worley's major clients and remains closely involved at board level with two of the Company's major joint ventures, Transfield Worley and Worley ABB.

INFORMATION ON DIRECTORS (CONTINUED)

John Green, BJuris/LLB (UNSW), FSIA, FAICD (Non-executive Director)

John was a member of Worley's advisory board for nine years, including a period as its Chairman. John is an investment banker at Macquarie Bank where he has been an executive director since 1993. John's prior professional career was in law, including as a partner in law firms Freehill Hollingdale & Page and Dawson Waldron. John is a director of the Macquarie Bank Foundation and is also a director of The Centre for Independent Studies, a not-for-profit "think tank". Previously, he was a member of ASX National Listings Committee and held a number of positions in the Securities Institute of Australia.

David Housego, B.Bus (UTS), MBA (Macquarie), FCPA (Chief Financial Officer)

David joined Worley in July 1999. His finance experience covers business development, mergers and acquisitions, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining Worley, David held senior finance roles with Coca-Cola Amatil in the Business Planning and Development group and as the Manager, Group Reporting and Analysis. Previously, David worked for a number of firms in the United Kingdom and held a variety of accounting positions with AAP Reuters and IBM Australia.

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director were as follows:

	Board Meetings		Advisory Board Meetings [1]		Audit & Risk Committee		Nominations & Remuneration Committee	
Director	Meetings held while a Director	Number attended	Meetings held while a Director	Number attended	Meetings held while a member	Number attended	Meetings held while a member	Number attended
John Schubert	5	5	3	3	-	-	3	3
Ron McNeilly	5	5	3	2	2	1	1	1
Grahame Campbell	5	5	3	2	2	2	3	3
Erich Fraunschiel	3	3	-	-	2	2	-	-
John Grill	5	5	8	8	-	-	-	-
John Green	5	5	3	3	-	-	2	2
David Housego	5	5	3	3	-	-	-	-
Peter Meurs	-	-	5	4	-	-	-	-
David Mofflin	-	-	5	5	-	-	-	-
Russell Staley	-	-	5	5	-	-	-	-

[1] The Advisory Board was in place prior to the listing and its purpose was to function effectively as the Board of a listed company, reviewing performance and strategies for future growth. Membership comprised both non-executive and executive directors of the company. As a consequence of listing, regular Board meetings have replaced the need for a separate Advisory Board.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

Remuneration policy

The key driver of Worley's remuneration policy is to attract and retain top quality directors and executives to ensure the continued success of the Group for the benefit of all our stakeholders.

The Nominations and Remuneration Committee ("the Committee"), consisting entirely of non-executive directors of Worley, advises the Board on remuneration policies and practices. The Committee makes recommendations on these policies and practices and conditions of employment. It also determines remuneration, based on performance of the Group, for executive directors, non-executive directors and other executives as appropriate.

In determining policies and practices that are market competitive and will attract, motivate and retain high quality people, the Committee regularly seeks independent expert advice.

Remuneration of directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

The Board undertakes an annual review of its own performance as well as the performance of the Board's Committees.

Non-executive directors

Non-executive directors receive directors' fees and, under the terms of the Non-executive Directors Plan, are required to contribute a minimum of 25% to a maximum of 60%, of these annual fees into shares of the Company, effective 1 January 2003.

Non-executive directors do not participate in Group incentive schemes and are not entitled to any retirement or termination benefits, other than superannuation payments where applicable.

Non-executive directors are only eligible to participate in the Non-executive Director Plan. They are required to hold these shares for 10 years or until they cease to be members of the Board.

Executive directors

Executive emoluments are determined by the Committee on the basis of a number of factors appropriate to the position. External advice regarding the competitiveness of the pay structure for roles are sought and considered. The Committee will also assess past performance of the executive, the performance of business units within his or her control and the contribution of the executive to the overall performance of the Group.

The Board may, from time to time, grant performance rights to executives under the terms and conditions of the Worley Performance Rights Plan rules. Performance rights may only be exercised on attainment of prescribed performance hurdles.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS (CONTINUED)

Emoluments of directors of Worley Group Limited

Details of the nature and amount of each element of the emolument of each director of the company and each of the five executive officers of the company and the consolidated entity receiving the highest emolument for the financial year are as follows:

	Annual Emoluments			Long Term Emoluments			
	Salary $	Bonus $	Other $	Non-executive Share Plan $	Executive Performance Rights [2] $	Super $	Total $
Non-executive directors							
John Schubert	65,481	-	-	13,750	-	-	79,231
Ron McNeilly	44,856	-	-	9,375	-	4,037	58,268
Grahame Campbell	32,894	-	-	6,875	-	4,541	44,310
John Green	23,269	-	-	16,500	-	2,094	41,863
Erich Fraunschiel	17,093	-	-	5,698	-	-	22,791
Executive directors							
John Grill	533,317	100,000	22,879	-	49,871	10,519	716,586
David Housego [1]	234,020	289,380	28,197	-	19,587	9,709	580,893
Russell Staley	59,973	-	35,900	-	-	3,237	99,110
Peter Meurs	88,399	-	-	-	-	3,237	91,636
David Mofflin	80,098	-	8,301	-	-	3,237	91,636

Other remuneration includes salary sacrifice items such as motor vehicles, additional superannuation contributions, medical insurance and other minor items. All directors of Worley Group Limited are executive directors of the consolidated entity.

[1] Appointed as director on 11 October 2002. The above disclosure represents emoluments for the 12 months ended 30 June 2003.

[2] The company has adopted the fair value measurement provisions of ED 108 "Share-based Payment" for all Performance Rights granted to directors and executives which have not vested at 1 July 2002. The fair value of such performance rights is being amortised and disclosed as part of director and executive emoluments on a straight line basis over the vesting period.

The fair values of performance rights have been determined using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS (CONTINUED)

Emoluments of the five most highly paid executive officers of the company and consolidated entity

	Annual Emoluments			Long Term Emoluments		
	Salary $	Bonus $	Other $	Executive Performance Rights $	Super $	Total $
Peter Brooks [1]	383,632	102,302	15,345	16,762	9,378	527,419
Andrew Wood [2]	259,355	82,500	153,966	17,105	-	512,926
Iain Ross	376,197	70,753	-	16,529	10,519	473,998
Graham Hill	259,588	-	111,977	15,689	9,912	397,166
Russell Staley [3]	147,211	128,536	54,134	19,587	7,282	356,750

[1] Remunerated while overseas in USD. These amounts were converted to A$ at the weighted average exchange rate for the financial year

[2] Partially remunerated while overseas in UAE Dirham. These amounts were converted to A$ at the weighted average exchange rate for the financial year

[3] Resigned as director on 11 October 2002. Remuneration as director excluded from executive remuneration disclosure.

DIRECTORS' SHAREHOLDINGS

Particulars of directors' interests in shares

Particulars of directors' beneficial interests in shares of Worley Group Limited as at the date of this report are as follows:

	Ordinary Shares
John Grill	29,254,090
John Schubert	1,225,853
John Green	707,976
David Housego	561,512
Grahame Campbell	362,087
Ron McNeilly	255,369
Erich Fraunschiel	28,283

Shares under option

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report. No options have been granted during or since the end of the financial year.

DIRECTORS' SHAREHOLDINGS (CONTINUED)

Shares issued on the exercise of options

The following ordinary shares of Worley Group Limited were issued during the financial year ended 30 June 2003 on the exercise of options granted under the Worley Group Employee Incentive Securities Plan. No further shares have been issued since that date. No amounts are unpaid on any of the shares.

Date options granted	Issue Price of Shares	No of shares issued
30 June 1999	$1.11	1,757,149
16 May 2000	$2.47	344,799
28 June 2002	$2.66	722,000
		2,823,948

INSURANCE OF OFFICERS

During the financial year Worley Group Limited paid insurance premiums of $45,884 (2002 - $15,392) to insure the directors and secretaries of the company and its Australian-based controlled entities, and the general managers of each of the divisions of the consolidated entity.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the consolidated entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

ROUNDING OF AMOUNTS

The company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors.



John Schubert
Chairman

Sydney, 3 September 2003

STATEMENTS OF FINANCIAL PERFORMANCE FOR THE FINANCIAL PERIODS ENDED 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
		$'000	$'000	$'000	$'000
Revenue from ordinary activities	2	377,743	250,759	27,656	2,000
Expenses from ordinary activities					
Staff costs		(243,295)	(158,636)	-	-
Reimbursable costs		(42,959)	(36,706)	-	-
Depreciation and amortisation expenses	3	(9,320)	(5,059)	-	-
Borrowing costs	3	(362)	(669)	-	-
Office and administration costs		(32,882)	(27,951)	(1)	-
Other expenses		(22,118)	(5,660)	(83)	-
Investment in associate written down to recoverable amount	28	-	(2,500)	-	-
Share of net profits of associates accounted for using the equity method	28	5,587	1,406	-	-
Profit from ordinary activities before income tax expense		32,394	14,984	27,572	2,000
Income tax expense relating to ordinary activities	4	(6,836)	(5,269)	(6)	-
Profit from ordinary activities after income tax expense		25,558	9,715	27,566	2,000
Net loss/(profit) attributable to outside equity interests		302	(373)	-	-
Net profit attributable to members of Worley Group Limited		25,860	9,342	27,566	2,000
Net exchange difference on translation of financial reports of foreign controlled entities	23	(3,662)	(929)	-	-
Share issue costs	22	(6,925)	-	(6,925)	-
Adjustment arising from adoption of revised Accounting Standard AASB 1028 "Employee Benefits"	23	(188)	-	-	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(10,775)	(929)	(6,925)	-
Total changes in equity other than those resulting from transactions with owners as owners		15,085	8,413	20,641	2,000
Basic earnings per share (cents per share)	25	18.1	7.2		
Diluted earnings per share (cents per share)	25	17.8	6.7		
Franked dividends per share (cents per share)	26	12.2	11.1		

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION AS AT 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		2003 $'000	2002 $'000	2003 $'000	2002 $'000
ASSETS					
Current assets					
Cash assets	5	35,428	19,396	1,168	-
Receivables	6	70,148	73,535	29,203	-
Inventories	7	10,777	8,234	-	-
Other financial assets	8	1,234	905	-	-
Total current assets		117,587	102,070	30,371	-
Non-current assets					
Investments accounted for using the equity method	9	11,713	10,312	-	-
Other financial assets	10	120	208	94,660	94,660
Property, plant and equipment	11	11,186	12,306	-	-
Intangible assets	12	61,705	62,950	-	-
Deferred tax assets	13	8,139	8,287	-	-
Other	14	211	383	-	-
Total non-current assets		93,074	94,446	94,660	94,660
TOTAL ASSETS		210,661	196,516	125,031	94,660
LIABILITIES					
Current liabilities					
Payables	15	43,625	44,797	576	-
Interest bearing liabilities	16	3,852	9,647	-	-
Tax liabilities	17	4,594	8,494	6	-
Provisions	18	28,531	19,474	7,469	-
Total current liabilities		80,602	82,412	8,051	-
Non-current liabilities					
Interest bearing liabilities	19	689	815	-	-
Deferred tax liabilities	20	7,782	8,747	-	-
Provisions	21	2,926	2,460	-	-
Total non-current liabilities		11,397	12,022	-	-
TOTAL LIABILITIES		91,999	94,434	8,051	-
NET ASSETS		118,662	102,082	116,980	94,660
EQUITY					
Contributed equity	22	108,883	94,660	108,883	94,660
Reserves	23	(4,591)	(929)	-	-
Retained profits	23	13,545	7,342	8,097	-
Equity attributable to members of Worley Group Limited		117,837	101,073	116,980	94,660
Outside equity interests	24	825	1,009	-	-
TOTAL EQUITY		118,662	102,082	116,980	94,660

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS FOR THE FINANCIAL PERIODS ENDED 30 JUNE 2003

	Notes	Consolidated		Parent Entity	
		12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
		$'000	$'000	$'000	$'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		412,072	266,761	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(374,243)	(249,145)	492	-
		37,829	17,616	492	-
Dividends received		3,324	404	27,553	2,000
Interest received		607	401	103	-
Borrowing costs paid		(271)	(624)	-	-
Income taxes paid		(11,553)	(1,792)	-	-
Net cash inflow from operating activities	32	29,936	16,005	28,148	2,000
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments		(2,831)	(574)	-	-
Payments for property, plant and equipment		(4,048)	(2,984)	-	-
Proceeds from disposal of property, plant and equipment		211	70	-	-
Net cash outflow from investing activities		(6,668)	(3,488)	-	-
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		21,148	-	21,148	-
Payment of share issue costs		(6,925)	-	(6,925)	-
Repayment of bank loans		(15,500)	(4,690)	-	-
Proceeds from bank loans		8,419	5,500	-	-
Lease payments		(774)	(296)	-	-
Loans made to controlled entities		-	-	(29,203)	-
Loans made to associates		-	(1,632)	-	-
Loans from associates repaid		320	(1,000)	-	-
Dividends paid	26	(12,044)	(2,000)	(12,000)	(2,000)
Net cash outflow from financing activities		(5,356)	(4,118)	(26,980)	(2,000)
NET INCREASE IN CASH HELD		17,912	8,399	1,168	-
Cash at the beginning of the financial periods		17,989	-	-	-
Cash balances in controlled entities acquired net of overdraft	27	(1,180)	10,469	-	-
Effects of exchange rate changes on cash		(1,898)	(879)	-	-
CASH AT THE END OF THE FINANCIAL PERIODS	5	32,823	17,989	1,168	-

The above statements of cash flows should be read in conjunction with the accompanying notes.

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

The financial report has been prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

The consolidated and company financial report for Worley Group Limited is prepared for the 12 months ended 30 June 2003. Subsequent to the acquisition of the Worley business by Worley Group Limited on 25 October 2001, comparative information for the consolidated entity comprises 8 months of operating results. Comparative information for the parent entity is disclosed for the 16 month financial period to 30 June 2002, which is consistent with its date of incorporation of 2 March 2002.

(a) Principles of consolidation

The consolidated financial statements incorporate assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or parent entity) as at 30 June 2003 and the results of all controlled entities for the financial year then ended. Worley Group Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(b) Changes in accounting policy

(i) Employee benefits

The consolidated entity has applied the revised Accounting Standard AASB 1028: "Employee Benefits" from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, rather than wage and salary rates current at each reporting date. As a result of this change in accounting policy, opening retained profits at 1 July 2002 decreased by $0.2 million.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material.

(ii) Provisions, contingent liabilities and contingent assets

The consolidated entity has applied Accounting Standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 July 2002. As a result of this change in accounting policy, there was no impact on opening retained profits as at 1 July 2002 or the current financial year's consolidated profit.

The impact of the change in accounting policy to current financial year profits and current liabilities is not material. Refer to note 1(p) for details of the dividend accounting policy.

(c) Taxes

(i) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at rates which are expected to apply when those timing differences reverse.

(ii) Goods and services tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(d) Foreign currency translation

(i) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivable and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(ii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale.

If the hedged transaction is not expected to occur as originally designated, or if the hedge is no longer expected to be effective, any previously deferred gains or losses are recognised as revenue or expense immediately.

(iii) Translation of financial reports of overseas operations

All overseas operations are considered to be self-sustaining as each is financially and operationally independent. Assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while revenues and expenses are translated at the average exchange rates for the financial year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

(e) Acquisition of assets

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by an internal valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired including any liability for restructuring costs exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains, it is recognised as revenue in the statements of financial performance.

(f) Revenue recognition

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Interest

Control of a right to receive consideration for the provision of, or investment in, assets has been attained.

(iii) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(g) Receivables

All trade debtors are recognised at the original amounts less a provision for any uncollectible debts. The recoverable amount of trade debtors is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(h) Inventories

(i) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(ii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(i) Recoverable amount

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(j) Depreciation of plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from 3 to 10 years.

(k) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(l) Leases

(i) Finance leases

Where property, plant and equipment is acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(m) Intangibles

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill is amortised on a straight line basis over the period of the expected benefit, which has been assessed from the date of gaining control of the entities for substantially all of the goodwill. The period of expected benefit is 20 years for controlled entities and 10 years for associates.

(ii) Trade name

The Worley trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years.

(n) Trade and other payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(o) Interest bearing liabilities

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(p) Dividends payable

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date. Refer to note 1(b)(ii) for details of the change in accounting policy arising from the adoption of Australian Accounting Standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets”.

(q) Joint ventures

(i) Joint venture operations

The proportionate interests in the assets, liabilities and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 29.

(ii) Joint venture entities

The interest in joint venture entities is carried at the lower of the equity accounted amount and the recoverable amount. The share of profits or losses of the entities are recognised in the statement of financial performance, and the share of movements in reserves are recognised in reserves in the statement of financial position.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture partnerships on consumption or sale.

(r) Repairs and maintenance

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(s) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee entitlements expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee entitlement liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee entitlement expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of employee entitlements are charged against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 35 is recognised as an employee benefits expense.

(t) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred. Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- amortisation of discounts or premiums relating to borrowings; and
- finance lease charges.

(u) Service warranties

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(v) Cash and cash equivalents

For the purposes of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(w) Investments

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated statements of financial performance, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associated are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(x) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transactions arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(y) Earnings per share

(i) Basic earnings per share

Earnings per share has been calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax attributable to members of Worley Group Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share is calculated as net profit attributable to members adjusted for:

(a) costs of servicing equity (other than dividends)

(b) the after tax effect of dividends and interest associated with diluted potential ordinary shares that have been recognised as expenses; and

(c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(z) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well at the levels of compensation awarded through the courts.

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
2 REVENUE	$'000	$'000	$'000	$'000
Revenues from operating activities				
Services	375,431	249,397	-	-
	375,431	249,397	-	-
Revenues from outside the operating activities				
Interest revenue	607	401	103	-
Dividends	-	-	27,553	2,000
Other	1,705	961	-	-
	2,312	1,362	27,656	2,000
Revenue from ordinary activities	377,743	250,759	27,656	2,000

3 EXPENSES AND LOSSES/(GAINS)

Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:

	Consolidated		Parent Entity	
(a) Net gains				
Net gain on disposal				
Investments	(29)	-	-	-
	(29)	-	-	-

	Notes	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
(b) Net expenses and losses					
Depreciation of plant and equipment		4,367	2,481	-	-
Amortisation					
Leasehold improvements		845	126	-	-
Plant and equipment under finance leases		615	225	-	-
Goodwill		1,623	1,060	-	-
Trade name		1,750	1,167	-	-
Deferred expenditure		120	-	-	-
Total amortisation		4,953	2,578	-	-
Total depreciation and amortisation		9,320	5,059	-	-
Other charges against assets					
Bad and doubtful debts – trade debtors		2,552	794	-	-
Bad and doubtful debts – loans to associate		(500)	500	-	-
Borrowing costs					
Interest and finance charges paid / payable		271	624	-	-
Finance charges – capitalised leases		91	45	-	-
Total borrowing costs		362	669	-	-
Other expenses and losses					
Operating lease rentals – minimum lease payments		9,238	5,293	-	-
Foreign exchange losses		442	636	-	-
Net loss on disposal of property, plant and equipment		82	217	-	-
Provisions					
Employee entitlements	35	2,131	1,907	-	-
Insurance	18	480	1,400	-	-
Support of associate	18	(1,650)	2,730	-	-
Deferred revenue	18	1,093	(558)	-	-

4 INCOME TAX

The income tax expense for the financial period differs from the amount calculated on the profit. The differences are reconciled as follows:

	Notes	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
Profit from ordinary activities before income tax expense		32,394	14,984	27,572	2,000
Income tax calculated at 30%		9,718	4,495	8,272	600
Tax effect of permanent differences:					
Rebateable dividends		-	-	(8,266)	(600)
Share of associates' net profits		(1,676)	(275)	-	-
Amortisation of goodwill and trade name		1,039	668	-	-
Legal and professional expenses not deductible		143	315	-	-
Provision for support of related entity		(645)	969	-	-
Additional allowable tax depreciation		(1,341)	(750)	-	-
Dividend received/receivable		-	(37)	-	-
Other		477	805	-	-
Income tax adjusted for permanent differences		7,715	6,190	6	-
Recognise previously unbooked tax losses		-	(185)	-	-
Research and development concession relating to prior years		(3,319)	-	-	-
Overprovision in previous financial period		(97)	(1,057)	-	-
International tax rate differential *		2,537	321	-	-
Income tax expense		6,836	5,269	6	-
Deferred tax assets and liabilities					
Current tax payable	17	4,594	8,494	6	-
Provision for deferred income tax – non-current	20	7,782	8,747	-	-
Future income tax benefit – non-current	13	8,139	8,287	-	-

* represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised, or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

The Worley Group qualifies for tax benefits in relation to research and development costs incurred. As such, a total of $3.3 million is included within the prior year adjustment, following a review of our research and development activities spanning the last 3 years. The tax benefit for the current financial year has been estimated at $1.0 million.

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
5 CURRENT ASSETS - CASH ASSETS					
Cash at bank and on hand		35,428	19,396	1,168	-

The above figures are reconciled to cash at the end of the financial year as shown in the statement of cash flows as follows:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Balances as above		35,428	19,396	1,168	-
Less: Bank overdrafts	16	(2,605)	(1,407)	-	-
Balance per statement of cash flows		32,823	17,989	1,168	-

6 CURRENT ASSETS – RECEIVABLES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Trade debtors		56,415	72,642	-	-
Less: Provision for doubtful debts		(6,565)	(9,465)	-	-
		49,850	63,177	-	-
Other receivables		7,137	3,433	244	-
Deferred foreign exchange gains	41	1,843	1,145	-	-
Amounts owing - related parties and associates	39	11,318	5,780	28,959	-
		70,148	73,535	29,203	-

7 CURRENT ASSETS – INVENTORIES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Work in progress		10,777	8,234	-	-

8 CURRENT ASSETS – OTHER FINANCIAL ASSETS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Prepayments		1,234	905	-	-

9 NON-CURRENT ASSETS – INVESTMENTS IN ASSOCIATES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Shares in associates	28	11,713	10,312	-	-

10 NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Shares in controlled entities at cost	27	-	-	94,660	94,660
Other investments at cost		120	208	-	-
		120	208	94,660	94,660

11 PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Land and buildings				
At cost	432	498	-	-
Less: Accumulated amortisation	(54)	-	-	-
	378	498	-	-
Leasehold improvements				
At cost	2,560	2,495	-	-
Less: Accumulated amortisation	(1,143)	(126)	-	-
	1,417	2,369	-	-
Plant and equipment				
At cost	20,411	10,669	-	-
Less: Accumulated amortisation	(12,354)	(2,481)	-	-
	8,057	8,188	-	-
Plant and equipment under finance lease				
At cost	2,338	1,476	-	-
Less: Accumulated amortisation	(1,004)	(225)	-	-
	1,334	1,251	-	-
Total property, plant and equipment	11,186	12,306	-	-

Reconciliations

Reconciliations of the carrying amounts of each class of plant and equipment at the beginning and end of the current financial period are set out below.

	Notes	Consolidated				
		Land and buildings at cost	Plant and equipment at cost	Leasehold improvements at cost	Plant and equipment under finance lease	Total
		$'000	$'000	$'000	$'000	$'000
Consolidated						
Balance at 1 July 2002		498	8,188	2,369	1,251	12,306
Additions through acquisition of entity	27	-	674	-	-	674
Additions		-	3,890	158	732	4,780
Disposals		-	(71)	(261)	(34)	(366)
Depreciation/amortisation expense		(53)	(4,314)	(845)	(615)	(5,827)
Net foreign currency exchange differences arising on translation of financial statements of self-sustaining foreign operations		(67)	(310)	(4)	-	(381)
Balance at 30 June 2003		378	8,057	1,417	1,334	11,186

12 NON-CURRENT ASSETS - INTANGIBLES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Goodwill		32,247	30,119	-	-
Less: Accumulated amortisation		(2,625)	(1,002)	-	-
		29,622	29,117	-	-
Trade name		35,000	35,000	-	-
Less: Accumulated amortisation		(2,917)	(1,167)	-	-
		32,083	33,833	-	-
		61,705	62,950	-	-

13 NON-CURRENT ASSETS – DEFERRED TAX ASSETS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Future income tax benefit		8,139	8,287	-	-

14 NON-CURRENT ASSETS - OTHER

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Formation costs		-	247	-	-
Other		211	136	-	-
		211	383	-	-

15 CURRENT LIABILITIES - PAYABLES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Trade creditors		13,460	15,769	-	-
Payables to related parties and associates	39	2,057	2,385	-	-
Provision for deferred foreign exchange gain	41	1,843	1,145	-	-
Other creditors and accruals		26,265	25,498	576	-
		43,625	44,797	576	-

16 CURRENT LIABILITIES – INTEREST BEARING LIABILITIES

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Secured:					
Bank overdraft		2,605	1,407	-	-
Bank loans		419	7,500	-	-
Lease liability	33	682	539	-	-
Hire purchase liabilities		146	42	-	-
		3,852	9,488	-	-
Unsecured:					
Loans other		-	159	-	-
		3,852	9,647	-	-

Details of the security relating to each of the secured liabilities are set out in note 30

17 CURRENT LIABILITIES – TAX LIABILITIES	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Income tax payable		4,594	8,494	6	-

18 CURRENT LIABILITIES – PROVISIONS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Employee entitlements	35	9,449	7,784	-	-
Provision for deferred revenue	18(a)	5,173	4,080	-	-
Provision for insurance	18(b)	2,880	2,400	-	-
Provision for support of associate	18(c)	3,560	5,210	-	-
Provision for dividends payable		7,469	-	7,469	-
		28,531	19,474	7,469	-

(a) Provision for deferred revenue

Worley at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy noted at 1(f).

(b) Provision for insurance

Refer to note 1(z).

(c) Provision for support of associate

When associated entities require support from the parent entity due to losses incurred or support given for the associates' net liabilities, a provision is created to reflect the extent of support given.

Movements in provisions

Consolidated – 2003	Deferred Revenue $'000	Insurance $'000	Support of Associate $'000	Dividends $'000	Total $'000
Carrying amount at 1 July 2002	4,080	2,400	5,210	-	11,690
Additional provision	1,500	480	-	7,469	9,449
Amounts utilised during the financial year	(407)	-	(650)	-	(1,057)
Reversal of unused provision	-	-	(1,000)	-	(1,000)
Carrying amount at 30 June 2003	5,173	2,880	3,560	7,469	19,082

Parent Entity – 2003	Dividends $'000
Carrying amount at 1 July 2002	-
Additional provision	7,469
Carrying amount at 30 June 2003	7,469

		Consolidated		Parent Entity	
		2003	2002	2003	2002
19 NON-CURRENT LIABILITIES – INTEREST BEARING LIABILITIES	Notes	$'000	$'000	$'000	$'000
Unsecured:					
Lease liabilities	33	689	783	-	-
Hire purchase liability		-	32	-	-
		689	815	-	-

20 NON-CURRENT LIABILITIES – DEFERRED TAX LIABILITIES

Deferred income tax		7,782	8,747	-	-

21 NON-CURRENT LIABILITIES – PROVISIONS

Employee entitlements	35	2,926	2,460	-	-

22 CONTRIBUTED EQUITY

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
(a) Share capital				
Ordinary shares fully paid	108,883	94,660	108,883	94,660

(b) Movements in ordinary shares	2003 Number of Shares	2003 $'000	2002 Number of Shares	2002 $'000
Balance at the beginning of the financial period	35,522,122	94,660	12	*
Issued during the financial year				
- acquisition of controlled entities	-	-	35,522,110	94,660
- exercise of options	2,823,948	4,728	-	-
- share split prior to listing	101,510,641	-	-	-
- public equity raising [1]	9,500,000	16,420	-	-
less transaction costs	-	(6,925)	-	-
Balance at the end of the financial period	149,356,711	108,883	35,522,122	94,660

* $12

[1] On 28 November 2002, Worley Group Limited listed on the Australian Stock Exchange following a successful Initial Public Offering. A total of 9,500,000 ordinary shares were issued for a gross consideration of $16.4 million.

(c) Terms and conditions of contributed equity

Ordinary Shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the company.

(d) Share options

Options over ordinary shares

There are no unissued ordinary shares of Worley Group Limited under option as at the date of this report (2002 – 2,823,948). No options have been granted during or since the end of the financial year.

23 RESERVES AND RETAINED PROFITS

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Foreign currency translation reserve		(4,591)	(929)	-	-
Retained profits		13,545	7,342	8,097	-
		8,954	6,413	8,097	-

(i) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Movements:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Foreign currency translation reserve:					
Balance at the beginning of the financial period		(929)	-	-	-
Loss on translation of foreign controlled entities and associates		(3,662)	(929)	-	-
Balance at the end of the financial period		(4,591)	(929)	-	-

(ii) Retained profits

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Balance at the beginning of financial period		7,342	-	-	-
Net profit attributable to members of Worley Group Limited		25,860	9,342	27,566	2,000
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"		(188)	-	-	-
Dividends provided for or paid	26	(19,469)	(2,000)	(19,469)	(2,000)
Balance at the end of the financial period		13,545	7,342	8,097	-

24 OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

Outside equity interests in controlled entities comprise:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Interest in:					
Contributed equity		492	62	-	-
Retained profits		288	1,103	-	-
Reserves		45	(156)	-	-
		825	1,009	-	-

25 EARNINGS PER SHARE

	Consolidated 12 months to 30 June 2003	Consolidated 8 months to 30 June 2002
Basic earnings per share (cents per share)	18.1	7.2
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Diluted earnings per share (cents per share)	17.8	6.7
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	145,426,573	139,856,710

To assist comparison, the basic and diluted earnings per share disclosed for the period ended 30 June 2002 have been restated to incorporate the increased number of shares issued as a result of the share split, effective 11 October 2002. Refer to note 22 for further details.

26 DIVIDENDS

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$'000	$'000	$'000	$'000
(a) Ordinary shares				
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	-	2,000	-	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	-	2,000	-
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	-	10,000	-
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	-	7,469	-
Total dividends paid and declared for payment	19,469	2,000	19,469	2,000
(b) Franking credit balance				
Franking credits available for subsequent financial years based on a tax rate of 30%	11,499	13,980	6,667	-

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;
(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

As of 1 July 2002, the new imputation system requires a company's franking credits to be expressed on a tax-paid basis. The franking account surplus existing at 30 June 2002 has been reinstated to a tax paid amount by multiplying the Class C franking surplus by 30/70.

27 INVESTMENTS IN CONTROLLED ENTITIES

(a) Worley Group Limited accounts include a consolidation of the following entities:

Entity		Place of Incorporation	Beneficial interest held by consolidated entity 2003 %	2002 %	Cost of Parent Entity's Investment 2003 $'000	2002 $'000
Worley Limited Trust		Australia	100	100	94,660	94,660
Worley Pty Limited	(1)	Australia	100	100	-	-
Worley Fleet Analysis Pty Limited	(d)	Australia	-	51	-	-
Worley International Inc		USA	100	80	-	-
CTR Solutions Pty Limited		Australia	100	100	-	-
Worley No 2 Pty Limited	(1)	Australia	100	100	-	-
Worley Engineering Pty Limited	(1)	Australia	100	100	-	-
Worley Developments Pty Limited		Australia	100	100	*	*
Worley Financial Services Pty Limited	(1)	Australia	100	100	*	*
Fraser Worley Pty Limited		Australia	100	100	-	-
Fraser Worley (M) Sdn Bhd		Malaysia	100	100	-	-
Worley Select Sdn Bhd	(a)	Malaysia	100	100	-	-
Popran Limited	(e)	Hong Kong	100	100	-	-
Worley Limited		Hong Kong	100	100	-	-
Worley Sdn Bhd	(b)	Malaysia	100	100	-	-
PT Ceria Worley		Indonesia	87.5	87.5	-	-
Worley Pte Limited		Singapore	100	100	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
EnergySkills (Thailand) Limited		Thailand	100	-	-	-
Sinn Phan Thavee Co Limited		Thailand	100	-	-	-
Worley International Limited		Thailand	100	100	-	-
Worley Energy Commerce Pty Limited	(d)	Australia	-	51	-	-
New Zealand Worley Limited	(c)	New Zealand	-	100	-	-
Australian Biodiesel Pty Limited		Australia	51	51	-	-
Worley Trinidad Limited		Trinidad	100	-	-	-
Worley Qatar W.L.L.	(f)	Qatar	80	40	-	-
Pars Worley Qeshm Limited		Iran	60	-	-	-
Worley & Partners Limited		Oman	60	-	-	-
Worley Arabia Limited	(f)	Abu Dhabi	100	50	-	-
Worley Engineering (India) Pvt Limited		India	100	-	-	-
Worley Safety & Risk Management Pty Limited	(g)	Australia	100	100	-	-
Worley Infrastructure Pty Limited	(g)	Australia	100	100	-	-
Worley Chemicals & Minerals Pty Limited	(g)	Australia	100	100	-	-
Worley Technologies Pty Limited		Australia	100	100	-	-

* Investment less than $500

(a) Previously named WGP Engineering (M) Sdn Bhd
(b) Previously named Worley Overseas Sdn Bhd
(c) Company liquidated voluntarily during the financial year
(d) Interest in entity disposed of during the financial year
(e) Company in process of deregistration as at 30 June 2003
(f) Equity accounted to 30 September 2002 after which entities became controlled entities through increased ownership interest
(g) Dormant company

27 INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

(1) Entities subject to class order relief

Pursuant to Class Order 98/1418, relief has been granted to Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited and Worley Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Worley Group Limited together with the parties noted entered into a Deed of Cross Guarantee on 26 May 2003, consequently there is no comparative disclosure noted below. The effect of the deed is that Worley Group Limited has guaranteed to pay any deficiency in the event of winding up of any controlled entity. The controlled entities have also given a similar guarantee in the event that Worley Group Limited is wound up.

The consolidated statement of financial performance and statement of financial position of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust (the "Closed Group") are as follows:

(i) Consolidated statement of financial performance	**Closed Group 2003 $'000**
Profit from ordinary activities before income tax	32,858
Income tax expense relating to ordinary activities	(7,048)
Profit from ordinary activities after income tax	25,810
Net profit attributable to outside equity interest	302
Net profit attributable to members of Worley Group Limited	26,112
Retained profits at 1 July 2002	7,223
Dividends provided for or paid	(19,469)
Retained profits at 30 June 2003	13,866

27 INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

(ii) Consolidated statement of financial position	Closed Group 2003 $'000
ASSETS	
Current assets	
Cash assets	35,428
Receivables	67,228
Inventories	10,777
Other financial assets	1,234
Total current assets	114,667
Non-current assets	
Investments accounted for using the equity method	11,713
Other financial assets	120
Property, plant & equipment	11,186
Intangible assets	61,474
Deferred tax assets	7,426
Other	211
Total non-current assets	92,130
TOTAL ASSETS	206,797
LIABILITIES	
Current liabilities	
Payables	42,291
Interest bearing liabilities	3,852
Tax liabilities	4,118
Provisions	26,156
Total current liabilities	76,417
Non-current liabilities	
Interest bearing liabilities	689
Deferred tax liabilities	7,782
Provisions	2,926
Total non-current liabilities	11,397
TOTAL LIABILITIES	87,814
NET ASSETS	118,983
EQUITY	
Contributed equity	108,883
Reserves	(4,591)
Retained profits	13,866
Equity attributable to members of Worley Group Limited	118,158
Outside equity interests	825
TOTAL EQUITY	118,983

27 INVESTMENTS IN CONTROLLED ENTITIES (CONTINUED)

(b) Acquisition of controlled entities

On 30 September 2002, Worley Engineering Pty Limited acquired the remaining 50% of the Abu Dhabi operation, and increased its holding in Worley Qatar W.L.L. from 40% to 80%. Control in these two entities were acquired in a single transaction, and excludes future income related to certain projects currently in progress.

On 1 December 2002, Worley Engineering Pty Limited acquired 60% of Worley Oman.

The fair value of the identifiable net assets acquired is as follows:

	Total $'000
Assets	
Cash assets	698
Receivables	7,263
Inventories	2,053
Investments accounted for using the equity method	606
Other financial assets	156
Property, plant and equipment	674
Total assets	11,450
Liabilities	
Interest bearing liabilities	1,878
Payables	6,482
Loans to related parties	2,104
Provisions	165
Total liabilities	10,629
Net assets	821
Less:	
Outside equity interests	(641)
Goodwill arising on acquisition	606
Cash consideration	786

28 INVESTMENTS IN ASSOCIATES

(a) Details of interests in associates are as follows:

		Ownership Interest Consolidated		Carrying Value Consolidated	
Entity	**Principal Activity**	**2003 %**	**2002 %**	**2003 $'000**	**2002 $'000**
Burns & Roe Worley Pty Limited	Power & Water	50	50	2,731	3,333
BRW Power Generation (Esperance) Pty Limited	Power	50	-	-	-
Esperance Power Station Pty Limited	Power	31.25	-	-	-
Esperance Pipeline Company Pty Limited	Power	31.25	-	-	-
Worley ABB Procurement Pty Limited	Procurement	50	-	-	-
I&E Systems Pty Limited	Technology	50	50	468	-
Transfield Worley Limited (1)	Oil & Gas	50	50	1,295	618
Petrocon Arabia Co Limited (2)	(a)	50	50	3,966	3,495
Worley Qatar W.L.L. (3)	Oil & Gas	80	40	-	718
Source Personnel Pty Limited (4)	Personnel	40	40	-	-
Protek Engineers Sdn Bhd	Oil & Gas	49	49	208	217
Ranhill Worley Sdn Bhd	Oil & Gas	49	49	1,498	126
Perunding Ranhill Worley Sdn Bhd	Oil & Gas	50	50	838	606
Ranhill Worley Engineering Sdn Bhd	(b)	40	40	140	574
Damit Worley Engineering Sdn Bhd	Oil & Gas	50	50	569	625
Transfield Worley Asia (Holdings) Pty Limited	Holding Company	50	-	-	-
Transfield Worley (Vietnam) Pty Limited	Non operating	50	-	-	-
				11,713	10,312

(a) Oil & Gas, Refining & Petrochemicals and Pipelines & Terminals
(b) Oil & Gas, Refining & Petrochemicals
(1) Balance date is 31 March
(2) Balance date is 31 December
(3) Increased shareholding during financial year and subsequently accounted for as a controlled entity, refer note 27
(4) Previously named Atria Group Pty Limited

28 INVESTMENTS IN ASSOCIATES (CONTINUED)

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
(b) Carrying amount of investments in associates					
Carrying amount at the beginning of the financial period		10,312	-	-	-
Investments in associates acquired on acquisition of controlled entity		-	11,552	-	-
Addition of new investments		6	459	-	-
Change in accounting from associates to controlled entities during financial period		606	-	-	-
		10,924	12,011	-	-
Share of net profits attributable to associates		5,795	1,601	-	-
Less dividends received		(3,324)	(404)	-	-
Amortisation of goodwill		(208)	(195)	-	-
Write down of investment in associate to recoverable amount		-	(2,500)	-	-
Movement in foreign currency translation reserve of associate		(1,474)	(201)	-	-
Carrying amount at the end of the financial period		11,713	10,312	-	-
(c) Results attributable to associates					
Operating profits before income tax		6,617	1,869	-	-
Income tax expense		(1,030)	(463)	-	-
Operating profits after income tax expense		5,587	1,406	-	-
(d) Reserves attributable to associates					
Foreign currency translation reserve:					
Balance at the beginning of the financial period		54	-	-	-
Effect of increase in foreign currency translation reserve during the financial period		(1,474)	54	-	-
Balance at the end of the financial period		(1,420)	54	-	-
(e) Share of associates' contingent liabilities					
Performance related guarantees issued		-	78	-	-
		-	78	-	-

28 INVESTMENTS IN ASSOCIATES (CONTINUED)

(f) Share of associates' expenditure commitments

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Operating lease commitments	840	2,279	-	-
Finance lease commitments	28	29	-	-
Capital expenditure commitments*	8,513	-	-	-
	9,381	2,308	-	-

* Relates to expenditure commitments for the Esperance Power project.

(g) Summary of the financial position of associates

The consolidated entity's share of aggregate assets and liabilities of associates are:

	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Current assets	31,998	34,701	-	-
Non-current assets	3,839	3,752	-	-
Current liabilities	(24,623)	(26,831)	-	-
Non-current liabilities	(644)	(2,350)	-	-
Net assets	10,570	9,272	-	-
Unamortised goodwill at the end of the financial period	1,143	1,040	-	-
Carrying amount at the end of the financial period	11,713	10,312	-	-

29 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

Joint Venture Entity	Principal Activity	Ownership Interest Consolidated 2003 %	Ownership Interest Consolidated 2002 %
Transfield Worley Joint Venture	Integrated engineering and construction services	50	50
Worley ABB Joint Venture (1)	Integrated engineering and construction services	50	50
TIGA Joint Venture	Design of Bayu-Undan condensate field	45	45
VRJ Worley Joint Venture	Safety and risk management	50	50
Worley Mamic Joint Venture	Project services	50	50
MG Joint Venture	Project services	50	50
APE JV	Project services	50	-
Worley Maunsell JV	Project services	50	-

(1) Balance date is 31 December

29 INTERESTS IN JOINT VENTURES (CONTINUED)

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated statement of financial position under the following classifications:

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
ASSETS				
Current assets				
Cash assets	14,455	10,309	-	-
Receivables	5,483	14,484	-	-
Other	4,908	718	-	-
Total current assets	24,846	25,511	-	-
Non-current assets				
Plant and equipment	1,308	1,994	-	-
Other	135	94	-	-
Total non-current assets	1,443	2,088	-	-
TOTAL ASSETS	26,289	27,599	-	-
LIABILITIES				
Current liabilities				
Payables	14,847	22,277	-	-
Provisions	7,733	4,369	-	-
Other current liabilities	-	430	-	-
Total current liabilities	22,580	27,076	-	-
Non-current liabilities				
Other current liabilities	631	523	-	-
Total non-current liabilities	631	523	-	-
TOTAL LIABILITIES	23,211	27,599	-	-
NET ASSETS	3,078	-	-	-

30 FINANCING ARRANGEMENTS

	Consolidated		Parent Entity	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
The consolidated entity had unrestricted access at balance date to the following lines of credit:				
Secured facilities				
Total facilities available:				
Loan facilities	28,190	27,630	27,000	27,000
Overdraft facilities	14,080	9,250	5,000	5,000
Bank guarantees and letters of credit	32,720	25,690	24,000	24,000
	74,990	62,570	56,000	56,000
Facilities utilised at balance date:				
Loan facilities	530	7,500	-	-
Overdraft facilities	1,750	-	-	-
Bank guarantees and letters of credit	20,790	10,350	17,710	-
	23,070	17,850	17,710	-
Facilities not utilised at balance date:				
Loan facilities	27,660	20,130	27,000	27,000
Overdraft facilities	12,330	9,250	5,000	5,000
Bank guarantees and letters of credit	11,930	15,340	6,290	24,000
	51,920	44,720	38,290	56,000
Unsecured facilities				
Total facilities available:				
Overdraft facilities	250	1,000	-	-
Bank guarantees and letters of credit	12,500	10,000	-	-
	12,750	11,000	-	-
Facilities utilised at balance date:				
Bank guarantees and letters of credit	3,570	100	-	-
	3,570	100	-	-
Facilities not utilised at balance date:				
Overdraft facilities	250	1,000	-	-
Bank guarantees and letters of credit	8,930	9,900	-	-
	9,180	10,900	-	-

Secured facilities

The secured bank loan, overdraft, bank guarantees and line of credit facilities of the consolidated entity and parent entity are secured by fixed and floating charges over the assets of the controlled entities Worley Group Limited, Worley Pty Limited, Worley No 2 Pty Limited, Worley Engineering Pty Limited, Worley Engineering Securities Pty Limited and Worley Financial Services Pty Limited. The facilities are subject to an annual review.

31 NON-CASH FINANCING ACTIVITIES

	Notes	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
Acquisition of plant and equipment by means of finance leases		732	578	-	-
Acquisition of controlled entity	27	-	-	-	94,660
		732	578	-	94,660

32 NOTES TO THE STATEMENTS OF CASH FLOWS

Reconciliation of operating profit after income tax to net cash flow from operating activities:

	Consolidated 12 months to 30 June 2003 $'000	Consolidated 8 months to 30 June 2002 $'000	Parent Entity 12 months to 30 June 2003 $'000	Parent Entity 16 months to 30 June 2002 $'000
Net profit after income tax expense	25,558	9,715	27,566	2,000
Non-cash items				
Depreciation of non-current assets	4,367	2,481	-	-
Amortisation of non-current assets	4,953	2,578	-	-
Investment in associate written down to recoverable amount	-	2,500	-	-
Provision for support of related entity	(1,650)	2,730	-	-
Dividends received from associates	3,324	404	-	-
Share of associates' net profits	(5,587)	(1,406)	-	-
Net gain on disposal of investments	(29)	-	-	-
Net loss on disposal of property, plant and equipment	82	217	-	-
Finance charges on capitalised leases	91	45	-	-
Cash flow adjusted for non-cash items	31,109	19,264	27,566	2,000
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial period				
Increase in prepayments	(173)	(144)	-	-
Decrease/(increase) in future income tax benefit	148	(4,079)	-	-
(Increase)/decrease in inventories	(492)	2,780	-	-
Decrease/(increase) in receivables	7,166	(4,048)	-	-
(Decrease)/increase in trade creditors	(6,555)	(7,232)	576	-
(Decrease)/increase in provision for income tax	(3,899)	7,552	6	-
(Decrease)/increase in provision for deferred tax	(965)	3	-	-
Increase in other provisions	3,597	1,909	-	-
Net cash inflow from operating activities	29,936	16,005	28,148	2,000

33 COMMITMENTS FOR EXPENDITURE

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
(a) Operating leases					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		3,913	6,799	-	-
Later than one year and not later than five years		4,803	13,111	-	-
Later than five years		1,430	143	-	-
Commitments not recognised in the financial statements		10,146	20,053	-	-
(b) Finance leases					
Commitments in relation to finance leases are payable as follows:					
Within one year		712	581	-	-
Later than one year and not later than five years		749	828	-	-
Minimum lease payments		1,461	1,409	-	-
Less:					
Future finance charges		(90)	(87)	-	-
Total lease liabilities		1,371	1,322	-	-
Representing lease liabilities:					
Current	16	682	539	-	-
Non-current	19	689	783	-	-
Total lease liabilities		1,371	1,322	-	-
(c) Capital expenditure and other commitments					
Other commitments in relation to capital expenditure and purchase commitments entered into:					
Within one year		-	798	-	-
Later than one year and not later than five years		-	397	-	-
Later than five years		-	338	-	-
Commitments not recognised in the financial statements		-	1,533	-	-

34 CONTINGENT LIABILITIES

Guarantees

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Bank guarantees outstanding at balance date in respect of financing facilities		3,196	3,451	-	-
Bank guarantees outstanding at balance date in respect of contractual performance		14,399	4,398	-	-
		17,595	7,849	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

Employee entitlements

The aggregate employee entitlements liability, including on-costs is comprised of:

	Notes	Consolidated 2003 $'000	Consolidated 2002 $'000	Parent Entity 2003 $'000	Parent Entity 2002 $'000
Provisions (current)	18	9,449	7,784	-	-
Provisions (non-current)	21	2,926	2,460	-	-
		12,375	10,244	-	-
Employee numbers					
Number of employees as at 30 June 2003		2,471	2,377	-	-

Executive Performance Rights Plan

As a result of listing on the Australian Stock Exchange, the employee incentive structure at Worley has changed, with the creation of an executive performance rights plan. Performance rights over the ordinary shares of Worley Group Limited are granted to directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board of directors.

Superannuation commitments

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

35 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (CONTINUED)

(a) Options

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

		2003		2002	
	Notes	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Balance at beginning of financial year	(i)	2,823,948	$1.67	2,101,948	$1.34
- granted		-	-	722,000	$2.66
- exercised	(ii)	(2,823,948)	$1.67	-	-
Balance at end of financial year		-	-	2,823,948	$1.67
Exercisable at end of financial year		-	-	1,757,149	$1.11

(i) Options held at the beginning of the reporting period:

The following table summarises information about options held by employees as at 1 July 2002:

Number of options	Grant date	Vesting date	Expiry date	Weighted average exercise price
1,757,149	30 June 1999	30 June 2002	30 June 2004	$1.11
344,799	16 May 2000	16 May 2003	16 May 2005	$2.47
722,000	30 June 2002	30 June 2005	30 June 2007	$2.66

(ii) Options exercised

The following table summarises information about options exercised by employees during the financial year ended 30 June 2003:

Number of options	Grant date	Exercise date	Expiry date	Weighted average exercise price	Proceeds from shares issued ($)	Number of shares issued	Issue Date
1,014,316	30 June 1999	2 August 2002	30 June 2004	$1.11	1,128,570	1,014,316	2 August 2002
742,833	30 June 1999	11 October 2002	30 June 2004	$1.11	826,507	742,833	11 October 2002
344,799	16 May 2000	11 October 2002	16 May 2005	$2.47	852,488	344,799	11 October 2002
722,000	30 June 2002	11 October 2002	30 June 2007	$2.66	1,920,520	722,000	11 October 2002

During the financial year, all options existing prior to the listing were exercised in advance of exercise date and the Executive Performance Rights Plan was established.

There were no options exercised by employees during the financial year ended 30 June 2002.

(b) Executive Performance Rights

On 23 December 2002, a total of 785,962 performance rights were issued to employees of the consolidated entity with annual vesting periods over three years. In line with the vesting periods, the performance rights are being amortised over 3 years at their fair value on a straight line basis. The fair value of the rights issued have been determined at $1.32, using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. No performance rights were eligible for exercise during the financial year ended 30 June 2003.

36 REMUNERATION OF DIRECTORS

	Directors of the Consolidated Entity		Directors of the Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$	$	$	$
Income paid or payable, or otherwise made available, to directors by entities in the consolidated entity and related parties in connection with the management of affairs of the parent entity or its controlled entities.	1,826,324	1,347,589	1,826,324	1,347,589

The number of directors of Worley Group Limited whose remuneration falls within the following bands is:	No.	No.	No.	No.
$20,000 - $29,999	1	-	1	-
$40,000 - $49,999	2	-	2	-
$50,000 - $59,999	1	-	1	-
$70,000 - $79,999	1	-	1	-
$90,000 - $99,999	3	-	3	-
$270,000 - $279,999	-	2	-	2
$280,000 - $289,999	-	1	-	1
$500,000 - $509,999	-	1	-	1
$580,000 - $589,999	1	-	1	-
$710,000 - $719,999	1	-	1	-

37 REMUNERATION OF EXECUTIVES

	Executives of the Consolidated Entity		Executives of the Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$	$	$	$
Remuneration received or due and receivable, from entities in the consolidated entity and related parties by Australian based executive officers (excluding directors) whose remuneration was at least $100,000:				
Executive officers of other entities in the consolidated entity	1,901,218	898,617	-	-
The number of executives of the consolidated entity and the company whose remuneration falls within the following bands:	No.	No.	No.	No.
$120,000 - $129,999	-	1	-	-
$170,000 - $179,999	1	1	-	-
$180,000 - $189,999	-	1	-	-
$200,000 - $209,999	-	1	-	-
$210,000 - $219,999	-	1	-	-
$220,000 - $229,999	1	-	-	-
$310,000 - $319,999	1	-	-	-
$350,000 - $359,999	2	-	-	-
$470,000 - $479,999	1	-	-	-

38 REMUNERATION OF AUDITORS

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$	$	$	$
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	475,233	252,335	-	-
Other auditors of controlled entities	31,233	18,836	-	-
	506,466	271,171	-	-
Amounts received for other services:				
Services provided in relation to the initial public offer	605,903	-	-	-
Other assurance related services	85,165	99,239		
	691,068	99,239	-	-
	1,197,534	370,410	-	-

39 RELATED PARTIES

(a) Directors

The names of persons who were directors of Worley Group Limited at any time during the financial year were as follows:

John Schubert (appointed 11/10/2002)
Ron McNeilly (appointed 11/10/2002)
Grahame Campbell (appointed 11/10/2002)
Erich Fraunschiel (appointed 05/03/2002)
John Grill
John Green (appointed 11/10/2002)
David Housego (appointed 11/10/2002)
Peter Meurs (resigned 11/10/2002)
David Mofflin (resigned 11/10/2002)
Russell Staley (resigned 11/10/2002)

	Consolidated		Parent Entity	
(b) Loans to directors and director-related entities	**2003 $**	**2002 $**	**2003 $**	**2002 $**
Loans to directors of entities in the consolidated entity and their director-related entities at the end of the financial period are as follows:				
Unsecured loans	20,200	50,139	-	-
Loan repayments received:				
Unsecured loan to D Mofflin	50,139	-	-	-
Unsecured loan to D Housego	89,800	-	-	-
	139,939	-	-	-
Interest revenue on loans to directors of entities in the consolidated entity included in the determination of profit from ordinary activities before income tax	6,146	-	-	-

The unsecured loan outstanding at 30 June 2003 accrues interest at a rate of 6.5% per annum and is repayable on demand.

(c) Transactions of directors and director-related entities concerning ordinary shares of Worley Group Limited	**Parent entity and consolidated 2003 Number**	**2002 Number**
Aggregate number of shares acquired on exercise of options	1,036,544	363,745
Aggregate number of shares acquired under the Non-executive Director Share Plan	29,912	-
Aggregate number of performance rights acquired under the Executive Performance Rights Plan	157,858	-
Aggregate number of shares held	32,405,170	16,966,917

There have been no other transactions concerning equity instruments during the financial year with directors or their director-related entities.

39 RELATED PARTIES (CONTINUED)

	Consolidated		Parent Entity	
	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
	$'000	$'000	$'000	$'000

(d) Wholly-owned group transactions

The wholly owned group consists of Worley Group Limited and it's wholly owned entities listed at note 27.
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly-owned group:

Dividend revenue			27,553	2,000

(e) Other related parties

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:

	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
Dividend revenue:				
Associates	3,075	404	-	-
Controlled entities	-	-	27,553	2,000
Other revenue:				
Associates	2,618	6,184	-	-

Aggregate amounts brought to account in relation to other transactions with each class of other related parties:

	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
Loans advanced to:				
Controlled entities	-	-	48,548	-
Associates	73	3,489	-	-
Loan repayments from:				
Controlled entities	-	-	9,589	-
Associates	1,109	1,000	-	-

Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:

	12 months to 30 June 2003	8 months to 30 June 2002	12 months to 30 June 2003	16 months to 30 June 2002
Current receivables:				
Controlled entities	-	-	28,959	-
Associates	11,318	5,780	-	-
Current payables:				
Associates	2,057	2,385	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(f) Controlling entities

Worley Group Limited is the ultimate Australian parent company.

40 SEGMENT INFORMATION

Primary reporting – business segments

12 months to 30 June 2003	Oil & Gas	Minerals & Metals	Industrial & Infrastructure	Refining, Petrochemicals & Chemicals	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Sales to external customers	253,045	66,850	27,384	19,221	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Total sales revenue	262,549	66,850	29,532	19,221	680	(3,401)	375,431
Share of net profit/(loss) of associates	4,565	-	592	430	-	-	5,587
Other revenue	823	-	-	-	1,489	-	2,312
Total segment revenue	267,937	66,850	30,124	19,651	2,169	(3,401)	383,330
Segment result	36,655	8,468	3,232	2,400	1,663	-	52,418
Amortisation expense							(3,373)
Unallocated corporate expenses							(16,651)
Result from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							25,558
Segment assets	72,808	19,390	14,098	5,433	-	-	111,729
Goodwill and trade name							61,705
Unallocated corporate assets							38,210
Consolidated total assets							211,644
Segment liabilities	41,124	9,227	6,187	1,704	-	-	58,242
Unallocated corporate liabilities							34,988
Consolidated total liabilities							93,230
Investments in associates included in segment assets	8,723	-	2,731	259	-	-	11,713
Acquisition of property, plant and equipment, intangible and other non current assets	4,589	168	223	-	-	-	4,980
Depreciation and amortisation expense	3,913	410	220	109	1,471	-	6,123
Unallocated depreciation and amortisation expense							3,197
Total depreciation and amortisation expense							9,320
Non cash expenses other than depreciation and amortisation	144	-	-	-	-	-	144

40 SEGMENT INFORMATION (CONTINUED)

Primary reporting – business segments

8 months to 30 June 2002	Oil & Gas $'000	Minerals & Metals $'000	Industrial & Infrastructure $'000	Refining, Petrochemicals & Chemicals $'000	Other $'000	Elimination $'000	Consolidated $'000
Sales to external customers	206,838	4,768	16,270	13,077	8,444	-	249,397
Inter-segment sales	14,657	4,221	1,785	447	5,667	(26,777)	-
Total sales revenue	221,495	8,989	18,055	13,524	14,111	(26,777)	249,397
Share of net profit or (loss) of associates	1,629	-	(227)	-	4	-	1,406
Other revenue	-	-	-	-	1,362	-	1,362
Total segment revenue	223,124	8,989	17,828	13,524	15,477	(26,777)	252,165
Segment result	29,062	1,177	1,962	115	(483)	-	31,833
Amortisation expense							(2,578)
Unallocated corporate expenses							(14,271)
Result from ordinary activities before income tax expense							14,984
Income tax expense							(5,269)
Profit from ordinary activities after income tax expense							9,715
Segment assets	59,680	7,843	8,378	1,213	3,179	-	80,293
Goodwill and trade name							62,950
Unallocated corporate assets							53,273
Consolidated total assets							196,516
Segment liabilities	42,287	7,421	3,941	1,206	2,016	-	56,871
Unallocated corporate liabilities							37,563
Consolidated total liabilities							94,434
Investments in associates included in segment assets	6,979	-	3,333	-	-	-	10,312
Acquisition of property, plant and equipment, intangible and other non current assets	2,340	306	150	64	195	-	3,055
Depreciation and amortisation expense	1,172	135	90	1	587	-	1,985
Unallocated depreciation and amortisation expense							496
Total depreciation and amortisation expense							2,481
Non cash expenses other than depreciation and amortisation	2,268	55	176	143	-	-	2,642

40 SEGMENT INFORMATION (CONTINUED)

Secondary reporting – geographical segments

12 months to 30 June 2003	Australia & New Zealand $'000	Asia & Middle East $'000	USA $'000	Total $'000
Sales to external customers	286,112	61,888	26,556	374,556
Segment net assets	181,656	23,684	5,768	211,108

12 months to 30 June 2002	Australia & New Zealand $'000	Asia & Middle East $'000	USA $'000	Total $'000
Sales to external customers	227,640	12,554	9,203	249,397
Segment net assets	169,731	21,976	4,809	196,516

The consolidated entity's operating companies are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

The primary markets are Oil & Gas (includes Pipelines and Terminals as they are predominantly for Oil and Gas clients), Minerals and Metals, Refining, Petrochemicals and Chemicals, and Industrial and Infrastructure (including Power and Water).

Geographically, the consolidated entity operates in three predominant segments, Australia & New Zealand, Asia & the Middle East, and USA. Outside of Australia, activities are predominantly in the Oil & Gas segment.

Segment accounting policies

Segment accounting policies are the same as the consolidated entity's policies described in note 1. During the financial period, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

41 FINANCIAL INSTRUMENTS

(a) Off-balance sheet derivative instruments

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales and purchases. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts and put option contracts have been used for hedging purposes.

At balance date, the details of outstanding contracts are:

Sell US Dollars	Buy Australian dollars		Average Exchange Rate	
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
0 - 6 months	11,776	21,875	0.5526	0.5366

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:	2003 $'000	2002 $'000
Unrealised gains	1,843	1,148
Less: Unrealised losses	-	(3)
Net unrealised gains	1,843	1,145

(b) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position is generally the carrying amount, net of any provisions for doubtful debts.

(c) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table.

	Weighted Average Interest rate (%)	Floating Interest rate $'000	Fixed interest maturing in: 1 year or less $'000	over 1 year to 5 years $'000	more than 5 years $'000	Non interest bearing $'000	Total $'000
Financial assets							
Cash and deposits	4.75	35,428	-	-	-	-	35,428
Receivables		-	-	-	-	70,148	70,148
Other financial assets		-	-	-	-	120	120
Total financial assets		35,428	-	-	-	70,268	105,696
Financial liabilities							
Bank overdrafts and loans	8.50	2,605	419	-	-	-	3,024
Interest bearing liabilities		-	828	689	-	-	1,517
Trade and other creditors		-	-	-	-	45,125	45,125
Total financial liabilities		2,605	1,247	689	-	45,125	49,666
Net financial assets							56,030

41 FINANCIAL INSTRUMENTS (CONTINUED)

(d) Reconciliation of net financial assets to net assets

	Consolidated 2003 $'000	Consolidated 2002 $'000
Net financial assets as above	56,030	31,320
Non-financial assets and liabilities:		
Inventories	10,777	8,234
Property, plant and equipment	11,186	12,306
Other assets	84,845	83,982
Provisions	(33,300)	(16,519)
Other liabilities	(10,876)	(17,241)
Net assets per balance sheet	118,662	102,082

42 SUBSEQUENT EVENTS

Effective 1 July 2003, Worley Engineering Pty Limited acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, also acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

Directors' Declaration

In accordance with a resolution of the directors of Worley Group Limited, we state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the period ended that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the member of the Closed Group identified in Note 27 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board





John Schubert
Chairman

John Grill
Director

Sydney, 3 September 2003

Ernst & Young

■ The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

■ Tel 61 2 9248 5555
Fax 61 2 9248 6565
DX Sydney Stock
Exchange 10172

Independent audit report to members of Worley Group Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Worley Group Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that it complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion, the financial report of Worley Group Limited is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the financial position of Worley Group Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.



Ernst & Young



Michael Elliott
Partner
Sydney
3 September 2003

CORPORATE INFORMATION
ABN 17 096 090 158

DIRECTORS

John Schubert (Chairman)
Ron McNeilly (Deputy Chairman)
Grahame Campbell
Erich Fraunschiel
John Grill
John Green
David Housego



COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060.

BANKERS

HSBC Bank Australia Limited
HSBC Bank plc

AUDITORS



Ernst & Young



Worley

Full Year Results 30 June 2003

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer

3-Sept-03



Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries
- All phases of projects



1
IDENTIFY
Licences
Exploration
Strategic Fit
2
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
3
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
4
EXECUTE
Detailed Design
Construction
Commissioning
5
OPERATE
Maintain
Upgrade

- ASX listing; 28 November 2002 – $1.75
- 2003 Financial Year; record result for Group
- Favourable outlook for 2004


Worley

2003 Performance

- Record result
  - Net profit up 46.2%
  - Net profit up 38.3% ex Atria
- Organic result
- Increasing diversification
  - Minerals & Metals
  - Infrastructure
  - International
- Joint ventures performing well
  - Transfield Worley / WABB / TIGA (Bayu Undan)



Worley

2003 Performance

- Alliance uptake increasing
  - Long term contracts approximately 40%
  - Minerals & Metals
- Development business established
  - Esperance Energy Project
  - Exmouth negotiations
  - Next steps being developed
- Evaluated a number of opportunities and concluded two
  - MEG Worley
  - Jones & Jones



Worley

2nd Half Wins (since previous ASX announcement)

IDENTIFY 1
Licences
Exploration
Strategic Fit

SELECT 2
Appraisal
Concept Eng'g
Uncertainty Mgt

DEFINE 3
Asset Dev't Plans
Front-end Design
Contract Strategy

EXECUTE 4
Detailed Design
Construction
Commissioning

OPERATE 5
Maintain
Upgrade

Ma'aden Refinery

Murphy Oil
BHPB

Aughinish Study

MEG Worley

Jones & Jones

Chemeq

Sterlite
Petrovietnam
CH4
Apache 'Linda'
Unocal 'Big Oil'

Shell Malaysia Expansion
Kerteh
Salman IOOC

CNOOC
EPMI
Burrup Fertilisers

Esso BHPB Contract Extension
Sydney Water Alliance
BOC Alliance

Hydro Alliance
Tomago Alliance



Worley

2003 Financial Performance

	Full Year Proforma Actual FY02	Actual FY03	Growth 2002	Full Year Prospectus Forecast FY03
Aggregated Revenue	**$437.8**	**$474.4**	**8.3%**	**$495.7**
EBITDA	$33.5	$41.5	24.0%	$38.6
EBIT	$25.9	$32.1	23.9%	$30.9
Margin %	5.9%	6.8%		6.2%
Net Profit	**$17.7**	**$25.9**	**46.3%**	**$22.6**
Margin %		5.5%		4.6%
Dividend (cents per share)		5.0		5.0
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	16.3	20.4	25.2%	18.1
Basic earnings per share (cents per share)	13.6	18.1	33.1%	15.8

Atria profit impact $1.4m
Ex Atria net growth 38.3%



Worley

Oil & Gas

International Business

- South East Asia delivered excellent results
  - Malaysia / Indonesia / Brunei
- Strong result in Saudi Arabia (MPP)
- Other Middle East affected by the Iraqi situation
- TIGA joint venture; successful installation of the Bayu Undan offshore platforms and facilities



Worley



Oil & Gas

- Integrated services contracts with Woodside, Esso BHP Billiton and Shell Todd (NZ) performed in line with expectations
- The Australian oil & gas business provided a number of challenges during the year
- The US business was affected by delays in the mobilisation and commencement of projects previously awarded. Now to start in 2004 Financial Year

> "The percentage of Worley's oil & gas revenue from international operations increased in 2003 and this trend is set to continue."



Worley

Refining, Petrochemical & Chemicals (RPC)

- Revenue

2000	2003	
$12.5m	$30.8m	2.5x

- Growth in international markets is strong
  - Malaysia
  - Saudi Arabia
  - Building on reputation
- Australian/New Zealand industry conditions challenging
  - Transfield Worley relationship excellent
  - Strong Alliance/ISC presence



Worley

Minerals & Metals

- Revenue

	2000	2003	
	$10.00m	$66.9m	6.5x

- Outstanding performance
- Alliance uptake encouraging
  - WMC
  - Worsley
  - Hydro
  - Tomago
- Large project capability enhanced
  - AMC for Leightons
  - Comalco CAR for Bechtel
- Recognised capability in aluminium / alumina
  - Comalco CAR
  - Jones & Jones
  - Worsley
  - Hydro
  - Tomago
  - Sterlite
  - Aughinish
  - Ma'aden
- Continued growth from strong base


Worley

Industrial & Infrastructure

- Revenue

2000	2003	
$18.6m	$59.0m	3.2x

- Expansion continues
- Capability primarily in
  - Industrial – Chemeq
  - Rail – Rolling stock
  - Power generation and distribution
  - Water
- BOC Alliance – South East Asia (2004)
- Integrated delivery with other sectors
  - Construction management capability
  - Complete project services
- Excellent prospects for continued growth



Worley

Developments

- Esperance Energy Project
  - Financial close 28 February 2003
  - Project at 50% completion
  - Commercial operation – second half 2004 Financial Year
- Exmouth
  - Preferred bidder (Power Station only)
  - Power Purchase Agreement (PPA) negotiations underway
  - Financial close expected in 2004 Financial Year
- Strategy development ongoing
  - Waste prospects emerging
  - Equity retention



Worley

Acquisitions

A number of options considered through 2003

- **MEG Worley**
  - **50% shareholder in Macdonald Engineering Group, Calgary, Canada**
  - **Tar sands / heavy oil (domestic and international)**
    - Add larger project capability / international network
    - Alliance culture
  - **Consideration $3.3m – 1 August 2003**
- **Jones & Jones**
  - **51% shareholder in Jones & Jones, Geelong, Victoria**
  - **Specialist aluminium industry capability**
    - Add larger project capability / international network
    - Alliance culture
  - **Consideration $1.6m – 1 July 2003**
- **Will pursue other acquisition opportunities that**
  - **Add technical capability, geographic coverage and additional services**



Worley

Financial Ratios

	Pro forma 2002 $'m	Forecast IPO $'m	Actual 2003 $'m	
Summary of cash flows				
Operations	29.7	13.7	29.9	Working Capital Improvement Less Tax Paid
Investing	(6.3)	(13.9)	(6.7)	Esperance Timing
Financing	(4.2)	(4.5)	(5.3)	
Net	19.2	(4.7)	17.9	
Per share		(0.03)	0.12	
Ratios/Statistics				
Effective tax rate %	29%	25%	21%	R&D Positive
Net Franking balance $'m			11.5	
Net debt	0	0	0	Financial Capacity
Available facilities $'m	73.6	73.6	87.8	
ROE normalised		55%	61%	
ROE	26%	21%	23%	
Revenue Profile	**2000 FY**		**2003 FY**	
Oil & Gas/Other segments	80/20		67/33	Increasing Diversification
Australia/International	90/10		58/42	
100%/Joint Ventures	45/55		62/38	JVs Important
Alliance & ISC as % revenue			40%	



Worley

Final Dividend

- Fully franked final dividend – 5 cents per share (as per Prospectus)
- Payable on 13 October 2003
- Franking position $11.5m (prior to Tax Paid Basis - $26.9m)
- Dividend policy being refined
  - Medium-term acquisition strategy



Worley



Outlook 2004

- Expect to deliver further increase in earnings
- Long-term contracts approaching 40% revenue
- 2nd Half weighting
  - Conversion of FEED (2-3) to Detailed Design (4)
  - Alliance start-ups
  - Commercial operation – Esperance Energy Project
- Management targets
  - Earnings growth
  - ROE >20%



Worley

 Worley

3 September 2003

Media Release

WORLEY GROUP LIMITED
(ASX: WOR)

WORLEY GROUP ANNOUNCES RECORD PROFIT

Leading professional services company Worley Group Limited today announced a 46.2% lift in annual net profit for the year to 30 June 2003, the company's maiden result as a listed company. The net profit of $25.9m represents a 14.4 % increase on the prospectus forecast of $22.6m.

Included in the full year result is an after tax profit of $1.4m relating to the sale of the company's interest in Atria (a human resource services company) during the financial year. Excluding the Atria sale proceeds the net profit was $24.5m an increase of 38.3% on pro forma 2002 financial year and 8.2% above the prospectus forecast.

As previously announced to the ASX, the directors have declared a fully franked final dividend of 5 cents per share, in line with the prospectus. The dividend will be payable on Monday 13 October 2003 for shareholders on the register as at midnight (Sydney time) on Friday 3 October 2003. The record date was previously announced as 6 October 2003 but has been changed in line with ASX requirements.

Also today, Worley announces a material contract extension and several new investments concluded since 30 June 2003.

Chief Executive Officer Comment

The chief executive officer of Worley, Mr John Grill, said:

"We are pleased to have achieved our prospectus forecast result. The 2003 result was underpinned by the continued strong performance in our Asian operations and above forecast growth in our Minerals & Metals group. In addition, Worley's joint ventures and integrated service contracts continued a pattern of long-term growth.

Our alliance contracting model continues to gain acceptance with clients. Long-term alliance style and integrated services contracts now represent approximately 40% of 2003 Aggregated Revenue**, reflecting a number of important contract extensions and new alliances.

The result underlines the benefits of Worley's increasing operational and geographic diversification. We were able to achieve this result despite a significant financial impact on our oil & gas business in the Middle East in the second half of the year from the Iraqi situation and the effect of an appreciating Australian Dollar."

 Worley

Summary

WORLEY GROUP LIMITED		2002 %	2003 $'000	Pro forma* 2002 $'000	IPO prospectus 2003 $'000
Revenue from ordinary activities			377,743	377,224	412,000
Less: procurement services revenue			(8,251)	(27,175)	(19,900)
Revenue from ordinary activities excluding procurement services revenue			369,492	350,049	392,100
Add: share of revenue from associates	UP	5.6	104,882	87,800	103,600
Aggregated revenue**	**UP**	**8.3**	**474,374**	**437,849**	**495,700**
Earnings before interest and tax (EBIT)	**UP**	**23.9**	**32,149**	**25,942**	**30,900**
Profit before tax	**UP**	**26.9**	**32,394**	**25,521**	**30,500**
Net profit after tax	**UP**	**41.8**	**25,558**	**18,030**	**22,800**
Net profit attributable to members of Worley Group Limited	**UP**	**46.2**	**25,860**	**17,683**	**22,600**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**UP**	**25.2**	**20.4**	**16.3**	**18.1**
Basic earnings per share (cents per share)	**UP**	**33.1**	**18.1**	**13.6**	**15.8**
Diluted earnings per share (cents per share)	**UP**	**41.3**	**17.8**	**12.6**	**15.5**

* Pursuant to the restructure of the Worley Group on 25 October 2001, the previous corresponding period operating results are for statutory accounting purposes for the eight month period from 26 October 2001 to 30 June 2002. To provide a more meaningful comparison of the results of the Worley Group for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, a pro forma Statement of Financial Performance and Statement of Cash Flows are provided as a comparative in this report. This information is based on the Worley Prospectus dated 18 October 2002 (the "Prospectus").

** Aggregated Revenue as defined in the Prospectus includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from Aggregated Revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.



Finance

The result, Worley's first full year result as a listed company, was earned on Aggregated Revenue of $474.4m, an increase of 8.3% on the previous corresponding period and 4.3 % below the prospectus forecast of $495.7m.

Worley earned a net margin on Aggregated Revenue of 5.2% (excluding Atria impact), an increase on pro forma 2002 financial year's margin of 4.0%. Return on average equity was 23.4%. Earnings per share was 18.1 cents, a growth of 33.1% on pro forma 2002 earnings per share.

The appreciation in value of the Australian Dollar against the US Dollar during the financial year to an average of 58.6 cents compared to the forecast used in the company's prospectus of 55.0 cents negatively impacted both translation of Aggregated Revenue by $7.3m (1.5% of total Aggregated Revenue) and translation of EBIT by $0.6m.

The company tax rate for the 2003 financial year was 21.1% compared to the prospectus forecast rate of 25.2% and 2002 pro forma rate of 29.4%. The 2003 tax result includes a larger than forecast benefit from R&D expenditure claimed of $3.3m. Some of the company's activities are eligible for the R&D concession. While the current R&D regime remains in place the company should continue to remain eligible in respect of these activities. This benefit is partially offset by international withholding taxes and some non-deductible losses in the international operations totalling $2.5m.

Net cash inflow from operating activities was $29.9m, in excess of the prospectus forecast of $13.7m but in line with the pro forma 2002 financial year result, reflecting better than forecast working capital management and lower than forecast tax payments.

Cash outflow relating to investing activities was $6.7m, lower than the prospectus forecast of $13.9m, reflecting a timing benefit for Worley's equity contribution required for the Esperance Energy Project.

Segment Comments

Oil & Gas remains Worley's key customer sector group comprising 68% of Aggregated Revenue. Operational key points for 2003 were:

- South East Asia in particular, Malaysia, Indonesia and Brunei delivered excellent results.
- A strong result was recorded in Saudi Arabia highlighted by the award of the Maintain Potential Programme contract for Saudi Aramco offshore facilities.

- The other offices in the Middle East were adversely affected by the Iraqi situation.
- The TIGA joint venture achieved continuing good performance culminating in the successful installation of the Bayu Undan offshore platforms and facilities.
- Our integrated services contracts with Woodside, Esso BHP Billiton and Shell Todd (NZ) performed in line with expectations.
- The Australian oil & gas business provided a number of challenges during the year.
- The oil & gas business in the US was affected by delays in the mobilisation and commencement of projects that had been previously awarded but will now start through the 2004 financial year.

"The percentage of Worley's oil & gas revenue from international operations increased in 2003 and this trend is set to continue in 2004 as our international footprint and capability continues to develop," John Grill said.

The 2003 result from the **Minerals & Metals** group was strong with Aggregated Revenue of $66.8m being an increase of 130% on pro forma 2002 financial year and in excess of prospectus forecast, reflecting the combination of a number of major projects and the establishment of alliances throughout the financial year.

"The strong project performance in the business and the start of a number of new alliances reflects the work we have undertaken over a number of years in establishing a large and viable business in this sector," John Grill said.

Worley's **Refining, Petrochemical & Chemicals** business had continued growth with Aggregated Revenue of $30.8m being an increase of 4.1% on pro forma 2002 financial year. International operations in Malaysia and Saudi Arabia performed to expectation and Worley continued to build its reputation in the international market. However, industry conditions in the Australian Refining, Petrochemical & Chemicals business remain relatively challenging.

2003 also witnessed continued expansion in the **Infrastructure** segment with strong growth from the joint venture with Burns & Roe in the Australian power & water sector, and in the industrial & infrastructure businesses in Australia and Singapore. Infrastructure Aggregated Revenue for 2003 was $59.0m, an increase of 57.5% on pro forma 2002 financial year and ahead of prospectus forecast.

The financial close of the Esperance Energy Project in 2003 was the first tangible step in Worley's development strategy with the development phase of this project approximately 50% complete. Commercial operation is expected in the second half of the 2004 financial year.

 **Worley**

Commenting on the progress in Worley's Infrastructure businesses, chief executive officer John Grill said:

"We continue to expand and develop our Infrastructure businesses and we see continued growth in this area as an important part of our on-going diversification. We have made satisfactory progress with our development strategy in 2003 and are looking forward to this emerging part of our business making a financial contribution to the results of the Worley Group in 2004."

Business Initiatives

Contract Extension

The company is also announcing today that Esso BHP Billiton has extended the term of the company's service contract, delivered through the Worley ABB joint venture, for one year to December 2004.

Business Development

Since 30 June 2003 Worley has concluded 2 investments that will extend the company's capabilities in the energy, resource and complex process industries.

MEG Worley

Worley has acquired a 50% interest in Macdonald Engineering Group (MEG), a Calgary, Canada based company providing multi disciplinary design and project services to the hydrocarbons industry in Canada, Europe and the Middle East. MEG is a recognised leader in the design of heavy oil and bitumen production facilities.

The consideration paid was $3.3m and the acquisition was effective from 1 August 2003.

Jones & Jones

Worley has acquired, effective 1 July 2003, a 51% interest in Jones & Jones, an Australian design and project services company based in Geelong, Victoria. Jones & Jones is a recognised leader in the provision of specialist skills to the aluminium industry.

The consideration paid was $1.6m. Some additional consideration is conditional upon the achievement of certain financial performance targets.

Commenting on these investments Mr Grill said, " We are delighted to welcome Macdonald Engineering Group and Jones & Jones into the Worley Group. These investments will extend our skills and geographic coverage in the oil & gas and minerals & metals markets. We are looking forward to adding Worley's project and

alliancing capabilities to these businesses and integrating them with our existing activities and international network".

Outlook

Commenting on the outlook for the Worley Group chief executive officer John Grill said:

"The outlook for the Worley Group remains strong. Worley has a robust and developing international network of operations, and an increasingly diversified business. Our revenue profile is lengthening with a solid increase in long term and alliance style contracts and we have a track record of acceptable earnings growth in our core business and joint ventures.

Subject to reasonable conditions in the markets in which we operate, we expect to deliver further increase in earnings in the 2004 financial year with our project profile having a weighting towards the second half of the financial year.

Our balance sheet strength gives us the capacity to continue to evaluate opportunities for new business growth that add to our existing capability and that provide value for our shareholders."

For further information please contact:

John Grill	David Housego
Chief Executive Officer	Chief Financial Officer
Ph: +61 2 8923 6866	Ph: +61 2 8923 6866



Worley

Full Year Results 30 June 2003

John Grill, Chief Executive Officer
David Housego, Chief Financial Officer

3-Sept-03



Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries
- All phases of projects



1
2
3
4
5
IDENTIFY
Licences
Exploration
Strategic Fit
SELECT
Appraisal
Concept Eng'g
Uncertainty Mgt
DEFINE
Asset Dev't Plans
Front-end Design
Contract Strategy
EXECUTE
Detailed Design
Construction
Commissioning
OPERATE
Maintain
Upgrade

- ASX listing; 28 November 2002 – $1.75
- 2003 Financial Year; record result for Group
- Favourable outlook for 2004



Worley



2003 Performance

- Record result
  - Net profit up 46.2%
  - Net profit up 38.3% ex Atria
- Organic result
- Increasing diversification
  - Minerals & Metals
  - Infrastructure
  - International
- Joint ventures performing well
  - Transfield Worley / WABB / TIGA (Bayu Undan)



Worley



2003 Performance

- Alliance uptake increasing
  - Long term contracts approximately 40%
  - Minerals & Metals
- Development business established
  - Esperance Energy Project
  - Exmouth negotiations
  - Next steps being developed
- Evaluated a number of opportunities and concluded two
  - MEG Worley
  - Jones & Jones



Worley

2nd Half Wins (since previous ASX announcement)

IDENTIFY 1
Licences
Exploration
Strategic Fit
SELECT 2
Appraisal
Concept Eng'g
Uncertainty Mgt
DEFINE 3
Asset Dev't Plans
Front-end Design
Contract Strategy
EXECUTE 4
Detailed Design
Construction
Commissioning
OPERATE 5
Maintain
Upgrade
Ma'aden Refinery
Murphy Oil
BHPB
Aughinish Study
MEG Worley
Jones & Jones
Chemeq
Sterlite
Petrovietnam
CH4
Apache 'Linda'
Unocal 'Big Oil'
Shell Malaysia Expansion
Kerteh
Salman IOOC
CNOOC
EPMI
Burrup Fertilisers
Esso BHPB Contract Extension
Sydney Water Alliance
BOC Alliance
Hydro Alliance
Tomago Alliance



Worley

2003 Financial Performance

	Full Year Proforma Actual FY02	Actual FY03	Growth 2002	Full Year Prospectus Forecast FY03
Aggregated Revenue	**$437.8**	**$474.4**	**8.3%**	**$495.7**
EBITDA	$33.5	$41.5	24.0%	$38.6
EBIT	$25.9	$32.1	23.9%	$30.9
Margin %	5.9%	6.8%		6.2%
Net Profit	**$17.7**	**$25.9**	**46.3%**	**$22.6**
Margin %		5.5%		4.6%
Dividend (cents per share)		5.0		5.0
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	16.3	20.4	25.2%	18.1
Basic earnings per share (cents per share)	13.6	18.1	33.1%	15.8

Atria profit impact $1.4m
Ex Atria net growth 38.3%



Worley

Oil & Gas



International Business

- South East Asia delivered excellent results
  - Malaysia / Indonesia / Brunei
- Strong result in Saudi Arabia (MPP)
- Other Middle East affected by the Iraqi situation
- TIGA joint venture; successful installation of the Bayu Undan offshore platforms and facilities



Worley



Oil & Gas

- Integrated services contracts with Woodside, Esso BHP Billiton and Shell Todd (NZ) performed in line with expectations
- The Australian oil & gas business provided a number of challenges during the year
- The US business was affected by delays in the mobilisation and commencement of projects previously awarded. Now to start in 2004 Financial Year

> "The percentage of Worley's oil & gas revenue from international operations increased in 2003 and this trend is set to continue."


Worley

Refining, Petrochemical & Chemicals (RPC)

- Revenue

2000	2003	
$12.5m	$30.8m	2.5x

- Growth in international markets is strong
  - Malaysia
  - Saudi Arabia
  - Building on reputation
- Australian/New Zealand industry conditions challenging
  - Transfield Worley relationship excellent
  - Strong Alliance/ISC presence



Worley

Minerals & Metals

- Revenue

	2000	2003	
	$10.00m	$66.9m	6.5x

- Outstanding performance
- Alliance uptake encouraging
  - WMC
  - Worsley
  - Hydro
  - Tomago
- Large project capability enhanced
  - AMC for Leightons
  - Comalco CAR for Bechtel
- Recognised capability in aluminium / alumina
  - Comalco CAR
  - Jones & Jones
  - Worsley
  - Hydro
  - Tomago
  - Sterlite
  - Aughinish
  - Ma'aden
- Continued growth from strong base



Worley

Industrial & Infrastructure

- Revenue

2000	2003	
$18.6m	$59.0m	3.2x

- Expansion continues
- Capability primarily in
  - Industrial – Chemeq
  - Rail – Rolling stock
  - Power generation and distribution
  - Water
- BOC Alliance – South East Asia (2004)
- Integrated delivery with other sectors
  - Construction management capability
  - Complete project services
- Excellent prospects for continued growth



Worley



Developments

- Esperance Energy Project
  - Financial close 28 February 2003
  - Project at 50% completion
  - Commercial operation – second half 2004 Financial Year
- Exmouth
  - Preferred bidder (Power Station only)
  - Power Purchase Agreement (PPA) negotiations underway
  - Financial close expected in 2004 Financial Year
- Strategy development ongoing
  - Waste prospects emerging
  - Equity retention



Worley

Acquisitions

A number of options considered through 2003

- MEG Worley
  - 50% shareholder in Macdonald Engineering Group, Calgary, Canada
  - Tar sands / heavy oil (domestic and international)
    - Add larger project capability / international network
    - Alliance culture
  - Consideration $3.3m – 1 August 2003
- Jones & Jones
  - 51% shareholder in Jones & Jones, Geelong, Victoria
  - Specialist aluminium industry capability
    - Add larger project capability / international network
    - Alliance culture
  - Consideration $1.6m – 1 July 2003
- Will pursue other acquisition opportunities that
  - Add technical capability, geographic coverage and additional services


Worley

Financial Ratios

	Pro forma 2002 $'m	Forecast IPO $'m	Actual 2003 $'m	
Summary of cash flows				
Operations	29.7	13.7	29.9	Working Capital Improvement Less Tax Paid
Investing	(6.3)	(13.9)	(6.7)	Esperance Timing
Financing	(4.2)	(4.5)	(5.3)	
Net	19.2	(4.7)	17.9	
Per share		(0.03)	0.12	
Ratios/Statistics				
Effective tax rate %	29%	25%	21%	R&D Positive
Net Franking balance $'m			11.5	
Net debt	0	0	0	Financial Capacity
Available facilities $'m	73.6	73.6	87.8	
ROE normalised		55%	61%	
ROE	26%	21%	23%	
Revenue Profile	**2000 FY**		**2003 FY**	
Oil & Gas/Other segments	80/20		67/33	Increasing Diversification
Australia/International	90/10		58/42	
100%/Joint Ventures	45/55		62/38	JVs Important
Alliance & ISC as % revenue			40%	



Worley



Final Dividend

- Fully franked final dividend – 5 cents per share (as per Prospectus)
- Payable on 13 October 2003
- Franking position $11.5m (prior to Tax Paid Basis - $26.9m)
- Dividend policy being refined
  - Medium-term acquisition strategy



Worley



Outlook 2004

- Expect to deliver further increase in earnings
- Long-term contracts approaching 40% revenue
- 2nd Half weighting
  - Conversion of FEED (2-3) to Detailed Design (4)
  - Alliance start-ups
  - Commercial operation – Esperance Energy Project
- Management targets
  - Earnings growth
  - ROE >20%



Worley

 Worley

3 September 2003

Media Release

WORLEY GROUP LIMITED
(ASX: WOR)

WORLEY GROUP ANNOUNCES RECORD PROFIT

Leading professional services company Worley Group Limited today announced a 46.2% lift in annual net profit for the year to 30 June 2003, the company's maiden result as a listed company. The net profit of $25.9m represents a 14.4 % increase on the prospectus forecast of $22.6m.

Included in the full year result is an after tax profit of $1.4m relating to the sale of the company's interest in Atria (a human resource services company) during the financial year. Excluding the Atria sale proceeds the net profit was $24.5m an increase of 38.3% on pro forma 2002 financial year and 8.2% above the prospectus forecast.

As previously announced to the ASX, the directors have declared a fully franked final dividend of 5 cents per share, in line with the prospectus. The dividend will be payable on Monday 13 October 2003 for shareholders on the register as at midnight (Sydney time) on Friday 3 October 2003. The record date was previously announced as 6 October 2003 but has been changed in line with ASX requirements.

Also today, Worley announces a material contract extension and several new investments concluded since 30 June 2003.

Chief Executive Officer Comment

The chief executive officer of Worley, Mr John Grill, said:

"We are pleased to have achieved our prospectus forecast result. The 2003 result was underpinned by the continued strong performance in our Asian operations and above forecast growth in our Minerals & Metals group. In addition, Worley's joint ventures and integrated service contracts continued a pattern of long-term growth.

Our alliance contracting model continues to gain acceptance with clients. Long-term alliance style and integrated services contracts now represent approximately 40% of 2003 Aggregated Revenue**, reflecting a number of important contract extensions and new alliances.

The result underlines the benefits of Worley's increasing operational and geographic diversification. We were able to achieve this result despite a significant financial impact on our oil & gas business in the Middle East in the second half of the year from the Iraqi situation and the effect of an appreciating Australian Dollar."

 **Worley**

Summary

WORLEY GROUP LIMITED		2002 %	2003 $'000	Pro forma* 2002 $'000	IPO prospectus 2003 $'000
Revenue from ordinary activities			377,743	377,224	412,000
Less: procurement services revenue			(8,251)	(27,175)	(19,900)
Revenue from ordinary activities excluding procurement services revenue			369,492	350,049	392,100
Add: share of revenue from associates	UP	5.6	104,882	87,800	103,600
Aggregated revenue**	**UP**	**8.3**	**474,374**	**437,849**	**495,700**
Earnings before interest and tax (EBIT)	**UP**	**23.9**	**32,149**	**25,942**	**30,900**
Profit before tax	**UP**	**26.9**	**32,394**	**25,521**	**30,500**
Net profit after tax	**UP**	**41.8**	**25,558**	**18,030**	**22,800**
Net profit attributable to members of Worley Group Limited	**UP**	**46.2**	**25,860**	**17,683**	**22,600**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**UP**	**25.2**	**20.4**	**16.3**	**18.1**
Basic earnings per share (cents per share)	**UP**	**33.1**	**18.1**	**13.6**	**15.8**
Diluted earnings per share (cents per share)	**UP**	**41.3**	**17.8**	**12.6**	**15.5**

* Pursuant to the restructure of the Worley Group on 25 October 2001, the previous corresponding period operating results are for statutory accounting purposes for the eight month period from 26 October 2001 to 30 June 2002. To provide a more meaningful comparison of the results of the Worley Group for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, a pro forma Statement of Financial Performance and Statement of Cash Flows are provided as a comparative in this report. This information is based on the Worley Prospectus dated 18 October 2002 (the "Prospectus").

** Aggregated Revenue as defined in the Prospectus includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from Aggregated Revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

 Worley

Finance

The result, Worley's first full year result as a listed company, was earned on Aggregated Revenue of $474.4m, an increase of 8.3% on the previous corresponding period and 4.3 % below the prospectus forecast of $495.7m.

Worley earned a net margin on Aggregated Revenue of 5.2% (excluding Atria impact), an increase on pro forma 2002 financial year's margin of 4.0%. Return on average equity was 23.4%. Earnings per share was 18.1 cents, a growth of 33.1% on pro forma 2002 earnings per share.

The appreciation in value of the Australian Dollar against the US Dollar during the financial year to an average of 58.6 cents compared to the forecast used in the company's prospectus of 55.0 cents negatively impacted both translation of Aggregated Revenue by $7.3m (1.5% of total Aggregated Revenue) and translation of EBIT by $0.6m.

The company tax rate for the 2003 financial year was 21.1% compared to the prospectus forecast rate of 25.2% and 2002 pro forma rate of 29.4%. The 2003 tax result includes a larger than forecast benefit from R&D expenditure claimed of $3.3m. Some of the company's activities are eligible for the R&D concession. While the current R&D regime remains in place the company should continue to remain eligible in respect of these activities. This benefit is partially offset by international withholding taxes and some non-deductible losses in the international operations totalling $2.5m.

Net cash inflow from operating activities was $29.9m, in excess of the prospectus forecast of $13.7m but in line with the pro forma 2002 financial year result, reflecting better than forecast working capital management and lower than forecast tax payments.

Cash outflow relating to investing activities was $6.7m, lower than the prospectus forecast of $13.9m, reflecting a timing benefit for Worley's equity contribution required for the Esperance Energy Project.

Segment Comments

Oil & Gas remains Worley's key customer sector group comprising 68% of Aggregated Revenue. Operational key points for 2003 were:

- South East Asia in particular, Malaysia, Indonesia and Brunei delivered excellent results.
- A strong result was recorded in Saudi Arabia highlighted by the award of the Maintain Potential Programme contract for Saudi Aramco offshore facilities.



- The other offices in the Middle East were adversely affected by the Iraqi situation.
- The TIGA joint venture achieved continuing good performance culminating in the successful installation of the Bayu Undan offshore platforms and facilities.
- Our integrated services contracts with Woodside, Esso BHP Billiton and Shell Todd (NZ) performed in line with expectations.
- The Australian oil & gas business provided a number of challenges during the year.
- The oil & gas business in the US was affected by delays in the mobilisation and commencement of projects that had been previously awarded but will now start through the 2004 financial year.

"The percentage of Worley's oil & gas revenue from international operations increased in 2003 and this trend is set to continue in 2004 as our international footprint and capability continues to develop," John Grill said.

The 2003 result from the **Minerals & Metals** group was strong with Aggregated Revenue of $66.8m being an increase of 130% on pro forma 2002 financial year and in excess of prospectus forecast, reflecting the combination of a number of major projects and the establishment of alliances throughout the financial year.

"The strong project performance in the business and the start of a number of new alliances reflects the work we have undertaken over a number of years in establishing a large and viable business in this sector," John Grill said.

Worley's **Refining, Petrochemical & Chemicals** business had continued growth with Aggregated Revenue of $30.8m being an increase of 4.1% on pro forma 2002 financial year. International operations in Malaysia and Saudi Arabia performed to expectation and Worley continued to build its reputation in the international market. However, industry conditions in the Australian Refining, Petrochemical & Chemicals business remain relatively challenging.

2003 also witnessed continued expansion in the **Infrastructure** segment with strong growth from the joint venture with Burns & Roe in the Australian power & water sector, and in the industrial & infrastructure businesses in Australia and Singapore. Infrastructure Aggregated Revenue for 2003 was $59.0m, an increase of 57.5% on pro forma 2002 financial year and ahead of prospectus forecast.

The financial close of the Esperance Energy Project in 2003 was the first tangible step in Worley's development strategy with the development phase of this project approximately 50% complete. Commercial operation is expected in the second half of the 2004 financial year.



Worley

Commenting on the progress in Worley's Infrastructure businesses, chief executive officer John Grill said:

"We continue to expand and develop our Infrastructure businesses and we see continued growth in this area as an important part of our on-going diversification. We have made satisfactory progress with our development strategy in 2003 and are looking forward to this emerging part of our business making a financial contribution to the results of the Worley Group in 2004."

Business Initiatives

Contract Extension

The company is also announcing today that Esso BHP Billiton has extended the term of the company's service contract, delivered through the Worley ABB joint venture, for one year to December 2004.

Business Development

Since 30 June 2003 Worley has concluded 2 investments that will extend the company's capabilities in the energy, resource and complex process industries.

MEG Worley

Worley has acquired a 50% interest in Macdonald Engineering Group (MEG), a Calgary, Canada based company providing multi disciplinary design and project services to the hydrocarbons industry in Canada, Europe and the Middle East. MEG is a recognised leader in the design of heavy oil and bitumen production facilities.

The consideration paid was $3.3m and the acquisition was effective from 1 August 2003.

Jones & Jones

Worley has acquired, effective 1 July 2003, a 51% interest in Jones & Jones, an Australian design and project services company based in Geelong, Victoria. Jones & Jones is a recognised leader in the provision of specialist skills to the aluminium industry.

The consideration paid was $1.6m. Some additional consideration is conditional upon the achievement of certain financial performance targets.

Commenting on these investments Mr Grill said, " We are delighted to welcome Macdonald Engineering Group and Jones & Jones into the Worley Group. These investments will extend our skills and geographic coverage in the oil & gas and minerals & metals markets. We are looking forward to adding Worley's project and


Worley

alliancing capabilities to these businesses and integrating them with our existing activities and international network".

Outlook

Commenting on the outlook for the Worley Group chief executive officer John Grill said:

"The outlook for the Worley Group remains strong. Worley has a robust and developing international network of operations, and an increasingly diversified business. Our revenue profile is lengthening with a solid increase in long term and alliance style contracts and we have a track record of acceptable earnings growth in our core business and joint ventures.

Subject to reasonable conditions in the markets in which we operate, we expect to deliver further increase in earnings in the 2004 financial year with our project profile having a weighting towards the second half of the financial year.

Our balance sheet strength gives us the capacity to continue to evaluate opportunities for new business growth that add to our existing capability and that provide value for our shareholders."

For further information please contact:

John Grill
Chief Executive Officer
Ph: +61 2 8923 6866

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

WORLEY GROUP LIMITED

ABN 17 096 090 158

PRELIMINARY FINAL REPORT

APPENDIX 4E

FINANCIAL YEAR ENDED 30 JUNE 2003

RESULTS FOR ANNOUNCEMENT TO THE MARKET

			Consolidated 2003	Pro forma* 2002
		%	$'000	$'000
Revenue from ordinary activities			377,743	377,224
Less: procurement services revenue			(8,251)	(27,175)
Revenue from ordinary activities excluding procurement services revenue	UP	5.6	369,492	350,049
Add: share of revenue from associates			104,882	87,800
Aggregated revenue**	**UP**	**8.3**	**474,374**	**437,849**
Earnings before interest and tax (EBIT)	**UP**	**23.9**	**32,149**	**25,942**
Profit before tax	**UP**	**26.9**	**32,394**	**25,521**
Net profit after tax	**UP**	**41.8**	**25,558**	**18,030**
Net profit attributable to members of Worley Group Limited	**UP**	**46.2**	**25,860**	**17,683**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**UP**	**25.2**	**20.4**	**16.3**
Basic earnings per share (cents per share)	**UP**	**33.1**	**18.1**	**13.6**
Diluted earnings per share (cents per share)	**UP**	**41.3**	**17.8**	**12.6**

* Pursuant to the restructure of the Worley Group on 25 October 2001, the previous corresponding period operating results are for statutory accounting purposes for the eight month period from 26 October 2001 to 30 June 2002. To provide a more meaningful comparison of the results of the Worley Group for the 12 months ended 30 June 2003, and the 12 months ended 30 June 2002, a pro forma Statement of Financial Performance and Statement of Cash Flows are provided as a comparative in this report. This information is based on the Worley Prospectus dated 18 October 2002 (the "Prospectus").

** Aggregated revenue as defined in the Prospectus includes revenue from associates excluding Worley share of revenue from Atria Group Pty Ltd (since renamed Source Personnel Pty Ltd). Similarly, "pass through" procurement services for nil margin is also excluded from aggregated revenue. This additional disclosure is included to enable comparison to forecast information included in the Prospectus.

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Final dividend (cents per share)	5.00	100%
Record date for determining entitlement to dividend	3 OCTOBER 2003	
Date dividend is to be paid	13 OCTOBER 2003	

REVIEW OF OPERATIONS

The commentary on the results for the financial year is contained in the press release dated 3 September 2003 accompanying this statement.

COMPARATIVE OF FINANCIAL RESULTS TO IPO PROSPECTUS FORECAST

The following information is provided to enable a comparison of the performance of Worley Group Limited against the Initial Public Offering ("IPO") forecast dated 18 October 2002.

	Consolidated		
	Variance %	2003 $'000	IPO prospectus 2003 $'000
Revenue from ordinary activities		377,743	412,000
Less: procurement services revenue		(8,251)	(19,900)
Revenue from ordinary activities excluding procurement services revenue	(5.8)	369,492	392,100
Add: share of revenue from associates		104,882	103,600
Aggregated revenue	**(4.3)**	**474,374**	**495,700**
Earnings before interest and tax (EBIT)	**4.0**	**32,149**	**30,900**
Profit before tax	**6.2**	**32,394**	**30,500**
Net profit after tax	**12.1**	**25,558**	**22,800**
Net profit attributable to members of Worley Group Limited	**14.4**	**25,860**	**22,600**
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	**12.7**	**20.4**	**18.1**
Basic earnings per share (cents per share)	**14.6**	**18.1**	**15.8**
Diluted earnings per share (cents per share)	**14.8**	**17.8**	**15.5**

Aggregated revenue	Variance %	2003 $'000	IPO prospectus 2003 $'000
Oil & Gas	(5.2)	318,914	336,500
Minerals & Metals	3.2	66,850	64,800
Industrial & Infrastructure	6.7	58,996	55,300
Refining, Petrochemicals and Chemicals	(13.4)	30,846	35,600
Other		2,169	7,300
Unallocated / Elimination		(3,401)	(3,800)
	(4.3)	**474,374**	**495,700**

Further commentary on the performance of Worley Group Limited against the Prospectus forecast is contained in the press release dated 3 September 2003 accompanying this statement.

Additional comparative information on the performance of Worley Group Limited against the Prospectus forecast has been provided in the statements of cashflows and income tax reconciliation at note 5.

FINANCIAL RATIOS

	2003	Pro forma 2002
Return on average equity	23.4%	26.2%
Net tangible assets per share	$0.37	$0.30

DIVIDENDS

	Parent Entity	
	12 months to 30 June 2003 $'000	12 months to 30 June 2002 $'000
Details of dividends in respect of the financial year are as follows:-		
2002 interim dividend of 5.63 cents per ordinary share paid 25 March 2002	-	2,000
Final ordinary dividend for the financial year ended 30 June 2002 of 5.47 cents per ordinary share paid on 9 August 2002	2,000	-
Special dividend of 7.15 cents per ordinary share paid on 11 October 2002	10,000	-
Final ordinary dividend for the financial year ended 30 June 2003 of 5.00 cents per ordinary share declared for payment	7,469	-
Total dividends paid and declared for payment	19,469	2,000

All dividends paid and declared for payment are fully franked.

Franking credit balance

Franking credits available for subsequent financial years based on a tax rate of 30%	11,499	13,980

STATEMENTS OF FINANCIAL PERFORMANCE

	Notes	Consolidated 12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000
Revenue from ordinary activities	2	377,743	377,224
Expenses from ordinary activities			
Staff costs		(243,295)	(238,149)
Reimbursable costs		(42,959)	(54,705)
Depreciation and amortisation expenses	3	(9,320)	(7,530)
Borrowing costs expense	3	(362)	(1,023)
Office and administration costs		(32,882)	(27,256)
Other expenses		(22,118)	(26,151)
Share of net profits of associates accounted for using the equity method*		5,587	3,111
Profit from ordinary activities before income tax expense		32,394	25,521
Income tax expense relating to ordinary activities	5	(6,836)	(7,491)
Profit from ordinary activities after income tax expense		25,558	18,030
Net loss/(profit) attributable to outside equity interests		302	(347)
Net profit attributable to members of Worley Group Limited		25,860	17,683
Net exchange difference on translation of financial reports of foreign controlled entities	7	(3,662)	(1,404)
Share issue costs		(6,925)	-
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"		(188)	-
Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity		(10,775)	(1,404)
Total changes in equity other than those resulting from transactions with owners as owners		15,085	16,279
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	1	20.4	16.3
Basic earnings per share (cents per share)	1	18.1	13.6
Diluted earnings per share (cents per share)	1	17.8	12.6

* Share of net profits of associates accounted for using the equity method is after tax

The above statements of financial performance should be read in conjunction with the accompanying notes.

STATEMENTS OF FINANCIAL POSITION

	Notes	Consolidated 30 June 2003 $'000	Consolidated 30 June 2002 $'000
ASSETS			
Current assets			
Cash assets		35,428	19,396
Receivables		70,148	73,535
Inventories		10,777	8,234
Other financial assets		1,234	905
Total current assets		117,587	102,070
Non-current assets			
Investments accounted for using the equity method		11,713	10,312
Other financial assets		120	208
Property, plant and equipment		11,186	12,306
Intangible assets		61,705	62,950
Deferred tax assets		8,139	8,287
Other		211	383
Total non-current assets		93,074	94,446
TOTAL ASSETS		210,661	196,516
LIABILITIES			
Current liabilities			
Payables		43,625	44,797
Interest bearing liabilities		3,852	9,647
Tax liabilities		4,594	8,494
Provisions		28,531	19,474
Total current liabilities		80,602	82,412
Non-current liabilities			
Interest bearing liabilities		689	815
Deferred tax liabilities		7,782	8,747
Provisions		2,926	2,460
Total non-current liabilities		11,397	12,022
TOTAL LIABILITIES		91,999	94,434
NET ASSETS		118,662	102,082
EQUITY			
Contributed equity	8	108,883	94,660
Reserves	7	(4,591)	(929)
Retained profits	7	13,545	7,342
Equity attributable to members of Worley Group Limited		117,837	101,073
Outside equity interests		825	1,009
TOTAL EQUITY		118,662	102,082

The above statements of financial position should be read in conjunction with the accompanying notes.

STATEMENTS OF CASH FLOWS

	Notes	Consolidated 12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000	IPO prospectus 12 months to 30 June 2003 $'000
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts from customers (inclusive of goods and services tax)		412,072	401,068	426,000
Payments to suppliers and employees (inclusive of goods and services tax)		(374,243)	(369,438)	(400,400)
		37,829	31,630	25,600
Dividends received		3,324	1,345	2,300
Interest received		607	602	-
Borrowing costs paid		(271)	(947)	(400)
Income taxes paid		(11,553)	(2,861)	(13,800)
Net cash inflow from operating activities	9	29,936	29,769	13,700
CASH FLOWS FROM INVESTING ACTIVITIES				
Payments for purchase of equity and other investments		(2,831)	(653)	(9,000)
Payments for property, plant and equipment		(4,048)	(5,758)	(4,900)
Proceeds from disposal of property, plant and equipment		211	69	-
Net cash outflow from investing activities		(6,668)	(6,342)	(13,900)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issue of ordinary shares		21,148	-	22,300
Payment of share issue costs		(6,925)	-	(6,800)
Repayment of bank loans		(15,500)	(5,440)	(7,500)
Proceeds from bank loans		8,419	9,500	-
Lease payments		(774)	(434)	(500)
Loans made to associates		-	(3,800)	-
Loans to/(from) associates repaid		320	(1,000)	-
Dividends paid		(12,044)	(3,043)	(12,000)
Net cash outflow from financing activities		(5,356)	(4,217)	(4,500)
NET INCREASE IN CASH HELD		17,912	19,210	(4,700)
Cash at the beginning of the financial year		17,989	1,167	17,989
Cash balances in controlled entities acquired net of overdraft		(1,180)	-	-
Effects of exchange rate changes on cash		(1,898)	(2,388)	-
CASH AT THE END OF THE FINANCIAL YEAR	9	32,823	17,989	13,289

The above statements of cash flows should be read in conjunction with the accompanying notes.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. Unless otherwise stated, the accounting policies adopted are consistent with those of the acquired entities.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Worley Group Limited ("Worley" or "parent entity") as at 30 June 2003 and the results of all controlled entities for the financial year then ended. Worley and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the financial year during which control existed.

(b) Changes in accounting policy

(i) Employee benefits

The consolidated entity has applied the revised Accounting Standard AASB 1028: "Employee Benefits" from 1 July 2002. The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, rather than wage and salary rates current at each reporting date. As a result of this change in accounting policy, opening retained profits at 1 July 2002 decreased by $0.2 million.

The impact of the change in accounting policy to current financial year profit and current liabilities is not material.

(ii) Provisions, contingent liabilities and contingent assets

The consolidated entity has applied the revised Accounting Standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets" from 1 July 2002. As a result of this change in accounting policy, there was no impact on opening retained profits at 1 July 2002 or the current financial year's consolidated profit and liabilities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Consolidated	
	12 months to 30 June 2003	Pro forma 12 months to 30 June 2002
1 EARNINGS PER SHARE		
Basic earnings per share before amortisation of trade name and goodwill (cents per share)	20.4	16.3
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Basic earnings per share (cents per share)	18.1	13.6
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	143,194,711	129,557,141
Diluted earnings per share (cents per share)	17.8	12.6
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	145,426,573	139,856,710

To assist comparison, the basic and diluted earnings per share disclosed for the financial year ended 30 June 2002 have been restated to incorporate the increased number of shares issued after the share split, effective 11 October 2002.

2 REVENUE

	12 months to 30 June 2003	Pro forma 12 months to 30 June 2002
Revenues from operating activities		
Services	367,180	348,058
Procurement services	8,251	27,175
	375,431	375,233
Revenues from outside the operating activities		
Interest revenue	607	602
Other	1,705	1,389
	2,312	1,991
Revenue from ordinary activities	377,743	377,224

	Consolidated 12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000

3 EXPENSES AND LOSSES/(GAINS)

(a) Net gains

Profit from ordinary activities before income tax expense includes the following specific net gains and expenses:

	12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000
Net gain on disposal		
Investments	(29)	-

(b) Net expenses and losses

	12 months to 30 June 2003 $'000	Pro forma 12 months to 30 June 2002 $'000
Depreciation of plant and equipment	4,367	3,609
Amortisation		
Leasehold improvements	845	157
Plant and equipment under finance leases	615	374
Goodwill	1,623	1,640
Trade name	1,750	1,750
Deferred expenditure	120	-
Total amortisation	4,953	3,921
Total depreciation and amortisation	9,320	7,530
Other charges against assets		
Bad and doubtful debts – trade debtors	2,552	380
Bad and doubtful debts – loans to associate	(500)	-
Borrowing costs		
Interest and finance charges paid/payable	271	955
Finance charges – capitalised leases	91	68
Total borrowing costs	362	1,023
Other expenses and losses		
Operating lease rentals – minimum lease payments	9,238	7,940
Foreign exchange losses	442	986
Net loss on disposal of property, plant and equipment	82	217
Provisions		
Employee entitlements	2,133	3,810
Insurance	480	700
Support of associate	(1,650)	-
Deferred revenue	1,093	(558)

4 INVESTMENTS IN ASSOCIATES

Details of material interests in associated entities are as follows:	Ownership interest: Current financial year %	Ownership interest: Previous corresponding financial year %	Contribution to net profit: Current financial year $'000	Contribution to net profit: Previous corresponding financial year $'000
Ranhill Worley Sdn Bhd	49	49	1,560	694
Petrocon Arabia Co Limited	50	50	1,500	879
Damit Worley Engineering Sdn Bhd	50	50	853	895
I&E Systems Pty Ltd	50	50	818	391
Transfield Worley Limited	50	50	687	329
Burns & Roe Worley Pty Limited	50	50	520	344
Other interests in associated entities *			(351)	(421)
			5,587	3,111

* Incorporates results of associated entities not material on an individual basis.

5 INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the profit. The differences are reconciled as follows:

	Consolidated: 12 months to 30 June 2003 $'000	Consolidated: Pro forma 12 months to 30 June 2002 $'000	IPO prospectus 12 months to 30 June 2003 $'000
Profit from ordinary activities before income tax expense	32,394	25,521	30,500
Income tax calculated at 30%	9,718	7,656	9,150
Tax effect of permanent differences:			
Share of associates' net profits	(1,676)	(933)	(1,860)
Amortisation of goodwill and trade name	1,039	927	1,020
Legal and professional expenses not deductible	143	324	150
Reversal of provision for support of related entity	(645)	-	-
Additional allowable tax depreciation	(1,341)	(750)	(1,060)
Other	477	267	300
Income tax adjusted for permanent differences	7,715	7,491	7,700
Recognise previously unbooked tax losses	-	(185)	-
Research and development concession relating to prior years	(3,319)	-	-
Overprovision in previous financial year	(97)	-	-
International tax rate differential*	2,537	-	-
Income tax expense	6,836	7,491	7,700

* Represents tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

6 CONTROLLED ENTITIES

Control was gained over the following entities during the financial year:	Place of incorporation	Equity holding %	Date of gaining control
Worley & Partners Limited	Oman	60	1 December 2002
Worley Qatar W. L. L.	Qatar	80	30 September 2002
Worley Arabia Ltd	Abu Dhabi	100	30 September 2002

The impact of the above acquisitions to the current financial year's results are not material. Control was not lost of any significant entity during the financial year.

7 RESERVES AND RETAINED PROFITS

	Consolidated 30 June 2003 $'000
Foreign currency translation reserve	(4,591)
Retained profits	13,545
	8,954

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of self-sustaining foreign operations.

Movements	
Balance at 1 July 2002	(929)
Loss on translation of foreign controlled entities and associates	(3,662)
Balance at 30 June 2003	(4,591)

7 RESERVES AND RETAINED PROFITS (CONTINUED)

(b) Retained profits

	Consolidated 30 June 2003 $'000
Balance at 1 July 2002	7,342
Net profit attributable to members of Worley	25,860
Adjustment arising from adoption of revised Accounting Standard AASB 1028: "Employee Benefits"	(188)
Dividends provided for or paid	(19,469)
Balance at 30 June 2003	13,545

8 CONTRIBUTED EQUITY

	2003 Number of shares	2003 $'000
Movements in ordinary shares		
Balance at 1 July 2002	35,522,122	94,660
Issued during the financial year		
- exercise of options	2,823,948	4,728
- share split prior to listing	101,510,641	-
- public equity raising	9,500,000	16,420
less: transaction costs	-	(6,925)
Balance at 30 June 2003	149,356,711	108,883

	Consolidated 12 months to 30 June 2003	Pro forma 12 months to 30 June 2002
	$'000	$'000

9 NOTES TO THE STATEMENTS OF CASH FLOWS

	$'000	$'000
(a) Cash at bank and on hand	35,428	19,396
The above figures are reconciled to cash at the end of the financial year as shown in the statements of cash flows as follows:		
Balances as above	35,428	19,396
Less: Bank overdrafts	(2,605)	(1,407)
Balance per statements of cash flows	32,823	17,989

	$'000	$'000
(b) Reconciliation of operating profit after income tax to the net cash flows from operating activities		
Net profit	25,558	18,030
Non-cash items		
Depreciation of non-current assets	4,367	3,609
Amortisation of non-current assets	4,953	3,921
Dividends received from associates	3,324	404
Share of associates' net profits	(5,587)	(3,111)
Net gain on disposal of investments	(29)	-
Net loss on disposal of property, plant and equipment	82	217
Finance charges on capitalised leases	91	75
Cash flow adjusted for non-cash items	32,759	23,145
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the financial year		
Increase in prepayments	(173)	(1,318)
Decrease/(increase) in future income tax benefit	148	(4,079)
(Increase)/decrease in inventories	(492)	7,048
Decrease/(increase) in receivables	7,166	(12,770)
(Decrease)/increase in trade creditors	(6,555)	6,659
(Decrease)/increase in provision for income tax	(3,899)	8,338
(Decrease)/increase in provision for deferred tax	(965)	372
Increase in other provisions	1,947	2,374
Net cash inflow from operating activities	29,936	29,769

10 SUBSEQUENT EVENTS

Effective 1 July 2003, Worley Engineering Pty Limited acquired a 51% interest in Jones & Jones Engineering Design Pty Limited. A total cash consideration of $1.6 million has been paid to acquire this interest.

Effective 1 August 2003, Worley Engineering Pty Limited, a wholly owned subsidiary of Worley Group Limited, acquired 50% of the issued share capital of Macdonald Engineering Group Limited, a Canadian engineering company. The company has since been renamed MEG Worley Limited. A total cash consideration of $3.3 million has been paid to acquire this interest.

11 SEGMENT INFORMATION

Primary reporting – business segments

2003	Oil & Gas	Minerals & Metals	Industrial & Infrastructure	RPC *	Other	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue from services to external customers	253,045	66,850	27,384	19,221	680	-	367,180
Procurement services revenue	8,251	-	-	-	-	-	8,251
Inter-segment sales	1,253	-	2,148	-	-	(3,401)	-
Services revenue	**262,549**	**66,850**	**29,532**	**19,221**	**680**	**(3,401)**	**375,431**
Share of net profit of associates	4,565	-	592	430	-	-	5,587
Other revenue	823	-	-	-	882	-	1,705
Total segment revenue	**267,937**	**66,850**	**30,124**	**19,651**	**1,562**	**(3,401)**	**382,723**
Interest revenue	-	-	-	-	607	-	607
Less: procurement services revenue	(8,251)	-	-	-	-	-	(8,251)
Less: share of net profit of associates	(4,565)	-	(592)	(430)	-	-	(5,587)
Add: share of revenue of associates	63,793	-	29,464	11,625	-	-	104,882
Aggregated revenue	**318,914**	**66,850**	**58,996**	**30,846**	**2,169**	**(3,401)**	**474,374**
Segment result	36,655	8,468	3,232	2,400	1,663	-	52,418
Amortisation expense (intangibles)							(3,373)
Unallocated expenses							(16,651)
Result from ordinary activities before income tax expense							32,394
Income tax expense							(6,836)
Profit from ordinary activities after income tax expense							**25,558**

* Refining, Petrochemicals and Chemicals

ANNUAL GENERAL MEETING

The Annual General Meeting will be held as follows:

Place	Duxton Hotel, 88 Alfred Street, North Sydney 2060
Date	Wednesday, 5 November 2003
Time	2.00 PM
Approximate date the annual report will be available	Tuesday, 14 October 2003

AUDIT

This financial report is based on accounts which have been audited.



Worley

26 August 2003

ASX Announcement

WORLEY GROUP LIMITED
(ASX: WOR)

RELEASE OF VOLUNTARY ESCROW

Pursuant to Listing Rule 3.10A, notice is hereby given that shares in Worley Group Limited that have been subject to voluntary escrow arrangements will be released from escrow on Monday 8 September 2003.

The total number of shares to be released from escrow is 52,731,248 shares. After 8 September 2003, no shares in Worley Group Limited will remain subject to voluntary escrow arrangements.

For further information please contact:

David Housego
Chief Financial Officer
Ph: 02 8923 6866